Form 10-K, Exhibit 13
period 1994-12-31
CAPSTEAD MORTGAGE CORP
filed 1995-03-28
CIK 766701

                                                                      EXHIBIT 13





                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                                PORTIONS OF THE
                         ANNUAL REPORT TO STOCKHOLDERS
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                          REPORT OF ERNST & YOUNG LLP
                             INDEPENDENT AUDITORS



Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited the accompanying consolidated balance sheet of Capstead Mortgage Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31,1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the finacial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                     Ernst & Young LLP


Dallas, Texas
January 23, 1995

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF INCOME

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              Year Ended December 31
                                        ---------------------------------
                                          1994        1993        1992
                                        --------    --------    --------
Interest income:
  Mortgage securities collateral        $354,603    $390,690    $383,060
  Mortgage investments                   202,398     184,136     117,527
                                        --------    --------    --------
    Total interest income                557,001     574,826     500,587
                                        --------    --------    --------
Interest and related expenses:
  Collateralized mortgage securities     335,656     410,153     353,356
  Short term borrowings                  139,092      80,923      62,077
  Mortgage insurance and other            13,476      20,084      13,821
  Provision for possible losses            3,500       2,800       7,750
                                        --------    --------    --------
    Total interest and related
     expenses                            491,724     513,960     437,004
                                        --------    --------    --------
      Net margin on mortgage assets       65,277      60,866      63,583
                                        --------    --------    --------
Mortgage servicing revenues:
  Servicing fees                          28,973       1,539           -
  Other                                    3,913        (132)          -
                                        --------    --------    --------
    Total mortgage servicing revenues     32,886       1,407           -
                                        --------    --------    --------
Mortgage servicing expenses:
  Salaries and related costs               2,867         648           -
  General and administrative               3,002         492           -
  Amortization of purchased mortgage
   servicing rights                        5,998       1,323           -
                                        --------    --------    --------
    Total mortgage servicing expenses     11,867       2,463           -
                                        --------    --------    --------
      Net margin on mortgage
       servicing operations               21,019      (1,056)          -
                                        --------    --------    --------
Other revenues:
  Gain on sales                            9,161      61,216       2,910
  CMO administration                       4,067       1,482           -
  Other                                      950       1,875         952
                                        --------    --------    --------
    Total other revenues                  14,178      64,573       3,862
                                        --------    --------    --------
Other expenses:
  Salaries and related costs               8,263       7,456       4,124
  General and administrative               6,632       6,505       4,221
  Management fees and termination
   costs                                       -      16,166       5,909
                                        --------    --------    --------
    Total other expenses                  14,895      30,127      14,254
                                        --------    --------    --------
Net income                              $ 85,579    $ 94,256    $ 53,191
                                        ========    ========    ========

Net income                              $ 85,579    $ 94,256    $ 53,191
Less cash dividends on preferred
 stock                                   (38,876)    (38,592)     (4,707)
                                        --------    --------    --------
Net income available to common
 stockholders                           $ 46,703    $ 55,664    $ 48,484
                                        ========    ========    ========

Net income per share:
  Primary                               $   3.06    $   3.68    $   3.37
  Fully diluted                             3.01        3.57        3.23
Average number of shares outstanding:
  Primary                                 15,278      15,146      14,394
  Fully diluted                           15,875      15,930      15,591



See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET

                                (IN THOUSANDS)

                                                             DECEMBER 31
                                                       ------------------------
                                                          1994          1993
                                                       ----------    ----------
Assets
  Mortgage securities collateral                       $5,270,103    $3,995,956
  Mortgage investments                                  3,305,984     2,842,151
                                                       ----------    ----------
                                                        8,576,087     6,838,107

  Less allowance for possible losses                       (7,354)       (6,927)
                                                       ----------    ----------
                                                        8,568,733     6,831,180
  Cash and cash equivalents                                21,741        87,760
  Prepaids, receivables and other                          70,415        36,238
  Purchased mortgage servicing rights                     282,969        25,146
                                                       ----------    ----------
                                                       $8,943,858    $6,980,324
                                                       ==========    ==========
Liabilities
  Collateralized mortgage securities                   $5,102,145    $3,891,134
  Short term borrowings                                 3,190,582     2,443,807
  Accounts payable and accrued expenses                    11,568         7,193
  Mortgage servicing rights acquisitions payable           75,888            --
                                                       ----------    ----------
                                                        8,380,183     6,342,134
                                                       ----------    ----------
Stockholders' Equity
  Preferred stock - $0.10 par value;
    100,000 shares authorized:
      $1.60 Cumulative Preferred Stock, Series A,
        623 and 735 shares issued and outstanding
        ($10,217 aggregate liquidation preference)          8,720        10,295
      $1.26 Cumulative Convertible Preferred Stock,
        Series B, 30,277 shares and 29,797 shares
        issued and outstanding ($344,552 aggregate
        liquidation preference)                           324,779       319,543
  Common stock - $0.01 par value; 100,000 shares
    authorized; 15,304 and 15,154 shares issued
    and outstanding                                           153           152
  Paid-in capital                                         310,766       308,140
  Undistributed income (deficit)                           (2,228)           60
  Unrealized loss on debt and equity securities           (78,515)           __
                                                       ----------    ----------
                                                          563,675       638,190
                                                       ----------    ----------
                                                       $8,943,858    $6,980,324
                                                       ==========    ==========


See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                (IN THOUSANDS)

                                                         THREE YEARS ENDED DECEMBER 31, 1994
                                          ------------------------------------------------------------------------
                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                              PREFERRED STOCK                            UNDISTRIBUTED    ON DEBT
                                          ----------------------   COMMON     PAID-IN       INCOME       AND EQUITY
                                           SERIES A    SERIES B    STOCK      CAPITAL     (DEFICIT)      SECURITIES     TOTAL
                                          ----------  ----------  -------     --------  -------------  ------------   ---------
Balance at
 January 1, 1992                          $ 32,616     $      -     $116      $221,522     $   (915)      $      -     $253,339
Stock issuance                                   -      315,025       20        61,623            -              -      376,668
Net income                                       -            -        -             -       53,191              -       53,191
Cash dividends:
  Common ($3.26 per share)                       -            -        -             -      (47,952)             -      (47,952)
  Preferred:
    Series A ($1.60 per share)                   -            -        -             -       (1,823)             -       (1,823)
    Series B ($0.10 per share)                   -            -        -             -       (2,884)             -       (2,884)
Conversion of preferred stock              (19,411)           -       12        19,399            -              -            -
Other                                            -            -        1           959            -              -          960
                                          --------     --------     ----      --------     --------       --------     --------
Balance at
  December 31, 1992                         13,205      315,025      149       303,503         (383)             -      631,499
Net income                                                    -        -             -       94,256              -       94,256
Cash dividends:
  Common ($3.66 per share)                       -            -        -             -      (55,221)             -      (55,221)
  Preferred:
    Series A ($1.60 per share)                   -            -        -             -       (1,274)             -       (1,274)
    Series B ($1.26 per share)                   -            -        -             -      (37,318)             -      (37,318)
Conversion of preferred stock               (2,910)        (144)       2         3,052            -              -            -
Other                                            -        4,662        1         1,585            -              -        6,248
                                          --------     --------     ----      --------     --------       --------     --------
Balance at
  December 31, 1993                         10,295      319,543      152       308,140           60              -      638,190
Adjustment to beginning balance for
 change in accounting method                     -            -        -             -            -          7,512        7,512
Net income                                       -            -        -             -       85,579              -       85,579
Cash dividends:
  Common ($3.21 per share)                       -            -        -             -      (48,991)             -      (48,991)
  Preferred:
    Series A ($1.60 per share)                   -            -        -             -       (1,042)             -       (1,042)
    Series B ($1.26 per share)                   -            -        -             -      (37,834)             -      (37,834)
Conversion of preferred stock               (1,575)         (18)       1         1,592            -              -            -
Other                                            -        5,254        -         1,034            -              -        6,288
Change in unrealized gain (loss) on
 debt and equity securities                      -            -        -             -            -        (86,027)     (86,027)
                                          --------     --------     ----      --------     --------       --------     --------
Balance at
 December 31, 1994                        $  8,720     $324,779     $153      $310,776     $ (2,228)      $(78,515)    $563,675
                                          ========     ========     ====      ========     ========       ========     ========

See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                (IN THOUSANDS)


                                                                           Year Ended December 31
                                                                 -----------------------------------------
                                                                    1994           1993           1992
                                                                 -----------    -----------    -----------
Operating activities:
  Net income                                                     $    85,579    $    94,256    $    53,191
  Noncash items:
    Amortization of discount and premium                               6,265         47,988          7,398
    Amortization of purchased mortgage servicing rights                5,998          1,323             --
    Depreciation and other amortization                                1,932            819            140
    Provision for possible losses                                      3,500          2,800          7,750
  Net change in prepaids, receivables, other assets and
    accounts payable                                                 (46,330)        (2,273)       (19,821)
  Net gain from investing activities                                  (9,161)       (62,216)        (2,910)
                                                                 -----------    -----------    -----------
      Net cash provided by operating activities                       47,783         83,697         45,748
                                                                 -----------    -----------    -----------
Investing activities:
  Mortgage securities collateral:
    Principal collections on collateral                            1,157,248      2,437,768      1,270,681
    Decrease (increase) in accrued interest receivable                 9,065         11,302        (13,947)
    Decrease (increase) in short term investments                    166,150        (25,361)       (98,242)
  Purchases of mortgage loans                                     (1,935,136)    (4,410,950)    (5,489,456
  Purchases of agency securities                                  (1,631,294)    (1,747,931)            --
  Purchases of mortgage servicing rights                            (263,821)       (26,469)            --
  Purchase of equity securities                                      (17,808)            --             --
  Principal collections on mortgage investments                      349,806        266,347         99,447
  Proceeds from sales of mortgage assets and equity securities       105,288      3,859,993      1,160,920
  Net cash from acquisition                                               --             --          8,236
                                                                 -----------    -----------    -----------
      Net cash provided (used) by investing activities            (2,060,502)       364,699     (3,062,361)
                                                                 -----------    -----------    -----------
Financing activities:
  Collateralized mortgage securities:
    Issuance of securities                                         2,565,540      1,185,482      3,564,780
    Principal payments on securities                              (1,352,288)    (2,469,026)    (1,168,581)
    Increase (decrease) in accrued interest payable                   (7,636)       (14,427)        21,396
  Capital stock transactions                                           6,288          6,248         62,603
  Dividends paid                                                     (87,867)       (93,813)       (52,659)
  Mortgage servicing rights acquisitions payable                      75,888             --             --
  Increase in short term borrowings                                  746,775        994,598        593,637
                                                                 -----------    -----------    -----------
      Net cash provided (used) by financing activities             1,946,700       (390,938)     3,021,176
                                                                  ----------     ------------   ----------

Net increase (decrease) in cash and cash equivalents                 (66,019)        57,458          4,563
Cash and cash equivalents at beginning of year                        87,760         30,302         25,739
                                                                 -----------    -----------    -----------
Cash and cash equivalents at end of year                         $    21,741    $    87,760    $    30,302
                                                                 ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1994

NOTE  A  -  BUSINESS

Capstead Mortgage Corporation, together with certain affiliated entities, operates as a mortgage conduit which purchases, securitizes and invests in various types of single-family residential mortgage loans. In addition, the Company has formed a mortgage servicing unit to function as the primary mortgage servicer for loans and mortgage servicing rights acquired by the Company.

Note  B  -  ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Capstead Mortgage Corporation ("Capstead"), its mortgage servicing subsidiary ("Capstead Inc."), its special-purpose finance subsidiaries and certain other entities (collectively, the "Company"). Intercompany balances and transactions have been eliminated. Substantially all of the assets of the special-purpose finance subsidiaries are pledged to secure collateralized mortgage securities and are not available for the satisfaction of general claims of Capstead. Capstead has no obligation for the collateralized mortgage securities beyond the assets pledged as collateral.

Securities Held-to-Maturity and Available-for-Sale

Management determines the appropriate classification of debt securities at the time of purchase or securitization and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and discounts over the estimated life of the security. Such amortization is included in interest income. Interest and dividends are included in interest income and other revenues, respectively. Realized gains and losses are included in other revenues. The cost of securities sold is based on the specific identification method.

Mortgage Assets

Mortgage investments and mortgage securities collateral held in the form of mortgage-backed securities are debt securities and classified as either held-to-maturity or available-for-sale. Mortgage investments held in the form of mortgage loans are carried at their unpaid principal balance, net of unamortized discount or premium and adjusted for deferred hedging gains or losses, if any. The Company may, from time to time, hold mortgage loans for sale. Mortgage loans held for sale are carried at the lower of cost or market on an aggregate basis. The cost of these mortgage loans is adjusted for gains or losses generated from corresponding hedging transactions, if any, prior to the lower of cost or market valuation. Transfers from loans held for sale to loans held for investment are recorded at the lower of cost or market. Interest income, net of servicing fees, is recorded as income when earned. Any discount or premium is recognized as an adjustment to interest income by the interest method over the life of the related mortgage loan.

Mortgage assets are subject to changes in value because of changes in interest rates and rates of prepayment as well as failure of the mortgagor to perform under the mortgage agreement. The Company manages its exposure to these risks by the issuance of collateralized mortgage securities, the acquisition of mortgage pool and special hazard insurance, forward sale agreements and other strategies.

Hedging Activities

The Company may enter into forward sales of Federal National Mortgage Association ("FNMA") mortgage-backed securities to reduce exposure to interest rate risk primarily on fixed-rate mortgage loans which it has purchased or has committed to purchase prior to either the placement of permanent financing or sale of such loans. These forward sale agreements generally have terms of not more than 90 days. Gains and losses on these hedging transactions are deferred as an adjustment to the carrying value of the related mortgage loans and amortized into interest income using the effective yield method over the expected remaining life of the mortgage loans or taken into income on the date of sale.

Allowance for Possible Losses

The Company provides for possible losses due to (i) mortgagor default on mortgage loans not covered by mortgage pool insurance, (ii) fraud in the origination of mortgage loans, (iii) special hazards on mortgage loans not covered by special hazard insurance, and (iv) higher than anticipated prepayments on other mortgage securities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less.

Purchased Mortgage Servicing Rights

The cost of acquiring mortgage servicing rights is capitalized and then amortized in proportion to and over the period of estimated net servicing income. Estimated net servicing income is evaluated periodically and adjustments are made to the rate of amortization.

Borrowings

Collateralized mortgage securities and short term borrowings are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to interest expense by the interest method over the expected term of the related borrowings.

Mortgage Servicing Revenues

Mortgage servicing revenues represent fees received for servicing mortgage loans. Servicing fees are calculated on the basis of the outstanding monthly principal balance of mortgage loans serviced and are recognized as income when collected.

Income Taxes

Capstead and its qualified real estate investment trust ("REIT") subsidiaries ("qualified REIT subsidiaries") have elected to be taxed as a REIT and intend to continue to do so. As a result of this election, Capstead is not taxed on taxable income distributed to stockholders, provided that certain REIT qualification tests are met. Currently, it is Capstead's policy to distribute 100 percent of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead and its qualified REIT subsidiaries.

Capstead's non-REIT subsidiaries, principally Capstead Inc. and subsidiaries, file a separate federal income tax return. The January 1, 1993 adoption of the liability method of accounting for income taxes had no cumulative effect on the consolidated financial statements.

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

Reclassification

Certain amounts for prior years have been reclassified to conform to the 1994 presentation.

NOTE  C  -  MORTGAGE INVESTMENTS

Mortgage investments and the related average effective interest rates (calculated excluding unrealized gains and losses) were as follows (dollars in thousands):

                                                     As of                            Year Ended
                                                   December 31                       December 31
                                          -------------------------             ---------------------
                                             1994           1993                 1994           1993
                                          ----------     ----------             -----          ------
Mortgage loan portfolio:
 Fixed-rate mortgage loans                $   55,055     $1,427,031              6.95%          7.40%
 Medium-term mortgage loans                   21,760         55,280              7.01           6.92
 Adjustable-rate mortgage loans              132,692        109,230              5.22           5.33
AAA-rated private mortgage pass-through
 securities portfolio:
 Fixed-rate mortgage securities                  409              -              6.69              -
 Medium-term mortgage securities             459,874        425,301              6.92           7.14
 Adjustable-rate mortgage securities         755,623        422,528              5.48           5.17
Agency securities portfolio:
 Fixed-rate mortgage securities              504,023        402,781              6.44           6.80
 Adjustable-rate mortgage securities       1,042,861              -              4.74              -
 Callable notes                              333,687              -              6.96              -
                                          ----------     ----------
                                          $3,305,984     $2,842,151
                                          ==========     ==========

The Company classifies its mortgage investments by term and interest rate characteristics of the underlying mortgage loans. Fixed-rate mortgage investments (i) have fixed rates of interest for their entire terms or (ii) have an initial fixed-rate period of ten years after origination and then adjust annually based on a specified margin over 1-year United States Treasury Securities ("1-year Treasuries"). Medium-term mortgage investments (i) have an initial fixed-rate period of three or five years after origination and then adjust annually based on a specified margin over 1-year Treasuries or (ii) have initial interest rates that adjust one time, approximately five years following origination of the mortgage loan, based on a specified margin over the FNMA yields for 30-year, fixed-rate commitments at the time of adjustment. Adjustable-rate mortgage investments either (i) adjust semi-annually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR") or
(ii) adjust annually based on a specified margin over 1-year Treasuries. Fixed-rate and adjustable-rate mortgage agency securities consist of mortgage-backed securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation ("FHLMC"), FNMA or the Government National Mortgage Association ("GNMA"). Callable agency notes are unsecured, 3-year, fixed-rate notes issued by FHLMC, FNMA, or the Federal Home Loan Bank Board ("FHLBB") and mature in 1997, unless redeemed earlier by FHLMC, FNMA or FHLBB.

At December 31, 1994 the AAA-rated private mortgage pass-through securities ("Mortgage Pass-Throughs") portfolio, the agency securities portfolio, and substantially all of the mortgage loan portfolio were pledged to secure short term borrowings. As of December 31, 1994, outstanding commitments to purchase mortgage loans were approximately $37 million. All mortgage loans were held for investment at December 31, 1994.

For hedging purposes the Company had outstanding forward sales agreements with an aggregate gross contract amount of $65 million at December 31, 1994. These hedge positions were terminated in January 1995 at a loss of $202,000, which was deferred as an adjustment of the carrying value of the related mortgage loans. Included in mortgage securities collateral at December 31, 1994 was approximately $5.6 million of net realized gains that have been deferred related to hedging activities.

NOTE  D  -  MORTGAGE SECURITIES COLLATERAL

Mortgage securities collateral consists primarily of collateral pledged to secure borrowings through collateralized mortgage securities. All principal and interest on the collateral is remitted directly to a collection account maintained by a trustee. The trustee is responsible for reinvesting those funds in short term investments. All collections on the collateral and the reinvestment income earned thereon are available for the payment of principal and interest on the collateralized mortgage securities.

The components of mortgage securities collateral are summarized as follows (in thousands):

                                                  December 31
                                         -----------------------------
                                            1994               1993
                                         ----------         ----------
Mortgage collateral                      $5,201,886         $3,754,533
Short term investments                       29,308            195,458
Accrued interest receivable                  33,221             26,953
                                         ----------         ----------
  Total collateral                        5,264,415          3,976,944
Unamortized premium (discount)               (7,962)             6,341
                                         ----------         ----------
  Net collateral                          5,256,453          3,983,285
Other mortgage securities                    13,650             12,671
                                         ----------         ----------
                                         $5,270,103         $3,995,956
                                         ==========         ==========

Mortgage collateral consists of fixed-rate, medium-term and adjustable-rate mortgage securities and fixed-rate agency securities. The weighted average effective interest rate for mortgage collateral was 7.63 percent and 8.38 percent during the years ended December 31, 1994 and 1993, respectively.

NOTE  E  -  MORTGAGE SERVICING

The following table provides information regarding the mortgage servicing portfolio and the related investment in purchased mortgage servicing rights (in thousands, except number of loans):


                                           Unpaid                      Purchased
                                         Principal       Number        Mortgage
                                          Balance       of Loans   Servicing Rights
                                        ------------    --------   ----------------
Loans serviced at December 31, 1993      $ 2,393,267       7,746     $   25,146
 Additions                                12,524,522     110,078        170,268
 Runoff/amortizatio                         (525,607)     (2,215)        (5,998)
                                         -----------     -------      ---------
Loans serviced at December 31, 1994       14,392,182     115,609        189,416
 Purchases pending transfer                5,145,421      52,775         93,553
                                         -----------     -------      ---------
Total portfolio at December 31, 1994     $19,537,603     168,384      $ 282,969
                                         ===========     =======      =========

The Company services mortgage loans in all 50 states and the District of Columbia. As of December 31, 1994, 22 percent of loans serviced and loans pending transfer were located in California (based on the unpaid principal balances).

In connection with mortgage servicing activities, the Company maintains segregated escrow deposits which are held in bank trust accounts. At December 31, 1994 and 1993, escrow and fiduciary funds for loans being serviced approximated $163 million and $41 million, respectively, and are excluded from the accompanying balance sheet.

NOTE  F  -  COLLATERALIZED  MORTGAGE  SECURITIES

Each series of collateralized mortgage securities issued consists of various classes of bonds, most of which have fixed rates of interest. Interest is payable monthly or quarterly at specified rates for all classes. Typically, principal payments on each series are made to each class in the order of their stated maturities so that no payment of principal will be made on any class of bonds until all classes having an earlier stated maturity have been paid in full.

The components of collateralized mortgage securities along with certain other information are summarized as follows (dollars in thousands):

                                                     December 31
                                      -------------------------------------
                                             1994                   1993
                                      --------------         --------------
Collateralized mortgage securities        $5,177,445             $3,857,303
Accrued interest payable                      51,277                 45,362
                                      --------------         --------------
 Total obligation                          5,228,722              3,902,665
Less unamortized discount                   (126,577)               (11,531)
                                      --------------         --------------
Net obligation                            $5,102,145             $3,891,134
                                      --------------         --------------
Range of average interest rates       5.87% to 10.00%        4.78% to 10.00%
Range of stated maturities              2007 to 2025           2007 to 2023
Number of series                                  45                     43

The maturity of each series of securities is directly affected by the rate of principal prepayments on the related mortgage securities collateral. Each series of securities is also subject to redemption at the Company's option provided that certain requirements specified in the related indenture have been met (referred to as "clean-up calls"). As a result, the actual maturity of any series of securities is likely to occur earlier than its stated maturity. The average effective interest rate for all collateralized mortgage securities was
7.49 percent and 9.05 percent during the years ended December 31, 1994 and 1993, respectively.

NOTE G  -  SHORT TERM BORROWINGS

Short term borrowings are primarily made under repurchase arrangements. At December 31, 1994 the Company had uncommitted repurchase facilities with investment banking firms of approximately $5.5 billion to finance the mortgage loan and Mortgage Pass-Through portfolios, subject to certain conditions. Interest rates on borrowings under these facilities are based on overnight to 30-day LIBOR rates. The Company also enters into repurchase and dollar repurchase arrangements with investment banking firms pursuant to which the Company pledges agency securities and other mortgage assets. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis. Other arrangements the Company may use include repurchase transactions prior to the issuance of collateralized mortgage securities ("CMOs") or publicly-offered, multi-class mortgage pass-through certificates ("MPCs") whereby the Company may pledge the mortgage loans that are expected to secure the issuance as collateral for a repurchase transaction with the managing underwriter of the related issuance.

Repurchase and dollar repurchase arrangements, which had maturities of less than 31 days, and the related average effective interest rates are classified by type of collateral as follows (dollars in thousands):


                                     December 31, 1994       December 31, 1993
                                   ---------------------   --------------------
                                    Borrowings  Average     Borrowings   Average
                                   Outstanding    Rate     Outstanding    Rate
                                   -----------  --------   -----------   -------
Mortgage loan portfolio             $  190,060    6.45%     $1,220,094    4.07%
Mortgage Pass-Through portfolio      1,161,894    6.24         824,682    3.62
Agency securities portfolio          1,783,996    5.67         399,031    3.38
Other mortgage assets                   44,632    6.47               -       -
                                    ----------              ----------
                                    $3,180,582              $2,443,807
                                    ==========              ==========

At December 31, 1994 the Company had a $120 million committed line of credit with an investment banking firm secured by purchased mortgage servicing rights. Advances have separate maturities and rates of interest with interest due monthly. Interest rates on advances under this facility are based on LIBOR rates related to the term of the advance. As of December 31, 1994, the Company had drawn $10 million on this line of credit at an interest rate of 7.24 percent.

Accrued interest on short term borrowings totaled $4,934,000 at December 31, 1994. The weighted average effective interest rate on all short term borrowings was 4.64 percent and 3.40 percent during 1994 and 1993, respectively.

NOTE H - DISCLOSURES REGARDING FAIR VALUES
         OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value. The fair value of equity securities is based on quoted market prices. The fair value of mortgage assets was estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, (ii) offer prices by the Company for similar mortgage assets, or (iii) expected securitization results. The fair value of collateralized mortgage securities is dependent upon the characteristics of the mortgage securities collateral pledged to secure the issuance. Therefore, fair value was based on the same method used for determining fair value for the underlying mortgage securities collateral adjusted for credit enhancements. The carrying amount of short term borrowings approximates fair value. The following table summarizes fair values of financial instruments (in thousands):


                                          December 31, 1994        December 31, 1993
                                      ------------------------   ---------------------
                                        Carrying        Fair      Carrying     Fair
                                         Amount        Value       Amount      Value
                                       ----------   ----------   ---------- ----------
Assets:
  Cash and cash equivalents            $   21,741   $   21,741   $   87,760 $   87,760
  Receivables and equity securities        50,558       51,545       19,044     19,044
  Mortgage securities collateral        5,270,103    4,850,391    3,995,956  4,094,088
  Mortgage investments                  3,305,984    3,220,486    2,842,151  3,246,114
Liabilities:
  Accounts payable                         87,456       87,456        7,193      7,193
  Collateralized mortgage securities    5,102,145    4,736,974    3,891,134  4,021,004
  Short term borrowings                 3,190,582    3,190,582    2,443,807  2,443,807
Off-balance sheet financial
 instruments:
 Forward sales agreements                       -          433            -     (1,850)
Commitments to acquire mortgage loans           -          (14)           -       (890)

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as of January 1, 1994. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. There was no cumulative effect as of January 1, 1994 of adopting SFAS 115 on net income. The opening balance of stockholders' equity was increased by $7,512,000 to reflect net unrealized holding gains on securities classified as available-for-sale that were previously carried at amortized cost.

The following tables summarize available-for-sale and held-to-maturity securities as of December 31, 1994 (in thousands):

                                                  Available-for-Sale Securities
                                         -----------------------------------------------
                                                         Gross      Gross
                                                       Unrealized Unrealized       Fair
                                           Cost          Gains      Losses        Value
                                        ----------    ----------- ----------    ----------
Debt securities:
  Mortgage Pass-Throughs:
    Fixed-rate mortgage securities      $      427      $    -     $      18    $     409
    Medium-term mortgage securities (1)      9,054           -         9,054            -
    Adjustable-rate mortgage securities    780,224           -        24,601      755,623
  Adjustable-rate mortgage agency
   securities                            1,088,252           -        45,391     1,042,861
  Other mortgage securities                 10,369       1,734           810        11,293
                                        ----------    ----------- ----------    ----------
   Total debt securities                 1,888,326       1,734        79,874     1,810,186
Equity securities                            1,113           -           375           738
                                        ----------    ----------- ----------    ----------
                                        $1,889,439      $1,734     $  80,249    $1,810,924
                                        ==========    =========== ==========    ==========

                                                    Held-to-Maturity Securities
                                         -----------------------------------------------
                                                         Gross      Gross
                                                       Unrealized Unrealized       Fair
                                           Cost          Gains      Losses        Value
                                        ----------    ----------- ----------    -----------
Medium-term Mortgage Pass-Throughs (1)  $  459,874      $    -     $  12,342    $   447,532
Agency securities:
  Fixed-rate mortgage securities           504,023           -        62,586        441,437
  Callable notes                           333,687           -         9,690        323,997
Mortgage securities collateral (2)       5,258,810       7,159        61,700      5,204,269
                                        ----------    ----------- ----------    -----------
                                        $6,556,394      $7,159      $146,318     $6,417,235
                                        ==========    =========== ==========    ===========

- --------------
(1) The investment in medium-term Mortgage Pass-Throughs was transferred to the held-to-maturity classification during the third quarter. As a result, the unrealized loss at the transfer date remains as a component of the recorded mark-to-market for available-for-sale securities at December 31, 1994, which is being amortized over the remaining life of these investments.

(2) All mortgage securities collateral has been permanently financed through the issuance of collateralized mortgage securities and, as a result, the exposure to changes in the fair value of the underlying assets (and liabilities) is limited. For this reason, the table above presents the fair value of the projected net cash flows of the mortgage securities collateral after payments on the related collateralized mortgage securities discounted at market rates and prepayment assumptions.

The maturity of mortgage assets is directly affected by the rate of principal prepayments by mortgagors and clean-up calls by issuers of remaining debt securities outstanding. Included in mortgage securities collateral is $4,646,000 and $33,277,000 of collateral released from the related indentures at December 31, 1994 and 1993, respectively. During 1994, $77,087,000 of mortgage securities collateral previously released from the related indentures pursuant to clean-up calls was sold at gross realized gains aggregating $2,938,000. During 1994 available-for-sale securities totaling $16,695,000 (cost basis) were sold at gross realized gains aggregating $6,223,000.

NOTE  I  -  ALLOWANCE  FOR  POSSIBLE  LOSSES

The Company has limited exposure to losses on mortgage loans. Losses due to typical mortgagor default may be reduced by the acquisition of mortgage pool insurance from AAA-rated mortgage pool insurers, which supplements primary mortgage insurance, if any, and homeowner equity, if any. The amount of coverage under mortgage pool insurance policies is the amount (typically 7 to 15 percent of the aggregate amount in such pool of mortgage loans) determined by one or more national statistical rating agencies necessary to allow the related securities to be rated AAA when combined with homeowner equity or other insurance coverage.

Certain other risks, however, are not covered by mortgage pool insurance and may subject the Company to losses. These risks include fraud or misrepresentation during origination of a mortgage loan and special hazards that are not covered by standard hazard insurance policies (e.g., earthquakes). In cases of fraud, the Company generally will not be able to recover its losses from the mortgage insurance company, but will generally have recourse to the prior owner of a loan based on representations and warranties made at the time the loan was purchased. However, to the extent the prior owner does not perform its repurchase obligation, the Company may incur a loss. Special hazards are typically catastrophic events that are unable to be predicted. The Company limits its exposure to special hazard losses by acquiring special hazard insurance coverage from a AAA-rated insurer. As of December 31, 1994, 50 percent of the Company's mortgage assets (excluding agency securities) were covered by a special hazard insurance policy. Management does not believe that fraud or special hazard risks pose a material exposure to the Company; however, underwriting guidelines, correspondents selling mortgage loans to the Company, as well as the geographic concentration of its mortgage assets are continually monitored for possible changes in risk levels.

In late 1993 the Company began issuing CMOs in a senior/subordinate structure (in lieu of purchasing mortgage pool insurance and special hazard insurance) where the investor in the subordinate classes assumes credit and special hazard risks. The Company has retained an aggregate of approximately $2.2 million of credit and special hazard risk on certain of these issuances. Actual losses to the Company due to this risk are dependent upon the timing and magnitude of related collateral defaults. The Company does not currently anticipate a need to increase its provision for possible losses for this risk.

Activity in the allowance for possible losses was as follows (in thousands):


                                Year Ended December 31
                                ----------------------
                                  1994          1993
                                -------        -------
Beginning balance               $ 6,927        $ 8,228
Provision for losses              3,500          2,800
Charge-offs due to:
  Mortgagor default                (572)          (433)
  Fraud/misrepresentation        (2,294)        (1,567)
  Special hazard losses            (207)           (33)
  Impairment of other mortgage
    securities                        -         (2,068)
                                -------       --------
                                $ 7,354       $  6,927
                                =======       ========

As of December 31, 1994, approximately 49 percent of mortgage assets (excluding agency securities) were secured by properties located in California. Exposure arising from this geographic concentration is reduced by either the acquisition of mortgage pool insurance and special hazard insurance or the use of the senior/subordinate structure for securitizations.

NOTE  J  -  ACQUISITION

On December 2, 1992 the Company acquired the net assets of Tyler Cabot Mortgage Securities Fund, Inc. ("Tyler Cabot"), a diversified, closed-end management
investment    company, in exchange for 29,429,815 shares of the Company's Series
B Preferred Stock. The   acquisition has been accounted for as a purchase and,
accordingly, the assets and liabilities have been recorded based on their fair value at the date of acquisition. The net income earned on the assets and liabilities acquired have been included in the consolidated statement of income from the date of the acquisition.

NOTE  K  -  INCOME  TAXES

Capstead and its qualified REIT subsidiaries file a separate federal income tax return which does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. The Company's effective tax rate will, therefore, differ substantially from statutory federal income tax rates as depicted in the following reconciliation (in thousands):

                                                              Year Ended December 31
                                                       -----------------------------------
                                                           1994        1993         1992
                                                       ----------    --------    ---------
Net income at the statutory rate                       $ 29,097      $ 32,047    $  18,085
Income not subject to income tax due to REIT status     (27,289)      (32,422)     (17,700)
                                                        -------       -------    ---------
Net income (loss) of non-REIT subsidiaries at the
  statutory rate                                          1,808          (375)         385
Losses not benefited for income tax purposes                  -           375            -
Benefit of previously unrecognized deferred income
  tax asset                                              (1,261)            -            -
Other                                                      (547)            -         (385)
                                                        -------      --------     --------
                                                        $     -      $      -     $      -
                                                        =======      ========     ========

Significant components of deferred income tax assets and liabilities are as follows (in thousands):

                                                       December 31
                                                     ----------------
                                                       1994     1993
                                                     -------   ------
Deferred tax assets:
     Net operating loss carryforwards                  $26,504   $260
     Capital loss carryforwards                          1,949    185
     Securitization timing differences                     370    230
                                                       -------   ----
                                                        28,823    675
                                                       -------   ----
Deferred tax liabilities:
     Securitization timing differences                  15,429    300
     Other                                               2,185      -
                                                       -------   ----
                                                        17,614    300
                                                       -------   ----
        Net deferred tax assets                        $11,209   $375
                                                       =======   ====
Valuation allowance                                    $11,209   $375
                                                       =======   ====

The increase in net deferred tax assets during 1994 (before the valuation allowance) is primarily the result of the transfer of the mortgage servicing operation from Capstead to Capstead Inc. and the corresponding reorganization of the non-REIT subsidiaries.

At December 31, 1994 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of approximately $78 million, which expire beginning in the year 2006. In addition to net operating loss carryforwards, the non-REIT subsidiaries have capital loss carryforwards of approximately $6 million, which expire in 1996 .

NOTE  L  -  STOCKHOLDERS'  EQUITY

The Series A Preferred Stock issued in connection with a 1989 acquisition is nonvoting. Each share is entitled to a cumulative fixed dividend at an annual rate of $1.60 and is eligible for conversion into 9/10 of one share of common stock. The Series A Preferred Stock has a liquidation preference of $16.40 per share and is currently redeemable at the Company's option, in whole or in part, at a redemption price equal to the liquidation preference. During 1994, 112,205 shares of the Series A Preferred Stock were converted into 100,983 shares of common stock.

The Series B Preferred Stock issued in connection with the acquisition of Tyler Cabot is nonvoting. Each share is entitled to a cumulative fixed dividend at an annual rate of $1.26 and is eligible for conversion into 0.3196 of one share of common stock. The Series B Preferred Stock has a liquidation preference of $11.38 per share and is redeemable at the Company's option, in whole or in part, at a redemption price of $12.50 after December 2, 1997. During 1994, 1,762 shares of the Series B Preferred Stock were converted into 563 shares of common stock.

In February 1992 the Company received $61,643,000 in net proceeds from the offering of 2,046,000 shares of common stock. Proceeds from the offering were used to acquire mortgage assets. On July 31, 1992 the Company issued a six-year option to Lomas Financial Corporation ("LFC"), an affiliate of the former manager, for the purchase of 750,000 shares of common stock at a price of $32.63 per share. The option became 100 percent exercisable in 1994.

During 1994, 1993 and 1992, the Company issued 20,746, 10,362, and 17,408 shares of common stock through its dividend reinvestment plan on which net proceeds of $534,000, $395,000 and $526,000 were received, respectively. During 1994 and 1993 the Company also issued 481,384 and 381,473 shares of Series B Preferred Stock through its dividend reinvestment plan for Series B stockholders on which net proceeds were received of $5,254,000 and $4,662,000, respectively.

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

NOTE  M  -  EMPLOYEE  BENEFIT  PLANS

The Company sponsors two stock option plans, the 1990 Directors' Stock Option Plan (the "Directors' Plan") and the 1990 Employee Stock Option Plan. The Company also sponsors the 1994 Flexible Long Term Incentive Plan, which provides for the issuance of stock options and other incentive-based stock awards. These plans provide for the issuance of up to 160,000, 240,000 and 1,250,000 shares, respectively, of common stock. During 1994 the Company granted to employees 567,000 stock options pursuant to the 1994 Flexible Long Term Incentive Plan. This grant, as well as options granted pursuant to the two stock option plans, provide for the annual granting of dividend equivalent rights which permit the option holder to obtain additional shares of common stock based upon formulas set forth in the plans. Activity in the plans is summarized as follows:

                                              DIRECTORS' PLAN                EMPLOYEE PLANS*
                                          ------------------------    ----------------------------
                                          NUMBER                      NUMBER
                                            OF          PRICE           OF              PRICE
                                          SHARES        RANGE         SHARES            RANGE
                                          ------   ---------------    -------      ---------------
Balance at January 1, 1992                35,000        $13.00         91,500      $13.00 - $25.50
 Options granted                           6,000         29.38         39,000           34.50
 Options exercised                        (5,114)        13.00        (27,619)          13.00
 Dividend equivalent rights earned           802           -            1,205             -
                                          ------                      -------
Balance at December 31, 1992              36,688     13.00 - 29.38    104,086       13.00 - 34.50
 Options granted                          22,000     39.13 - 39.25     44,000           38.88
 Options exercised                       (11,663)    13.00 - 29.38    (46,637)      13.00 - 34.50
 Dividend equivalent rights earned         1,494           -            2,646             -
                                         -------                      -------
Balance at December 31, 1993              48,519     13.00 - 39.25    104,095       13.00 - 38.88
 Options granted                          18,000     24.88 - 41.00    567,000           28.88
 Options exercised                       (18,891)    13.00 - 39.25     (8,733)      13.00 - 25.50
 Options canceled                        (25,418)    13.00 - 41.00         -              -
 Dividend equivalent rights earned         2,314           -            2,857             -
                                         -------                      -------
Balance at December 31, 1994              24,524    $16.75 -$41.00    665,219       $13.00-$38.88
                                         =======                      =======

- --------------
* Includes stock options issued pursuant to the 1990 Employee Stock Option Plan and the 1994 Flexible Long Term Incentive Plan (together, the "Employee Plans").

As of December 31, 1994, options were exercisable for 287,219 shares. In accordance with the terms of the plans, on January 1, 1995 the Company granted dividend equivalent rights for the issuance of an additional 1,922 and 22,754 shares under the Directors' Plan and Employee Plans, respectively.

The Company also sponsors a qualified defined contribution retirement plan created in late 1993 for all employees. The Company matches up to 50 percent of a participant's voluntary contribution up to a maximum of 6 percent of a participant's compensation. The Company also may make additional contributions of up to another 3 percent of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expense was $369,624 and $16,092 in 1994 and 1993, respectively.

NOTE  N - MANAGEMENT AND  NON-COMPETITION  AGREEMENTS

Since its inception in 1985 and through September 30, 1993, the Company operated under a management agreement with a subsidiary (the "Manager") of Lomas Mortgage USA, Inc. ("LMUSA"). The agreement provided that the Manager advise the Company with respect to all facets of its business and administer its day-to-day operations under the supervision of the Board of Directors. The Manager paid, among other things, salaries and benefits of its personnel, accounting fees and expenses, other office expenses and expenses incurred in supervising and monitoring the Company's investments. During the period from inception through July 31, 1992, the Manager received management and incentive fees based on average invested assets and return on common stockholders' equity.

Effective August 1, 1992 the Company entered into a 65-month management agreement with the Manager. Under the agreement, the management fee was limited to an amount equal to the Manager's cost plus a fixed profit aggregating $14,500,000 over the term of the agreement. Capstead also entered into a 65-month non-competition agreement with LFC, the parent company of LMUSA, in return for payments aggregating $7 million. In March, and again in September of 1993, the Company negotiated amendments to these agreements to shorten their terms and lower the required payments by $1,972,000. Consequently, on October 1, 1993 the Company became fully self-administered. Termination costs incurred in 1993 under the terms of the amended management agreement totaled $7,528,000. Also included in 1993 management fees and termination costs is $4,363,000 of unamortized amounts paid under the non-competition agreement.

NOTE  O  -  SUPPLEMENTAL CASH  FLOW  INFORMATION

The following table provides supplemental cash and noncash information (in thousands):

                                                  Year Ended December 31
                                            ------------------------------------
                                              1994          1993          1992
                                            ---------     --------     ---------
Interest paid:
 Short term borrowings                      $ 136,442     $ 81,722      $ 62,247
 Collateralized mortgage securities           324,229      375,948       323,346
Noncash investing and financing activities:
 Transfers from mortgage investments to
  mortgage securities collateral            2,688,361    1,197,947     3,603,844
 Charges to allowance for
  possible losses                               3,073        4,101         3,027
Acquisition of Tyler Cabot:
 Net assets acquired                                -            -       307,077
 Net liabilities assumed                            -            -           288
 Preferred stock issued                             -            -       315,025

NOTE  P  -  NET  INTEREST  INCOME  ANALYSIS  (Unaudited)

The following tables summarize the amount of interest income and interest expense and the average effective interest rate (dollars in thousands):

                                           1994                    1993                  1992
                                     -------------------     -------------------    -------------------
                                                  AVERAGE                AVERAGE              AVERAGE
                                      AMOUNT       RATE       AMOUNT       RATE     AMOUNT      RATE
                                     ---------    -------   ---------    -------   ---------  ---------
Interest income:
  Mortgage securities collateral      $354,603     7.63%     $390,690     8.38%     $383,060     9.32%
  Mortgage investments                 202,398     6.07       184,136     6.56       117,527     7.49
                                     ---------              ---------              ---------
    Total interest income              557,001                574,826                500,587
                                     ---------              ---------              ---------
Interest expense:
  Collateralized mortgage securities   335,656     7.49       410,153     9.05       353,356     8.80
  Short term borrowings                139,092     4.64        80,923     3.40        62,077     4.43
                                     ---------              ---------              ---------
    Total interest expense             474,748                491,076                415,433
                                     ---------              ---------              ---------
Net interest                         $  82,253              $  83,750              $  85,154
                                     =========              =========              =========

The following tables summarize the amount of change in interest income and interest expense due to changes in interest rates versus changes in volume (in thousands):

                                                   1994/1993*                           1993/1992*
                                    ----------------------------------        -------------------------------
                                       Rate        Volume       Total           Rate       Volume     Total
                                    --------     --------    ---------        --------    --------   --------
Interest income:
  Mortgage securities collateral    $(34,775)    $ (1,312)   $ (36,087)       $(40,878)   $ 48,508   $  7,630
  Mortgage investments               (14,544)      32,806       18,262         (16,008)     82,617     66,609
                                    --------      -------     --------        --------    --------    -------
                                     (49,319)      31,494      (17,825)        (56,886)    131,125     74,239
                                    --------      -------     --------        --------    --------    -------
Interest expense:
  Collateralized mortgage securities (69,859)      (4,638)     (74,497)         10,057      46,740     56,797
  Short term borrowings               33,440       24,729       58,169         (16,887)     35,733     18,846
                                    --------      -------     --------        --------    --------    -------
                                     (36,419)      20,091      (16,328)         (6,830)     82,473     75,643
                                    --------      -------     --------        --------    --------    -------
                                    $(12,900)     $11,403     $ (1,497)       $(50,056)   $ 48,652    $(1,404)
                                    ========      =======     ========        ========    ========    =======

* The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NOTE  Q  -  QUARTERLY  RESULTS  (Unaudited)

The following is a summary of the quarterly results of operations (in thousands, except per share amounts):

                                              Year Ended December 31, 1994
                                      ------------------------------------------------
                                        First        Second        Third       Fourth
                                       Quarter      Quarter       Quarter     Quarter
                                      --------      -------     ---------     --------
Interest income                       $125,734      $135,819    $144,891      $150,557
Interest and related expenses          102,666       118,227     131,208       139,623
 Net margin on mortgage assets          23,068        17,592      13,683        10,934
 Net margin on mortgage servicing
  operations                             1,182         4,315       6,494         9,028
Other revenues                           3,060         1,724       6,140         3,254
Net income                              23,469        20,030      22,267        19,813
Net income per share:
 Primary                                  0.90          0.68        0.82          0.66
 Fully diluted                            0.88          0.67        0.81          0.65


                                               Year Ended December 31, 1993
                                      ------------------------------------------------
                                        First        Second        Third       Fourth
                                       Quarter      Quarter       Quarter     Quarter
                                      --------      -------     ---------     --------
Interest income                       $149,566      $153,129    $149,683      $122,448
Interest and related expenses          127,756       130,861     125,466       129,877*
  Net margin on mortgage assets         21,810        22,268      24,217        (7,429)
Net margin on mortgage servicing
  operations                                 -          (168)       (301)         (587)
Other revenues                           9,611         6,230      12,530        36,202
Net income                              22,904        23,255      23,640        24,457
Net income per share:
  Primary                                 0.88          0.90        0.92          0.97
  Fully diluted                           0.86          0.88        0.90          0.95

- --------------
* Because of high prepayments on mortgage securities collateral during the fourth quarter of 1993, the Company accelerated amortization of bond discount on existing collateralized mortgage securities resulting in the recognition of an additional $28 million in interest expense.

NOTE  R  -  MARKET  AND  DIVIDEND  INFORMATION  (UNAUDITED)

The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 2,825 holders of record of the Company's common stock at December 31, 1994. In addition, depository companies held stock for 20,575 beneficial owners. During the last two years, the high and low stock sales prices and dividends declared on common stock were:

                      Year Ended December 31, 1994          Year Ended December 31, 1993
                    ---------------------------------      ------------------------------
                       Stock Prices                           Stock Prices
                    ---------------------   Dividends       ------------------  Dividends
                      High         Low      Declared         High        Low    Declared
                    -------       ------   ----------       ------     ------- ---------
First quarter       $42 1/8       $27 1/8     $0.83         $42 7/8    $36 1/2    $0.88
Second quarter       29 3/4        23          0.83          42 7/8     35 3/4     0.90
Third quarter        28 3/4        22 5/8      0.83          40         37 1/2     0.92
Fourth quarter       24 3/8        16 3/4      0.72          42 3/8     35 7/8     0.96

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                   (in thousands, except per share amounts)

                                                         YEAR ENDED DECEMBER 31
                                      -----------------------------------------------------------------
                                       1994          1993          1992         1991            1990
                                      -------      ---------     ---------     ---------      ---------
Selected consolidated statement
 of income data:(1)
 Interest income                      $557,001      $574,826      $500,587      $235,567        $179,702
 Interest and related expenses         491,724       513,960       437,004       194,665         147,658
 Net margin on mortgage
  assets                                65,277        60,866        63,583        40,902          32,044
 Net margin on mortgage
  servicing operations                  21,019        (1,056)            -             -               -
 Other revenues                         14,178        64,573         3,862         2,682           2,213
 Net income                             85,579        94,256        53,191        33,717          29,082
 Net income per share:
  Primary(2)                              3.06          3.68          3.37          2.92            2.34
  Fully diluted                           3.01          3.57          3.23          2.46            2.14
Return on average total
 stockholders' equity                    13.27%        14.65%        16.08%        13.25%          11.50%
Cash dividends paid per share:
 Common                                $  3.21       $  3.66       $  3.26       $  2.56         $  2.27
 Series A Preferred                       1.60          1.60          1.60          1.60            1.60
 Series B Preferred                       1.26          1.26          0.10             -               -
Average number of shares
 outstanding:
 Primary                                15,278        15,146        14,394         8,964           8,700
 Fully diluted                          15,875        15,930        15,591        13,683          13,619
Selected consolidated balance
 sheet data (at year-end):
 Mortgage investments               $3,305,984    $2,842,151    $1,904,600    $  983,024      $  257,537
 Mortgage securities collateral      5,270,103     3,995,956     5,269,600     2,806,616       1,570,427
 Total assets                        8,943,858     6,980,324     7,229,608     3,824,546       1,829,376
 Short term borrowings               3,190,582     2,443,807     1,449,209       855,572         108,248
 Collateralized mortgage
  securities                         5,102,145     3,891,134     5,143,157     2,708,630       1,446,508
 Stockholders' equity                  563,675       638,190       631,499       253,339         251,023
Other data:
 Mortgage loans acquired
  during the year                    1,944,507     4,393,273     5,483,602     2,171,362         279,724
 Outstanding commitments
  to acquire mortgage
  investments (at year-end)             36,751       472,662       573,831       478,909         111,400
 Mortgage servicing portfolio
  (at year-end)(3)                  14,392,182     2,393,267             -             -               -


(1) On December 2, 1992 the Company acquired the common stock of Tyler Cabot Mortgage Securities Fund, Inc. in exchange for 29,429,815 shares of the Series B Preferred Stock. The acquisition has been accounted for as a purchase and the net income earned on the assets and liabilities acquired have been included in the Consolidated Statement of Income from the date of the acquisition.

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

(3) Excludes $5.1 billion of mortgage servicing rights acquired in 1994 that will be transferred into the mortgage servicing portfolio by the end of the first quarter of 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

During the year ended December 31, 1994, the Company purchased 6,888 mortgage loans totaling $1.9 billion compared to purchases of 14,089 mortgage loans totaling $4.4 billion during 1993. Purchase and commitment volumes have fallen significantly due to increases in mortgage interest rates and corresponding declines in mortgage loan originations. Improvement in the overall United States economy and resulting inflation fears have caused interest rates on 30-year single-family jumbo mortgage loans to rise almost three percentage points during 1994. This increase in interest rates has had the effect of substantially reducing single-family mortgage originations nationally by as much as 60 percent from the fourth quarter of 1993.

The Company formed $909 million of AAA-rated private mortgage pass-through securities ("Mortgage Pass-Throughs") during 1994, $460 million of which were backed by adjustable-rate mortgage ("ARM") loans. In addition to reducing exposure to fraud and credit risk, a primary benefit of pooling mortgage loans into Mortgage Pass-Throughs is the improved liquidity of AAA-rated securities over that of individual loans. As a result, when securing short term borrowings, the Company is able to negotiate more favorable terms. In order to lower interest rate risk on the Mortgage Pass-Through portfolio, the Company pledged over $300 million of fixed-rate Mortgage Pass-Throughs as partial collateral for the December 1994 issuance of approximately $351 million of collateralized mortgage securities ("CMOs"). The Company plans to continue to retain a large portfolio of primarily ARM Mortgage Pass-Throughs.

In order to expedite growth of the Company's ARM investments, early in 1994 the Company acquired $1.1 billion of ARM agency securities. The Company also added $334 million of 3-year, fixed-rate unsecured callable agency notes to its existing portfolio of fixed rate agency securities.

During the year ended December 31, 1994, the Company issued nine CMOs totaling $2.7 billion through special-purpose finance subsidiaries secured by fixed-rate mortgage loans. The net investment in these financings at issuance totaled $122 million. CMO issuances in 1994 were negatively impacted by the general rise in interest rates. During periods of rising interest rates, CMO issuances have relatively high interest rates compared to the related collateral which was committed for purchase when long term interest rates were lower (see "Effects of Interest Rate Changes"). The CMO investment portfolio at December 31, 1994 was approximately $168 million compared to a portfolio of approximately $105 million at December 31, 1993. The December 31, 1994 portfolio includes $4.6 million of collateral released from related indentures through redemption or pay off of the related bonds compared to $33.3 million at December 31, 1993.

The mortgage servicing portfolio (excluding pending transfers) increased substantially during the year to $14.4 billion with a weighted average interest rate of only 7.16 percent and earning an average annual service fee excluding ancillary revenue and earnings on escrows (the "Average Service Fee") of 29.59 basis points. The December 31, 1994 balance of purchased mortgage servicing rights related to this portfolio was approximately $189 million (132 basis points, or a 4.4 multiple of the Average Service Fee). Portfolio run off, consisting of prepayments and scheduled payments on mortgage loans serviced, was 7.22 percent for the year, due to the low weighted average interest rate of the mortgage servicing portfolio compared to prevailing mortgage interest rates. In addition, pending transfers as of year-end totaled another $5.1 billion of mortgage servicing with a weighted average interest rate of 7.30 percent and earning an Average Service Fee of 34.0 basis points. At an average cost of 182 basis points, these mortgage servicing rights are being acquired at a 5.4 multiple of the Average Service Fee. Pending transfers, together with normal jumbo servicing acquisitions, should allow the Company to end the first quarter of 1995 with a mortgage servicing portfolio of more than $19 billion. The Company currently plans to grow the mortgage servicing portfolio to more than $25 billion by the end of 1995.

The following table summarizes the Company's utilization of capital as of December 31, 1994 (in thousands):

                                                                      CAPITAL
                                       ASSETS       BORROWINGS        EMPLOYED
                                     ----------     ----------        --------
Mortgage loan portfolio:
 Fixed-rate mortgage loans           $   55,055     $   46,537        $  8,518
 Medium-term mortgage loans              21,760         19,674           2,086
 Adjustable-rate mortgage loans         132,692        123,849           8,843

Mortgage Pass-Through portfolio:
 Fixed-rate mortgage securities             409            396              13
 Medium-term mortgage securities        459,874        430,164          29,710
 Adjustable-rate mortgage
  securities                            755,623        731,334          24,289

Agency securities portfolio:
 Fixed-rate mortgage securities         504,023        439,635          64,388
 Adjustable-rate mortgage
  securities                          1,042,861      1,016,148          26,713
 Callable notes                         333,687        328,213           5,474

CMO investment portfolio              5,270,103      5,146,777(1)      123,326
Purchased mortgage servicing
 rights                                 282,969         85,888(2)      197,081
                                     ----------     ----------        --------
                                     $8,859,056     $8,368,615         490,441
                                     ==========     ==========
Other assets, net of other
 liabilities                                                            73,234
                                                                      --------
 Total stockholders' equity                                           $563,675
                                                                      ========

(1) Includes approximately $45 million of related short term borrowings.
(2) Includes approximately $76 million owed under contracts for bulk purchases of mortgage servicing rights and $10 million drawn on a $120 million line of credit secured by existing mortgage servicing rights.

As of December 31, 1994, the mortgage loan portfolio and commitments to acquire mortgage loans ("Pipeline") approximated $243 million. Market value risk associated with holding or acquiring these loans was reduced by entering into forward sale agreements totaling $65 million for hedging purposes. In addition, approximately $143 million was invested or committed for investment in ARM loans, which are not generally as sensitive to changes in market value as are fixed-rate investments. The remaining mortgage loan portfolio and Pipeline that was subject to market value risk as of December 31, 1994 was approximately $30 million (adjusted for expected Pipeline fallout of 20 percent on -best efforts-commitments).

A significant impact of the rise in mortgage interest rates in 1994 has been a corresponding decline in the value of most mortgage assets. As of December 31, 1994, the Company's $1.9 billion of mortgage assets held available-for-sale had a $78.5 million net unrealized loss. This net unrealized loss has been reflected as a separate component of stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") which the Company adopted January 1, 1994. These losses will only be realized if the securities are sold. The Company does not intend to sell these securities under current market conditions. In time, as interest rates stabilize or decline, the Company believes these unrealized losses will be recovered through improvement in the market values or repayment of the underlying securities. Declines in value and ongoing market value risk associated with the remaining mortgage assets will not have a direct impact on earnings as these assets are classified as held-to-maturity and can only be sold under very limited circumstances.


RESULTS OF OPERATIONS

Comparative net operating results (interest income or fee revenues, net of interest and related expenses or direct operating costs) by source were as follows (in thousands, except percentages and per share amounts):

                                               Year Ended December 31
                                       ------------------------------------
                                         1994          1993          1992
                                       --------      --------      --------
Mortgage loan portfolio                $ 26,467      $ 49,368      $ 35,038
Mortgage Pass-Through portfolio          17,341        30,389        16,466
Agency securities portfolio              15,933        18,355         1,409
CMO investment portfolio                  9,036       (34,446)       18,420
Mortgage servicing                       21,019        (1,056)            -
CMO administration                        4,067         1,482             -
Gains from sales                          9,161        61,216         2,910
Other income                                950         1,875           952
                                       --------      --------      --------
 Contribution to income                 103,974       127,183        75,195
Provision for possible losses            (3,500)       (2,800)       (7,750)
General and administrative expenses     (14,895)      (30,127)      (14,254)
                                       --------      --------      --------
  Net income                           $ 85,579      $ 94,256      $ 53,191
                                       ========      ========      ========
Net income per share:
 Primary                               $   3.06      $   3.68      $   3.37
 Fully diluted                             3.01          3.57          3.23
Return on average total stockholders'
 equity                                   13.27%        14.65%        16.08%

1994 Compared to 1993

Operating results in 1994 declined over nine percent from those achieved in 1993 primarily because of rising interest rates. Higher mortgage loan interest rates have had the effect of substantially curtailing purchase and commitment volumes and shifting the product mix from fixed-rate mortgage loans to relatively lower rate ARM and medium-term mortgage products. During this period, steadily rising yields on ARM mortgage investments have not kept pace with increases in borrowing costs, and net interest spreads on the mortgage loan, Mortgage Pass-Through and agency securities portfolios have declined markedly. On a more positive note, the CMO investment portfolio and the mortgage servicing operation have performed well in this environment.

The mortgage loan portfolio contributed significantly less to current year net operating results than in 1993 due to (i) a lower average mortgage loan portfolio outstanding: $799 million in 1994 compared to $1.06 billion in 1993,
(ii) lower weighted average yields on mortgage loans: 6.68 percent in 1994 compared to 7.07 percent in 1993, (iii) higher average short term borrowing costs: 4.50 percent in 1994 compared to 3.93 percent in 1993, and (iv) greater use of leverage: the average ratio of short term borrowings to capital employed increased to 2.8:1 in 1994 compared to 1.6:1 in 1993. Lower mortgage loan purchase volume, particularly in the last three quarters of 1994, is the primary reason for the decline in size of the mortgage loan portfolio. Average yields have declined despite higher prevailing mortgage interest rates because of a shift in the portfolio product mix from predominantly fixed-rate loans in 1993 to lower yielding ARM loans in 1994. Borrowing costs on the mortgage loan portfolio have risen 238 basis points in 1994. The Company has increased the leverage of this portfolio in order to employ more capital in the mortgage servicing portfolio.

The Mortgage Pass-Through portfolio contributed less to net operating results in 1994 than in 1993 primarily due to higher borrowing costs offset by somewhat higher yields. Borrowing costs for this portfolio rose 262 basis points during 1994, averaging 4.68 percent compared to an average of 3.46 percent in 1993. Mortgage Pass-Through yields rose 39 basis points during 1994 and averaged 6.17 percent compared to an average of 6.07 percent in 1993. The increase in yields during 1994 was due primarily to periodic rate adjustments on underlying ARM loans (see "Effects of Interest Rate Changes") and the formation mid-year of $310 million of fixed-rate Mortgage Pass-Throughs. The average portfolio outstanding remained fairly constant at $1.27 billion in 1994 compared to $1.32 billion in 1993.

Despite a sizable increase in the average agency securities portfolio outstanding to $1.27 billion in 1994 compared to $426 million in 1993, this portfolio contributed less in 1994 to net operating results than in 1993 due to lower average agency securities yields: 5.58 percent in 1994 compared to 6.80 percent in 1993, and higher average short term borrowing costs: 4.12 percent in 1994 compared to 2.43 percent in 1993. Lower average yields reflect the decision in early 1994 to invest in ARM agency securities that have not yet reset to a fully-indexed rate (i.e. "teaser-rate ARM securities"). These teaser-rate ARM securities produced an average yield of 4.71 percent in 1994, four basis points less than related borrowing costs. This reflects the recent period of rapidly rising short term interest rates which increased borrowing costs more than periodic rate adjustments on underlying ARM loans. Although yields on teaser-rate ARM securities had improved to 5.12 percent by December of 1994, related borrowing costs had increased to 5.77 percent (see "Effects of Interest Rate Changes"). Additionally, 1994 borrowing rates in the dollar repurchase agreement market have risen considerably over those experienced in 1993.

 The CMO investment portfolio contributed more to net operating results in 1994 than in 1993 primarily due to the impact of the rise in mortgage interest rates experienced in 1994 on current and expected future prepayments. In the first quarter of 1994, prepayments began to slow considerably. As a result, estimates of expected future prepayments were revised, which had the effect of lowering amortization of bond discounts and improving operating results. During 1994 principal collections on mortgage securities collateral totaled $1.4 billion compared to $2.4 billion in 1993.

Mortgage service revenues increased significantly during 1994 as a result of the addition of mortgage servicing rights on $12.5 billion of mortgage loans for an average servicing portfolio of $7.8 billion compared to the addition of $2.5 billion in 1993 for an average servicing portfolio of $864 million (operations commenced March 1993). Direct operating costs for mortgage servicing operations also increased, but not to the same extent as revenues, which is reflective of efficiencies being gained in the servicing process as the servicing portfolio continues to grow. Amortization of purchased mortgage servicing rights amounted to $6.0 million during 1994, representing an annual rate of 6.2 percent of the average mortgage servicing rights, compared to amortization of $1.3 million during 1993, representing an annual rate of 15.1 percent of the average mortgage servicing rights. The reduction in the amortization rate from 1993 to 1994 was attributable to the decrease in mortgage refinancing activity during 1994 caused by increased mortgage interest rates.

In 1994 the Company acquired 800,000 shares of the common stock of North American Mortgage Corporation, a mortgage banking company, for $17.8 million. Consolidation trends in the mortgage banking industry during 1994 allowed the Company to realize gains aggregating $6.2 million from the sale of 750,000 of these shares.


Due to rising interest rates in 1994, the Company has not sold mortgage assets other than sales of mortgage securities collateral released from CMOs pursuant to clean-up calls. In 1994, $77 million of released mortgage securities collateral was sold for gains aggregating $2.9 million. During 1993, $3.9 billion of mortgage assets were sold for gains aggregating $61.2 million.

CMO administration revenues were higher in 1994 than in 1993 due to increased master servicing of collateral placed into securitizations and administering of related bonds or pass-through securities. The Company began master servicing securitized collateral in February 1993 and receiving fees for administering securitizations in October 1993.

The Company provided $3.5 million for possible losses during 1994 compared to $2.8 million in 1993. The increase is primarily due to recent experience with fraud/misrepresentation in the third-party origination of mortgage loans.

After excluding $16.2 million of non-competition and management agreement expenses and termination costs incurred in 1993, salaries, general and administrative expenses increased in 1994 primarily due to costs associated with establishing the infrastructure necessary to take advantage of opportunities in the mortgage banking industry.

1993 Compared to 1992

The Company's 1993 operating results were heavily influenced by the relatively steady decline in long term interest rates throughout much of the year. The most significant positive influence of the decline in long term rates on operating results was on securitization activity. Gains from the securitization or sale of mortgage assets totaled $61.2 million in 1993 compared to $2.9 million in 1992. These gains more than offset losses sustained by the CMO investment portfolio. The CMO investment portfolio experienced a net loss of $34.5 million in 1993 compared to net income of $18.4 million in 1992 primarily because of high prepayments on the related collateral also brought on by the decline in rates. Another important factor in producing higher operating results in 1993 was the issuance of $315 million of Series B Preferred Stock in December 1992, which doubled stockholders' equity and greatly enhanced earnings potential. Throughout most of 1993 larger mortgage investment portfolios were maintained as the Company sought to deploy this additional capital. Lower short term borrowing rates further increased these portfolios' contributions to net income.

The Company provided $2.8 million for possible losses during the year ended December 31, 1993 compared to $7.8 million in 1992. A 20 percent reduction in mortgage loan purchase volume from 1992 to 1993 along with more stringent underwriting guidelines contributed to lower provision requirements.

Included in general and administrative expenses in 1993 were $11.9 million of costs associated with terminating the Company's relationship with its former manager. Effective October 1, 1993 the Company became fully self-administered. Other increases in general and administrative expenses over 1992 were due primarily to the formation of the mortgage servicing operation.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds include monthly principal and interest payments on mortgage loans and mortgage securities, short term borrowings, excess cash flows on issued CMOs, proceeds from securitizations, servicing fees and other revenue from its mortgage servicing portfolio, and equity offerings when available. The Company currently believes that these funds are sufficient for the acquisition of additional mortgage loans and other mortgage assets, repayments on short term borrowings, growth of the mortgage servicing portfolio and the payment of cash dividends as required for Capstead's continued qualification as a Real Estate Investment Trust ("REIT"). It is the Company's policy to remain strongly capitalized and conservatively leveraged.

The Company may, from time to time, sell a portion of its fixed-rate mortgage loans and its investments in other mortgage assets classified as available-for-sale. Such sales may be accomplished by issuing publicly-offered, multi-class Mortgage Pass-Through certificates ("MPCs") and may increase quarterly income volatility because of the recognition of transactional gains or losses. No such sales were recorded in 1994 other than sales of collateral released from CMOs pursuant to clean-up calls.

Short term borrowings are primarily made under repurchase arrangements. At December 31, 1994 the Company had uncommitted repurchase facilities with investment banking firms of approximately $5.5 billion to finance the mortgage loan and Mortgage Pass-Through portfolios, subject to certain conditions. Interest rates on borrowings under these facilities are based on overnight to 30-day London Interbank Offered Rate ("LIBOR") rates. The Company also enters into repurchase and dollar repurchase arrangements with investment banking firms to whom the Company pledges agency securities and other mortgage assets as collateral. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis. Other short term financing arrangements that the Company may use include entering into repurchase transactions prior to the issuance of CMOs or MPCs whereby the Company may pledge the mortgage assets that are expected to secure the issuance as collateral for a repurchase transaction with the managing underwriter of the related issuance.

At December 31, 1994 the Company had a $120 million committed line of credit with an investment banking firm secured by purchased mortgage servicing rights. Advances have separate maturities and rates of interest with interest due monthly. Interest rates on advances under this facility are based on LIBOR rates related to the term of the advance.

EFFECTS OF  INTEREST  RATE  CHANGES

Changes in interest rates may impact the Company's earnings in various ways.
The Company's earnings depend, in part, on the difference between the interest received on mortgage investments and the interest paid on related short term borrowings (primarily repurchase arrangements). The resulting spread may be reduced in a rising interest rate environment. For ARM loans the risk of rising short term interest rates is offset to some extent by increases in the rates of interest earned on these loans. Since ARM loans generally limit the amount of such increase during any single interest rate adjustment period and over the life of the loan, the interest rates on the repurchase arrangements can rise to levels that may exceed the interest rates on the underlying ARM loans resulting in a negative interest spread. This occurred in late 1994 on many of the Company's ARM investments. The Company expects that once interest rates stabilize or decline these spreads will recover. Rising interest rates may not only reduce interest spreads, but also the volume of mortgage loan purchases through our conduit operations as mortgage loan origination activity slows, which may result in lower average mortgage loan portfolios outstanding during these periods.

In addition, earnings are impacted if long term interest rates change during the period after the Company has committed to purchase fixed-rate mortgage loans but before these loans have been pledged to secure CMOs and MPCs or otherwise committed for sale. If long term interest rates increase during this period, the interest payable on the CMOs issued will increase while the yield on the underlying mortgage loans pledged to collateralize the CMOs will not change; as a consequence, the interest spread on the CMO will be lower. Conversely, if long term interest rates decrease during this period, the interest payable on the CMO issued will decrease, while the yield on the underlying mortgage loans pledged to collateralize the CMO will not change; as a consequence, the interest spread on the CMO will be higher. Similarly, proceeds received on the issuance of MPCs and other sales, and related gains or losses, will be negatively impacted by an increase in long term interest rates during this period due to the resulting decline in market value of the related collateral. Conversely, these transactional gains or losses will be favorably impacted by a decrease in long term interest rates during this period. The Company attempts to manage its exposure to long term interest rate changes in part by pricing CMO and MPC issuances prior to the purchase of, but subsequent to the commitment to purchase, all of the mortgage loans that will collateralize the issuances and may from time to time elect to enter into forward sale agreements for hedging purposes. In 1995 the Company expects to hold mortgage loan acquisitions in its mortgage portfolio for very brief periods, usually about a week, in an effort to eliminate the market risk associated with aggregating and securitizing mortgage loans.


Changes in interest rates also impact earnings recognized from the CMO investment portfolio, which consists primarily of fixed-rate CMO residuals. The amount of income that may be generated from the typical CMO residual is dependent upon the rate of principal prepayments on the underlying collateral. If mortgage interest rates fall significantly below the interest rate on the collateral, principal prepayments will increase, reducing or even eliminating the overall return on the investment in the CMO residual. This is due primarily to the acceleration of the amortization of bond discounts, a noncash item, as bond classes are repaid more rapidly than originally anticipated. During 1993 the Company experienced such a period of declining rates and high prepayments.

Another effect of changes in interest rates is that when interest rates
decrease, the rate of   prepayment of mortgage loans generally increases.  To
the extent the proceeds of prepayments on the mortgage investment portfolios cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments, earnings may be adversely affected. In addition, the rates of interest earned on ARM loans generally will decline during periods of falling interest rates.

The above discussion regarding how changes in interest rates impact investments in mortgage assets also applies to the Company's growing investment in purchased mortgage servicing rights. When interest rates rise, mortgage servicing rights become more valuable since the average lives of the related mortgage loans will tend to be longer and earnings from large, temporarily held cash balances will be greater. Conversely, lower interest rates will spur prepayments thus reducing the period of time the Company can service the related loans. Because the Company began mortgage servicing in 1993, exposure to lower interest rates is less than for other servicers that acquired servicing portfolios in previous years when interest rates were substantially higher.