Form 10-K, Exhibit 13
period 1995-12-31
CAPSTEAD MORTGAGE CORP
filed 1996-03-25
CIK 766701

                                                                      EXHIBIT 13

Capstead Mortgage Corporation

REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited the accompanying consolidated balance sheet of Capstead Mortgage Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




[SIGNATURE OF ERNST & YOUNG LLP GOES HERE]

Dallas, Texas
January 29, 1996

Capstead Mortgage Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)                                Year Ended December 31
-------------------------------------------------------------------------------------------------------
                                                                  1995           1994            1993
                                                                --------       --------       ---------
Interest income:
  Mortgage securities collateral                                $382,425       $354,603        $390,690
  Mortgage investments                                           240,735        202,398         184,136
                                                                --------       --------       ---------
      Total interest income                                      623,160        557,001         574,826
                                                                --------       --------       ---------

Interest and related expenses:
  Collateralized mortgage securities                             360,386        335,656         410,153
  Short-term borrowings                                          216,650        139,092          80,923
  Mortgage insurance and other                                    11,385         13,476          20,084
  Provision for possible losses                                    2,200          3,500           2,800
                                                                --------       --------       ---------
      Total interest and related expenses                        590,621        491,724         513,960
                                                                --------       --------       ---------
        Net margin on mortgage assets                             32,539         65,277          60,866
                                                                --------       --------       ---------

Mortgage servicing revenues:
  Servicing fees                                                  68,510         28,973           1,539
  Other                                                           19,662          3,913            (132)
                                                                --------       --------       ---------
      Total mortgage servicing revenues                           88,172         32,886           1,407
                                                                --------       --------       ---------

Mortgage servicing expenses:
  Salaries and related costs                                       6,079          2,867             648
  General, administrative and other                               14,264          3,002             492
  Amortization of mortgage servicing rights                       26,576          5,998           1,323
                                                                --------       --------       ---------
      Total mortgage servicing expenses                           46,919         11,867           2,463
                                                                --------       --------       ---------
         Net margin on mortgage servicing operations              41,253         21,019          (1,056)
                                                                --------       --------       ---------

Other revenues:
  Gain on sales                                                   11,144          9,161          61,216
  CMO administration                                               3,645          4,067           1,482
  Other                                                            1,679            950           1,875
                                                                --------       --------       ---------
      Total other revenues                                        16,468         14,178          64,573
                                                                --------       --------       ---------

Other expenses:
  Salaries and related costs                                       6,477          8,263           7,456
  General and administrative                                       6,424          6,632           6,505
  Management fees and termination costs                               --             --          16,166
                                                                --------       --------       ---------
      Total other expenses                                        12,901         14,895          30,127
                                                                --------       --------       ---------
Net income                                                      $ 77,359       $ 85,579       $  94,256
                                                                ========       ========       =========

Net income                                                      $ 77,359       $ 85,579       $  94,256
Less cash dividends on preferred stock                           (39,334)       (38,876)        (38,592)
                                                                --------       --------       ---------
Net income available to common stockholders                     $ 38,025       $ 46,703       $  55,664
                                                                ========       ========       =========

Net income per share:
  Primary                                                       $   1.64       $   2.04        $    2.45
  Fully diluted                                                     1.61           2.01             2.38

Average number of shares outstanding:
  Primary                                                         23,119         22,917           22,719
  Fully diluted                                                   24,153         23,813           23,895

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation and Subsidiaries


CONSOLIDATED BALANCE SHEET



(In thousands, except per share amounts)                 December 31
----------------------------------------------------------------------------
                                                         1995        1994
                                                     ----------   ----------
Assets
  Mortgage securities collateral                     $4,830,020   $5,270,103
  Mortgage investments                                4,522,954    3,305,984
                                                     ----------   ----------
                                                      9,352,974    8,576,087
  Less allowance for possible losses                     (5,919)      (7,354)
                                                     ----------   ----------
                                                      9,347,055    8,568,733

  Cash and cash equivalents                              18,702       21,741
  Prepaids, receivables and other                       114,489       70,415
  Mortgage servicing rights                             423,360      282,969
                                                     ----------   ----------
                                                     $9,903,606   $8,943,858
                                                     ==========   ==========

Liabilities
  Collateralized mortgage securities                 $4,538,863   $5,102,145
  Short-term borrowings                               4,628,782    3,190,582
  Accounts payable and accrued expenses                  23,339       11,568
  Mortgage servicing rights acquisitions
   payable                                               47,898       75,888
                                                     ----------   ----------
                                                      9,238,882    8,380,183
                                                     ----------   ----------

Stockholders' Equity
  Preferred stock - $0.10 par value;
   100,000 shares authorized:
     $1.60 Cumulative Preferred Stock, Series A,
      550 and 623 shares issued and outstanding
      ($9,020 aggregate liquidation preference)           7,685        8,720
     $1.26 Cumulative Convertible Preferred Stock,
      Series B, 30,686 and 30,277 shares issued and
      outstanding ($349,207 aggregate
      liquidation preference)                           330,065      324,779
  Common stock - $0.01 par value; 100,000 shares
   authorized; 23,521 and 22,956 shares issued
   and outstanding                                          235          229
  Paid-in capital                                       321,207      310,764
  Undistributed income (accumulated deficit)             (2,370)      (2,302)
  Unrealized gain (loss) on debt and equity
    securities                                            7,902      (78,515)
                                                     ----------   ----------
                                                        664,724      563,675
                                                     ----------   ----------
                                                     $9,903,606   $8,943,858
                                                     ==========   ==========




See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


(In thousands, except per share amounts)                                Three Years Ended December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Unrealized
                                                                                        Undistributed     Gain (Loss)
                                       Preferred Stock                                     Income           on Debt
                                  -------------------------     Common     Paid-in       (Accumulated      and Equity
                                   Series A        Series B      Stock     Capital         Deficit)        Securities      Total
                                  ----------      ---------    --------   ---------    ---------------  --------------   ----------
Balance at January 1, 1993         $13,205         $315,025      $223     $303,503        $   (457)         $     --      $631,499
Net income                              --               --        --           --          94,256                --        94,256
Cash dividends:
  Common ($2.44 per share)              --               --        --           --         (55,221)               --       (55,221)
  Preferred:
   Series A ($1.60 per share)           --               --        --           --          (1,274)               --        (1,274)
   Series B ($1.26 per share)           --               --        --           --         (37,318)               --       (37,318)
Conversion of preferred stock       (2,910)            (144)        3        3,051              --                --            --
Other                                   --            4,662         1        1,585              --                --         6,248
                                  --------        ---------    ------     --------     -----------      ------------     ---------
Balance at December 31, 1993        10,295          319,543       227      308,139             (14)               --       638,190
Adjustment for change
 in accounting method                   --               --        --           --              --             7,512         7,512
Net income                              --               --        --           --          85,579                --        85,579
Cash dividends:
  Common ($2.14 per share)              --               --        --           --         (48,991)               --       (48,991)
  Preferred:
    Series A ($1.60 per share)          --               --        --           --          (1,042)               --        (1,042)
    Series B ($1.26 per share)          --               --        --           --         (37,834)               --       (37,834)
Conversion of preferred stock       (1,575)             (18)        2        1,591              --                --            --
Other                                   --            5,254        --        1,034              --                --         6,288
Change in unrealized gain (loss)
  on debt and equity securities         --               --        --           --              --           (86,027)      (86,027)
                                  --------        ---------    ------     --------     -----------      ------------     ---------
Balance at December 31, 1994         8,720          324,779       229      310,764          (2,302)          (78,515)      563,675
Net income                              --               --        --           --          77,359                --        77,359
Cash dividends:
  Common ($1.64 per share)              --               --        --           --         (38,093)               --       (38,093)
  Preferred:
    Series A ($1.60 per share)          --               --        --           --            (939)               --          (939)
    Series B ($1.26 per share)          --               --        --           --         (38,395)               --       (38,395)
Conversion of preferred stock       (1,035)             (26)        1        1,060              --                --            --
Other                                   --            5,312         5        9,383              --                --        14,700
Change in unrealized gain (loss)
  on debt and equity securities         --               --        --           --              --            86,417        86,417
                                  --------        ---------    ------     --------     -----------      ------------     ---------
Balance at December 31, 1995       $ 7,685         $330,065      $235     $321,207          (2,370)         $  7,902      $664,724
                                  ========        =========    ======     ========     ===========      ============     =========

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS


(In thousands)                                                         Year Ended December 31
--------------------------------------------------------------------------------------------------------
                                                                1995            1994            1993
                                                            -----------     -----------      -----------
Operating activities:
  Net income                                                $    77,359     $    85,579      $    94,256
  Noncash items:
    Amortization of discount and premium                         25,829           6,265           47,988
    Amortization of mortgage servicing rights                    26,576           5,998            1,323
    Depreciation and other amortization                           3,260           1,932              819
    Provision for possible losses                                 2,200           3,500            2,800
  Net change in prepaids, receivables,
   other assets, accounts payable and
   accrued expenses                                             (19,330)        (46,330)          (2,273)
  Net gain from investing activities                            (11,144)         (9,161)         (61,216)
                                                            -----------     -----------      -----------
    Net cash provided by operating activities                   104,750          47,783           83,697
                                                            -----------     -----------      -----------

Investing activities:
  Mortgage securities collateral:
    Principal collections on collateral                         501,110       1,157,248        2,437,768
    Decrease in accrued interest receivable                       4,092           9,065           11,302
    Decrease (increase) in short-term investments                 4,603         166,150          (25,361)
  Purchases and originations of mortgage loans                 (126,786)     (1,935,136)      (4,410,950)
  Purchases of agency securities                             (2,787,988)     (1,631,294)      (1,747,931)
  Purchases of equity securities                                     --         (17,808)              --
  Purchases of other mortgage securities                       (131,531)             --               --
  Purchases of mortgage servicing rights                       (184,082)       (263,821)         (26,469)
  Principal collections on mortgage investments                 549,458         349,806          266,347
  Proceeds from sales and redemptions of mortgage assets      1,281,057         105,288        3,859,993
  Purchases of hedge instruments                                (27,381)             --               --
  Proceeds from sales of hedge instruments                       32,480              --               --
                                                            -----------     -----------      -----------
    Net cash provided (used) by investing activities           (884,968)     (2,060,502)         364,699
                                                            -----------     -----------      -----------

Financing activities:
  Collateralized mortgage securities:
    Issuance of securities                                           --       2,565,540        1,185,482
    Principal payments on securities                           (572,191)     (1,352,288)      (2,469,026)
    Increase (decrease) in accrued interest payable               1,887          (7,636)         (14,427)
  Capital stock transactions                                     14,774           6,288            6,248
  Dividends paid                                                (77,501)        (87,867)         (93,813)
  Increase (decrease) in mortgage servicing
   acquisitions payable                                         (27,990)         75,888               --
  Increase in short-term borrowings                           1,438,200         746,775          994,598
                                                            -----------     -----------      -----------
     Net cash provided (used) by financing activities           777,179       1,946,700         (390,938)
                                                            -----------     -----------      -----------
Net increase (decrease) in cash and cash
 equivalents                                                     (3,039)        (66,019)          57,458
Cash and cash equivalents at beginning of year                   21,741          87,760           30,302
                                                            -----------     -----------      -----------
Cash and cash equivalents at end of year                    $    18,702     $    21,741      $    87,760
                                                            ===========     ===========      ===========

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1995

1 Business

Capstead Mortgage Corporation, a national mortgage banking firm, earns income from servicing mortgage loans, investing in mortgage-backed securities and other investment strategies. The Company's business plan is to build its mortgage servicing and mortgage securities portfolios with the goal of producing reasonably balanced operating results in a rising or falling interest rate environment.

2   Accounting Policies

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

Use of Estimates

The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles. The amortization of premiums and discounts on mortgage assets and collateralized mortgage securities and the amortization of mortgage servicing rights is based on expectations of future movements in interest rates and how resulting rates will impact prepayments on underlying mortgage loans. It is possible that prepayments could rise to levels that would adversely affect profitability if such levels are sustained for more than a brief period of time. The Company attempts to mitigate this risk by achieving a balance of investments that perform well in a rising interest rate environment, such as mortgage servicing rights and interest-only securities, and in a falling interest rate environment, such as mortgage investments, as supplemented from time to time by hedging activities.

Mortgage Assets

Mortgage investments and mortgage securities collateral held in the form of mortgage-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase or securitization and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

Mortgage investments held in the form of mortgage loans are carried at their unpaid principal balance, net of unamortized discount or premium. The Company may, from time to time, hold mortgage loans for sale. Such loans are carried at the lower

Capstead Mortgage Corporation


of cost or market on an aggregate basis. Transfers from loans held for sale to loans held for investment are recorded at the lower of cost or market.

Interest income, net of servicing fees, is recorded as income when earned. Any discount or premium is recognized as an adjustment to interest income by the interest method over the life of the related mortgage asset. Interest and dividends are included in interest income and other revenues, respectively. Realized gains and losses are included in other revenues. The cost of assets sold is based on the specific identification method.

Allowance For Possible Losses

The Company provides for possible losses due to mortgagor default on mortgage loans not covered by mortgage pool insurance, fraud in the origination of mortgage loans and special hazards on mortgage loans not covered by special hazard insurance. The Company also provides for possible losses related to the Company's limited exposure to credit and special hazard risks in certain securitizations utilizing a senior/subordinate structure.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of 3 months or less.

Mortgage Servicing Rights

The cost of acquiring mortgage servicing rights is capitalized and then amortized in proportion to and over the period of estimated net servicing income. Estimated net servicing income is evaluated periodically and adjustments are made to the rate of amortization.

Hedging Activities

The Company has acquired derivative financial instruments, specifically interest rate floors, as hedges against increased prepayments on investments in mortgage servicing rights and interest-only securities. Interest rate floors partially protect the value of the assets hedged from the impact of increased prepayments by increasing in value when interest rates decline. Realized gains from effective hedge transactions reduce the carrying amount of the assets hedged. Ongoing correlation and effectiveness of the hedges is measured by comparing the change in value of the floors with the change in value of the assets hedged. Should a hedge prove ineffective, results in excess of a corresponding change in value of the assets hedged would be taken to income and hedge accounting would cease. The Company has acquired other derivative financial instruments, specifically interest rate caps, as a hedge against rising interest rates on a portion of its short-term borrowings. The Company may receive cash payments from the counterparties to these instruments should certain specified interest rates fall (floors) or rise (caps). Any such payments will be accrued and taken to income as a component of interest income on interest-only securities, amortization expense of mortgage servicing rights or interest expense on short-term borrowings, as applicable. The cost of acquiring floors and caps is taken to income as a component of the applicable hedged item over the contractual lives of the instruments. The Company has credit risk with regard to the counterparties to derivative financial instruments. The Company manages credit risk by dealing only with large, financially-sound investment banking firms. The unamortized balance of the instruments is included in prepaids, receivables and other on the balance sheet.

Borrowings

Collateralized mortgage securities and short-term borrowings are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to interest expense by the interest method over the expected term of the related borrowings.

Capstead Mortgage Corporation

Mortgage Servicing Revenues

Mortgage servicing revenues represent fees received for servicing mortgage loans. Servicing fees are calculated based on a contractual percentage of the outstanding monthly principal balance of mortgage loans serviced and are recognized as income when collected.

Income Taxes

Capstead and its qualified real estate investment trust ("REIT") subsidiaries ("qualified REIT subsidiaries") have elected to be taxed as a REIT and intend to continue to do so. As a result of this election, Capstead is not taxed on taxable income distributed to stockholders, provided that certain REIT qualification tests are met. Currently, it is Capstead's policy to distribute 100 percent of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead and its qualified REIT subsidiaries. Capstead's non-REIT subsidiaries, principally Capstead Inc., file a separate federal income tax return.

Stock Option Plans

Employee and director stock options are accounted for under the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Related Interpretations. Under APB 25, a fair value methodology is not utilized in determining expense recognition for stock option awards to employees and directors.

Net Income Per Share

Primary net income per share is computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common stock equivalents outstanding, after retroactively giving effect to stock splits. Fully diluted net income per share is computed by dividing net income, after deducting dividends on the $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B Preferred Stock"), by the weighted average number of common shares and common stock equivalents outstanding, after retroactively giving effect to stock splits, and assuming conversion of the $1.60 Cumulative Preferred Stock, Series A ("Series A Preferred Stock"). The Series B Preferred Stock is not considered convertible for purposes of calculating fully diluted net income per share as it is currently antidilutive.

Reclassification and Stock Split

Certain amounts for prior years have been reclassified to conform to the 1995 presentation. On October 30, 1995 a 3-for-2 split of the Company's $0.01 par value common stock was accomplished. All references to the number of common shares and share amounts in the accompanying consolidated financial statements and related notes have been restated to reflect the stock split.

Recent Accounting Pronouncements

In May 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 sets forth new accounting principles for capitalizing originated mortgage servicing rights and recording impairment of existing mortgage servicing rights. The Company will adopt SFAS 122 on a prospective basis effective January 1, 1996 as required. This adoption is not expected to have a material impact on the results of operations or financial position of the Company.

Capstead Mortgage Corporation


3   Mortgage Investments

Mortgage investments and the related average effective interest rates (calculated excluding unrealized gains and losses) were as follows (dollars in thousands):


                                                                Year Ended
                                     As of December 31          December 31
----------------------------------------------------------------------------
                                 1995            1994          1995    1994
                              ----------      ----------      ------  ------
Mortgage loans held for sale  $    5,155      $       --       7.76%     --%
Mortgage loans                     5,264         209,507       7.07    6.68
AAA-rated mortgage
 pass-through securities:
   Fixed-rate                      1,771             409       8.76    6.69
   Medium-term                   424,329         459,874       6.96    6.92
   Adjustable-rate               563,203         755,623       6.90    5.48
Agency securities:
   Fixed-rate                    489,689         504,023       6.32    6.44
   Adjustable-rate             2,984,451       1,042,861       6.13    4.74
   Callable notes                 49,092         333,687       6.98    6.96
                              ----------      ----------
                              $4,522,954      $3,305,984
                              ==========      ==========

The Company classifies its mortgage investments by term and interest rate characteristics of the underlying mortgage loans. Fixed-rate mortgage investments have (i) fixed rates of interest for their entire terms or (ii) an initial fixed-rate period of 10 years after origination and then adjust annually based on a specified margin over 1-year U.S. Treasury Securities ("1-year Treasuries"). Medium-term mortgage investments have (i) an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over 1-year Treasuries or (ii) initial interest rates that adjust one time, approximately 5 years following origination of the mortgage loan, based on a specified margin over the Federal National Mortgage Association ("FNMA") yields for 30-year, fixed-rate commitments at the time of adjustment. Adjustable-rate mortgage investments either adjust (i) semi-annually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR") or (ii) annually based on a specified margin over 1-year Treasuries. Fixed- and adjustable-rate mortgage agency securities consist of mortgage-backed securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation ("FHLMC"), FNMA or the Government National Mortgage Association ("GNMA"). Callable agency notes are unsecured, 3-year, fixed-rate notes issued by FHLMC, FNMA or the Federal Home Loan Bank Board ("FHLBB") and mature in 1997, unless redeemed earlier. Collectively, mortgage-backed securities and callable notes issued by government-sponsored entities are referred to as "Agency Securities."

At December 31, 1995 the AAA-rated private mortgage pass-through securities ("Mortgage Pass-Throughs") and the Agency Securities were pledged to secure short-term borrowings. Transfers from mortgage investments to mortgage securities collateral totaled $2,688,361,000 and $1,197,947,000 in 1994 and 1993, respectively.

Capstead Mortgage Corporation

4   Mortgage Securities Collateral

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

The components of mortgage securities collateral are summarized as follows (in thousands):

                                                      December 31
-------------------------------------------------------------------------------
                                               1995                  1994
                                            ----------            ----------
Mortgage collateral                         $4,660,504            $5,201,886
Short-term investments                          24,705                29,308
Accrued interest receivable                     29,130                33,221
                                            ----------            ----------
   Total collateral                          4,714,339             5,264,415
Unamortized discount                            (7,147)               (7,962)
                                            ----------            ----------
   Net collateral                            4,707,192             5,256,453
Other mortgage securities                      122,828                13,650
                                            ----------            ----------
                                            $4,830,020            $5,270,103
                                            ==========            ==========

Mortgage collateral consists of fixed-rate, medium-term and adjustable-rate mortgage securities and fixed-rate Agency Securities. The weighted average effective interest rate for mortgage collateral was 7.55 percent and 7.63 percent during 1995 and 1994, respectively. Other mortgage securities at December 31, 1995 consist primarily of agency-issued, interest-only securities yielding 10.11 percent with a related notional amount of $800 million.

5   Mortgage Servicing

The following table provides information regarding the mortgage servicing portfolio and the related investment in mortgage servicing rights (dollars in thousands):


                                          Unpaid                      Mortgage
                                         Principal      Number       Servicing
                                          Balance      of Loans        Rights
-------------------------------------------------------------------------------
Loans serviced at January 1, 1994      $ 2,393,267        7,746       $ 25,146
   Additions                            12,524,522      110,078        170,268
   Run-off/amortization                   (525,607)      (2,215)        (5,998)
                                       -----------      -------       --------
Loans serviced at December 31, 1994     14,392,182      115,609        189,416
   Additions                            13,090,200      143,153        224,505
   Run-off/amortization                 (1,924,753)     (11,877)       (26,576)
   Results of hedging activity                   -            -        (17,745)
                                       -----------      -------       --------
Loans serviced at December 31, 1995     25,557,629      246,885        369,600
   Purchases pending transfer            3,064,000       30,600         53,760
                                       -----------      -------       --------
Total portfolio at December 31, 1995   $28,621,629      277,485       $423,360
                                       ===========      =======       ========

Capstead Mortgage Corporation

The Company services mortgage loans in all 50 states and the District of Columbia. As of December 31, 1995, 16 percent of loans serviced and loans pending transfer were located in California (based on unpaid principal balances).

In connection with mortgage servicing activities, the Company maintains segregated escrow deposits that are held in bank trust accounts. At December 31, 1995 and 1994, escrow and fiduciary funds for loans being serviced approximated $316 million and $163 million, respectively, and are excluded from the accompanying balance sheet.

6   Collateralized Mortgage Securities

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

The components of collateralized mortgage securities along with selected other information are summarized as follows (dollars in thousands):



                                                            December 31
------------------------------------------------------------------------------
                                                       1995            1994
                                                    ----------      ----------
Collateralized mortgage securities                  $4,606,668      $5,177,445
Accrued interest payable                                53,164          51,277
                                                    ----------      ----------
   Total obligation                                  4,659,832       5,228,722
Less unamortized discount                             (120,969)       (126,577)
                                                    ----------      ----------
Net obligation                                      $4,538,863      $5,102,145
                                                    ==========      ==========

Range of average interest rates                  5.80% to 9.70%  5.87% to 10.00%
Range of stated maturities                        2007 to 2025    2007 to 2025
Number of series                                            41              45

The maturity of each series of securities is directly affected by the rate of principal prepayments on the related mortgage securities collateral. Each series of securities is also subject to redemption at the Company's option provided that certain requirements specified in the related indenture have been met (referred to as "clean-up calls"). As a result, the actual maturity of any series of securities is likely to occur earlier than its stated maturity. The average effective interest rate for all collateralized mortgage securities was
7.57 percent and 7.49 percent during 1995 and 1994, respectively. Interest paid on collateralized mortgage securities totaled $351,477,000, $324,229,000 and $375,948,000 during 1995, 1994 and 1993, respectively.

7  Short-Term Borrowings

Short-term borrowings are primarily made under repurchase arrangements with investment banking firms pursuant to which the Company pledges Agency Securities and other mortgage assets as collateral. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis. Repurchase arrangements,

Capstead Mortgage Corporation
all of which had maturities of less than 31 days, and the related average effective interest rates are classified by type of collateral as follows (dollars in thousands):


                           December 31, 1995             December 31, 1994
------------------------------------------------     ------------------------
                                        Weighted                     Weighted
                         Borrowings      Average     Borrowings       Average
                        Outstanding       Rate      Outstanding        Rate
                        -----------     --------    -----------      --------
Mortgage loans           $        _          _%      $  190,060        6.45%
Mortgage Pass-Throughs      962,455       5.99        1,161,894        6.24
Agency Securities         3,454,802       5.75        1,783,996        5.67
Other mortgage assets       168,025       6.10           44,632        6.47
                         ----------                  ----------
                         $4,585,282                  $3,180,582
                         ==========                  ==========

In October 1995 Capstead Inc. extended a $300 million revolving line of credit agreement with an investment banking firm for an additional year. The new maturity date of this agreement is October 1997. A fee was paid on the $120 million committed portion of this facility. The line will be used primarily to finance future acquisitions of mortgage servicing rights and will be collateralized by those rights, as well as certain existing servicing rights. The agreement requires, among other things, that Capstead Inc. maintain certain financial ratios and specified levels of unencumbered servicing rights, as defined. Capstead Inc. is in compliance with all requirements. Interest rates on borrowings under this facility are based on LIBOR with interest due monthly. Borrowings under this facility totaled $43,500,000 at 8.19 percent and $10,000,000 at 7.24 percent at December 31, 1995 and 1994, respectively.

Accrued interest on short-term borrowings totaled $9,594,000 at December 31, 1995. The weighted average effective interest rate on all short-term borrowings was 6.06 percent and 4.64 percent during 1995 and 1994, respectively. Interest paid on short-term borrowings totaled $217,028,000, $136,442,000 and $81,722,000 during 1995, 1994 and 1993, respectively.

8  Disclosures Regarding Fair Values of Financial Instruments

The estimated fair values of financial instruments have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amounts of cash and cash equivalents, receivables, payables and short-term borrowings approximate fair value. The fair value of equity securities, if any, and derivative financial instruments are based on quoted market prices. The fair value of mortgage assets was estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, (ii) offer prices for similar mortgage assets, or (iii) expected securitization results. The fair value of collateralized mortgage securities is dependent upon the characteristics of the mortgage securities collateral pledged to secure the issuance. Therefore, fair value was based on the same method used for determining fair value for the underlying mortgage securities collateral adjusted for credit enhancements.

Capstead Mortgage Corporation

The following tables summarize fair values of financial instruments (in thousands):

                                                  December 31, 1995              December 31, 1994
-----------------------------------------------------------------------   -----------------------------
                                              Carrying         Fair            Carrying          Fair
                                               Amount          Value            Amount           Value
                                           ------------    ------------      ------------    ------------
Assets:
   Cash and cash equivalents                 $   18,702      $   18,702        $   21,741      $   21,741
   Receivables and equity securities             79,710          79,858            50,558          51,545
   Mortgage securities collateral             4,830,020       4,791,722         5,270,103       4,850,391
   Mortgage investments                       4,522,954       4,522,954         3,305,984       3,220,486
   Derivative financial instruments:
      Interest rate floors
         ($5.5 billion notional amount)          11,588          22,911                --              --
      Interest rate caps
         ($625 million notional amount)           4,422             463                --              --
Liabilities:
   Payables                                      71,237          71,237            87,456          87,456
   Collateralized mortgage securities         4,538,863       4,553,184         5,102,145       4,736,974
   Short-term borrowings                      4,628,782       4,628,782         3,190,582       3,190,582

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as of January 1, 1994. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. There was no cumulative effect as of January 1, 1994 of adopting SFAS 115 on net income. The January 1, 1994 opening balance of stockholders' equity was increased by $7,512,000 to reflect net unrealized gains on securities classified as available-for-sale that were previously carried at amortized cost. In response to transition rules for adopting SFAS 115 released in November 1995, $393,478,000 of medium-term Mortgage Pass-Throughs, $546,759,000 of Agency Securities, and $195,474,000 of mortgage securities collateral were transferred from held-to-maturity to available-for-sale. These securities had a net unrealized gain of $7,701,000 on the December 31, 1995 transfer date. The following table summarizes securities held available-for-sale at December 31, 1995 (in thousands):

                                                        Gross           Gross
                                                      Unrealized      Unrealized         Fair
                                     Cost               Gains           Losses           Value
------------------------------------------------------------------------------------------------
Mortgage Pass-Throughs:
   Fixed-rate                      $    1,723           $    48       $     --        $    1,771
   Medium-term                        420,910             3,455             36           424,329
   Adjustable-rate                    555,944             7,259             --           563,203
Agency Securities:
   Fixed-rate                         497,785                --          8,096           489,689
   Adjustable-rate                  2,977,794             6,657             --         2,984,451
   Callable notes                      48,974               118             --            49,092
Mortgage securities collateral        356,159             9,063         10,566           354,656
                                   ----------           -------        -------        ----------
      Total debt securities        $4,859,289           $26,600        $18,698        $4,867,191
                                   ==========           =======        =======        ==========

Mortgage securities collateral classified as held-to-maturity has been permanently financed through the issuance of collateralized mortgage securities. Gross unrealized gains and losses are based on projected net cash flows of the mortgage securities collateral after payment on the related collateralized mortgage securities determined using market discount rates and

Capstead Mortgage Corporation
prepayment assumptions. At December 31, 1995, $4,475,364,000 of mortgage securities collateral held-to-maturity (cost basis) had gross unrealized gains and losses of $5,042,000 and $60,920,000, respectively, resulting in a fair value of $4,419,486,000; however, because the Company intends to hold these assets to maturity, it does not anticipate realizing such gains or losses and instead expects these assets will continue to make a positive contribution to income in future periods.

The following tables summarize available-for-sale and held-to-maturity securities as of December 31, 1994 (in thousands):

                                               Available-For-Sale Securities
-----------------------------------------------------------------------------------------
                                                  Gross          Gross
                                                Unrealized     Unrealized         Fair
                                      Cost        Gains          Losses           Value
                                  -----------  ----------     -----------      -----------
Mortgage Pass-Throughs:
   Fixed-rate                     $       427   $       -         $    18      $      409
   Medium-term*                         9,054           -           9,054               -
   Adjustable-rate                    780,224           -          24,601         755,623
Adjustable-rate Agency
   Securities                       1,088,252           -          45,391       1,042,861
Other mortgage securities              10,369       1,734             810          11,293
Equity securities                       1,113           -             375             738
                                   ----------      ------         -------      ----------
                                   $1,889,439      $1,734         $80,249      $1,810,924
                                   ==========      ======         =======      ==========


                                                Held-To-Maturity Securities
-----------------------------------------------------------------------------------------
                                                  Gross          Gross
                                                Unrealized     Unrealized         Fair
                                      Cost        Gains          Losses           Value
                                  -----------  ----------     -----------      -----------
Medium-term Mortgage
   Pass-Throughs*                  $  459,874    $    -         $ 12,342        $  447,532
Agency Securities:
   Fixed-rate                         504,023         -           62,586           441,437
   Callable notes                     333,687         -            9,690           323,997
Mortgage securities collateral      5,258,810     7,159           61,700         5,204,269
                                   ----------    ------         --------        ----------
                                   $6,556,394    $7,159         $146,318        $6,417,235
                                   ==========    ======         ========        ==========

    * The investment in medium-term Mortgage Pass-Throughs was transferred to the held-to-maturity classification during the third quarter of 1994. As a result, the unrealized loss at the transfer date remained as a component of the recorded mark-to-market for available-for-sale securities at December 31, 1994.

The maturity of mortgage assets is directly affected by the rate of principal prepayments by mortgagors and clean-up calls by issuers of remaining debt securities outstanding. Included in mortgage securities collateral is $31,822,000 and $4,646,000 of collateral released from the related indentures at December 31, 1995 and 1994, respectively. During 1995 and 1994, mortgage collateral previously released from the related indentures pursuant to clean-up calls totaling $35,893,000 and $77,087,000 were sold at gross realized gains aggregating $966,000 and $2,938,000, respectively. During 1995 and 1994, available-for-sale securities totaling $784,600,000 and $16,695,000 (cost basis) were sold at gross realized gains aggregating $9,511,000 and $6,223,000, respectively. Principal collections on mortgage investments and mortgage collateral released from the related indentures while held-to-maturity totaled $84,020,000 and $47,895,000 during 1995 and 1994, respectively. During 1995,
$284,950,000 of callable agency notes held-to-maturity were redeemed by issuers.

Capstead Mortgage Corporation


9   Allowance for Possible Losses

The Company has limited exposure to losses on mortgage investments and mortgage collateral. Losses due to typical mortgagor default may be reduced by mortgage pool insurance from AAA-rated mortgage pool insurers, which supplements primary mortgage insurance, if any, and homeowner equity, if any. The amount of coverage under mortgage pool insurance policies is the amount (typically 7 to 15 percent of the aggregate amount in such pool of mortgage loans) determined by one or more national statistical rating agencies necessary to allow the related securities to be rated AAA when combined with homeowner equity or other insurance coverage.

Certain other risks, however, are not covered by mortgage pool insurance and may subject the Company to losses. These risks include fraud or misrepresentation during origination of a mortgage loan and special hazards that are not covered by standard hazard insurance policies (e.g., earthquakes). In cases of fraud, the Company generally will not be able to recover its losses from the mortgage insurance company, but will generally have recourse to the prior owner of a loan based on representations and warranties made at the time the loan was purchased. However, to the extent the prior owner does not perform its repurchase obligation, the Company may incur a loss. Special hazards are typically catastrophic events that are unable to be predicted. The Company limits its exposure to special hazard losses by acquiring special hazard insurance coverage from a AAA-rated insurer. As of December 31, 1995, 48 percent of the Company's mortgage assets (excluding Agency Securities) were covered by a special hazard insurance policy. Management does not believe that fraud or special hazard risks pose a material exposure to the Company.

In late 1993 the Company began issuing CMOs in a senior/subordinate structure (in lieu of purchasing mortgage pool insurance and special hazard insurance) where the investor in the subordinate classes assumes credit and special hazard risks. The Company has retained an aggregate of approximately $2.0 million of credit and special hazard risk on certain of these issuances. Actual losses to the Company due to this risk are dependent upon the timing and magnitude of related collateral defaults.

Activity in the allowance for possible losses was as follows (in thousands):


                                        Year Ended December 31
----------------------------------------------------------------
                                           1995        1994
                                         -------     -------
Beginning balance                        $ 7,354     $ 6,927
Provision for possible losses              2,200       3,500
Charge-offs due to:
   Mortgagor default                        (680)       (893)
   Fraud/misrepresentation                (2,041)     (1,973)
   Special hazard losses                    (914)       (207)
                                         -------     -------
                                         $ 5,919     $ 7,354
                                         =======     =======

As of December 31, 1995, approximately 49 percent of mortgage assets
(excluding Agency Securities) were secured by properties located in California. Exposure arising from this geographic concentration has been reduced by either the acquisition of mortgage pool insurance and special hazard insurance or the use of the senior/subordinate structure for securitizations.

Capstead Mortgage Corporation

10 Income Taxes

Capstead and its qualified REIT subsidiaries file a separate federal income tax return that does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. Income taxes paid by the non-REIT subsidiaries during 1995 totaled $481,000. No income taxes were paid in prior years. Effective tax rates will differ substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                                            Year Ended December 31
---------------------------------------------------------------------------------------------------------------
                                                                        1995            1994            1993
                                                                     ---------       ---------       ----------
Income taxes computed at the
   federal statutory rate                                            $  27,241       $  29,097       $  32,047
Income not subject to tax due to REIT status                           (21,712)        (27,289)        (32,422)
                                                                     ---------       ---------       ---------
Net income (loss) of non-REIT subsidiaries
   at the statutory rate                                                 5,529           1,808            (375)
Alternative minimum tax                                                    456              --              --
Losses not benefited for income tax purposes                                --              --             375
Benefit of previously unrecognized deferred
   income tax asset                                                     (5,859)          (1,261)            --
Other                                                                      346             (547)            --
                                                                    ----------        ---------       --------
                                                                    $      472        $      --       $     --
                                                                    ----------        ---------       --------

Significant components of deferred income tax assets and liabilities are as follows (in thousands):


                                                                                              December 31
-------------------------------------------------------------------------------------------------------------
                                                                                         1995           1994
                                                                                       --------       -------
Deferred tax assets:
   Net operating loss carryforwards                                                    $19,065        $26,504
   Capital loss carryforwards                                                               --          1,949
   Hedging transactions                                                                  5,967             --
   Other                                                                                 1,158            370
                                                                                       -------        -------
                                                                                        26,190         28,823
                                                                                       -------        -------

Deferred tax liabilities:
   Mark-to-market                                                                        1,139          1,981
   Securitizations                                                                          --         15,429
   Amortization of mortgage servicing rights                                             2,765            119
   Other                                                                                    --             85
                                                                                       -------        -------
                                                                                         3,904         17,614
                                                                                       -------        -------
Net deferred tax assets                                                                $22,286        $11,209
                                                                                       =======        =======

Valuation allowance                                                                    $22,286        $11,209
                                                                                       =======        =======

Capstead Mortgage Corporation

The increase in the valuation allowance during 1995 is primarily the result of hedging transactions and a reorganization of certain subsidiaries. At December 31, 1995 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of approximately $55 million, which expire beginning in the year 2007.

11 Stockholders' Equity

The Series A Preferred Stock issued in connection with a 1989 acquisition is nonvoting. Each share is entitled to a cumulative fixed dividend at an annual rate of $1.60 and is eligible for conversion into 1.35 shares of common stock. The Series A Preferred Stock has a liquidation preference of $16.40 per share and is currently redeemable at the Company's option, in whole or in part, at a redemption price equal to the liquidation preference. During 1995, 73,107 shares of the Series A Preferred Stock were converted into 98,694 shares of common stock.

The Series B Preferred Stock issued in connection with a 1992 acquisition is nonvoting. Each share is entitled to a cumulative fixed dividend at an annual rate of $1.26 and is eligible for conversion into 0.4794 of 1 share of common stock. The Series B Preferred Stock has a liquidation preference of $11.38 per share and is redeemable at the Company's option, in whole or in part, at a redemption price of $12.50 after December 2, 1997. During 1995, 2,190 shares of the Series B Preferred Stock were converted into 1,050 shares of common stock.

During 1995, 1994 and 1993, the Company issued 104,151; 31,119 and 15,543 shares of common stock through its dividend reinvestment plan for net proceeds of $2,044,000, $534,000 and $395,000, respectively. During 1995, 1994 and 1993, the Company also issued 411,142; 481,384 and 381,473 shares of Series B Preferred Stock through its dividend reinvestment plan for Series B stockholders on which net proceeds were received of $5,312,000, $5,254,000 and $4,662,000, respectively.

The Company modified its dividend reinvestment plan for common stock during 1995 to allow investors to purchase additional shares directly from the Company. The Company issued 305,769 shares for net proceeds of $6,223,000 pursuant to this modification. Also during 1995 the Company began a program whereby the Company may issue new shares of common stock on a daily basis, subject to certain limitations. The Company issued 42,800 shares for net proceeds of $974,000 pursuant to this program.

Outstanding options, other than those issued pursuant to employee and director benefit plans, are limited to a 6-year option issued July 31, 1992 to acquire 1,125,000 shares of common stock at $21.75 per share.

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

Capstead Mortgage Corporation

12  Employee Benefit Plans

The Company sponsors stock option plans for directors and employees and also sponsors the 1994 Flexible Long-Term Incentive Plan, which provide for the issuance of stock options and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 2,475,000 shares of common stock. Most of the outstanding grants provide for the annual granting of dividend equivalent rights that permit the option holder to obtain additional shares of common stock based upon formulas set forth in the Plans.

                                                                                Year Ended December 31
---------------------------------------------------------------------------------------------------------------------
                                                                           1995            1994           1993
                                                                         ---------       --------      ---------
Outstanding options at beginning of year:                                1,046,185        228,920        211,161
   Options granted                                                         324,750        877,500         99,000
   Options exercised                                                       (11,964)       (41,437)       (87,451)
   Options canceled                                                        (25,258)       (26,555)            --
   Dividend equivalent rights earned                                        36,993          7,757          6,210
                                                                         ---------      ---------        -------
Outstanding options at end of year                                       1,370,706      1,046,185        228,920
                                                                         =========      =========        =======
Exercise price per share:
   For options exercised during year                                 $8.67 - 18.00  $8.67 - 26.17  $8.67 - 23.00
   For options outstanding at end of year                             8.67 - 27.33   8.67 - 27.33   8.67 - 26.17

As of December 31, 1995, options were immediately exercisable for 862,147 shares. In accordance with the terms of the Plans, on January 1, 1996 the Company granted dividend equivalent rights for the issuance of an additional 47,131 shares.

The Company also sponsors a qualified defined contribution retirement plan created in late 1993 for all employees. The Company matches up to 50 percent of a participant's voluntary contribution up to a maximum of 6 percent of a participant's compensation. The Company also may make additional contributions of up to another 3 percent of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $758,891, $369,624 and $16,092 in 1995, 1994 and 1993, respectively.

13  Management and Non-Competition Agreements

Since its inception in 1985 and through September 30, 1993, the Company operated under a management agreement with a subsidiary (the "Manager") of Lomas Mortgage USA, Inc. ("LMUSA"). In 1992 the Company entered into a 65-month management agreement with the Manager and a 65-month non-competition agreement with the parent company of LMUSA. In 1993 the Company negotiated the termination of these agreements and on October 1, 1993 became fully self-administered. Termination costs incurred in 1993 totaled $11,891,000 including $4,363,000 of unamortized amounts paid under the non-competition agreement.

Capstead Mortgage Corporation


14 Net Interest Income Analysis (Unaudited)

The following tables summarize interest income and interest expense and average effective interest rates for the periods indicated (dollars in thousands):

                                                                    1995                  1994                   1993
-------------------------------------------------------------------------------  -------------------      --------------------
                                                                        Average              Average                   Average
                                                           Amount        Rate     Amount      Rate          Amount       Rate
                                                           ------       ------     ------     -------       ------      -------
Interest income:
   Mortgage securities
      collateral                                           $ 382,425   7.59%      $ 354,603    7.63%     $ 390,690       8.38%
   Mortgage investments                                      240,735   6.50         202,398    6.07        184,136       6.56
                                                           ---------              ---------              ---------
      Total interest income                                  623,160                557,001                574,826
                                                           ---------              ---------              ---------
Interest expense:
   Collateralized mortgage
     securities                                              360,386   7.57         335,656    7.49        410,153       9.05
   Short-term borrowings                                     216,650   6.04         139,092    4.64         80,923       3.40
                                                           ---------              ---------              ---------
      Total interest expense                                 577,036                474,748                491,076
                                                           ---------              ---------              ---------
Net interest                                               $  46,124              $  82,253              $  83,750
                                                           =========              =========              =========

The following tables summarize the changes in interest income and interest expense due to changes in interest rates versus changes in volume for the periods indicated (in thousands):

                                                         1995/1994*                               1994/1993*
-------------------------------------------------------------------------------       ------------------------------------
                                                Rate        Volume       Total          Rate        Volume        Total
                                             ---------    ---------     --------      --------    --------       ---------
Interest income:

   Mortgage securities collateral            $  (1,587)    $29,409      $ 27,822      $(34,775)    $ (1,312)     $(36,087)
   Mortgage investments                         14,813      23,524        38,337       (14,544)      32,806        18,262
                                             ---------     -------      --------      --------     --------      --------
                                                13,226      52,933        66,159       (49,319)      31,494       (17,825)
                                             ---------     -------      --------      --------     --------      --------
Interest expense:

   Collateralized mortgage securities            3,708      21,022        24,730       (69,859)      (4,638)      (74,497)
   Short-term borrowings                        47,140      30,418        77,558        33,440       24,729        58,169
                                             ---------     -------       -------      --------     --------      --------
                                                50,848      51,440       102,288       (36,419)      20,091       (16,328)
                                             ---------     -------       -------      ---------    --------      ---------
                                              $(37,622)   $  1,493      $(36,129)     $(12,900)     $11,403     $  (1,497)
                                             =========    ========      ========      ========      =======     =========

* The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Capstead Mortgage Corporation

15   Quarterly Results (Unaudited)

The following is a summary of quarterly results of operations (in thousands, except per share amounts):

                                                             Year Ended December 31, 1995
-----------------------------------------------------------------------------------------------------
                                                      First        Second        Third        Fourth
                                                     Quarter       Quarter      Quarter      Quarter
                                                     --------      --------     --------     --------
Interest income                                      $152,099      $152,980     $156,543     $161,538
Interest and related expenses                         145,927       145,692      148,591      150,411
   Net margin on mortgage assets                        6,172         7,288        7,952       11,127
Net margin on mortgage servicing operations             9,470        10,105        9,729       11,948
Other revenues                                          2,602         3,448        6,371        4,049
Net income                                             15,366        17,739       21,297       22,958
Net income per share:
   Primary                                               0.24          0.35         0.49         0.56
   Fully diluted                                            *          0.34         0.49         0.55

* Fully diluted earnings per share is not presented for the quarter ended March 31, 1995 because the effect of converting potentially dilutive securities is antidilutive.

                                                              Year Ended December 31, 1994
-----------------------------------------------------------------------------------------------------
                                                      First        Second       Third        Fourth
                                                     Quarter       Quarter      Quarter      Quarter
                                                     -------       -------      -------      -------
Interest income                                      $125,734      $135,819     $144,891     $150,557
Interest and related expenses                         102,666       118,227      131,208      139,623
   Net margin on mortgage assets                       23,068        17,592       13,683       10,934
Net margin on mortgage servicing operations             1,182         4,315        6,494        9,028
Other revenues                                          3,060         1,724        6,140        3,254
Net income                                             23,469        20,030       22,267       19,813
Net income per share:
   Primary                                               0.60          0.45         0.55         0.44
   Fully diluted                                         0.59          0.45         0.54         0.43

16      Market and Dividend Information (Unaudited)

The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 2,503 holders of record of the Company's common stock at December 31, 1995. In addition, depository companies held stock for 19,099 beneficial owners. During the last two years, the high and low stock sales prices and dividends declared on common stock were:

                           Year Ended December 31, 1995                     Year Ended December 31, 1994
-----------------------------------------------------------                ----------------------------------
                          Stock Prices                                     Stock Prices
                          ------------            Dividends               ------------            Dividends
                          High     Low            Declared                 High     Low            Declared
                          ----     ------         --------                 ----     ------         ----------
First quarter             $16.58   $11.17         $0.24                    $28.08   $18.08         $0.55
Second quarter             20.25    13.67          0.35                     19.83    15.33          0.55
Third quarter              23.17    17.33          0.49                     19.16    15.08          0.55
Fourth quarter             24.50    20.92          0.56                     16.25    11.16          0.48

20

Capstead Mortgage Corporation

SELECTED FINANCIAL DATA



(In thousands, except percentages and per share amounts)                                Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------------
                                                    1995             1994              1993            1992             1991
                                                 ---------        ----------        ----------      ----------       ----------
Selected consolidated statement of
        income data:(1)
        Interest income                         $   623,160      $   557,001        $  574,826       $  500,587      $  235,567
        Interest and related expenses               590,621          491,724           513,960          437,004         194,665
        Net margin on mortgage assets                32,539           65,277            60,866           63,583          40,902
        Net margin on mortgage servicing
         operations                                  41,253           21,019            (1,056)              --              --
        Other revenues                               16,468           14,178            64,573            3,862           2,682
        Net income                                   77,359           85,579            94,256           53,191          33,717
        Net income per share:(2)
           Primary(3)                                  1.64             2.04              2.45             2.25            1.95
           Fully diluted                               1.61             2.01              2.38             2.15            1.64
        Return on average total stockholders'
         equity                                       11.91%           13.27%            14.65%           16.08%          13.25%
        Cash dividends paid per share:(2)
           Common                               $      1.64      $      2.14       $      2.44       $     2.17      $     1.71
           Series A Preferred                          1.60             1.60              1.60             1.60            1.60
           Series B Preferred                          1.26             1.26              1.26             0.10              --
        Average number of shares outstanding:(2)
           Primary                                   23,119           22,917            22,719           21,591          13,446
           Fully diluted                             24,153           23,813            23,895           23,387          20,525
Selected consolidated balance sheet data:
        Mortgage investments                    $ 4,522,954      $ 3,305,984       $ 2,842,151       $1,904,600      $  983,024
        Mortgage securities collateral            4,830,020        5,270,103         3,995,956        5,269,600       2,806,616
        Total assets                              9,903,606        8,943,858         6,980,324        7,229,608       3,824,546
        Short-term borrowings                     4,628,782        3,190,582         2,443,807        1,449,209         855,572
        Collateralized mortgage securities        4,538,863        5,102,145         3,891,134        5,143,157       2,708,630
        Stockholders' equity                        664,724          563,675           638,190          631,499         253,339
Other data:
        Mortgage loans acquired
         during the year                            117,839        1,944,507         4,393,273        5,483,602       2,171,362
        Mortgage servicing portfolio(4)          25,557,629       14,392,182         2,393,267               --              --

-------------------
(1) On December 2, 1992 the Company exchanged 29,429,815 shares of the Company's Series B Preferred Stock for all the common stock of a closed-end diversified management investment company. The acquisition has been accounted for as a purchase and the net income earned on the assets and liabilities acquired have been included in the Consolidated Statement of Income from the date of the acquisition.

(2) Adjusted for the 3-for-2 common stock split effective October 30, 1995.

(3) During the years ended December 31, 1992 and 1991, 1,382,551 and
    3,140,304 shares of the Series A Preferred Stock were converted into 1,866,392 and 4,239,384 shares of common stock, respectively. If these conversions had occurred at the beginning of the respective years, primary net income per share would have been $2.21 and $1.73 per share for the years ended December 31, 1992 and 1991, respectively.

(4) Excludes $3.1 billion of mortgage servicing rights acquired in 1995 that will be transferred into the mortgage servicing portfolio by the end of the first quarter of 1996. Also excludes an additional $5.0 billion of mortgage servicing rights acquired in January 1996 that will be transferred into the portfolio by May 1996. By May 1996 the mortgage servicing portfolio is expected to exceed $32 billion.

Capstead Mortgage Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

The jumbo mortgage loan market has changed dramatically over the last several years. Mortgage loan originations reached all time highs in 1992 and 1993 due to steadily declining mortgage interest rates that made refinancing increasingly attractive to mortgagors. Mortgage interest rates reached 20 year lows by the fall of 1993; however, by early 1994 rates began a steady rise. As rising rates choked off the 1992/1993 refinancing boom, competition to acquire remaining originations intensified. At this same time, the cost of mortgage pool insurance rose in response to mounting credit losses being incurred by these insurers, most of whom ultimately withdrew from this business entirely. In order to compete with other buyers of jumbo loans as a long-term investor, the Company had to be willing to once again accept credit risk on these mortgage assets or find buyers for subordinate classes of its securitizations willing to do so at a fair price.

Beginning in January 1995, the Company implemented a strategy of selling individual mortgage loans purchased through its jumbo mortgage loan conduit operation to private investors shortly after the commitment to purchase, instead of accumulating $100 million or more of similar mortgage loans for an efficient securitization. This strategy allowed the Company to reduce the risks associated with accumulating and securitizing jumbo mortgage loans but was not intended to be a long-term solution. In November 1995 the Company exited the jumbo mortgage loan conduit business after concluding that as a long-term investor in mortgage assets, accepting the associated credit risk was not in the best interest of the stockholders. While this decision represents a change in strategy for accumulating mortgage assets, it has been successfully replaced by the acquisition of mortgage-backed securities issued by government-sponsored entities, as discussed below.

The Company purchased or originated mortgage loans totaling $127 million during 1995 compared to purchases totaling $1.9 billion during 1994. Mortgage loan sales, low purchase volume and the formation of $160 million of AAA-rated private mortgage pass-through securities ("Mortgage Pass-Throughs") substantially reduced holdings of mortgage loans. In addition to reducing exposure to credit risk, a primary benefit of pooling mortgage loans into Mortgage Pass-Throughs is the improved liquidity of AAA-rated securities over that of individual loans. As a result, when securing short-term borrowings or selling these securities, the Company is able to negotiate more favorable terms. In November 1995 the Company sold $180 million of adjustable-rate mortgage ("ARM") Mortgage Pass-Throughs.

During 1995 the Company acquired $2.6 billion of ARM mortgage-backed securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") or the Government National Mortgage Association ("GNMA") (collectively, "Agency Securities"). Sales during 1995 included $469 million of ARM Agency Securities. After considering sales and run-off of existing portfolio, holdings of ARM Agency Securities increased $1.9 billion during the year to $3.0 billion.

Capstead Mortgage Corporation

In past years, the Company has been an active issuer of collateralized mortgage obligations ("CMOs") and other securities backed by jumbo mortgage loans. The Company generally retained residual interests in CMOs issued consisting primarily of interest-only and principal-only strips. During 1995 the Company did not issue any CMOs; however, the Company did acquire $132 million of agency-issued, interest-only securities, which increased the CMO investment portfolio to $291 million at December 31, 1995 compared to a portfolio of $168 million at December 31, 1994. Interest-only securities have characteristics similar to investments in mortgage servicing in that the mortgage loans underlying these securities are subject to prepayment risk. Derivative financial instruments, specifically 10-year U.S. Treasury interest rate floor agreements, are held as a partial hedge against this risk (see "Effects of Interest Rate Changes"). Certain of these hedge positions were closed out during 1995 at gains aggregating $5.0 million which were deferred. Open hedge positions, with a $2.0 billion notional amount, carried a $3.6 million unrealized gain at December 31, 1995.

The mortgage servicing portfolio (excluding pending transfers) increased during the year to $25.6 billion with a weighted average interest rate of 7.37 percent and earning an average annual service fee excluding ancillary revenue and earnings on escrows (the "Average Service Fee") of 30.4 basis points. The December 31, 1995 balance of mortgage servicing rights related to this portfolio was $369.6 million (145 basis points, or a 4.8 multiple of the Average Service
Fee). Another $3.1 billion of servicing had been acquired as of December 31, 1995 that was pending transfer into the portfolio and was being subserviced by the sellers. Additional mortgage servicing has been acquired subsequent to year-end. Including January 1996 acquisitions, pending transfers of mortgage servicing totaled $8.1 billion with a weighted average interest rate of 7.39 percent and earning an Average Service Fee of 29.0 basis points. At an average cost of 151 basis points, these servicing assets are being acquired at a 5.2 multiple of the Average Service Fee. By May 1996 the mortgage servicing portfolio is expected to exceed $32 billion.

Annualized portfolio run-off, consisting of prepayments and scheduled payments on mortgage loans serviced, was 9.44 percent in 1995, up from 7.22 percent in 1994 due primarily to lower prevailing interest rates. Derivative financial instruments, specifically 10-year U.S. Treasury and 3-month London Interbank Offered Rate ("LIBOR") interest rate floors, are held as a partial hedge against prepayment risk (see "Effects of Interest Rate Changes"). Certain of these hedge positions were closed out during 1995 at gains aggregating $17.8 million which were deferred. Open hedge positions with a $3.5 billion notional amount carried a $7.7 million unrealized gain at December 31, 1995.

Capstead Mortgage Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The following table summarizes the Company's utilization of capital at December 31, 1995 (in thousands):

                                                             Capital
                              Assets           Borrowings    Employed
----------------------------------------------------------------------
Mortgage loans              $   10,419       $               $ 10,419
Mortgage Pass-Throughs:
   Fixed-rate                    1,771            1,711            60
   Medium-term                 424,329          407,576        16,753
   Adjustable-rate             563,203          553,168        10,035
Agency Securities:
   Fixed-rate                  489,689          483,327         6,362
   Adjustable-rate           2,984,451        2,921,618        62,833
   Callable notes               49,092           49,857          (765)
CMO investments              4,830,020        4,706,888(a)    123,132
Mortgage servicing rights      423,360           91,398(b)    331,962
                            ----------       ----------      --------
                            $9,776,334       $9,215,543       560,791
                            ==========       ==========

Other assets, net of other
 liabilities                                                  103,933
                                                             --------
Total stockholders' equity                                   $664,724
                                                             ========

-----------------
(a) Includes $168 million of related short-term borrowings.
(b) Represents amounts owed under contracts for bulk purchases of mortgage servicing rights and $43.5 million drawn on a $300 million line of credit secured by existing mortgage servicing rights.

The decline in intermediate- and long-term interest rates since early 1995 restored much of the loss in market value of the Company's mortgage assets caused by the rise in mortgage interest rates in 1994. The effect is most apparent on the value of securities held available-for-sale. At December 31, 1995 securities held available-for-sale were carried at a net unrealized gain of $7.9 million compared to a net unrealized loss of $78.5 million at December 31, 1994.

Capstead Mortgage Corporation

Result of Operations

Comparative net operating results (interest income or fee revenues, net of related interest expense or direct operating costs), by source, were as follows (in thousands, except percentages and per share amounts):

                                                   Year Ended December 31
-----------------------------------------------------------------------------
                                                1995         1994      1993
                                              --------    --------   --------
Mortgage loans                                $  1,399    $ 26,467   $ 49,368
Mortgage Pass-Throughs                           6,880      17,341     30,389
Agency Securities                               12,589      15,933     18,355
CMO investments                                 13,871       9,036    (34,446)
Mortgage servicing                              41,253      21,019     (1,056)
Gain on sales                                   11,144       9,161     61,216
CMO administration                               3,645       4,067      1,482
Other income                                     1,679         950      1,875
                                              --------    --------   --------
Contribution to income                          92,460     103,974    127,183
Salaries, general and administrative           (12,901)    (14,895)   (30,127)
Provision for possible losses                   (2,200)     (3,500)    (2,800)
                                              --------    --------   --------
      Net income                              $ 77,359    $ 85,579   $ 94,256
                                              ========    ========   ========
Net income per share:*
   Primary                                    $   1.64    $   2.04   $   2.45
   Fully diluted                                  1.61        2.01       2.38
Return on average total stockholders' equity     11.91%      13.27%     14.65%

---------------
* Adjusted for the 3-for-2 common stock split effective October 30, 1995.

1995 Compared to 1994

Operating results improved steadily throughout 1995 although for the year results were 10 percent below those achieved in 1994. Results were significantly affected by a series of moves by the Federal Reserve beginning in February 1994 raising short-term interest rates a total of 3 percentage points by February of 1995. These increases resulted in corresponding increases in the Company's borrowing costs that had the effect of substantially reducing net interest spreads on mortgage investments. Since February 1995 intermediate- and long-term interest rates have declined considerably. While this decline in intermediate- and long-term interest rates has had little effect on borrowing costs, the Federal Reserve did reduce short-term interest rates 1/4 of 1 percent in early July and again in December. The decline in intermediate- and long-term interest rates during 1995 made asset sales attractive as values on mortgage assets improved. Offsetting these increases in value to some extent were higher prepayment rates on mortgage loans, which were also due to declining interest rates. These higher prepayments resulted in increased amortization costs associated with the mortgage servicing portfolio and interest-only securities as well as increased amortization of premiums paid on Agency Securities.

The net interest spread earned from mortgage loans contributed significantly less to net operating results than in prior years due primarily average holdings of mortgage loans during 1995. Average holdings for the year ended December 31,

Capstead Mortgage Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

1995 were $48 million compared to $799 million held during 1994. This reflects the Company's efforts to reduce market risk associated with aggregating and securitizing jumbo mortgage loans culminating in the decision in November 1995 to exit the jumbo mortgage loan conduit business (see the discussion above under "Financial Condition").

Mortgage Pass-Throughs contributed less to net operating results compared to 1994 primarily due to substantially higher borrowing costs offset somewhat by higher yields resulting in a 50 percent reduction in net interest spreads over the prior year. Borrowing costs for this portfolio averaged 6.17 percent during 1995 compared to 4.68 percent in 1994 while average yields were higher at 6.92 percent during 1995 compared to 6.17 percent in 1994. The rise in yields is due primarily to the periodic resetting of coupon rates on underlying ARM loans (see "Effects of Interest Rate Changes"). The average portfolio outstanding was $1.3 billion in both 1995 and 1994.

Agency Securities contributed less to net operating results compared to 1994 despite a sizable increase in average portfolio outstanding because of substantially higher borrowing costs offset somewhat by higher yields resulting in a 70 percent reduction in net interest spreads over the prior year. Borrowing costs averaged 5.84 percent during 1995 compared to 4.12 percent in 1994 while yields averaged 6.26 percent during 1995 compared to 5.58 percent in 1994. The rise in yields is due primarily to the periodic resetting of coupon rates on underlying ARM loans and the acquisition of higher yielding ARM securities (see "Effects of Interest Rate Changes"). The average Agency Securities portfolio outstanding was $2.4 billion for the year ended December 31, 1995 compared to $1.3 billion in 1994. The increase in average portfolio outstanding was primarily the result of acquisitions of ARM securities in 1994 and 1995.

CMO investments contributed more to net operating results during 1995 compared to 1994 due primarily to investments made during 1995 in agency-issued, interest-only securities. Additionally, prepayments on mortgage securities collateral were still relatively high in the first quarter of 1994, the end of the last major refinancing boom. Principal collections on mortgage securities collateral totaled $501 million during 1995 compared to $1.2 billion in 1994. Lower levels of prepayments have the effect of lowering amortization of bond discounts and improving operating results (see "Effects of Interest Rate Changes").

Higher mortgage servicing results reflect growth in this operation. Revenues increased to $88.2 million during 1995 compared to $32.9 million during 1994. Operating costs also increased, but not to the same extent as revenues, which reflects efficiencies gained in the servicing process as the servicing portfolio continues to grow. Amortization of mortgage servicing rights totaled $26.6 million during 1995, significantly higher than the $6.0 million recorded in 1994 due to portfolio growth and higher levels of prepayments caused by lower interest rates.

During 1995 the Company sold $1.0 billion of mortgage assets consisting of Agency Securities, mortgage loans and mortgage collateral released from CMOs pursuant to clean-up calls, recognizing gains of $11.1 million.

Salaries, general and administrative expenses were lower in 1995 due primarily to higher absorption of costs by the mortgage servicing operation in light of this operation's growth relative to that of the rest of the Company. Included in general and administrative expenses in 1995 is a charge of $750,000 consisting primarily of personnel costs associated with exiting the jumbo mortgage loan conduit business.

Capstead Mortgage Corporation

The provision for possible losses declined in 1995 due to reductions in fraud exposure resulting from reduced mortgage purchase activity.

1994 Compared to 1993

Operating results in 1994 declined over 9 percent from those achieved in 1993 primarily because of rising interest rates. Higher mortgage loan interest rates, along with other factors, had the effect of substantially curtailing the jumbo mortgage loan conduit operation's purchase and commitment volumes and shifting the product mix from fixed-rate mortgage loans to relatively lower rate ARM and medium-term mortgage products. During this period steadily rising yields on ARM mortgage investments did not keep pace with increases in borrowing costs, therefore, net interest spreads on mortgage loans, Mortgage Pass-Throughs and Agency Securities declined markedly. On a more positive note, the CMO investment portfolio and the mortgage servicing operation performed well in this environment.

CMO investments contributed more to net operating results in 1994 than in 1993 primarily due to the impact of the rise in mortgage interest rates experienced in 1994 on actual and anticipated mortgage loan prepayments. By the end of the first quarter of 1994, prepayments began to slow considerably. As a result, estimates of expected future prepayments were revised, lowering amortization of bond discounts and improving operating results. During 1994 principal collections on mortgage securities collateral totaled $1.2 billion compared to $2.4 billion in 1993.

Mortgage servicing revenues increased significantly during 1994 as a result of the addition of mortgage servicing rights on $12.5 billion of mortgage loans for an average servicing portfolio of $7.8 billion compared to an average servicing portfolio of $864 million in 1993 (servicing operations commenced March 1993). Direct operating costs for the mortgage servicing operation also increased, but not to the same extent as revenues, reflecting efficiencies gained in the servicing process as the servicing portfolio grew.

In 1994 the Company acquired 800,000 shares of the common stock of North American Mortgage Corporation, a mortgage banking company, for $17.8 million. Consolidation trends in the mortgage banking industry during 1994 allowed the Company to realize gains aggregating $6.2 million from the sale of 750,000 of these shares. Due to rising interest rates in 1994, the Company did not sell mortgage assets other than sales of mortgage collateral released from CMOs pursuant to clean-up calls. During 1994, $77 million of released mortgage collateral were sold for gains of $2.9 million. During 1993, $3.9 billion of mortgage assets were sold for gains of $61.2 million.

After excluding $16.2 million of non-competition and management agreement expenses and termination costs incurred in 1993, salaries, general and administrative expenses increased in 1994 primarily due to costs associated with establishing the infrastructure necessary to take advantage of opportunities in the mortgage banking industry.

Liquidity and Capital Resources

The Company's primary sources of funds include monthly principal and interest payments on mortgage loans and mortgage securities, short-term borrowings, excess cash flows on CMO investments, proceeds from securitizations and

Capstead Mortgage Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

sales of mortgage assets, servicing fees and other revenue from mortgage servicing and equity offerings, when available. The Company currently believes that these funds are sufficient for the acquisition of mortgage assets, repayments on short-term borrowings, growth of the mortgage servicing portfolio and the payment of cash dividends as required for Capstead's continued qualification as a Real Estate Investment Trust ("REIT"). It is the Company's policy to remain strongly capitalized and conservatively leveraged.

The Company may, from time to time, sell mortgage assets which may increase income volatility because of the recognition of transactional gains or losses. Sales in 1995 were related to reducing holdings of mortgage loans and mortgage collateral released from CMOs pursuant to clean-up calls and sales of certain Agency Securities made attractive as values on our mortgage investments improved during the year because of declines in interest rates.

Short-term borrowings are primarily made under repurchase arrangements. The Company has uncommitted repurchase facilities with investment banking firms to finance mortgage assets, subject to certain conditions. Interest rates on borrowings under these facilities are based on overnight to 30-day LIBOR rates. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis.

At December 31, 1995 the mortgage servicing operation had available $256.5 million of a $300 million revolving line of credit agreement with an investment banking firm that matures in October 1997, of which $120 million is committed. The line is to be used primarily to finance acquisitions of mortgage servicing rights and will be collateralized by those rights, as well as certain existing servicing rights. The agreement requires, among other things, that the mortgage servicing operation maintain certain financial ratios and specified levels of unencumbered servicing rights, as defined. The mortgage servicing operation is in compliance with all requirements. Interest rates on borrowings under this facility are based on LIBOR with interest due monthly.

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

Changes in interest rates also impact earnings recognized from CMO investments, which consist primarily of fixed-rate CMO residuals and interest-only and principal-only securities. The amount of income that may be generated from the typical CMO residual is dependent upon the rate of principal prepayments on the underlying mortgage collateral. If mortgage interest rates fall significantly below interest rates on the collateral, principal prepayments will increase, reducing or even eliminating the overall return on the investment in the CMO residual. This is due primarily to an acceleration of the

Capstead Mortgage Corporation

amortization of bond discounts, a noncash item, as bond classes are repaid more rapidly than originally anticipated. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, resulting in a greater overall return on an investment in a fixed-rate CMO residual because of an increase in the period of time over which the Company receives the larger positive interest spread.

Similarly, in a falling interest rate environment, prepayments on mortgage loans underlying the Company's growing investment in interest-only securities generally will be high and the Company could incur losses on these securities. Conversely, in periods of rising interest rates, interest-only securities will tend to perform favorably because underlying mortgage loans will generally prepay at slower rates. Principal-only securities react differently to changes in interest rates. Lower interest rates result in the recovery of these investments more rapidly thus increasing yields. During periods of rising rates, it takes longer for the Company to recover its investments thus lowering yields. Principal-only securities owned by the Company represent a much smaller investment than interest-only investments.

Another effect of changes in interest rates is that as interest rates decrease, the rate of prepayment of mortgage loans underlying mortgage investments generally increases. To the extent the proceeds of prepayments on mortgage investments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments, earnings may be adversely affected. In addition, the rates of interest earned on ARM loans generally will decline during periods of falling interest rates.

The above discussion regarding how changes in interest rates impact mortgage investments also applies to the Company's investment in mortgage servicing rights. When interest rates rise, mortgage servicing rights become more valuable since the average lives of the related mortgage loans tend to be longer and earnings from large, temporarily held cash balances will be greater. Conversely, lower interest rates will spur prepayments thus reducing the period of time the Company can service the related loans. Sustained periods of high prepayments can result in losses on the Company's investment in mortgage servicing rights.

The Company's business plan is to build its mortgage securities and mortgage servicing portfolios with the goal of producing reasonably balanced results in a rising or falling interest rate environment. The Company supplements its business plan with interest rate hedges from time to time; however, hedging of interest rate risks is imprecise and costly. To fully protect income from every interest rate scenario would be cost prohibitive.

Recent Accounting Pronouncements

In May 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights," which sets forth new accounting principles for capitalizing originated mortgage servicing rights and recording impairment of existing mortgage servicing rights. The Company will adopt this pronouncement on a prospective basis effective January 1, 1996. This adoption is not expected to have a material impact on the results of operations or financial position of the Company.