Form 10-K, Exhibit 13
period 1996-12-31
CAPSTEAD MORTGAGE CORP
filed 1997-03-14
CIK 766701

                                                                      EXHIBIT 13



                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                                PORTIONS OF THE

                         ANNUAL REPORT TO STOCKHOLDERS

                     FOR THE YEAR ENDED DECEMBER 31, 1996

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited the accompanying consolidated balance sheet of Capstead Mortgage Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Dallas, Texas
January 22, 1997

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                              YEAR ENDED DECEMBER 31
                                                        --------------------------------------
                                                          1996           1995           1994
                                                        --------       --------       --------
INTEREST INCOME:
  Mortgage investments                                  $299,597       $240,735       $202,398
  CMO collateral and investments                         363,367        382,425        354,603
                                                        --------       --------       --------
   Total interest income                                 662,964        623,160        557,001
                                                        --------       --------       --------
INTEREST AND RELATED EXPENSES:
   Short-term borrowings:
   Mortgage investments                                  253,292        214,702        139,092
    CMO investments                                       14,233          1,948              -
  Collateralized mortgage obligations                    314,338        360,386        335,656
  Mortgage insurance and other                             7,743         11,385         13,476
                                                        --------       --------       --------
    Total interest and related expenses                  589,606        588,421        488,224
                                                        --------       --------       --------
     Net margin on mortgage assets                        73,358         34,739         68,777
                                                        --------       --------       --------
MORTGAGE SERVICING REVENUES:
   Servicing fees                                        101,815         68,510         28,973
   Other                                                  28,738         19,662          3,913
                                                        --------       --------       --------
    Total mortgage servicing revenues                    130,553         88,172         32,886
                                                        --------       --------       --------
MORTGAGE SERVICING EXPENSES:
   Direct servicing expenses                              13,626         10,781          5,481
   Indirect servicing expenses                             6,561          2,461            292
   Amortization of mortgage servicing                     44,795         26,576          5,998
   rights
   Interest                                               16,449          7,101             96
                                                        --------       --------       --------
    Total mortgage servicing expenses                     81,431         46,919         11,867
                                                        --------       --------       --------
     Net margin on mortgage servicing                     49,122         41,253         21,019
                                                        --------       --------       --------
OTHER REVENUES:
   Gain on sales and other                                16,316         12,823         10,111
   CMO administration                                      3,405          3,645          4,067
                                                        --------       --------       --------
    Total other revenues                                  19,721         16,468         14,178
                                                        --------       --------       --------
OTHER OPERATING EXPENSES                                  14,973         15,101         18,395
                                                        --------       --------       --------
NET INCOME                                              $127,228       $ 77,359       $ 85,579
                                                        ========       ========       ========

Net income                                              $127,228       $ 77,359       $ 85,579
Less cash dividends on preferred stock                   (36,356)       (39,334)       (38,876)
                                                        --------       --------       --------

Net income available to common  stockholders            $ 90,872       $ 38,025       $ 46,703
                                                        ========       ========       ========

NET INCOME PER SHARE:
   Primary                                                 $2.31          $1.09          $1.36
   Fully diluted                                            2.06           1.07           1.34

AVERAGE NUMBER OF SHARES OUTSTANDING:
   Primary                                                39,277         34,679         34,376
   Fully diluted                                          61,813         36,230         35,720


 See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                          DECEMBER 31
                                                -------------------------------
                                                    1996               1995
                                                -----------          ----------
ASSETS
  Mortgage investments                          $ 4,700,326          $4,522,954
  CMO collateral and investments                  4,641,737           4,830,020
                                                -----------          ----------
                                                  9,342,063           9,352,974

  Mortgage servicing rights                         637,979             423,360
  Prepaids, receivables and other                   156,293             108,570

  Cash and cash equivalents                          21,003              18,702
                                                -----------          ----------

                                                $10,157,338          $9,903,606
                                                ===========          ==========

LIABILITIES
  Short-term borrowings                         $ 5,462,856          $4,628,782
  Collateralized mortgage obligations             3,861,892           4,538,863
  Accounts payable and accrued expenses              33,924              23,339
  Mortgage servicing rights
    acquisitions payable                             71,797              47,898
                                                -----------          ----------
                                                  9,430,469           9,238,882
                                                -----------          ----------

STOCKHOLDERS' EQUITY
  Preferred stock - $0.10 par value;
   100,000 shares authorized:
    $1.60 Cumulative Preferred Stock,
      Series A, 470 and 550 shares
      issued and outstanding ($7,708
      aggregate liquidation preference)               6,567               7,685
    $1.26 Cumulative Convertible
      Preferred Stock, Series B, 23,932
      and 30,686 shares issued and
      outstanding ($272,346 aggregate
      liquidation preference)                       259,829             330,065
  Common stock - $0.01 par value; 100,000
    shares authorized; 44,743 and 35,282
    shares issued and outstanding                       447                 353
  Paid-in capital                                   461,045             321,222
  Undistributed income (accumulated deficit           4,582              (2,503)
  Unrealized gain (loss) on debt securities          (5,601)              7,902
                                                -----------          ----------
                                                    726,869             664,724
                                                -----------          ----------

                                                $10,157,338          $9,903,606
                                                ===========          ==========



See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      THREE YEARS ENDED DECEMBER 31, 1996
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                  UNDISTRIBUTED     UNREALIZED
                                        PREFERRED STOCK                              INCOME         GAIN (LOSS)
                                     ---------------------    COMMON   PAID-IN    (ACCUMULATED       ON DEBT
                                     SERIES A    SERIES B     STOCK    CAPITAL       DEFICIT)       SECURITIES      TOTAL
                                     --------    --------     ------  --------    --------------    ----------    --------


Balance at January 1, 1994            $10,295    $319,543      $341   $308,158      $   (147)      $        -     $638,190
Adjustment for change in
 accounting method                          -           -         -          -             -            7,512        7,512
Net income                                  -           -         -          -        85,579                -       85,579
Cash dividends:
 Common ($1.42\\2/3 per share)              -           -         -          -       (48,991)               -      (48,991)
 Preferred:
  Series A ($1.60 per share)                -           -         -          -        (1,042)               -       (1,042)
  Series B ($1.26 per share)                -           -         -          -       (37,834)               -      (37,834)
Conversion of preferred stock          (1,575)        (18)        2      1,591             -                -            -
Additions to capital                        -       5,254         1      1,033             -                -        6,288
Change in unrealized gain
 (loss) on debt securities                  -           -         -          -             -          (86,027)     (86,027)
                                      -------    --------     -----   --------      --------         ---------    --------
Balance at December 31, 1994            8,720     324,779       344    310,782        (2,435)         (78,515)     563,675
Net income                                  -           -         -          -        77,359                -       77,359
Cash dividends:
 Common ($1.09//1/3// per share)            -           -         -          -       (38,093)               -      (38,093)
 Preferred:
  Series A ($1.60 per share)                -           -         -          -          (939)               -         (939)
  Series B ($1.26 per share)                -           -         -          -       (38,395)               -      (38,395)
Conversion of preferred stock          (1,035)        (26)        1      1,060             -                -            -
Additions to capital                        -       5,312         8      9,380             -                -       14,700
Change in unrealized gain
 (loss) on debt securities                  -           -         -          -             -           86,417       86,417
                                      -------    --------      ----   --------      --------         ---------    --------
Balance at December 31, 1995            7,685     330,065       353    321,222        (2,503)           7,902      664,724
Net income                                  -           -         -          -       127,228                -      127,228
Cash dividends:
 Common ($2.11//1/2// per share)            -           -         -          -       (83,787)               -      (83,787)
 Preferred:
  Series A ($1.60 per share)                -           -         -          -          (804)               -         (804)
  Series B ($1.26 per share)                -           -         -          -       (35,552)               -      (35,552)
Conversion of preferred stock          (1,118)    (79,372)       54     80,412             -                -          (24)
Additions to capital                        -       9,162        40     65,413             -                -       74,615
Other                                       -         (26)        -     (6,002)            -                -       (6,028)
Change in unrealized gain
 (loss) on debt securities                  -           -         -          -             -          (13,503)     (13,503)
                                      -------    --------      ----   --------      --------         ---------    --------
Balance at December 31, 1996          $ 6,567    $259,829      $447   $461,045      $  4,582         $ (5,601)    $726,869
                                      =======    ========      ====   ========      ========         =========    ========




See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (IN THOUSANDS)



                                                           YEAR ENDED DECEMBER 31
                                               ---------------------------------------------
                                                   1996            1995             1994
                                               ------------    ------------     ------------

OPERATING ACTIVITIES:
 Net income                                    $   127,228     $    77,359      $    85,579
 Noncash items:
  Amortization of discount and premium              61,520          25,829            6,265
  Amortization of mortgage servicing                44,795          26,576            5,998
   rights
  Depreciation and other amortization                3,670           3,260            1,932
 Net change in prepaids, receivables,
  other assets, accounts payable and
  accrued expenses                                   8,364         (17,130)         (42,830)
 Net gain from investing activities                (15,991)        (11,144)          (9,161)
                                               -----------     -----------      -----------
   Net cash provided by operating                  229,586         104,750           47,783
    activities                                 -----------     -----------      -----------

INVESTING ACTIVITIES:
 Purchases of mortgage investments              (1,813,735)     (2,914,774)      (3,566,430)
 Purchases of CMO investments                     (521,539)       (131,531)               -
 Purchases of mortgage servicing rights           (251,505)       (184,082)        (263,821)
 Purchases of derivative financial                 (49,301)        (27,381)               -
  instruments
 Purchases of equity securities                          -               -          (17,808)
 Principal collections on mortgage                 967,107         549,458          349,806
  investments
 Proceeds from sales and redemptions of
  mortgage assets                                  730,807       1,281,057          105,288
 Proceeds from sales of derivative
  financial instruments                              6,782          32,480                -
 CMO collateral:
  Principal collections                            560,963         501,110        1,157,248
  Decrease in accrued interest receivable            5,119           4,092            9,065
  Decrease in short-term investments                13,650           4,603          166,150
                                               -----------     -----------      -----------
   Net cash used by investing activities          (351,652)       (884,968)      (2,060,502)
                                               -----------     -----------      -----------

FINANCING ACTIVITIES:
 Increase in short-term borrowings                 834,074       1,438,200          746,775
 Increase (decrease) in mortgage
  servicing acquisitions payable                    23,899         (27,990)          75,888
 Collateralized mortgage obligations:
  Issuance of securities                            41,323               -        2,565,540
  Principal payments on securities                (723,881)       (572,191)      (1,352,288)
  Increase (decrease) in accrued                     1,383           1,887           (7,636)
   interest payable
 Capital stock transactions                         67,712          14,700            6,288
 Dividends paid                                   (120,143)        (77,427)         (87,867)
                                               -----------     -----------      -----------
   Net cash provided by financing                  124,367         777,179        1,946,700
    activities                                 -----------     -----------      -----------

Net increase (decrease) in cash and cash
 equivalents                                         2,301         (3,039)          (66,019)
Cash and cash equivalents at beginning              18,702         21,741            87,760
 of year                                       -----------    -----------       -----------

Cash and cash equivalents at end of year       $    21,003    $    18,702       $    21,741
                                               ===========    ===========       ===========


See accompanying notes to consolidated financial statements.

                CAPSTEAD MORTGAGE CORPORATION AND SUB SIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1996



NOTE 1 - BUSINESS

Capstead Mortgage Corporation, a national mortgage banking firm, earns income from investing in mortgage-backed securities, servicing mortgage loans and other investment strategies. The Company's business plan is to build a mortgage banking operation with investments in mortgage securities and mortgage servicing with the goal of producing reasonably balanced operating results in a variety of interest rate environments.

NOTE 2 - ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
---------------------------

The consolidated financial statements include the accounts of Capstead Mortgage Corporation ("Capstead"), its mortgage servicing subsidiary ("Capstead Inc."), its special-purpose finance subsidiaries and certain other entities (collectively, the "Company"). Intercompany balances and transactions have been eliminated. Substantially all of the assets of the special-purpose finance subsidiaries are pledged to secure collateralized mortgage obligations ("CMOs") and are not available for the satisfaction of general claims of Capstead. Capstead has no responsibility for CMOs beyond the assets pledged as collateral.

USE OF ESTIMATES
----------------

The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles. The amortization of premiums and discounts on mortgage assets and CMOs, as well as the amortization of mortgage servicing rights is based on expectations of future movements in interest rates and how resulting rates will impact prepayments on underlying mortgage loans. It is possible that prepayments could rise to levels that would adversely affect profitability if such levels are sustained for more than a brief period of time. The Company attempts to mitigate this risk by achieving a balance of investments that perform well in a rising interest rate environment, such as mortgage servicing rights and CMO investments, and in a falling interest rate environment, such as mortgage investments, as supplemented from time to time by hedging activities.

MORTGAGE ASSETS
---------------

Mortgage assets held in the form of mortgage-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

Interest income, net of servicing fees, is recorded as income when earned. Any discount or premium is recognized as an adjustment to interest income by the interest method over the life of the related mortgage asset. Realized gains and losses are included in other revenues. The cost of assets sold is based on the specific identification method.

CASH AND CASH EQUIVALENTS
-------------------------

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of 3 months or less.

MORTGAGE SERVICING RIGHTS
-------------------------

The cost of acquiring mortgage servicing rights is capitalized and then amortized in proportion to and over the period of estimated net servicing income. Estimated net servicing income is evaluated periodically and adjustments are made to the rate of amortization.

On January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122").
SFAS 122 requires that mortgage servicing rights be evaluated for impairment on a disaggregated basis by predominant risk characteristics. A valuation allowance is established through a charge to income to the extent that the recorded amount for servicing rights within an individual stratum exceeds fair value. Any such valuation allowance may be adjusted in the future, again through a charge or benefit to income, as the fair value of the servicing rights changes. Fair values are established through use of a discounted cash flow valuation model that incorporates assumptions the Company believes market participants would use in estimating the fair value of future net servicing income including assumptions regarding prepayment speeds, discount rates and servicing costs. For impairment evaluation purposes, the Company stratifies its servicing portfolio on the basis of term, interest rate and loan type (fixed-rate versus adjustable-rate).

Because the fair value of the mortgage servicing rights for each stratum of the servicing portfolio exceeded recorded amounts throughout 1996, no impairment charges or direct writedowns of mortgage servicing rights have been recorded. Consequently, the adoption of SFAS 122 has had an immaterial impact on the accounting results for the year ended December 31, 1996 and would not have had a material impact on previous periods.

DERIVATIVE FINANCIAL INSTRUMENTS
--------------------------------

The Company has acquired derivative financial instruments, specifically interest rate floors, for trading purposes and as hedges against increased prepayments on investments in mortgage servicing rights and CMO investments. Interest rate floors increase in value when interest rates decline. Interest rate floors held for trading purposes partially protect current income against the impact of increased prepayments because they are marked to market to income each period. Interest rate floors designated as hedges partially protect the value of the assets hedged from the impact of increased prepayments by increasing in value when interest rates decline.

Realized and unrealized gains (losses) from hedge transactions reduce (increase) the carrying amount of the assets hedged. Ongoing correlation and effectiveness of the hedges is measured by comparing the change in value of the hedges with the change in value of the assets hedged. Should a hedge prove ineffective, results in excess of a corresponding change in value of the assets hedged would be taken to income or expense and hedge accounting would cease. The Company has acquired other derivative financial instruments, specifically interest rate caps, as a hedge against rising interest rates on a portion of its short-term borrowings. Because interest rate floors and caps are one-sided options, the Company's exposure to losses on these instruments is limited to the current basis in the instruments.

The Company may receive cash payments from the counterparties to these instruments should certain specified interest rates fall below (interest rate floors) or rise above (interest rate caps) a specified level. Any such payments will be accrued and taken to income as other revenue or, for hedges, as a component of interest income on CMO investments, amortization expense of mortgage servicing rights or interest expense on short-term borrowings, as applicable. The cost of acquiring interest rate floors and interest rate caps designated as hedges is taken as a charge to income as a component of the applicable hedged item over the contractual lives of the instruments. The fair value of the interest rate floors and the unamortized cost of the interest rate caps are included in prepaids, receivables and other on the balance sheet. The Company has credit risk associated with the counterparties to derivative financial instruments. The Company manages credit risk by dealing only with large, financially sound investment banking firms.

BORROWINGS
----------

CMOs and short-term borrowings are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to interest expense by the interest method over the expected term of the related borrowings.

MORTGAGE SERVICING REVENUES
---------------------------

Mortgage servicing revenues represent fees received for servicing mortgage loans. Servicing fees are calculated based on a contractual percentage of the outstanding monthly principal balance of mortgage loans serviced and are recognized as income when collected.

INCOME TAXES
------------

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

STOCK-BASED COMPENSATION
------------------------

Compensation cost for stock-based awards is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NET INCOME PER SHARE
--------------------

Primary net income per share is computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common stock equivalents outstanding after retroactively giving effect to stock splits. Fully diluted net income per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding, after retroactively giving effect to stock splits, and assuming conversion of the $1.60 Cumulative Preferred Stock, Series A ("Series A Preferred Stock") and the $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B Preferred Stock"). The Series B Preferred Stock was not considered convertible for purposes of calculating fully diluted net income per share prior to 1996 as it was antidilutive.

RECLASSIFICATION AND STOCK SPLITS
---------------------------------

Certain amounts for prior years have been reclassified to conform to the 1996 presentation. On October 30, 1995 and July 31, 1996, the Company completed 3-for-2 common stock splits. The affected capital accounts as well as all references to the number of common shares and share amounts in the accompanying consolidated financial statements and related notes have been restated to reflect the stock splits.

RECENT ACCOUNTING PRONOUNCEMENT
-------------------------------

In June 1996 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for all types of securitization transactions involving the transfer of financial assets including repurchase agreements and collateralized borrowing arrangements. Most securitizations of financial assets other than repurchase agreements that occur after the adoption of SFAS 125 will be recorded as sales. The Company will adopt this pronouncement effective January 1, 1997. The adoption of SFAS 125 is not expected to have a material impact on the results of operations or financial position of the Company.

NOTE 3 - MORTGAGE SERVICING

The following table provides information regarding the primary mortgage servicing portfolio (which excludes subservicing) and the related investment in mortgage servicing rights (dollars in thousands):


                                              UNPAID                 MORTGAGE
                                             PRINCIPAL     NUMBER    SERVICING
                                              BALANCE     OF LOANS    RIGHTS
                                            -----------   --------   ---------
Loans serviced at January 1, 1995           $14,392,182    115,609    $189,416
 Additions                                   13,090,200    143,153     223,836
 Results of hedging activity                          -          -     (17,745)
 Run-off/amortization*                       (1,924,753)   (11,877)    (25,907)
                                            -----------    -------    --------
Loans serviced at December 31, 1995          25,557,629    246,885     369,600
 Additions                                   13,663,775    146,527     227,143
 Results of hedging activity                          -          -       5,774
 Run-off/amortization*                       (3,658,807)   (27,039)    (42,660)
                                            -----------    -------    --------
Loans serviced at December 31, 1996          35,562,597    366,373     559,857
 Purchases pending transfer                   4,170,630     42,970      78,122
                                            -----------    -------    --------
Total portfolio at December 31, 1996        $39,733,227    409,343    $637,979
                                            ===========    =======    ========

* EXCLUDES HEDGE INSTRUMENT AMORTIZATION.

In addition, as of December 31, 1996 the Company subserviced $2.2 billion of single-family mortgage loans under a subservicing arrangement entered into during 1996 with a large national mortgage originator.

The Company services mortgage loans in all 50 states and the District of Columbia. As of December 31, 1996, 15. 3 percent of loans serviced and loans pending transfer were located in California (based on the unpaid principal balances).

In connection with mortgage servicing a ctivities, the Company maintains segregated escrow deposits that are held in bank trust accounts. At December 31, 1996 and 1995, escrow and fiduciary funds for loans serviced approximated $484 million and $316 million, respectively, and are excluded from the accompanying balance sheet.

NOTE 4 - MORTGAGE INVESTMENTS
Mortgage investments and the related average effective interest rates (calculated excluding unrealized gains and losses) were as follows (dollars in thousands):

                                                               YEAR ENDED
                                      AS OF DECEMBER 31        DECEMBER 31
                                    ----------------------     -----------
                                       1996        1995        1996   1995
                                    ----------  ----------     ----   ----

Agency securities:
 Fixed-rate                         $  467,887  $  489,689     6.37%  6.32%
 Adjustable-rate                     3,878,827   2,984,451     6.22   6.13
 Callable notes                              -      49,092     7.05   6.98
AAA-rated private mortgage pass-
 through securities:
 Fixed-rate                              1,160       1,771     9.27   8.76
 Medium-term                           278,187     424,329     7.07   6.96
 Adjustable-rate                        71,237     563,203     7.59   6.90
Mortgage loans                           3,028      10,419     7.59   7.09
                                    ----------  ----------
                                    $4,700,326  $4,522,954
                                    ==========  ==========

The Company classifies its mortgage investments by interest rate characteristics of the underlying mortgage loans. Fixed-rate mortgage investments have (i) fixed rates of interest for their entire terms or (ii) an initial fixed-rate period of 10 years after origination and then adjust annually based on a specified margin over 1-year U.S. Treasury Securities ("1-year Treasuries"). Medium-term mortgage investments have (i) an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over 1-year Treasuries or (ii) initial interest rates that adjust one time, approximately 5 years following origination of the mortgage loan, based on a specified margin over Federal National Mortgage Association ("FNMA") yields for 30-year, fixed-rate commitments at the time of adjustment. Adjustable-rate mortgage investments either adjust (i) semiannually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR") or (ii) annually based on a specified margin over 1-year Treasuries. Fixed- and adjustable-rate mortgage agency securities consist of mortgage-backed securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation, FNMA or the Government National Mortgage Association (collectively "Agency Securities"). The maturity of mortgage-backed securities is directly affected by the rate of principal prepayments on the underlying mortgage loans.

At December 31, 1996 the Agency Securities and AAA-rated private mortgage pass-through securities ("Mortgage Pass-Throughs") were pledged to secure short-term borrowings.

NOTE 5 - CMO COLLATERAL AND INVESTMENTS

CMO collateral includes mortgage securities and related investments pledged to secure CMO borrowings ("Pledged CMO Collateral"). CMO investments include (i) mortgage collateral released from the related indentures pursuant to clean-up calls ("Released CMO Collateral"), (ii) investments in FNMA Trust interest-only mortgage securities, and (iii) investments in other CMO securities such as other agency and private-issue interest-only and principal-only mortgage securities. The components of CMO collateral and investments are summarized as follows (in thousands):

                                                               DECEMBER 31
                                                      ------------------------------
                                                         1996               1995
                                                      -----------        -----------
Pledged mortgage securities                           $3,908,623         $4,627,409
Short-term investments                                    11,055             24,705
Accrued interest receivable                               24,012             29,130
                                                      ----------         ----------
 Total Pledged CMO Collateral                          3,943,690          4,681,244
Unamortized discount                                      (7,166)            (7,147)
                                                      ----------         ----------
  Net Pledged CMO Collateral                           3,936,524          4,674,097
Released CMO Collateral                                  140,091             33,095
FNMA Trust interest-only mortgage securities             546,539            107,554
Other CMO investments                                     18,583             15,274
                                                      ----------         ----------
                                                      $4,641,737         $4,830,020
                                                      ==========         ==========

Pledged mortgage securities consist primarily of fixed-rate, medium-term and adjustable-rate mortgage-backed securities. All principal and interest on these pledged mortgage securities is remitted directly to a collection account maintained by a trustee. The trustee is responsible for reinvesting those funds in short-term investments. All collections on the pledged mortgage securities and the reinvestment income earned thereon are available for the payment of principal and interest on CMOs issued by the Company. The weighted average effective interest rate for total Pledged CMO Collateral was 7.40percent and
7.55 percent during 1996 and 1995, respectively.

FNMA Trust interest-only mortgage securities are entitled to receive 100 percent of coupon interest stripped from pools of FNMA mortgage-backed securities. At December 31, 1996 the Company's investment in FNMA Trust interest-only mortgage securities yielded 11.38 percent with related notional amounts aggregating $1.7 billion. These and certain other CMO investments were pledged to secure short-term borrowings as of December 31, 1996.

NOTE 6 - SHORT-TERM BORROWINGS

Short-term borrowings are primarily made under repurchase arrangements with investment banking firms pursuant to which the Company pledges mortgage assets as collateral. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis. Repurchase arrangements, all of which had maturities of less than 31 days, and the related average effective interest rates are classified by type of collateral as follows (dollars in thousands):

                            DECEMBER 31, 1996       DECEMBER 31, 1995
                          ----------------------  ----------------------
                                       WEIGHTED                WEIGHTED
                          BORROWINGS    AVERAGE   BORROWINGS    AVERAGE
                          OUTSTANDING    RATE     OUTSTANDING    RATE
                          -----------  ---------  -----------  ---------

Agency Securities          $4,275,701    5.67%     $3,454,802    5.75%
Mortgage Pass-Throughs        340,363    5.78         962,455    5.99
Mortgage loans                  2,252    6.01               -       -
CMO investments               664,540    5.87         168,025    6.10
                           ----------              ----------
                           $5,282,856              $4,585,282
                           ==========              ==========

In 1996 Capstead Inc. increased its revolving line of credit agreement with an investment banking firm from $300 million to $450 million and extended the maturity one year to September 30, 1998. A fee was paid on the $200 million committed portion of this facility. The line is used primarily to finance acquisitions of mortgage servicing rights. Interest rates on borrowings under this facility are based on LIBOR with interest due monthly. Borrowings under this facility totaled $180,000,000 at 8.60 percent and $43,500,000 at 8.19 percent at December 31, 1996 and 1995, respectively.

The weighted average effective interest rate on short-term borrowings secured by mortgage assets was 5.53 percent and 6.04 percent during 1996 and 1995, respectively. Interest paid on short-term borrowings totaled $279,160,000, $217,028,000 and $136,442,000 during 1996, 1995 and 1994, respectively.

NOTE 7 - COLLATERALIZED MORTGAGE OBLIGATIONS

Each series of CMOs issued consists of various classes of bonds, most of which have fixed rates of interest. Interest is payable monthly or quarterly at specified rates for all classes. Typically, principal payments on each series are made to each class in the order of their stated maturities so that no payment of principal will be made on any class of bonds until all classes having an earlier stated maturity have been paid in full. The components of CMOs along with selected other information are summarized as follows (dollars in thousands):

                                                   DECEMBER 31
                                       ------------------------------------
                                            1996                  1995
                                       --------------        --------------

CMOs                                      $3,905,048            $4,606,668
Accrued interest payable                      54,548                53,164
                                          ----------            ----------
 Total obligation                          3,959,596             4,659,832
Less unamortized discount                    (97,704)             (120,969)
                                          ----------            ----------
                                          $3,861,892            $4,538,863
                                          ==========            ==========

Range of average interest rates         5.70% to 9.88%        5.80% to 9.70%
Range of stated maturities               2007 to 2025          2007 to 2025
Number of series                              34                    41

The maturity of each CMO series is directly affected by the rate of principal prepayments on the related CMO collateral. Each series is also subject to redemption at the Company's option provided that certain requirements specified in the related indenture have been met (referred to as "clean-up calls"). As a result, the actual maturity of any series is likely to occur earlier than its stated maturity. The average effective interest rate for all CMOs was 7.53 percent and 7.57 percent during 1996 and 1995, respectively. Interest paid on CMOs totaled $304,670,000, $351,477,000 and $324,229,000 during 1996, 1995 and
1994, respectively.

NOTE 8 - DISCLOSURES REGARDING FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of mortgage assets have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amounts of cash and cash equivalents, receivables, payables and short-term borrowings approximate fair value. The fair value of derivative financial instruments is based on quoted market prices. The fair value of mortgage assets was estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements or (ii) offer prices for similar mortgage assets. The fair value of CMOs is dependent upon the characteristics of the CMO collateral pledged to secure the issuance. Therefore, fair value was based on the same method used for determining fair value for the underlying CMO collateral adjusted for credit enhancements. The following table summarizes fair value disclosures for financial instruments (in thousands):


                                         DECEMBER 31, 1996           DECEMBER 31, 1995
                                      ------------------------   -------------------------
                                       CARRYING        FAIR        CARRYING        FAIR
                                        AMOUNT        VALUE         AMOUNT         VALUE
                                      ----------    ----------   ----------     ----------
ASSETS:
 Cash and cash equivalents            $   21,003    $   21,003   $   18,702      $   18,702
 Receivables                              74,719        74,719       79,710          79,858
 Mortgage investments                  4,700,326     4,700,326    4,522,954       4,522,954
 CMO collateral and
  investments                          4,641,737     4,602,808    4,830,020       4,791,722
 Derivative financial
  instruments:
  Interest rate floors                    49,423        49,423       22,911          22,911
  Interest rate caps                       6,626         2,887        4,422             463

LIABILITIES:
 Payables                                105,721       105,721       71,237          71,237
 Short-term borrowings                 5,462,856     5,462,856    4,628,782       4,628,782
 CMOs                                  3,861,892     3,872,482    4,538,863       4,553,184


As a result of adopting the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the January 1, 1994 opening balance of stockholders' equity was increased by $7,512,000 to reflect net unrealized gains on securities classified as available-for-sale that were previously carried at amortized cost. In response to transition rules for adopting SFAS 115 released in November 1995, $393,478,000 of medium-term Mortgage Pass-Throughs, $546,759,000 of Agency Securities, and $195,474,000 of CMO collateral and investments were transferred from held-to-maturity to available-for-sale. These securities had a net unrealized gain of $7,701,000 on the December 31, 1995 transfer date.

The following table summarizes fair value disclosures for available-for-sale debt securities (in thousands):

                                                        GROSS         GROSS
                                                      UNREALIZED    UNREALIZED         FAIR
                                           COST         GAINS         LOSSES          VALUE
                                        ----------    ----------    ----------      ----------
December 31, 1996
------------------
Mortgage investments:
 Agency Securities:
  Fixed-rate                            $  490,893       $     -       $23,006      $  467,887
  Adjustable-rate                        3,858,339        20,977           489       3,878,827
 Mortgage Pass-Throughs:
  Fixed-rate                                 1,116            44             -           1,160
  Medium-term                              278,473           283           569         278,187
  Adjustable-rate                           69,531         1,706             -          71,237
CMO collateral and investments             712,327         3,104         7,651         707,780
                                        ----------       -------       -------      ----------
                                        $5,410,679       $26,114       $31,715      $5,405,078
                                        ==========       =======       =======      ==========

December 31, 1995
-----------------
Mortgage investments:
 Agency Securities:
  Fixed-rate                            $  497,785       $     -       $ 8,096      $  489,689
  Adjustable-rate                        2,977,794         6,657             -       2,984,451
  Callable notes                            48,974           118             -          49,092
 Mortgage Pass-Throughs:
  Fixed-rate                                 1,723            48             -           1,771
  Medium-term                              420,910         3,455            36         424,329
  Adjustable-rate                          555,944         7,259             -         563,203
CMO collateral and investments             356,159         9,063        10,566         354,656
                                        ----------       -------       -------      ----------
                                        $4,859,289       $26,600       $18,698      $4,867,191
                                        ==========       =======       =======      ==========

CMO collateral and investments classified as held-to-maturity consist of Pledged CMO Collateral and Released CMO Collateral. Pledged CMO Collateral has been permanently financed through the issuance of CMOs. Gross unrealized gains and losses are based on projected net cash flows of the Pledged CMO Collateral after payment on the related CMOs determined using market discount rates and prepayment assumptions. The maturity of Pledged CMO Collateral is directly affected by the rate of principal prepayments by mortgagors and clean-up calls of remaining CMOs outstanding. The following table summarizes fair value disclosures for CMO collateral and investments held-to-maturity (in thousands):

                                                        GROSS         GROSS
                                                      UNREALIZED    UNREALIZED         FAIR
                                           COST         GAINS         LOSSES          VALUE
                                        ----------    ----------    ----------      ----------

As of December 31, 1996                 $3,933,957       $5,464        $54,983      $3,884,438

As of December 31, 1995                  4,475,364        5,042         60,920       4,419,486

Sales of Released CMO Collateral occasionally occur provided the collateral has paid down to within 15 percent of its original issuance amounts. The following table summarizes disclosures related to the disposition of debt securities held available-for-sale and held-to-maturity (in thousands):


                                              1996        1995       1994
                                            --------    --------    -------
Sale of securities held
 available-for-sale:
 Cost basis                                 $624,151    $784,600    $16,695
 Gains                                        13,936       9,511      6,223
Redemption of callable agency notes and
 sale
 of Released CMO Collateral
  held-to-maturity:
 Cost basis                                   64,753     320,843     77,087
 Gains                                         1,098         966      2,938

NOTE 9 - INCOME TAXES

Capstead and its qualified REIT subsidiaries file a separate federal income tax return that does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. Income taxes paid by the non-REIT subsidiaries during 1995 totaled $481,000. No income taxes were paid in 1996 and 1994. Effective tax rates will differ substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                 YEAR ENDED DECEMBER 31
                                            --------------------------------
                                              1996        1995       1994
                                            --------    --------    --------
Income taxes computed at the federal
 statutory rate                             $ 44,530    $ 27,241    $ 29,097
Income not subject to tax due to
 REIT status                                 (35,384)    (21,712)    (27,289)
                                            --------    --------    --------
Net income of non-REIT subsidiaries
 at the statutory rate                         9,146       5,529      1,808
Alternative minimum tax                            -         456         -
Benefit of previously unrecognized
 deferred income tax asset                    (8,308)     (5,859)    (1,261)
Other                                           (838)        346       (547)
                                            --------    --------    --------
                                            $      -    $    472   $      -
                                            ========    ========    ========

Significant components of deferred income tax assets and liabilities are as follows (in thousands):

                                           DECEMBER 31
                                       --------------------
                                        1996         1995
                                       -------      -------
Deferred tax assets:
 Net operating loss carryforwards      $25,947      $19,065
 Hedging transactions                    4,432        5,967
 Other                                   2,834        1,158
                                       -------      -------
                                        33,213       26,190
                                       -------      -------
Deferred tax liabilities:
 Mortgage servicing rights              18,684        2,765
 Mark-to-market                            551        1,139
                                       -------      -------
                                        19,235        3,904
                                       -------      -------
Net deferred tax assets                $13,978      $22,286
                                       =======      =======

Valuation allowance                    $13,978      $22,286
                                       =======      =======

At December 31, 1996 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of approximately $77 million, which expire beginning in the year 2007.

NOTE 10 - STOCKHOLDERS' EQUITY

The Series A Preferred Stock is entitled to a cumulative fixed dividend at an annual rate of $1.60, is eligible for conversion into 2.0421 shares of common stock and is nonvoting. The Series A Preferred Stock is currently redeemable at the Company's option. During 1996, 79,980 shares of the Series A Preferred Stock were converted into 162,264 shares of common stock.

The Series B Preferred Stock is entitled to a cumulative fixed dividend at an annual rate of $1.26, is eligible for conversion into 0.7246 of 1 share of common stock and is nonvoting. The Series B Preferred Stock is redeemable at the Company's option at a redemption price of $12.50 after December 2, 1997. During 1996, 7,373,698 shares of the Series B Preferred Stock were converted into 5,341,583 shares of common stock. If these conversions had occurred at the beginning of the year, primary net income per share would have been $2.23 for the year ended December 31, 1996.

During 1996, 1995 and 1994, the Company issued 413,030; 156,227 and 46,679 shares of common stock through its dividend reinvestment plan for net proceeds of $8,326,000, $2,044,000, and $534,000, respectively. During 1996, 1995 and
1994, the Company also issued 310,434; 411,142 and 481,384 shares of Series B Preferred Stock through its dividend reinvestment plan for Series B stockholders on which net proceeds were received of $4,259,000, $5,312,000 and $5,254,000, respectively.

The Company modified its dividend reinvestment plan for common stock during 1995 to allow investors to purchase additional shares directly from the Company. During 1996 and 1995 the Company issued 647,289 and 458,654 shares for net proceeds of $12,091,000 and $6,223,000, respectively, pursuant to this modification. Also during 1995 the Company began a program whereby the Company may issue new shares of common stock on a daily basis, subject to certain limitations. During 1996 and 1995 the Company issued 1,954,550 and 64,200 shares for net proceeds of $37,792,000 and $974,000, respectively, pursuant to this program. During 1996 the Company began a similar program for the Series B Preferred Stock whereby the Company may issue new shares of the Series B Preferred Stock on a daily basis. During 1996 the Company issued 309,200 shares of Series B Preferred Stock for net proceeds of $4,903,000 pursuant to this program.

During 1996 a 6-year option issued July 31, 1992 to acquire 1,687,500 shares of common stock at $14.50 per share was reacquired from a non-affiliated holder at a cost of $6,506,000. Option exercises by employees during 1996 resulted in net proceeds of $7,246,000.

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

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company sponsors stock plans for directors and employees to provide for the issuance of stock options and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 5,513,000 shares of common stock. Most of the outstanding stock options provide for the annual granting of dividend equivalent rights ("DERs") that permit the option holder to obtain additional shares of common stock based upon formulas set forth in the Plans and all options granted have terms and vesting requirements at the grant date of up to ten years. The following table provides information regarding stock option activity for the periods indicated:

                                    NUMBER OF   WEIGHTED AVERAGE
                                      SHARES     EXERCISE PRICE
                                    ----------  ----------------
Balance at December 31, 1993
 (343,380 exercisable)                343,380         $13.75
 Granted                            1,316,250         $12.94
 Exercised                            (62,156)        $ 7.16
 Canceled                             (39,832)        $16.23
 DERs earned                           11,636         $    -
                                    ---------

Balance at December 31, 1994
 (646,243 exercisable)              1,569,278         $13.16
 Granted                              487,125         $11.20
 Exercised                            (17,944)        $ 6.69
 Canceled                             (34,508)         12.80
 DERs earned                           55,472         $    -
                                    ---------

Balance at December 31, 1995
 (1,293,221 exercisable)            2,059,423         $12.41
 Granted                              821,250         $15.42
 Exercised                           (563,230)        $12.23
 Canceled                             (17,559)        $12.01
 DERs earned                           70,686         $    -
                                    ---------

Balance at December 31, 1996
 (1,716,334 exercisable)            2,370,570         $13.12
                                    =========

Weighted average price and life information for significant vested option grants as well as all other vested option grants outstanding at December 31, 1996 were as follows:

                                                       WEIGHTED
                                                       AVERAGE
                      OPTIONS         OPTIONS          EXERCISE      REMAINING
                    OUTSTANDING     EXERCISABLE         PRICE       LIFE (YEARS)
                    -----------     -----------        --------     ------------
January 1996            768,000         192,000          $15.42          9
April 1994            1,059,412       1,059,412          $12.83          7
 Related DERs            70,455          70,455          $    -          7
All other               472,703         394,467          $12.40          7
                      ---------       ---------
                      2,370,570       1,716,334          $12.50          8
                      =========       =========

In 1996 the Company issued restricted stock grants for 262,500 shares of common stock to key officers at a grant date fair value of $15.42 per share and 144,000 shares to all employees at a grant date fair value of $21.50 per share, subject to restrictions as to continuous employment. Restrictions generally expire over a period of from four to ten years from the date of grant. Compensation expense is recognized over the restricted period. At December 31, 1996 a total of 382,000 shares were outstanding under these grants.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for stock awards. Accordingly, no compensation expense has been recognized for stock awards other than for DERs and restricted stock grants. Related compensation costs totaled $6,032,000, $798,000 and $877,000 in 1996, 1995 and 1994,
respectively. The effect of determining compensation cost for stock options granted in 1996 and 1995, including the accrual for DERs granted in January 1997, based upon the fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," would not have been material to net income for 1996 or 1995. This effect may not be representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50 percent of a participant's voluntary contribution up to a maximum of 6 percent of a participant's compensation. The Company also may make additional contributions of up to another 3 percent of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $677,000, $759,000, and $370,000 in 1996, 1995 and 1994, respectively.

NOTE 12 - NET INTEREST INCOME ANALYSIS (UNAUDITED)
The following table summarizes interest income and interest expense on mortgage assets and average effective interest rates for the periods indicated (dollars in thousands):


                                            1996                  1995                  1994
                                     ------------------    ------------------    ------------------
                                               AVERAGE               AVERAGE               AVERAGE
                                      AMOUNT     RATE       AMOUNT     RATE       AMOUNT     RATE
                                     --------  --------    --------  --------    --------  --------
Interest income:
 Mortgage investments                $299,597     6.39%    $240,735     6.50%    $202,398     6.07%
 CMO collateral and investments       363,367     7.74      382,425     7.59      354,603     7.63
                                     --------              --------              --------
   Total interest income              662,964               623,160               557,001
                                     --------              --------              --------

Interest expense:
 Short-term borrowings                267,525     5.53      216,650     6.04      139,092     4.64
 CMOs                                 314,338     7.53      360,386     7.57      335,656     7.49
                                     --------              --------              --------
   Total interest expense             581,863               577,036               474,748
                                     --------              --------              --------
Net interest                         $ 81,101              $ 46,124              $ 82,253
                                     ========              ========              ========


The following table summarizes the changes in interest income and interest expense due to changes in interest rates versus changes in volume for the periods indicated (in thousands):

                                             1996/1995*                                1995/1994*
                                -----------------------------------       -----------------------------------
                                  RATE         VOLUME        TOTAL          RATE         VOLUME       TOTAL
                                --------      --------     --------       --------      ---------    --------
Interest income:
 Mortgage investments           $ (4,141)     $ 63,003     $ 58,862       $ 14,813      $  23,524    $ 38,337
 CMO collateral and investments    7,291       (26,349)     (19,058)        (1,587)        29,409      27,822
                                --------      --------     --------       --------      ---------    --------
   Total interest income           3,150        36,654       39,804         13,226         52,933      66,159
                                --------      --------     --------       --------      ---------    --------
Interest expense:
 Short-term borrowings           (19,609)       70,484       50,875         47,140         30,418      77,558
 CMOs                             (2,035)      (44,013)     (46,048)         3,708         21,022      24,730
                                --------      --------     --------       --------      ---------    --------
   Total interest expense        (21,644)       26,471        4,827         50,848         51,440     102,288
                                --------      --------     --------       --------      ---------    --------
Net interest                    $ 24,794      $ 10,183     $ 34,977       $(37,622)      $  1,493    $(36,129)
                                ========      ========     ========       ========      =========    ========

* THE CHANGE IN INTEREST DUE TO BOTH VOLUME AND RATE HAS BEEN ALLOCATED TO VOLUME AND RATE CHANGES IN PROPORTION TO THE RELATIONSHIP OF THE ABSOLUTE DOLLAR AMOUNTS OF THE CHANGE IN EACH.

NOTE 13 - QUARTERLY RESULTS (UNAUDITED)
The following is a summary of quarterly results of operations (in thousands, except percentages and per share amounts):

                                                 YEAR ENDED DECEMBER 31, 1996
                                          ------------------------------------------
                                            FIRST     SECOND      THIRD     FOURTH
                                           QUARTER    QUARTER    QUARTER    QUARTER
                                          ---------  ---------  ---------  ---------
Interest income                           $166,384   $166,259   $165,104   $165,217
Interest and related expenses              151,006    149,322    145,467    143,816
Net margin on mortgage assets               15,378     16,937     19,637     21,401
Net margin on mortgage servicing
 operations                                  9,955     11,164     13,310     14,694
Other revenues                               4,754      7,270      2,734      4,965
Net income                                  26,828     32,173     32,428     35,798

Net income per share:
 Primary                                      0.47       0.60       0.60       0.64
 Fully diluted                                0.45       0.53       0.53       0.56

Return on average stockholders'
 equity                                      16.12%     19.01%     18.72%     19.82%

                                                YEAR ENDED DECEMBER 31, 1995
                                          -----------------------------------------
                                           FIRST      SECOND     THIRD      FOURTH
                                          QUARTER    QUARTER    QUARTER    QUARTER
                                          --------   --------   --------   --------

Interest income                           $152,099   $152,980   $156,543   $161,538
Interest and related expenses              145,327    145,092    148,091    149,911
Net margin on mortgage assets                6,772      7,888      8,452     11,627
Net margin on mortgage servicing
 operations                                  9,470     10,105      9,729     11,948
Other revenues                               2,602      3,448      6,371      4,049
Net income                                  15,366     17,739     21,297     22,958

Net income per share:
 Primary                                      0.16       0.23       0.33       0.37
 Fully diluted                                   *       0.23       0.32       0.36

Return on average stockholders' equity        9.54%     10.98%     13.11%     14.01%

* FULLY DILUTED EARNINGS PER SHARE IS NOT PRESENTED FOR THE QUARTER ENDED MARCH 31, 1995 BECAUSE THE EFFECT OF CONVERTING POTENTIALLY DILUTIVE SECURITIES WAS ANTIDILUTIVE.

NOTE 14 - MARKET AND DIVIDEND INFORMATION (UNAUDITED)

The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 2,865 holders of record of the Company's common stock at December 31, 1996. In addition, depository companies held stock for 33,343 beneficial owners. During the last two years, the high and low stock sales prices and dividends declared on common stock were:


                    YEAR ENDED DECEMBER 31, 1996      YEAR ENDED DECEMBER 31, 1995
                    ----------------------------      -----------------------------
                     STOCK PRICES    DIVIDENDS         STOCK PRICES    DIVIDENDS
                    --------------                    --------------
                     HIGH    LOW      DECLARED         HIGH    LOW      DECLARED
                    ------  ------  ------------      ------  ------  -------------

First quarter       $17.25  $14.42  $0.46//2/3//      $11.06  $ 7.44  $0.16
Second quarter       19.50   14.33   0.53//1/3//       13.50    9.11   0.23//1/10//
Third quarter        22.50   17.42   0.55              15.44   11.56   0.32//9/10//
Fourth quarter       24.63   20.75   0.56//1/2//       16.33   13.94   0.37//1/3//

                CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
           (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)



                                                          YEAR ENDED DECEMBER 31
                              ------------------------------------------------------------------------------
                                   1996            1995            1994            1993            1992
                              --------------  --------------  --------------  --------------  --------------

SELECTED CONSOLIDATED
 STATEMENT OF INCOME
 DATA:
 Interest income               $    662,964    $    623,160    $    557,001    $    574,826    $    500,587
 Interest and related
  expenses                          589,606         588,421         488,224         511,160         429,254
 Net margin on mortgage
  assets                             73,358          34,739          68,777          63,666          71,333
 Net margin on mortgage
  servicing                          49,122          41,253          21,019          (1,056)              -
 Other revenues                      19,721          16,468          14,178          64,573           3,862
 Net income                         127,228          77,359          85,579          94,256          53,191
 Net income per share:(1)
  Primary(2)                   $       2.31    $       1.09    $       1.36    $       1.63    $       1.50
  Fully diluted                        2.06            1.07            1.34            1.59            1.43
 Return on average total
  stockholders' equity                18.41%          11.91%          13.27%          14.65%          16.08%
 Cash dividends paid per
  share(1)
  Common                       $2.11//1/2//    $1.09//1/3//    $1.42//2/3//    $1.62//2/3//    $1.44//2/3//
  Series A Preferred                   1.60            1.60            1.60            1.60            1.60
  Series B Preferred                   1.26            1.26            1.26            1.26            0.10
 AVERAGE NUMBER OF SHARES
  OUTSTANDING:(1)
  Primary                            39,277          34,679          34,376          34,079          32,387
  Fully diluted                      61,813          36,230          35,720          35,843          35,081
SELECTED CONSOLIDATED
 BALANCE SHEET DATA:
 Mortgage investments          $  4,700,326    $  4,522,954    $  3,305,984    $  2,842,151    $  1,904,600
 CMO collateral
  and investments                 4,641,737       4,830,020       5,270,103       3,995,956       5,269,600
 Mortgage servicing rights          637,979         423,360         282,969          25,146               -
 Total assets                    10,157,338       9,903,606       8,943,858       6,980,324       7,229,608
 Short-term borrowings            5,462,856       4,628,782       3,190,582       2,443,807       1,449,209
 Collateralized mortgage
  obligations                     3,861,892       4,538,863       5,102,145       3,891,134       5,143,157
 Stockholders' equity               726,869         664,724         563,675         638,190         631,499
MORTGAGE SERVICING DATA:
 Primary servicing
  portfolio(3)                 $ 35,562,597    $ 25,557,629    $ 14,392,182    $  2,393,267    $          -
 Subservicing portfolio           2,155,873               -               -               -               -


(1) ADJUSTED FOR 3-FOR-2 COMMON STOCK SPLITS EFFECTIVE OCTOBER 30, 1995 AND JULY 31, 1996.
(2) DURING 1996, 7,373,698 SHARES OF THE SERIES B PREFERRED STOCK WERE CONVERTED INTO 5,341,583 SHARES OF COMMON STOCK. IF THESE CONVERSIONS HAD OCCURRED AT THE BEGINNING OF 1996, PRIMARY NET INCOME PER SHARE WOULD HAVE BEEN $2.23 FOR 1996.
(3) EXCLUDES $4.2 BILLION OF MORTGAGE SERVICING RIGHTS ACQUIRED IN 1996 THAT WILL BE TRANSFERRED INTO THE PRIMARY MORTGAGE SERVICING PORTFOLIO BY THE END OF FEBRUARY 1997. INCLUDING THESE PENDING ACQUISITIONS, THE PRIMARY MORTGAGE SERVICING PORTFOLIO IS EXPECTED TO EXCEED $39 BILLION BY THE END OF FEBRUARY 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION
-------------------

The Company's business plan is to build a mortgage banking operation with investments in mortgage securities and mortgage servicing with the goal of producing reasonably balanced operating results in a variety of interest rate environments.

The Company commenced mortgage servicing operations in 1993 and through steady growth has become one of the 20 largest mortgage servicers in the country. The primary mortgage servicing portfolio (which excludes pending transfers and subservicing) increased a net $10.0 billion during 1996 to $35.6 billion with a weighted average interest rate of 7.39 percent and earning an average annual service fee, excluding ancillary revenue and earnings on escrows, (the "Average Service Fee"), of 30.1 basis points. The December 31, 1996 balance of mortgage servicing rights related to this portfolio was $560 million (157 basis points, or a 5.2 multiple of the Average Service Fee). An additional $4.2 billion of mortgage servicing acquired in 1996 is pending transfer into the portfolio and is being subserviced by the sellers. This portfolio has a weighted average interest rate of 7.67 percent earning an Average Service Fee of 32.3 basis points. At an average cost of 187 basis points, this portfolio is being acquired at a 5.8 multiple.

Primary mortgage servicing portfolio run-off, consisting of prepayments and scheduled payments on mortgage loans serviced, was 12.12 percent in 1996, up from 9.44 percent in 1995 primarily due to lower prevailing mortgage interest rates in 1996. During the fourth quarter of 1996, portfolio run-off dropped to
10.87 percent reflecting the recent rise in mortgage interest rates. Derivative financial instruments, specifically interest rate floors, are held from time to time as partial hedges against prepayment risk (see "Effects of Interest Rate Changes"). Outstanding hedge positions, with a $6.95 billion notional amount, carried a $5.7 million unrealized gain at December 31, 1996.

During the second quarter of 1996, the Company entered into a subservicing arrangement with a large national mortgage originator. As of December 31, 1996 the subservicing portfolio totaled $2.2 billion. An advantage of subservicing arrangements is that further growth and enhanced efficiencies can be achieved without the cost of acquiring additional mortgage servicing rights. This arrangement is viewed by the Company as a confirmation of the quality and cost effectiveness of the mortgage servicing operation and could lead to other such relationships in the future.

After growing substantially in 1995, holdings of mortgage investments peaked at $5.0 billion by the end of the first quarter of 1996 and consisted primarily of adjustable-rate mortgage ("ARM") mortgage-backed securities. In light of market conditions, the Company modestly reduced holdings of ARM securities during the second half of 1996 making additional purchases primarily to replace run-off such that at December 31, 1996 mortgage investments totaled $4.7 billion with ARM securities representing nearly $4.0 billion of the total.

During 1996 the Company acquired $1.8 billion of ARM securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") or the Government National Mortgage Association ("GNMA") (collectively, "Agency Securities"). Sales of ARM Agency Securities and AAA-rated private mortgage pass-through securities ("Mortgage Pass-Throughs") totaled $563 million in 1996. In addition, $49 million of callable agency-issued notes were redeemed by the issuer early in the year.

Prior to 1995 the Company had been an active issuer of collateralized mortgage obligations ("CMOs") and other CMO securities backed by jumbo mortgage loans. The Company retained residual interests in these securitizations consisting primarily of interest-only and principal-only mortgage securities. Other than modest issuances of previously held residual interests, the Company has not issued any CMOs since 1994. In lieu of issuing CMOs, the Company increased its net CMO investments (defined as CMO collateral, net of related bonds, plus other CMO investments) by acquiring interest-only mortgage securities. During 1996 the Company acquired $522 million of interest-only mortgage securities. Most of these securities have been FNMA Trust interest-only mortgage securities, which represent the right to receive 100 percent of coupon interest stripped from pools of FNMA mortgage-backed securities. After considering these acquisitions, run-off, modest sales and CMO issuances, as well as changes in market value, net CMO investments increased $489 million during 1996 to $780 million. Derivative financial instruments, specifically interest rate floors, are held from time to time as partial hedges against prepayment risk on interest-only mortgage securities (see "Effects of Interest Rate Changes"). Outstanding hedge positions, with a $3.275 billion notional amount, carried a $7.6 million unrealized gain at December 31, 1996.

The following table summarizes the Company's utilization of capital at December 31, 1996 (in thousands):

                                                                    CAPITAL
                                            ASSETS    BORROWINGS   EMPLOYED
                                          ----------  -----------  ---------
Agency Securities:
 Fixed-rate                               $  467,887  $   473,282  $ (5,395)
 Adjustable-rate                           3,878,827    3,802,419    76,408
Mortgage Pass-Throughs:
 Fixed-rate                                    1,160        1,123        37
 Medium-term                                 278,187      270,409     7,778
 Adjustable-rate                              71,237       68,831     2,406
Mortgage loans                                 3,028        2,252       776
CMO collateral and investments             4,641,737    4,526,432*  115,305
Mortgage servicing rights                    637,979      251,797** 386,182
                                          ----------  -----------  --------
                                          $9,980,042  $ 9,396,545   583,497
                                          ==========  ===========
Other assets, net of other liabilities                              143,372
                                                                   --------
Total stockholders' equity                                         $726,869
                                                                   ========

*    INCLUDES APPROXIMATELY $665 MILLION OF RELATED SHORT-TERM BORROWINGS.
** REPRESENTS AMOUNTS OWED UNDER CONTRACTS FOR BULK PURCHASES OF MORTGAGE SERVICING RIGHTS AND $180 MILLION DRAWN ON A $450 MILLION LINE OF CREDIT SECURED BY EXISTING MORTGAGE SERVICING RIGHTS.

Securities held available-for-sale were carried at a net unrealized loss of $5.6 million at December 31, 1996. Higher prevailing interest rates and selected sales of mortgage assets resulted in a $13.5 million net decline in value of securities held available-for-sale during 1996 from a net unrealized gain of $7.9 million at December 31, 1995. The Company has the ability to hold these securities for the foreseeable future and therefore does not expect to realize losses on security sales.

RESULTS OF OPERATIONS
---------------------

Comparative net operating results (interest income or fee revenues, net of related interest expense or direct operating costs), by source, were as follows (in thousands, except percentages and per share amounts):

                                                  YEAR ENDED DECEMBER 31
                                              -----------------------------------
                                                1996         1995         1994
                                              ---------    ---------    ---------
Agency Securities                             $ 35,082     $ 12,589     $ 15,933
Mortgage Pass-Throughs                           8,074        6,880       17,341
Mortgage loans                                     368        1,399       26,467
Net CMO investments                             29,834       13,871        9,036
Mortgage servicing                              49,122       41,253       21,019
CMO administration                               3,405        3,645        4,067
Gain on sales and other                         16,316       12,823       10,111
                                              --------     --------     --------
 Contribution to income                        142,201       92,460      103,974
Other operating expenses                       (14,973)     (15,101)     (18,395)
                                              --------     --------     --------
  Net income                                  $127,228     $ 77,359     $ 85,579
                                              ========     ========     ========
Net income per share:*
 Primary                                      $   2.31     $   1.09     $   1.36
 Fully diluted                                    2.06         1.07         1.34
 Return on average stockholders' equity          18.41%       11.91%       13.27%

* PRIOR PERIOD PER SHARE INFORMATION HAS BEEN ADJUSTED FOR THE 3-F OR-2 COMMON STOCK SPLITS EFFECTIVE OCTOBER 30, 1995 AND JULY 31, 1996.

1996 COMPARED TO 1995
---------------------

Operating results for 1996 improved substantially over those achieved in 1995. Improved interest spreads on a larger mortgage investment portfolio, together with improved mortgage servicing results, contributed to significantly higher net income compared to 1995. Modest 1/4 of 1 percent reductions in short-term interest rates by the Federal Reserve in July and December 1995 and again in January 1996 contributed to improved interest spreads. An investment decision during the second quarter of 1996 to modestly reduce the Company's commitment to ARM securities and increase investments in interest-only mortgage securities also contributed to the Company's improved profitability.

Agency Securities contributed significantly more to income in 1996 than in 1995 due to a $1.6 billion increase in average holdings of these securities and a 39 basis point increase in net interest spreads. Acquisitions during the last two years of over $4.6 billion of Agency Securities increased average outstanding portfolios to $4.0 billion during 1996 compared to $2.4 billion during 1995. Spreads improved despite marginally lower yields due to a more favorable short-term interest rate environment. Agency Security yields averaged 6.24 percent during 1996 compared to 6.26 percent in 1995 while borrowing costs were 5.43 percent compared to 5.84 percent in 1995. Yields were marginally lower in 1996 primarily due to sales and redemptions by March 31, 1996 of all the Company's investments in relatively high yielding callable agency notes. In addition, improvements in pass-through rates resulting from the periodic resetting of coupon interest rates on underlying ARM loans were largely offset by continued high purchase premium amortization on investments in ARM securities due to high run-off (see "Effects of Interest Rate Changes").

Mortgage Pass-Throughs contributed more to income in 1996 than in 1995 despite a $628 million reduction in portfolio outstanding due to a 90 basis point increase in net interest spreads (before mortgage insurance costs). As a result of asset sales and run-off, the average outstanding portfolio was

$637 million in 1996 compared to nearly $1.3 billion in 1995. Average yields for this portfolio were higher at 7.32 percent during 1996 compared to 6.92 percent in 1995 while average borrowing rates were lower at 5.67 percent during 1996 compared to 6.17 percent in 1995. The rise in yields is primarily due to sales of ARM Mortgage Pass-Throughs and the periodic resetting of coupon interest rates on underlying ARM and medium-term loans (see "Effects of Interest Rate Changes"). Lower borrowing rates reflect lower prevailing short-term interest rates.

The net interest spread earned from mortgage loans contributed less to income in 1996 than in 1995 due to lower average holdings of mortgage loans. This reflects the November 1995 decision to exit the jumbo mortgage loan conduit business and the decision early in 1996 to discontinue soliciting originations by telephone.

Net CMO investments contributed substantially more to income in 1996 than in 1995 due primarily to substantial investments made during the past year in interest-only mortgage securities (see above, "Financial Condition").

Higher mortgage servicing results reflect continued growth in this operation. Revenues increased to $131 million in 1996, compared to $88 million in 1995. Servicing expenses also increased, but not to the same extent as revenues, which reflects efficiencies gained in the servicing process as the servicing portfolio continues to grow. Amortization of mortgage servicing rights of $45 million during 1996 was higher than the $27 million recorded in 1995 due to portfolio growth and higher levels of prepayments caused by lower prevailing mortgage interest rates. Greater use of external borrowings secured by the mortgage servicing portfolio to finance portfolio growth contributed to higher borrowing costs in 1996 compared to 1995. Because the fair value of the mortgage servicing portfolio has exceeded recorded amounts throughout 1996, the adoption of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122") has had an immaterial impact on servicing results for 1996.

Operating expenses in 1996 were marginally lower than in 1995 despite higher compensation related accruals because of the November 1995 closure of the mortgage conduit unit and, to a lesser extent, the second quarter closure of the telephone origination unit. These two decisions have also reduced requirements for loan loss provisions. In addition, with the growth of the mortgage servicing operation, more indirect operating costs have been identified with that unit than in the prior year.

During 1996 the Company sold $667 million of mortgage assets consisting of mortgage loans, Mortgage Pass-Throughs, Agency Securities and CMO investments. This compares to similar sales in 1995 totaling $1.0 billion. Higher gains on sales reflect lower interest rates experienced during 1996 as the Company's mortgage investments and derivative financial instruments held for trading purposes tend to increase in value under these conditions (see "Effects of Interest Rate Changes").

1995 COMPARED TO 1994
---------------------

Operating results improved steadily throughout 1995 although for the year results were 10 percent below those achieved in 1994. Results were significantly affected by a series of moves by the Federal Reserve beginning in February 1994 raising short-term interest rates a total of three percentage points by February of 1995. These increases resulted in corresponding increases in the Company's borrowing costs that had the effect of substantially reducing net interest spreads on mortgage investments. Although beginning in February 1995 intermediate- and long-term interest rates declined considerably, this decline had little effect on borrowing costs, with the Federal Reserve waiting until July and December 1995 to modestly reduce short-term interest rates by 1/4 of 1 percent increments. The decline in intermediate- and long-term interest rates during 1995 made asset sales attractive as values on mortgage assets improved. Offsetting these increases in value to some extent were higher prepayment rates on mortgage loans, which were also due to declining interest rates. These higher prepayments resulted in increased amortization costs associated with the mortgage servicing portfolio and interest-only mortgage securities as well as increased amortization of premiums paid on ARM investments.

Net CMO investments contributed more to income in 1995 than in 1994 due primarily to investments made during 1995 in interest-only mortgage securities. Additionally, prepayments on CMO collateral were still relatively high in the first quarter of 1994, the end of the last major refinancing boom. Principal collections on CMO collateral totaled $501 million during 1995 compared to $1.2 billion in 1994. Lower levels of prepayments have the effect of lowering amortization of bond discounts and improving operating results (see "Effects of Interest Rate Changes").

Higher mortgage servicing results reflect growth in this operation. Revenues increased to $88 million during 1995 compared to $33 million during 1994. Operating costs also increased, but not to the same extent as revenues, which reflects efficiencies gained in the servicing process through outsourcing and portfolio growth. Amortization of mortgage servicing rights totaled $27 million during 1995, significantly higher than the $6 million recorded in 1994 due to portfolio growth and higher levels of prepayments caused by lower interest rates.

Other operating expenses were lower in 1995 due primarily to higher absorption of costs by the mortgage servicing operation given this operation's growth relative to that of the rest of the Company. Included in other operating expenses in 1995 is a charge of $750,000 consisting primarily of personnel costs associated with exiting the jumbo mortgage loan conduit business. Loan loss provisions declined in 1995 due primarily to reductions in fraud exposure resulting from reduced mortgage purchase activity.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's primary sources of funds include monthly principal and interest payments on mortgage investments, short-term borrowings, excess cash flows on CMO investments, servicing fees and other revenue from mortgage servicing, proceeds from sales of mortgage assets and equity offerings (see below). The Company currently believes that these funds are sufficient for growth of the mortgage servicing portfolio, the acquisition of mortgage assets, repayments on short-term borrowings, the payment of cash dividends as required for Capstead's continued qualification as a Real Estate Investment Trust ("REIT") and common stock repurchases, if any, as described below. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

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

At December 31, 1996 the mortgage servicing operation had available $270 million of a $450 million revolving line of credit agreement with an investment banking firm that matures September 30, 1998. The line is to be used primarily to finance acquisitions of mortgage servicing rights on a collateralized basis.
The agreement requires, among other things, that the mortgage servicing operation maintain certain financial ratios and specified levels of unencumbered servicing rights. The mortgage servicing operation is in compliance with all requirements. Interest rates on borrowings under this facility are based on LIBOR.

During 1996 the Company raised $74.6 million through its dividend reinvestment and stock purchase plans, stock option exercises and open market sales. The Company anticipates continuing to raise equity through these channels as market conditions allow. On July 22, 1996 the Company announced that the board of directors had approved the repurchase of up to 1 million shares of common stock to fund employee stock option and stock grant programs. As of December 31, 1996 no such share repurchases had occurred.

EFFECTS OF INTEREST RATE CHANGES

Changes in interest rates may impact the Company's earnings in various ways.
The Company's earnings depend, in part, on the difference between the interest received on mortgage investments and the interest paid on related short-term borrowings. The resulting spread may be reduced in a rising interest rate environment. Because most of the Company's mortgage investments are ARM mortgage securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on underlying ARM loans. Since ARM loans generally limit the amount of such increase during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying ARM loans resulting in a negative interest spread. The Company may invest in derivative financial instruments from time to time, specifically interest rate caps, as a hedge against rising interest rates on a portion of its short-term borrowings. Interest rate caps increase in value as interest rates rise and decline in value when rates fall.

Another effect of changes in interest rates is that as interest rates decrease, the rate of prepayment of mortgage loans underlying mortgage investments generally increases. To the extent the proceeds of prepayments on mortgage investments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments, earnings may be adversely affected. Because prolonged periods of high prepayments can significantly reduce the expected life of mortgage investments, the actual yields realized can be lower due to faster amortization of purchase premiums. In addition, the rates of interest earned on ARM investments generally will decline during periods of falling interest rates as the underlying ARM loans reset at lower rates. The Company may, from time to time, sell mortgage assets. This may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as values of mortgage assets fluctuate with changes in interest rates.

Changes in interest rates also impact earnings recognized from net CMO investments, which consist primarily of fixed-rate CMO residuals and interest-only mortgage securities. The amount of income that may be generated from the typical CMO residual is dependent upon the rate of principal prepayments on the underlying mortgage collateral. If mortgage interest rates fall significantly below interest rates on the collateral, principal prepayments will increase, reducing or even eliminating the overall return on the investment in the CMO residual. This is due primarily to the acceleration of the amortization of bond discounts, a noncash item, as bond classes are repaid more rapidly than originally anticipated. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, resulting in a greater overall return on an investment in a fixed-rate CMO residual because of an increase in time over which the Company receives the larger positive interest spread.

Interest-only mortgage securities behave similarly to CMO residuals. In a falling interest rate environment, prepayments on the underlying mortgage loans generally will be higher thereby reducing or even eliminating overall returns on these securities. Sustained periods of high prepayments can result in losses. Conversely, in periods of rising interest rates, interest-only mortgage securities tend to perform favorably because underlying mortgage loans will generally prepay at slower rates thereby increasing overall returns.

The above discussion regarding how changes in interest rates impact mortgage assets also applies to the Company's investment in mortgage servicing rights. When interest rates rise, periodic amortization of amounts paid for mortgage servicing rights is less since the average lives of the related mortgage loans tend to be longer and earnings from large, temporarily held cash balances will be greater. Additionally, mortgage servicing rights become more valuable under these conditions. Conversely, lower interest rates will spur prepayments thus reducing the time the Company can service the related loans. Sustained periods of high prepayments can result in losses on the Company's investment in mortgage servicing rights, particularly now that the Company has adopted SFAS 122 and must evaluate this investment for impairment on a disaggregated basis and record impairment charges if the recorded amount for an individual servicing stratum exceeds its fair value.

The Company's business plan is to build a mortgage banking operation with investments in mortgage securities and mortgage servicing with the goal of producing reasonably balanced operating results in a variety of interest rate environments. The Company supplements its business plan from time to time with derivative financial instruments, specifically interest rate floors, which may be used to hedge certain assets, such as mortgage servicing rights or interest-only mortgage securities or may be held for trading purposes. Interest rate floors decrease in value when interest rates rise and increase in value when rates decline. In instances where floors are designated as hedges, any changes in value will adjust the basis of the assets hedged. In instances where floors are held for trading purposes, changes in value will be recorded in income as they occur, which could increase income volatility.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1996 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for all types of securitization transactions involving the transfer of financial assets including repurchase agreements and collateralized borrowing arrangements. Under SFAS 125 most securitizations of financial assets other than repurchase agreements would be recorded as sales. The Company will adopt this pronouncement effective January 1, 1997. Since the Company is no longer an active issuer of CMOs, this adoption is not expected to have a material impact on the results of operations or financial position of the Company.