Form 10-K, Exhibit 13
period 1997-12-31
CAPSTEAD MORTGAGE CORP
filed 1998-03-13
CIK 766701

                                                                      EXHIBIT 13





                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                                 PORTIONS OF THE

                          ANNUAL REPORT TO STOCKHOLDERS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                         REPORT OF INDEPENDENT AUDITORS




Stockholders and Board of Directors
Capstead Mortgage Corporation


We have audited the accompanying consolidated balance sheet of Capstead Mortgage Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Dallas, Texas
January 21, 1998

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                           YEAR ENDED DECEMBER 31
                                                 ---------------------------------------
                                                   1997           1996           1995
                                                 ---------      ---------      ---------
INTEREST INCOME:
   Mortgage investments                          $ 339,980      $ 303,212      $ 242,805
   CMO collateral and investments                  354,279        359,752        380,355
                                                 ---------      ---------      ---------
       Total interest income                       694,259        662,964        623,160
                                                 ---------      ---------      ---------

INTEREST AND RELATED EXPENSES:
   Short-term borrowings:
     Mortgage investments                          300,391        255,481        215,308
     CMO investments                                29,244         12,044          1,342
   Collateralized mortgage obligations             281,497        314,338        360,386
   Mortgage insurance and other                      5,155          7,743         11,385
                                                 ---------      ---------      ---------
       Total interest and related expenses         616,287        589,606        588,421
                                                 ---------      ---------      ---------
         Net margin on mortgage assets              77,972         73,358         34,739
                                                 ---------      ---------      ---------

MORTGAGE SERVICING REVENUES:
   Servicing fees                                  125,954        101,815         68,510
   Other                                            46,962         28,738         19,662
                                                 ---------      ---------      ---------
       Total mortgage servicing revenues           172,916        130,553         88,172
                                                 ---------      ---------      ---------

MORTGAGE SERVICING EXPENSES:
   Direct servicing expenses                        18,016         13,626         10,781
   Indirect servicing expenses                       7,873          6,561          2,461
   Amortization of mortgage servicing rights        64,892         44,795         26,576
   Interest                                         22,713         16,449          7,101
                                                 ---------      ---------      ---------
       Total mortgage servicing expenses           113,494         81,431         46,919
                                                 ---------      ---------      ---------
         Net margin on mortgage servicing           59,422         49,122         41,253
                                                 ---------      ---------      ---------

OTHER REVENUES:
   Gain on sales and other                          28,485         16,316         12,823
   CMO administration                                3,252          3,405          3,645
                                                 ---------      ---------      ---------
       Total other revenues                         31,737         19,721         16,468
                                                 ---------      ---------      ---------

OTHER OPERATING EXPENSES                             9,205         14,973         15,101
                                                 ---------      ---------      ---------

NET INCOME                                       $ 159,926      $ 127,228      $  77,359
                                                 =========      =========      =========

Net income                                       $ 159,926      $ 127,228      $  77,359
Less cash dividends on preferred stock             (25,457)       (36,356)       (39,334)
                                                 ---------      ---------      ---------

Net income available to common stockholders      $ 134,469      $  90,872      $  38,025
                                                 =========      =========      =========

NET INCOME PER COMMON SHARE:
   Basic                                         $    2.62      $    2.37      $    1.10
   Diluted                                            2.35           2.07           1.09

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
   Basic                                            51,257         38,317         34,631
   Diluted                                          68,023         61,501         35,883



See accompanying notes to consolidated financial statements.

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                        DECEMBER 31
                                                               ------------------------------
                                                                   1997             1996
                                                               ------------      ------------
ASSETS
   Mortgage investments                                        $  6,114,130      $  4,840,417
   CMO collateral and investments                                 5,195,436         4,501,646
                                                               ------------      ------------
                                                                 11,309,566         9,342,063

   Mortgage servicing rights                                        684,765           637,979
   Prepaids, receivables and other                                  345,807           156,293
   Cash and cash equivalents                                         17,377            21,003
                                                               ------------      ------------

                                                               $ 12,357,515      $ 10,157,338
                                                               ============      ============

LIABILITIES
   Short-term borrowings                                       $  7,099,706      $  5,462,856
   Collateralized mortgage obligations                            4,309,455         3,861,892
   Accounts payable and accrued expenses                             51,323            33,924
   Mortgage servicing rights
     acquisitions payable                                             8,423            71,797
                                                               ------------      ------------
                                                                 11,468,907         9,430,469
                                                               ------------      ------------

STOCKHOLDERS' EQUITY
   Preferred stock - $0.10 par value;
     100,000 shares authorized:
       $1.60 Cumulative Preferred Stock,
         Series A, 408 and 470 shares
         issued and outstanding ($6,691
         aggregate liquidation preference)                            5,698             6,567
       $1.26 Cumulative Convertible
         Preferred Stock, Series B, 17,081 and 23,932
         shares issued and outstanding ($194,382 aggregate
         liquidation preference)                                    189,800           259,829
   Common stock - $0.01 par value; 100,000
     shares authorized; 58,541 and 44,743
     shares issued and outstanding                                      585               447
   Paid-in capital                                                  732,295           461,045
   Undistributed income                                              12,676             4,582
   Unrealized loss on debt securities                               (52,446)           (5,601)
                                                               ------------      ------------
                                                                    888,608           726,869
                                                               ------------      ------------

                                                               $ 12,357,515      $ 10,157,338
                                                               ============      ============







See accompanying notes to consolidated financial statements.

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       THREE YEARS ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                                          UNDISTRIBUTED   UNREALIZED
                                     PREFERRED STOCK                                         INCOME       GAIN (LOSS)
                                  -----------------------         COMMON       PAID-IN    (ACCUMULATED     ON DEBT
                                  SERIES A       SERIES B         STOCK        CAPITAL       DEFICIT)     SECURITIES        TOTAL
                                  ---------      ---------      ---------     ---------   -------------   ----------      ---------
Balance at January 1, 1995        $   8,720      $ 324,779      $     344     $ 310,782     $  (2,435)     $ (78,515)     $ 563,675
Net income                                -              -              -             -        77,359              -         77,359
Cash dividends:
 Common ($1.09 1/3 per share)             -              -              -             -       (38,093)             -        (38,093)
 Preferred:
  Series A ($1.60 per share)              -              -              -             -          (939)             -           (939)
  Series B ($1.26 per share)              -              -              -             -       (38,395)             -        (38,395)
Conversion of preferred stock        (1,035)           (26)             1         1,060             -              -              -
Additions to capital                      -          5,312              8         9,380             -              -         14,700
Change in unrealized gain
 (loss) on debt securities                -              -              -             -             -         86,417         86,417
                                  ---------      ---------      ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1995          7,685        330,065            353       321,222        (2,503)         7,902        664,724
Net income                                -              -              -             -       127,228              -        127,228
Cash dividends:
 Common ($2.11 1/2 per share)             -              -              -             -       (83,787)             -        (83,787)
 Preferred:
  Series A ($1.60 per share)              -              -              -             -          (804)             -           (804)
  Series B ($1.26 per share)              -              -              -             -       (35,552)             -        (35,552)
Conversion of preferred stock        (1,118)       (79,372)            54        80,412             -              -            (24)
Additions to capital                      -          9,136             40        59,411             -              -         68,587
Change in unrealized gain
 (loss) on debt securities                -              -              -             -             -        (13,503)       (13,503)
                                  ---------      ---------      ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1996          6,567        259,829            447       461,045         4,582         (5,601)       726,869
Net income                                -              -              -             -       159,926              -        159,926
Cash dividends:                           -              -              -             -      (126,375)             -       (126,375)
 Common ($2.40 per share)
 Preferred:                               -              -              -             -          (683)             -           (683)
  Series A ($1.60 per share)
  Series B ($1.26 per share)              -              -              -             -       (24,774)             -        (24,774)
Conversion of preferred stock          (869)       (84,228)            57        85,040             -              -              -
Additions to capital                      -         14,199             81       186,210             -              -        200,490
Change in unrealized gain
 (loss) on debt securities                -              -              -             -             -        (46,845)       (46,845)
                                  ---------      ---------      ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1997      $   5,698      $ 189,800      $     585     $ 732,295     $  12,676      $ (52,446)     $ 888,608
                                  =========      =========      =========     =========     =========      =========      =========







See accompanying notes to consolidated financial statements.

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)



                                                                   YEAR ENDED DECEMBER 31
                                                       ---------------------------------------------
                                                           1997             1996            1995
                                                       -----------      -----------      -----------
OPERATING ACTIVITIES:
   Net income                                          $   159,926      $   127,228      $    77,359
   Noncash items:
     Amortization of premium and discount                  114,603           61,520           25,829
     Amortization of mortgage servicing rights              64,892           44,795           26,576
     Depreciation and other amortization                     3,585            3,670            3,260
   Net change in prepaids, receivables, other
     assets, accounts payable and accrued expenses         (26,994)           8,364          (17,130)
   Net gain from investing activities                      (27,737)         (15,991)         (11,144)
                                                       -----------      -----------      -----------
       Net cash provided by operating activities           288,275          229,586          104,750
                                                       -----------      -----------      -----------

INVESTING ACTIVITIES:
   Purchases of mortgage investments                    (4,467,187)      (1,813,735)      (2,914,774)
   Purchases of CMO collateral                          (1,109,412)               -                -
   Purchases of CMO investments                           (574,883)        (521,539)        (131,531)
   Purchases of mortgage servicing rights                 (139,997)        (251,505)        (184,082)
   Purchases of derivative financial instruments          (112,417)         (49,301)         (27,381)
   Principal collections on mortgage investments         1,459,956          975,640          559,046
   Proceeds from sales and redemptions of
     mortgage assets                                     2,020,450          730,807        1,281,057
   Proceeds from sales of derivative
     financial instruments                                  34,191            6,782           32,480
   CMO collateral:
     Principal collections                                 537,817          552,430          491,522
     Decrease in accrued interest receivable                 4,724            5,119            4,092
     Decrease (increase) in short-term investments          (4,546)          13,650            4,603
                                                       -----------      -----------      -----------
       Net cash used by investing activities            (2,351,304)        (351,652)        (884,968)
                                                       -----------      -----------      -----------

FINANCING ACTIVITIES:
   Increase in short-term borrowings                     1,636,850          834,074        1,438,200
   Increase (decrease) in mortgage servicing
     acquisitions payable                                  (63,374)          23,899          (27,990)
   Collateralized mortgage obligations:
     Issuances of securities                             1,109,411           41,323                -
     Principal payments on securities                     (673,119)        (723,881)        (572,191)
     Increase in accrued interest payable                    2,253            1,383            1,887
   Capital stock transactions                              199,214           67,712           14,700
   Dividends paid                                         (151,832)        (120,143)         (77,427)
                                                       -----------      -----------      -----------
       Net cash provided by financing activities         2,059,403          124,367          777,179
                                                       -----------      -----------      -----------

Net change in cash and cash equivalents                     (3,626)           2,301           (3,039)

Cash and cash equivalents at beginning of year              21,003           18,702           21,741
                                                       -----------      -----------      -----------

Cash and cash equivalents at end of year               $    17,377      $    21,003      $    18,702
                                                       ===========      ===========      ===========


See accompanying notes to consolidated financial statements.

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



NOTE 1 -- BUSINESS

Capstead Mortgage Corporation, a national mortgage banking firm, earns income from servicing mortgage loans, investing in mortgage assets and other investment strategies. The Company's business plan is to build a mortgage banking operation with investments in mortgage servicing and mortgage assets with the goal of producing reasonably balanced operating results in a variety of interest rate environments.

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

USE OF ESTIMATES

The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles. The amortization of premiums and discounts on mortgage assets and CMOs, as well as the amortization of mortgage servicing rights, is based on expectations of future movements in interest rates and how resulting rates will impact prepayments on underlying mortgage loans. Actual results could differ from those estimates. It is possible that prepayments could rise to levels that would adversely affect profitability if such levels are sustained for more than a brief period of time. The Company attempts to mitigate this risk by achieving a balance of investments that perform well in a rising interest rate environment, such as mortgage servicing rights and CMO investments, and in a falling interest rate environment, such as mortgage investments, as supplemented from time to time by hedging activities.

MORTGAGE ASSETS

Mortgage assets held in the form of mortgage-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase and periodically reevaluates such designation. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains (losses) reported as a separate component of stockholders' equity.

Interest income is recorded as income when earned. Any premium or discount is recognized as an adjustment to interest income by the interest method over the life of the related mortgage asset. Realized gains (losses) are included in other revenues. The cost of assets sold is based on the specific identification method.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less.

MORTGAGE SERVICING RIGHTS

The cost of acquiring mortgage servicing rights is capitalized and amortized in proportion to and over the period of estimated net servicing income. Estimated net servicing income is evaluated periodically and adjustments are made to the rate of amortization.

Mortgage servicing rights are evaluated for impairment on a disaggregated basis by predominant risk characteristics. A valuation allowance is established through a charge to income to the extent that the recorded amount for servicing rights within an individual stratum exceeds fair value. Any such valuation allowance may be adjusted in the future, again through a charge or benefit to income, as the fair value of the servicing rights changes. Fair values are established through use of a discounted cash flow valuation model that incorporates assumptions the Company believes market participants would use in estimating the fair value of future net servicing income including assumptions regarding prepayment speeds, discount rates and servicing costs. For impairment evaluation purposes, the Company stratifies its servicing portfolio on the basis of term, interest rate and loan type (fixed-rate versus adjustable-rate).

DERIVATIVE FINANCIAL INSTRUMENTS

The Company acquires derivative financial instruments ("Derivatives") for trading purposes or as hedges. Derivatives acquired from time to time may include interest rate floors and caps; treasury futures contracts and options; written options on mortgage assets or various other Derivatives available in the market place that are compatible with the Company's risk management objectives. Realized and unrealized gains (losses) on Derivatives held for trading purposes are marked to market through income, while realized and unrealized gains (losses) on Derivatives designated as hedges reduce (increase) the carrying amount of the assets hedged. Ongoing correlation and effectiveness of such Derivatives are measured by comparing the change in value of the hedges with the change in value of the assets hedged. Should a hedge prove ineffective, results in excess of a corresponding change in value of the assets hedged would be taken to income or expense and hedge accounting would cease.

The Company primarily uses interest rate floors to protect against increased prepayments on investments in mortgage servicing rights and CMO investments. Interest rate floors increase in value when interest rates decline. To a more limited extent, the Company uses interest rate caps to protect against rising interest rates on short-term borrowings. Interest rate caps increase in value when interest rates increase. Because interest rate floors and caps are one-sided options, the Company's exposure to losses on these instruments is limited to the current basis in the instruments. The Company may receive cash payments from the counterparties to interest rate floors and caps should certain specified interest rates fall below (floors) or rise above (caps) a specified level. Any such payments will be accrued and taken to income as other revenue or, for hedges, as a component of interest income on CMO investments, amortization expense of mortgage servicing rights or interest expense on short-term borrowings, as applicable. The cost of acquiring interest rate floors and caps designated as hedges is taken as a charge to income as a component of the applicable hedged item over the contractual lives of the instruments. The fair value of interest rate floors and the unamortized cost of interest rate caps are included in prepaids, receivables and other on the balance sheet. The Company has credit risk associated with the counterparties to Derivatives. The Company manages credit risk by dealing only with large, financially sound investment banking firms.

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

INCOME TAXES

Income taxes are accounted for using the liability method, and deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Capstead and its qualified real estate investment trust ("REIT") subsidiaries have elected to be taxed as a REIT and intend to continue to do so. As a result of this election, Capstead is not taxed on taxable income distributed to stockholders, provided that certain REIT qualification tests are met. It is Capstead's policy to distribute 100 percent of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead and its qualified REIT subsidiaries. Capstead's non-REIT subsidiaries, principally Capstead Inc., file a separate federal income tax return and are subject to income taxes.

STOCK-BASED COMPENSATION

Compensation cost for stock-based awards is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NET INCOME PER COMMON SHARE

In 1997 the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted net income per share with basic and diluted net income per share. Unlike primary net income per share, basic net income per share excludes any dilutive effects of options and convertible securities. Diluted net income per share is similar to the previously reported fully diluted net income per share. All net income per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS 128 requirements.

Basic net income per common share is computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares outstanding after retroactively giving effect to stock splits. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding, after retroactively giving effect to stock splits, and assuming conversion of the $1.60 Cumulative Preferred Stock, Series A ("Series A Preferred Stock") and the $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B Preferred Stock"). The Series B Preferred Stock was not considered convertible for purposes of calculating diluted net income per common share prior to 1996 because the effects of conversion were antidilutive.

RECLASSIFICATION AND STOCK SPLITS

Certain amounts for prior years have been reclassified to conform to the 1997 presentation. On October 30, 1995 and July 31, 1996, the Company completed 3-for-2 common stock splits. The affected capital accounts as well as all references to the number of common shares and share amounts in the accompanying consolidated financial statements and related notes have been restated to reflect the stock splits.

NOTE 3 - MORTGAGE SERVICING

The following table provides information regarding the primary mortgage servicing portfolio (which excludes subservicing) and the related investment in mortgage servicing rights (dollars in thousands):


                                          UNPAID                             MORTGAGE
                                         PRINCIPAL           NUMBER          SERVICING
                                          BALANCE           OF LOANS           RIGHTS
                                        ------------      ------------      ------------
Loans serviced at January 1, 1996       $ 25,557,629           246,885      $    369,600
   Additions                              13,663,775           146,527           227,143
   Results of hedging activity                     -                 -             5,774
   Run-off/amortization*                  (3,658,807)          (27,039)          (42,660)
                                        ------------      ------------      ------------
Loans serviced at December 31, 1996       35,562,597           366,373           559,857
   Additions                              11,479,030           113,530           218,120
   Results of hedging activity                     -                 -           (33,387)
   Run-off/amortization*                  (4,982,600)          (38,626)          (59,825)
                                        ------------      ------------      ------------
Loans serviced at December 31, 1997     $ 42,059,027           441,277      $    684,765
                                        ============      ============      ============

*    EXCLUDES HEDGE INSTRUMENT AMORTIZATION.

In addition, the Company subserviced $11.8 billion of single-family mortgage loans under a subservicing arrangement with a large national mortgage conduit as of December 31, 1997. Subsequent to year-end, the Company acquired an additional $934 million of primary mortgage servicing.

The Company's investment in mortgage servicing rights had a fair value of approximately $708 million at December 31, 1997. Unrealized gains on interest rate floors held as a partial hedge against declines in value of this investment increased by $33.4 million during 1997 which have been applied to the basis of the servicing rights. Through floor sales, $10.8 million of these gains were realized during 1997. At December 31, 1997 floors held as hedges of servicing rights had related notional amounts totaling $10.9 billion and unrealized gains of $28.3 million. Throughout 1997 and 1996 the fair value of the servicing rights for each stratum of the servicing portfolio exceeded recorded amounts (adjusted for hedging activities); therefore, no impairment charges or direct write-offs of mortgage servicing rights have been recorded.

The Company services mortgage loans in all 50 states and the District of Columbia. As of December 31, 1997, 17 percent of loans serviced were located in California (based on the unpaid principal balances).

In connection with mortgage servicing activities, the Company maintains segregated escrow deposits that are held in bank trust accounts. At December 31, 1997 and 1996, escrow and fiduciary funds for loans serviced totaled $725 million and $484 million, respectively, and are excluded from the accompanying consolidated balance sheet.

NOTE 4 - MORTGAGE INVESTMENTS

Mortgage investments and the related average effective interest rates (calculated including mortgage insurance costs and excluding unrealized gains and losses) were as follows (dollars in thousands):

                                                               YEAR ENDED
                               AS OF DECEMBER 31               DECEMBER 31
                           -------------------------     -------------------------
                              1997            1996          1997           1996
                           ----------     ----------     ----------     ----------
Agency securities:
   Fixed-rate              $  871,377     $  467,887        6.55%         6.37%
   Medium-term                616,992              -        6.34             -
   Adjustable-rate          4,030,460      3,878,827        6.12          6.22
Non-agency securities:
   Fixed-rate                  82,954         69,672        8.59          8.55
   Medium-term                347,772        293,230        6.58          7.21
   Adjustable-rate            164,575        130,801        7.12          6.67
                           ----------     ----------
                           $6,114,130     $4,840,417
                           ==========     ==========

The Company classifies its mortgage investments by interest rate characteristics of the underlying mortgage loans. Fixed-rate mortgage investments either (i) have fixed rates of interest for their entire terms, (ii) have an initial fixed-rate period of 10 years after origination and then adjust annually based on a specified margin over 1-year U.S. Treasury Securities ("1-year Treasuries"), or (iii) were previously classified as medium-term and have adjusted to a fixed rate for the remainder of their terms. Medium-term mortgage investments either have (i) an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over 1-year Treasuries, (ii) initial interest rates that adjust one time, approximately 5 years following origination of the mortgage loan, based on a specified margin over Federal National Mortgage Association ("FNMA") yields for 30-year, fixed-rate commitments at the time of adjustment, or (iii) fixed-rate mortgage securities that have expected weighted average lives of 5 years or less. Adjustable-rate mortgage investments either (i) adjust semiannually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR"), (ii) adjust annually based on a specified margin over 1-year Treasuries, or (iii) were previously classified as medium-term and have begun adjusting annually based on a specified margin over 1-year Treasuries.

Agency securities consist of mortgage-backed securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation ("FHLMC"), FNMA or the Government National Mortgage Association (collectively, "Agency Securities"). Non-agency securities consist of AAA-rated private mortgage pass-through and other AAA-rated private mortgage securities (together, "Non-agency Securities"). The maturity of mortgage-backed securities is directly affected by the rate of principal prepayments on the underlying mortgage loans. At December 31, 1997 Agency Securities and Non-agency Securities were pledged to secure short-term borrowings.

NOTE 5 - CMO COLLATERAL AND INVESTMENTS

CMO collateral consists of mortgage securities and related investments pledged to secure CMO borrowings ("Pledged CMO Collateral"). CMO investments include investments in FNMA and FHLMC Trust interest-only mortgage securities, and investments in other similar interest-only and principal-only mortgage securities. The components of CMO collateral and investments are summarized as follows (in thousands):

                                                                                          DECEMBER 31
                                                                                  ---------------------------
                                                                                     1997             1996
                                                                                  -----------     -----------
Pledged mortgage securities                                                       $ 4,326,696     $ 3,908,623
Short-term investments                                                                 15,600          11,055
Accrued interest receivable                                                            26,760          24,012
                                                                                  -----------     -----------
                                                                                    4,369,056       3,943,690
Unamortized premium (discount)                                                          2,752          (7,166)
                                                                                  -----------     -----------
     Pledged CMO Collateral                                                         4,371,808       3,936,524
FNMA and FHLMC Trust interest-only
   mortgage securities                                                                809,757         546,539
Other CMO investments                                                                  13,871          18,583
                                                                                  -----------     -----------
                                                                                  $ 5,195,436     $ 4,501,646
                                                                                  ===========     ===========

Pledged mortgage securities consist primarily of fixed-rate, medium-term and adjustable-rate mortgage-backed securities. All principal and interest on these pledged mortgage securities is remitted directly to a collection account maintained by a trustee. The trustee is responsible for reinvesting those funds in short-term investments. All collections on the pledged mortgage securities and the reinvestment income earned thereon are available for the payment of principal and interest on CMO borrowings. The weighted average effective interest rate for total Pledged CMO Collateral was 7.38 percent and 7.40 percent during 1997 and 1996, respectively.

FNMA and FHLMC Trust interest-only mortgage securities are entitled to receive 100 percent of coupon interest stripped from pools of FNMA and FHLMC mortgage-backed securities. At December 31, 1997 the Company's investment in FNMA and FHLMC Trust interest-only mortgage securities yielded 7.90 percent with related notional amounts aggregating $2.8 billion. These and certain other CMO investments were pledged to secure short-term borrowings as of December 31, 1997.

Unrealized gains on interest rate floors held as a partial hedge against declines in value of CMO investments increased by $54 million during 1997 which have been applied to the basis of the investments hedged. Through floor sales, $9.2 million of these gains were realized during 1997. At December 31, 1997 floors held as hedges of CMO investments had related notional amounts totaling $10.4 billion and unrealized gains of $52.4 million.

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

                            DECEMBER 31, 1997         DECEMBER 31, 1996
                         -----------------------  -------------------------
                                        WEIGHTED                   WEIGHTED
                         BORROWINGS     AVERAGE   BORROWINGS       AVERAGE
                         OUTSTANDING     RATE     OUTSTANDING       RATE
                         -----------    --------  -----------     --------
Agency Securities         $5,419,261     5.84%     $4,275,701     5.67%
Non-agency Securities        582,823     6.12         425,257     5.75
CMO investments              870,816     5.98         581,898     5.90
                          ----------               ----------
                          $6,872,900               $5,282,856
                          ==========               ==========

In 1997 Capstead Inc. increased its revolving line of credit agreement with an investment banking firm from $450 million to $625 million and extended the maturity one year to September 30, 1999. A fee was paid on a $275 million committed portion of this facility. The line is used primarily to finance acquisitions of mortgage servicing rights. Interest rates on borrowings under this facility are based on LIBOR with interest due monthly. Borrowings under this facility totaled $179,600,000 at 7.50 percent and $180,000,000 at 8.60 percent at December 31, 1997 and 1996, respectively. In addition, the Company may borrow against Derivative positions on an overnight basis from the counterparties to these instruments. Borrowings under such arrangements totaled $47,206,000 at December 31, 1997 at a weighted average rate of 5.90 percent. There were no such borrowings in 1996.

The weighted average effective interest rate on short-term borrowings secured by mortgage assets was 5.53 percent during both 1997 and 1996. Interest paid on short-term borrowings totaled $339,077,000, $279,160,000 and $217,028,000 during
1997, 1996 and 1995, respectively.

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

                                             DECEMBER 31
                                   -----------------------------
                                        1997             1996
                                   ------------     ------------
CMOs                               $  4,332,409     $  3,905,048
Accrued interest payable                 63,538           54,548
                                   ------------     ------------
   Total obligation                   4,395,947        3,959,596
Less unamortized discount               (86,492)         (97,704)
                                   ------------     ------------
                                   $  4,309,455     $  3,861,892
                                   ============     ============

Range of average interest rates    5.60% to 9.95%   5.70% to 9.88%
Range of stated maturities          2007 to 2027     2007 to 2025
Number of series                         33               34

The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption at the Company's option provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"). As a result, the actual maturity of any series is likely to occur earlier than its stated maturity. The average effective interest rate for all CMOs was 7.63 percent and 7.53 percent during 1997 and 1996, respectively. Interest paid on CMOs totaled $263,151,000, $304,670,000 and $351,477,000 during
1997, 1996 and 1995, respectively.

NOTE 8 -- DISCLOSURES REGARDING FAIR VALUES OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is often required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values.

The carrying amounts of cash and cash equivalents, receivables, payables and short-term borrowings approximate fair value. The fair value of mortgage investments, CMO investments and Derivatives was estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. The fair value of CMO collateral was based on projected cash flows after payment on the related CMOs determined using market discount rates and prepayment assumptions. The fair value of CMOs was based on the same method used for determining fair value for the CMO collateral adjusted for credit enhancements.

The following table summarizes fair value disclosures for financial instruments (in thousands):

                                     DECEMBER 31, 1997             DECEMBER 31, 1996
                                  ------------------------      ------------------------
                                  CARRYING         FAIR         CARRYING         FAIR
                                   AMOUNT          VALUE         AMOUNT          VALUE
                                  ---------      ---------      ---------      ---------
ASSETS:
   Cash and cash equivalents     $   17,377     $   17,377     $   21,003     $   21,003
   Receivables                      120,542        120,542         74,719         74,719
   Mortgage investments           6,114,130      6,115,048      4,840,417      4,842,637
   CMO collateral and
     investments                  5,195,436      5,253,299      4,501,646      4,460,497
   Derivatives                      207,343        203,375         56,049         52,310

LIABILITIES:
   Payables                          59,746         59,746        105,721        105,721
   Short-term borrowings          7,099,706      7,099,706      5,462,856      5,462,856
   CMOs                           4,309,455      4,413,285      3,861,892      3,872,482

The following table summarizes fair value disclosures for available-for-sale debt securities for the periods indicated (in thousands):

                                                                   GROSS         GROSS
                                                  UNREALIZED     UNREALIZED      FAIR
                                                    COST           GAINS         LOSSES           VALUE
                                                  ----------     ----------     ----------     ----------
AS OF DECEMBER 31, 1997
   Mortgage investments:
     Agency Securities:
       Fixed-rate                                 $  875,928     $    2,903     $    7,454     $  871,377
       Medium-term                                   615,360          1,678             46        616,992
       Adjustable-rate                             4,017,109         19,850          6,499      4,030,460
     Non-agency Securities:
       Fixed-rate                                     39,416            878              -         40,294
       Medium-term                                   222,054            398             28        222,424
       Adjustable-rate                               161,116          3,459              -        164,575
   CMO investments                                   891,213            332         67,917        823,628
                                                  ----------     ----------     ----------     ----------
                                                  $6,822,196     $   29,498     $   81,944     $6,769,750
                                                  ==========     ==========     ==========     ==========
AS OF DECEMBER 31, 1996
   Mortgage investments:
     Agency Securities:
       Fixed-rate                                 $  490,893        $     -     $   23,006     $  467,887
       Adjustable-rate                             3,858,339         20,977            489      3,878,827
     Non-agency Securities:
       Fixed-rate                                      4,144             44              -          4,188
       Medium-term                                   278,473            283            569        278,187
       Adjustable-rate                               128,110          2,691              -        130,801
   CMO collateral and investments                    653,748          2,119          7,651        648,216
                                                  ----------     ----------     ----------     ----------
                                                  $5,413,707     $   26,114     $   31,715     $5,408,106
                                                  ==========     ==========     ==========     ==========

The Company has the ability to hold mortgage assets for the foreseeable future and, therefore, does not expect to realize losses on security sales.

Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from related CMO indentures pursuant to Clean-up Calls and held as Non-agency Securities. The following table summarizes fair value disclosures for held-to-maturity debt securities for the periods indicated (in thousands):

                                               GROSS          GROSS
                                             UNREALIZED     UNREALIZED        FAIR
                                 COST          GAINS          LOSSES          VALUE
                              ----------     ----------     ----------     ----------
AS OF DECEMBER 31, 1997
   Pledged CMO Collateral     $4,371,808     $    2,988     $   48,955     $4,325,841
   Non-agency Securities         168,008            918              -        168,926
                              ----------     ----------     ----------     ----------
                              $4,539,816     $    3,906     $   48,955     $4,494,767
                              ==========     ==========     ==========     ==========


AS OF DECEMBER 31, 1996
   Pledged CMO Collateral     $3,853,430     $    3,150     $   54,889     $3,801,691
   Non-agency Securities          80,527          2,314             94         82,747
                              ----------     ----------     ----------     ----------
                              $3,933,957     $    5,464     $   54,983     $3,884,438
                              ==========     ==========     ==========     ==========


Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15 percent of its original issuance amounts. The following table summarizes disclosures related to the disposition of debt securities (in thousands):

                                                    1997           1996           1995
                                                 ----------     ----------     ----------
Sale of securities held available-for-sale:
   Amortized cost                                $1,920,097     $  624,151     $  784,600
   Gains                                             24,043         13,936          9,511
Redemption of callable agency notes and sale
   of released CMO collateral
   held-to-maturity:
   Amortized cost                                    73,324         64,753        320,843
   Gains                                              2,986          1,098            966

NOTE 9 - INCOME TAXES

Capstead and its qualified REIT subsidiaries file a separate federal income tax return that does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. Income taxes paid by the non-REIT subsidiaries during 1995 totaled $481,000. No income taxes were paid in 1997 and 1996. Effective tax rates will differ substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                 YEAR ENDED DECEMBER 31
                                         ------------------------------------
                                           1997          1996          1995
                                         --------      --------      --------
Income taxes computed at the federal
   statutory rate                        $ 55,974      $ 44,530      $ 27,241
Benefit of REIT status                    (46,893)      (35,384)      (21,712)
                                         --------      --------      --------
Income taxes computed on income
   of non-REIT subsidiaries                 9,081         9,146         5,529
Alternative minimum tax                         -             -           456
Benefit of previously unrecognized
   deferred income tax asset              (10,889)       (8,308)       (5,859)
Other                                       1,808          (838)          346
                                         --------      --------      --------
                                         $      -      $      -      $    472
                                         ========      ========      ========

Significant components of deferred income tax assets and liabilities are as follows (in thousands):

                                            DECEMBER 31
                                        -------------------
                                         1997         1996
                                        -------     -------
Deferred income tax assets:
   Net operating loss carryforwards     $31,762     $25,947
   Hedging transactions                   6,660       4,432
   Other                                  1,943       2,834
                                        -------     -------
                                         40,365      33,213
                                        -------     -------
Deferred income tax liabilities:
   Mortgage servicing rights             37,276      18,684
   Other                                      -         551
                                        -------     -------
                                         37,276      19,235
                                        -------     -------
Net deferred tax assets                 $ 3,089     $13,978
                                        =======     =======

Valuation allowance                     $ 3,089     $13,978
                                        =======     =======

At December 31, 1997 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of approximately $95 million, which expire beginning in the year 2007.

NOTE 10 - STOCKHOLDERS' EQUITY

The Series A Preferred Stock is entitled to a cumulative fixed dividend at an annual rate of $1.60, is eligible for conversion into 2.0421 shares of common stock and is nonvoting. The Series A Preferred Stock is currently redeemable at the Company's option at a redemption price of $16.40. During 1997, 62,109 shares of the Series A Preferred Stock were converted into 126,779 shares of common stock.

The Series B Preferred Stock is entitled to a cumulative fixed dividend at an annual rate of $1.26, is eligible for conversion into 0.7246 of 1 share of common stock and is nonvoting. The Series B Preferred Stock is currently redeemable at the Company's option at a redemption price of $12.50. During 1997, 7,683,296 shares of the Series B Preferred Stock were converted into 5,566,746 shares of common stock.

The weighted average shares used to calculate diluted net income per common share differs from weighted average common shares outstanding because of the dilutive effects of stock options and the potential conversion of preferred stock into common stock. Dilutive options increased weighted average shares by 1,101,000; 960,000 and 48,000 shares in 1997, 1996 and 1995, respectively. In
1997 and 1996 the assumed conversion of the Series A and B Preferred Stock increased weighted average shares by 15,665,000 and 22,224,000 shares, respectively. In 1995, only the Series A Preferred Stock was dilutive, the assumed conversion of which increased weighted average shares by 1,204,000 shares.

The Company utilizes several programs designed to raise new equity capital at favorable prices in order to enhance growth prospects for all stockholders. The following table summarizes capital raised through these programs for the periods indicated (dollars in thousands):

                                                    1997                      1996                      1995
                                           ---------------------     ----------------------      -------------------
                                                          NET                        NET                      NET
                                           SHARES       PROCEEDS       SHARES      PROCEEDS      SHARES     PROCEEDS
                                           ---------    --------     ---------     --------      -------    --------
COMMON STOCK:
   Dividend reinvestments                    810,791    $ 18,195       413,030     $ 8,326       156,227    $ 2,044
   Direct stock purchases                  2,565,434      63,121       647,289      12,091       458,654      6,223
   Structured equity shelf                 4,108,900      97,938     1,954,550      37,443        64,200        974
                                           ---------    --------     ---------     -------       -------    -------
                                           7,485,125     179,254     3,014,869      57,860       679,081      9,241
                                           =========    --------     =========     -------       =======    -------
SERIES B PREFERRED STOCK:
   Dividend reinvestments                    185,523       3,120       310,434       4,259       411,142      5,312
   Structured equity shelf                   646,500      11,079       309,200       4,877             -          -
                                           ---------    --------     ---------     -------       -------    -------
                                             832,023      14,199       619,634       9,136       411,142      5,312
                                           =========    --------     =========     -------       =======    -------
                                                        $193,453                   $66,996                  $14,553
                                                        ========                   =======                  =======

Dividend reinvestments allow existing stockholders to convert cash dividends into newly issued shares. Similarly, direct stock purchases allow investors the opportunity to acquire additional shares directly from the Company, subject to certain limitations. Structured equity shelf issuances represent new shares issued by the Company on a daily basis either directly into the market or in larger blocks to qualified buyers, subject to certain limitations. As a result of these programs, book value per share, before unrealized losses on debt securities held available-for-sale, rose from $11.14 per diluted share at December 31, 1994, to $13.12 at December 31, 1997. By profitably employing this additional capital, the Company has significantly enhanced its earnings capacity in aggregate and, more importantly, on a per share basis.

Option exercises by employees during 1997, 1996 and 1995 resulted in net additions to capital of $5,761,000, $7,246,000 and $147,000, respectively. During 1996 a 6-year option issued in 1992 to acquire 1,687,500 shares of common stock at $14.50 per share was reacquired from a non-affiliated holder at a cost of $6,506,000.

The Company's Charter provides that if the Board of Directors determines in good faith that the direct or indirect ownership of stock of Capstead has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of shares of common stock and/or preferred stock sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue shares of common stock and/or preferred stock to any person whose acquisition would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any shares of capital stock of Capstead necessary to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company sponsors stock plans for directors and employees to provide for the issuance of stock options and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 7,512,500 shares of common stock. Most of the outstanding stock options provide for the annual granting of dividend equivalent rights ("DERs") that permit the option holder to obtain additional shares of common stock based upon formulas set forth in the Plans (see below) and all options granted have terms and vesting requirements at the grant date of up to ten years. The following table provides information regarding stock option activity for the periods indicated:

                                                     NUMBER OF  WEIGHTED AVERAGE
                                                      SHARES     EXERCISE PRICE
                                                     ---------   --------------
As of December 31, 1994 (646,243 exercisable)        1,569,278      $13.16
   Granted                                             487,125       11.20
   Exercised                                           (17,944)       6.69
   Canceled                                            (34,508)      12.80
   DERs granted                                         55,472           -
                                                     ---------

As of December 31, 1995 (1,293,221 exercisable)      2,059,423       12.41
   Granted                                             821,250       15.42
   Exercised                                          (563,230)      12.23
   Canceled                                            (17,559)      12.01
   DERs granted                                         70,686           -
                                                     ---------

As of December 31, 1996 (1,716,334 exercisable)      2,370,570       13.12
   Granted                                             622,250       23.51
   Exercised                                          (431,568)      11.00
   Canceled                                             (1,125)      12.00
   DERs granted                                        188,328           -
                                                     ---------

As of December 31, 1997 (1,878,421 exercisable)      2,748,455       14.91
                                                     =========

Weighted average exercise price and remaining life information for significant option grants outstanding at December 31, 1997 were as follows:

                                                              WEIGHTED
                                                              AVERAGE
                                   OPTIONS       OPTIONS      EXERCISE    REMAINING
                                 OUTSTANDING   EXERCISABLE     PRICE     LIFE (YEARS)
                                 -----------   -----------   ----------  ------------
Options granted January 1997       622,250       164,000     $   23.53          9
Options granted January 1996       825,710       413,926         14.41          8
Options granted April 1994       1,089,202     1,089,202         11.07          6

In 1997 and 1996 the Company issued restricted stock grants for 201,000 and 144,000 shares, to all employees at grant date fair values averaging $24.35 and $21.50 per share, respectively, subject to restrictions as to continuous employment. Additionally, in 1996 the Company issued restricted stock grants for 262,500 shares of common stock to key officers at a grant date fair value of $15.42 per share, also subject to restrictions as to continuous employment. Restrictions generally expire over a period of 4 to 10 years from the date of grant. Compensation expense is recognized over the period restricted. At December 31, 1997 a total of 515,400 restricted shares were outstanding under these grants.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for stock awards. Accordingly, no compensation expense has been recognized for stock awards other than for DERs and restricted stock grants. Related compensation costs totaled $6,323,000, $6,032,000 and $798,000 in 1997, 1996 and 1995,
respectively. The effect of determining compensation cost for stock options granted since the beginning of 1995, including the accrual for DERs granted in January 1998, based upon the fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," would have been less than 3 cents per year on diluted net income per common share for 1997, 1996 and 1995. This effect on diluted net income per common share was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 10 to 12 percent, volatility factors of 27.8 to 32.5 percent, expected life assumptions of 3 to 5 years and risk-free rates of 5 to over 7 percent. This effect may not be representative of the pro forma effect on future net income.

In connection with a restructuring of long-term incentive compensation for key officers, on January 2, 1998 the Company canceled existing DER option grants totaling 452,627 shares (including 231,115 DER shares granted January 2, 1998) and eliminated the right to receive future DER award grants in exchange for cash settlements aggregating $10,524,000 and 452,627 shares of restricted common stock. The restricted stock vests over 5 years and is subject to certain restrictions including continuous employment. This restructuring was fully accrued in 1997 and is expected to result in lower compensation-related accruals in future periods.

The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50 percent of a participant's voluntary contribution up to a maximum of 6 percent of a participant's compensation and may make additional contributions of up to another 3 percent of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $634,000, $677,000 and $759,000 in 1997, 1996 and 1995, respectively.

NOTE 12 - NET INTEREST INCOME ANALYSIS (UNAUDITED)

The following table summarizes interest income and interest expense on mortgage assets and average effective interest rates for the periods indicated (dollars in thousands):

                                                               1997                        1996                         1995
                                                       --------------------        --------------------         -------------------
                                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                        AMOUNT       RATE           AMOUNT        RATE           AMOUNT      RATE
                                                       --------     -------        --------     -------         --------     ------
Interest income:
   Mortgage investments                                $339,980      6.28%         $303,212       6.41%         $242,805     6.51%
   CMO collateral and investments                       354,279      7.84           359,752       7.73           380,355     7.59
                                                       --------                    --------                     --------
     Total interest income                              694,259                     662,964                      623,160


Interest expense:
   Short-term borrowings                                329,635      5.53           267,525       5.53           216,650     6.04
   CMOs                                                 281,497      7.63           314,338       7.53           360,386     7.57
                                                       --------                    --------                     --------
     Total interest expense                             611,132                     581,863                      577,036
                                                              -                    --------                     --------
Net interest                                           $ 83,127                    $ 81,101                     $ 46,124
                                                       ========                    ========                     ========

The following table summarizes the changes in interest income and interest expense due to changes in interest rates versus changes in volume for the periods indicated (in thousands):

                                               1997/1996*                                1996/1995*
                                  ------------------------------------      ------------------------------------
                                   RATE          VOLUME        TOTAL          RATE        VOLUME          TOTAL
                                  --------      --------      --------      --------      --------      --------
Interest income:
   Mortgage investments           $ (6,163)     $ 42,931      $ 36,768      $ (3,936)     $ 64,343      $ 60,407
   CMO collateral
     and investments                 5,117       (10,590)       (5,473)        7,014       (27,617)      (20,603)
                                  --------      --------      --------      --------      --------      --------
       Total interest income        (1,046)       32,341        31,295         3,078        36,726        39,804
                                  --------      --------      --------      --------      --------      --------
Interest expense:
   Short-term borrowings                 -        62,110        62,110       (19,609)       70,484        50,875
   CMOs                              4,002       (36,843)      (32,841)       (2,035)      (44,013)      (46,048)
                                  --------      --------      --------      --------      --------      --------
       Total interest expense        4,002        25,267        29,269       (21,644)       26,471         4,827
                                  --------      --------      --------      --------      --------      --------
Net interest                      $ (5,048)     $  7,074      $  2,026      $ 24,722      $ 10,255      $ 34,977
                                  ========      ========      ========      ========      ========      ========

* THE CHANGE IN INTEREST DUE TO BOTH VOLUME AND RATE HAS BEEN ALLOCATED TO VOLUME AND RATE CHANGES IN PROPORTION TO THE RELATIONSHIP OF THE ABSOLUTE DOLLAR AMOUNTS OF THE CHANGE IN EACH.

NOTE 13 - QUARTERLY RESULTS (UNAUDITED)

The following is a summary of quarterly results of operations (in thousands, except percentages and per share amounts):

                                                YEAR ENDED DECEMBER 31, 1997
                                     --------------------------------------------------
                                      FIRST        SECOND         THIRD          FOURTH
                                     QUARTER       QUARTER       QUARTER        QUARTER
                                     --------      --------      --------      --------
Interest income                      $165,281      $163,015      $175,915      $190,048
Interest and related expenses         143,015       142,902       154,865       175,505
Net margin on mortgage assets          22,266        20,113        21,050        14,543
Net margin on mortgage servicing
   operations                          14,042        13,565        16,253        15,563
Other revenues                          3,420         9,549         6,620        12,147
Net income                             37,388        39,671        41,867        41,000

Net income per common share:*
   Basic                                 0.65          0.67          0.68          0.63
   Diluted                               0.58          0.60          0.61          0.57

Return on average stockholders'
   equity                               19.76%        19.79%        19.58%        17.81%

                                                YEAR ENDED DECEMBER 31, 1996
                                     --------------------------------------------------
                                      FIRST        SECOND         THIRD          FOURTH
                                     QUARTER       QUARTER       QUARTER        QUARTER
                                     --------      --------      --------      --------
Interest income                      $166,384      $166,259      $165,104      $165,217
Interest and related expenses         151,006       149,322       145,467       143,816
Net margin on mortgage assets          15,378        16,937        19,637        21,401
Net margin on mortgage servicing
   operations                           9,955        11,164        13,310        14,694
Other revenues                          4,754         7,270         2,734         4,965
Net income                             26,828        32,173        32,428        35,798

Net income per common share:*
   Basic                                 0.47          0.61          0.62          0.66
   Diluted                               0.45          0.53          0.53          0.57

Return on average stockholders'
   equity                               16.12%        19.01%        18.72%        19.82%

* NET INCOME PER COMMON SHARE AMOUNTS FOR 1996 AND FIRST THREE QUARTERS OF 1997 HAVE BEEN RESTATED TO CONFORM WITH SFAS 128.

NOTE 14 - MARKET AND DIVIDEND INFORMATION (UNAUDITED)

The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 3,804 holders of record of the Company's common stock at December 31, 1997. In addition, depository companies held stock for 47,322 beneficial owners. The high and low stock sales prices and dividends declared on common stock for the periods indicated were as follows:

                                 YEAR ENDED DECEMBER 31, 1997                  YEAR ENDED DECEMBER 31, 1996
                            --------------------------------------       --------------------------------------
                             STOCK PRICES                                 STOCK PRICES
                            ---------------------        DIVIDENDS        --------------------        DIVIDENDS
                              HIGH          LOW          DECLARED           HIGH         LOW          DECLARED
                            ---------     -------       ----------        --------      ------       -----------
First quarter               $ 25  3/8     $19 1/2          $0.58           $17 1/4      $14.42        $0.46 2/3
Second quarter                25  1/4      19 7/8           0.59 1/2        19 1/2       14.33         0.53 1/3
Third quarter                 27 13/16     24 1/2           0.61            22 1/2       17.42         0.55
Fourth quarter                27  1/4      17 5/16          0.61 1/2        24 5/8       20 3/4        0.56 1/2

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
            (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE AMOUNTS)



                                                              YEAR ENDED DECEMBER 31
                                 -------------------------------------------------------------------------------
                                    1997              1996             1995            1994              1993
                                 -----------      -----------      -----------      -----------      -----------
SELECTED CONSOLIDATED
   STATEMENT OF INCOME
   DATA:
   Interest income               $   694,259      $   662,964      $   623,160      $   557,001      $   574,826
   Interest and related
     expenses                        616,287          589,606          588,421          488,224          511,160
   Net margin on mortgage
     assets                           77,972           73,358           34,739           68,777           63,666
   Net margin on mortgage
     servicing                        59,422           49,122           41,253           21,019           (1,056)
   Gain on sales and
     other revenues                   31,737           19,721           16,468           14,178           64,573
   Net income                        159,926          127,228           77,359           85,579           94,256
   Net income per common
     share:*
     Basic                       $      2.62      $      2.37      $      1.10      $      1.36      $      1.64
     Diluted                            2.35             2.07             1.09             1.34             1.59
   Return on average
     stockholders' equity              19.12%           18.41%           11.91%           13.27%           14.65%
   Cash dividends paid per
     share:*
     Common                      $      2.40        $    2.11 1/2     $   1.09 1/3  $      1.42 2/3  $      1.62 2/3
     Series A Preferred                 1.60             1.60             1.60             1.60             1.60
     Series B Preferred                 1.26             1.26             1.26             1.26             1.26
   Average number of common
     shares outstanding:*
     Basic                            51,257           38,317           34,631           34,316           33,871
     Diluted                          68,023           61,501           35,883           35,720           35,748
SELECTED CONSOLIDATED
   BALANCE SHEET DATA:
   Mortgage investments          $ 6,114,130      $ 4,840,417      $ 4,556,049      $ 3,310,629      $ 2,875,428
   CMO collateral
     and investments               5,195,436        4,501,646        4,796,925        5,265,458        3,962,679
   Mortgage servicing rights         684,765          637,979          423,360          282,969           25,146
   Total assets                   12,357,515       10,157,338        9,903,606        8,943,858        6,980,324
   Short-term borrowings           7,099,706        5,462,856        4,628,782        3,190,582        2,443,807
   Collateralized mortgage
     obligations                   4,309,455        3,861,892        4,538,863        5,102,145        3,891,134
   Stockholders' equity              888,608          726,869          664,724          563,675          638,190
MORTGAGE SERVICING DATA:
   Primary servicing
     portfolio                   $42,059,027      $35,562,597      $25,557,629      $14,392,182      $ 2,393,267
   Subservicing portfolio         11,834,091        2,155,873                -                -                -


* NET INCOME PER COMMON SHARE AND AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AMOUNTS PRIOR TO 1997 HAVE BEEN RESTATED AS REQUIRED TO COMPLY WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128, "EARNINGS PER SHARE." FOR FURTHER DISCUSSION OF NET INCOME PER COMMON SHARE, SEE THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. AMOUNTS HAVE BEEN ADJUSTED FOR 3-FOR-2 COMMON STOCK SPLITS EFFECTIVE OCTOBER 30, 1995 AND JULY 31, 1996.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS



FINANCIAL CONDITION

The Company's business plan is to build a mortgage banking operation with investments in mortgage servicing and mortgage assets with the goal of producing reasonably balanced operating results in a variety of interest rate environments.

During 1997 long-term mortgage interest rates peaked in late spring and then declined nearly 1 1/2 percentage points by early January 1998 which has spurred prepayments on the Company's mortgage and CMO investments and its mortgage servicing portfolio. In March 1997 the Federal Reserve increased short-term interest rates 1/4 of 1 percentage point and the Company's borrowing rates remained at or above 5 1/2 percent for the remainder of the year. This relatively flat interest rate yield curve environment, where short-term interest rates are equal to long-term interest rates has significantly narrowed the net interest margin earned by the Company on its mortgage investments. Adjustable-rate mortgage ("ARM") mortgage-backed securities have been particularly hard hit by prepayments because homeowners are finding that it has become increasingly advantageous to refinance into lower rate fixed-rate mortgage loans. As a result, purchase premiums paid by the Company for ARM securities must be amortized to income sooner than originally anticipated (see "Effects of Interest Rate Changes").

In light of expected high prepayments on ARM securities, the Company began expanding its investment focus in the third quarter of 1997 to include more medium-term and fixed-rate mortgage securities and more interest rate hedges were acquired to provide additional protection for mortgage servicing and CMO investments should mortgage interest rates continue declining. This restructuring is continuing in the first quarter of 1998. The Company does not believe that the current flat yield curve environment will persist indefinitely and that it will steepen at some point allowing net interest margins to recover to more acceptable levels (see "Effects of Interest Rate Changes").

The Company commenced mortgage servicing operations in 1993 and through steady growth has become one of the 20 largest mortgage servicers in the country with a total mortgage servicing portfolio of $53.9 billion (including primary servicing and subservicing), an increase of $16.2 billion from the prior year. The primary mortgage servicing portfolio (which excludes pending transfers and subservicing) increased to $42.1 billion with a weighted average interest rate of 7.43 percent and earning an average annual service fee, excluding ancillary revenue and earnings on escrows, (the "Average Service Fee") of 30.8 basis points. The December 31, 1997 balance of mortgage servicing rights related to this portfolio was $685 million (163 basis points, or a 5.3 multiple of the Average Service
Fee).

Primary mortgage servicing portfolio run-off, consisting of prepayments and scheduled payments on mortgage loans serviced, was 12.82 percent in 1997, up from 12.12 percent in 1996. During the fourth quarter of 1997, portfolio run-off increased to 15.11 percent, up from 14.13 percent in the third quarter of 1997, reflecting the recent further decline in mortgage interest rates. Derivative financial instruments, specifically interest rate floors, are held as a partial hedge against prepayment risk (see "Effects of Interest Rate Changes"). Outstanding hedge positions, with a $10.9 billion notional amount, carried a $28.3 million unrealized gain at December 31, 1997 that has been applied to the basis of the Company's investment in mortgage servicing rights.

During 1996 the Company entered into a subservicing arrangement with a large national mortgage conduit. As of December 31, 1997, the subservicing portfolio totaled $11.8 billion. An advantage of subservicing arrangements is that further growth and enhanced efficiencies can be achieved without the capital investment and prepayment risk associated with owning additional mortgage servicing rights. This arrangement is viewed by the Company as a confirmation of the quality and cost effectiveness of the mortgage servicing operation and could lead to other such relationships in the future.

As of December 31, 1997, holdings of mortgage investments totaled $6.1 billion with ARM mortgage-backed securities representing $4.2 billion of the total. As noted above, beginning in the third quarter of 1997 the Company began acquiring more medium-term and fixed-rate mortgage securities, such that as of December 31, 1997, medium-term and fixed-rate mortgage securities represented 31 percent of total mortgage investments, up from 18 percent at June 30, 1997 and 15 percent at December 31, 1996. During 1997 the Company acquired a total of $4.3 billion of mortgage-backed securities issued by government-sponsored entities, either the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") or the Government National Mortgage Association (collectively, "Agency Securities") and $190 million of medium-term, AAA-rated fixed-rate private mortgage securities (together with AAA-rated private mortgage pass-through securities, referred to as "Non-agency Securities").

Prior to 1995 the Company had been an active issuer of collateralized mortgage obligations ("CMOs") and other securities backed by jumbo mortgage loans. The Company retained residual interests in these securitizations consisting primarily of interest-only and principal-only mortgage securities. Other than occasional CMO issuances (see below) or modest issuances of previously held residual interests, the Company has not been an active issuer of CMOs since 1994. In lieu of issuing CMOs, the Company has increased its CMO investments (defined as CMO collateral and investments, net of related bonds) by acquiring interest-only mortgage securities. During the year ended December 31, 1997, the Company acquired $575 million of FNMA and FHLMC Trust interest-only mortgage securities, which represent the right to receive 100 percent of coupon interest stripped from pools of FNMA or FHLMC mortgage-backed securities. After considering these acquisitions, CMO issuances, run-off and sales, as well as changes in market value, total CMO investments increased $246 million during 1997 to $886 million. Derivative financial instruments, specifically interest rate floors, are held as a partial hedge against prepayment risk on interest-only mortgage securities (see "Effects of Interest Rate Changes"). Outstanding hedge positions, with a $10.4 billion notional amount, carried a $52.4 million unrealized gain at December 31, 1997 that has been applied to the basis of the Company's investment in interest-only securities.

Since the Company exited the jumbo mortgage loan conduit business in 1995, it has maintained several finance subsidiaries with remaining capacity to issue CMOs and other securitizations ("securitization shelves"). In an effort to recover costs associated with these securitization shelves, and to add to the Company's CMO administration activities, the Company may, from time to time, purchase mortgage loans from originators or conduits and issue CMOs or other securities backed by these loans. The Company may or may not retain any residual economic interest in these securitizations. In the latter half of 1997, the Company completed two such CMO transactions totaling $1.1 billion.

The following table summarizes the Company's utilization of capital at December 31, 1997 (in thousands):

                                                                               CAPITAL
                                             ASSETS         BORROWINGS         EMPLOYED
                                           -----------     -----------       -----------
Mortgage investments:
   Agency Securities:
     Fixed-rate                            $   871,377     $   863,655       $     7,722
     Medium-term                               616,992         598,144            18,848
     Adjustable-rate                         4,030,460       3,957,462            72,998
   Non-agency securities:
     Fixed-rate                                 82,954          83,955            (1,001)
     Medium-term                               347,772         339,444             8,328
     Adjustable-rate                           164,575         159,424             5,151
CMO collateral and investments               5,195,436       5,180,271*           15,165
Derivative financial instruments               207,343          47,206           160,137
Mortgage servicing rights                      684,765         188,023**         496,742

                                           $12,201,674     $11,417,584           784,090
                                           ===========     ===========
Other assets, net of other liabilities                                           104,518
                                                                             -----------
Total stockholders' equity                                                   $   888,608
                                                                             ===========


*    INCLUDES APPROXIMATELY $871 MILLION OF RELATED SHORT-TERM BORROWINGS.
** REPRESENTS AMOUNTS OWED UNDER CONTRACTS FOR BULK PURCHASES OF MORTGAGE SERVICING RIGHTS AND $179.6 MILLION DRAWN ON A $625 MILLION LINE OF CREDIT SECURED BY EXISTING MORTGAGE SERVICING RIGHTS.

During the years ended December 31, 1997 and 1996, the Company raised $200.5 million and $75.1 million, respectively, of new capital through its dividend reinvestment and stock purchase programs, open market sales and stock compensation programs. As a result, book value per common share, before unrealized losses on debt securities held available-for-sale, rose $1.92 during these two years to $13.12 per diluted share at December 31, 1997. The proceeds from these issuances were profitably employed to increase investments in mortgage assets and mortgage servicing, significantly enhancing the Company's earning capacity in aggregate, and more importantly, on a per share basis. Assuming favorable equity market conditions continue, the Company anticipates raising additional capital in 1998. Because the Company distributes virtually all of its net income in dividends, it is important that the Company access the capital markets at favorable prices to continue its growth.

Securities held available-for-sale were carried at a net unrealized loss of $52.4 million at December 31, 1997, a net decline of $46.8 million from December 31, 1996. Underlying this change was a $21.6 million increase in value of fixed-rate and medium-term mortgage investments held available-for-sale that was more than offset by a $6.4 million decline in value of ARM investments and a $62 million decline in value of CMO investments held available-for-sale. This reflects the impact of recent declines in mortgage interest rates on market values of these securities, as discussed above, along with purchase and sale activity (see "Effects of Interest Rate Changes"). The Company has the ability to hold mortgage assets for the foreseeable future; therefore, it does not expect to realize losses on security sales.

RESULTS OF OPERATIONS

Comparative net operating results (interest income or fee revenues, net of related interest expense and, in the case of mortgage servicing and CMO administration, related direct and indirect operating expenses) by source were as follows (in thousands, except percentages and per share amounts):

                                                       YEAR ENDED DECEMBER 31
                                              -----------------------------------------
                                                 1997            1996            1995
                                              ---------       ---------       ---------
Agency Securities                             $  31,892       $  35,082       $  12,589
Non-agency Securities                             5,867           9,867           9,743
CMO investments                                  40,213          28,409          12,407
Mortgage servicing                               59,422          49,122          41,253
Gain on sales and other                          28,485          16,316          12,823
CMO administration                                3,252           3,405           3,645
                                              ---------       ---------       ---------
   Contribution to income                       169,131         142,201          92,460
Other operating expenses                         (9,205)        (14,973)        (15,101)
                                              ---------       ---------       ---------
     Net income                               $ 159,926       $ 127,228       $  77,359
                                              =========       =========       =========
Net income per common share:*
   Basic                                      $    2.62       $    2.37       $    1.10
   Diluted                                         2.35            2.07            1.09
   Return on average stockholders' equity         19.12%          18.41%          11.91%

* NET INCOME PER COMMON SHARE FOR ALL PERIODS HAS BEEN PRESENTED IN CONFORMITY WITH THE PROVISIONS OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128 "EARNINGS PER SHARE."

1997 COMPARED TO 1996

Operating results for 1997 reached record levels easily surpassing 1996 results. Net income of $159.9 million represents an increase of 25.7 percent over the prior year while diluted net income per common share increased 13.5 percent. Much of the improvement in operating results is attributable to the profitable investment of new capital raised over the past two years into mortgage assets and mortgage servicing. However, the benefit of larger holdings of mortgage assets was offset somewhat by a narrowing of financing spreads due to high levels of prepayments and higher short-term borrowing rates (see above, "Financial Condition"). Likewise, mortgage servicing results, while benefiting from significant growth in the servicing portfolio over the past two years, were hampered to some extent by higher amortization of mortgage servicing rights due to high prepayments. Lower long-term interest rates allowed for greater gain on sales in 1997 compared to prior years.


Agency Securities contributed less to income during 1997 than in 1996. The benefit to operating results of an $891 million (22 percent) increase in average holdings of these securities during 1997 was offset by declining financing spreads primarily because of higher prepayments (see above, "Financial Condition"). Additionally, lower 6-month LIBOR and 1-year U.S. Treasury rates have led to declining yields on ARM securities because underlying ARM loans reset periodically to those indexes. Finally, yields on acquisitions of newly created ARM securities have trended lower because many of these securities have initial mortgage interest rates below the referenced indexes (referred to as "teaser-rate ARM securities"). During 1997 financing spreads averaged only 20 basis points lower at 61 basis points; however, financing spreads for the fourth quarter of 1997 were 65 basis points lower at 28 basis points than spreads achieved in the fourth quarter of 1996. Agency

Securities yields averaged 6.18 percent during 1997, compared to 6.24 percent during 1996, while borrowing rates were higher at 5.57 percent, compared to 5.43 percent during 1996.

Non-agency Securities contributed less to income during 1997 than in 1996 due primarily to a 13 basis point decrease in financing spreads and a 30 percent reduction in the average outstanding portfolio. As a result of asset sales and run-off, the average outstanding portfolio was $476 million during 1997, compared to $682 million in 1996. Average yields for this portfolio (calculated including mortgage insurance costs) were 6.96 percent during 1997, compared to
7.01 percent during 1996, while average borrowing rates were higher at 5.75 percent during 1997, compared to 5.67 percent during 1996.

Net CMO investments contributed substantially more to income in 1997 than in 1996 primarily because of substantial investments made during the past two years in interest-only mortgage securities (see above, "Financial Condition"). Average holdings of interest-only mortgage securities increased over 100 percent during 1997 to $723 million from $346 million during 1996, while average yields for this portfolio (after hedging costs) declined to 10.24 percent during 1997 from
11.85 percent during 1996. Yields were negatively impacted by higher prepayments and increased hedging costs.

Higher mortgage servicing results reflect continued growth in this operation (see above, "Financial Condition"). Revenues increased to $173 million in 1997, compared to $131 million in 1996. Servicing expenses also increased, but not to the same extent as revenues, reflecting further efficiencies gained in the servicing process with continued growth in the servicing portfolio. Amortization of mortgage servicing rights of $65 million during 1997 was higher than the $45 million recorded in 1996 due to portfolio growth and higher levels of prepayments caused by lower prevailing mortgage interest rates. Greater use of external borrowings secured by the mortgage servicing portfolio to finance portfolio growth contributed to higher borrowing costs in 1997 compared to 1996.

Operating expenses during 1997 were lower than 1996 primarily because of lower compensation-related accruals.

During 1997 the Company sold $2.0 billion of mortgage assets consisting of Agency Securities, Non-agency Securities and interest-only mortgage securities for gains totaling $27.0 million. This compares to sales of mortgage assets totaling $667 million during 1996 for gains of $14.9 million. Derivative financial instruments held for trading purposes contributed $708,000 to operating results during 1997 compared to $1.1 million during 1996. These instruments (primarily interest rate floors) tend to decrease in value in a rising interest rate environment and increase in value when interest rates fall (see "Effects of Interest Rate Changes").

1996 COMPARED TO 1995

Operating results for 1996 improved substantially over those achieved in 1995. Improved interest spreads on a larger mortgage investment portfolio, together with improved mortgage servicing results, contributed to significantly higher net income compared to 1995. Modest 1/4 of 1 percentage point reductions in short-term interest rates by the Federal Reserve in July and December 1995 and again in January 1996 contributed to improved interest spreads by lowering average borrowing rates by nearly 1/2 of 1 percentage point to 5.53 percent. Investment yields remained fairly steady. Increased investments in interest-only mortgage securities also contributed to the Company's improved profitability.

Higher mortgage servicing results reflected an over 47 percent increase in the total mortgage servicing portfolio to $37.7 billion at December 31, 1996. Revenues increased to $131 million in 1996, compared to $88 million in 1995. Servicing expenses also increased, but not to the same extent as revenues, reflecting efficiencies gained in the servicing process with the strong servicing portfolio growth. Amortization of mortgage servicing rights of $45 million during 1996 was higher than the $27 million recorded in 1995 due to portfolio growth and higher levels of prepayments caused by lower prevailing mortgage interest rates. Greater use of external borrowings secured by the mortgage servicing portfolio to finance portfolio growth contributed to higher borrowing costs in 1996 compared to 1995.

Operating expenses in 1996 were marginally lower than in 1995 despite higher compensation-related accruals because of the November 1995 closure of a mortgage conduit unit and, to a lesser extent, the closure of a telephone origination unit in the second quarter of 1996. These two decisions also reduced requirements for loan loss provisions. In addition, with the growth of the mortgage servicing operation, more indirect operating costs were identified with that unit than in 1995.

During 1996 the Company sold $667 million of mortgage assets compared to sales in 1995 totaling $1.0 billion. Higher gain on sales reflects lower interest rates experienced during 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds include monthly principal and interest payments on mortgage investments, short-term borrowings, excess cash flows on CMO investments, servicing fees and other revenue from mortgage servicing, proceeds from sales of mortgage assets and equity offerings (see above, "Financial Condition"). The Company currently believes that these funds are sufficient for growth of the mortgage servicing portfolio, the acquisition of mortgage assets, repayments on short-term borrowings, the payment of cash dividends as required for Capstead's continued qualification as a Real Estate Investment Trust ("REIT") and common stock repurchases, if any, as described below. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

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

At December 31, 1997 the mortgage servicing operation had available $445 million of a $625 million revolving line of credit agreement with an investment banking firm that matures September 30, 1999. The line is to be used primarily to finance acquisitions of mortgage servicing rights on a collateralized basis. The agreement requires, among other things, that the mortgage servicing operation maintain certain financial ratios and specified levels of unencumbered servicing rights. The mortgage servicing operation is in compliance with all requirements. Interest rates on borrowings under this facility are based on LIBOR.

In 1996 the board of directors of the Company approved the repurchase of up to 1 million shares of common stock to fund employee stock option and stock grant programs. As of December 31, 1997 no such share repurchases had occurred.

EFFECTS OF INTEREST RATE CHANGES

Changes in interest rates may impact the Company's earnings in various ways. The Company's earnings depend, in part, on the difference between the interest received on mortgage investments and the interest paid on related short-term borrowings. The resulting spread may be reduced in a rising interest rate environment. Because a substantial portion of the Company's mortgage investments are ARM mortgage securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on underlying ARM loans. Since ARM loans generally limit the amount of such increase during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying ARM loans resulting in a negative financing spread. The Company may invest in derivative financial instruments ("Derivatives") from time to time, specifically interest rate caps, as a hedge against rising interest rates on a portion of its short-term borrowings.
Interest rate caps increase in value as related interest rates rise and decline in value when such rates fall.

Another effect of changes in interest rates is that, as interest rates decrease, the rate of prepayment of mortgage loans underlying mortgage investments generally increases. To the extent the proceeds of prepayments on mortgage investments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments, earnings may be adversely affected. Because prolonged periods of high prepayments can significantly reduce the expected life of mortgage investments, the actual yields realized can be lower due to faster amortization of purchase premiums. In addition, the rates of interest earned on ARM investments generally will decline during periods of falling interest rates as the underlying ARM loans reset at lower rates. The Company may, from time to time, sell mortgage assets. This may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as values of mortgage assets fluctuate with changes in interest rates.

Changes in interest rates also impact earnings recognized from CMO investments, which consist primarily of fixed-rate CMO residuals and interest-only mortgage securities. The amount of income that may be generated from the typical CMO residual is dependent upon the rate of principal prepayments on the underlying mortgage collateral. If mortgage interest rates fall significantly below interest rates on the collateral, principal prepayments will increase, reducing or eliminating the overall return on the investment in the CMO residual. This is due primarily to the acceleration of the amortization of bond discounts, a noncash item, as bond classes are repaid more rapidly than originally anticipated. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO residual because of an increase in time over which the Company receives the larger positive interest spread.

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

The above discussion regarding how changes in interest rates impact mortgage assets also applies to the Company's investment in mortgage servicing rights. When interest rates rise, periodic amortization of amounts paid for mortgage servicing rights is less since the average lives of the related mortgage loans tend to be longer and earnings from temporarily held cash balances will be greater. Under these conditions, mortgage servicing rights become more valuable. Conversely, lower interest rates will spur prepayments thus reducing the time the Company can service the related loans. Sustained periods of high prepayments can result in losses on the Company's investment in mortgage servicing rights, particularly since this investment is evaluated for impairment on a disaggregated basis and impairment charges are necessary if the recorded amount for an individual servicing stratum exceeds its fair value.

The Company's business plan is to build a mortgage banking operation with investments in mortgage servicing and mortgage assets with the goal of producing reasonably balanced operating results in a variety of interest rate environments. The Company supplements its business plan from time to time with Derivatives held for trading purposes or to hedge certain assets, principally interest-only mortgage securities and mortgage servicing rights. Most Derivatives used by the Company are interest rate floors that decrease in value when interest rates rise and increase in value when rates decline. Other Derivatives acquired from time to time may include interest rate caps, treasury futures contracts and options, written options on mortgage assets or various other Derivatives available in the market place that are compatible with the Company's risk management objectives. In instances where such Derivatives are designated as hedges, any changes in value will adjust the basis of the assets hedged. In instances where Derivatives are held for trading purposes, changes in value will be recorded in income as they occur, which could increase income volatility.

OTHER

Many existing computer software programs use only two digits to identify the year in date fields and, as such, could fail or create erroneous results by or at the Year 2000. The Company utilizes a number of software systems to service mortgage loans, administer securitizations and manage its mortgage assets. The Company has made and will continue to make investments in its software systems and applications to ensure the Company is Year 2000 compliant. In addition, the Company has taken steps to ensure that the vendors it utilizes in various capacities and institutions that it interfaces with are also taking the necessary steps to become Year 2000 compliant. This process is expected to be essentially complete by mid-1998. The financial impact of becoming Year 2000 compliant has not been and is not expected to be material to the Company or results of operations.

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of unforeseen external factors. These factors may include, but are not limited to, changes in general economic conditions, fluctuations in interest rates, increases in costs and other general competitive factors.