Form 10-K/A, Exhibit 13
period 1997-12-31
CAPSTEAD MORTGAGE CORP
filed 1999-03-30
CIK 766701

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

                                                       /s/ ERNST & YOUNG LLP


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
                              ==========     ==========     ==========     ==========


Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15 percent of its original issuance amounts. The following table summarizes disclosures related to the disposition of debt securities (in thousands):

                                                          YEAR ENDED DECEMBER 31
                                                 ----------------------------------------
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

NOTE 12 - NET INTEREST INCOME ANALYSIS (UNAUDITED)

The following table summarizes interest income and interest expense on mortgage assets and average effective interest rates for the periods indicated (dollars in thousands):

                                                               1997                        1996                         1995
                                                       --------------------        --------------------         -------------------
                                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                        AMOUNT       RATE           AMOUNT        RATE           AMOUNT      RATE
                                                       --------     -------        --------     -------         --------     ------
Interest income:
   Mortgage investments                                $339,980      6.28%         $303,212       6.41%         $242,805     6.51%
   CMO collateral and investments                       354,279      7.84           359,752       7.73           380,355     7.59
                                                       --------                    --------                     --------
     Total interest income                              694,259                     662,964                      623,160


Interest expense:
   Short-term borrowings                                329,635      5.53           267,525       5.53           216,650     6.04
   CMOs                                                 281,497      7.63           314,338       7.53           360,386     7.57
                                                       --------                    --------                     --------
     Total interest expense                             611,132                     581,863                      577,036
                                                       --------                    --------                     --------
Net interest                                           $ 83,127                    $ 81,101                     $ 46,124
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

The following table summarizes the Company's utilization of capital at December 31, 1997 (in thousands):

                                                                               CAPITAL
                                             ASSETS         BORROWINGS         EMPLOYED
                                           -----------     -----------       -----------
Mortgage investments:
   Agency Securities:
     Fixed-rate                            $   871,377     $   863,655       $     7,722
     Medium-term                               616,992         598,144            18,848
     Adjustable-rate                         4,030,460       3,957,462            72,998
   Non-agency securities:
     Fixed-rate                                 82,954          83,955            (1,001)
     Medium-term                               347,772         339,444             8,328
     Adjustable-rate                           164,575         159,424             5,151
CMO collateral and investments               5,195,436       5,180,271*           15,165
Derivative financial instruments               207,343          47,206           160,137
Mortgage servicing rights                      684,765         188,023**         496,742
                                           -----------     -----------      ------------
                                           $12,201,674     $11,417,584           784,090
                                           ===========     ===========
Other assets, net of other liabilities                                           104,518
                                                                             -----------
Total stockholders' equity                                                   $   888,608
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