Form 10-K, Exhibit 13
period 1998-12-31
CAPSTEAD MORTGAGE CORP
filed 1999-03-31
CIK 766701

                                                                      EXHIBIT 13

                 CAPSTEAD MORTGAGE CORPORATION AND SUBSIDIARIES

                                 PORTIONS OF THE

                          ANNUAL REPORT TO STOCKHOLDERS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                         REPORT OF INDEPENDENT AUDITORS



Stockholders and Board of Directors
Capstead Mortgage Corporation


     We have audited the accompanying consolidated balance sheet of Capstead Mortgage Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                           /s/ ERNST & YOUNG LLP


Dallas, Texas
February 4, 1999

                         CAPSTEAD MORTGAGE CORPORATION


                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (In thousands, except per share amounts)



                                                                                      Year Ended December 31
                                                                              ---------------------------------------
                                                                                 1998          1997           1996
                                                                              ---------      ---------      ---------
INTEREST INCOME:
   Mortgage securities and other investments                                  $ 311,807      $ 339,980      $ 303,212
   CMO collateral and investments                                               355,391        354,279        359,752
                                                                              ---------      ---------      ---------
       Total interest income                                                    667,198        694,259        662,964

INTEREST AND RELATED EXPENSE:
   Short-term borrowings:
     Mortgage securities and other investments                                  291,125        300,391        255,481
     CMO investments                                                             22,733         29,244         12,044
   Collateralized mortgage obligations                                          340,248        281,497        314,338
   Mortgage insurance and other                                                   5,469          5,155          7,743
                                                                              ---------      ---------      ---------
       Total interest and related expense                                       659,575        616,287        589,606
                                                                              ---------      ---------      ---------
         Net margin on mortgage assets and other investments                      7,623         77,972         73,358
                                                                              ---------      ---------      ---------
MORTGAGE BANKING REVENUE                                                        206,089        172,916        130,553
                                                                              ---------      ---------      ---------
MORTGAGE SERVICING EXPENSE:
   Servicing expense                                                             28,679         25,889         20,187
   Amortization and impairment of mortgage servicing rights
     and related expense                                                        319,886         64,892         44,795
   Gain on financial instruments held to offset the effects of impairment      (173,424)            --             --
   Interest                                                                      19,127         22,713         16,449
                                                                              ---------      ---------      ---------
       Total mortgage servicing expense                                         194,268        113,494         81,431
                                                                              ---------      ---------      ---------
         Net margin on mortgage banking operations                               11,821         59,422         49,122
                                                                              ---------      ---------      ---------
OTHER OPERATING REVENUE (EXPENSE):
   Gain (loss) on sale of mortgage assets and related derivative
     financial instruments                                                     (245,261)        27,737         15,991
   Impairment on CMO investments                                                 (4,051)            --             --
   CMO administration and other                                                   4,598          4,000          3,730
   Other operating expense                                                       (9,494)        (9,205)       (14,973)
                                                                              ---------      ---------      ---------
       Total other operating revenue (expense)                                 (254,208)        22,532          4,748
                                                                              ---------      ---------      ---------
NET INCOME (LOSS)                                                             $(234,764)     $ 159,926      $ 127,228
                                                                              =========      =========      =========

Net income (loss)                                                             $(234,764)     $ 159,926      $ 127,228
Less cash dividends on preferred stock                                          (22,342)       (25,457)       (36,356)
                                                                              ---------      ---------      ---------

Net income available (loss attributable) to common stockholders               $(257,106)     $ 134,469      $  90,872
                                                                              =========      =========      =========
NET INCOME (LOSS) PER COMMON SHARE:
   Basic                                                                      $   (4.22)     $    2.62      $    2.37
   Diluted                                                                        (4.22)          2.35           2.07
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
   Basic                                                                         60,948         51,257         38,317
   Diluted                                                                       60,948         68,023         61,501


See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION


                           CONSOLIDATED BALANCE SHEET

                    (In thousands, except per share amounts)



                                                                           December 31
                                                                   ------------------------------
                                                                       1998              1997
                                                                   ------------      ------------

ASSETS
   Mortgage securities and other investments                       $  2,369,602      $  6,114,130
   CMO collateral and investments                                     4,571,274         5,195,436
                                                                   ------------      ------------
                                                                      6,940,876        11,309,566

   Mortgage servicing rights                                                 --           669,062
   Prepaids, receivables and other                                       59,526           361,510
   Cash and cash equivalents                                             73,385            17,377
   Restricted cash and cash equivalents                                  26,500                --
                                                                   ------------      ------------
                                                                   $  7,100,287      $ 12,357,515
                                                                   ============      ============

LIABILITIES
   Short-term borrowings                                           $  1,839,868      $  7,099,706
   Collateralized mortgage obligations                                4,521,324         4,309,455
   Accounts payable and accrued expenses                                 58,894            59,746
                                                                   ------------      ------------
                                                                      6,420,086        11,468,907
                                                                   ------------      ------------

STOCKHOLDERS' EQUITY
   Preferred stock - $0.10 par value;
     100,000 shares authorized:
       $1.60 Cumulative Preferred Stock, Series A,
         374 and 408 shares issued and outstanding
         ($6,134 aggregate liquidation preference)                        5,228             5,698
       $1.26 Cumulative Convertible Preferred Stock, Series B,
         17,298 and 17,081 shares issued and outstanding
         ($196,851 aggregate liquidation preference)                    193,196           189,800
   Common stock - $0.01 par value; 100,000 shares authorized;
     60,546 and 58,541 shares issued and outstanding                        605               585
   Paid-in capital                                                      787,677           732,295
   Undistributed income (loss)                                         (305,287)           12,676
   Accumulated other comprehensive income (loss)                         (1,218)          (52,446)
                                                                   ------------      ------------
                                                                        680,201           888,608
                                                                   ------------      ------------

                                                                   $  7,100,287      $ 12,357,515
                                                                   ============      ============




See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                    (In thousands, except per share amounts)


                                                                       Three Years Ended December 31, 1998
                                                              ------------------------------------------------------


                                                              Preferred       Common        Paid-in   Undistributed
                                                                Stock          Stock        Capital    Income (Loss)
                                                              ---------      ---------     ---------  --------------

        BALANCE AT JANUARY 1, 1996                            $ 337,750      $     353     $ 321,222     $  (2,503)
        Comprehensive income:
           Net income                                                --             --            --       127,228
           Other comprehensive income (loss):
             Change in unrealized loss on debt
               securities, net of reclassification amount            --             --            --            --

                 Total comprehensive income
        Cash dividends:
           Common ($2.11 1/2 per share)                              --             --            --       (83,787)
           Preferred:
             Series A ($1.60 per share)                              --             --            --          (804)
             Series B ($1.26 per share)                              --             --            --       (35,552)
        Conversion of preferred stock                           (80,490)            54        80,412            --
        Additions to capital                                      9,136             40        59,411            --
                                                              ---------      ---------     ---------     ---------
        BALANCE AT DECEMBER 31, 1996                            266,396            447       461,045         4,582
        Comprehensive income:
           Net income                                                --             --            --       159,926
           Other comprehensive income (loss):
             Change in unrealized loss on debt
               securities, net of reclassification amount            --             --            --            --

                 Total comprehensive income
        Cash dividends:
           Common ($2.40 per share)                                  --             --            --      (126,375)
           Preferred:
             Series A ($1.60 per share)                              --             --            --          (683)
             Series B ($1.26 per share)                              --             --            --       (24,774)
        Conversion of preferred stock                           (85,097)            57        85,040            --
        Additions to capital                                     14,199             81       186,210            --
                                                              ---------      ---------     ---------     ---------
        BALANCE AT DECEMBER 31, 1997                            195,498            585       732,295        12,676
        Comprehensive loss:
           Net loss                                                  --             --            --      (234,764)
           Other comprehensive income (loss):
             Change in unrealized loss on debt
               securities, net of reclassification amount            --             --            --            --

                 Total comprehensive loss
        Cash dividends:
           Common ($1.00 per share)                                  --             --            --       (60,857)
           Preferred:
             Series A ($1.60 per share)                              --             --            --          (610)
             Series B ($1.26 per share)                              --             --            --       (21,732)
        Conversion of preferred stock                            (1,111)             1         1,110            --
        Net additions to capital                                  4,037             19        54,272            --
                                                              ---------      ---------     ---------     ---------
        BALANCE AT DECEMBER 31, 1998                          $ 198,424      $     605     $ 787,677     $(305,287)
                                                              =========      =========     =========     =========

                                                         Three Years Ended December 31, 1998
                                                         -----------------------------------
                                                              Accumulated
                                                                 Other
                                                              Comprehensive
                                                               Income (Loss)    Total
                                                              --------------   ---------

        BALANCE AT JANUARY 1, 1996                               $   7,902      $ 664,724
        Comprehensive income:
           Net income                                                   --        127,228
           Other comprehensive income (loss):
             Change in unrealized loss on debt
               securities, net of reclassification amount          (13,503)       (13,503)
                                                                                ---------
                 Total comprehensive income                                       113,725
        Cash dividends:
           Common ($2.11[OBJECT OMITTED] per share)                     --        (83,787)
           Preferred:
             Series A ($1.60 per share)                                 --           (804)
             Series B ($1.26 per share)                                 --        (35,552)
        Conversion of preferred stock                                   --            (24)
        Additions to capital                                            --         68,587
                                                                 ---------      ---------
        BALANCE AT DECEMBER 31, 1996                                (5,601)       726,869
        Comprehensive income:
           Net income                                                   --        159,926
           Other comprehensive income (loss):
             Change in unrealized loss on debt
               securities, net of reclassification amount          (46,845)       (46,845)
                                                                                ---------
                 Total comprehensive income                                       113,081
        Cash dividends:
           Common ($2.40 per share)                                     --       (126,375)
           Preferred:
             Series A ($1.60 per share)                                 --           (683)
             Series B ($1.26 per share)                                 --        (24,774)
        Conversion of preferred stock                                   --             --
        Additions to capital                                            --        200,490
                                                                 ---------      ---------
        BALANCE AT DECEMBER 31, 1997                               (52,446)       888,608
        Comprehensive loss:
           Net loss                                                     --       (234,764)
           Other comprehensive income (loss):
             Change in unrealized loss on debt
               securities, net of reclassification amount           51,228         51,228
                                                                                ---------
                 Total comprehensive loss                                        (183,536)
        Cash dividends:
           Common ($1.00 per share)                                     --        (60,857)
           Preferred:
             Series A ($1.60 per share)                                 --           (610)
             Series B ($1.26 per share)                                 --        (21,732)
        Conversion of preferred stock                                   --             --
        Net additions to capital                                        --         58,328
                                                                 ---------      ---------
        BALANCE AT DECEMBER 31, 1998                             $  (1,218)     $ 680,201
                                                                 =========      =========

See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION


                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)


                                                                                          Year Ended December 31
                                                                              ---------------------------------------------
                                                                                  1998            1997              1996
                                                                              -----------      -----------      -----------
OPERATING ACTIVITIES:
   Net income (loss)                                                          $  (234,764)     $   159,926      $   127,228
   Noncash items:
     Impairment on CMO investments                                                  4,051               --               --
     Amortization and impairment of mortgage servicing rights
       and related costs                                                          319,886           64,892           44,795
     Amortization of discount and premium                                         134,693          114,603           61,520
     Depreciation and other amortization                                            5,010            3,585            3,670
   Gain on sale of financial instruments held to offset the effects
     of impairment of mortgage servicing rights                                  (173,424)              --               --
   Gain on sale of mortgage servicing rights and mortgage
     banking operations                                                            (2,877)              --               --
   Loss (gain) on sale of mortgage assets and related
     derivative financial instruments                                             245,261          (27,737)         (15,991)
   Net change in prepaids, receivables, other assets, accounts
     payable and accrued expenses                                                 112,183          (26,994)           8,364
                                                                              -----------      -----------      -----------
         Net cash provided by operating activities                                410,019          288,275          229,586
                                                                              -----------      -----------      -----------
INVESTING ACTIVITIES:
   Purchases of mortgage securities and other investments                      (4,797,684)      (4,467,187)      (1,813,735)
   Purchases of CMO collateral and investments                                 (1,305,865)      (1,684,295)        (521,539)
   Purchases of mortgage servicing rights                                        (106,498)        (139,997)        (251,505)
   Purchases of derivative financial instruments                                  (78,396)        (112,417)         (49,301)
   Principal collections on mortgage investments                                2,112,469        1,459,956          975,640
   Proceeds from sales of mortgage assets                                       6,924,038        2,020,450          730,807
   Proceeds from sales and settlement of derivative financial instruments         239,481           34,191            6,782
   Proceeds from sale of mortgage servicing rights and mortgage
     banking operations                                                           582,772               --               --
   CMO collateral:
     Principal collections                                                      1,187,988          537,817          552,430
     Decrease in accrued interest receivable                                        8,367            4,724            5,119
     Decrease (increase) in short-term investments                                    721           (4,546)          13,650
                                                                              -----------      -----------      -----------
         Net cash provided (used) by investing activities                       4,767,393       (2,351,304)        (351,652)
                                                                              -----------      -----------      -----------
FINANCING ACTIVITIES:
   Increase (decrease) in short-term borrowings                                (5,259,838)       1,636,850          834,074
   Increase (decrease) in mortgage servicing acquisitions payable                  (8,363)         (63,374)          23,899
   Collateralized mortgage obligations:
     Issuances of securities                                                    1,494,853        1,109,411           41,323
     Principal payments on securities                                          (1,299,115)        (673,119)        (723,881)
     Increase (decrease) in accrued interest payable                              (11,977)           2,253            1,383
   Capital stock transactions                                                      46,235          199,214           67,712
   Dividends paid                                                                 (83,199)        (151,832)        (120,143)
                                                                              -----------      -----------      -----------
         Net cash provided (used) by financing activities                      (5,121,404)       2,059,403          124,367
                                                                              -----------      -----------      -----------
Net change in cash and cash equivalents                                            56,008           (3,626)           2,301
Cash and cash equivalents at beginning of year                                     17,377           21,003           18,702
                                                                              -----------      -----------      -----------
Cash and cash equivalents at end of year                                      $    73,385      $    17,377      $    21,003
                                                                              ===========      ===========      ===========


See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                               December 31, 1998



                               NOTE 1 -- BUSINESS

Capstead Mortgage Corporation, a mortgage investment firm, earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. Declining long-term interest rates throughout much of 1998 kept long-term interest rates at or below short-term interest rates for most of the year. This unfavorable interest rate environment led to significantly higher mortgage prepayment rates, which negatively impacted yields and asset valuations on most of the Company's mortgage assets, particularly on the Company's mortgage servicing and interest-only mortgage-backed securities portfolios. These market conditions contributed to liquidity issues for the mortgage finance industry as the availability of financing diminished for all but the highest quality mortgage assets. In response to these market conditions, the Company reduced its mortgage asset portfolios, which included the disposition of a large portfolio of interest-only mortgage-backed securities at a substantial loss, and in December 1998 completed the sale of its mortgage banking operations for a modest gain (see NOTE 3 and 5).

     The Company entered 1999 with substantial liquidity but diminished earning capacity. In early 1999, the Company began to increase holdings of high quality mortgage-backed securities and may continue to do so. The Company also announced a common and preferred stock repurchase program (see NOTE 10), and that it is evaluating a number of opportunities to acquire or make strategic investments in a variety of real estate-related investments and entities, although there can be no assurance that the Company will make any such investments.

                         NOTE 2 -- ACCOUNTING POLICIES

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

USE OF ESTIMATES

     The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles. The amortization of premiums and discounts on mortgage assets and CMOs, as well as the amortization of mortgage servicing rights (see NOTE 3), is based on estimates of future movements in interest rates and of how resulting

                         CAPSTEAD MORTGAGE CORPORATION


rates will impact prepayments on underlying mortgage loans. Actual results could differ from those estimates. As was the case in 1998, prepayments could rise to levels that could adversely affect profitability.

MORTGAGE ASSETS

     Mortgage assets held in the form of mortgage-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase and periodically reevaluates such designation. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains (losses) reported as a separate component of Accumulated other comprehensive income (loss) in stockholders' equity. Mortgage loans are carried at the lower of cost or market determined on an aggregate basis.

     Interest income is recorded as income when earned. Any premium or discount is recognized as an adjustment to interest income by the interest method over the life of the related mortgage asset. Realized gains (losses) are included in Other operating revenue (expense). The cost of assets sold is based on the specific identification method.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less.

RESTRICTED CASH AND CASH EQUIVALENTS

     Restricted cash and cash equivalents represents cash and highly liquid investments held in escrow in connection with the sale of the mortgage banking operations. These funds are scheduled to be released from escrow over an 18-month period ending July 1, 2000 provided the acquirers of the mortgage banking operations have not made claims against these funds under the terms of the related sale agreements (see NOTE 3).

MORTGAGE SERVICING RIGHTS

     Prior to the December 1998 sale of the mortgage banking operations (see
NOTE 3), the cost of acquiring mortgage servicing rights was capitalized and amortized in proportion to and over the period of estimated net servicing income. Estimated net servicing income was evaluated periodically and adjustments were made to the rate of amortization. Mortgage servicing rights were evaluated for impairment on a disaggregated basis by predominant risk characteristics. A valuation allowance was established through a charge to operating results to the extent that the recorded amount for servicing rights within an individual stratum exceeded fair value. Fair values were established through use of a discounted cash flow valuation model that incorporated assumptions the Company believed market participants used in estimating the fair value of future net servicing income including assumptions regarding prepayment speeds, discount rates and servicing costs. For impairment evaluation purposes, the Company stratified its servicing portfolio based on term, interest rate and loan type (fixed-rate versus adjustable-rate).

                         CAPSTEAD MORTGAGE CORPORATION


DERIVATIVE FINANCIAL INSTRUMENTS

     The Company may acquire derivative financial instruments ("Derivatives") for risk management purposes. Derivatives acquired from time to time may include interest rate floors and caps; U.S. Treasury futures contracts and options; written options on mortgage assets or various other Derivatives available in the market place that are compatible with the Company's risk management objectives. Realized and unrealized gains (losses) on Derivatives not designated as hedges are taken directly to operating results as a component of either Gain on financial instruments held to offset the effects of impairment or Gain (loss) on sale of mortgage assets and related derivative financial instruments. Realized and unrealized gains (losses) on Derivatives designated as hedges reduce (increase) the carrying amount of the assets hedged. Ongoing correlation and effectiveness of such Derivatives are measured by comparing the change in value of the hedges with the change in value of the assets hedged. Should a hedge prove ineffective, hedge accounting would cease and the change in value of the hedge instruments would be taken to operating results.

     Prior to selling nearly all of its investments in interest-only mortgage securities and its investment in mortgage servicing rights in June 1998 and December 1998, respectively, the Company held interest rate floors to help offset the effects of falling mortgage interest rates on the value of designated portions of these investments. Beginning in July 1998, the Company supplemented the floor positions with 10-year U.S. Treasury note futures contracts ("Treasury Note Futures") to help mitigate the effects of further declines in mortgage interest rates on the value of mortgage servicing rights (see NOTE 3 and 5). Interest rate floors generally increase in value when interest rates decline. Because interest rate floors are one-sided options, a holder of such instruments has exposure to loss that is limited to the current basis in the instruments. A holder may receive cash payments from counterparties should certain specified interest rates fall below specified levels. Any such payments received by the Company are accrued and taken directly to operating results as indicated above or, for Derivatives designated as hedges, as a component of interest income on CMO investments or amortization expense of mortgage servicing rights. Treasury Note Futures generally increase in value when interest rates decline and decrease in value when interest rates rise. Unlike interest rate floors, Treasury Note Futures are two-sided options where the holder has unlimited exposure to changes in interest rates and is subject to daily margin calls.

     To a limited extent, the Company has used interest rate caps to partially protect against rising interest rates on short-term borrowings. Interest rate caps generally increase in value when interest rates rise. Like interest rate floors, interest rate caps are one-sided options where the holder's exposure is limited to the current basis in the instruments. A holder may receive cash payments from counterparties should certain specific interest rates rise above specified levels. Any such payments, if received by the Company, will be accrued and taken to operating results, or for hedges, as a separate component of interest expense on short-term borrowings.

     The cost of acquiring Derivatives designated as hedges is taken as a charge to operating results as a component of the related hedged item over the contractual lives of these instruments. The fair value of Derivatives are included in Prepaids, receivables and other on the balance sheet. The Company has credit risk associated with the counterparties to Derivatives. The Company manages credit risk by dealing only with large, financially sound investment banking firms.

                         CAPSTEAD MORTGAGE CORPORATION


BORROWINGS

     CMOs and short-term borrowings are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to interest expense by the interest method over the expected term of the related borrowings.

MORTGAGE BANKING REVENUE

     Prior to the December 1998 sale of the mortgage banking operations (see
NOTE 3), the Company earned mortgage banking revenue for servicing and, to a lesser extent, originating single-family residential mortgage loans. Mortgage banking revenue represents fees received for servicing mortgage loans, interest earned on temporarily-held cash balances, income earned from originating and selling mortgage loans and other ancillary income customary to mortgage banking operations. Also included in mortgage banking revenue in 1998 is the gain on the sale of this operation (see NOTE 3). Servicing fees were calculated based on a contractual percentage of the outstanding monthly principal balance of mortgage loans serviced and recognized as income when collected. Other mortgage revenue was recorded on the accrual basis.

INCOME TAXES

     Income taxes are accounted for using the liability method, and deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Capstead and its qualified real estate investment trust ("REIT") subsidiaries have elected to be taxed as a REIT and intend to continue to do so. As a result of this election, Capstead is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. It is Capstead's policy to distribute 100 percent of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead and its qualified REIT subsidiaries. Capstead's non-REIT subsidiaries file a separate consolidated federal income tax return and are subject to income taxes.

STOCK-BASED COMPENSATION

     Compensation cost for stock-based awards is generally measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock and is recognized as compensation expense as the awards vest and restrictions lapse.

NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
(loss), after deducting preferred stock dividends, by the weighted average number of common shares outstanding after retroactively giving effect to stock splits. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of

                         CAPSTEAD MORTGAGE CORPORATION


common shares and common stock equivalents outstanding, after retroactively giving effect to stock splits, and assuming conversion of the $1.60 Cumulative Preferred Stock, Series A ("Series A Preferred Stock") and the $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B Preferred Stock") if the effects of conversion are dilutive. The Series A and B Preferred Stock was not considered convertible for purposes of calculating diluted net loss per common share in 1998 because the effects of conversion were antidilutive.

RECLASSIFICATION AND STOCK SPLITS

     Certain amounts for prior years have been reclassified to conform to the 1998 presentation. On October 30, 1995 and July 31, 1996, the Company completed 3-for-2 common stock splits. The affected capital accounts as well as all references to the number of common shares and share amounts in the accompanying consolidated financial statements and related notes have been restated to reflect the stock splits.

RECENT ACCOUNTING PRONOUNCEMENTS

     On January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting of comprehensive income and its components in financial statements. As the term currently relates to the Company, comprehensive income (loss) consists of net income (loss) plus the change in unrealized gain (loss) on debt securities classified as available-for-sale (see NOTE 8). The adoption of SFAS 130 has not had any impact on the results of operations or financial position of the Company.

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for Derivatives and hedging activities. It requires that an entity recognizes all Derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a Derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) a hedge of the exposure to variable cash flows of a forecasted transaction; or (iii) in certain circumstances, a hedge of a foreign currency exposure. This statement will become effective for the Company's fiscal year ending December 31, 2000. The adoption of SFAS 133 is not expected to have a material impact on the financial position of the Company.

                 NOTE 3 -- SALE OF MORTGAGE BANKING OPERATIONS

     On December 21, 1998 the Company's subsidiary Capstead Inc. closed the sale of its investment in mortgage servicing rights to GMAC Mortgage Corporation ("GMACMC"), an affiliate of GMAC Mortgage Group, Inc., (a wholly-owned subsidiary of General Motors Acceptance Corporation ("GMAC")). Under the terms of the sale, the Company subserviced this mortgage servicing portfolio for GMACMC for the month of December 1998. On December 31, 1998 Capstead Inc. closed the sale of its mortgage banking operations to another GMAC affiliate, Homecomings Financial Network, Inc. ("Homecomings"). A gain of $2.9 million on these transactions was recorded as a component of Mortgage banking

                         CAPSTEAD MORTGAGE CORPORATION


revenue. Homecomings is a wholly-owned subsidiary of Residential Funding Corporation ("RFC"). Capstead Inc. has had a long-term subservicing relationship with RFC, subservicing approximately $19 billion of RFC's single-family mortgage loans just prior to the sale.

     After retiring indebtedness related to the primary mortgage servicing portfolio, related hedge instruments and loan production financing, and after certain transaction costs, these transactions generated net cash proceeds of approximately $500 million. Of these proceeds, $26.5 million is being held in escrow for a period of up to 18 months to secure related indemnifications. Pursuant to the servicing portfolio sale agreement, a prepayment protection settlement payment of $16 million was remitted to GMACMC in February 1999. This prepayment protection settlement was provided for in the determination of the gain on these transactions, along with (i) other contract settlement provisions (principally concerned with pricing adjustments on mortgage servicing rights acquisition agreements and final settlement on operating assets acquired and obligations assumed by the buyers), (ii) anticipated costs associated with exiting the mortgage banking operations (see below), and (iii) transaction-related expenses including costs associated with the acceleration of benefits of restricted stock grants to employees (see NOTE 11).

     In addition to the $16 million accrual for prepayment protection settlement, included in Accounts payable and accrued expenses at December 31, 1998 is an accrual of approximately $7.2 million for other contract settlement provisions and anticipated costs associated with mortgage servicing and mortgage loan origination related contractual obligations incurred prior to the sale. These costs include (i) completing trailing document work associated with the primary mortgage servicing portfolio, (ii) completing payoff processing for loans paid off prior to the sale, (iii) providing tax information to mortgagors and vendors for calendar year 1998 and (iv) indemnifying GMACMC for costs of mortgage loan buyback requests by investors in excess of existing indemnifications by the originators of the loans. The Company is unaware of any other material indemnification-related claims that may arise prior to the release of the funds held in escrow.

                         CAPSTEAD MORTGAGE CORPORATION

     The following table provides information regarding the primary mortgage servicing portfolio (which excludes subservicing) and the related investment in mortgage servicing rights (dollars in thousands):

                                                      Unpaid                            Mortgage
                                                     Principal          Number          Servicing
                                                      Balance          of Loans           Rights
                                                   ------------      ------------      ------------

    Loans serviced at December 31, 1996            $ 35,562,597           366,373      $    626,094
       Additions                                     11,479,030           113,530           134,388
       Results of hedging activity                           --                --           (33,387)
       Runoff/amortization*                          (4,982,600)          (38,626)          (58,033)
                                                   ------------      ------------      ------------
    Loans serviced at December 31, 1997              42,059,027           441,277           669,062
       Additions:
         Purchases                                    4,409,143            37,877            91,640
         Loan production                                995,927             9,447            14,858
       Runoff/amortization*                          (9,370,200)          (80,584)          (88,040)
       Impairment reserve (see below)                        --                --          (224,733)
       Results of hedging activity (see below)               --                --            (1,141)
       Sale of mortgage servicing portfolio         (38,093,897)         (408,017)         (461,646)
                                                   ------------      ------------      ------------
    Loans serviced at December 31, 1998            $         --                --      $         --
                                                   ============      ============      ============

     * Excludes related amortization expense associated with loan setup and hedging activities.

     During 1998 the Company recorded impairment charges totaling $224.7 million reflecting the loss in value of its investment in mortgage servicing rights caused by increasingly high rates of current and anticipated future mortgage prepayments. Derivatives, specifically interest rate floors, were held to offset the effects of falling mortgage interest rates on the value of a designated portion of the servicing portfolio and were accorded hedge accounting treatment through May of 1998. Early in 1998, and particularly in the second quarter, these instruments under-performed relative to the loss in value of the servicing rights they were intended to hedge due primarily to an overabundance of other Derivatives in the marketplace, which effectively limited fair value increases for the interest rate floors held by the Company. As a result, these Derivatives no longer met hedge accounting criteria requiring high ongoing correlation and, beginning in June 1998, changes in value of these instruments were included in operating results rather than recorded as an adjustment to the carrying amount of the servicing asset.

     In response to unfavorable market conditions (see NOTE 1), in July 1998 the Company began to actively manage an expanded portfolio of U.S. Treasury-based financial instruments that included interest rate floors, Treasury Note Futures and 10-year U.S. Treasury notes to help mitigate the effects of further declines in mortgage interest rates on the value of the mortgage servicing rights. Substantially all of these instruments were sold by year-end, including approximately $80 million in interest rate floors and Treasury Note Futures positions sold to GMACMC. During 1998 the Company realized gains of $119.5 million on interest rate floors and Treasury Note Futures and $53.9 million on the sale of U.S. Treasury notes, net of related taxes of $1.6 million. These gains are recorded as Gain on financial instruments held to offset the effects of impairment of mortgage servicing rights.

     Prior to the sale of the mortgage banking operations, the Company maintained segregated escrow deposits that were held in bank trust accounts. At December 31, 1997 escrow and

                         CAPSTEAD MORTGAGE CORPORATION


fiduciary funds for loans serviced totaled $725 million, which were excluded from the accompanying 1997 consolidated balance sheet.

              NOTE 4 -- MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage securities and other investments and the related average effective interest rates (calculated for the indicated year including mortgage insurance costs on non-agency securities and excluding unrealized gains and losses) were as follows (dollars in thousands):


                                           Principal         Premium             Cost            Carrying
                                            Balance         (Discount)           Basis             Amount
                                         -------------     -------------     -------------      -------------
                                                                                                      *
DECEMBER 31, 1998
   Agency and U.S. Treasury
     securities:
     U.S. Treasury notes                 $          --     $          --      $         --      $          --
     Fixed-rate                                397,648              (731)          396,917            400,345
     Medium-term                               313,947             3,597           317,544            318,033
     Adjustable-rate                         1,487,582            30,985         1,518,567          1,509,807
   Non-agency securities:
     Fixed-rate                                 34,826               (11)           34,815             35,671
     Medium-term                                    --                --                --                 --
     Adjustable-rate                                --                --                --                 --
     Mortgage loans held
       for sale***                             105,892              (146)          105,746            105,746
                                         -------------     -------------     -------------      -------------
                                         $   2,339,895     $      33,694     $   2,373,589      $   2,369,602
                                         =============     =============     =============      =============
DECEMBER 31, 1997 Agency securities:
     Fixed-rate                          $     880,298     $      (4,370)    $     875,928      $     871,377
     Medium-term                               607,858             7,502           615,360            616,992
     Adjustable-rate                         3,937,013            80,096         4,017,109          4,030,460
   Non-agency securities:
     Fixed-rate                                 81,608               467            82,075             82,954
     Medium-term                               346,961               441           347,402            347,772
     Adjustable-rate                           159,947             1,169           161,116            164,575
                                         -------------     -------------     -------------      -------------
                                         $   6,013,685     $      85,305     $   6,098,990      $   6,114,130
                                         =============     =============     =============      =============

                                                                   Average
                                                Average           Effective
                                                 Coupon              Rate
                                              -------------      -------------
                                                   **                 **
DECEMBER 31, 1998
   Agency and U.S. Treasury
     securities:
     U.S. Treasury notes                                --%              5.40%
     Fixed-rate                                       6.50               6.51
     Medium-term                                      6.60               5.94
     Adjustable-rate                                  7.06               5.55
   Non-agency securities:
     Fixed-rate                                       8.57               7.86
     Medium-term                                        --               6.29
     Adjustable-rate                                    --               6.81
     Mortgage loans held
       for sale***                                    6.77               6.78



DECEMBER 31, 1997 Agency securities:
     Fixed-rate                                       6.51%              6.55%
     Medium-term                                      6.67               6.34
     Adjustable-rate                                  7.02               6.12
   Non-agency securities:
     Fixed-rate                                       8.67               8.59
     Medium-term                                      6.78               6.58
     Adjustable-rate                                  7.79               7.12




*    Includes mark-to-market, if applicable (see NOTE 8).

** Average Coupon is calculated as of the indicated balance sheet date. Average Effective Rate is calculated for the year then ended.

*** Represents loans originated prior to the sale of the mortgage banking operations in December 1998. All such loans have been subsequently sold.

     The Company classifies its mortgage securities by interest rate characteristics of the underlying single-family residential mortgage loans. Fixed-rate mortgage securities either (i) have fixed rates of interest for their entire terms, (ii) have an initial fixed-rate period of 10 years after origination and then adjust annually based on a specified margin over 1-year U.S. Treasury Securities ("1-year Treasuries"), or (iii) were previously classified as medium-term and have adjusted to a fixed rate for the remainder of their terms. Medium-term mortgage securities either (i) have an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over 1-year Treasuries, (ii) have initial

                         CAPSTEAD MORTGAGE CORPORATION


interest rates that adjust one time, approximately 5 years following origination of the mortgage loan, based on a specified margin over Fannie Mae yields for 30-year, fixed-rate commitments at the time of adjustment, or (iii) fixed-rate mortgage securities that have expected weighted average lives of 5 years or less. Adjustable-rate mortgage securities either (i) adjust semiannually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR"), (ii) adjust annually based on a specified margin over 1-year Treasuries, or (iii) were previously classified as medium-term and have begun adjusting annually based on a specified margin over 1-year Treasuries.

     Agency and U.S. Treasury securities consist of mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"), and U.S. government-issued fixed-rate securities, commonly referred to as U.S. Treasury notes or bonds (collectively, "Agency and U.S. Treasury Securities"). Agency Securities have no foreclosure risk. Non-agency securities consist of (i) private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers, (ii) other AAA-rated private mortgage securities, or (iii) single-family residential mortgage loans held for sale in connection with loan production activities (collectively, "Non-agency Securities"). The maturity of mortgage-backed securities is directly affected by the rate of principal prepayments on the underlying loans.

                    NOTE 5 -- CMO COLLATERAL AND INVESTMENTS

     CMO collateral consists of (i) fixed-rate, medium-term and adjustable-rate mortgage-backed securities collateralized by single-family residential mortgage loans and (ii) related investments, both pledged to secure CMO borrowings ("Pledged CMO Collateral"). CMO investments have included investments in Agency Trust interest-only mortgage securities and investments in other CMO securities such as other agency and private-issue interest-only and principal-only mortgage securities. Agency Trust interest-only mortgage securities are entitled to receive 100 percent of coupon interest stripped from pools of Agency Securities. The components of CMO collateral and investments are summarized as follows (in thousands):

                                                                  December 31
                                                          -------------------------
                                                             1998           1997
                                                          ----------     ----------

    Pledged CMO Collateral:
       Pledged mortgage securities                        $4,507,337     $4,326,696
       Short-term investments                                 14,879         15,600
       Accrued interest receivable                            27,361         26,760
                                                          ----------     ----------
                                                           4,549,577      4,369,056
       Unamortized premium                                    11,830          2,752
                                                          ----------     ----------
                                                           4,561,407      4,371,808
    CMO investments:
       Agency Trust interest-only mortgage securities             --        809,757
       Other CMO investments                                   9,867         13,871
                                                          ----------     ----------
                                                          $4,571,274     $5,195,436
                                                          ==========     ==========

     All principal and interest on pledged mortgage securities is remitted directly to a collection account maintained by a trustee. The trustee is responsible for reinvesting those funds in short-term investments. All collections on the pledged mortgage securities and the

                         CAPSTEAD MORTGAGE CORPORATION


reinvestment income earned thereon are available for the payment of principal and interest on CMO borrowings. Pledged mortgage securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged. The Company has retained only $1.3 million of credit risk in the form of subordinated bonds associated with these securities. The weighted average effective interest rate for total Pledged CMO Collateral was 7.27 percent and
7.38 percent during 1998 and 1997, respectively.

     The value of interest-only mortgage securities, which trade in a market with relatively few participants, was significantly depressed in 1998 by increasingly high rates of current and anticipated future mortgage prepayments and sales of such securities by a number of large market participants. Late in the second quarter of 1998, the Company committed to the sale of its entire $1.0 billion Agency Trust interest-only mortgage securities portfolio at a loss of $251.9 million, net of related gains on Derivatives, and during the third quarter of 1998 the Company wrote down to fair value its remaining investment in interest-only mortgage securities through an other-than-temporary impairment charge of $4.1 million. Derivatives, specifically interest rate floors, were held to help offset the effects of falling mortgage interest rates on the value of interest-only mortgage securities and were accorded hedge accounting treatment through March of 1998. Early in 1998, and particularly in the second quarter, these instruments under-performed relative to the loss in value of the assets they were intended to hedge due primarily to an overabundance of other Derivatives in the marketplace, which effectively limited fair value increases for the interest rate floors held by the Company. As a result, these Derivatives no longer met hedge accounting criteria requiring high ongoing correlation and, beginning in April 1998, changes in value of these instruments were included in operating results rather than recorded as an adjustment to the carrying amount of the hedged assets. Such changes in value totaled $28.3 million during the second quarter of 1998 prior to the sale of the Agency Trust interest-only mortgage securities portfolio and are included in Gain (loss) from sale of mortgage assets and related derivative financial instruments.

                        NOTE 6 -- SHORT-TERM BORROWINGS

     Short-term borrowings are primarily made under uncommitted repurchase arrangements with investment banking firms pursuant to which the Company pledges mortgage assets as collateral. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis.

                         CAPSTEAD MORTGAGE CORPORATION


     Repurchase arrangements, all of which had maturities of less than 31 days, and the related average effective interest rates are classified by type of collateral as follows (dollars in thousands):

                                      December 31, 1998                   December 31, 1997
                                -------------------------------     ------------------------------
                                                       Weighted                           Weighted
                                 Borrowings             Average      Borrowings            Average
                                Outstanding              Rate       Outstanding              Rate
                                -----------            --------     -----------           --------
    Agency Securities         $   1,839,868              5.47%     $   5,419,261              5.84%
    Non-agency Securities                --                --            582,823              6.12
    CMO investments                      --                --            870,816              5.98
                              -------------                        -------------
                              $   1,839,868                        $   6,872,900
                              =============                        =============

     With the December 1998 sale of the mortgage banking operations, Capstead Inc. canceled its revolving line of credit agreement with an investment banking firm that was secured by mortgage servicing rights. Interest rates on borrowings under this facility were based on LIBOR with interest due monthly. At December 31, 1997, borrowings under this facility totaled $179,600,000 at 7.50 percent. In addition, the Company borrowed against Derivative positions on an overnight basis from the counterparties to these instruments. Borrowings under such arrangements totaled $47,206,000 at a weighted average rate of 5.90 percent at December 31, 1997.

     The weighted average effective interest rate on short-term borrowings secured by mortgage assets was 5.55 percent and 5.53 percent during 1998 and 1997, respectively. Interest paid on short-term borrowings totaled $347,633,000, $339,077,000 and $279,160,000 during 1998, 1997 and 1996, respectively. As of
December 31, 1998, $1.9 billion of Agency Securities were pledged as collateral under repurchase arrangements.

                 NOTE 7 -- COLLATERALIZED MORTGAGE OBLIGATIONS

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

                                            December 31
                                    ----------------------------
                                        1998            1997
                                    -----------      -----------

CMOs                                $ 4,513,522      $ 4,332,409
Accrued interest payable                 25,609           28,417
                                    -----------      -----------
   Total obligation                   4,539,131        4,360,826
Unamortized discount                    (17,807)         (51,371)
                                    -----------      -----------
                                    $ 4,521,324      $ 4,309,455
                                    ===========      ===========

Range of average interest rates   5.22% to 9.45%   5.60% to 9.95%
Range of stated maturities         2007 to 2028     2007 to 2027
Number of series                             31               33

                         CAPSTEAD MORTGAGE CORPORATION


     The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption, generally at the Company's option, provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity. The average effective interest rate for all CMOs was 7.85 percent and 7.63 percent during 1998 and 1997, respectively. Interest paid on CMOs totaled $352,627,000, $263,151,000 and $304,670,000 during
1998, 1997 and 1996, respectively.

                  NOTE 8 -- DISCLOSURES REGARDING FAIR VALUES
                            OF FINANCIAL INSTRUMENTS

     Estimated fair values of debt securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values.

     The carrying amounts of cash and cash equivalents, receivables, payables and short-term borrowings approximate fair value. The fair value of Agency and U.S. Treasury Securities, Non-agency Securities (excluding mortgage loans held for sale), CMO investments and Derivatives were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. The fair value of Pledged CMO Collateral was based on projected cash flows, after payment on the related CMOs, determined using market discount rates and prepayment assumptions. The fair value of CMOs was based on the same method used for determining fair value for Pledged CMO collateral adjusted for credit enhancements. The maturity of mortgage assets is directly affected by the rate of principal payments on the underlying mortgage loans and, for Pledged CMO Collateral, Clean-up Calls of the remaining CMOs outstanding. The following table summarizes fair value disclosures for financial instruments (in thousands):

                                                December 31, 1998             December 31, 1997
                                            -------------------------     -------------------------
                                             Carrying        Fair          Carrying        Fair
                                              Amount         Value          Amount         Value
                                            ----------     ----------     ----------     ----------
ASSETS:
   Cash and cash equivalents                $   73,385     $   73,385     $   17,377     $   17,377
   Restricted cash and cash equivalents         26,500         26,500             --             --
   Receivables                                  41,717         41,717        120,542        120,542
   Mortgage investments                      2,263,856      2,263,856      6,114,130      6,115,048
   CMO collateral and investments            4,571,274      4,641,641      5,195,436      5,253,299
   Derivatives*                                 12,618         12,618        207,343        203,375
LIABILITIES:
   Payables                                     58,894         58,894         59,746         59,746
   Short-term borrowings                     1,839,868      1,839,868      7,099,706      7,099,706
   CMOs                                      4,521,324      4,614,764      4,309,455      4,413,285

 * Average fair values of Derivatives held by the Company and not accorded hedge accounting treatment during 1998 and 1997 were $81.1 million and $2.9 million, respectively.

                         CAPSTEAD MORTGAGE CORPORATION

     The following table summarizes fair value disclosures for available-for-sale debt securities (in thousands):

                                                                    Gross         Gross
                                                                 Unrealized     Unrealized       Fair
                                                     Cost           Gains         Losses         Value
                                                  ----------     ----------     ----------     ----------
AS OF DECEMBER 31, 1998
   Mortgage investments:
     Agency Securities:
       Fixed-rate                                 $  396,917     $    3,466     $       38     $  400,345
       Medium-term                                   317,544            862            373        318,033
       Adjustable-rate                             1,518,567          1,486         10,246      1,509,807
     Non-agency Securities:
       Fixed-rate                                     34,815            856             --         35,671
   CMO collateral and investments                    190,916          2,927            158        193,685
                                                  ----------     ----------     ----------     ----------
                                                  $2,458,759     $    9,597     $   10,815     $2,457,541
                                                  ==========     ==========     ==========     ==========
AS OF DECEMBER 31, 1997
   Mortgage investments:
     Agency Securities:
       Fixed-rate                                 $  875,928     $    2,903     $    7,454     $  871,377
       Medium-term                                   615,360          1,678             46        616,992
       Adjustable-rate                             4,017,109         19,850          6,499      4,030,460
     Non-agency Securities:
       Fixed-rate                                     39,416            878             --         40,294
       Medium-term                                   222,054            398             28        222,424
       Adjustable-rate                               161,116          3,459             --        164,575
   CMO collateral and investments                    891,213            332         67,917        823,628
                                                  ----------     ----------     ----------     ----------
                                                  $6,822,196     $   29,498     $   81,944     $6,769,750
                                                  ==========     ==========     ==========     ==========

     The Company currently has the ability to hold mortgage assets for the foreseeable future and, therefore, does not expect to realize losses on security sales.

     Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Non-agency Securities. The following tables summarize fair value disclosures for debt securities held-to-maturity (in thousands):

                                                Gross         Gross
                                             Unrealized     Unrealized       Fair
                                 Cost           Gains         Losses         Value
                              ----------     ----------     ----------     ----------

AS OF DECEMBER 31, 1998
   Pledged CMO Collateral     $4,377,589     $    3,286     $   26,359     $4,354,516
                              ==========     ==========     ==========     ==========

AS OF DECEMBER 31, 1997
   Pledged CMO Collateral     $4,371,808     $    2,988     $   48,955     $4,325,841
   Non-agency Securities         168,008            918             --        168,926
                              ----------     ----------     ----------     ----------
                              $4,539,816     $    3,906     $   48,955     $4,494,767
                              ==========     ==========     ==========     ==========

                         CAPSTEAD MORTGAGE CORPORATION


     Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15 percent of its original issuance amounts. The following table summarizes disclosures related to the disposition of debt securities (in thousands):

                                                                                      Year Ended December 31
                                                                            --------------------------------------------
                                                                               1998             1997             1996
                                                                            -----------      -----------     -----------

Sale of securities held available-for-sale:
   Amortized cost                                                           $ 6,233,622      $ 1,920,097     $   624,151
   Gains (losses)*                                                             (223,959)          24,043          13,936
Redemption of callable agency notes and sale of released CMO collateral held-to-maturity:
   Amortized cost                                                                 5,022           73,324          64,753
   Gains                                                                            471            2,986           1,098

 * Represents the reclassification amounts included in other comprehensive income (loss) as a component of the change in unrealized gains (losses) on debt securities held available-for-sale.

                             NOTE 9 -- INCOME TAXES

     Capstead and its qualified REIT subsidiaries file a separate federal income tax return that does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. Income taxes paid during 1998 totaled $1,600,000. No income taxes were paid during 1997 or 1996. Effective tax rates will differ substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                                         Year Ended December 31
                                                                 -------------------------------------
                                                                   1998          1997           1996
                                                                 --------       --------      --------

Income taxes computed at the federal statutory rate              $(82,167)      $ 55,974      $ 44,530
Nondeductible capital loss                                         83,651             --            --
Benefit of REIT status                                             (3,650)       (46,893)      (35,384)
                                                                 --------       --------      --------
Income taxes computed on income of non-REIT subsidiaries           (2,166)         9,081         9,146
Benefit of previously unrecognized deferred income tax asset         (667)       (10,889)       (8,308)
Tax effect of capital contributions to non-REIT subsidiaries        3,783             --            --
Other                                                                 650          1,808          (838)
                                                                 --------       --------      --------
                                                                 $  1,600*      $     --      $     --
                                                                 ========       ========      ========

* The 1998 provision for income taxes is reflected in the statement of operations as an offset to gains realized on financial instruments held to offset the effects of impairment of mortgage servicing rights.

                         CAPSTEAD MORTGAGE CORPORATION


     Significant components of deferred income tax assets and liabilities are as follows (in thousands):

                                            December 31
                                        -------------------
                                          1998        1997
                                        -------     -------

Deferred income tax assets:
   Alternative minimum tax credit       $ 1,915     $   313
   Net operating loss carryforwards          --      31,762
   Hedging transactions                      --       6,660
   Other                                    864       1,630
                                        -------     -------
                                          2,779      40,365
                                        -------     -------
Deferred income tax liabilities:
   Mortgage servicing rights                 --      37,276
   Other                                    357          --
                                        -------     -------
                                            357      37,276
                                        -------     -------
Net deferred tax assets                 $ 2,422     $ 3,089
                                        =======     =======

Valuation allowance                     $ 2,422     $ 3,089
                                        =======     =======

     At December 31, 1998 Capstead and its qualified REIT subsidiaries had capital loss carryforwards for tax purposes of approximately $243 million, which expire in the year 2004. At December 31, 1998 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of approximately $5 million, which expire in the year 2013.

                        NOTE 10 -- STOCKHOLDERS' EQUITY

     The Series A Preferred Stock is entitled to a cumulative fixed dividend at an annual rate of $1.60, is eligible for conversion into 2.1707 shares of common stock and is nonvoting. The Series A Preferred Stock is currently redeemable at the Company's option at a redemption price of $16.40 per share and has a liquidation preference of $16.40 per share. During 1998, 33,682 shares of the Series A Preferred Stock were converted into 69,124 shares of common stock.

     The Series B Preferred Stock is entitled to a cumulative fixed dividend at an annual rate of $1.26, is eligible for conversion into 0.7537 of 1 share of common stock and is nonvoting. The Series B Preferred Stock is currently redeemable at the Company's option at a redemption price of $12.50 per share and has a liquidation preference of $11.38 per share. During 1998, 57,512 shares of the Series B Preferred Stock were converted into 41,657 shares of common stock.

     The weighted average shares used to calculate diluted net income per common share in 1997 and 1996 differs from weighted average common shares outstanding because of the dilutive effects of stock options and the potential conversion of preferred stock into common stock in those years. In 1998 stock options and preferred share conversions were anti-dilutive in calculating net loss per common share; therefore, diluted net loss per common share was the same as basic net loss per common share. Dilutive options increased weighted average shares by 1,101,000 and 960,000 shares in 1997 and 1996, respectively. The assumed conversion of the Series A and B Preferred Stock increased weighted average shares by 15,665,000 and 22,224,000 shares during 1997 and 1996, respectively.

                         CAPSTEAD MORTGAGE CORPORATION


     On February 4, 1999 the Board of Directors authorized the repurchase of up to 6 million shares of its common stock and up to 2 million shares of its Series B Preferred Stock. This program calls for the repurchase of shares in open market transactions from time to time subject to the price of its securities and alternative investment opportunities. In December 1998 the Company completed a previously authorized repurchase of 1 million shares of common stock at an average price of $4.10 per share.

     Through May 1998 the Company used several programs designed to raise new equity capital at favorable prices. These programs were indefinitely suspended when the prices of the Company's equity issues declined during the second quarter of 1998. The following tables summarize capital raised through these programs (dollars in thousands):

                                          1998                         1997                         1996
                               -------------------------     -------------------------     -------------------------
                                                 Net                           Net                           Net
                                 Shares        Proceeds        Shares        Proceeds        Shares        Proceeds
                               ----------     ----------     ----------     ----------     ----------     ----------

COMMON STOCK:
   Dividend reinvestments         149,267     $    2,901        810,791     $   18,195        413,030     $    8,326
   Direct stock purchases         426,458          8,155      2,565,434         63,121        647,289         12,091
   Structured equity shelf      1,751,500         33,349      4,108,900         97,938      1,954,550         37,443
                               ----------     ----------     ----------     ----------     ----------     ----------
                                2,327,225         44,405      7,485,125        179,254      3,014,869         57,860
                                =========     ----------     ==========     ----------     ==========     ----------
SERIES B PREFERRED STOCK:
   Dividend reinvestments          74,376          1,085        185,523          3,120        310,434          4,259
   Structured equity shelf        199,600          2,952        646,500         11,079        309,200          4,877
                               ----------     ----------     ----------     ----------     ----------     ----------
                                  273,976          4,037        832,023         14,199        619,634          9,136
                               ==========     ----------     ==========     ----------     ==========     ----------
                                              $   48,442                    $  193,453                    $   66,996
                                              ==========                    ==========                    ==========

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

     Option exercises by employees during 1998, 1997 and 1996 resulted in net additions to capital of $1,897,000, $5,761,000 and $7,246,000, respectively.

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

                         CAPSTEAD MORTGAGE CORPORATION


                       NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Company sponsors stock plans for directors and employees to provide for the issuance of stock options and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 7,512,500 shares of common stock. Options granted have terms and vesting requirements at the grant date of up to ten years. Prior to a restructuring of long-term incentive compensation for key officers on January 2, 1998 which eliminated this feature, most of the outstanding stock options provided for the annual granting of dividend equivalent rights ("DERs") that permitted the option holder to obtain additional shares of common stock based upon formulas set forth in the Plans. The following table provides information regarding stock option activity for the periods indicated:

                                                                 Number of  Weighted Average
                                                                  Shares     Exercise Price
                                                                 ---------  ----------------
    As of December 31, 1995 (1,293,221 exercisable)              2,059,423      $    12.41
       Granted (average fair value:  $2.03 per share)              821,250           15.42
       Exercised                                                  (563,230)          12.23
       Canceled                                                    (17,559)          12.01
       DERs granted (average fair value:  $15.25 per share)         70,686              --
                                                                ----------
    As of December 31, 1996 (1,716,334 exercisable)              2,370,570           13.12
       Granted (average fair value:  $3.07 per share)              622,250           23.51
       Exercised                                                  (431,568)          11.00
       Canceled                                                     (1,125)          12.00
       DERs granted (average fair value:  $24.00 per share)        188,328              --
                                                                ----------
    As of December 31, 1997 (1,878,421 exercisable)              2,748,455           14.91
       Granted (average fair value:  $1.48 per share)            1,814,250           20.00
       Exercised                                                  (161,546)          11.75
       Canceled                                                   (690,127)           6.97
       DERs granted (average fair value:  $20.00 per share)        237,743              --
                                                                ----------
    As of December 31, 1998 (3,948,775 exercisable)*             3,948,775           17.87
                                                                ==========

     * With the December 1998 sale of the mortgage banking operations, all outstanding stock option awards became 100 percent vested. On June 30, 1999 unexercised options held by former employees of Capstead Inc. (totaling 2,080,072 shares as of December 31, 1998) will be forfeited under the terms of the Plans.

     Weighted average exercise price and remaining life information for significant option grants outstanding at December 31, 1998 were as follows:

                                                                 Weighted
                                                                 Average
                                       Options       Options     Exercise        Remaining
                                     Outstanding   Exercisable     Price        Life (Years)
                                     -----------   -----------   --------       ------------


     Options granted January 1998     1,648,232     1,648,232     $   19.92          9
     Options granted January 1997       582,147       582,147         23.35          8
     Options granted January 1996       752,061       752,061         15.37          7
     Options granted April 1994         854,015       854,015         12.83          5

                         CAPSTEAD MORTGAGE CORPORATION


     In connection with the January 2, 1998 restructuring of long-term incentive compensation for key officers, the Company canceled existing DER option grants totaling 452,627 shares and eliminated the right to receive future DER award grants in exchange for cash settlements aggregating $10,524,000 and 452,627 shares of restricted common stock. The cash settlements were fully accrued for at December 31, 1997. The restricted stock had a grant date fair value of $20 per share and was granted subject to certain restrictions, including continuous employment, which generally lapsed over 5 years.

     During 1998 the Company also issued restricted stock grants for an aggregate of 35,000 shares of common stock to employees completing their first year of employment with the Company at grant date fair values averaging $11.18 per share. These grants were subject to certain restrictions, including continuous employment, which generally lapsed over 10 years. Similar grants to all qualifying employees were made in 1997 and 1996 for 201,000 and 144,000 shares of common stock at grant date fair values averaging $24.35 and $21.50 per share, respectively. Additionally, in 1996 the Company issued restricted stock grants for 262,500 shares of common stock to key officers at a grant date fair value of $15.42 per share, also subject to restrictions as to continuous employment which generally lapsed over 4 years from the date of grant.

     Costs associated with restricted stock grants (generally measured by the fair value of the Company's common stock on the date of grant multiplied by the number of shares granted) have been recognized as compensation expense over the period restricted. However, with the December 1998 sale of the mortgage banking operations, all remaining restrictions lapsed under the terms of the Plans. Therefore, the gain on sale of the mortgage banking operations includes a $11,043,000 charge to eliminate all deferred compensation related to restricted stock grants.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for stock awards. Accordingly, no compensation expense has been recognized for stock awards other than for DERs and restricted stock grants. Related compensation costs, excluding the charge mentioned above, totaled $2,398,000, $6,323,000 and $6,032,000 in 1998, 1997 and 1996, respectively. The effect of determining compensation cost for stock options granted since the beginning of 1995, based upon the estimated fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," would have been 3 cents per share or less on diluted net income (loss) per common share for each of the last 3 years. This effect on diluted net income (loss) per common share was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 10 to 12 percent, volatility factors of 27.8 to 32.5 percent, expected life assumptions of 3 to 5 years and risk-free rates of 5 percent to over 7 percent. This effect may not be representative of the pro forma effect on future operating results.

     The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50 percent of a participant's voluntary contribution up to a maximum of 6 percent of a participant's compensation and may make additional contributions of up to another 3 percent of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $709,000, $634,000 and $677,000 in 1998, 1997 and 1996, respectively.

                         CAPSTEAD MORTGAGE CORPORATION


                       NOTE 12 -- STOCKHOLDER LITIGATION

     During 1998 twenty-four purported class action lawsuits were filed against the Company and certain of its officers alleging, among other things, that the defendants violated federal securities laws by publicly issuing false and misleading statements and omitting disclosure of material adverse information regarding the Company's business during various periods between January 28, 1997 and July 24, 1998. The complaints claim that as a result of such alleged improper actions, the market price of the Company's equity securities were artificially inflated during that time period. The complaints seek monetary damages in an undetermined amount. In March 1999 these actions were consolidated. The date by which the Company is to respond has not yet run. The Company believes it has meritorious defenses to the claims and intends to vigorously defend the actions. Based on available information, management believes the resolution of these suits will not have a material adverse effect on the financial position of the Company.

              NOTE 13 -- NET INTEREST INCOME ANALYSIS (UNAUDITED)

     The following table summarizes interest income and interest expense and average effective interest rates for the periods indicated (dollars in thousands):

                                                1998                          1997                        1996
                                    ----------------------------   --------------------------    -------------------------
                                                        Average                      Average                      Average
                                      Amount             Rate       Amount             Rate      Amount             Rate
                                    ----------         ---------   --------          --------    -------          --------

Interest income:
   Mortgage securities and other
     investments                      $311,807              5.89%  $339,980              6.28%  $303,212              6.41%
   CMO collateral and investments      355,391              7.28    354,279              7.84    359,752              7.73
                                      --------                     --------                     --------
       Total interest income           667,198                      694,259                      662,964
                                      --------                     --------                     --------
Interest expense:
   Short-term borrowings               313,858              5.55    329,635              5.53    267,525              5.53
   CMOs                                340,248              7.85    281,497              7.63    314,338              7.53
                                      --------                     --------                     --------
       Total interest expense          654,106                      611,132                      581,863
                                      --------                     --------                     --------
Net interest                          $ 13,092                     $ 83,127                     $ 81,101
                                      ========                     ========                     ========

     The following tables summarize the changes in interest income and interest expense due to changes in interest rates versus changes in volume for the periods indicated (in thousands):

                                                                   1998/1997*
                                                      ------------------------------------
                                                        Rate         Volume        Total
                                                      --------      --------      --------
     Interest income:
        Mortgage securities and other investments     $(20,988)     $ (7,185)     $(28,173)
        CMO collateral and investments                 (26,168)       27,280         1,112
                                                      --------      --------      --------
          Total interest income                        (47,156)       20,095       (27,061)
                                                      --------      --------      --------
     Interest expense:
        Short-term borrowings                            1,010       (16,787)      (15,777)
        CMOs                                             8,591        50,160        58,751
                                                      --------      --------      --------
          Total interest expense                         9,601        33,373        42,974
                                                      --------      --------      --------
     Net interest                                     $(56,757)     $(13,278)     $(70,035)
                                                      ========      ========      ========

                         CAPSTEAD MORTGAGE CORPORATION


                                                             1997/1996*
                                                 ------------------------------------
                                                   Rate         Volume        Total
                                                 --------      --------      --------

Interest income:
   Mortgage securities and other investments     $ (6,163)     $ 42,931      $ 36,768
   CMO collateral and investments                   5,117       (10,590)       (5,473)
                                                 --------      --------      --------
     Total interest income                         (1,046)       32,341        31,295
                                                 --------      --------      --------
Interest expense:
   Short-term borrowings                               --        62,110        62,110
   CMOs                                             4,002       (36,843)      (32,841)
                                                 --------      --------      --------
     Total interest expense                         4,002        25,267        29,269
                                                 --------      --------      --------
Net interest                                     $ (5,048)     $  7,074      $  2,026
                                                 ========      ========      ========

      * The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                    NOTE 14 -- QUARTERLY RESULTS (UNAUDITED)

     The following is a summary of quarterly results of operations (in thousands, except percentages and per share amounts). See NOTE 1 for discussion of significant changes to the Company's operations during 1998 that have impacted 1998 quarterly operating results and are expected to impact future operations.

                                                           Year Ended December 31, 1998
                                              --------------------------------------------------------
                                                First         Second          Third          Fourth
                                               Quarter        Quarter         Quarter        Quarter
                                              ---------      ---------       ---------       ---------

Interest income                               $ 193,019      $ 201,871       $ 144,683       $ 127,625
Interest and related expenses                   178,652        191,358         162,891         126,674
                                              ---------      ---------       ---------       ---------
Net margin on mortgage assets and other
   investments                                   14,367         10,513         (18,208)            951
Net margin on mortgage banking operations        14,845        (27,153)         13,215          10,914
Other operating revenue (expense)                 5,858       (251,492)         (6,832)         (1,742)
                                              ---------      ---------       ---------       ---------
Net income (loss)                             $  35,070      $(268,132)      $ (11,825)      $  10,123
                                              =========      =========       =========       =========

Net income (loss) per common share:
   Basic                                           0.50          (4.47)          (0.28)           0.07
   Diluted                                         0.48          (4.47)          (0.28)           0.07
Return on average stockholders' equity            14.59%       (117.53%)         (7.00%)          5.97%



                                                       Year Ended December 31, 1997
                                              --------------------------------------------------
                                               First        Second         Third        Fourth
                                              Quarter       Quarter       Quarter       Quarter
                                              --------      --------      --------      --------

Interest income                               $165,281      $163,015      $175,915      $190,048
Interest and related expenses                  143,015       142,902       154,865       175,505
                                              --------      --------      --------      --------
Net margin on mortgage assets and other
   investments                                  22,266        20,113        21,050        14,543
Net margin on mortgage banking operations       14,042        13,565        16,253        15,563
Other operating revenue (expense)                1,080         5,993         4,564        10,894
                                              --------      --------      --------      --------
Net income                                    $ 37,388      $ 39,671      $ 41,867      $ 41,000
                                              ========      ========      ========      ========
Net income per common share:
   Basic                                          0.65          0.67          0.68          0.63
   Diluted                                        0.58          0.60          0.61          0.57
Return on average stockholders' equity           19.76%        19.79%        19.58%        17.81%

                         CAPSTEAD MORTGAGE CORPORATION


             NOTE 15 -- MARKET AND DIVIDEND INFORMATION (UNAUDITED)

     The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 6,248 holders of record of the Company's common stock at December 31, 1998. In addition, depository companies held stock for 44,608 beneficial owners. The high and low stock sales prices and dividends declared on common stock for the periods indicated were as follows:

                                      Year Ended December 31, 1998                Year Ended December 31, 1997
                                    --------------------------------           ----------------------------------
                                     Stock Prices          Dividends             Stock Prices           Dividends
                                    High        Low        Declared            High          Low        Declared
                                    ----        ---        --------            ----          ---        --------
     First quarter                $21 11/16   $18 1/2        $0.50             $25 3/8      $19 1/2       $0.58
     Second quarter                21 1/2       7 15/16       0.50              25 1/4       19 7/8        0.59 1/2
     Third quarter                  8 3/8       2 3/16          --              27 13/16     24 1/2        0.61
     Fourth quarter                 4 5/8       2 1/8           --              27 1/4       17 5/16       0.61 1/2

                         CAPSTEAD MORTGAGE CORPORATION


                            SELECTED FINANCIAL DATA

            (In thousands, except percentages and per share amounts)



                                                                           Year Ended December 31
                                               ------------------------------------------------------------------------------------
                                                   1998               1997             1996              1995              1994
                                               ------------       ------------     ------------      ------------      ------------
SELECTED CONSOLIDATED STATEMENT
   OF OPERATIONS DATA:
   Interest income                             $    667,198       $    694,259     $    662,964      $    623,160      $    557,001
   Interest and related expense                     659,575            616,287          589,606           588,421           488,224
                                               ------------       ------------     ------------      ------------      ------------
   Net margin on mortgage assets and
     other investments                                7,623             77,972           73,358            34,739            68,777
   Net margin on mortgage banking operations*        11,821             59,422           49,122            41,253            21,019
   Other operating revenue (expense)**             (254,208)            22,532            4,748             1,367            (4,217)
                                               ------------       ------------     ------------      ------------      ------------
   Net income (loss)                           $   (234,764)      $    159,926     $    127,228      $     77,359      $     85,579
                                               ============       ============     ============      ============      ============
  Net income (loss) per common share:***
     Basic                                     $      (4.22)      $       2.62     $       2.37      $       1.10      $       1.36
     Diluted                                          (4.22)              2.35             2.07              1.09              1.34
   Return on average stockholders' equity            (28.83%)            19.12%           18.41%            11.91%            13.27%
   Cash dividends paid per share:
     Common                                    $       1.00       $       2.40     $   2.11 1/2      $   1.09 1/3      $   1.42 2/3
     Series A Preferred                                1.60               1.60             1.60              1.60              1.60
     Series B Preferred                                1.26               1.26             1.26              1.26              1.26
   Average number of common shares
     outstanding:***
     Basic                                           60,948             51,257           38,317            34,631            34,316
     Diluted                                         60,948             68,023           61,501            35,883            35,720
SELECTED CONSOLIDATED BALANCE SHEET DATA:
   Mortgage securities and other investments   $  2,369,602       $  6,114,130     $  4,840,417      $  4,556,049      $  3,310,629
   CMO collateral and investments                 4,571,274          5,195,436        4,501,646         4,796,925         5,265,458
   Mortgage servicing rights*                            --            669,062          626,094           418,794           281,032
   Total assets                                   7,100,287         12,357,515       10,157,338         9,903,606         8,943,858
   Short-term borrowings                          1,839,868          7,099,706        5,462,856         4,628,782         3,190,582
   Collateralized mortgage obligations            4,521,324          4,309,455        3,861,892         4,538,863         5,102,145
   Stockholders' equity                             680,201            888,608          726,869           664,724           563,675
MORTGAGE BANKING DATA:*
   Primary servicing portfolio                 $         --       $ 42,059,027     $ 35,562,597      $ 25,557,629      $ 14,392,182
   Subservicing portfolio                                --         11,834,091        2,155,873                --                --


    NOTE: See management's discussion and analysis of financial condition and the notes to consolidated financial statement for discussion of changes to the Company's operations in 1998 that are expected to impact future operating results.

    * The Company's mortgage banking operations, including related mortgage servicing rights, were sold in December 1998.

    ** Included in other operating revenue (expense) in 1998 were substantial losses incurred from the sale of mortgage assets, principally interest-only mortgage securities.

    *** Net income (loss) per common share and average number of common shares outstanding amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share." For further discussion of net income
           (loss) per common share, see the notes to the consolidated financial statements. Amounts have been adjusted for 3-for-2 common stock splits effective October 30, 1995 and July 31, 1996.

                         CAPSTEAD MORTGAGE CORPORATION


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


                              FINANCIAL CONDITION

OVERVIEW

     Capstead Mortgage Corporation, a mortgage investment firm, earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. Declining long-term interest rates throughout much of 1998 kept long-term interest rates at or below short-term interest rates for most of the year. This unfavorable interest rate environment led to significantly higher mortgage prepayment rates, which negatively impacted yields and asset valuations on most of the Company's mortgage assets, particularly on the Company's mortgage servicing and interest-only mortgage-backed securities portfolios. These market conditions contributed to liquidity issues for the mortgage finance industry as the availability of financing diminished for all but the highest quality mortgage assets. In response to these market conditions, the Company reduced its mortgage asset portfolios, which included the disposition of a large portfolio of interest-only mortgage-backed securities at a substantial loss, and sold its mortgage banking operations for a modest gain. Combined with the temporary use of the proceeds from the sale of the mortgage banking operations, these reductions in mortgage assets contributed to lowering the Company's leverage ratio (short-term borrowings to equity, before other comprehensive income adjustments) from its peak of 8.7:1 at June 30, 1998 to 2.7:1 at December 31, 1998.

     With the December 1998 sale of its mortgage banking operations, and reduced mortgage asset holdings, the Company entered 1999 with substantial liquidity but diminished earning capacity. Since year-end, the mortgage finance markets have generally improved and the Company's borrowing rates have declined; however, yields on mortgage assets continue to be depressed because of high mortgage prepayments and the resetting of underlying adjustable-rate mortgage loans to lower interest rate levels.

     In early 1999, the Company began redeploying a portion of the proceeds from the sale of its mortgage banking operations to increase holdings of high quality mortgage-backed securities and may continue to do so. The Company also announced a common and preferred stock repurchase program and that it is evaluating a number of opportunities to acquire or make strategic investments in a variety of real estate-related investments and entities, although there can be no assurance that the Company will make any such investments.

SALE OF MORTGAGE BANKING OPERATIONS

     On December 21, 1998 the Company's subsidiary Capstead Inc. closed the sale of its $38 billion mortgage servicing portfolio to GMAC Mortgage Corporation ("GMACMC"), an affiliate of GMAC Mortgage Group, Inc., (a wholly-owned subsidiary of General Motors Acceptance Corporation ("GMAC")). On December 31, 1998 Capstead Inc. closed the sale of its mortgage banking operations to another GMAC affiliate, Homecomings Financial Network, Inc. ("Homecomings"). A gain of $2.9 million on these transactions was recorded as a component of Mortgage banking revenue in the 1998 consolidated financial statements. Homecomings is a wholly-owned subsidiary of Residential Funding Corporation ("RFC").

                         CAPSTEAD MORTGAGE CORPORATION


Capstead Inc. has had a long-term subservicing relationship with RFC, subservicing approximately $19 billion of RFC's single-family mortgage loans just prior to the sale.

     After retiring indebtedness related to the primary mortgage servicing portfolio, related hedge instruments and loan production financing, and after certain transaction costs, these transactions generated net cash proceeds of approximately $500 million. Of these proceeds, $26.5 million is being held in escrow for a period of up to 18 months to secure related indemnifications. Included in the determination of the gain on these transactions was a prepayment protection settlement payment of $16 million remitted to GMACMC in February 1999 pursuant to the servicing portfolio sale agreement, and an accrual of approximately $7.2 million established for other contract settlement provisions (principally concerned with pricing adjustments on mortgage servicing rights acquisition agreements and final settlement on operating assets acquired and obligations assumed by the buyers), and anticipated costs associated with mortgage servicing and mortgage loan origination related contractual obligations incurred prior to the sale. These costs include (i) completing trailing document work associated with the primary mortgage servicing portfolio, (ii) completing payoff processing for loans paid off prior to the sale, (iii) providing tax information to mortgagors and vendors for calendar year 1998 and (iv) indemnifying GMACMC for costs of mortgage loan buyback requests by investors in excess of existing indemnifications by the originators of the loans. The Company is unaware of any other material indemnification-related claims that may arise prior to the release of the funds held in escrow.

MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage securities and other investments consist of high quality single-family residential mortgage-backed securities, most of which are issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). The Company may also invest in government-issued securities, commonly referred to as U.S. Treasury notes or bonds. Agency Securities have no foreclosure risk. Non-agency securities consist of (i) private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers, (ii) other AAA-rated private mortgage securities, or (iii) single-family residential mortgage loans held for sale in connection with loan production activities (together, "Non-agency Securities"). The Company classifies its mortgage securities and other investments by interest rate characteristics of the underlying loans (see NOTE 4 to the 1998 consolidated financial statements). Mortgage securities and other investments are financed under repurchase arrangements with investment banking firms pursuant to which the portfolios are pledged as collateral (see "Liquidity and Capital Resources").

     In response to market conditions discussed above, in the second quarter of 1998 the Company began reducing these portfolios in order to reduce short-term borrowings and improve its credit profile by focusing almost exclusively on Agency Securities. Sales of mortgage securities held in these portfolios totaled $3.4 billion during the second, third and fourth quarters. In addition, the Company sold U.S. Treasury notes held principally to help offset the effects of impairment on the Company's investment in mortgage servicing rights.

                         CAPSTEAD MORTGAGE CORPORATION


     The following table depicts certain characteristics of mortgage securities and other investments as of December 31, 1998. Note that acquisitions of securities subsequent to year-end are not reflected.

                                                                                                        Net
      Mortgage Securities                     Purchase                              Weighted           Fourth            Margin
              and           Principal         Premium                                Average           Quarter            Over
       Other Investments     Balance         (Discount)          Basis               Coupon            Runoff             Index
      -------------------  ------------     ------------      ------------           -------           -------            ------
                                                                   *                                 (Annualized)           **
Agency Securities:
   Fixed-rate              $    397,648     $       (731)     $    396,917              6.50%            14.59%               --%
   Medium-term                  313,947            3,597           317,544              6.60             40.55              2.23
   FNMA/FHLMC ARMs:
     6-Month LIBOR              113,414            3,020           116,434              7.63             50.53              2.03
     1-Year CMT                 502,860           13,330           516,190              7.46             50.50              2.20
   GNMA ARMs                    871,308           14,635           885,943              6.75             37.24              1.50
                           ------------     ------------      ------------           -------           -------
                              2,199,177           33,851         2,233,028              6.89             37.63
Non-agency Securities:
   Fixed-rate                    34,826              (11)           34,815              8.57             56.28                --
   Mortgage loans held
     for sale***                105,892             (146)          105,746              6.77              1.52                --
                           ------------     ------------      ------------           -------           -------            ------


                           $  2,339,895     $     33,694      $  2,373,589              6.91%            36.27%             1.86%
                           ============     ============      ============           =======           =======            ======


      Mortgage Securities   Maximum             Months
              and            Annual               to
       Other Investments     Reset               Roll
      -------------------    ------             -----
                                                  **
Agency Securities:
   Fixed-rate                    --%
   Medium-term                   --                34
   FNMA/FHLMC ARMs:
     6-Month LIBOR             2.00                 3
     1-Year CMT                2.00                 7
   GNMA ARMs                   1.00                 6

Non-agency Securities:
   Fixed-rate                    --                --
   Mortgage loans held
     for sale***                 --                --
                             ------             -----

                               0.94%               11
                             ======             =====

*     Recorded amount before mark to market, if applicable.

**    Calculated excluding fixed-rate securities.

*** Represents loans originated by the mortgage banking operations prior to its sale in December 1998. All such loans have been subsequently sold.

     During 1998 adjustable-rate ("ARM") mortgage securities were particularly hard hit by higher mortgage prepayments because homeowners found it increasingly advantageous to refinance into fixed-rate mortgage loans with lower interest rates. Expectations for future mortgage prepayments on ARM mortgage securities peaked in early October 1998 when the 10-year U.S. Treasury rate reached a low of 4.16 percent. Consequently, in the third quarter the Company wrote-off an additional $5.3 million of the purchase premiums through premium amortization adjustments. These write-offs and asset sales have decreased but not eliminated the Company's exposure to future increases in prepayments relative to remaining purchase premiums. Should future prepayments be realized at levels above the Company's current expectations, additional write-offs of remaining premiums may be necessary (see "Effects of Interest Rate Changes").

CMO COLLATERAL AND INVESTMENTS

     Prior to 1995 the Company had been an active issuer of CMOs and other securities backed by single-family residential mortgage loans. The related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or by subordinated bonds within the related CMO series to which the collateral is pledged. The Company has retained only $1.3 million of credit risk in the form of subordinated bonds associated with these securities. The Company also retained residual interests in these securitizations primarily with the characteristics of interest-only mortgage securities. Interest-only mortgage securities are entitled to receive all or some portion of the interest stripped from the single-family

                         CAPSTEAD MORTGAGE CORPORATION


residential mortgage loans underlying the securities. Other than occasional CMO issuances (see below) the Company has not been an active issuer of CMOs since 1994.

     In lieu of issuing CMOs, the Company had increased its CMO investments (defined as CMO collateral and investments, net of related bonds) by acquiring interest-only mortgage securities issued by other issuers, primarily Fannie Mae and Freddie Mac. The value of interest-only mortgage securities, which trade in a market with relatively few participants, was significantly depressed in 1998 by increasingly high rates of current and anticipated future mortgage prepayments and sales of such securities by a number of other large market participants. Derivative financial instruments ("Derivatives"), specifically interest rate floors, held to help offset the effects of falling interest rates on the value of these securities, under-performed relative to the loss in value of the interest-only mortgage securities due primarily to an overabundance of other Derivatives in the marketplace, which effectively limited fair value increases for the interest rate floors held by the Company. These value declines and the prospect for further deterioration, compounded by the poor performance of these Derivatives, led to the Company's decision to dispose of a $1.0 billion interest-only mortgage securities portfolio in the second quarter for a loss of $251.9 million, net of $28.3 million in gains on Derivatives. Remaining investments in interest-only mortgage securities issued by others totaled $6.3 million at December 31, 1998.

     With further increases in the third quarter of 1998 in mortgage prepayment rates and expectations for future mortgage prepayments, the Company wrote off a significant portion of remaining CMO investments through CMO bond discount amortization adjustments aggregating $15.7 million and recorded a $4.1 million other-than-temporary impairment charge to write down remaining investments in interest-only mortgage securities to fair value. These write-offs have decreased but not eliminated the Company's exposure to future increases in prepayments relative to remaining CMO investments. Should future prepayments increase beyond the Company's current expectations, additional write-downs of remaining CMO collateral premiums and bond discounts may be necessary (see "Effects of Interest Rate Changes"). As of December 31, 1998, the Company's CMO investments had been reduced to $50.0 million, down from $886.0 million at December 31, 1997. Included in this net investment are $11.8 million and $17.8 million of remaining CMO collateral premiums and bond discounts, respectively.

     Since the Company exited the mortgage loan conduit business in 1995, it has maintained several finance subsidiaries with remaining capacity to issue CMOs and other securitizations ("securitization shelves"). In an effort to recover costs associated with these securitization shelves, and to potentially add to the Company's CMO administration activities, the Company may, from time to time, purchase mortgage loans from originators or conduits and issue CMOs or other securities backed by these loans. The Company may or may not retain a significant residual economic interest in these securitizations. In the latter half of 1997, the Company completed two such CMO transactions totaling $1.1 billion and during 1998 issued two additional such CMOs totaling $1.1 billion. Additionally, in the third quarter of 1998, the Company issued a $345.4 million CMO backed by Non-agency Securities, retaining a $6.1 million residual interest.

MORTGAGE BANKING OPERATIONS

     The Company commenced mortgage servicing operations in 1993 and grew the operation into one of the 20 largest mortgage servicers in the country with a total mortgage servicing

                         CAPSTEAD MORTGAGE CORPORATION


portfolio (including primary servicing and subservicing) of $57 billion prior to its sale in December 1998. In February 1998 the Company entered the mortgage production business, which was also sold.

     Because of the increasingly high rates of current and anticipated future mortgage prepayments experienced during 1998, expectations for future cash flows from the mortgage servicing portfolio continued to deteriorate during 1998. As a result, substantially higher amortization expense and substantial impairment charges were recorded, which could not be offset by the Company's risk management strategies and startup mortgage production business. In the past the Company attempted to help offset the effects of falling interest rates on the value of its investment in mortgage servicing rights with Derivatives, specifically interest rate floors. These instruments under-performed during the first half of 1998 relative to the decline in the value of the mortgage servicing portfolio due primarily to the interest rate floor market conditions mentioned above. In July 1998 the Company began managing an expanded portfolio of U.S. Treasury-based financial instruments that included interest rate floors, 10-year U.S. Treasury note futures contracts and 10-year U.S. Treasury notes to help mitigate the effects of further declines in mortgage interest rates on the value of mortgage servicing rights. These instruments performed well in the second half of 1998 relative to declines in value of the servicing portfolio because of significant declines in U.S. Treasury rates caused in part by global market instability and because mortgage interest rates did not decline to the same extent as U.S. Treasury rates (see "Results of Operations" and "Effects of Interest Rate Changes").

UTILIZATION OF CAPITAL AND POTENTIAL LIQUIDITY

     The following table summarizes the Company's utilization of capital and potential liquidity as of December 31, 1998 (in thousands):

                                                                                Capital       Potential
                                                 Assets       Borrowings        Employed      Liquidity
                                               ----------     ----------       ----------     ----------
                                                                                                  *
    Agency securities:
       Fixed-rate                              $  400,345     $  388,668       $   11,677     $      349
       Medium-term                                318,033        119,339          198,694        187,705
       Adjustable-rate                          1,509,807      1,303,023          206,784        152,743
    Non-agency Securities:
       Fixed-rate                                  35,671             --           35,671         34,215
       Production warehouse                       105,746         28,838           76,908         74,608
    CMO collateral and investments              4,571,274      4,521,324           49,950         12,500
                                               ----------     ----------       ----------     ----------
                                               $6,940,876     $6,361,192          579,684        462,120
                                               ==========     ==========
    Other assets, net of other liabilities                                        100,517         73,385**
                                                                               ----------     ----------
                                                                               $  680,201     $  535,505
                                                                               ==========     ==========

     * Based on maximum borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of December 31, 1998 (see "Liquidity and Capital Resources").

     ** Represents unrestricted cash and cash equivalents (see NOTE 2 to the consolidated financial statements).

     The Company raised $51.9 million of new capital earlier in 1998 through the issuance of stock (i) directly to investors pursuant to its direct stock purchase and dividend reinvestment programs, (ii) daily sales of stock into the open market and (iii) stock compensation

                         CAPSTEAD MORTGAGE CORPORATION


programs. Effective early in June 1998, the Company suspended its stock purchase program and open market sales until further notice and in December 1998 repurchased 1 million shares of common stock for $4.1 million. Due primarily to losses incurred during the year, total stockholders' equity decreased $208.4 million to $680.2 million at December 31, 1998 compared to $888.6 million at December 31, 1997. Book values per common share outstanding at the respective balance sheet dates were as follows:

                                                 December 31
                                             -------------------
                                               1998      1997
                                             --------  ---------

Assuming liquidation of preferred stock*     $   7.88  $   11.74
Assuming redemption of preferred stock**         7.56      11.42

     * The Series A and B Preferred Stock have liquidation preferences of $16.40 and $11.38 per share, respectively.

     ** The Series A and B Preferred Stock have redemption prices of $16.40 and
        $12.50 per share, respectively.

                             RESULTS OF OPERATIONS

     Comparative net operating results (interest income or fee revenues, net of related interest expense and, in the case of mortgage banking and CMO administration, related direct and indirect operating expenses) by source were as follows (in thousands, except per share amounts):

                                                       Year Ended December 31
                                               ---------------------------------------
                                                  1998          1997           1996
                                               ---------      ---------      ---------

Agency and U.S. Treasury Securities            $  12,754      $  31,892      $  35,082
Non-agency Securities                              4,947          5,867          9,867
CMO collateral and investments                   (10,078)        40,213         28,409
Mortgage banking operations                       11,821         59,422         49,122
CMO administration and other                       4,598          4,000          3,730
                                               ---------      ---------      ---------
     Contribution to income                       24,042        141,394        126,210
Gain (loss) on sale of mortgage assets and
   related Derivatives                          (245,261)        27,737         15,991
Impairment on CMO investments                     (4,051)            --             --
Other operating expense                           (9,494)        (9,205)       (14,973)
                                               ---------      ---------      ---------
       Net income (loss)                       $(234,764)     $ 159,926      $ 127,228
                                               =========      =========      =========
Net income (loss) per common share:
   Basic                                       $   (4.22)     $    2.62      $    2.37
   Diluted                                         (4.22)          2.35           2.07

1998 COMPARED TO 1997

     Operating results for the year ended December 31, 1998 reflect the impact on the Company of the unfavorable interest rate environment and market conditions experienced in 1998 and steps taken by the Company in response including reducing its mortgage asset portfolios and culminating in the sale of the mortgage banking operations in December 1998 for a gain of $2.9 million (see above, "Financial Condition"). In reducing its mortgage asset portfolios, the Company incurred losses of $245.3 million including a $251.9 million loss, net of related gains on Derivatives, on the disposition of a $1.0 billion portfolio of interest-

                         CAPSTEAD MORTGAGE CORPORATION


only mortgage securities in the second quarter. Net interest margins on the Company's mortgage asset portfolios were dramatically reduced by (i) the effects of high prepayments which reduced yields on mortgage assets and (ii) declining earning capacity due to reduced holdings. Mortgage banking results also reflect the effects of high prepayments through higher mortgage servicing amortization expenses and impairment charges that were not totally offset by this operation's risk management strategies and limited mortgage production capacity.

     Since year-end, the mortgage finance markets have generally improved and the Company's borrowing rates have declined; however, yields on mortgage assets continue to be depressed because of high mortgage prepayments and the resetting of underlying adjustable-rate mortgage loans to lower interest rate levels. In early 1999 the Company began deploying a portion of the proceeds from the sale of its mortgage banking operations to increase holdings of high quality mortgage-backed securities and may continue to do so. The earning capacity of the Company's mortgage asset portfolios are largely dependent on the extent to which the Company increases these portfolios and the relationship between short- and long-term interest rates (the "yield curve"). A steepening of the yield curve, whether through higher long-term interest rates or lower short-term interest rates, should improve the performance of the Company's mortgage asset portfolios (see "Effects of Interest Rate Changes"). Additionally, the Company is evaluating a number of opportunities to acquire or make strategic investments in a variety of real estate-related investments and entities, although there can be no assurance that the Company will make any such investments.

     Agency Securities contributed less to operating results during 1998 than in 1997 due primarily to a 38-basis point decrease in financing spreads. The average outstanding portfolio peaked at $6.5 billion in May 1998 before being reduced by asset sales and runoff to an average of $2.3 billion in December 1998. Average yields for this portfolio were 5.77 percent during 1998 compared to 6.18 percent during 1997, while average borrowing rates were slightly lower at 5.54 percent during 1998 compared to 5.57 percent during 1997. Lower yields reflect increased amortization of purchase premiums and investments in relatively low coupon 10-year U.S. Treasury notes. Additionally, lower 6-month LIBOR and 1-year U.S. Treasury rates have contributed to declining yields on ARM securities because underlying ARM loans reset periodically based on those indices.

     Non-agency Securities contributed less to operating results during 1998 than in 1997 due primarily to a 22-basis point decrease in financing spreads. The average outstanding portfolio peaked at $705 million in March 1998 before being reduced by runoff, sales and a $345.4 million CMO issuance. Average yields for this portfolio (calculated including mortgage insurance costs) were 6.79 percent during 1998 compared to 6.96 percent during 1997, while average borrowing rates were marginally higher at 5.80 percent during 1998 compared to
5.75 percent during 1997.

     CMO investments contributed substantially less to operating results in 1998 than in 1997 primarily because of the disposition of the Agency Trust interest-only mortgage securities in June 1998, which significantly diminished the earning capacity of this portfolio. With the increase in expectations for future mortgage prepayments as discussed above, the Company wrote off a significant portion of remaining CMO investments through CMO bond discount amortization adjustments aggregating $15.7 million and recorded a $4.1 million other-than-temporary impairment charge to write down remaining investments in interest-only mortgage securities to fair value. Average yields for this portfolio declined to 6.32 percent during

                         CAPSTEAD MORTGAGE CORPORATION


1998 from 10.24 percent during 1997. Yields were negatively impacted by the downsizing of this portfolio and the effects of high prepayments.

     Mortgage banking revenues increased to $206.1 million in 1998 compared to $172.9 million in 1997 due to growth of the new mortgage production operation, higher earnings on temporarily-held cash balances and the $2.9 million gain on sale of this operation. Amortization expenses of $95.2 million and impairment charges of $224.7 million recorded in 1998 reflect the effects of high prepayments (including the prospect of continued high prepayments) on the value of the mortgage servicing portfolio. After recording an impairment charge of $45.0 million in the second quarter, net of related gains on Derivatives, the Company's decision in July 1998 to actively manage an expanded portfolio of U.S. Treasury-based financial instruments to more fully protect the value of the Company's investment in mortgage servicing rights substantially offset impairment charges recorded in the third and fourth quarters of 1998.

     Operating expenses during 1998 were comparable to 1997 in total. Higher general and administrative costs and lower allocations of costs to the mortgage banking operations were all but offset by lower compensation-related accruals. With the sale of the mortgage banking operations, ongoing operating expenses are expected to be significantly lower.

     Excluding the loss on sale of the Agency Trust interest-only mortgage securities and related gains on Derivatives, the Company recorded gains of $2.3 million on the sale of $3.8 billion of mortgage assets. In addition, the Company earned $3.8 million in 1998 from a strategy of writing call options on a portion of the Company's fixed-rate securities. During 1997 the Company sold $2.0 billion of mortgage assets for gains totaling $27.0 million. Derivatives not designated as hedges contributed $708,000 to operating results during 1997.

1997 COMPARED TO 1996

     Operating results for 1997 exceeded 1996 results due primarily to the benefit of larger holdings of mortgage assets, offset somewhat by a narrowing of financing spreads due to high levels of prepayments and higher short-term borrowing rates. Likewise, mortgage servicing results, while benefiting from significant growth in the servicing portfolio in 1996 and 1995, were hampered by higher amortization of mortgage servicing rights due to high prepayments.

     Agency Securities contributed less to income during 1997 than in 1996. The benefit to operating results of an $891 million (22 percent) increase in average holdings of these securities to $4.9 billion during 1997 was offset by declining financing spreads primarily because of higher prepayments. Additionally, lower 6-month LIBOR and 1-year U.S. Treasury rates led to declining yields on ARM securities because underlying ARM loans reset periodically to those indices. Finally, yields on acquisitions of newly created ARM securities trended lower because many of those securities had initial mortgage interest rates below the referenced indices (referred to as "teaser-rate ARM securities"). During 1997 financing spreads averaged only 20 basis points lower at 61-basis points; however, financing spreads for the fourth quarter of 1997 of 28-basis points were 65-basis points lower than spreads achieved in the fourth quarter of 1996. Average yields for this portfolio were 6.18 percent during 1997 compared to 6.24 percent during 1996, while average borrowing rates were higher at 5.57 percent compared to 5.43 percent during 1996.

     Non-agency Securities contributed less to income during 1997 than in 1996 due primarily to a 13-basis point decrease in financing spreads and a $206 million (30 percent) reduction in

                         CAPSTEAD MORTGAGE CORPORATION


the average holdings of those securities to $476 million. Average yields for this portfolio (calculated including mortgage insurance costs) were 6.96 percent during 1997 compared to 7.01 percent during 1996, while average borrowing rates were higher at 5.75 percent during 1997 compared to 5.67 percent during 1996.

     CMO investments contributed substantially more to income in 1997 than in 1996 primarily because of investments made during 1996 and 1995 in interest-only mortgage securities. Average yields for this portfolio (after hedging costs) declined to 10.24 percent during 1997 from 11.85 percent during 1996. Yields were negatively impacted by higher prepayments and increased hedging costs.

     Higher mortgage banking results reflected continued growth in this operation. Revenues increased to $173 million in 1997 compared to $131 million in 1996. Servicing expenses also increased, but not to the same extent as revenues, reflecting further efficiencies gained in the servicing process with continued growth in the servicing portfolio. Amortization of mortgage servicing rights of $65 million during 1997 was higher than the $45 million recorded in 1996 due to portfolio growth and higher levels of prepayments caused by lower prevailing mortgage interest rates. Greater use of external borrowings secured by the mortgage servicing portfolio to finance portfolio growth contributed to higher borrowing costs in 1997 compared to 1996.

     Operating expenses during 1997 were lower than 1996 primarily because of lower compensation-related accruals.

     During 1997 the Company sold $2.0 billion of mortgage assets for gains totaling $27.0 million. This compares to sales of mortgage assets totaling $667 million during 1996 for gains of $14.9 million. Derivatives not designated as hedges contributed $708,000 to operating results during 1997 compared to $1.1 million during 1996.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds include monthly principal and interest payments on mortgage securities and other investments, short-term borrowings, excess cash flows on CMO investments and proceeds from sales of mortgage assets. In addition, the Company has substantial liquidity with the proceeds from the December 1998 sale of its mortgage banking operations (see above "Financial Condition"), which have been temporarily deployed to reduce short-term borrowings. The Company currently believes that these funds are sufficient for the acquisition of mortgage assets, repayments on short-term borrowings, the payment of cash dividends as required for Capstead's continued qualification as a Real Estate Investment Trust ("REIT") and common and preferred stock repurchases as described below. In addition, the liquidity provided by the sale of the mortgage banking operations affords the Company the opportunity to make strategic investments in a variety of real estate-related investments and entities. There can be no assurances, however, that the Company will make any such investments. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

     Short-term borrowings are primarily made under repurchase arrangements. The Company has uncommitted repurchase facilities with investment banking firms to finance mortgage assets, subject to certain conditions. Interest rates on borrowings under these facilities are based on overnight to 30-day London Interbank Offered Rate ("LIBOR") rates. The terms and conditions of these arrangements, including interest rates, are negotiated on a

                         CAPSTEAD MORTGAGE CORPORATION


transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral which fluctuates with changes in interest rates and the securities' credit quality. Because of the credit-worthiness of securities issued by government-sponsored entities and the U.S. government, the Company has concentrated its remaining investments that it finances using repurchase arrangements on these securities.

     In February 1999 the Company's board of directors authorized the repurchase of up to 6 million shares of common stock and up to 2 million shares of $1.26 Cumulative Convertible Preferred Stock, Series B. The Company may repurchase the shares in open market transactions from time to time subject to the price of its securities and alternative investment opportunities.

     With the sale of the mortgage banking operations, the Company terminated a repurchase arrangement to fund a portion of its production warehouse, which was liquidated subsequent to year-end, and a revolving line of credit agreement with an investment banking firm which was collateralized by mortgage servicing rights.


                        EFFECTS OF INTEREST RATE CHANGES

INTEREST RATE SENSITIVITY ON OPERATING RESULTS

     The Company performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes will have on future earnings. All mortgage assets and any Derivatives held are included in this exercise. In addition, sensitivity of fee income to market interest rate levels, such as those related to CMO administration, are included as well. The model incorporates management assumptions regarding the level of prepayments on mortgage assets for a given level of market rate changes using industry estimates of prepayment speeds for various coupon segments. These assumptions are developed through a combination of historical analysis and future expected pricing behavior. As of December 31, 1998, the Company had the following estimated earnings sensitivity profile:

                                                                          Immediate Change In:
                                                             (rates in basis points, dollars in thousands)
                                                         ----------------------------------------------------
    30-day LIBOR rate                                    Down 100       Down 100         Flat          Up 100
    10-year U.S. Treasury rate                           Down 100         Flat          Up 100         Up 100

    Projected 12-month earnings change*                   $(424)         $12,757        $8,065        $(4,775)

     * Note that the impact of actual or planned acquisitions of mortgage assets subsequent to year-end and potential new business activities were not factored into the simulation model for purposes of this disclosure.

     Income simulation modeling is a primary tool used to assess the direction and magnitude of changes in net margins on mortgage assets resulting from changes in interest rates. Key assumptions in the model include prepayment rates on mortgage assets, cash flows and maturities of Derivatives and other financial instruments, changes in market conditions, and management's financial capital plans. These assumptions are inherently uncertain and, as a

                         CAPSTEAD MORTGAGE CORPORATION


result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

GENERAL DISCUSSION OF EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates may impact the Company's earnings in various ways. The Company's earnings depend, in part, on the difference between the interest received on mortgage securities and other investments, and the interest paid on related short-term borrowings. The resulting spread may be reduced in a rising short-term interest rate environment. Because a substantial portion of the Company's mortgage investments are ARM mortgage securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on the underlying ARM loans. Since ARM loans generally limit the amount of such increase during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying ARM loans resulting in a negative financing spread. The Company may invest in Derivatives from time to time, specifically interest rate caps, as a hedge against rising interest rates on a portion of its short-term borrowings. Interest rate caps generally increase in value as related interest rates rise and decline in value when such rates fall.

     Another effect of changes in interest rates is that, as long-term interest rates decrease, the rate of prepayment of mortgage loans underlying mortgage investments generally increases. To the extent the proceeds of prepayments on mortgage investments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments, earnings may be adversely affected. As seen in 1998 prolonged periods of high prepayments can significantly reduce the expected life of mortgage investments; therefore, the actual yields realized can be lower due to faster amortization of purchase premiums. In addition, the rates of interest earned on ARM investments generally will decline during periods of falling short-term interest rates as the underlying ARM loans reset at lower rates.

     Changes in interest rates also impact earnings recognized from CMO investments, which have consisted primarily of interest-only mortgage securities and fixed-rate CMO residuals (see above "Financial Condition"). The amount of income that may be generated from interest-only mortgage securities is dependent upon the rate of principal prepayments on the underlying mortgage collateral. If mortgage interest rates fall significantly below interest rates on the collateral, principal prepayments will increase, reducing or eliminating the overall return on these investments. As seen in 1998 sustained periods of high prepayments can result in losses. Conversely, if mortgage interest rates rise, interest-only mortgage securities tend to perform favorably because underlying mortgage loans will generally prepay at slower rates, thereby increasing overall returns.

     CMO residuals behave similarly to interest-only mortgage securities. As seen in 1998 if mortgage interest rates fall, prepayments on the underlying mortgage loans generally will be higher thereby reducing or even eliminating overall returns on these investments. This is due primarily to the acceleration of the amortization of bond discounts, a noncash item, as bond classes are repaid more rapidly than originally anticipated. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO

                         CAPSTEAD MORTGAGE CORPORATION


residual because of an increase in time over which the Company receives the larger positive interest spread.

     The Company periodically sells mortgage assets. Such sales may become attractive as values of mortgage assets fluctuate with changes in interest rates. At other times, such as in 1998, it may become prudent to reposition investment portfolios, for example, to mitigate exposure to further declines in mortgage interest rates. In either case, sales of mortgage assets may increase income volatility because of the recognition of transactional gains or losses.

     The above discussion regarding how changes in interest rates impact mortgage assets also applied to the Company's investment in mortgage servicing rights, which was sold in December 1998. When mortgage interest rates rise, periodic amortization of amounts paid for mortgage servicing rights is less since the average lives of the related mortgage loans tend to be longer. Under these conditions, mortgage servicing rights become more valuable. Conversely, lower mortgage interest rates will spur prepayments thus reducing the time the Company can service the related loans. As seen in 1998, sustained periods of high prepayments can result in losses on the Company's investment in mortgage servicing rights, particularly since this investment is evaluated for impairment on a disaggregated basis and impairment charges are necessary if the recorded amount for an individual servicing stratum exceeds its fair value.

     The Company supplements its business plan from time to time with Derivatives held to help offset the effects of falling interest rates on the value of certain assets, such as interest-only mortgage securities and mortgage servicing rights. Historically, most Derivatives used by the Company have been interest rate floors that generally decrease in value when interest rates rise and increase in value when rates decline. The fair value of interest rate floors will erode over time and, as see in 1998, can also be impacted by other factors such as changes in market demand for these instruments. Other Derivatives acquired from time to time may include U.S. Treasury futures contracts and options, written options on mortgage assets or various other Derivatives available in the marketplace that are compatible with the Company's risk management objectives. In instances where such Derivatives are accorded hedge accounting treatment, changes in value adjust the basis of the assets hedged. In instances where Derivatives are not accorded hedge accounting treatment, changes in value are recorded in operating results as they occur, which can increase income volatility. With the sale of nearly all interest-only mortgage securities and the mortgage banking operations, the Company has significantly reduced its exposure to declining mortgage interest rates and therefore the use of Derivatives to manage this exposure has been curtailed.


                                     OTHER

IMPACT OF THE YEAR 2000

     Many existing computer software programs use only two digits to identify the year in date fields and, as such, could fail or create erroneous results by or at the Year 2000. The Company utilizes a number of software systems to administer securitizations and manage its mortgage assets. In addition, the Company utilizes vendors in various capacities and interfaces with various institutions. The Company is exposed to the risk that its systems and the systems of its vendors and institutions it interfaces with are not Year 2000 compliant.

                         CAPSTEAD MORTGAGE CORPORATION


     State of Readiness. The Company has made and will continue to make investments in its software systems and applications to ensure the Company is Year 2000 compliant. The Company is also taking steps to ensure that the vendors it utilizes and institutions that it interfaces with are also taking the necessary steps to become Year 2000 compliant. This process is expected to be essentially complete by the end of the second quarter of 1999. In addition, with the sale of the mortgage banking operations in December 1998, the Company has built a completely new computer network that is considered to be Year 2000 compliant.

     Costs. The financial costs of becoming Year 2000 compliant for the ongoing operations of the Company, including the construction of the Company's new computer network, have not and are not expected to exceed $300,000.

     Risks and Contingency Planning. Although the Company expects that all its systems and applications will be Year 2000 compliant per the above schedule well prior to December 31, 1999, there can be no assurance that all of the vendors it utilizes and institutions that it interfaces with will complete their compliance efforts. The Company will continue to monitor their efforts in this regard and will take all prudent steps necessary to ensure operations are not disrupted including the use of other vendors or other methodologies and processes to transact the Company's business. The effect of any disruption to the Company's operations of any such instances of non-compliance is not presently determinable.

FORWARD LOOKING STATEMENTS

     This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. The Company's actual results, changes in net asset value and liquidity can differ materially from those anticipated in these forward-looking statements as a result of unforeseen factors. These factors may include, but are not limited to, Year 2000 compliance failures, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, the effectiveness of risk management strategies, the impact of leverage, liquidity of credit markets, increases in costs and other general competitive factors.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for Derivatives and hedging activities. It requires that an entity recognize all Derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a Derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) a hedge of the exposure to variable cash flows of a forecasted transaction; or (iii) in certain circumstances, a hedge of a foreign currency exposure. This statement will become effective for the Company's fiscal year ending December 31, 2000. The adoption of SFAS 133 is not expected to have a material impact on the financial position of the Company.