Form 10-K, Exhibit 13
period 1999-12-31
CAPSTEAD MORTGAGE CORP
filed 2000-03-16
CIK 766701

                                                                      EXHIBIT 13


                         CAPSTEAD MORTGAGE CORPORATION
                                PORTIONS OF THE
                         ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                     EXHIBIT 13

                          CAPSTEAD MORTGAGE CORPORATION

                         REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Capstead Mortgage Corporation

     We have audited the accompanying consolidated balance sheet of Capstead Mortgage Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and preferred stock subject to repurchase, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                               By:  /s/ ERNST & YOUNG LLP


Dallas, Texas
January 27, 2000

                         CAPSTEAD MORTGAGE CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (In thousands, except per share amounts)

                                                                                   Year Ended December 31
                                                                       --------------------------------------------
                                                                          1999             1998              1997
                                                                       ----------       ----------       ----------
INTEREST INCOME:
   Mortgage securities and other investments                           $  293,841       $  311,807       $  339,980
   CMO collateral and investments                                         269,318          355,391          354,279
                                                                       ----------       ----------       ----------
       Total interest income                                              563,159          667,198          694,259
                                                                       ==========       ==========       ==========
INTEREST AND RELATED EXPENSE:
   Short-term borrowings:
     Mortgage securities and other investments                            232,852          291,125          300,391
     CMO investments                                                           --           22,733           29,244
   Collateralized mortgage obligations                                    270,081          340,248          281,497
   Mortgage insurance and other                                             2,014            5,469            5,155
                                                                       ----------       ----------       ----------
       Total interest and related expense                                 504,947          659,575         616,287
                                                                       ----------       ----------       ----------
         Net margin on mortgage assets and other investments               58,212            7,623           77,972
                                                                       ----------        ----------       ----------
NET MARGIN ON MORTGAGE BANKING OPERATIONS                                      --           11,821           59,422
                                                                       ----------       ----------       ----------
OTHER OPERATING REVENUE (EXPENSE):
   Gain (loss) on sale of mortgage assets and related derivative
     financial instruments                                                  1,738         (245,261)          27,737
   Impairment on CMO investments                                               --           (4,051)              --
   CMO administration and other                                             4,083            4,598            4,000
   Other operating expense                                                 (6,124)          (9,494)          (9,205)
                                                                       ----------       ----------       ----------
       Total other operating revenue (expense)                               (303)        (254,208)          22,532
                                                                       ----------       ----------       ----------
NET INCOME (LOSS)                                                      $   57,909       $ (234,764)      $  159,926
                                                                       ==========       ==========       ==========

Net income (loss)                                                      $   57,909       $ (234,764)      $  159,926
Less cash dividends on preferred stock                                    (22,556)         (22,342)         (25,457)
                                                                       ----------       ----------       ----------
Net income (loss) available to common stockholders                     $   35,353       $ (257,106)      $  134,469
                                                                       ==========       ==========       ==========
NET INCOME (LOSS) PER COMMON SHARE:
   Basic                                                               $     0.61       $    (4.22)      $     2.62
   Diluted                                                                   0.60            (4.22)            2.35

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
   Basic                                                                   58,348           60,948           51,257
   Diluted                                                                 59,046           60,948           68,023

See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION

                           CONSOLIDATED BALANCE SHEET

                    (In thousands, except per share amounts)

                                                                                 December 31
                                                                       -------------------------------
                                                                           1999                1998
                                                                       ------------       ------------
ASSETS
   Mortgage securities and other investments                           $  5,408,714       $  2,369,602
   CMO collateral and investments                                         3,318,886          4,571,274
                                                                       ------------       ------------
                                                                          8,727,600          6,940,876
   Prepaids, receivables and other                                           48,451             59,526
   Restricted cash and cash equivalents                                       2,500             26,500
   Cash and cash equivalents                                                 28,488             73,385
                                                                       ------------       ------------
                                                                       $  8,807,039       $  7,100,287
                                                                       ============       ============
LIABILITIES
   Borrowings under repurchase arrangements                            $  4,872,392       $  1,839,868
   Collateralized mortgage obligations                                    3,289,584          4,521,324
   Accounts payable and accrued expenses                                     30,673             58,894
                                                                       ------------       ------------
                                                                          8,192,649          6,420,086
                                                                       ------------       ------------
PREFERRED STOCK SUBJECT TO REPURCHASE
   $0.10 par value; 10,756 shares authorized, issued and
     outstanding ($52,735 aggregate repurchase amount)                       50,584                 --
                                                                       ------------       ------------
STOCKHOLDERS' EQUITY
   Preferred stock -- $0.10 par value;
     89,244 shares authorized:
       $1.60 Cumulative Preferred Stock, Series A,
         374 and 374 shares issued and outstanding
         ($6,134 aggregate liquidation preference)                            5,228              5,228
       $1.26 Cumulative Convertible Preferred Stock, Series B,
         16,673 and 17,298 shares issued and outstanding
         ($189,739 aggregate liquidation preference)                        186,248            193,196
   Common stock -- $0.01 par value; 100,000 shares authorized;
     56,856 and 60,546 shares issued and outstanding                            569                605
   Paid-in capital                                                          769,617            787,677
   Accumulated deficit                                                     (304,568)          (305,287)
   Accumulated other comprehensive income (loss)                            (93,288)            (1,218)
                                                                       ------------       ------------
                                                                            563,806            680,201
                                                                       ------------       ------------
                                                                       $  8,807,039       $  7,100,287
                                                                       ============       ============

See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND
                      PREFERRED STOCK SUBJECT TO REPURCHASE

                    (In thousands, except per share amounts)


                                                                   Three Years Ended December 31, 1999
                                          ------------------------------------------------------------------------------------------
                                          Preferred                                                       Accumulated
                                            Stock                                                            Other         Total
                                          Subject to   Preferred     Common     Paid-in     Accumulated  Comprehensive Stockholders'
                                          Repurchase     Stock        Stock     Capital      Deficit     Income (Loss)    Equity
                                          ----------   ----------   ---------- ----------   -----------  ------------- -------------
BALANCE AT JANUARY 1, 1997                $      --    $ 266,396    $     447  $ 461,045    $   4,582    $  (5,601)    $ 726,869
Comprehensive income:
  Net income                                     --           --           --         --      159,926           --       159,926
   Other comprehensive income (loss):
     Change in unrealized loss on debt
       securities, net of
         reclassification amount                 --           --           --         --           --      (46,845)      (46,845)
                                                                                                                       ---------
         Total comprehensive income                                                                                      113,081
Cash dividends:
   Common ($2.40 per share)                      --           --           --         --     (126,375)          --      (126,375)
   Preferred                                     --           --           --         --      (25,457)          --       (25,457)
Conversion of preferred stock                    --      (85,097)          57     85,040           --           --            --
Additions to capital                             --       14,199           81    186,210           --           --       200,490
                                          ---------    ---------    ---------  ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1997                     --      195,498          585    732,295       12,676      (52,446)      888,608
Comprehensive loss:
   Net loss                                      --           --           --         --     (234,764)          --      (234,764)
   Other comprehensive income (loss):
     Change in unrealized loss on debt
       securities, net of
         reclassification amount                 --           --           --         --           --       51,228        51,228
                                                                                                                       ---------
         Total comprehensive loss                                                                                       (183,536)
Cash dividends:
   Common ($1.00 per share)                      --           --           --         --      (60,857)          --       (60,857)
   Preferred                                     --           --           --         --      (22,342)          --       (22,342)
Conversion of preferred stock                    --       (1,111)           1      1,110           --           --            --
Additions to capital                             --        4,037           29     58,366           --           --        62,432

Capital stock repurchases                        --           --          (10)    (4,094)          --           --        (4,104)
                                          ---------    ---------    ---------  ---------    ---------    ---------     ---------
BALANCE AT DECEMBER 31, 1998                     --      198,424          605    787,677     (305,287)      (1,218)      680,201
Comprehensive loss:
   Net income                                    --           --           --         --       57,909           --        57,909
   Other comprehensive income (loss):
     Change in unrealized loss on debt
       securities, net of
         reclassification amount                 --           --           --         --           --      (92,070)      (92,070)
                                                                                                                       ---------
         Total comprehensive loss                                                                                        (34,161)
Cash dividends:
   Common ($0.60 per share)                      --           --           --         --      (34,634)          --       (34,634)
   Preferred                                     --           --           --         --      (22,305)          --       (22,305)
Additions to capital                         50,584           --           --         --           --           --            --

Capital stock repurchases                        --       (6,948)         (36)   (18,060)        (251)          --       (25,295)
                                          ---------    ---------    ---------  ---------    ---------    ---------     ---------

BALANCE AT DECEMBER 31, 1999              $  50,584    $ 191,476    $     569  $ 769,617    $(304,568)   $ (93,288)    $ 563,806
                                          =========    =========    =========  =========    =========    =========     =========

See accompanying notes to consolidated financial statements.

                         CAPSTEAD MORTGAGE CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)

                                                                                             Year Ended December 31,
                                                                                   --------------------------------------------
                                                                                      1999             1998            1997
                                                                                   ------------    ------------    ------------
OPERATING ACTIVITIES:
   Net income (loss)                                                               $     57,909    $   (234,764)   $    159,926
   Noncash items:
     Impairment on CMO investments                                                           --           4,051              --
     Amortization and impairment of mortgage servicing rights and related costs              --         319,886          64,892
     Amortization of discount and premium                                                40,020         134,693         114,603
     Depreciation and other amortization                                                  1,043           5,010           3,585
   Gain on sale of financial instruments held to offset the effects of
     impairment                                                                              --        (173,424)             --
   Gain on sale of mortgage servicing rights and mortgage banking operations                 --          (2,877)             --
   Loss (gain) on sale of mortgage assets and derivative financial instruments           (1,738)        245,261         (27,737)
   Net change in prepaids, receivables, other assets, accounts
     payable and accrued expenses                                                        10,693         112,183         (26,994)
                                                                                   ------------    ------------    ------------
         Net cash provided by operating activities                                      107,927         410,019         288,275
                                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES:
   Purchases of mortgage securities and other investments                            (4,380,781)     (4,797,684)     (4,467,187)
   Purchases of CMO collateral and investments                                               --      (1,305,865)     (1,684,295)
   Purchases of mortgage servicing rights                                                    --        (106,498)       (139,997)
   Purchases of derivative financial instruments                                             --         (78,396)       (112,417)
   Principal collections on mortgage investments                                      1,247,027       2,112,469       1,459,956
   Proceeds from sales of mortgage assets                                               114,763       6,924,038       2,020,450
   Proceeds from sales and settlement of derivative financial instruments                12,595         239,481          34,191
   Proceeds from sale of mortgage servicing rights and
     mortgage banking operations                                                             --         582,772              --
   CMO collateral:
     Principal collections                                                            1,079,961       1,187,988         537,817
     Decrease in accrued interest receivable                                              7,900           8,367           4,724
     Decrease (increase) in short-term investments                                       14,119             721          (4,546)
                                                                                   ------------    ------------    ------------
         Net cash provided (used) by investing activities                            (1,904,416)      4,767,393      (2,351,304)
                                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES:
   Increase (decrease) in short-term borrowings                                       3,032,524      (5,259,838)      1,636,850
   Decrease in mortgage servicing acquisitions payable                                       --          (8,363)        (63,374)
   Collateralized mortgage obligations:
     Issuance of securities                                                                  --       1,494,853       1,109,411
     Principal payments on securities                                                (1,241,769)     (1,299,115)       (673,119)
     Increase (decrease) in accrued interest payable                                     (7,513)        (11,977)          2,253
   Capital stock transactions                                                            25,289          46,235         199,214
   Dividends paid                                                                       (56,939)        (83,199)       (151,832)
                                                                                   ------------    ------------    ------------
         Net cash provided (used) by financing activities                             1,751,592      (5,121,404)      2,059,403
                                                                                   ------------    ------------    ------------
Net change in cash and cash equivalents                                                 (44,897)         56,008          (3,626)
Cash and cash equivalents at beginning of year                                           73,385          17,377          21,003
                                                                                   ------------    ------------    ------------
Cash and cash equivalents at end of year                                           $     28,488    $     73,385    $     17,377
                                                                                   ============    ============    ============

See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


                               NOTE 1 -- BUSINESS

Capstead Mortgage Corporation, a mortgage investment firm, earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. Declining long-term interest rates throughout much of 1998 contributed to substantial liquidity issues for the mortgage finance industry. In response to these market conditions, during 1998 the Company reduced its mortgage asset holdings and sold its mortgage banking operations (see NOTE 8). As a result, the Company entered 1999 with substantial liquidity but diminished earnings capacity. During 1999 the Company's primary focus consisted of managing a portfolio of single-family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities").

     The Company is considering modifying its investment strategy to replace a portion of its existing mortgage investments with a diversified portfolio of credit-sensitive commercial mortgage-backed securities ("CMBS") and residential mortgage-backed securities, most of which are expected to be "investment grade" at the time of purchase as determined by national rating agencies. Credit-sensitive mortgage securities generally earn higher yields than those typically earned on the Company's existing mortgage assets, due largely to a higher risk of default by the underlying borrowers and, to a lesser extent, reduced liquidity. Fully implementing this proposed modification of investment strategy could necessitate a repositioning of the Company's existing portfolio of mortgage securities, which could result in the recognition in operating results of a portion of the unrealized losses on these securities that are currently reflected in the balance sheet.

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

USE OF ESTIMATES

     The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles. The amortization of premiums and discounts on mortgage assets and CMOs is based on estimates of future movements in interest rates and

                         CAPSTEAD MORTGAGE CORPORATION



how resulting rates will affect prepayments on underlying mortgage loans. Actual results could differ from those estimates. As was the case in 1998, prepayments could rise to levels that could adversely affect profitability.

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

     Interest is recorded as income when earned. Any premium or discount is recognized as an adjustment to interest income by the interest method over the life of the related mortgage asset. Realized gains (losses) are included in Other operating revenue (expense). The cost of assets sold is based on the specific identification method.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less.

RESTRICTED CASH AND CASH EQUIVALENTS

     Restricted cash and cash equivalents represents cash and highly liquid investments held in escrow in connection with the sale of the mortgage banking operations. Remaining funds are scheduled to be released from escrow July 1, 2000 provided no claims against these funds are made pursuant to the terms of the related sale agreements.

MORTGAGE SERVICING RIGHTS

     Prior to the December 1998 sale of the mortgage banking operations, the cost of acquiring mortgage servicing rights was capitalized and amortized in proportion to and over the period of estimated net servicing income. Included in Net margin on mortgage banking operations are amortization and impairment charges related to mortgage servicing rights. Estimated net servicing income was evaluated periodically and adjustments were made to the rate of amortization. Mortgage servicing rights were evaluated for impairment on a disaggregated basis by predominant risk characteristics. A valuation allowance was established through a charge to operating results to the extent that the recorded amount for servicing rights within an individual stratum exceeded fair value. Fair values were established through use of a discounted cash flow valuation model that incorporated assumptions the Company believed market participants used in estimating the fair value of future net servicing income including assumptions regarding prepayment speeds, discount rates and servicing costs. For impairment evaluation purposes, the Company stratified its servicing portfolio based on term, interest rate and loan type (fixed-rate versus adjustable-rate).

                         CAPSTEAD MORTGAGE CORPORATION

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company may acquire derivative financial instruments ("Derivatives") for risk management purposes. Derivatives acquired from time to time may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options; written options on mortgage assets or various other Derivatives available in the market place that are compatible with the Company's risk management objectives. Owners of Derivatives have credit risk associated with the counterparties to the instruments. The Company manages this risk by dealing only with large, financially sound investment banking firms. Realized and unrealized gains (losses) on Derivatives not designated as hedges are taken directly to operating results.
     Realized and unrealized gains (losses) on Derivatives designated as hedges reduce (increase) the carrying amount of the assets hedged. Ongoing correlation and effectiveness of such Derivatives is measured by comparing the change in value of the hedges with the change in value of the assets hedged. Should a hedge prove ineffective, hedge accounting would cease and the change in value of the hedge instruments would be reflected in operating results. The cost of acquiring Derivatives designated as hedges is reflected as a charge to operating results as a component of the related hedged item over the contractual lives of the instruments. The fair value of Derivatives, if any, is included in Prepaids, receivables and other on the balance sheet.
     Prior to selling nearly all of its investments in interest-only mortgage securities and its investment in mortgage servicing rights in 1998, the Company held Derivatives to help offset the effects of falling mortgage interest rates on the value of these investments. Other than remaining interest rate floors sold in January 1999, the Company did not hold any Derivatives during 1999.
     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for Derivatives and hedging activities. It requires an entity to recognize all Derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. If certain conditions are met, a Derivative may be specifically designated as
(i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) a hedge of the exposure to variable cash flows of a forecasted transaction; or (iii) in certain circumstances, a hedge of a foreign currency exposure. This statement is effective for the Company's fiscal year ending December 31, 2001. The adoption of SFAS 133 is not expected to have a material impact on the financial position or results of operations of the Company.

BORROWINGS

     CMOs and borrowings under repurchase arrangements are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to interest expense by the interest method over the expected term of the related borrowings.

                         CAPSTEAD MORTGAGE CORPORATION

NET MARGIN ON MORTGAGE BANKING OPERATIONS

     Prior to the December 1998 sale of the mortgage banking operations, the Company earned mortgage banking revenue for servicing and, to a lesser extent, originating single-family residential mortgage loans. This revenue is included in Net margin on mortgage banking operations offset by related costs of servicing including amortization and impairment of mortgage servicing rights. Mortgage banking revenue represents fees received for servicing mortgage loans, interest earned on temporarily-held cash balances, income earned from originating and selling mortgage loans and other ancillary income customary to mortgage banking operations. Also included in Net margin on mortgage banking operations in 1998 is the gain on the sale of this operation. Servicing fees were calculated based on a contractual percentage of the outstanding monthly principal balance of mortgage loans serviced and recognized as income when collected. Other mortgage revenue was recorded on the accrual basis.

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

NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
(loss), after deducting preferred stock dividends, by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and common stock equivalents outstanding, and assuming conversion of the $1.60 Cumulative Preferred Stock, Series A ("Series A" shares); the $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B" shares); $0.56 Cumulative Convertible Preferred Stock, Series C ("Series C" shares); and $0.40 Cumulative Convertible Preferred Stock, Series D ("Series D" shares) if

                         CAPSTEAD MORTGAGE CORPORATION

the effects of conversion are dilutive. The Series A and B shares were not considered convertible for purposes of calculating diluted net income (loss) per common share in 1999 and 1998 because the effects of conversion were antidilutive.

               NOTE 3 -- MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage securities and other investments and the related average effective interest rates (calculated for the indicated year including mortgage insurance costs on non-agency securities and excluding unrealized gains and losses) were as follows (dollars in thousands):

                                                Purchase                                                        Average
                                 Principal      Premiums                       Carrying         Average        Effective
                                  Balance      (Discounts)        Basis         Amount          Coupon            Rate
                               ------------    ------------    ------------   ------------    ------------    ------------
DECEMBER 31, 1999                                                                  *               **              **
   Agency Securities:
     FNMA/FHLMC:
       Fixed-rate              $  1,063,822    $     (2,924)   $  1,060,898   $  1,009,577            6.18%           6.23%
       Medium-term                1,123,984           4,516       1,128,500      1,103,704            6.15            5.89
       ARMs:
         LIBOR/CMT                  911,262          20,824         932,086        935,291            7.03            5.63
         COFI                       242,573           1,570         244,143        237,721            5.84            5.62
     GNMA ARMs                    1,924,659          26,083       1,950,742      1,936,032            6.29            5.65
                               ------------    ------------    ------------   ------------    ------------    ------------
                                  5,266,300          50,069       5,316,369      5,222,325            6.35            5.81
   Non-agency securities            126,431             385         126,816        127,059            8.34            8.06
   CMBS -- adjustable-rate           60,182            (852)         59,330         59,330            7.54            8.53
                               ------------    ------------    ------------   ------------    ------------    ------------
                                                                                                                    60,182
                               $  5,452,913    $     49,602    $  5,502,515   $  5,408,714            6.41%           5.87%
                               ============    ============    ============   ============    ============    ============
DECEMBER 31, 1998
   Agency and U.S. Treasury
     Securities:
     U.S. Treasury notes       $               $         --    $         --   $         --             --%            5.40%
     FNMA/FHLMC:
       Fixed-rate                   397,648            (731)        396,917        400,345            6.50            6.51
       Medium-term                  313,947           3,597         317,544        318,033            6.60            5.94
       LIBOR/CMT ARMs               616,274          16,350         632,624        626,356            7.49            5.20
     GNMA ARMs                      871,308          14,635         885,943        883,451            6.75            5.80
                               ------------    ------------    ------------   ------------    ------------    ------------
                                  2,199,177          33,851       2,233,028      2,228,185            6.89            5.77
   Non-agency securities            140,718            (157)        140,561        141,417            7.22            7.02
                               ------------    ------------    ------------   ------------    ------------    ------------
                               $  2,339,895    $     33,694    $  2,373,589   $  2,369,602            6.91%           5.89%
                               ============    ============    ============   ============    ============    ============

*    Includes mark to market, if applicable (see NOTE 7).

** Average Coupon is calculated as of the indicated balance sheet date. Average Effective Rate is calculated for the year then ended.


     The Company classifies its mortgage securities by interest rate characteristics of the underlying single-family residential mortgage loans. Fixed-rate mortgage securities either (i) have fixed rates of interest for their entire terms, (ii) have an initial fixed-rate period of 10 years after origination and then adjust annually based on a specified margin over 1-year U.S. Treasury Securities ("1-year Treasuries"), or (iii) were previously classified as medium-term and have adjusted to a fixed rate for the remainder of their terms. Medium-term mortgage securities either (i) have an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over 1-year Treasuries, (ii) have initial

                         CAPSTEAD MORTGAGE CORPORATION

interest rates that adjust one time, approximately 5 years following origination of the mortgage loan, based on a specified margin over Fannie Mae yields for 30-year, fixed-rate commitments at the time of adjustment, or (iii) are fixed-rate mortgage securities that have expected weighted average lives of 5 years or less. Adjustable-rate mortgage ("ARM") securities either (i) adjust semiannually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR"), (ii) adjust annually based on a specified margin over 1-year Treasuries ("CMT"), (iii) adjust monthly based on a specific margin over the Cost of Funds Index as published by the Eleventh District Federal Reserve Bank ("COFI"), (iv) were previously classified as medium-term and have begun adjusting annually based on a specified margin over 1-year Treasuries, or (v) in the case of CMBS held as of December 31, 1999, adjust monthly based on a specified margin over 30-day LIBOR.

     Agency and U.S. Treasury securities consist of Agency Securities and U.S. government-issued fixed-rate securities, commonly referred to as U.S. Treasury notes or bonds (collectively, "Agency and U.S. Treasury Securities"). Agency Securities have no foreclosure risk. Non-agency securities consist of private mortgage pass-through securities backed primarily by single-family jumbo-sized residential mortgage loans whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers, and other AAA-rated private mortgage securities (together, "Non-agency Securities"). At December 31, 1998 Non-Agency Securities also included mortgage loans held for sale in connection with curtailed mortgage production activities. Although investment grade when acquired, CMBS held by the Company at December 31, 1999 carry credit risk associated with the underlying commercial mortgage loans. Features of the related CMBS issuance, including subordinated securities held by other investors, help mitigate this risk. The maturity of mortgage-backed securities is directly affected by the rate of principal prepayments on the underlying loans.

                    NOTE 4 -- CMO COLLATERAL AND INVESTMENTS

     CMO collateral consists of (i) fixed-rate, medium-term and adjustable-rate mortgage securities collateralized by single-family residential mortgage loans and (ii) related short-term investments, both pledged to secure CMO borrowings ("Pledged CMO Collateral"). CMO investments have included investments in interest-only mortgage securities and investments in other CMO securities such as principal-only mortgage securities. Interest-only mortgage securities are entitled to receive 100 percent of coupon interest stripped from pools of mortgage loans.

     All principal and interest on pledged mortgage securities is remitted directly to a collection account maintained by a trustee. The trustee is responsible for reinvesting those funds in short-term investments. All collections on the pledged mortgage securities and the reinvestment income earned thereon are available for the payment of principal and interest on CMO borrowings. Pledged mortgage securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged. The Company has retained only $1.1 million of credit risk in the form of subordinated bonds associated with these securities. The weighted average effective interest rate for total Pledged CMO Collateral was 7.16 percent and 7.27 percent during 1999 and 1998, respectively.

                          CAPSTEAD MORTGAGE CORPORATION

     The components of CMO collateral and investments are summarized as follows (in thousands):

                                            December 31
                                      -----------------------
                                         1999         1998
                                      ----------   ----------
Pledged CMO Collateral:
  Pledged mortgage securities         $3,283,848   $4,507,337
  Short-term investments                     760       14,879
  Accrued interest receivable             19,461       27,361
                                      ----------   ----------
                                       3,304,069    4,549,577
  Unamortized premium                     11,633       11,830
                                      ----------   ----------
                                       3,315,702    4,561,407
CMO investments                            3,184        9,867
                                      ----------   ----------
                                      $3,318,886   $4,571,274
                                      ==========   ==========


     During 1998 the value of interest-only mortgage securities, which trade in a market with relatively few participants, was significantly depressed by increasingly high rates of current and anticipated future mortgage prepayments and sales of such securities by a number of large market participants. In 1998 the Company sold its entire $1.0 billion Agency Trust interest-only mortgage securities portfolio at a loss of $251.9 million, net of related gains on Derivatives, and wrote down to fair value remaining investments in interest-only mortgage securities through an other-than-temporary impairment charge of $4.1 million. These remaining securities were sold in early 1999. Derivatives, specifically interest rate floors, held to help offset the effects of falling mortgage interest rates on the value of interest-only mortgage securities under-performed relative to the loss in value of the assets they were intended to hedge. As a result, these Derivatives no longer met hedge accounting criteria requiring high ongoing correlation and, beginning in April 1998, changes in value of these instruments were included in operating results rather than recorded as an adjustment to the carrying amount of the hedged assets. Such changes in value totaled $28.3 million prior to the sale of this portfolio and are included in Gain (loss) on sale of mortgage assets and related derivative financial instruments.

               NOTE 5 -- BORROWINGS UNDER REPURCHASE ARRANGEMENTS

     Borrowings made under uncommitted repurchase arrangements with investment banking firms pursuant to which the Company pledges residential mortgage assets as collateral generally have maturities of less than 31 days, although in recognition of the potential for greater than normal mortgage finance market liquidity constraints on or about December 31, 1999, the Company extended the terms of a portion of its borrowings up to 4 months beyond year-end. Repurchase arrangements with CMBS pledged as collateral generally have maturities similar to the expected maturities of the related collateral. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis.

                         CAPSTEAD MORTGAGE CORPORATION



     Repurchase arrangements, and the related average effective interest rates are classified by type of collateral and maturities as follows (dollars in thousands):

                                            December 31, 1999                December 31, 1998
                                         -----------------------        ----------------------------
                                                        Weighted                           Weighted
                                         Borrowings     Average         Borrowings          Average
                                         Outstanding      Rate          Outstanding          Rate
                                         -----------   ---------        ----------         ---------
Agency Securities (less than 31 days)    $2,405,436         5.81%       $1,839,868         5.47%
Agency Securities (31 to 90 days)         2,012,810         6.38                --           --
Agency Securities (over 90 days)            280,347         6.41                --           --
Non-agency Securities (over 90 days)        124,361         6.62                --           --
CMBS (over 1 year)                           49,438         7.01                --           --
                                         -----------                    ----------
                                         $4,872,392                     $1,839,868
                                         ===========                    ==========


     The weighted average effective interest rate on borrowings under repurchase arrangements was 5.16 percent and 5.55 percent during 1999 and 1998, respectively. Interest paid on borrowings totaled $221.4 million, $347.6 million and $339.1 million during 1999, 1998 and 1997, respectively. As of December 31, 1999, $5.1 billion of mortgage securities were pledged as collateral under repurchase arrangements.

                  NOTE 6 -- COLLATERALIZED MORTGAGE OBLIGATIONS

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

                                                            December 31
                                                   -----------------------------
                                                      1999              1998
                                                   -----------       -----------
CMOs                                               $ 3,281,464       $ 4,513,522
Accrued interest payable                                18,096            25,609
                                                   -----------       -----------
   Total obligation                                  3,299,560         4,539,131
Unamortized discount                                    (9,976)          (17,807)
                                                   -----------       -----------
                                                   $ 3,289,584       $ 4,521,324
                                                   ===========       ===========

Range of average inte                             5.13% to 9.45%    5.22% to 9.45%
Range of stated matur                              2008 to 2028      2007 to 2028
Number of series                                        24                31


     The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption, generally at the Company's option, provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity. The average effective interest rate for all CMOs was 7.24 percent and 7.85 percent during 1999 and 1998, respectively. Interest paid on CMOs totaled $260.2 million, $352.6 million and $263.2 million during 1999, 1998 and 1997, respectively.

                         CAPSTEAD MORTGAGE CORPORATION

                   NOTE 7 -- DISCLOSURES REGARDING FAIR VALUES
                               OF DEBT SECURITIES

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

     The carrying amounts of cash and cash equivalents, receivables, payables and borrowings under repurchase arrangements approximate fair value. The fair value of Agency Securities, Non-agency Securities, CMBS and CMO investments were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. The fair value of Pledged CMO Collateral was based on projected cash flows, after payment on the related CMOs, determined using market discount rates and prepayment assumptions. The fair value of CMOs was based on the same method for determining fair value of Pledged CMO Collateral adjusted for credit enhancements. The maturity of mortgage assets is directly affected by the rate of principal payments on the underlying mortgage loans and, for Pledged CMO Collateral, Clean-up Calls of the remaining CMOs outstanding. The following table summarizes fair value disclosures for financial instruments (in thousands):

                                                        December 31, 1999               December 31, 1998
                                                    --------------------------     ----------------------------
                                                    Carrying          Fair          Carrying          Fair
                                                     Amount           Value          Amount           Value
                                                    ---------       ---------       ---------       ---------
ASSETS:
   Cash and cash equivalents                       $   28,488      $   28,488      $   73,385      $   73,385
   Restricted cash and cash equivalents                 2,500           2,500          26,500          26,500
   Receivables                                         42,297          42,297          41,717          41,717
   Mortgage investments                             5,408,714       5,409,991       2,263,856       2,263,856
   CMO collateral and investments                   3,318,886       3,255,730       4,571,274       4,641,641
   Derivatives*                                            --              --          12,618          12,618
LIABILITIES:
   Payables                                            30,673          30,673          58,894          58,894
   Borrowings under repurchase arrangements         4,872,392       4,872,392       1,839,868       1,839,868
   CMOs                                             3,289,584       3,242,991       4,521,324       4,614,764

* The average fair value of Derivatives held by the Company and not accorded hedge accounting treatment during 1998 was $81.1 million. Remaining Derivatives held by the Company were sold in January 1999.

                         CAPSTEAD MORTGAGE CORPORATION

     The following table summarizes fair value disclosures for available-for-sale debt securities (in thousands):

                                                                      Gross             Gross
                                                                   Unrealized        Unrealized         Fair
                                                   Cost               Gains             Losses          Value
                                                 ----------        ----------        ----------       ----------
AS OF DECEMBER 31, 1999
  Mortgage investments:
     Agency Securities:
       Fixed-rate                                $1,060,898            $ 268           $51,589          $1,009,577
       Medium-term                                1,128,500               39            24,835           1,103,704
       Adjustable-rate                            3,126,971            4,659            22,586           3,109,044
     Non-agency Securities                           28,817              249                 6              29,060
     CMBS -- adjustable-rate                         59,330                -                 -              59,330
   CMO collateral and investments                   103,142              697               184             103,655
                                                 ----------           ------           -------          ----------
                                                 $5,507,658           $5,912           $99,200          $5,414,370
                                                 ==========           ======           =======          ==========
AS OF DECEMBER 31, 1998
  Mortgage investments:
     Agency Securities:
       Fixed-rate                                 $ 396,917           $3,466             $  38           $ 400,345
       Medium-term                                  317,544              862               373             318,033
       Adjustable-rate                            1,518,567            1,486            10,246           1,509,807
     Non-agency Securities                           34,815              856                 -              35,671
   CMO collateral and investments                   190,916            2,927               158             193,685
                                                 ----------           ------           -------          ----------
                                                 $2,458,759           $9,597           $10,815          $2,457,541
                                                 ==========           ======           =======          ==========

     Given the Company's current borrowing capacity, the Company has the ability to hold mortgage assets for the foreseeable future; however, implementation of the proposed investment strategy (see NOTE 1), could necessitate the recognition in operating results of a portion of these losses.

     Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Non-agency Securities. Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15 percent of its original issuance amounts. The following table summarizes fair value disclosures for debt securities held-to-maturity (in thousands):

                                                                     Gross            Gross
                                                                   Unrealized      Unrealized         Fair
                                                     Cost            Gains           Losses           Value
                                                   ----------      ----------      ----------      ----------
AS OF DECEMBER 31, 1999
   Non-agency Securities ....................      $   97,999      $    1,277      $       --      $   99,276
   Pledged CMO Collateral ...................       3,215,231           1,620          18,183       3,198,668
                                                   ----------      ----------      ----------      ----------
                                                   $3,313,230      $    2,897      $   18,183      $3,297,944
                                                   ==========      ==========      ==========      ==========
AS OF DECEMBER 31, 1998
   Pledged CMO Collateral ...................      $4,377,589      $    3,286      $   26,359      $4,354,516
                                                   ==========      ==========      ==========      ==========

                         CAPSTEAD MORTGAGE CORPORATION

     The following table summarizes disclosures related to the disposition of debt securities (in thousands):

                                                                     Year Ended December 31
                                                        -------------------------------------------------
                                                            1999              1998               1997
                                                        ------------      ------------       ------------
Sale of securities held available-for-sale:
   Amortized cost                                       $      7,573      $  6,233,622       $  1,920,097
   Gains (losses)*                                             1,761          (223,959)            24,043
Sale of released CMO collateral held-to-maturity:
   Amortized cost                                                 --             5,022             73,324
   Gains                                                          --               471              2,986


* Represents the reclassification amounts included in other comprehensive income (loss) as a component of the change in unrealized gains (losses) on debt securities held available-for-sale. Excludes a January 1999 loss of $23,000 on the sale of remaining Derivatives held by the Company.

                NOTE 8 -- SALE OF MORTGAGE BANKING OPERATIONS AND
                      MORTGAGE BANKING RELATED DISCLOSURES

     In December 1998 the Company sold its mortgage banking operations and its investment in mortgage servicing rights to two affiliates of General Motors Acceptance Corporation ("GMAC"). A gain of $2.9 million on these transactions was recorded as a component of Net margin on mortgage banking operations. The Company had a long-term subservicing relationship with GMAC, subservicing approximately $19 billion of GMAC's single-family mortgage loans just prior to the sale.

     After retiring indebtedness related to the mortgage servicing portfolio, related hedge instruments and loan production financing, and after certain transaction costs, these transactions generated net cash proceeds of approximately $500 million, including $26.5 million of Restricted cash and cash equivalents held in escrow to secure related indemnifications. In accordance with the terms of the related escrow agreement, during 1999, $3.9 million in payments were made out of escrow to GMAC for pricing adjustments and $20.1 million was released to the Company, with the remaining $2.5 million scheduled for release July 1, 2000. In addition, a prepayment protection settlement payment of $16 million was remitted to GMAC in February 1999. These payments were provided for in the determination of the gain on these transactions recorded in 1998, along with other contract settlement provisions and anticipated costs associated with exiting the mortgage banking operations, including costs associated with the acceleration of benefits of restricted stock grants to employees (see NOTE 11).

     As of December 31, 1999, included in Accounts payable and accrued expenses are remaining accruals of approximately $2.0 million pertaining primarily to indemnifying GMAC for costs of mortgage loan buyback requests by investors in excess of existing indemnifications by the originators of the loans. The Company is unaware of any other material indemnification-related claims that may arise prior to the release of the remaining funds held in escrow.

     Prior to the sale of the mortgage banking operations, the Company incurred impairment charges totaling $224.7 million reflecting the loss in value of its investment in mortgage servicing rights caused by increasingly high rates of then current and anticipated future mortgage prepayments. Derivatives, specifically interest rate floors, held to offset the effects of falling mortgage interest rates on the value of a designated portion of the servicing

                         CAPSTEAD MORTGAGE CORPORATION

portfolio under-performed relative to the loss in value of the servicing rights they were intended to hedge. As a result, these Derivatives no longer met hedge accounting criteria requiring high ongoing correlation and, beginning in June 1998, changes in value of these instruments were included in operating results rather than recorded as an adjustment to the carrying amount of the servicing asset. In July 1998 the Company began to actively manage an expanded portfolio of U.S. Treasury-based financial instruments that included interest rate floors, U.S. Treasury note futures and 10-year U.S. Treasury notes to help mitigate the effects of further declines in mortgage interest rates on the value of the mortgage servicing rights. Substantially all of these instruments were sold by December 31, 1998, including approximately $80 million in interest rate floors and U.S. Treasury note futures positions sold to GMAC. During 1998 the Company realized gains of $119.5 million on interest rate floors and U.S. Treasury note futures, and $53.9 million on the sale of U.S. Treasury notes, net of related taxes of $1.6 million.

                             NOTE 9 -- INCOME TAXES

     Capstead and its qualified REIT subsidiaries file a separate federal income tax return that does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. No income taxes were paid during 1999 or 1997; however, income taxes paid during 1998 totaled $1.6 million. Effective tax rates differ substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                                                Year Ended December 31
                                                                  ----------------------------------------------
                                                                     1999              1998              1997
                                                                  ----------        ----------        ----------
Income taxes computed at the federal statutory rate               $   20,268        $  (82,167)       $   55,974
Nondeductible capital loss                                                --            83,651                --
Benefit of REIT status                                               (20,268)           (3,650)          (46,893)
                                                                  ----------        ----------        ----------
Income taxes computed on income of non-REIT subsidiaries                  --            (2,166)            9,081
Benefit of previously unrecognized deferred income tax asset              --              (667)          (10,889)
Tax effect of capital contributions to non-REIT subsidiaries              --             3,783                --
Other                                                                     --               650             1,808
                                                                  ----------        ----------        ----------
                                                                  $       --        $    1,600*       $       --
                                                                  ==========        ==========        ==========

* The 1998 provision for income taxes is reflected in the statement of operations as an offset to "Net margin on mortgage banking operations."

                         CAPSTEAD MORTGAGE CORPORATION

     Significant components of deferred income tax assets and liabilities are as follows (in thousands):

                                                      December 31
                                                   ----------------------
                                                    1999        1998
                                                   ------      ------
Deferred income tax assets:
   Alternative minimum tax credit                  $1,751      $1,915
   Net operating loss carryforwards                 1,235          --
   Other                                              619         864
                                                   ------      ------
                                                    3,605       2,779
                                                   ------      ------
Deferred income tax liabilities                       344         357
                                                   ------      ------
Net deferred tax assets                            $3,261      $2,422
                                                   ======      ======
Valuation allowance                                $3,261      $2,422
                                                   ======      ======

     At December 31, 1999 Capstead and its qualified REIT subsidiaries had capital loss carryforwards for tax purposes of approximately $255 million which expire in 2004. At December 31, 1999 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of approximately $7.3 million, of which $3.7 million expires in 2013, and $3.6 million expires in 2019.

               NOTE 10 -- STOCKHOLDERS' EQUITY AND PREFERRED STOCK
                              SUBJECT TO REPURCHASE

     As of December 31, 1999, the Company had 4 series of convertible preferred stock outstanding, each entitled to cumulative fixed dividends with redemption and liquidation preferences as indicated in the table below (dollars in thousands, except per share amounts):



                                    Per Share
-----------------------------------------------------------------------     Aggregate
 Preferred     Annualized        Conversion  Redemption     Liquidation    Liquidation
  Series        Dividend           Rate*        Price       Preference     Preference
---------      ----------        ---------   -----------    -----------    ----------
  A             $    1.60          2.1707    $   16.40      $   16.40      $    6,134
  B                  1.26          0.7537        12.50          11.38         189,739
  C                  0.56          1.0000         6.56           6.89          37,054
  D                  0.40          1.0000         4.76           4.76          25,599

* Reflects number of common shares to be received for each preferred share converted. During 1999, 2,260 Series B shares were converted into 1,703 common shares.


     The preferred shares rank on a parity with each other and prior to the common shares in the event of liquidation of the Company. The Series A and B shares are nonvoting, while the Series C and D shares vote together as a single group with the common shares. The Series A and B shares are currently redeemable at the Company's option, while the Series C and D shares become redeemable at the Company's option anytime after December 9, 2004. However, the Series C and D shares may be repurchased by the Company at $4.903 per share, in certain circumstances as discussed below. Additionally, the Series C and D shares automatically convert into common shares on December 31, 2009 and December 31, 2005, respectively. Dividends are payable quarterly for the Series A, C and D shares and monthly

                         CAPSTEAD MORTGAGE CORPORATION

for the Series B shares. The following table summarizes dividends paid for each preferred stock issue for the periods indicated (dollars in thousands, except per share amounts):

                         1999                        1998                         1997
                -----------------------      -----------------------      -----------------------
Preferred           Per         In              Per          In              Per           In
Series             Share     Aggregate         Share      Aggregate         Share      Aggregate
                ----------   ----------      ----------   ----------      ----------   ----------
   A             $     1.60   $      598      $     1.60   $      610      $     1.60   $      683
   B                   1.26       21,391            1.26       21,732            1.26       24,774
   C                   0.03          185              --           --              --           --
   D                   0.02          131              --           --              --           --


     On December 9, 1999 the Company issued 5,378,000 of the Series C shares and 5,378,000 of the Series D shares to an affiliate of Fortress Investment Group LLC ("Fortress") at a cash price of $4.76 per share representing aggregate proceeds of $51.2 million, before offering expenses. In connection with this issuance, the Company entered into a Supplemental Agreement, as amended, which, among other things, gives Fortress and Capstead each the right to cause the repurchase by Capstead from Fortress of all, but not less than all, of the Series C and D shares, for a price equal to 103 percent of the amount which Fortress originally paid for the shares, plus all accrued and unpaid dividends on those shares, should any of the four Fortress nominees to the Board of Directors not receive a majority of the vote for election to the Board at the Company's annual meeting of stockholders in April 2000 (the "Annual Meeting"). Fortress also has the right to cause the repurchase of the Series C and D shares, plus all accrued and unpaid dividends, at a premium if (i) prior to the Annual Meeting, the Company fails to conduct business in the ordinary course or
(ii) subsequent to the Annual Meeting, the Board of Directors fails to appoint a certain Fortress representative to serve as Chairman and Chief Executive Officer ("CEO") and the Company's current Chairman and CEO to serve as Vice Chairman (see NOTE 12). Should these shares be repurchased, the Company will incur a non-recurring charge of approximately $2.5 million representing the repurchase premium plus estimated offering expenses.

     The Supplemental Agreement also provides that within 6 months of the election of the Fortress nominees to the Board, Fortress will acquire at least 5 million common shares, through, at Fortress' option, open market purchases, conversion of a portion of the Series C or D shares, or any combination thereof. Further, the Supplemental Agreement provides that if there is a change in control within 5 years of the election of the Fortress nominees to the Board of Directors, then Fortress will have the right to cause the repurchase of the then outstanding Series C and D shares at the original per share purchase price, plus all accrued and unpaid dividends. A change in control is deemed to have occurred if (i) a person acquires 25 percent of the voting power of the Company, (ii) directors elected and qualified at the Annual Meeting cease to constitute at least a majority of the Board of Directors, or (iii) the Company is a party to a business combination not approved by certain Fortress representatives on the Board of Directors.

     The weighted average shares used to calculate diluted net income (loss) per common share in 1999 and 1997 differs from weighted average common shares outstanding because of the dilutive effects of stock options and the potential conversion of preferred stock into common stock in those years. In 1998 stock options and preferred share conversions were antidilutive in calculating net loss per common share; therefore, diluted net loss per common

                         CAPSTEAD MORTGAGE CORPORATION

share was the same as basic net loss per common share. Dilutive options increased weighted average shares by 20,000 and 1,101,000 shares in 1999 and 1997, respectively. The assumed conversion of the newly issued Series C and D shares increased weighted average shares by 678,000 during 1999, while the assumed conversion of the Series A and B shares increased weighted average shares by 15,665,000 shares during 1997.

     In December 1998 the Company completed a previously authorized repurchase of 1 million common shares at an average price of $4.10 per share (including transaction costs). In early January 1999, in accordance with the terms of the related employee benefit plans, 85,583 formerly restricted common shares were repurchased at $4.12 per share from employees in order to assist them with meeting their federal income tax obligations resulting from the lapsing of restrictions on stock awards with the December 1998 sale of the mortgage banking operations. On February 4, 1999 the Company's Board of Directors authorized the repurchase of up to 6 million common shares and up to 2 million Series B shares. As of December 31, 1999, the Company had repurchased 3,607,500 common shares at an average price of $4.92 (including transaction costs) and 622,000 Series B shares at an average price of $11.57 (including transaction costs) pursuant to this repurchase program. On January 25, 2000 the Company repurchased 11,137,000 common shares at a price of $4.55 per share pursuant to a tender offer that commenced December 9, 1999 and closed January 14, 2000.

     In previous years the Company used several programs designed to raise new equity capital at favorable prices. These programs were indefinitely suspended when the prices of the Company's equity issues declined during the second quarter of 1998. The following tables summarize capital raised through these programs during 1998 and 1997 (dollars in thousands):

                                                           1998                       1997
                                                  -----------------------    -----------------------
                                                                  Net                         Net
                                                   Shares       Proceeds       Shares      Proceeds
                                                  ----------   ---------     ----------   ----------
             Common Stock:
                Dividend reinvestments               149,267   $   2,901        810,791   $   18,195
                Direct stock purchases               426,458       8,155      2,565,434       63,121
                Structured equity shelf            1,751,500      33,349      4,108,900       97,938
                                                  ----------   ---------     ----------   ----------
                                                   2,327,225      44,405      7,485,125      179,254
                                                  ==========   ---------     ==========   ----------
             Series B Preferred Stock:
                Dividend reinvestments                74,376       1,085        185,523        3,120
                Structured equity shelf              199,600       2,952        646,500       11,079
                                                  ----------   ---------     ----------   ----------
                                                     273,976       4,037        832,023       14,199
                                                  ==========   ---------     ==========   ----------
                                                               $  48,442                  $  193,453
                                                               =========                  ==========


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

     Option exercises by employees during 1998 and 1997 resulted in net additions to capital of $1.9 million and $5.8 million, respectively. No options were exercised in 1999.

     The Company's Charter provides that if the Board of Directors determines in good faith that the direct or indirect ownership of stock of Capstead has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or

                         CAPSTEAD MORTGAGE CORPORATION


repurchase, at fair market value, any number of common and/or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common and/or preferred shares to any person whose acquisition would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any capital shares of Capstead necessary to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

                        NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Company sponsors stock plans for directors and employees to provide for the issuance of stock options and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 7,512,500 common shares. Options granted have terms and vesting requirements at the grant date of up to 10 years. Prior to a restructuring of long-term incentive compensation for key officers on January 2, 1998 which eliminated this feature, most of the outstanding stock options provided for the annual granting of dividend equivalent rights ("DERs") that permitted the option holder to obtain additional common shares based upon formulas set forth in the Plans. The following table provides information regarding common stock option activity for the periods indicated:

                                                                   Number of      Weighted Average
                                                                    Shares         Exercise Price
                                                                   ---------      ---------------
As of December 31, 1996 (1,716,334 exercisable)                    2,370,570       $   13.12
   Granted (average fair value: $3.07 per share)                     622,250           23.51
   Exercised                                                        (431,568)          11.00
   Canceled                                                           (1,125)          12.00
   DERs granted (average fair value: $24.00 per share)               188,328              --
                                                                   ---------
As of December 31, 1997 (1,878,421 exercisable)                    2,748,455           14.91
   Granted (average fair value: $1.48 per share)                   1,814,250           20.00
   Exercised                                                        (161,546)          11.75
   Canceled                                                         (690,127)           6.97
   DERs granted (average fair value: $20.00 per share)               237,743              --
                                                                   ---------
As of December 31, 1998 (3,948,775 exercisable)*                   3,948,775           17.87
   Granted (average fair value: $0.69 per share)                      11,250            4.13
   Canceled*                                                      (2,462,448)          17.81
                                                                   ---------
As of December 31, 1999 (1,497,577 exercisable)                    1,497,577           17.86
                                                                   =========

* With the December 1998 sale of the mortgage banking operations, all outstanding stock option awards became 100 percent vested. On June 30, 1999 unexercised options held by former employees of Capstead Inc. were forfeited under the terms of the Plans.

                         CAPSTEAD MORTGAGE CORPORATION

     Weighted average exercise price and remaining life information for significant option grants outstanding at December 31, 1999 were as follows:

                                                                                   Weighted
                                                                                   Average
                                                 Options          Options          Exercise        Remaining
                                               Outstanding      Exercisable         Price        Life (Years)
     --------------------------------------- --------------- ---------------- ----------------- ------------
     Options granted January 1998                648,878          648,878          $19.80             8
     Options granted January 1997                245,147          245,147           23.15             7
     Options granted January 1996                190,541          190,541           15.22             6
     Options granted April 1994                  310,087          310,087           12.83             4

     In connection with the January 2, 1998 restructuring of long-term incentive compensation for key officers, the Company canceled existing DER option grants totaling 452,627 common shares and eliminated the right to receive future DER award grants in exchange for cash settlements aggregating $10.5 million and 452,627 restricted common shares. The restricted stock had a grant date fair value of $20 per share and was granted subject to certain restrictions, including continuous employment, which generally lapsed over 5 years.

     During 1998 and 1997 the Company also issued restricted stock grants for an aggregate of 35,000 and 201,000 common shares to employees completing their first year of employment with the Company at grant date fair values averaging $11.18 and $24.35 per share, respectively. These grants were subject to certain restrictions, including continuous employment, which generally lapsed over 10 years.

     Costs associated with restricted stock grants (measured by the fair value of the Company's common stock on the date of grant multiplied by the number of shares granted) have been recognized as compensation expense over the period restricted. However, with the December 1998 sale of the mortgage banking operations, all remaining restrictions lapsed under the terms of the Plans. Therefore, the gain on sale of the mortgage banking operations includes a $11.0 million charge to eliminate all deferred compensation related to restricted stock grants.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for stock awards. Accordingly, no compensation expense has been recognized for stock awards other than for DERs and restricted stock grants. Related compensation costs, excluding the charge mentioned above, totaled $2.4 million and $6.3 million in 1998 and 1997, respectively. There were no related compensation costs during 1999. The effect of determining compensation cost for stock options granted since the beginning of 1995, based upon the estimated fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," would have been 3 cents per share or less on diluted net income
(loss) per common share for each of the last 3 years. This effect on diluted net income (loss) per common share was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 10 percent to 12 percent, volatility factors of
27.8 percent to 53.0 percent, expected life assumptions of 3 to 5 years and risk-free rates of 5 percent to over 7 percent. This effect may not be representative of the pro forma effect on future operating results.

     The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50 percent of a participant's voluntary contribution

                         CAPSTEAD MORTGAGE CORPORATION

up to a maximum of 6 percent of a participant's compensation and may make additional contributions of up to another 3 percent of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $113,000, $709,000 and $634,000 in 1999, 1998 and 1997, respectively.

                    NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     During 1998, 24 purported class action lawsuits were filed against the Company and certain of its officers alleging, among other things, that the defendants violated federal securities laws by publicly issuing false and misleading statements and omitting disclosure of material adverse information regarding the Company's business during various periods between January 28, 1997 and July 24, 1998. The complaints claim that as a result of such alleged improper actions, the market price of the Company's equity securities were artificially inflated during that time period. The complaints seek monetary damages in an undetermined amount. In March 1999 these actions were consolidated. The time by which the Company is to respond has not yet run. The Company believes it has meritorious defenses to the claims and intends to vigorously defend the actions. Based on available information, management believes the resolution of these suits will not have a material adverse effect on the financial position of the Company.

     If the Fortress nominees to the Board of Directors receive a majority of the vote for election to the Board at the Annual Meeting, it is expected that the current Chairman and CEO will terminate his employment with the Company, although he is expected to remain on the Board of Directors as Vice Chairman. In this event, the Company will incur a non-recurring severance charge of up to $3.7 million under the terms of an employment agreement entered into with the CEO in 1992.

               NOTE 13 -- NET INTEREST INCOME ANALYSIS (UNAUDITED)

     The following table summarizes interest income and interest expense and average effective interest rates for the periods indicated (dollars in thousands):

                                                   1999                     1998                       1997
                                          ---------------------    ---------------------      ----------------------
                                                      Average                   Average                     Average
                                            Amount      Rate         Amount      Rate            Amount      Rate
 ---------------------------------------- ---------- ----------    ---------- ----------      ----------- ----------

Interest income:
   Mortgage securities and other
     investments                            $293,841     5.87%       $311,807       5.89%       $339,980       6.28%
   CMO collateral and investments            269,318     7.16         355,391       7.28         354,279       7.84
                                            --------                 --------                   --------
       Total interest income                 563,159                  667,198                    694,259
                                            --------                 --------                   --------
Interest expense:
   Borrowings under repurchase
     arrangements                            232,852     5.16         313,858       5.55         329,635       5.53
   CMOs                                      270,081     7.24         340,248       7.85         281,497       7.63
                                            --------                 --------                   --------
       Total interest expense                502,933                  654,106                    611,132
                                            --------                 --------                   --------
Net interest                                $ 60,226                 $ 13,092                  $  83,127
                                            ========                 ========                  =========

                         CAPSTEAD MORTGAGE CORPORATION

     The following tables summarize the changes in interest income and interest expense due to changes in interest rates versus changes in volume for the periods indicated (in thousands):

                                                                         1999/1998*
                                                        ------------------------------------------
                                                             Rate           Volume         Total
------------------------------------------------------- -------------- ---------------- ----------
     Interest income:
        Mortgage securities and other investments        $     (793)     $  (17,173)    $  (17,966)
        CMO collateral and investments                       (5,673)        (80,400)       (86,073)
                                                         ----------     -----------    -----------
          Total interest income                              (6,466)        (97,573)      (104,039)
                                                         ----------     -----------     ----------
     Interest expense:
        Borrowings under repurchase arrangements            (20,758)        (60,248)       (81,006)
        CMOs                                                (25,188)        (44,979)       (70,167)
                                                          ---------     -----------    -----------
          Total interest expense                            (45,946)       (105,227)      (151,173)
                                                          ---------      ----------     ----------
     Net interest                                         $  39,480     $     7,654     $   47,134
                                                          =========     ===========     ==========

                                                                          1998/1997*
                                                        -------------------------------------------
                                                             Rate           Volume         Total
       ------------------------------------------------ -------------- ---------------- -----------
     Interest income:
        Mortgage securities and other investments         $ (20,988)    $    (7,185)    $  (28,173)
        CMO collateral and investments                      (26,168)         27,280          1,112
                                                          ---------        --------       --------
          Total interest income                             (47,156)         20,095        (27,061)
                                                          ---------        --------       --------
     Interest expense:
        Borrowings under repurchase arrangements              1,010         (16,787)       (15,777)
        CMOs                                                  8,591          50,160         58,751
                                                          ---------        --------       --------
          Total interest expense                              9,601          33,373         42,974
                                                          ---------        --------       --------
     Net interest                                         $ (56,757)    $   (13,278)      $(70,035)
                                                          ==========    ===========       ========

     * The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                    NOTE 14 -- QUARTERLY RESULTS (UNAUDITED)

     The following is a summary of quarterly results of operations (in thousands, except percentages and per share amounts). See NOTES 1 and 8 for discussion of significant changes to the Company's operations during 1999 and 1998 that have impacted quarterly operating results and may impact future operations.

                                                                       Year Ended December 31, 1999
                                                          --------------------------------------------------------
                                                             First          Second          Third         Fourth
                                                            Quarter        Quarter         Quarter       Quarter
--------------------------------------------------------- ------------- -------------- --------------- -----------
Interest income                                           $     124,342 $      146,191 $       147,817 $   144,809
Interest and related expenses                                   112,058        128,764         132,511     131,614
                                                          ------------- -------------- --------------- -----------
Net margin on mortgage assets and other
   investments                                                   12,284         17,427          15,306      13,195
Other operating revenue (expense)                                 1,623           (744)           (784)       (398)
                                                          ------------- -------------- --------------- -----------
Net income                                                $      13,907 $       16,683 $        14,522 $    12,797
                                                          ============= ============== =============== ===========

Net income per common share:
   Basic                                                  $        0.14 $          .19  $         0.16 $      0.13
   Diluted                                                         0.14           0.19            0.16        0.13
Return on average stockholders' equity
   and preferred stock subject to repurchase                       8.16%          9.88%           8.66%       7.57%

                         CAPSTEAD MORTGAGE CORPORATION

                                                                       Year Ended December 31, 1998
                                                          --------------------------------------------------------
                                                             First         Second          Third          Fourth
                                                            Quarter        Quarter        Quarter         Quarter
--------------------------------------------------------- ------------- -------------- --------------- -----------
Interest income                                              $193,019       $ 201,871       $144,683        $127,625
Interest and related expenses                                 178,652         191,358        162,891         126,674
                                                            ---------       ---------       --------        --------
Net margin on mortgage assets and other
   investments                                                 14,367          10,513        (18,208)            951
Net margin on mortgage banking operations                      14,845         (27,153)        13,215          10,914
Other operating revenue (expense)                               5,858        (251,492)        (6,832)         (1,742)
                                                            ---------       ---------       --------        --------
Net income (loss)                                           $  35,070       $(268,132)      $(11,825)       $ 10,123
                                                            =========       =========       ========        ========

Net income (loss) per common share:
   Basic                                                        $0.50       $   (4.47)       $ (0.28)        $  0.07
   Diluted                                                       0.48           (4.47)         (0.28)           0.07
Return on average stockholders' equity                          14.59%        (117.53%)        (7.00%)          5.97%

             NOTE 15 -- MARKET AND DIVIDEND INFORMATION (UNAUDITED)

     The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 4,995 holders of record of the Company's common stock at December 31, 1999. In addition, depository companies held stock for 34,467 beneficial owners. The high and low stock sales prices and dividends declared on common stock for the periods indicated were as follows:

                                   Year Ended December 31, 1999                 Year Ended December 31, 1998
                                ------------------------------------          ----------------------------------
                                     Stock Prices                                 Stock Prices
                                ----------------------   Dividends            ---------------------  Dividends
                                  High        Low         Declared             High        Low        Declared
     -------------------------- --------- ------------ -------------          -------- ------------ ------------
     First quarter              $6          $4              $0.14            $21 11/16   $18 1/2      $0.50
     Second quarter              6 3/16      5 1/8           0.18             21 1/3       7 15/16     0.50
     Third quarter               5 3/4       3 7/8           0.16              8 3/8       2 3/16        --
     Fourth quarter              4 3/8       3 11/16         0.12              4 5/8       2 1/8         --

                         CAPSTEAD MORTGAGE CORPORATION

                             SELECTED FINANCIAL DATA

            (In thousands, except percentages and per share amounts)

                                                                                     Year Ended December 31
                                                             ---------------------------------------------------------------------
                                                                  1999             1998             1997              1996
                                                             ---------------------------------------------------------------------
    SELECTED CONSOLIDATED STATEMENT
      OF OPERATIONS DATA:
      Interest income                                        $   563,159       $   667,198       $   694,259      $   662,964
      Interest and related expense                               504,947           659,575           616,287          589,606
                                                             -----------       -----------       -----------      -----------
      Net margin on mortgage assets and
        other investments                                         58,212             7,623            77,972           73,358
      Net margin on mortgage banking operations*                      --            11,821            59,422           49,122
      Other operating revenue (expense)**                           (303)         (254,208)           22,532            4,748
                                                             -----------       -----------       -----------      -----------
      Net income (loss)                                      $    57,909       $  (234,764)      $   159,926      $   127,228
                                                             ===========       ===========       ===========      ===========
     Net income (loss) per common share:***
        Basic                                                $      0.61       $     (4.22)      $      2.62      $      2.37
        Diluted                                                     0.60             (4.22)             2.35             2.07
      Return on average stockholders' equity
        and preferred stock subject to repurchase                   8.56%           (28.83%)           19.12%           18.41%
      Cash dividends paid per share:
        Common                                               $      0.60       $      1.00       $      2.40      $      2.11 1/2
        $1.60 Series A Preferred                                    1.60              1.60              1.60             1.60
        $1.26 Series B Preferred                                    1.26              1.26              1.26             1.26
        $0.56 Series C Preferred                                    0.03                --                --               --
        $0.40 Series D Preferred                                    0.02                --                --               --
      Average number of common shares outstanding:***
        Basic                                                     58,348            60,948            51,257           38,317
        Diluted                                                   59,046            60,948            68,023           61,501
   SELECTED CONSOLIDATED BALANCE SHEET DATA:
      Mortgage securities and other investments              $ 5,408,714       $ 2,369,602       $ 6,114,130      $ 4,840,417
      CMO collateral and investments                           3,318,886         4,571,274         5,195,436        4,501,646
      Mortgage servicing rights*                                      --                --           669,062          626,094
      Total assets                                             8,807,039         7,100,287        12,357,515       10,157,338
      Borrowings under repurchase arrangements                 4,872,392         1,839,868         7,099,706        5,462,856
      Collateralized mortgage obligations                      3,289,584         4,521,324         4,309,455        3,861,892
      Preferred stock subject to repurchase                       50,584                --                --               --
      Stockholders' equity                                       563,806           680,201           888,608          726,869
   MORTGAGE BANKING DATA:*
      Primary servicing portfolio                            $        --       $        --       $42,059,027      $35,562,597
      Subservicing portfolio                                          --                --        11,834,091        2,155,873

                                                         Year Ended December 31
                                                         ---------------------
                                                                 1995
                                                         ---------------------
    SELECTED CONSOLIDATED STATEMENT
      OF OPERATIONS DATA:
      Interest income                                        $   623,160
      Interest and related expense                               588,421
                                                             -----------
      Net margin on mortgage assets and
        other investments                                         34,739
      Net margin on mortgage banking operations*                  41,253
      Other operating revenue (expense)**                          1,367
                                                             -----------
      Net income (loss)                                      $    77,359
                                                             ===========
     Net income (loss) per common share:***
        Basic                                                $      1.10
        Diluted                                                     1.09
      Return on average stockholders' equity
        and preferred stock subject to repurchase                  11.91%
      Cash dividends paid per share:
        Common                                               $      1.09 1/3
        $1.60 Series A Preferred                                    1.60
        $1.26 Series B Preferred                                    1.26
        $0.56 Series C Preferred                                      --
        $0.40 Series D Preferred                                      --
      Average number of common shares outstanding:***
        Basic                                                     34,631
        Diluted                                                   35,883
   SELECTED CONSOLIDATED BALANCE SHEET DATA:
      Mortgage securities and other investments              $ 4,556,049
      CMO collateral and investments                           4,796,925
      Mortgage servicing rights*                                 418,794
      Total assets                                             9,903,606
      Borrowings under repurchase arrangements                 4,628,782
      Collateralized mortgage obligations                      4,538,863
      Preferred stock subject to repurchase                           --
      Stockholders' equity                                       664,724
   MORTGAGE BANKING DATA:*
      Primary servicing portfolio                            $25,557,629
      Subservicing portfolio                                          --

NOTE: See "Management's Discussion and Analysis of Financial Condition" and "Notes to Consolidated Financial Statements" for discussion of changes to the Company's operations that are expected to impact future operating results.
* The mortgage banking operations, including related mortgage servicing rights, were sold in December 1998.
** Includes substantial losses incurred in 1998 from the sale of mortgage assets, principally interest-only mortgage securities.
*** Net income (loss) per common share and average number of common shares outstanding amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share." For further discussion of net income
           (loss) per common share, see "Notes to Consolidated Financial Statements." Amounts have been adjusted for 3-for-2 common stock splits effective October 30, 1995 and July 31, 1996.

                         CAPSTEAD MORTGAGE CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                               FINANCIAL CONDITION

OVERVIEW

     Capstead Mortgage Corporation, a mortgage investment firm, earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. During 1999 the Company's primary focus consisted of managing a portfolio of single-family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities").

     In response to the lower long-term interest rate environment experienced in 1998, which contributed to liquidity issues for the mortgage finance industry, the Company significantly reduced its mortgage asset portfolios and sold its mortgage banking operations during 1998, which substantially increased the Company's liquidity but diminished its earnings capacity. After acquiring $3.3 billion of Agency Securities during the first quarter of 1999, the Company maintained a mortgage investment portfolio of approximately $5.5 billion throughout the remainder of 1999 financed by short-term borrowings and equity. In addition, since share repurchases began in December 1998, and including the January 2000 repurchase of 11,137,000 common shares pursuant a tender offer announced in December 1999, the Company has repurchased 25.7 percent of its outstanding common shares and 3.6 percent of its $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B" shares). Portfolio acquisitions, combined with share repurchases, increased the Company's leverage ratio (borrowings to stockholders' equity and preferred stock subject to repurchase, before other comprehensive income (loss) adjustments) from 2.7:1 at December 31, 1998 to 7.4:1 at year-end (after adjusting for the results of the tender offer completed in January 2000).

     Earnings from this larger portfolio of Agency Securities allowed the first quarter 1999 reinstatement of the payment of quarterly common stock dividends that had been curtailed in mid-1998. However, earnings have declined in recent quarters primarily because of actions taken by the Federal Reserve beginning in June of 1999 to increase short-term interest rates thus reducing net interest margins. Additionally, higher long-term interest rates have contributed to declines in the Company's book value per common share because of declines in the value of these securities.

     In December 1999 the Company issued $51.2 million in voting preferred stock to an affiliate of Fortress Investment Group LLC ("Fortress"), a real estate investment firm with experience in investing in a variety of asset types across the credit spectrum. In addition, the Company is considering modifying its investment strategy to invest in credit-sensitive commercial mortgage-backed securities ("CMBS") and residential mortgage-backed securities (see "Investment by Fortress and Potential Changes in Management" and "Proposed Change in Investment Strategy").

MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage securities and other investments consist primarily of single-family residential mortgage-backed securities, most of which are Agency Securities. Agency Securities have

                         CAPSTEAD MORTGAGE CORPORATION

no foreclosure risk; however, the Company is subject to reduced net interest margins during periods of rising short-term interest rates or increasing prepayment rates (see "Effects of Interest Rate Changes"). In 1998 the Company also held investments in government-issued securities, commonly referred to as U.S. Treasury notes or bonds. Non-agency securities consist of private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers, and other AAA-rated private mortgage securities (together, "Non-agency Securities"). The Company classifies its mortgage securities and other investments by interest rate characteristics of the underlying loans or the securities themselves (see NOTE 3 to the 1999 consolidated financial statements). Mortgage securities and other investments are financed under repurchase arrangements with investment banking firms pursuant to which specific securities held within the portfolios are pledged as collateral (see "Liquidity and Capital Resources").

     The following yield and cost analysis illustrates results achieved during the most recent quarter for each component of the Company's mortgage investment portfolio and its currently projected first quarter 2000 earnings capacity (see footnotes below regarding assumptions used to develop projected asset yield and borrowing rate information):






                                                                      As of December 31,
                                Average for the Quarter Ended                1999
                                      December 31, 1999             --------------------      Projected
                              ---------------------------------      Purchase                   First      Lifetime
                                              Actual     Actual      Premiums                  Quarter    Prepayments
                                 Basis      Yield/Cost   Runoff     (Discounts)    Basis      Yield/Cost  Assumption
-------------------------     ----------    ----------   ------     -----------    -----      ----------  -----------
                                   *                                                 *          **
Agency Securities:
  FNMA/FHLMC:
     Fixed-rate               $1,071,302       6.22%       7%       $(2,924)    $1,060,898      6.21%        8%
     Medium-term               1,150,170       5.96       13          4,516      1,128,500      5.93        18
     ARMs:
       LIBOR/CMT                 964,778       6.14       23         20,824        932,086      6.31        40
       COFI                      250,236       5.57       15          1,570        244,143      5.73        18
  GNMA ARMs                    2,004,103       5.84       18         26,083      1,950,742      6.03        24
                             -----------       ----       --        -------     ----------      ----        --
                               5,440,589       5.98       16         50,069      5,316,369      6.08        22
Non-agency Securities            131,587       8.14       24            385        126,816      7.93        35
CMBS - adjustable-rate             6,914       8.53        -           (852)        59,330      8.57         -
                             -----------       ----      ---        -------     ------------    ----       ---
                               5,579,090       6.03       17%       $49,602      5,502,515      6.17        22%
                                                          ==        =======                                 ==
Less:
  Mark to market                  76,010          -                                 93,801         -
  Borrowings***                5,002,276       5.54                              4,872,392      5.87
                             -----------       ----                             ----------      ----
Capital employed/
  financing spread           $   500,804       0.49%                            $  536,322      0.30%
                             ===========       ====                             ==========      ====

Return on assets****                           0.95%                                            0.87%

  * Basis is the Company's investment including unamortized purchase premiums and discounts before the mark to market included in "Other comprehensive income (loss)."
  ** Projected yields reflect adjustable-rate mortgage ("ARM") security coupon resets and lifetime prepayment assumptions as adjusted for expected prepayments over the next 3 months. These projections do not reflect any changes in portfolio composition resulting from modifications to the Company's investment strategy. Actual yields realized in future periods will largely depend upon (i) changes in portfolio composition (ii) ARM security coupon resets, (iii) actual prepayments and (iv) any changes in lifetime prepayment assumptions.
  *** Projected borrowing rates reflect the full impact of the November 1999 Federal Reserve 25 basis point rate increase and include the 25 basis point increase in early February 2000. Borrowing rates may increase further depending largely upon future actions by the Federal Reserve to increase short-term interest rates.
  **** The Company uses its liquidity to pay down borrowings. Return on assets is calculated assuming the use of this liquidity to reduce borrowing costs.

                         CAPSTEAD MORTGAGE CORPORATION

     During 1999 the Company acquired approximately $4.3 billion of Agency Securities and called for redemption 7 series of collateralized mortgage obligations ("CMOs") adding $157 million to the Non-agency Securities portfolio. Consistent with the proposed modification of the Company's investment strategy, in December the Company acquired $59.3 million of adjustable-rate CMBS from a third party not affiliated with Fortress. Additional modest investments in CMBS have been made subsequent to year-end. Although these CMBS were rated investment grade when purchased, they do expose the Company to credit risk (see "Risks Associated with Credit-sensitive Investments"). Runoff on mortgage investments totaled approximately $1.2 billion. Investments in fixed-rate mortgage securities as a percent of total mortgage investments were 20.8 percent at December 31, 1999 compared to 22.9 percent at December 31, 1998. Medium-term mortgage securities increased to 20.4 percent at December 31, 1999 compared to
13.4 percent at December 31, 1998, while ARM investments declined to 57.7 percent from 63.7 percent at December 31, 1998. The Company's leverage ratio increased to 7.4:1 at December 31, 1999 (after adjusting for the results of the tender offer completed in January 2000) from 2.7:1 at December 31, 1998.

     The unamortized net premium paid for these portfolios (referred to as "purchase premiums (discounts)") increased to $49.6 million at December 31, 1999 from $33.7 million at December 31, 1998, while actually declining as a percentage of related unpaid principal balances to 0.91 percent this year-end from 1.44 percent December 31, 1998. Purchase premiums (discounts) are amortized to income as yield adjustments based on both actual prepayments and lifetime prepayment assumptions. Actual prepayments declined throughout 1999 as mortgage interest rates increased which has had a favorable impact on yields (see "Effects of Interest Rate Changes"). Prepayments on Fannie Mae and Freddie Mac medium-term and adjustable-rate Agency Securities declined to an annualized rate of 15.5 percent in December 1999 from 48.4 percent in December 1998. Prepayments on Ginnie Mae ARMs declined to an annualized rate of 16.9 percent in December 1999, from 37.9 percent in December 1998.

     Additionally, yields on ARM securities are expected to improve as interest rates on mortgage loans underlying these securities reset to levels more reflective of the current interest rate environment. In addition, yields are expected to improve somewhat as prepayments are reinvested in higher yielding investments. Overall, if interest rates stabilize at February 2000 levels, yields on the Company's ARM securities could improve as much as 71 basis points over the next 12 months. Conversely, if interest rates decline from these levels, such yield improvements will likely not be achieved (see "Effects of Interest Rate Changes").

     The Company's borrowing rates are largely dependent upon actions of the Federal Reserve to change short-term interest rates. After having reduced short-term interest rates by a total of three-quarters of one percentage point late in 1998, the Federal Reserve has increased short-term interest rates by one-quarter of one percentage point at each of its June 30, August 24, November 16, 1999 and February 2, 2000 meetings and may increase rates further. If short-term borrowing rates continue to rise, improving mortgage asset yields over the next 12 months would not fully keep pace and net interest margins would further decline (see "Effects of Interest Rate Changes").

                         CAPSTEAD MORTGAGE CORPORATION

CMO COLLATERAL AND INVESTMENTS

     The Company had been an active issuer of CMOs and other securities backed by single-family jumbo-sized residential mortgage loans obtained through a mortgage loan conduit business that the Company exited in 1995. Since then, the Company has maintained finance subsidiaries with remaining capacity to issue CMOs and other securitizations ("securitization shelves"). In an effort to recover costs associated with these securitization shelves, and to potentially add to its CMO administration activities, the Company from time to time purchases mortgage loans from originators or conduits and issues CMOs or other securities backed by these loans. The Company may or may not retain a significant residual economic interest in these securitizations. In 1997 and 1998 the Company issued 4 such CMOs totaling $2.2 billion. Also in 1998, in order to enhance its liquidity, the Company issued a $345 million CMO backed by Non-agency Securities. No CMOs were issued in 1999.

     The related credit risk of the mortgage loans collateralizing CMOs issued by the Company is borne by AAA-rated private mortgage insurers or by subordinated bonds within the related CMO series to which the collateral is pledged. The Company has retained only $1.1 million of credit risk in the form of subordinated bonds associated with these securities. The Company also retained residual interests in certain of these securitizations primarily with the characteristics of interest-only mortgage securities. Interest-only mortgage securities are entitled to receive all or some portion of the interest stripped from the mortgage loans underlying the securities.

     As of December 31, 1999, the Company's CMO investments (defined as CMO collateral and investments, net of related bonds) had been reduced to $29.3 million, down from $50.0 million at December 31, 1998. Included in this net investment are $11.6 million and $10.0 million of the remaining CMO collateral premiums and bond discounts, respectively. Similar to purchase premiums on the Company's mortgage investments, CMO collateral premiums and bond discounts, along with most of remaining CMO investments, are amortized to income as CMO collateral yield or bond expense adjustments based on both actual prepayments and lifetime prepayment assumptions (see "Effects of Interest Rate Changes").

INVESTMENT BY FORTRESS AND POTENTIAL CHANGES IN MANAGEMENT

     In connection with the December 1999 issuance of voting preferred stock to Fortress, it was agreed that stockholders would be asked to approve a new seven member Board of Directors at the Company's annual meeting of stockholders in April 2000, four of whom have been nominated by Fortress. It is expected that if the Fortress nominees receive a majority of the voting shares cast in the election of Directors, Ronn K. Lytle, the current Chairman of the Board and Chief Executive Officer ("CEO") will resign and Wesley R. Edens, Fortress' chairman and CEO will be appointed Chairman and CEO of the Company. Mr. Lytle will remain on the Board and will be appointed Vice Chairman.

     Should the stockholders not approve the Fortress nominees, the Company and Fortress each have the right to cause the Company to repurchase the newly issued preferred stock at a premium of 3 percent. Should these shares be repurchased, the Company will incur a non-recurring charge of approximately $2.5 million representing the repurchase premium plus estimated offering expenses. Should the Fortress nominees be approved and Mr. Lytle terminate his employment, the Company will incur a non-recurring severance charge of up to $3.7 million under the terms of an employment agreement entered into with Mr. Lytle in 1992.

                        CORPORATION MORTGAGE CORPORATION

PROPOSED CHANGE IN INVESTMENT STRATEGY

     The Company's current investment strategy of managing a portfolio of primarily Agency Securities to achieve reasonable investment returns has proven very difficult in today's environment. Earnings currently depend, in part, on the difference between the interest received on Agency Securities, and the interest paid on related short-term borrowings. Because Agency Securities are considered to have virtually no credit risk as a result of real or implied U.S. government guarantees, yields earned on such investments are relatively low compared to more credit-sensitive securities of equal maturity and, therefore, the resulting spread the Company earns over its borrowing costs can be relatively modest and the opportunity to profitably finance these investments on other than a short-term basis is generally limited. Therefore, this current strategy is relatively sensitive to changes in interest rates, which may result in earnings volatility and fluctuations in the Company's book value per common share (see "Effects of Interest Rate Changes").

     The Company is considering modifying its investment strategy to replace a portion of its existing mortgage investments with a diversified portfolio of credit-sensitive CMBS and residential mortgage-backed securities, most of which are expected to be "investment grade" at the time of purchase as determined by national rating agencies. Credit-sensitive mortgage securities generally earn higher yields than those typically earned on the Company's existing mortgage assets, due largely to a higher risk of default by the underlying borrowers and, to a lesser extent, reduced liquidity (see "Risks Associated with Credit-sensitive Investments"). These types of investments may allow for the reduction of interest rate risk through the use of longer-term financing that more closely matches the interest rate adjustment features and expected life of these investments. As a result, the Company anticipates that it may be able to improve earnings prospects and provide more stability during periods of interest rate volatility.

     Fortress has advised the Board that its objective in investing in Capstead and taking an active role in its management is to enhance stockholder value by modifying the Company's investment strategy as discussed above. Fully implementing this proposed modification of investment strategy could necessitate a repositioning of the Company's existing portfolio of mortgage securities, which could result in the recognition in operating results of a portion of the losses currently reflected in the Company's balance sheet and book value per common share.

STOCK REPURCHASES AND BOOK VALUES PER COMMON SHARE

     In December 1998 the Company completed a previously authorized repurchase of 1 million common shares at an average price of $4.10 per share (including transaction costs). In early January 1999, 85,583 formerly restricted common shares were repurchased at $4.12 per share from employees in order to assist them with meeting their federal income tax obligations resulting from the lapsing of restrictions on stock awards with the December 1998 sale of the mortgage banking operations. On February 4, 1999 the Board authorized the repurchase of up to 6 million common shares and up to 2 million Series B shares. As of December 31, 1999, the Company had repurchased 3,607,500 common shares at an average price of $4.92 (including transaction costs) and 622,000 Series B shares at an average price of $11.57 (including transaction costs) pursuant to this repurchase program. On January 25, 2000 the Company repurchased 11,137,000 common shares at a price of $4.55 per share pursuant to a tender offer that commenced December 9, 1999 and closed January 14, 2000.

                         CAPSTEAD MORTGAGE CORPORATION

     Since the first share repurchases in December 1998 and including the results of the tender offer, the Company has repurchased 25.7 percent of its outstanding common shares and 3.6 percent of its outstanding Series B shares. As the common shares continue to trade at prices below book value, share repurchases may continue. Upon completion of the tender offer in January 2000 the Company had 45,719,023 common shares outstanding. The following table reflects book value per common share outstanding at the respective balance sheet dates before and after adjusting for the tender offer (calculated assuming redemption of Series A and B shares and conversion of the newly issued Series C and D shares):

                                                                              December 31
                                                                         ----------------------
                                                                             1999       1998
                   ----------------------------------------------------- ----------- ----------
                   Actual                                               $5.91            $7.56
                   Adjusted to reflect tender offer                      6.17               --

     The Company's book value per common share declined during 1999 primarily as a result of unrealized losses in market value of its mortgage assets that are held as available-for-sale and included in the balance sheet as a component of Other comprehensive income (loss). The market value of the Company's mortgage assets will continue to fluctuate with changes in interest rates, and such changes will largely be reflected in book value per common share. Given the Company's current borrowing capacity, the Company has the ability to hold mortgage assets for the foreseeable future; however, implementation of the proposed investment strategy, as discussed above, could necessitate the recognition in operating results of a portion of these losses.

UTILIZATION OF CAPITAL AND LIQUIDITY

     The following table summarizes the Company's utilization of capital and potential liquidity as of December 31, 1999 (in thousands):

                                                                                        Capital
                                                 Assets             Borrowings          Employed          Liquidity
                                              -----------         ------------         ----------        -----------
                                                                                                             *
  Agency Securities:
     FNMA/FHLMC:
       Fixed-rate                              $1,009,577          $  965,095            $ 44,482          $ 19,321
       Medium-term                              1,103,704           1,035,923              67,781            34,670
       ARMs:
         LIBOR/CMT                                935,291             734,234             201,057           172,998
         COFI                                     237,721             164,308              73,413            66,282
     GNMA ARMs                                  1,936,032           1,799,033             136,999            78,918
                                               ----------          ----------            --------          --------
                                                5,222,325           4,698,593             523,732           372,189
  Non-agency Securities                           127,059             124,361               2,698            (2,441)
  CMBS -- adjustable-rate                          59,330              49,438               9,892                 4
  CMO collateral and investments                3,318,886           3,289,584              29,302                --
                                               ----------          ----------            --------          --------
                                               $8,727,600          $8,161,976             565,624           369,752
                                               ==========          ==========
  Other assets, net of other liabilities                                                   48,766            28,488**
                                                                                         --------          --------
                                                                                         $614,390          $398,240
                                                                                         ========          ========

* Based on maximum borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of December 31, 1999 (see "Liquidity and Capital Resources").
** Represents unrestricted cash and cash equivalents (see NOTE 2 to the 1999 consolidated financial statements).

                         CAPSTEAD MORTGAGE CORPORATION

     Liquidity, which is defined as surplus capital available for the support and acquisition of mortgage assets and other investments or activities, fluctuates with, among other things, the size and fair value of the Company's mortgage asset portfolios. Since December 31, 1998 stock repurchases, acquisitions of mortgage assets and a decline in fair value of the Company's portfolios as a result of higher interest rates have led to a decline in the Company's liquidity of approximately $137 million. However, liquidity at year-end remains substantial affording the Company the ability to maintain its mortgage asset portfolios at current levels for the foreseeable future and to make additional investments and share repurchases (see "Financial Condition -- Proposed Change in Investment Strategy").

                              RESULTS OF OPERATIONS

     Comparative net operating results by source (interest income or fee revenues, net of related interest expense and, for CMO administration and the mortgage banking operations sold in 1998, related direct and indirect operating expenses) were as follows (in thousands, except per share amounts):

                                                                             Year Ended December 31
                                                                   --------------------------------------------
                                                                     1999              1998           1997
                                                                  ---------       ----------          ---------
     Agency and U.S. Treasury Securities                            $52,514       $   12,754          $  31,892
     Non-agency Securities                                            8,043            4,947              5,867
     CMBS -- adjustable-rate                                             37               --                 --
     CMO collateral and investments                                  (2,382)         (10,078)            40,213
     Mortgage banking operations                                         --           11,821             59,422
     CMO administration and other                                     4,083            4,598              4,000
                                                                    -------       ----------          ---------
          Contribution to income                                     62,295           24,042            141,394
     Gain (loss) on sale of mortgage assets and
        related derivative financial instruments                      1,738         (245,261)            27,737
     Impairment on CMO investments                                       --           (4,051)                --
     Other operating expense                                         (6,124)          (9,494)            (9,205)
                                                                    -------       ----------          ---------
            Net income (loss)                                       $57,909       $ (234,764)         $ 159,926
                                                                    =======       ==========          =========
     Net income (loss) per common share:
        Basic                                                        $0.61             $(4.22)            $2.62
        Diluted                                                       0.60              (4.22)             2.35

1999 COMPARED TO 1998

     Operating results for the year ended December 31, 1999 were substantially improved over 1998 results. Liquidity from restructuring the Company's mortgage asset portfolios and from the December 1998 sale of the mortgage banking operations has been employed to reduce borrowings, which has benefited net margins on the Company's mortgage asset portfolios. Margins also benefited from first quarter 1999 acquisitions of Agency Securities, slower prepayments and, earlier in 1999, lower borrowing rates. In 1998 the Company incurred losses from restructuring its mortgage asset portfolios. Also in 1998, the Company recorded impairment charges on mortgage servicing and CMO investments and write-offs of purchase premiums and CMO bond discounts attributable to high levels of prepayments and the expectation at that time that such prepayment levels would continue.

     The earning capacity of the Company's mortgage asset portfolios is largely dependent on the overall size and composition of the portfolios, the relationship between short- and long-

                         CAPSTEAD MORTGAGE CORPORATION

term interest rates (the "yield curve") and the extent the Company continues to invest its liquidity in these portfolios. The Company is considering modifying its investment strategy to replace a portion of its existing mortgage investments with a diversified portfolio of credit-sensitive mortgage securities with the goal of reducing the Company's exposure to interest rate risk (see "Financial Condition - Proposed Change in Investment Strategy").

     Although yields on the Company's ARM securities are expected to improve in future quarters as interest rates on underlying mortgage loans reset to levels more reflective of the current interest rate environment, first quarter 2000 earnings are expected to decline because of higher borrowing costs. If short-term borrowing rates continue to rise, improving mortgage asset yields over the next 12 months may not fully keep pace and net interest margins would likely decline (see "Effects of Interest Rate Changes").

     Agency Securities contributed more to operating results during 1999 than Agency and U.S. Treasury Securities contributed during 1998 due primarily to having employed significantly more capital to this portfolio which lowered borrowing costs. In addition, during most of 1999, the Company enjoyed improved financing spreads over those achieved in 1998. On average, the Company employed $463 million of its capital to this portfolio during 1999 compared to only $108 million in 1998. Yields for this portfolio were 5.81 percent during 1999 compared to 5.77 percent in 1998, while borrowing rates, although significantly higher by year-end, averaged 5.16 percent during 1999 compared to 5.54 percent in 1998. Yields in 1999 have benefited from lower prepayments and changes in portfolio mix including the sale of relatively low-yielding U.S. Treasury notes held in 1998. In addition, during 1998 rapidly declining mortgage interest rates, particularly late in the third quarter, significantly increased prepayments and prepayment risk resulting in purchase premium amortization adjustments, which depressed yields. For further discussion on investment yields, see "Financial Condition - Mortgage Securities and Other Investments" and "Effects of Interest Rate Changes."

     Non-agency Securities contributed more to operating results during 1999 despite a lower average outstanding portfolio because the Company funded this portfolio entirely with its equity for most of the year. The average outstanding portfolio was $120 million during 1999, compared to $496 million in 1998 during which time significantly less capital was employed supporting this portfolio. Average yields for this portfolio (calculated including mortgage insurance costs) were 8.06 percent during 1999, compared to 6.79 percent in 1998.

     CMO collateral and investments operating results during 1999 were improved over 1998 results primarily because of significantly lower prepayments in 1999. In 1998, rapidly declining mortgage interest rates, particularly late in the third quarter, significantly increased prepayments and prepayment risk resulting in the third quarter 1998 write-off of $15.7 million of CMO bond discounts and an impairment charge of $4.1 million to write down to fair value remaining investments in interest-only securities. The disposition of a $1.0 billion interest-only mortgage securities portfolio in June 1998, subsequent sales of remaining purchased interest-only mortgage securities and redemptions of CMOs have significantly diminished the earning capacity of this portfolio. Without growth of this portfolio either through the issuance of CMOs in which the Company retains residual interests, or the acquisition of other CMO investments, it is likely this portfolio will not provide a positive return on capital employed in future periods.

     The mortgage banking operations were sold in December 1998. At December 31, 1998 the Company had established an accrual of over $23.2 million for contract settlement

                         CAPSTEAD MORTGAGE CORPORATION

provisions and anticipated costs associated with exiting the mortgage banking operations. During 1999 the Company settled $21.2 million of this liability including a $16 million prepayment protection settlement payment and $3.9 million in pricing adjustments on mortgage servicing rights acquisition agreements assumed by the buyer.

     Operating expenses during 1999 were less than in 1998 reflecting lower costs of operating only the mortgage investment business after the December 1998 sale of the mortgage banking operations.

     Gains recorded in 1999 relate primarily to the first quarter sale of remaining purchased interest-only mortgage securities held as CMO investments. Losses recorded in 1998 reflect sales of interest-only mortgage securities and related derivative financial instruments ("Derivatives") as well as other mortgage assets as part of the restructuring of the Company's mortgage asset portfolios begun in June 1998 in response to deteriorating conditions in the mortgage finance industry experienced at that time.

1998 COMPARED TO 1997

     Operating results for the year ended December 31, 1998 reflect the impact on the Company of the unfavorable interest rate environment and market conditions experienced in 1998 and steps taken by the Company in response including reducing its mortgage asset portfolios and culminating in the sale of the mortgage banking operations in December 1998 for a gain of $2.9 million. In reducing its mortgage asset portfolios, the Company incurred losses of $245.3 million. Net interest margins on the Company's mortgage asset portfolios were dramatically reduced by the effects of high prepayments which reduced yields on mortgage assets and declining earning capacity due to reduced holdings. Mortgage banking results also reflect the effects of high prepayments through higher mortgage servicing amortization expenses and impairment charges that were not totally offset by this operation's risk management strategies and limited mortgage production capacity.

     Agency Securities contributed less to operating results during 1998 than in 1997 due primarily to a 38-basis point decrease in financing spreads. The average outstanding portfolio peaked at $6.5 billion in May 1998 before being reduced by asset sales and runoff to an average of $2.3 billion in December 1998. Average yields for this portfolio were 5.77 percent during 1998 compared to 6.18 percent during 1997, while average borrowing rates were slightly lower at 5.54 percent during 1998 compared to 5.57 percent during 1997. Lower yields reflect increased amortization of purchase premiums and investments in relatively low coupon 10-year U.S. Treasury notes. Additionally, lower 6-month LIBOR and 1-year U.S. Treasury rates contributed to lower yields on ARM securities.

     Non-agency Securities contributed less to operating results during 1998 than in 1997 due primarily to a 22-basis point decrease in financing spreads. The average outstanding portfolio peaked at $705 million in March 1998 before being reduced by runoff, sales and a $345.4 million CMO issuance. Average yields for this portfolio were 6.79 percent during 1998 compared to 6.96 percent during 1997, while average borrowing rates were marginally higher at 5.80 percent during 1998 compared to 5.75 percent during 1997.

     CMO investments contributed substantially less to operating results in 1998 than in 1997 primarily because of the disposition of a $1.0 billion portfolio of Agency Trust interest-only mortgage securities in June 1998, which significantly diminished the earning capacity of this portfolio. With an increase in expectations for future mortgage prepayments, the Company wrote off a significant portion of remaining CMO investments through CMO bond discount

                         CAPSTEAD MORTGAGE CORPORATION

amortization adjustments aggregating $15.7 million and recorded a $4.1 million other-than-temporary impairment charge to write down remaining investments in interest-only mortgage securities to fair value. Average yields for this portfolio declined to 6.32 percent during 1998 from 10.24 percent during 1997. Yields were negatively impacted by the downsizing of this portfolio and the effects of high prepayments.

     Mortgage banking revenues increased to $206.1 million in 1998 compared to $172.9 million in 1997 due to growth of the new mortgage production operation, higher earnings on temporarily-held cash balances and the $2.9 million gain on sale of this operation. Amortization expenses of $95.2 million and impairment charges of $224.7 million recorded in 1998 reflect the effects of high prepayments (including the prospect of continued high prepayments) on the value of the mortgage servicing portfolio. These impairment charges were partially offset by gains of $173.4 million on the disposition of a portfolio of U.S. Treasury-based financial investments held to protect against declines in the value of the mortgage servicing portfolio.

     Operating expenses during 1998 were comparable to 1997 in total. Higher general and administrative costs and lower allocations of costs to the mortgage banking operations were all but offset by lower compensation-related accruals.

     Excluding a $251.9 million loss on the sale of Agency Trust interest-only mortgage securities (net of related gains on Derivatives), the Company recorded a net gain of $2.3 million on the disposition of $3.8 billion of mortgage assets. In addition, the Company earned $3.8 million in 1998 from a strategy of writing call options on a portion of the Company's fixed-rate securities. During 1997 the Company sold $2.0 billion of mortgage assets for gains totaling $27.0 million. Derivatives not designated as hedges contributed $708,000 to operating results during 1997.

                         LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds include borrowings under repurchase arrangements, monthly principal and interest payments on mortgage securities and other investments, excess cash flows on CMO collateral and investments and proceeds from sales of mortgage assets (see "Financial Condition -- Utilization of Capital and Liquidity"). The Company currently believes that these funds are sufficient for the acquisition of mortgage assets, repayments on borrowings, the payment of cash dividends as required for Capstead's continued qualification as a Real Estate Investment Trust ("REIT") and common and preferred stock repurchases as described below. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

     Borrowings under repurchase arrangements secured by Agency Securities and Non-agency Securities generally have maturities of less than 31 days, although in recognition of the potential for greater than normal mortgage finance market liquidity constraints over this year-end, the Company extended the terms of a portion of its borrowings up to 4 months beyond year-end. The Company has uncommitted repurchase facilities with investment banking firms to finance these mortgage assets, subject to certain conditions. Interest rates on borrowings under these facilities are generally based on overnight to 30-day London Interbank Offered Rate ("LIBOR") rates. The terms and conditions of these arrangements, including interest rates, are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the

                         CAPSTEAD MORTGAGE CORPORATION

securities pledged as collateral, which fluctuates with changes in interest rates and the securities' credit quality.

     Borrowings under repurchase arrangements secured by recent purchases of adjustable-rate CMBS more closely match the interest rate adjustment features and expected life of these investments such that the Company anticipates it can earn more consistent net interest spreads on these investments and, as a result, experience less interest rate volatility than experienced with the Company's existing mortgage investments. Should the Company make significant additional investments in credit-sensitive mortgage securities, it is anticipated that the Company will attempt to lessen interest rate volatility in a similar fashion or through the use Derivatives such as interest rate swaps (see "Effects of Interest Rate Changes" and "Risks Associated with Credit-sensitive Investments").

     In February 1999 the Company's Board of Directors authorized the repurchase of up to 6 million common shares and up to 2 million Series B shares. As of December 31, 1999, 2.4 million common and 1.4 million Series B shares remained available for repurchase under this program. In January 2000 the Company completed a tender offer for 11.1 million common shares at a cash price of $4.55 per share. The Company may continue to repurchase shares in open market transactions from time to time subject to the price of its securities and alternative investment opportunities.

                        EFFECTS OF INTEREST RATE CHANGES

INTEREST RATE SENSITIVITY ON OPERATING RESULTS

     The Company performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes will have on future earnings. All mortgage assets and Derivatives held, if any, are included in this analysis. In addition, the sensitivity of CMO administration fee income to market interest rate levels is included as well. The model incorporates management assumptions regarding the level of prepayments on mortgage assets for a given level of market rate changes using industry estimates of prepayment speeds for various coupon segments. These assumptions are developed through a combination of historical analysis and future expected pricing behavior. Primarily because the Company significantly increased its holdings of Agency Securities early in 1999, earnings are more sensitive to changes in interest rates at December 31, 1999 than at December 31, 1998, as indicated in the following table:

                                                                       Immediate Change In:
                                                           (rates in basis points, dollars in thousands)
                                                      --------------------------------------------------------
    30-day LIBOR rate                                    Down 100       Down 100         Flat          Up 100
    10-year U.S. Treasury rate                           Down 100         Flat          Up 100         Up 100

    2000 Projected 12-month earnings change*              $31,160        $36,190        $5,044       $(37,821)
    1999 Projected 12-month earnings change*                 (424)        12,757         8,065         (4,775)

    * Note that the impact of actual or planned acquisitions of mortgage assets subsequent to the indicated year-end (beyond acquisitions necessary to replace runoff) and potential new business activities (see "Financial Condition -- Proposed Change to Investment Strategy") were not factored into the simulation model for purposes of this disclosure.

                         CAPSTEAD MORTGAGE CORPORATION

     Income simulation modeling is a primary tool used to assess the direction and magnitude of changes in net margins on mortgage assets resulting from changes in interest rates. Key assumptions in the model include prepayment rates on mortgage assets, changes in market conditions, and management's capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

GENERAL DISCUSSION OF EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates may impact the Company's earnings in various ways. The Company's earnings currently depend, in part, on the difference between the interest received on mortgage securities and other investments, and the interest paid on related short-term borrowings. The resulting spread may be reduced or even turn negative in a rising short-term interest rate environment. Because a substantial portion of the Company's mortgage investments are ARM mortgage securities, the risk of rising short-term interest rates is generally offset to some extent by increases in the rates of interest earned on the underlying ARM loans, which reset periodically based on underlying indices (generally 6-month LIBOR and 1-year U.S. Treasury rates). Since ARM loans generally limit the amount of such increases during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying loans contributing to lower or even negative financing spreads. At other times, as seen in 1998, declines in these indices may be greater than declines in the Company's borrowing rates which are generally based on 30-day LIBOR, contributing to lower or even negative financing spreads. The Company may invest in Derivatives from time to time as a hedge against rising interest rates on a portion of its short-term borrowings. At December 31, 1999 the Company did not own any Derivatives as a hedge against rising interest rates.

     Another effect of changes in interest rates is that as long-term interest rates decrease the rate of principal prepayments on mortgage loans underlying mortgage investments generally increases. To the extent the proceeds of prepayments on mortgage investments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments, earnings may be adversely affected. As seen in 1998 prolonged periods of high prepayments can significantly reduce the expected life of mortgage investments; therefore, the actual yields realized can be lower due to faster amortization of purchase premiums. In addition, the rates of interest earned on ARM investments generally will decline during periods of falling short-term interest rates as the underlying ARM loans reset at lower rates.

     Changes in interest rates also impact earnings recognized from CMO investments, which have consisted primarily of interest-only mortgage securities and fixed-rate CMO residuals (see "Financial Condition"). The amount of income that may be generated from interest-only mortgage securities is dependent upon the rate of principal prepayments on the underlying mortgage collateral. If mortgage interest rates fall significantly below interest rates on the collateral, principal prepayments may increase, reducing or even turning negative the overall return on these investments. As seen in 1998 sustained periods of high prepayments can result in losses. Conversely, if mortgage interest rates rise, interest-only mortgage securities tend to perform favorably because underlying mortgage loans will generally prepay at slower

                       CAPSTEAD MORTGAGE CORPORATION

rates, thereby increasing overall returns. The Company sold its investments in interest-only mortgage securities in connection with the 1998 restructuring of its mortgage asset portfolios

     CMO residuals behave similarly to interest-only mortgage securities. As seen in 1998 if mortgage interest rates fall, prepayments on the underlying mortgage loans generally will be higher, thereby reducing or even turning negative the overall returns on these investments. This is due primarily to the acceleration of the amortization of bond discounts as bond classes are repaid more rapidly than originally anticipated. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO residual because of an increase in time over which the Company receives the larger positive interest spread.

     The Company periodically sells mortgage assets, which may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as values of mortgage assets fluctuate with changes in interest rates. At other times, such as in 1998, it may become prudent to significantly downsize the mortgage asset portfolios to mitigate exposure to further declines in mortgage interest rates or, as is currently being considered, to shift the Company's investment focus to credit-sensitive mortgage assets (see "Financial Condition -- Proposed Change in Investment Strategy").

               RISKS ASSOCIATED WITH CREDIT-SENSITIVE INVESTMENTS

     CMBS are generally viewed as exposing an investor to greater risk of loss than residential mortgage-backed securities since such securities are typically secured by larger loans to fewer obligors than residential mortgage-backed securities. Commercial property values and net operating income are subject to volatility, and net operating income may be sufficient or insufficient to cover debt service on the related mortgage loan at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

     Additionally, commercial properties may not readily be convertible to alternative uses if such properties were to become unprofitable due to competition, age of improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditures, which may or may not be available.

     The availability of credit for commercial mortgage loans will be significantly dependent upon economic conditions in the markets where such properties are located, as well as the willingness and ability of lenders to make such loans. The availability of funds in the credit markets fluctuates and there can be no assurance that the availability of such funds will increase above, or will not contract below current levels. In addition, the availability of similar commercial properties, and the competition for available credit, may affect the ability of potential purchasers to obtain financing for the acquisition of properties. This could effect the repayment of commercial mortgages pledged to secure CMBS.

                         CAPSTEAD MORTGAGE CORPORATION

     Credit-sensitive residential mortgage-backed securities differ from CMBS in several important ways, yet can still carry substantial credit risk. Residential mortgage securities typically are secured by smaller loans to more obligors than CMBS, thus spreading the risk of mortgagor default. However, most of the mortgages supporting these securities are made to homeowners that do not qualify for Agency loan programs for reasons including loan size, financial condition, or work or credit history that may be indicative of higher risk of default than loans qualifying for such programs. As with CMBS, in instances of default the Company may incur losses if the proceeds from the sale of the underlying collateral less related foreclosure costs, are less than the unpaid principal balance of the mortgage loan. However, with residential mortgage-backed securities, this risk may be mitigated by various forms of credit enhancements including, but not limited to, primary mortgage insurance.

     Through the process of securitizing both commercial and residential mortgages, credit risk can be heightened or minimized. Senior classes in multi-class securitizations generally have first priority over cash flows from a pool of mortgages and, as a result, carry the least risk, highest investment ratings and the lowest yields. Typically a securitization will also have mezzanine classes and subordinated classes. Mezzanine classes will generally have somewhat lower credit ratings and may have average lives that are longer than the senior classes. Subordinate classes are junior in the right to receive cash flow from the underlying mortgages, thus providing credit enhancement to the senior and mezzanine classes. As a result, subordinated securities will have lower credit ratings because of the elevated risk of credit loss inherent in these securities.

     The availability of capital from external sources to finance investments in credit-sensitive CMBS and residential mortgage-backed securities that are not financed to maturity at acquisition may be diminished during periods of mortgage finance market illiquidity, such as was experienced in 1998. Additionally, if market conditions deteriorate resulting in substantial declines in value of these securities, sufficient capital may not be available to support the continued ownership of such investments, requiring these securities to be sold at a loss.

     There can be no assurance as to what extent, if any, beyond the initial purchases of CMBS described previously, this proposed strategy to invest in CMBS or other credit-sensitive securities will be implemented and, if implemented, whether or not it will be successful in meeting the Company's goals. In addition, there can be no assurance that the Company will be able to successfully assess and monitor these risks.

                                      OTHER

IMPACT OF THE YEAR 2000

     The Company took the necessary steps to ensure that its software systems and applications would not fail or create erroneous results by or at December 31, 1999 ("Year 2000 compliant"). The Company also took steps to ensure that the vendors it utilizes and institutions that it interfaces with had also taken the necessary steps to become Year 2000 compliant. The financial costs of becoming Year 2000 compliant, including the construction a new computer network did not exceed $600,000. The Company experienced no material instances of Year 2000 compliance failures.

                       CAPSTEAD MORTGAGE CORPORATION

FORWARD LOOKING STATEMENTS

     This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. The Company's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for Derivatives and hedging activities. It requires that an entity recognizes all Derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a Derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) a hedge of the exposure to variable cash flows of a forecasted transaction; or (iii) in certain circumstances, a hedge of a foreign currency exposure. This statement is effective for the Company's fiscal year ending December 31, 2001. The adoption of SFAS 133 is not expected to have a material impact on the financial position or results of operations of the Company.