Form 10-K, Exhibit 13
period 2000-12-31
CAPSTEAD MORTGAGE CORP
filed 2001-03-20
CIK 766701

                                                                      EXHIBIT 13

                          CAPSTEAD MORTGAGE CORPORATION

                                 PORTIONS OF THE

                          ANNUAL REPORT TO STOCKHOLDERS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Capstead Mortgage Corporation

     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and preferred stock subject to repurchase, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                           /S/ ERNST & YOUNG LLP

Dallas, Texas
January 30, 2001, except for
NOTES 11 and 13 as to which
the date is February 16, 2001 and
February 20, 2001, respectively

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    (In thousands, except per share amounts)


                                                                     YEAR ENDED DECEMBER 31
                                                                ---------------------------------
                                                                   2000      1999       1998
-------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Mortgage securities and other investments                     $349,533    $293,841   $ 311,807
   CMO collateral and investments                                 237,052     269,318     355,391
                                                                 --------    --------   ---------
       Total interest income                                      586,585     563,159     667,198
                                                                 --------    --------   ---------

INTEREST AND RELATED EXPENSE:
   Borrowings under repurchase arrangements                       303,126     232,852     313,858
   CMO borrowings                                                 237,479     270,081     340,248
   Mortgage insurance and other                                     1,545       2,014       5,469
                                                                 --------    --------   ---------
       Total interest and related expense                         542,150     504,947     659,575
                                                                 --------    --------   ---------
         Net margin on mortgage assets and other investments       44,435      58,212       7,623
                                                                 --------    --------   ---------
NET MARGIN ON MORTGAGE BANKING OPERATIONS                               -           -      11,821
                                                                 --------    --------   ---------

OTHER REVENUE (EXPENSE):
   Gain (loss) on sale of mortgage assets and related
     derivative financial instruments                             (70,173)      1,738    (245,261)
   Impairment on mortgage assets                                  (19,088)          -      (4,051)
   Severance costs                                                 (3,607)          -          -
   CMO administration and other                                     3,484       4,083       4,598
   Other operating expense                                         (6,537)     (6,124)     (9,494)
                                                                 --------    --------   ---------
       Total other revenue (expense)                              (95,921)       (303)   (254,208)
                                                                 --------    --------   ---------
NET INCOME (LOSS)                                               $ (51,486)   $ 57,909   $(234,764)
                                                                =========    ========   =========

Net income (loss)                                               $ (51,486)   $ 57,909   $(234,764)
Less preferred share dividends                                    (24,260)    (22,556)    (22,342)
                                                                 --------    --------   ---------
Net income (loss) available to common stockholders              $ (75,746)   $ 35,353   $(257,106)
                                                                =========    ========   =========

Basic and diluted net income (loss) per common share               $(3.30)      $1.21      $(8.44)














  See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                    (In thousands, except per share amounts)

                                                                             DECEMBER 31
                                                                      -------------------------
                                                                       2000             1999
-----------------------------------------------------------------------------------------------

  ASSETS
     Mortgage securities and other investments
       ($5.1 billion pledged under repurchase arrangements)           $5,394,459     $5,408,714
     CMO collateral and investments                                    3,126,878      3,318,886
                                                                      ----------    -----------
                                                                       8,521,337      8,727,600

     Prepaids, receivables and other                                      67,399         50,951
     Cash and cash equivalents                                            21,761         28,488
                                                                      ----------    -----------
                                                                      $8,610,497     $8,807,039
                                                                      ==========     ==========

  LIABILITIES
     Borrowings under repurchase arrangements                         $4,904,632     $4,872,392
     Collateralized mortgage obligations ("CMOs")                      3,103,874      3,289,584
     Accounts payable and accrued expenses                                31,112         30,673
                                                                      ----------    -----------
                                                                       8,039,618      8,192,649
                                                                      ----------    -----------
  PREFERRED STOCK SUBJECT TO REPURCHASE
     $0.10 par value; 5,378 and 10,756 shares authorized, issued and outstanding at December 31, 2000 and 1999,
       respectively ($25,599 aggregate repurchase amount)                 25,210         50,584
                                                                      ----------    -----------
  STOCKHOLDERS' EQUITY
     Preferred stock - $0.10 par value; 94,622 shares authorized:
         $1.60 Cumulative Preferred Stock, Series A,
           374 shares issued and outstanding at
           both December 31, 2000 and 1999
           ($6,134 aggregate liquidation preference)                       5,228          5,228
         $1.26 Cumulative Convertible Preferred Stock, Series B,
           15,845 and 16,673 shares issued and outstanding at
           December 31, 2000 and 1999, respectively
           ($180,316 aggregate liquidation preference)                   177,012        186,248
     Common stock - $0.01 par value; 100,000 shares authorized;
       25,282 and 28,428 shares issued and outstanding at
       December 31, 2000 and 1999, respectively                              253            284
     Paid-in capital                                                     740,613        769,902
     Accumulated deficit                                                (396,882)      (304,568)
     Accumulated other comprehensive income (loss)                        19,445        (93,288)
                                                                      ----------    -----------
                                                                         545,669        563,806
                                                                      ----------    -----------
                                                                      $8,610,497     $8,807,039
                                                                      ==========     ==========





   See accompanying notes to consolidated financial statements.

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                     PREFERRED STOCK SUBJECT TO REPURCHASE

                    (In thousands, except per share amounts)


                                                                           THREE YEARS ENDED DECEMBER 31, 2000

                                                   ---------------------------------------------------------------------------------
                                                   PREFERRED                                             ACCUMULATED
                                                     STOCK                                                  OTHER         TOTAL
                                                  SUBJECT TO   PREFERRED COMMON   PAID-IN  ACCUMULATED  COMPREHENSIVE  STOCKHOLDERS'
                                                  REPURCHASE     STOCK   STOCK    CAPITAL    DEFICIT    INCOME (LOSS)     EQUITY
------------------------------------------------------------   ---------------------------------------------------------------------
  BALANCE AT JANUARY 1, 1998                      $      -     $195,498   $292   $732,588   $  12,676   $(52,446)      $ 888,608
  Comprehensive loss:
     Net loss                                            -            -      -          -    (234,764)         -        (234,764)
     Other comprehensive income (loss):
       Change in unrealized loss on debt
         securities, net of reclassification
         amount                                          -            -      -          -           -     51,228          51,228
                                                                                                                       ---------
           Total comprehensive loss                                                                                     (183,536)
  Cash dividends:
     Common ($2.00 per share)                            -            -      -          -     (60,857)         -         (60,857)
     Preferred                                           -            -      -          -     (22,342)         -         (22,342)
  Conversion of preferred stock                          -       (1,111)     -      1,111           -          -               -
  Additions to capital                                   -        4,037     15     58,380           -          -          62,432

  Capital stock repurchases                              -            -     (5)    (4,099)          -          -          (4,104)
                                                  --------     --------   ----    -------   ---------    -------       ---------
  BALANCE AT DECEMBER 31, 1998                           -      198,424    302    787,980    (305,287)    (1,218)        680,201
  Comprehensive loss:
     Net income                                          -            -      -           -     57,909          -          57,909
     Other comprehensive income (loss):
       Change in unrealized loss on debt
         securities, net of reclassification amount      -            -      -           -          -    (92,070)        (92,070)
                                                                                                                       ---------
           Total comprehensive loss                                                                                      (34,161)
  Cash dividends:
     Common ($1.20 per share)                            -            -      -           -    (34,634)         -         (34,634)
     Preferred                                           -            -      -           -    (22,305)         -         (22,305)
  Additions to capital                              50,584            -      -           -          -          -               -

  Capital stock repurchases                              -       (6,948)   (18)    (18,078)      (251)         -         (25,295)
                                                  --------     --------   ----    --------  ---------    -------       ---------
  BALANCE AT DECEMBER 31, 1999                      50,584      191,476    284     769,902   (304,568)   (93,288)        563,806
  Comprehensive loss:
     Net loss                                            -            -      -           -    (51,486)        -          (51,486)
     Other comprehensive income (loss):
       Change in unrealized gain (loss) on debt
         securities, net of reclassification amount      -            -      -           -          -    112,733         112,733
                                                                                                                       ---------
           Total comprehensive income                                                                                     61,247
  Cash dividends:
     Common ($0.71 per share)                            -            -      -           -    (16,568)         -         (16,568)
     Preferred                                           -            -      -           -    (25,546)         -         (25,546)
  Conversion of preferred stock                    (25,210)           -     27      25,183          -          -          25,210
  Additions to capital                                (164)           -      1         144          -          -             145

  Capital stock repurchases                              -       (9,236)   (59)    (54,616)     1,286          -         (62,625)
                                                  --------     --------   ----    --------  ---------   --------       ---------
  BALANCE AT DECEMBER 31, 2000                    $ 25,210     $182,240   $253    $740,613  $(396,882)  $ 19,445       $ 545,669
                                                  ========     ========   ====    ========  =========   ========       =========



   See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                                        YEAR ENDED DECEMBER 31
                                                                             ------------------------------------------
                                                                                2000             1999           1998
-----------------------------------------------------------------------------------------------------------------------
    OPERATING ACTIVITIES:
       Net income (loss)                                                    $   (51,486)    $    57,909    $   (234,764)
       Noncash items:
         Amortization of discount and premium                                    17,486          40,020         134,693
         Depreciation and other amortization                                        986           1,043           5,010
         Impairment on mortgage assets                                           19,088               -           4,051
         Amortization and impairment of mortgage servicing rights and
           related costs                                                              -               -         319,886
       Gain on sale of financial instruments held to offset the
         effects of impairment                                                        -               -        (173,424)
       Gain on sale of mortgage servicing rights and mortgage banking
         operations                                                                   -               -          (2,877)
       Loss (gain) on sale of mortgage assets and related derivative
         financial instruments                                                   70,173          (1,738)        245,261
       Net change in prepaids, receivables, other assets, accounts
         payable and accrued expenses                                            (3,371)         10,693         112,183
                                                                            -----------     -----------    ------------
             Net cash provided by operating activities                           52,876         107,927         410,019
                                                                            -----------     -----------    ------------
    INVESTING ACTIVITIES:
       Purchases of mortgage securities and other investments                (2,366,925)     (4,380,781)     (4,797,684)
       Purchases of CMO collateral and investments                             (235,999)              -      (1,305,865)
       Principal collections on mortgage investments                            982,118       1,247,027       2,112,469
       Proceeds from sales of mortgage assets and related derivative
         financial instruments                                                1,404,321         127,358       7,163,519
       Purchases of mortgage servicing rights                                         -               -        (106,498)
       Purchases of derivative financial instruments held to offset
         the effects of impairment                                                    -               -         (78,396)
       Proceeds from sale of mortgage servicing rights and
         mortgage banking operations                                                  -               -         582,772
       CMO collateral:
         Principal collections                                                  423,487       1,079,961       1,187,988
         Decrease in accrued interest receivable                                  2,703           7,900           8,367
         Decrease in short-term investments                                         269          14,119             721
                                                                            -----------     -----------    ------------
             Net cash provided by (used in) investing activities                209,974      (1,904,416)      4,767,393
                                                                            -----------     -----------    ------------
    FINANCING ACTIVITIES:
       Increase (decrease) in short-term borrowings                              32,240       3,032,524      (5,259,838)
       Decrease in mortgage servicing acquisitions payable                            -               -          (8,363)
       CMO borrowings:
         Issuance of securities                                                 235,999               -       1,494,853
         Principal payments on securities                                      (430,705)     (1,241,769)     (1,299,115)
         Decrease in accrued interest payable                                    (2,245)         (7,513)        (11,977)
       Capital stock transactions                                               (62,752)         25,289          46,235

       Dividends paid                                                           (42,114)        (56,939)        (83,199)
                                                                            -----------     -----------    ------------
             Net cash provided by (used in) financing activities               (269,577)      1,751,592     (5,121,404)
                                                                            -----------     -----------    ------------
    Net change in cash and cash equivalents                                      (6,727)        (44,897)         56,008

    Cash and cash equivalents at beginning of year                               28,488          73,385          17,377
                                                                            -----------     -----------    ------------
    Cash and cash equivalents at end of year                                $    21,761     $    28,488    $     73,385
                                                                            ===========     ===========    ============



     See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2000

                               NOTE 1 -- BUSINESS

Capstead Mortgage Corporation, a mortgage investment firm operating as a real estate investment trust ("REIT"), earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. With the election of a new Board of Directors in April 2000, the Company modified its investment strategy to focus on adjustable-rate and short-maturity assets, including, but not limited to, adjustable-rate, single-family residential mortgage-backed securities issued by government sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities") and credit-sensitive commercial and residential mortgage assets. Fannie Mae, Freddie Mac and Ginnie Mae are also referred to as FNMA, FHLMC and GNMA, respectively.

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

USE OF ESTIMATES

     The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles. The amortization of premiums and discounts on mortgage assets and CMOs is based on estimates of future movements in interest rates and how resulting rates will affect prepayments on underlying mortgage loans. Actual results could differ from those estimates. As was the case in 1998, prepayments could rise to levels that could adversely affect profitability.

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

     Interest is recorded as income when earned. Any premium or discount is recognized as an adjustment to interest income by the interest method over the life of the related mortgage asset. Realized gains (losses) are included in Other revenue (expense). The cost of assets sold is based on the specific identification method.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of 3 months or less.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company may from time to time acquire derivative financial instruments ("Derivatives") for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on mortgage assets or various other Derivatives available in the market place that are compatible with the Company's risk management objectives. Owners of Derivatives may have credit risk associated with the counterparties to the instruments. The Company will manage this risk by dealing only with large, financially sound investment banking firms.

     Prior to the 1998 sales of investments in interest-only mortgage securities and mortgage servicing rights, the Company held Derivatives, primarily interest rate floors, as a partial hedge against the effects of falling mortgage interest rates on the value of these investments. Realized and unrealized gains (losses) on Derivatives designated as hedges reduced (increased) the carrying amount of the assets hedged. Ongoing correlation and effectiveness of such Derivatives was measured by comparing the change in value of the hedges with the change in value of the assets hedged. If a hedge proved ineffective, hedge accounting ceased and the change in value of the hedge instruments was reflected in operating results. The cost of acquiring Derivatives designated as hedges was reflected as a charge to operating results as a component of the related hedged item over the contractual lives of the instruments. Realized and unrealized gains (losses) on Derivatives not designated as hedges were taken directly to operating results. Other than remaining interest rate floors sold in January 1999 and certain clean-up call rights (see below), the Company has not held any Derivatives during 1999 or 2000.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") establishes new accounting and reporting standards for Derivatives and hedging activities. It requires an entity to recognize all Derivatives, including certain Derivatives not previously afforded accounting recognition, as either assets or liabilities on the balance sheets and to measure those instruments at fair value. If certain conditions are met, a Derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (ii) a hedge of the exposure to variable cash flows of a forecasted transaction or existing asset or liability, or (iii) in certain circumstances, a hedge of a foreign currency exposure. The Company is adopting SFAS 133 January 1, 2001 and is expecting to increase stockholders' equity by $1 million due to recognizing in Other comprehensive income certain clean-up call rights on off-balance sheet securitizations as cash flow hedge instruments. These call rights will allow the Company to lock in a maximum price for a modest amount of adjustable-rate mortgage-backed securities that the Company expects to purchase in the future, provided certain requirements specified in the related indentures have been met.

BORROWINGS

     CMOs and borrowings under repurchase arrangements are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to interest expense by the interest method over the expected term of the related borrowings.

NET MARGIN ON MORTGAGE BANKING OPERATIONS

     Prior to the December 1998 sale of the mortgage banking operations, the Company earned mortgage banking revenue for servicing and, to a lesser extent, originating single-family residential mortgage loans. This revenue is included in Net margin on mortgage banking operations offset by related costs of servicing including amortization and impairment of mortgage servicing rights, net of related gains on financial instruments held to offset the effects of this impairment. Also included in Net margin on mortgage banking operations in 1998 is the gain on the sale of this operation.

INCOME TAXES

     Income taxes are accounted for using the liability method, and deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Capstead and its qualified REIT subsidiaries have elected to be taxed as a REIT and intend to continue to do so. As a result of this election, the Company is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. It is Capstead's policy to distribute 100% of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead and its qualified REIT subsidiaries. Capstead's non-REIT subsidiaries file a separate consolidated federal income tax return and are subject to income taxes.

STOCK-BASED COMPENSATION

     Compensation cost for stock-based awards for employees is generally measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount to be paid to acquire the stock and is recognized as compensation expense as the awards vest and restrictions lapse.

1-FOR-2 REVERSE COMMON STOCK SPLIT

     In April 2000, stockholders approved a 1-for-2 reverse common stock split that was effective the close of business on May 8, 2000. Concurrent with the reverse split, the conversion ratio for each series of preferred shares was adjusted accordingly. All share and per share information presented has been restated to reflect the reverse common stock split.

                  NOTE 3 -- NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
(loss) after deducting preferred share dividends, as herein defined, by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss), after deducting preferred share dividends for antidilutive convertible preferred shares, by the weighted average number of common shares, dilutive stock options and dilutive convertible preferred shares outstanding. The components of the computation of basic and diluted net income (loss) per share were as follows (in thousands, except per share data):

                                                                                YEAR ENDED DECEMBER 31
                                                                         --------------------------------------
                                                                          2000           1999          1998
 --------------------------------------------------------------------------------------------------------------
NUMERATOR FOR BASIC NET INCOME (LOSS) PER COMMON SHARE:
   Net income (loss)                                                     $(51,486)      $ 57,909      $(234,764)
   Less preferred share dividends*                                        (24,260)       (22,556)       (22,342)
                                                                         --------       --------      ---------
                                                                         $(75,746)      $ 35,353      $(257,106)
                                                                         ========       ========      =========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                 22,973         29,174         30,474
                                                                           ======         ======         ======

BASIC NET INCOME (LOSS) PER COMMON SHARE                                   $(3.30)         $1.21         $(8.44)
                                                                           ======          =====         ======

NUMERATOR FOR DILUTED NET INCOME (LOSS) PER COMMON SHARE:

   Net income (loss)                                                     $(51,486)      $ 57,909      $(234,764)
   Less cash dividends paid on antidilutive convertible
     preferred shares:
     Series A                                                                (598)          (598)          (610)
     Series B                                                             (20,322)       (21,391)       (21,732)
     Series B repurchase amount less than (in excess of) book value*        1,286           (251)             -
     Series C                                                              (3,012)             -             **

     Series D                                                              (1,614)             -             **
                                                                         --------       --------      ---------
                                                                         $(75,746)      $ 35,669      $(257,106)
                                                                         ========       ========      =========

DENOMINATOR FOR DILUTED NET INCOME (LOSS) PER COMMON SHARE:

   Weighted average common shares outstanding                              22,973         29,174         30,474
   Net effect of dilutive stock options                                         -             10              -
   Net effect of dilutive preferred shares                                      -            339              -
                                                                           ------         ------         ------
                                                                           22,973         29,523         30,474
                                                                           ======         ======         ======
DILUTED NET INCOME (LOSS) PER COMMON SHARE                                 $(3.30)         $1.21         $(8.44)
                                                                           ======          =====         ======

* Included as a component of the Series B preferred share dividends in the calculation of both basic and diluted net income (loss) per common share, is the difference between repurchase amounts and the Series B preferred shares book value of $11.17 per share.

**   Not applicable.

               NOTE 4 -- MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage investments and the related weighted average interest rates were as follows (dollars in thousands):

                                                                                           AVERAGE
                               PRINCIPAL    PREMIUMS                   CARRYING   VERAGE  EFFECTIVE
                                BALANCE    (DISCOUNTS)     BASIS        AMOUNT    COUPON    RATE
 ----------------------------------------------------------------------------------------------------
                                                                           *        **       **
DECEMBER 31, 2000
Agency Securities:
   FNMA/FHLMC:
     Fixed-rate               $    3,411   $    16      $    3,427   $    3,646   10.00%    6.26%
     Medium-term                 586,954    (5,357)        581,597      585,756    6.19     6.52
     LIBOR/CMT ARMs            2,176,060    40,140       2,216,200    2,225,118    8.19     6.81
     COFI ARMs                   209,721    (4,957)        204,764      208,672    6.78     6.82
   GNMA ARMs                   2,181,958    18,323       2,200,281    2,199,649    7.07     6.51
                              ----------   -------      ----------   ----------  ------     ----
                               5,158,104    48,165       5,206,269    5,222,841    7.43     6.59
Non-agency securities             94,538         -          94,538       96,390    8.44     7.98
CMBS - adjustable-rate            74,920      (688)         74,232       75,228    8.68     9.07
                              ----------   --------     ----------   ----------  ------     ----
                              $5,327,562   $47,477      $5,375,039   $5,394,459    7.47%    6.68%
                              ==========   =======      ==========   ==========  ======     ====
DECEMBER 31, 1999
Agency Securities:

   FNMA/FHLMC:

     Fixed-rate               $1,063,822  $ (2,924)     $1,060,898   $1,009,577    6.18%    6.23%
     Medium-term               1,123,984     4,516       1,128,500    1,103,704    6.15     5.89
     LIBOR/CMT ARMs              911,262    20,824         932,086      935,291    7.03     5.63
     COFI ARMs                   242,573     1,570         244,143      237,721    5.84     5.62
   GNMA ARMs                   1,924,659    26,083       1,950,742    1,936,032    6.29     5.65
                              ----------   -------      ----------   ----------    ----     ----
                               5,266,300    50,069       5,316,369    5,222,325    6.35     5.81
Non-agency securities            126,431       385         126,816      127,059    8.34     8.06
CMBS - adjustable-rate            60,182      (852)         59,330       59,330    7.54     8.53
                              ----------   -------      ----------   ----------    ----     ----
                              $5,452,913   $49,602      $5,502,515   $5,408,714    6.41%    5.87%
                              ==========   =======      ==========   ==========    ====     ====


* Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 8).

** Average Coupon is presented as of the indicated balance sheet date. Average Effective Rate is presented for the year then ended, calculated including mortgage insurance costs on non-agency securities and excluding unrealized gains and losses.

     The Company classifies its Agency Securities and non-agency securities by interest rate characteristics of the underlying single-family residential mortgage loans. Commercial mortgage-backed securities ("CMBS") are classified in a similar fashion. Fixed-rate mortgage securities either (i) have fixed rates of interest for their entire terms, (ii) have an initial fixed-rate period of 10 years after origination and then adjust annually based on a specified margin over the 1-year Constant Maturity U.S. Treasury Note Rate ("1-year CMT"), or
(iii) were previously classified as medium-term and have adjusted to a fixed rate for the remainder of their terms. Medium-term mortgage securities either
(i) have an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over 1-year CMT, (ii) have initial interest rates that adjust one time, approximately 3 or 5 years after origination, based on a specified margin over Fannie Mae yields for 30-year, fixed-rate commitments at the time of adjustment, or (iii) are fixed-rate mortgage securities that have expected weighted average lives of 5 years or less. Adjustable-rate mortgage ("ARM") securities either (i) adjust annually based on a specified margin over 1-year CMT, (ii) adjust semiannually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR"), (iii) adjust monthly based on a specific margin over the Cost of Funds Index as published by the Eleventh District Federal Reserve Bank ("COFI"), or (iv) were previously classified as medium-term and have begun adjusting annually based on a specified margin over 1-year CMT. CMBS held as of December 31, 2000 adjust monthly based on a specified margin over 30-day LIBOR.

     Agency Securities are AAA-rated and have no foreclosure risk. Non-agency securities consist of private mortgage pass-through securities backed primarily by single-family jumbo-sized residential mortgage loans whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers and other AAA-rated private mortgage securities (together, "Non-agency Securities"). Although currently investment grade, CMBS held by the Company at December 31, 2000 carry credit risk associated with the underlying commercial mortgage loans. Features of the related CMBS issuance, including subordinated securities held by other investors, help mitigate this risk. The maturity of mortgage-backed securities is directly affected by the rate of principal prepayments on the underlying loans.

     In connection with modifying its investment strategy in April 2000, the Company sold $1.4 billion of fixed-rate and medium-term mortgage investments and designated for sale nearly $700 million of primarily medium-term securities, incurring a charge to operating results of $90.0 million. The charge consisted of $70.9 million of realized losses included in Gain (loss) on sale of mortgage assets and related derivative financial instruments, and a $19.1 million reduction in the Company's basis in securities designated for sale, included in Impairment on mortgage assets. In January 2001, the Company sold $442 million of medium-term securities, most of which had been previously designated for sale, recognizing a gain in 2001 of $5.7 million.

                    NOTE 5 -- CMO COLLATERAL AND INVESTMENTS

     CMO collateral consists of fixed-rate, medium-term and adjustable-rate mortgage securities collateralized by single-family residential mortgage loans and related short-term investments, both pledged to secure CMO borrowings ("Pledged CMO Collateral"). All principal and interest on pledged mortgage securities is remitted directly to collection accounts maintained by a trustee. The trustee is responsible for reinvesting those funds in short-term investments. All collections on the pledged mortgage securities and the reinvestment income earned thereon are available for the payment of principal and interest on CMO borrowings. Pledged mortgage securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged. The Company has only $799,000 of credit risk held in the form of subordinated bonds associated with these securities. The weighted average effective interest rate for total Pledged CMO Collateral was 7.28% and 7.16% during 2000 and 1999, respectively.

     CMO investments currently consist of reserve funds retained by the Company in connection with two 1993 mortgage loan sales. These reserve funds are available to pay special hazard (e.g. earthquake or mudslide-related losses) or certain bankruptcy costs associated with approximately $128 million of loans outstanding as of December 31, 2000 from the related securitizations. The components of CMO collateral and investments were as follows (in thousands):

                                                              DECEMBER 31
                                                        ------------------------
                                                            2000          1999
--------------------------------------------------------------------------------
  Pledged CMO Collateral:
    Pledged mortgage securities                         $3,088,579    $3,283,848
    Short-term investments                                     491           760
    Accrued interest receivable                             18,675        19,461
                                                        ----------    ----------
                                                         3,107,745     3,304,069
    Unamortized premium                                     16,322        11,633
                                                        ----------    ----------
                                                         3,124,067     3,315,702
  CMO investments                                            2,811         3,184
                                                        ----------    ----------
                                                        $3,126,878    $3,318,886
                                                        ==========    ==========

     In 1998 the Company sold its entire $1.0 billion Agency Trust interest-only mortgage securities portfolio at a loss of $251.9 million, net of related gains on Derivatives, and wrote down to fair value remaining investments in interest-only mortgage securities through an other-than-temporary impairment charge of $4.1 million. These remaining securities were sold in early 1999. For a short period of time prior to the sale of these assets, Derivatives held to help offset the effects of falling mortgage interest rates under-performed relative to the loss in value of the assets they were intended to hedge. Therefore, these Derivatives no longer met hedge accounting criteria requiring ongoing correlation and hedge accounting ceased. Included in Gain (loss) on sale of mortgage assets and related derivative financial instruments are changes in value of these instruments totaling $28.3 million that occurred during this time.

               NOTE 6 -- BORROWINGS UNDER REPURCHASE ARRANGEMENTS

     Borrowings made under uncommitted repurchase arrangements with investment banking firms pursuant to which the Company pledges mortgage securities as collateral generally have maturities of less than 31 days. Repurchase arrangements with CMBS pledged as collateral generally have longer maturities, to more closely coincide with the expected maturities of the related collateral. The terms and conditions of these arrangements are negotiated on a transaction-by-transaction basis. Repurchase arrangements and related weighted average interest rates, classified by type of collateral and maturities, were as follows (dollars in thousands):

                                                          DECEMBER 31, 2000               DECEMBER 31, 1999
                                                      ---------------------------     ------------------------
                                                       BORROWINGS       AVERAGE        BORROWINGS      AVERAGE
                                                      OUTSTANDING        RATE         OUTSTANDING       RATE
    -----------------------------------------------------------------------------     ------------------------
    Agency Securities (less than 31 days)              $4,616,784        6.58%         $2,405,436       5.81%
    Agency Securities (31 to 90 days)                     218,104        6.55           2,012,810       6.38
    Agency Securities (over 90 days)                            -           -             280,347       6.41
    Non-agency Securities (less than 31 days)               6,947        6.90                   -          -
    Non-agency Securities (over 90 days)                        -           -             124,361       6.62
    CMBS (less than 1 year)                                49,145        7.25                   -          -

    CMBS (over 1 year)                                     13,652        7.25              49,438       7.01
                                                       ----------        ----          ----------       ----
                                                       $4,904,632        6.59%         $4,872,392       6.11%
                                                       ==========        ====          ==========       ====

     The weighted average effective interest rate on borrowings under repurchase arrangements was 6.31% and 5.16% during 2000 and 1999, respectively. Interest paid on borrowings totaled $301.1 million, $221.4 million and $347.6 million during 2000, 1999 and 1998, respectively.

                            NOTE 7 -- CMO BORROWINGS

     Each series of CMOs issued consists of various classes of bonds, most of which have fixed rates of interest. Interest is payable monthly or quarterly at specified rates for all classes. Typically, principal payments on each series are made to each class in the order of their stated maturities so that no payment of principal will be made on any class of bonds until all classes having an earlier stated maturity have been paid in full. The components of CMOs along with selected other information were as follows (dollars in thousands):


                                                          DECEMBER 31
                                                 -------------------------------
                                                     2000              1999
    ----------------------------------------------------------------------------
    CMOs                                         $3,087,167           $3,281,464
    Accrued interest payable                         17,768               18,096
                                                 ----------           ----------
       Total obligation                           3,104,935            3,299,560
    Unamortized discount                             (1,061)              (9,976)
                                                 ----------           ----------
                                                 $3,103,874           $3,289,584
                                                 ==========           ==========

    Range of average interest rates           4.95% to 9.45%       5.13% to 9.45%
    Range of stated maturities                 2008 to 2030         2008 to 2028
    Number of series                                 26                  25

     The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption, generally at the Company's option, provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity. The weighted average effective interest rate for all CMOs was 7.35% and 7.24% during 2000 and 1999, respectively. Interest paid on CMOs totaled $226.6 million, $260.2 million and $352.6 million during 2000, 1999 and 1998, respectively.

                   NOTE 8 -- DISCLOSURES REGARDING FAIR VALUES

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

     The carrying amounts of cash and cash equivalents, receivables, payables and borrowings under repurchase arrangements approximate fair value. The fair value of Agency Securities,

Non-agency Securities, CMBS and CMO investments were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. The fair value of Pledged CMO Collateral was based on projected cash flows, after payment on the related CMOs, determined using market discount rates and prepayment assumptions. The fair value of CMOs was based on the same method for determining fair value of Pledged CMO Collateral adjusted for credit enhancements. The maturity of mortgage assets is directly affected by the rate of principal payments on the underlying mortgage loans and, for Pledged CMO Collateral, Clean-up Calls of the remaining CMOs outstanding. Fair value disclosures for financial instruments were as follows (in thousands):


                                                 DECEMBER 31, 2000        DECEMBER 31, 1999
                                               ----------------------   -----------------------
                                                CARRYING      FAIR        CARRYING     FAIR
                                                 AMOUNT      VALUE        AMOUNT       VALUE
-----------------------------------------------------------------------------------------------
ASSETS:
   Cash and cash equivalents                    $ 21,761   $   21,761   $   28,488   $   28,488
   Restricted cash and cash equivalents                -            -        2,500        2,500
   Receivables                                    61,587       61,587       42,297       42,297
   Mortgage investments                        5,394,459    5,394,459    5,408,714    5,409,991
   CMO collateral and investments              3,126,878    3,084,153    3,318,886    3,255,730
LIABILITIES:

   Payables                                       31,112       31,112       30,673       30,673
   Borrowings under repurchase arrangements    4,904,632    4,904,632    4,872,392    4,872,392
   CMOs                                        3,103,874    3,074,271    3,289,584    3,242,991

     Fair value disclosures for available-for-sale debt securities were as follows (in thousands):


                                                        GROSS        GROSS
                                           COST      UNREALIZED   UNREALIZED        FAIR
                                          BASIS         GAINS       LOSSES         VALUE
------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000
Agency Securities:
   Fixed-rate                           $    3,427     $   219      $     -     $    3,646
   Medium-term                             581,597       5,176        1,017        585,756
   ARMs                                  4,621,245      20,165        7,971      4,633,439
                                        ----------     -------      -------     ----------
                                         5,206,269      25,560        8,988      5,222,841
Non-agency securities                       94,538       1,852            -         96,390
CMBS - adjustable-rate                      74,232         996            -         75,228
CMO collateral and investments              74,648         196          171         74,673
                                        ----------     -------      -------     ----------
                                        $5,449,687     $28,604      $ 9,159     $5,469,132
                                        ==========     =======      =======     ==========
AS OF DECEMBER 31, 1999
Agency Securities:
   Fixed-rate                           $1,060,898     $   268      $51,589     $1,009,577
   Medium-term                           1,128,500          39       24,835      1,103,704
   ARMs                                  3,126,971       4,659       22,586      3,109,044
                                        ----------     -------      -------     ----------
                                         5,316,369       4,966       99,010      5,222,325
Non-agency Securities                       28,817         249            6         29,060
CMBS - adjustable-rate                      59,330           -            -         59,330
CMO collateral and investments             103,142         697          184        103,655
                                        ----------     -------      -------     ----------
                                        $5,507,658     $ 5,912      $99,200     $5,414,370
                                        ==========     =======      =======     ==========

     Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Non-agency Securities. Fair value disclosures for debt securities held-to-maturity were as follows (in thousands):


                                                        GROSS        GROSS
                                           COST      UNREALIZED   UNREALIZED        FAIR
                                          BASIS         GAINS       LOSSES         VALUE
------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000
   Pledged CMO Collateral               $3,052,205     $ 1,204       $14,326    $3,039,083
                                        ==========     =======       =======    ==========
AS OF DECEMBER 31, 1999
   Non-agency Securities                $   97,999     $ 1,277       $     -    $   99,276
   Pledged CMO Collateral                3,215,231       1,620        18,183     3,198,668
                                        ----------     -------      -------     ----------
                                        $3,313,230     $ 2,897       $18,183    $3,297,944
                                        ==========     =======       =======    ==========

     Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15% of its original issuance amounts. Dispositions of debt securities were as follows (in thousands):


                                                         YEAR ENDED DECEMBER 31
                                                   -----------------------------------
                                                     2000          1999        1998
--------------------------------------------------------------------------------------
Sale of securities held available-for-sale:
   Amortized cost                                  $1,389,947     $7,573    $6,233,622
   Gain (loss)*                                       (70,989)     1,761      (223,959)
Sale of released CMO collateral held-to-maturity:
   Amortized cost                                      84,547          -         5,022
   Gain                                                   816          -           471


* When combined with impairment of mortgage assets, these amounts represent the reclassification amounts included in "Other comprehensive income
     (loss)" as a component of the "Change in unrealized gains (losses) on debt securities" held available-for-sale. Excludes a January 1999 loss of $23,000 on the sale of Derivatives.

                NOTE 9 -- SALE OF MORTGAGE BANKING OPERATIONS AND
                      MORTGAGE BANKING RELATED DISCLOSURES

     In December 1998, the Company sold its mortgage banking operations including its investment in mortgage servicing rights to two affiliates of General Motors Acceptance Corporation ("GMAC"). Prior to the sale, the Company had a long-term subservicing relationship with GMAC. A gain of $2.9 million on these transactions was recorded as a component of Net margin on mortgage banking operations. Also included as a component of Net margin on mortgage banking operations are mortgage servicing right impairment charges totaling $224.7 million incurred during 1998 and gains on the sale of Derivatives and U.S. Treasury notes held to partially offset the effects of this impairment of $173.4 million.

     After retiring indebtedness related to the mortgage servicing portfolio, related hedge instruments and loan production financing, and after certain transaction costs, these transactions generated net cash proceeds of approximately $500 million. As of December 31, 2000, included in Accounts payable and accrued expenses are remaining accruals of less than $3 million pertaining to indemnifying GMAC for costs of mortgage loan buyback requests by investors in excess of existing indemnifications by the originators of the loans and other contingencies associated with the sale. The Company is unaware of any other material indemnification-related claims that may arise from this transaction.

                             NOTE 10 -- INCOME TAXES

     Capstead and its qualified REIT subsidiaries file a separate federal income tax return that does not include the operations of the non-REIT subsidiaries. Provided all taxable income of Capstead and its qualified REIT subsidiaries is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income of the non-REIT subsidiaries is fully taxable. In connection with utilizing operating loss carryforwards, alternative minimum taxes of $2,000 and $1.6 million were paid during 2000 and 1998, respectively. No income taxes were paid during 1999. Effective tax rates differed substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                                       YEAR ENDED DECEMBER 31
                                                                  ---------------------------------
                                                                     2000        1999        1998
---------------------------------------------------------------------------------------------------
Income taxes computed at the federal statutory rate                 $(18,020)  $ 20,268    $(82,167)
   Nondeductible capital loss                                         24,764          -      83,651
   Benefit of REIT status                                             (6,805)   (20,271)     (3,650)
                                                                    --------   --------    --------
Income taxes computed on income of non-REIT subsidiaries                 (61)        (3)     (2,166)
   Change in unrecognized deferred income tax asset                     (235)       839        (667)
   Tax effect of capital contributions to non-REIT subsidiaries            -          -       3,783
   Other*                                                                 298      (836)        650
                                                                    ---------  --------    --------
                                                                    $       2  $      -    $  1,600
                                                                    =========  ========    ========

* The 1998 provision for income taxes is reflected in the statement of operations as an offset to "Net margin on mortgage banking operations."

     Significant components of deferred income tax assets and liabilities were as follows (in thousands):


                                                                 DECEMBER 31
                                                              ------------------
                                                              2000         1999
              ------------------------------------------------------------------
              Deferred income tax assets:
                 Alternative minimum tax credit               $1,753      $1,751
                 Net operating loss carryforwards              1,149       1,235
                 Other                                           668         619
                                                              ------     -------
                                                               3,570       3,605
              Deferred income tax liabilities                   (544)       (344)
                                                              ------     --------
              Net deferred tax assets                         $3,026      $3,261
                                                              ======      ======
              Valuation allowance                             $3,026      $3,261
                                                              ======      ======

     At December 31, 2000 Capstead and its qualified REIT subsidiaries had capital loss carryforwards for tax purposes of $331 million, of which $261 million expires after 2003, and $70 million expires after 2005. At December 31, 2000 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of $7.1 million, of which $3.6 million expires after 2012, and $3.5 million expires after 2019. In addition, the non-REIT subsidiaries have sufficient alternative minimum tax credit carryforwards to offset the payment of federal income taxes on $5.0 million of future taxable income, if any, earned by these subsidiaries.

               NOTE 11 -- STOCKHOLDERS' EQUITY AND PREFERRED STOCK
                              SUBJECT TO REPURCHASE

     As of December 31, 2000, the Company had 3 series of convertible preferred stock outstanding, each entitled to cumulative fixed dividends with redemption and liquidation preferences as indicated below (dollars in thousands, except per share amounts):


                                                    PER SHARE
                        ------------------------------------------------------------------       AGGREGATE
        PREFERRED        ANNUALIZED      CONVERSION          REDEMPTION        LIQUIDATION      LIQUIDATION
          SERIES         DIVIDEND           RATE               PRICE            PREFERENCE      PREFERENCE
      -------------------------------------------------------------------------------------------------------
                                              *

           A             $1.60             1.1049              $16.40              $16.40       $    6,134
           B              1.26             0.3844               12.50               11.38          180,316
           C              0.56             0.5000                6.56                6.89           37,054


     * Reflects number of common shares to be received for each preferred share converted. During 2000, 36 Series A shares and 1,791 Series B shares were converted into 39 and 674 common shares, respectively.

     The preferred shares rank on parity with each other and prior to the common shares in the event of liquidation of the Company. The Series A and B shares are nonvoting, while the Series C shares vote with the common shares on an as-converted basis. The Series A and B shares are currently redeemable at the Company's option, while the Series C shares become redeemable at the Company's option anytime after December 9, 2004. However, the Company may be required to repurchase the Series C shares at the original issue price of $4.76 per share, in certain circumstances as discussed below. Additionally, the Series C shares automatically convert into common shares on December 31, 2009. Dividends are payable quarterly for the Series A and C shares and monthly for the Series B shares. Dividends paid for each preferred stock issue were as follows (dollars in thousands, except per share amounts):


                            2000               1999               1998
                     -----------------   -----------------   ------------------
        PREFERRED      PER       IN       PER        IN       PER        IN
          SERIES     SHARE   AGGREGATE   SHARE   AGGREGATE   SHARE    AGGREGATE
      --------------------------------   -----------------   ------------------
            A         $1.60   $   598    $1.60     $   598    $1.60    $   610
            B          1.26    20,322     1.26      21,391     1.26     21,732
            C          0.56     3,012     0.03         185        -          -
            D*         0.30     1,614     0.02         131        -          -

     * On December 28, 2000 the Series D shares were converted into 2,689,000 common shares.

     On December 9, 1999 the Company issued 5,378,000 of the Series C shares and 5,378,000 of the Series D shares to an affiliate of Fortress Investment Group LLC at a cash price of $4.76 per share representing aggregate proceeds of $51.2 million, before offering expenses (together Fortress Investment Group LLC and its affiliates are referred to as "Fortress"). In connection with this issuance, the Company entered into a Supplemental Agreement, as amended, which, among other things, provides that if there is a change in control anytime prior to April 20, 2005, then Fortress will have the right to cause the repurchase of any of these preferred shares not previously converted into common shares for $4.76 per share, plus all accrued and unpaid dividends. A change in control is deemed to have occurred if (i) a person acquires 25% of the voting power of the Company, (ii) directors elected and qualified at an annual stockholder meeting cease to constitute at least a majority of the Board of Directors (the "Board"), or (iii) the Company is a party to a business combination not approved by certain Fortress representatives on the Board.

     In December 1998, the Company completed a previously authorized repurchase of 500,000 common shares at an average price of $8.20 per share. In early 1999, formerly restricted common shares totaling 42,792 were repurchased at $8.24 per share. In February 1999, the Board authorized the repurchase of up to 3 million common shares and up to 2 million Series B shares. During 2000 and 1999, the Company repurchased 376,950 and 1,803,750 common shares, respectively, at an average price of $7.77 and $9.83 pursuant to this repurchase program. In addition, pursuant to this program, 826,900 and 622,000 Series B shares were repurchased during 2000 and 1999, respectively, at an average price of $9.61 and $11.57. On January 25, 2000 the Company repurchased 5,568,500 common shares at a price of $9.27 per share pursuant to a tender offer that commenced December 9, 1999 and closed January 14, 2000. All repurchased shares have been cancelled. All per share prices calculated including transaction costs.

     On February 16, 2001 the Company commenced a tender offer to purchase up to 5 million common shares at $12.75 per share. The offer is expected to be completed by March 16, 2001, unless extended by the Company.

     In early 1998 and prior, the Company used dividend reinvestment, direct stock purchase and structured equity shelf programs to raise new equity capital at favorable prices. Dividend reinvestments allowed existing stockholders to convert cash dividends into newly issued shares. Similarly, direct stock purchases allowed investors the opportunity to acquire additional shares directly from the Company, subject to certain limitations. Structured equity shelf issuances represented new shares issued by the Company on a daily basis either directly into the market or in larger blocks to qualified buyers, subject to certain limitations. The Company raised $44.4 million from the sale of 1,163,613 common shares and $4.0 million from the sale of 273,976 Series B shares during 1998, prior to indefinitely suspending these programs.

     Option exercises by former members of the Board resulted in net additions to capital of $37,000 during 2000. No options were exercised in 1999. Option exercises by employees during 1998 resulted in net additions to capital of $1.9 million.

     The Company's Charter provides that if the Board determines in good faith that the direct or indirect ownership of stock of Capstead has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common and/or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common and/or preferred shares to any person whose acquisition would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any capital shares of Capstead necessary to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

                        NOTE 12 -- EMPLOYEE BENEFIT PLANS

     The Company sponsors stock plans for directors and employees to provide for the issuance of stock options, nonvested stock and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 3,756,250 common shares. Options granted have terms and vesting requirements at the grant date of up to 10 years. Prior to a restructuring of long-term incentive compensation for key officers on January 2, 1998 which eliminated this feature, most of the outstanding stock options provided for the annual granting of dividend equivalent rights ("DERs") that permitted the option holder to obtain additional common shares based upon formulas set forth in the Plans. The following tables provide information regarding common stock option activity for the periods indicated and significant option grants outstanding as of December 31, 2000:


                                                                  NUMBER OF     WEIGHTED AVERAGE
                                                                    SHARES       EXERCISE PRICE
     -------------------------------------------------------------------------------------------

    As of December 31, 1997 (939,210 exercisable)                  1,374,212        $29.82
       Granted (average fair value:  $2.97 per share)                907,125         40.00
       Exercised                                                     (80,773)        23.50
       Canceled                                                     (345,063)        13.94
       DERs granted (average fair value:  $10.00 per share)          118,871             -
                                                                  ----------
    As of December 31, 1998 (1,974,372 exercisable)*               1,974,372         35.74
       Granted (average fair value:  $1.39 per share)                  5,625          8.25
       Canceled*                                                  (1,231,225)        35.62
                                                                  ----------
    As of December 31, 1999 (748,772 exercisable)                    748,772         35.71
       Granted (average fair value:  $0.96 per share)                233,341          7.15
       Exercised                                                      (4,590)         8.15
       Canceled                                                     (497,035)        35.40
       DERs granted (average fair value:  $8.38 per share)             2,613             -
                                                                  ----------
    As of December 31, 2000 (324,973 exercisable)                    483,101         22.31
                                                                  ==========


     * With the December 1998 sale of the mortgage banking operations, all stock option awards then outstanding became 100% vested. Unexercised options held by employees of the mortgage banking operations lapsed in 1999.

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                OPTIONS          OPTIONS          EXERCISE        REMAINING
            GRANT DATE                        OUTSTANDING      EXERCISABLE         PRICE        LIFE (YEARS)
     -------------------------------------------------------------------------------------------------------

     After December 1998                         230,325           72,197           $7.12             9
     January 1998 and prior                      252,776          252,776           36.21             6

     Nonvested stock grants are subject to certain restrictions, including continuous employment, which generally lapsed over periods of up to 10 years. Costs associated with nonvested stock grants (measured by the fair value of the common shares on the date of grant multiplied by the number of shares granted) are recognized as compensation expense over the vesting period. However, with the December 1998 sale of the mortgage banking operations, all remaining restrictions lapsed under the terms of the Plans for grants made prior to that date. This included nonvested stock grants for 226,313 common shares issued January 2, 1998 (grant date fair value $40 per share) in connection with a restructuring of long-term incentive compensation for key officers, and additional 1998 grants aggregating 17,500 common shares (grant date fair values averaging $22.36 per share). Included in the gain on sale of the mortgage banking operations is a $11.0 million charge to eliminate all deferred compensation related to nonvested stock grants.

     Nonvested stock grants for 107,153 common shares were issued to employees other than the chairman on April 20, 2000 (grant date fair value $7.125 per share). Restrictions on these grants generally lapse over 5 years.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for stock awards. Accordingly, no compensation expense has been recognized for stock awards other than for DERs and nonvested stock grants. Related compensation costs, excluding the charge mentioned above, totaled $108,000 and $2.4 million in 2000 and 1998, respectively. There were no related compensation costs during 1999. The effect of determining compensation cost for stock options granted since the beginning of 1995, based upon the estimated fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," would have been $0.03 per share or less on diluted net income (loss) per common share for each of the last 3 years. This effect on diluted net income (loss) per common share was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 10% to 12%, volatility factors of 30% to 53%, expected life assumptions of 1 to 5 years and risk-free rates of between 4.7% and 6.3%. This effect may not be representative of the pro forma effect on future operating results.

     The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and may make additional contributions of up to another 3% of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $161,000, $113,000 and $709,000 in 2000, 1999 and
1998, respectively.

                    NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     During 1998, twenty-four purported class action lawsuits were filed against the Company and certain of its officers alleging, among other things, that the defendants violated federal securities laws by publicly issuing false and misleading statements and omitting disclosure of material adverse information regarding the Company's business during various periods between January 28, 1997 and July 24, 1998. The complaints claim that as a result of such alleged improper actions, the market price of the Company's equity securities were artificially inflated during that time period. The complaints seek monetary damages in an undetermined amount. In March 1999, these actions were consolidated and in July 2000, a lead plaintiff group was appointed by the court. An amended complaint was filed October 20, 2000. On February 20, 2001 the Company responded to this amended complaint. The Company believes it has meritorious defenses to the claims and intends to vigorously defend the actions. Based on available information, management believes the resolution of these suits will not have a material adverse effect on the financial position of the Company.

                      NOTE 14 -- TRANSACTIONS WITH FORTRESS

     Through acquisitions of preferred and common shares, Fortress is the Company's largest stockholder controlling 33% of the voting shares of the Company as of December 31, 2000. At the Company's April 2000 annual meeting, stockholders elected a new seven member Board of Directors, including four members designated by Fortress. Wesley R. Edens, chairman of the board of Fortress, was then appointed Capstead's Chairman of the Board and Chief Executive Officer. The Company entered into a management contract with Fortress with an effective date of April 20, 2000, pursuant to which Fortress provides the services of Mr. Edens and of other individuals as necessary to perform support services for Mr. Edens. This contract renews annually on December 31 unless terminated by Fortress or by majority vote of the independent members of the Board of Directors.

     Under the terms of this contract, Fortress is entitled to receive a base annual fee of $375,000 plus an annual cash incentive bonus based on a predetermined formula established by the independent Directors. In addition, at these Directors sole discretion, Fortress may be awarded long-term noncash incentive compensation, which may be in the form of stock options or grants. Included in Other operating expense is $390,625 cash compensation Fortress received pursuant to this arrangement for services rendered from April 20, 2000 through December 31, 2000.

     Under separate arrangement, the Company provided accounting and cash management services to Fortress for one of its affiliates. Included in Other revenue is $160,000 Capstead received pursuant to this arrangement for services rendered through December 31, 2000.

               NOTE 15 -- NET INTEREST INCOME ANALYSIS (UNAUDITED)

     The following summarizes interest income and interest expense and weighted average interest rates (dollars in thousands):

                                                  2000                   1999                    1998
                                          ---------------------   --------------------   ----------------------
                                                       AVERAGE                AVERAGE                  AVERAGE
                                                      EFFECTIVE              EFFECTIVE                EFFECTIVE
                                           AMOUNT        RATE      AMOUNT      RATE         AMOUNT      RATE
---------------------------------------------------------------   --------------------   ----------------------
Interest income:
   Mortgage securities and other
     investments                            $349,533     6.68%     $293,841       5.87%    $311,807      5.89%
   CMO collateral and investments            237,052     7.28       269,318       7.16      355,391      7.28
                                            --------               --------                --------
       Total interest income                 586,585                563,159                 667,198
                                            --------               --------                --------
Interest expense:
   Borrowings under repurchase

     arrangements                            303,126     6.31       232,852       5.16      313,858      5.55
   CMOs                                      237,479     7.35       270,081       7.24      340,248      7.85
                                            --------               --------                --------
       Total interest expense                540,605                502,933                 654,106
                                            --------               --------                --------
                                            $ 45,980               $ 60,226                $ 13,092
                                            ========               ========                ========

     Changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):


                                                         RATE         VOLUME         TOTAL
       -------------------------------------------------------------------------------------
                                                           *             *             *
     2000/1999
     Interest income:
     Mortgage securities and other investments           $ 41,680    $  14,012     $  55,692
        CMO collateral and investments                      4,225      (36,491)      (32,266)
                                                         --------    ---------     ---------
          Total interest income                            45,905      (22,479)       23,426
                                                         --------    ---------     ---------
     Interest expense:
        Borrowings under repurchase arrangements           54,327       15,947        70,274
        CMOs                                                3,828      (36,430)      (32,602)
                                                         --------    ---------     ---------
          Total interest expense                           58,155      (20,483)       37,672
                                                         --------    ---------     ---------
                                                         $(12,250)   $  (1,996)    $ (14,246)
                                                         ========    =========     =========
     1999/1998
     Interest income:

        Mortgage securities and other investments        $   (793)  $  (17,173)    $ (17,966)
        CMO collateral and investments                     (5,673)     (80,400)      (86,073)
                                                         --------    ---------     ---------
          Total interest income                            (6,466)     (97,573)     (104,039)
                                                         --------    ---------     ---------
     Interest expense:
        Borrowings under repurchase arrangements          (20,758)     (60,248)      (81,006)
        CMOs                                              (25,188)     (44,979)      (70,167)
                                                         --------    ---------     ---------
          Total interest expense                          (45,946)    (105,227)     (151,173)
                                                         --------    ---------     ---------
                                                         $ 39,480    $   7,654     $  47,134
                                                         ========    =========     =========


     * The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                    NOTE 16 -- QUARTERLY RESULTS (UNAUDITED)

     Summarized quarterly results of operations were as follows (in thousands, except percentages and per share amounts). See NOTES 1 and 4 for discussion of significant changes to the Company's operations during 2000 that have impacted quarterly operating results and may impact future operations (dollars in thousands).


                                                      1ST QUARTER    2ND QUARTER   3RD QUARTER   4TH QUARTER
------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
Interest income                                        $142,829      $146,797       $145,980      $150,979
Interest and related expenses                           130,214       136,771        136,317       138,848
                                                       --------      --------       --------      --------
Net margin on mortgage assets and other investments      12,615        10,026          9,663        12,131

Other operating revenue (expense)*                         (945)      (94,278)           104          (802)
                                                       --------      --------       --------      --------
                                                       $ 11,670      $(84,252)      $  9,767      $ 11,329
                                                       ========      ========       ========      ========
Net income per common share:
   Basic                                                  $0.22        $(3.98)         $0.15         $0.24
   Diluted                                                 0.22         (3.98)          0.15          0.21
Return on average stockholders' equity
   and preferred stock subject to repurchase               6.96%       (58.01)%         7.04%         8.18%



                                                      1ST QUARTER    2ND QUARTER   3RD QUARTER   4TH QUARTER
------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999

Interest income                                        $124,342      $146,191       $147,817      $144,809
Interest and related expenses                           112,058       128,764        132,511       131,614
                                                       --------      --------       --------      --------
Net margin on mortgage assets and other investments      12,284        17,427         15,306        13,195
Other operating revenue (expense)                         1,623          (744)          (784)         (398)
                                                       --------      --------       --------      --------
                                                       $ 13,907      $ 16,683       $ 14,522      $ 12,797
                                                       ========      ========       ========      ========

Net income per common share:
   Basic                                                  $0.27         $0.38          $0.31         $0.25
   Diluted                                                 0.27          0.38           0.31          0.25
Return on average stockholders' equity
  and preferred stock subject to repurchase                8.16%         9.88%          8.66%         7.57%

* Second quarter 2000 includes losses incurred restructuring the mortgage investment portfolio in connection with modifying the Company's investment strategy (see NOTES 1 and 4). Second quarter 2000 results also include $3.6 million of severance payments related to the settlement of obligations to the Company's former Chairman and Chief Executive Officer and several other employees.

             NOTE 17 -- MARKET AND DIVIDEND INFORMATION (UNAUDITED)

     The New York Stock Exchange trading symbol for the Company's common stock is CMO. There were 3,568 holders of record of the Company's common stock at December 31, 2000. In addition, depository companies held stock for 23,266 beneficial owners. The high and low stock sales prices and dividends declared on common stock were as follows:


                            YEAR ENDED DECEMBER 31, 2000        YEAR ENDED DECEMBER 31, 1999
                         -----------------------------------   -------------------------------
                             STOCK PRICES                         STOCK PRICES
                         ----------------------    DIVIDENDS   --------------------  DIVIDENDS
                           HIGH        LOW         DECLARED     HIGH       LOW       DECLARED
     -------------------------------------------------------   -------------------------------
     First quarter       $ 9 1/8     $7 1/4         $0.22      $12       $ 8          $0.28
     Second quarter        8 7/8      6              0.16       12 3/8    10 1/4       0.36
     Third quarter         9 11/16    7 7/8          0.12       11 1/2     7 3/4       0.32
     Fourth quarter       12          8 15/16        0.21        8 3/4     7 3/8       0.24

                             SELECTED FINANCIAL DATA

            (In thousands, except percentages and per share amounts)



                                                                              YEAR ENDED DECEMBER 31
                                                       ------------------------------------------------------------------
                                                          2000          1999          1998           1997         1996
-------------------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENT
   OF OPERATIONS DATA:
   Interest income                                  $  586,585     $  563,159    $  667,198     $   694,259   $   662,964
   Interest and related expense                        542,150        504,947       659,575         616,287       589,606
                                                    ----------     ----------    ----------     -----------   -----------
   Net margin on mortgage assets and other
     investments                                        44,435         58,212         7,623          77,972        73,358
   Net margin on mortgage banking operations*                -              -        11,821          59,422        49,122
   Other operating revenue (expense)**                 (95,921)          (303)     (254,208)         22,532         4,748
                                                    ----------     ----------    ----------     ------------  -----------
   Net income (loss)                                $  (51,486)    $   57,909    $ (234,764)    $   159,926   $   127,228
                                                    ==========     ==========    ==========     ===========   ===========
   Net income (loss) per common share:***


     Basic                                          $    (3.30)    $     1.21    $    (8.44)    $      5.25   $      4.74
     Diluted                                             (3.30)          1.21         (8.44)           4.70          4.14
   Return on average stockholders' equity
     and preferred stock subject to repurchase           (8.72)%         8.56%       (28.83)%         19.12%       18.41%
   Cash dividends paid per share:

     Common                                         $     0.71     $     1.20    $     2.00     $      4.80   $      4.23
     $1.60 Series A Preferred                             1.60           1.60          1.60            1.60          1.60
     $1.26 Series B Preferred                             1.26           1.26          1.26            1.26          1.26
     $0.56 Series C Preferred                             0.56           0.03             -               -             -
     $0.40 Series D Preferred                             0.30           0.02             -               -             -
   Average number of common shares outstanding:***

     Basic                                              22,973         29,174        30,474          25,629        19,158
     Diluted                                            22,973         29,523        30,474          34,011        30,750
SELECTED CONSOLIDATED BALANCE SHEET DATA:
   Mortgage securities and other investments        $5,394,459     $5,408,714    $2,369,602     $ 6,114,130   $ 4,840,417
   CMO collateral and investments                    3,126,878      3,318,886     4,571,274       5,195,436     4,501,646
   Mortgage servicing rights*                                -              -             -         669,062       626,094
   Total assets                                      8,610,497      8,807,039     7,100,287      12,357,515    10,157,338
   Borrowings under repurchase arrangements          4,904,632      4,872,392     1,839,868       7,099,706     5,462,856
   Collateralized mortgage obligations               3,103,874      3,289,584     4,521,324       4,309,455     3,861,892
   Preferred stock subject to repurchase                25,210         50,584             -               -             -
   Stockholders' equity                                545,669        563,806       680,201         888,608       726,869



NOTE: See "Management's Discussion and Analysis of Financial Condition" and
      "Notes to Consolidated Financial Statements" for discussion of changes to the Company's operations that are expected to impact future operating results.

* The mortgage banking operations, including related mortgage servicing rights, were sold in December 1998.

** Includes losses on the sale of mortgage assets incurred during the second quarter of 2000 with the modification of the Company's investment strategy to focus on short maturity and adjustable-rate mortgage assets. Results in 1998 include losses from the sale of mortgage assets, principally interest-only mortgage securities.

*** Net income (loss) per common share and Average number of common shares outstanding amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share." For further discussion of net income (loss) per common share, see "Notes to Consolidated Financial Statements." Amounts have been adjusted for a 1-for-2 reverse common stock split effective May 8, 2000.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                               FINANCIAL CONDITION

OVERVIEW

     Capstead Mortgage Corporation, a mortgage investment firm operating as a real estate investment trust ("REIT"), earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. With the election of a new Board of Directors in April 2000, the Company modified its investment strategy to focus on adjustable-rate and short-maturity assets, including, but not limited to, adjustable-rate, single-family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities") and credit-sensitive commercial and residential mortgage assets. By focusing on investments that adjust to a more current interest rate within one to twelve months, this investment strategy is intended to help preserve capital and stabilize earnings prospects over the long term.

     Fannie Mae, Freddie Mac and Ginnie Mae are also referred to as FNMA, FHLMC and GNMA, respectively.

ELECTION OF NEW LEADERSHIP AND RELATIONSHIP WITH FORTRESS INVESTMENT GROUP LLC

     In December 1999, the Company issued $51.2 million of Series C & D voting preferred shares to an affiliate of Fortress Investment Group LLC (together with its affiliates, "Fortress"). Fortress is a real estate investment firm with experience in investing in a variety of asset types across the credit spectrum. Together with its purchases of 3.9 million common shares, Fortress controlled 33% of the voting shares of the Company as of December 31, 2000. During the fourth quarter of 2000, Fortress converted all of its Series D preferred shares into 2.7 million common shares.

     At the Company's April 2000 annual meeting, stockholders elected a new seven member Board of Directors, including four members designated by Fortress. Wesley R. Edens, chairman of the board of Fortress, was then appointed Capstead's Chairman of the Board and Chief Executive Officer. The Company compensates Fortress for the services of Mr. Edens and, as needed, other individuals employed by Fortress pursuant to a management contract (see NOTE 14 to the accompanying consolidated financial statements for further information regarding this arrangement).

1-FOR-2 REVERSE COMMON STOCK SPLIT

     In April 2000, stockholders also approved a 1-for-2 reverse common stock split that was effective the close of business on May 8, 2000. Concurrent with the reverse split the conversion ratio for each series of preferred shares was adjusted accordingly. All share and per share information presented has been restated to reflect the reverse common stock split.

MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage securities and other investments consist primarily of high quality single-family residential mortgage-backed securities, most of which are adjustable-rate mortgage ("ARM") Agency Securities (see "NOTE 4" to the accompanying consolidated financial statements for further discussion of how the Company classifies its mortgage securities and other investments). Agency Securities are AAA-rated and have no foreclosure risk. Non-agency securities consist of private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers and other AAA-rated private mortgage securities (together, "Non-agency Securities"). The Company also invests in credit-sensitive commercial mortgage-backed securities ("CMBS"). Although currently investment grade, these securities carry credit risk associated with the underlying commercial mortgage loans. Features of the related CMBS issuances, including subordinated securities held by other investors, helps mitigate this risk (see "Risks Associated With Credit-Sensitive Investments"). Mortgage securities and other investments are financed under repurchase arrangements with investment banking firms pursuant to which the portfolios are pledged as collateral (see "Liquidity and Capital Resources").

     In connection with modifying its investment strategy in April 2000, the Company sold $1.4 billion of fixed-rate and medium-term mortgage investments and designated for sale nearly $700 million of primarily medium-term securities, incurring a charge to operating results of $90.0 million. The charge consisted of realized losses of $70.9 million and a $19.1 million reduction in the Company's basis in securities designated for sale. During the third quarter, another $100 million of fixed-rate Non-agency Securities were sold, further reducing holdings of fixed-rate securities. With capital made available from these sales and from $1.0 billion of portfolio runoff, the Company acquired $2.2 billion of ARM Agency Securities and $105 million of ARM Non-agency Securities (through the redemption of 4 series of off-balance sheet collateralized mortgage obligations ("CMOs") previously issued by the Company). Although up to this point the Company has made only limited acquisitions of credit-sensitive mortgage assets such as CMBS, it continues to evaluate other suitable investments in keeping with its new investment strategy. These investments may include credit-sensitive commercial and residential mortgage assets which, when combined with the prudent use of leverage, can provide attractive returns.

     Including the sale shortly after year-end of $442 million of medium-term securities, the Company's mortgage investment portfolio stood at just under $5 billion entering 2001 consisting primarily of ARM Agency Securities. The future size and composition of the Company's mortgage-related investments will depend on market conditions, including levels of mortgage prepayments and the availability of suitable investments at attractive pricing (see "Effects of Interest Rate Changes").

     The following yield and cost analysis illustrates results achieved during the most recent quarter for each component of the Company's mortgage investment portfolio and anticipated first quarter 2001 earnings capacity as first projected by the Company on February 7, 2001 (the date the Company released its fourth quarter 2000 results and based on interest rates in effect at that date) (dollars in thousands):


                                    4TH QUARTER AVERAGE           AS OF DECEMBER 31, 2000   PROJECTED
                               -------------------------------    -----------------------      1ST       LIFETIME
                                             ACTUAL     ACTUAL     PREMIUMS                  QUARTER    PREPAYMENT
                                 BASIS     YIELD/COST   RUNOFF    (DISCOUNTS)     BASIS     YIELD/COST  ASSUMPTIONS
--------------------------------------------------------------    -----------------------   -----------------------
                                   (a)                                               (a)        (b)          (b)
Agency Securities:
  FNMA/FHLMC:
     Fixed-rate                 $    3,565     9.73%      21%      $    16    $     3,427     9.73%        25%
     Medium-term (c)               603,488     7.00       24        (5,357)       581,597     6.81         25
     LIBOR/CMT ARMs              2,007,320     7.11       24        40,140      2,216,200     7.08         40
     COFI ARMs                     209,170     7.58       14        (4,957)       204,764     7.45         15
  GNMA ARMs                      2,265,104     6.92       18        18,323      2,200,281     6.94         24
                                ----------     ----      ---       -------    -----------    -----         --
                                 5,088,647     7.03       21        48,165      5,206,269     7.02         31

Non-agency Securities               99,533     8.21       27             -         94,538     8.25         30

CMBS - adjustable-rate              74,975     9.35        5          (688)        74,232     8.47          -
                                 ---------     ----      ---       -------    -----------    -----         --
                                 5,263,155     7.09       21%      $47,477      5,375,039     7.07         31%
                                                         ===       =======                                 ==

Borrowings                      (4,817,809)   (6.57)                           (4,904,632)   (5.92)
                                ----------    -----                            ----------    -----

Capital employed/
  financing spread             $    445,346    0.52%                          $   470,407     1.15%
                               ============    ====                           ===========    =====

Return on assets (d)                           0.94%                                          1.72%
                                               ====                                          =====

(a)    Basis represents the Company's investment before mark-to-market.
(b) Projected yields for the first quarter of 2001 reflect ARM coupon resets and lifetime prepayment assumptions as adjusted for expected prepayments for this quarter as of February 7, 2001 (the date the Company released fourth quarter results and based on interest rates in effect at that date). Actual yields realized in future periods will largely depend upon
       (i) changes in portfolio composition, (ii) ARM coupon resets, (iii) actual prepayments and (iv) any changes in lifetime prepayment assumptions.

(c) In January 2001, the Company sold $442 million of medium-term securities for a gain of $5.7 million. Projected first quarter yields are provided for the reduced holdings of medium-term securities.

(d) The Company uses its liquidity to pay down borrowings. Return on assets is calculated assuming the use of this liquidity to reduce borrowing costs (see "Utilization of Capital and Liquidity").

     Throughout 2000, overall portfolio yields benefited from increases in yields on holdings of ARM securities as interest rates on the underlying mortgage loans reset higher, reflecting a trend of increasing interest rates that has been evident since the Federal Reserve began raising short-term interest rates in June 1999 in response to inflation concerns. However, it now appears that this trend may have reversed. The Federal Reserve announced consecutive 50 basis point reductions in short-term interest rates on January 3 and again on January 31, 2001 due to concerns over economic weakness. Consequently, yields on ARM securities are expected to peak in the first quarter of 2001 and then begin declining. For example, if interest rates stabilize at rates in effect February 7, 2001, yields on the Company's current holdings of ARM securities are expected to decline approximately 55 basis points by year-end. Actual yields on ARM securities will depend on fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments (see "Effects of Interest Rate Changes").

     The rate of principal prepayments on holdings of ARM securities is expected to accelerate in future quarters, particularly if mortgage interest rates continue to decline. Currently, coupon interest rates on most of the mortgage loans underlying holdings of ARM securities are above prevailing fixed-rate mortgage interest rates, which is expected to prompt higher levels of prepayments until such time as the interest rates on these loans reset to lower levels as discussed above. At December 31, 2000, the net premium on holdings of ARM securities was $53.5 million, representing 1.17% of related unpaid principal balances. While lower prepayment levels improve mortgage investment yields by allowing related premiums to be recognized in operating results over a longer period, higher prepayment levels shorten the period over which the premiums are amortized thus reducing investment yields. Annualized prepayments on Fannie Mae and Freddie Mac ARM securities averaged 23.5% for the fourth quarter of 2000, slightly higher than the 22.4% annualized rate for the third quarter but similar to the 23.4% level experienced in the fourth quarter of 1999. Annualized prepayments on Ginnie Mae ARM securities averaged 18.4% in the fourth quarter of 2000, compared to 16.9% during the prior quarter and 18.0% for the same period of 1999.

     Average borrowing rates are expected to decline 65 basis points during the first quarter of 2001 because of the January 2001 Federal Reserve rate reductions. The full benefit of these rate reductions on the Company's borrowing rates should be realized in the second quarter of 2001. Any further changes in the Company's borrowing rates will depend on future actions by the Federal Reserve to change short-term interest rates, market expectations of future changes in short-term interest rates and the extent of any financial market liquidity concerns (see "Effects of Interest Rate Changes").

     To summarize, the Company anticipates improvement in financing spreads in early 2001, with the potential for satisfactory net margins over the course of the year, subject to the impact of fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments as well as other factors including portfolio size and composition.

CMO COLLATERAL AND INVESTMENTS

     Since exiting the residential mortgage loan conduit business in 1995, Capstead has maintained finance subsidiaries with capacity to issue CMOs and other securitizations backed by single-family residential mortgage loans ("securitization shelves"). From time to time, the Company purchases mortgage loans from originators or conduits, places these loans into private mortgage pass-through securities and issues CMOs or other securities backed by these securities. The Company may or may not retain a significant residual economic interest in these securitizations. During the first quarter of 2000, Capstead issued one such CMO totaling $236 million. The Company did not retain any significant residual economic interest in this issuance.

     To date, the related credit risk of the securities collateralizing CMOs issued by Capstead is borne by AAA-rated private mortgage insurers or by subordinated bonds within the related CMO series to which the collateral is pledged. The Company has only $799,000 of credit risk held in the form of subordinated bonds associated with approximately $489 million of these securities outstanding as of December 31, 2000. In addition, Capstead has retained $2.8 million of reserve funds in connection with two 1993 mortgage loan sales. These reserve funds are available to pay special hazard costs (e.g. earthquake or mudslide-related losses) or certain bankruptcy costs associated with approximately $128 million of loans outstanding as of December 31, 2000 from the related securitizations. CMO collateral and investments, net of related bonds, was $23.0 million at year-end, down from $29.3 million at December 31, 1999. Included in this net investment are $17.4 million of the remaining CMO collateral premiums and bond discounts. Similar to premiums on the Company's mortgage investments, CMO collateral premiums and bond discounts, along with most of remaining CMO investments, are amortized to income as CMO collateral yield or bond expense adjustments based on both actual prepayments and lifetime prepayment assumptions (see "Effects of Interest Rate Changes").

SHARE REPURCHASES AND BOOK VALUES PER COMMON SHARE

     Since share repurchases began in December 1998 through December 31, 2000, the Company has repurchased 26.9% of its outstanding common shares and 8.4% of its Series B preferred shares. During the year ended December 31, 2000, the Company, through open market purchases, acquired 376,950 common shares at an average price of $7.77 (including transaction costs) and 826,900 shares of its $1.26 Cumulative Convertible Preferred Stock, Series B ("Series B preferred shares") at an average price of $9.61 (including transaction costs). On January 25, 2000 the Company purchased 5,568,500 common shares at a price of $9.27 per share (including transaction costs) pursuant to a tender offer that closed on January 14, 2000.

     As of December 31, 2000, the Company had remaining authorization to make open market repurchases of 819,300 common shares and 551,100 Series B preferred shares. On February 16, 2001 the Company commenced a tender offer to purchase up to 5 million common shares at $12.75 per share. The offer is expected to be completed by March 16, 2001, unless extended by the Company.

     At December 31, 2000 book value per common share was $13.11, compared to $11.83 per common share at December 31, 1999 (calculated assuming redemption of the Series A and B preferred shares and conversion of preferred shares held by Fortress). The increase in book value per common share reflects the positive impact on the value of the mortgage investment portfolio of higher yields on ARM securities and lower prevailing interest rates. Share repurchases also contributed to higher book value. The market value of the mortgage investment portfolio will continue to fluctuate with changes in interest rates and market liquidity, among other factors, and such changes will be reflected in book value per common share.

     The recently announced tender offer is not expected to have a significant impact on book value per common share, although remaining outstanding common shares will participate to a greater extent in future operating results and changes in the market value of Capstead's mortgage assets.

UTILIZATION OF CAPITAL AND LIQUIDITY

     The Company's utilization of capital and potential liquidity as of December 31, 2000 were as follows (in thousands):

                                                                           CAPITAL
                                              ASSETS       BORROWINGS     EMPLOYED   LIQUIDITY
   -------------------------------------------------------------------------------------------
  Agency Securities:
     FNMA/FHLMC:
       Fixed-rate                           $    3,646     $        -     $  3,646    $  3,537
       Medium-term                             585,756        530,379       55,377      37,804
       LIBOR/CMT ARMs                        2,225,118      1,983,319      241,799     175,046
       COFI ARMs                               208,672        194,753       13,919       7,659
     GNMA ARMs                               2,199,649      2,126,437       73,212       7,222
                                            ----------     ----------     --------    --------
                                             5,222,841      4,834,888      387,953     231,268
  Non-agency Securities                         96,390          6,947       89,443      84,624
  CMBS - adjustable-rate                        75,228         62,797       12,431        (677)
  CMO collateral and investments             3,126,878      3,103,874       23,004           -
                                            ----------     ----------     --------    --------
                                            $8,521,337     $8,008,506      512,831     315,215
                                            ==========     ==========
  Other assets, net of other liabilities                                    58,048      21,761**
                                                                          --------    --------
                                                                          $570,879    $336,976
                                                                          ========    ========

* Based on maximum borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of December 31, 2000 (see "Liquidity and Capital Resources").

**   Represents unrestricted cash and cash equivalents (see NOTE 2).

     The Company finances its investments in mortgage securities with investment banking firms under repurchase arrangements (see "Liquidity and Capital Resources"). CMO collateral and investments are generally pledged to secure CMO bonds. Liquidity is affected by, among other things, changes in market value of securities pledged under repurchase arrangements, principal prepayments and general conditions in the mortgage finance industry.

                              RESULTS OF OPERATIONS

     Comparative net operating results (interest income or fee revenue, net of related interest expense and, in the case of CMO administration, related direct and indirect operating expense) by source were as follows (in thousands, except per share amounts):


                                                                YEAR ENDED DECEMBER 31
                                                           ---------------------------------
                                                             2000        1999          1998
      --------------------------------------------------------------------------------------
     Agency Securities                                     $36,626    $52,514       $ 12,754
     Non-agency Securities                                   6,900      8,043          4,947
     CMBS                                                    2,350         37              -
     CMO collateral and investments                         (1,441)    (2,382)       (10,078)
                                                          --------    -------      ---------
        Net margin on mortgage assets                       44,435     58,212          7,623
     Mortgage banking operations                                 -          -         11,821
     Other revenue (expense):
        Gain (loss) on sale of mortgage assets and
          related derivative financial instruments         (70,173)     1,738       (245,261)
        Impairment on mortgage assets                      (19,088)         -         (4,051)
        Severance charges                                   (3,607)         -              -
        CMO administration and other                         3,484      4,083          4,598
        Other operating expense                             (6,537)    (6,124)        (9,494)
                                                          --------    -------      ---------
     Net income (loss)                                    $(51,486)   $57,909      $(234,764)
                                                          ========    =======      =========
     Basic and diluted net income (loss) per
        common share                                       $(3.30)      $1.21         $(8.44)


2000 COMPARED TO 1999

     The earning capacity of Capstead's mortgage asset portfolios is largely dependent on the overall size and composition of the portfolios, the relationship between short- and long-term interest rates (the "yield curve") and the extent the Company continues to invest its liquidity in these portfolios. Lower overall net margins on mortgage assets for the year ended December 31, 2000 compared to 1999 reflect higher borrowing costs incurred financing the Company's mortgage investments. These borrowing costs were higher during 2000 primarily because of actions taken by the Federal Reserve to increase short-term interest rates by a total of 175 basis points beginning in June 1999 and culminating in a 50 basis point increase in May 2000. As a result, rates on borrowings under repurchase arrangements averaged 115 basis points higher in 2000 compared to 1999. These higher borrowing rates were only partially offset by the benefits of improving yields on ARM securities, the restructuring of the Company's mortgage investment portfolio as a result of modifying its investment strategy and relatively low mortgage asset prepayment levels. See above "Financial Condition - Mortgage Securities and Other Investments" for a forward-looking discussion of the effects of recent actions taken by the Federal Reserve to lower short-term interest rates.

     Agency Securities contributed less to operating results during 2000 than in 1999 because of higher borrowing costs, despite higher average yields. Yields for this portfolio averaged 6.59% during the year, compared to 5.81% in 1999, while average borrowing rates were 6.30% compared to 5.16% in 1999. Average yields increased with the restructuring-related sale of relatively low-coupon fixed-rate and medium-term securities. Yields also benefited from higher yields on newly acquired ARM securities and on mortgage securities designated for sale in connection with the portfolio restructuring. In addition, yields benefited as interest rates on mortgage loans underlying ARM securities reset higher (reflecting higher interest rates resulting from the Federal Reserve rate increases discussed above) and prepayment rates remained at relatively low levels. The average outstanding Agency Securities portfolio was $5.0 billion during 2000, compared to $4.9 billion in 1999.

     Non-agency Securities contributed less to operating results during 2000 despite a higher average outstanding portfolio because of higher borrowing costs. The average outstanding portfolio was $152 million during 2000 compared to $120 million in 1999. During 2000, the Company financed this portfolio with average borrowings of $80 million, while in 1999 the portfolio was funded almost entirely with equity until late in the year. Average yields for this portfolio (calculated including mortgage insurance costs) were 7.98% during 2000, compared to 8.06% in 1999.

     Capstead made its first acquisitions of credit-sensitive CMBS in December 1999 and made only modest additions to this portfolio in early 2000. The portfolio currently consists of $75 million of adjustable-rate CMBS financed by longer-term repurchase arrangements. These investments yielded 9.07% during the year while average borrowing rates were 6.94%.

     CMO collateral and investments results benefited from lower prepayment rates during 2000 than in 1999 allowing remaining collateral premiums and bond discounts to be amortized to earnings over a longer period. In addition, results for the prior year included the write-off of bond discounts related to 1999 redemptions of CMO bonds. Without the issuance of CMOs in which the Company retains residual interests, or the acquisition of other CMO investments, this portfolio is not expected to provide a positive return on capital employed in future periods.

     In April, the Company incurred a $90.0 million charge to operating results for the sale, or designation for sale, of most of its fixed-rate and medium-term securities. This charge consisted of realized losses of $70.9 million and a $19.1 million reduction in basis in securities designated for sale. In addition, during the second quarter, the Company incurred severance charges of $3.6 million, related primarily to the resignation of its former chief executive officer. Gain (loss) on sale of mortgage assets also includes a gain on the subsequent sale of $100 million of fixed-rate Non-agency Securities.

     CMO administration and other revenue was lower this year primarily because a declining portfolio of CMOs for which the Company provides administrative services. As these CMOs pay down, related fee income is expected to decline.

     Other operating expenses were fairly stable year to year but may increase in future periods with the adoption of a new management incentive program in early 2001.

1999 COMPARED TO 1998

     Operating results for the year ended December 31, 1999 were substantially improved over 1998 results. The Company entered 1999 with substantial liquidity after having sold a substantial portion of its mortgage assets, including a $1.0 billion interest-only securities portfolio in June 1998 and its mortgage banking operations in December 1998. This liquidity was initially employed to reduce borrowings, which benefited net margins on the Company's mortgage asset portfolios. Margins also benefited from early 1999 acquisitions of Agency Securities, slower prepayments and lower borrowing rates during the first half of the year. In 1998, the Company incurred substantial losses from asset sales and from recording write-offs of premiums and CMO bond discounts and impairment charges on CMO investments attributable to high levels of prepayments and the expectation at that time that such prepayment levels would continue.

     Agency Securities contributed more to operating results during 1999 than Agency and U.S. Treasury Securities contributed during 1998 due primarily to having employed significantly more capital to this portfolio that lowered borrowing costs. In addition, during most of 1999, the Company enjoyed improved financing spreads over those achieved in 1998. On average, the Company employed $463 million of its capital to this portfolio during 1999 compared to only $108 million in 1998. Yields for this portfolio were 5.81% during 1999 compared to 5.77% in 1998, while borrowing rates, although significantly higher by year-end, averaged 5.16% during 1999 compared to 5.54% in 1998. Yields in 1999 benefited from lower prepayments and changes in portfolio mix including the sale of relatively low-yielding U.S. Treasury notes held in 1998. In addition, during 1998 rapidly declining mortgage interest rates significantly increased prepayments and prepayment risk, resulting in premium amortization adjustments, which depressed yields.

     Non-agency Securities contributed more to operating results during 1999 despite a lower average outstanding portfolio because the Company funded this portfolio entirely with its equity for most of the year. The average outstanding portfolio was $120 million during 1999, compared to $496 million in 1998 during which time significantly less capital was employed supporting this portfolio. Average yields for this portfolio (calculated including mortgage insurance costs) were 8.06% during 1999, compared to 6.79% in 1998.

     CMO collateral and investments operating results during 1999 were improved over 1998 results primarily because of lower prepayments in 1999. In 1998, rapidly declining mortgage interest rates significantly increased prepayments and prepayment risk resulting in write-offs of CMO bond discounts.

     The gain on sale of mortgage assets recorded in 1999 related primarily to the first quarter sale of remaining purchased interest-only mortgage securities earlier in the year.

     Operating expenses during 1999 reflect lower costs of operating only the mortgage investment business after the December 1998 sale of the mortgage banking operations.

                         LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds include borrowings under repurchase arrangements, monthly principal and interest payments on mortgage securities and other investments, excess cash flows on CMO collateral and investments and proceeds from sales of mortgage assets (see "Financial Condition - Utilization of Capital and Liquidity"). The Company currently believes that these funds are sufficient for the acquisition of mortgage assets, repayments on borrowings, the payment of cash dividends as required for Capstead's continued qualification as a REIT and common and preferred share repurchases, if any. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

     Borrowings under repurchase arrangements secured by Agency Securities and Non-agency Securities generally have maturities of less than 31 days. The Company has uncommitted repurchase facilities with investment banking firms to finance these mortgage assets, subject to certain conditions. Interest rates on borrowings under these facilities are generally based on overnight to 30-day London Interbank Offered Rate ("LIBOR") rates. The terms and conditions of these arrangements are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates and the securities' credit quality.

     Borrowings under repurchase arrangements secured by purchases of adjustable-rate CMBS more closely match the interest rate adjustment features and expected life of these investments such that the Company anticipates it can earn more consistent net interest spreads on these investments and, as a result, experience less interest rate volatility than experienced with the Company's other mortgage investments. Should Capstead make significant additional investments in credit-sensitive mortgage assets, it is anticipated that the Company will attempt to lessen interest rate volatility in a similar fashion or through the use of derivative financial instruments ("Derivatives") such as interest rate swaps (see "Effects of Interest Rate Changes" and "Risks Associated With Credit-Sensitive Investments").

                        EFFECTS OF INTEREST RATE CHANGES

INTEREST RATE SENSITIVITY ON OPERATING RESULTS

     The Company performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes will have on future earnings. All mortgage assets and Derivatives held, if any, are included in this analysis. The sensitivity of CMO administration fee income to changes in interest rates is included as well. The model incorporates management assumptions regarding the level of prepayments on mortgage assets for a given interest rate change using industry estimates of prepayment speeds for various coupon segments. These assumptions are developed through a combination of historical analysis and future expected pricing behavior. Because the Company modified its investment strategy during 2000 to focus on short maturity and adjustable-rate mortgage assets, earnings were less sensitive to changes in interest rates at December 31, 2000 than the previous year-end, as indicated below (dollars in thousands):


                                        10-YEAR
                              30-DAY     U.S.
                               LIBOR   TREASURY
                               RATE      RATE                     IMMEDIATE CHANGE IN:*
-----------------------------------------------      -------------------------------------------------
30-day LIBOR rate                                     Down 1.00%    Down 1.00%       Flat      Up 1.00%
10-year U.S. Treasury rate                            Down 1.00%       Flat        Up 1.00%    Up 1.00%
Projected 12-month
   earnings change:**
   December 31, 2000            6.56%    5.12%          $18,344       $23,447       $4,145    $(22,665)
   December 31, 1999            5.82     6.44            31,160        36,190        5,044     (37,821)

* Sensitivity of earnings to changes in interest rates is determined relative to the actual rates at the applicable date.

** Note that the projected 12-month earnings change is predicated on acquisitions of similar assets sufficient to replace runoff only and excludes $442 million of medium-term securities sold in early 2001. There can be no guarantee that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.

     Income simulation modeling is a primary tool used to assess the direction and magnitude of changes in net margins on mortgage assets resulting from changes in interest rates. Key assumptions in the model include prepayment rates on mortgage assets, changes in market conditions, and management's financial capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

GENERAL DISCUSSION OF EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates may affect the Company's earnings in various ways. Earnings currently depend, in part, on the difference between the interest received on mortgage securities and other investments, and the interest paid on related borrowings, which are generally based on 30-day LIBOR. The resulting spread may be reduced or even turn negative in a rising short-term interest rate environment. Because the mortgage investment portfolio consists primarily of ARM mortgage securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on the underlying ARM loans, which reset periodically based on underlying indices (generally 1-year CMT rates). Since ARM loans generally limit the amount of such increases during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying loans contributing to lower or even negative financing spreads. At other times, as seen in 1998, and to some extent, as is currently anticipated in 2001, declines in these indices during periods of falling short-term interest rates will negatively effect yields on ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, financing spreads could be lower or even become negative. The Company may invest in Derivatives from time to time as a hedge against rising interest rates on a portion of its short-term borrowings. At December 31, 2000 the Company did not own any Derivatives as a hedge against rising short-term interest rates.

     Another effect of changes in interest rates is that as long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage investments generally increases. As seen in 1998, prolonged periods of high prepayments can significantly reduce the expected life of mortgage investments; therefore, the actual yields realized can be lower due to faster amortization of premiums. Further, to the extent the proceeds of prepayments on mortgage investments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such investments; earnings may be adversely affected.

     A change in interest rates also impacts earnings recognized from CMO collateral and investments, which currently consist primarily of fixed-rate CMO residuals (see "Financial Condition"). As seen in 1998, if mortgage interest rates fall, prepayments on the underlying mortgage loans generally will be higher, accelerating the amortization of collateral premiums and bond discounts. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO residual because of an increase in time over which the Company receives positive net cash flows and can amortize remaining collateral premiums and bond discounts.

     Capstead periodically sells mortgage assets, which may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as values of mortgage assets fluctuate with changes in interest rates. At other times, such as in the second quarter of 2000, asset sales may become prudent to shift the Company's investment focus.

               RISKS ASSOCIATED WITH CREDIT-SENSITIVE INVESTMENTS

     Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss than residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets. Commercial property values and related net operating income are often subject to volatility, and such net operating income may be sufficient or insufficient to cover debt service on the related mortgage loan at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

     Additionally, commercial properties may not be readily convertible to alternative uses if such properties were to become unprofitable due to competition, age of improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses often requires substantial capital expenditures, which may or may not be available.

     The availability of credit for commercial mortgage loans may be dependent upon economic conditions in the markets where such properties are located, as well as the willingness and ability of lenders to make such loans. The availability of funds in the credit markets fluctuates and there can be no assurance that the availability of such funds will increase above, or will not contract below current levels. In addition, the availability of similar commercial properties, and the competition for available credit, may affect the ability of potential purchasers to obtain financing for the acquisition of properties. This could effect the repayment of commercial mortgages.

     Credit-sensitive residential mortgage assets differ from commercial mortgage assets in several important ways, yet can still carry substantial credit risk. Residential mortgage securities typically are secured by smaller loans to more obligors than CMBS, thus spreading the risk of mortgagor default. However, most of the mortgages supporting these securities are made to homeowners that do not qualify for Agency loan programs for reasons including loan size, financial condition, or work or credit history that may be indicative of higher risk of default than loans qualifying for such programs. As with commercial mortgage assets, in instances of default the Company may incur losses if proceeds from sales of the underlying collateral are less than the unpaid principal balances of the mortgage loans and related foreclosure costs. However, with residential mortgage assets this risk may be mitigated by various forms of credit enhancements including, but not limited to, primary mortgage insurance.

     Through the process of securitizing both commercial and residential mortgage assets, credit risk can be heightened or minimized. Senior classes in multi-class securitizations generally have first priority over cash flows from a pool of mortgages and, as a result, carry the least risk, highest investment ratings and the lowest yields. Typically, a securitization will also have mezzanine classes and subordinated classes. Mezzanine classes will generally have somewhat lower credit ratings and may have average lives that are longer than the senior classes. Subordinate classes are junior in the right to receive cash flow from the underlying mortgages, thus providing credit enhancement to the senior and mezzanine classes. As a result, subordinated securities will have lower credit ratings because of the elevated risk of credit loss inherent in these securities.

     The availability of capital from external sources to finance investments in credit-sensitive commercial and residential mortgage assets that are not financed to maturity at acquisition may be diminished during periods of mortgage finance market illiquidity, such as was experienced in 1998. Additionally, if market conditions deteriorate resulting in substantial declines in value of these assets, sufficient capital may not be available to support the continued ownership of such investments, requiring these assets to be sold at a loss.

                                      OTHER

FORWARD LOOKING STATEMENTS

     This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. The Company's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.