Form 10-K, Exhibit 13
period 2001-12-31
CAPSTEAD MORTGAGE CORP
filed 2002-03-21
CIK 766701

                                                                      EXHIBIT 13






                          CAPSTEAD MORTGAGE CORPORATION

                                 PORTIONS OF THE

                          ANNUAL REPORT TO STOCKHOLDERS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                         REPORT OF INDEPENDENT AUDITORS




Stockholders and Board of Directors
Capstead Mortgage Corporation

     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and preferred stock subject to repurchase, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                                /s/ ERNST & YOUNG LLP



Dallas, Texas
January 25, 2002

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    (In thousands, except per share amounts)



                                                                             YEAR ENDED DECEMBER 31
                                                                 ------------------------------------------
                                                                    2001            2000            1999
                                                                 ----------      ----------      ----------
INTEREST INCOME:
   Mortgage securities and other investments                     $  274,480      $  349,533      $  293,841
   CMO collateral and investments                                   198,216         237,052         269,318
                                                                 ----------      ----------      ----------
       Total interest income                                        472,696         586,585         563,159
                                                                 ----------      ----------      ----------

INTEREST AND RELATED EXPENSE:
   Borrowings under repurchase arrangements                         164,422         303,126         232,852
   CMO borrowings                                                   197,905         237,479         270,081
   Mortgage insurance and other                                         990           1,545           2,014
                                                                 ----------      ----------      ----------
       Total interest and related expense                           363,317         542,150         504,947
                                                                 ----------      ----------      ----------
         Net margin on mortgage assets and other investments        109,379          44,435          58,212
                                                                 ----------      ----------      ----------

OTHER REVENUE (EXPENSE):
   Gain (loss) on sale of mortgage assets                             7,956         (70,173)          1,738
   Impairment on mortgage assets                                         --         (19,088)             --
   Severance costs                                                       --          (3,607)             --
   CMO administration and other                                       3,705           3,484           4,083
   Management and affiliate incentive fee                            (9,422)           (389)           (295)
   Other operating expense                                           (5,342)         (6,148)         (5,829)
                                                                 ----------      ----------      ----------
       Total other revenue (expense)                                 (3,103)        (95,921)           (303)
                                                                 ----------      ----------      ----------

NET INCOME (LOSS)                                                $  106,276      $  (51,486)     $   57,909
                                                                 ==========      ==========      ==========

Net income (loss)                                                $  106,276      $  (51,486)     $   57,909
Less preferred share dividends                                      (20,446)        (24,260)        (22,556)
                                                                 ----------      ----------      ----------

Net income (loss) available to common stockholders               $   85,830      $  (75,746)     $   35,353
                                                                 ==========      ==========      ==========

Net income (loss) per common share:
   Basic                                                         $     6.43      $    (6.59)     $     2.42
   Diluted                                                             5.68           (6.59)           2.42


See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                    (In thousands, except per share amounts)



                                                                                          DECEMBER 31
                                                                                 ------------------------------
                                                                                     2001              2000
                                                                                 ------------      ------------
  ASSETS
     Mortgage securities and other investments
       ($3.3 billion pledged under repurchase arrangements)                      $  3,455,219      $  5,394,459
     CMO collateral and investments                                                 2,262,305         3,126,878
                                                                                 ------------      ------------
                                                                                    5,717,524         8,521,337

     Prepaids, receivables and other                                                   54,381            67,399
     Cash and cash equivalents                                                        123,520            21,761
                                                                                 ------------      ------------

                                                                                 $  5,895,425      $  8,610,497
                                                                                 ============      ============

  LIABILITIES
     Borrowings under repurchase arrangements                                    $  3,207,068      $  4,904,632
     Collateralized mortgage obligations ("CMOs")                                   2,245,015         3,103,874
     Incentive fee payable to management and affiliate                                  9,422                --
     Accounts payable and accrued expenses                                             29,192            31,112
                                                                                 ------------      ------------
                                                                                    5,490,697         8,039,618
                                                                                 ------------      ------------

  PREFERRED STOCK SUBJECT TO REPURCHASE
     $0.56 Cumulative Convertible Preferred Stock, Series C, $0.10 par value;
       -0- and 5,378 shares authorized, issued and outstanding at December 31,
       2001 and 2000, respectively (converted to common shares May 4, 2001)                --            25,210
                                                                                 ------------      ------------

  STOCKHOLDERS' EQUITY
     Preferred stock - $0.10 par value; 100,000 and 94,622 shares authorized, respectively:
         $1.60 Cumulative Preferred Stock, Series A, 273 and 374 shares issued and outstanding at December 31, 2001 and 2000, respectively
           ($4,481 aggregate liquidation preference)                                    3,821             5,228
         $1.26 Cumulative Convertible Preferred Stock, Series B,
           15,842 and 15,845 shares issued and outstanding at
           December 31, 2001 and 2000, respectively
           ($180,283 aggregate liquidation preference)                                176,961           177,012
     Common stock - $0.01 par value; 100,000 shares authorized;
       13,862 and 12,641 shares issued and outstanding at
       December 31, 2001 and 2000, respectively                                           139               126
     Paid-in capital                                                                  559,571           740,740
     Accumulated deficit                                                             (387,718)         (396,882)
     Accumulated other comprehensive income                                            51,954            19,445
                                                                                 ------------      ------------
                                                                                      404,728           545,669
                                                                                 ------------      ------------

                                                                                 $  5,895,425      $  8,610,497
                                                                                 ============      ============


See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                      PREFERRED STOCK SUBJECT TO REPURCHASE

                    (In thousands, except per share amounts)


                                        PREFERRED                                                   ACCUMULATED
                                          STOCK                                                        OTHER           TOTAL
                                        SUBJECT TO  PREFERRED   COMMON    PAID-IN    ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'
                                        REPURCHASE    STOCK      STOCK    CAPITAL      DEFICIT     INCOME (LOSS)       EQUITY
                                        ----------  ---------   ------   ---------   -----------   -------------   -------------
BALANCE AT JANUARY 1, 1999              $       --  $ 198,424   $  151   $ 788,131   $  (305,287)  $      (1,218)  $     680,201
   Net income                                   --         --       --          --        57,909              --          57,909
   Other comprehensive loss                     --         --       --          --            --         (92,070)        (92,070)
   Cash dividends:
     Common ($2.40 per share)                   --         --       --          --       (34,634)             --         (34,634)
     Preferred                                  --         --       --          --       (22,305)             --         (22,305)
   Additions to capital                     50,584         --       --          --            --              --              --
   Capital stock repurchases                    --     (6,948)      (9)    (18,087)         (251)             --         (25,295)
                                        ----------  ---------   ------   ---------   -----------   -------------   -------------
BALANCE AT DECEMBER 31, 1999                50,584    191,476      142     770,044      (304,568)        (93,288)        563,806
   Net loss                                     --         --       --          --       (51,486)             --         (51,486)
   Other comprehensive income                   --         --       --          --            --         112,733         112,733
   Cash dividends:
     Common ($1.42 per share)                   --         --       --          --       (16,568)             --         (16,568)
     Preferred                                  --         --       --          --       (25,546)             --         (25,546)
   Conversion of preferred stock           (25,210)        --       13      25,197            --              --          25,210
   Additions to capital                       (164)        --        1         144            --              --             145
   Capital stock repurchases                    --     (9,236)     (30)    (54,645)        1,286              --         (62,625)
                                        ----------  ---------   ------   ---------   -----------   -------------   -------------
BALANCE AT DECEMBER 31, 2000                25,210    182,240      126     740,740      (396,882)         19,445         545,669
   Net income                                   --         --       --          --       106,276              --         106,276
   Other comprehensive income:
     Unrealized gain on cash flow
       hedges, net                              --         --       --          --            --             941             941
     Unrealized gain on debt
       securities, net                          --         --       --          --            --          31,568          31,568
                                                                                                                   -------------
         Total comprehensive income                                                                                      138,785
   Cash dividends:
     Common - regular
       ($5.54 per share)                        --         --       --          --       (76,666)             --         (76,666)
     Common - special
       ($14.60 per share)                       --         --       --    (201,236)           --              --        (201,236)
     Preferred                                  --         --       --          --       (20,446)             --         (20,446)
   Conversion of preferred stock           (25,210)    (1,458)      14      26,654            --              --          25,210
   Additions to capital                         --         --        1         731            --              --             732
   Capital stock repurchases                    --         --       (2)     (7,318)           --              --          (7,320)
                                        ----------  ---------   ------   ---------   -----------   -------------   -------------
BALANCE AT DECEMBER 31, 2001            $       --  $ 180,782   $  139   $ 559,571   $  (387,718)  $      51,954   $     404,728
                                        ==========  =========   ======   =========   ===========   =============   =============



See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)



                                                                                           YEAR ENDED DECEMBER 31
                                                                              ------------------------------------------------
                                                                                  2001              2000              1999
                                                                              ------------      ------------      ------------
OPERATING ACTIVITIES:
   Net income (loss)                                                          $    106,276      $    (51,486)     $     57,909
   Noncash items:
     Amortization of discount and premium                                           31,263            17,486            40,020
     Depreciation and other amortization                                             1,223               986             1,043
     Impairment on mortgage assets                                                      --            19,088                --
   Loss (gain) on sale of mortgage assets                                           (7,956)           70,173            (1,738)
   Change in incentive fee payable to management and affiliate                       9,422                --                --
   Net change in prepaids, receivables, other assets, accounts payable
     and accrued expenses                                                           11,872            (3,371)           10,693
                                                                              ------------      ------------      ------------
         Net cash provided by operating activities                                 152,100            52,876           107,927
                                                                              ------------      ------------      ------------
INVESTING ACTIVITIES:
   Purchases of mortgage securities and other investments                         (226,557)       (2,366,925)       (4,380,781)
   Purchases of CMO collateral and investments                                          --          (235,999)               --
   Principal collections on mortgage investments                                 1,705,893           982,118         1,247,027
   Proceeds from sales of mortgage assets                                          576,554         1,404,321           127,358
   CMO collateral:
     Principal collections                                                         758,423           423,487         1,079,961
     Decrease in accrued interest receivable                                         5,347             2,703             7,900
     Decrease in short-term investments                                                461               269            14,119
                                                                              ------------      ------------      ------------
         Net cash provided by (used in) investing activities                     2,820,121           209,974        (1,904,416)
                                                                              ------------      ------------      ------------
FINANCING ACTIVITIES:
   Increase (decrease) in short-term borrowings                                 (1,697,564)           32,240         3,032,524
   CMO borrowings:
     Issuance of securities                                                             --           235,999                --
     Principal payments on securities                                             (862,311)         (430,705)       (1,241,769)
     Decrease in accrued interest payable                                           (5,515)           (2,245)           (7,513)
   Capital stock transactions                                                     (207,960)          (62,752)           25,289
   Dividends paid                                                                  (97,112)          (42,114)          (56,939)
                                                                              ------------      ------------      ------------
         Net cash provided by (used in) financing activities                    (2,870,462)         (269,577)        1,751,592
                                                                              ------------      ------------      ------------
Net change in cash and cash equivalents                                            101,759            (6,727)          (44,897)
Cash and cash equivalents at beginning of year                                      21,761            28,488            73,385
                                                                              ------------      ------------      ------------
Cash and cash equivalents at end of year                                      $    123,520      $     21,761      $     28,488
                                                                              ============      ============      ============


See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                December 31, 2001


                               NOTE 1 -- BUSINESS

Capstead Mortgage Corporation operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments currently include, but are not limited to, adjustable-rate single-family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). Capstead has also made limited investments in credit-sensitive commercial mortgage assets. The Company continues to evaluate suitable real estate-related investments, which may include more credit-sensitive assets that can earn attractive returns due largely to a higher risk of default and reduced liquidity compared to Agency Securities. Capstead believes that such investments, when combined with the prudent use of leverage, can provide attractive returns over the long term with less sensitivity to changes in interest rates. Capstead's portfolios declined during 2001 primarily because of high levels of mortgage prepayments. To the extent proceeds of runoff or asset sales are not reinvested, or cannot be reinvested, at a rate of return at least equal to the rate previously earned on that capital, earnings may decline. The future size and composition of Capstead's investment portfolios will depend on market conditions, including levels of mortgage prepayments and the availability on a timely basis of suitable investments at attractive pricing.


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

USE OF ESTIMATES

     The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of premiums and discounts on mortgage assets and CMOs is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect profitability.

     Estimated fair values of debt securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, estimates of fair value as of the balance sheet dates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect Accumulated other comprehensive income (loss) in stockholders' equity and the calculation of the Management and affiliate incentive fee.

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

     Interest is recorded as income when earned. Any premium or discount is recognized as an adjustment to interest income by the interest method over the life of the related asset. Realized gains (losses) are included in Other revenue (expense). The cost of assets sold is based on the specific identification method. Unrealized gains (losses) are not amortized to income; however, if a decline in fair value of an individual asset below amortized cost basis occurs that is determined to be other than temporary, the difference between amortized cost and fair value is included in Other revenue (expense) as an impairment charge.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less when purchased.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company may from time to time acquire derivative financial instruments ("Derivatives") for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on mortgage assets or various other Derivatives available in the marketplace that are compatible with the Company's risk management objectives. The Company has made limited use of Derivatives during the three years ended December 31, 2001.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") established new accounting and reporting standards for Derivatives and hedging activities. This includes the recognition of all Derivatives, including certain Derivatives not previously afforded accounting recognition, as either assets or liabilities on the balance sheets and measurement of those instruments at fair value. The Company adopted this statement January 1, 2001 and recognized in Other comprehensive income as cash flow hedge instruments certain call rights on securitizations previously issued by the Company that were originally accounted for as sales. These call rights allow Capstead to acquire, at its option, a modest amount of adjustable-rate mortgage-backed securities at par value, provided certain requirements specified in the related indentures have been met.

     The fair value of these call rights is based on the discounted fair value of the underlying loans in excess of par, less transaction costs. As such, changes in the value of the call rights are 100% correlated to changes in value of the underlying loans, excluding the effects of time value. Changes in time value are recorded in Other revenue. Upon exercise, the underlying loans are recorded at par. The remaining value of the related call right is reclassified as a loan premium and is subsequently amortized to Interest income as a yield adjustment. The related amount recorded in Other comprehensive income is also amortized to Interest income concurrently with the loan premium resulting in a zero net effect on income. Similarly, if the underlying loans are subsequently sold, these amounts would be factored into the resulting gain or loss. If it is concluded that exercise of a call right is not likely to occur, the related amount carried in Other comprehensive income would be written off in Other revenue.

BORROWINGS

     CMOs, borrowings under repurchase arrangements and other borrowings, if any, are carried at their unpaid principal balances, net of unamortized discount or premium. Any discount or premium is recognized as an adjustment to Interest and related expense by the interest method over the expected term of the related borrowings.

INCOME TAXES

     Income taxes are accounted for using the liability method, and deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

MANAGEMENT AND AFFILIATE INCENTIVE FEE

     Members of management, employees and an affiliate of Fortress Investment Group LLC participate in an incentive compensation program established by the members of the Board of Directors that are independent of Fortress Investment Group LLC and its affiliates (together, referred to as "Fortress"). Fortress is the Company's controlling stockholder, and its chairman of the board is also Capstead's Chairman of the Board and Chief Executive Officer. Under the terms of the program, incentive fee amounts are determined based on a 10%
participation in the `modified total return' of Capstead in excess of a 10% benchmark return, multiplied by the Company's beginning `modified common book value.' Modified total return under the program is measured as the change in modified common book value per share during the year, together with common dividends per share. Modified common book value is determined by deducting from total equity the recorded value of preferred equity and unrealized losses on assets classified as held-to-maturity, and adding back incentive fee accruals.

STOCK-BASED COMPENSATION

     Compensation cost for stock-based awards for employees and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount to be paid to acquire the stock and is recognized in Other operating expense as the awards vest and restrictions lapse.

RECLASSIFICATIONS, REVERSE COMMON STOCK SPLIT AND SPECIAL COMMON DIVIDEND

     Certain amounts for prior years have been reclassified to conform to the current year presentation. All references to common shares and per common share amounts have been adjusted to reflect a 1-for-2 reverse common stock split, which was approved at a special meeting of stockholders held June 15, 2001. The common shares commenced trading on a post-reverse split basis on July 2, 2001, coinciding with the first day the common shares traded ex-dividend for a $14.60 special common dividend paid June 29, 2001. The special common dividend, which significantly reduced common equity capital relative to total equity capital, was recorded as a reduction in Paid-in capital.

     As a consequence of the special common dividend and the reverse split, the conversion ratio for each series of preferred shares was adjusted July 2, 2001 in accordance with the terms of the governing Articles Supplementary, as follows:

     PREFERRED SHARES            PRIOR RATES           CURRENT RATES
     ----------------            -----------           -------------
      Series A                     1.1049                  0.9657
      Series B                     0.3844                  0.3559

NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
(loss) after deducting preferred share dividends, as herein defined, by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss), after deducting preferred share dividends for antidilutive convertible preferred shares, by the weighted average number of common shares and common share equivalents outstanding, giving effect to dilutive stock options and dilutive convertible preferred shares.

     For dilutive net income per share purposes, the Series A and B preferred shares are considered dilutive whenever annualized basic net income per share exceeds each Series' annualized dividend divided by the conversion rate applicable for that period. The Series A preferred shares were dilutive throughout 2001. The Series B preferred shares were dilutive after the new conversion rate went into effect, even though few actual Series B conversions occurred because it was uneconomical to convert at the market prices of both the common shares and Series B preferred shares in effect during the year.

                   NOTE 3 -- CALCULATION OF NET INCOME (LOSS)
                                PER COMMON SHARE

     The components of the computation of basic and diluted net income (loss) per share were as follows (in thousands, except per share data):

                                                                                     YEAR ENDED DECEMBER 31
                                                                           ------------------------------------------
                                                                              2001            2000            1999
                                                                           ----------      ----------      ----------
NUMERATOR FOR BASIC NET INCOME (LOSS) PER COMMON SHARE:
   Net income (loss)                                                       $  106,276      $  (51,486)     $   57,909
   Less preferred share dividends:
     Series A                                                                    (485)           (598)           (598)
     Series B                                                                 (19,961)        (20,322)        (21,391)
     Series B repurchase amount less than (in excess of) book value*               --           1,286            (251)
     Series C and D                                                                --          (4,626)           (316)
                                                                           ----------      ----------      ----------
                                                                           $   85,830      $  (75,746)     $   35,353
                                                                           ==========      ==========      ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                     13,351          11,487          14,587
                                                                           ==========      ==========      ==========

BASIC NET INCOME (LOSS) PER COMMON SHARE                                   $     6.43      $    (6.59)     $     2.42
                                                                           ==========      ==========      ==========

NUMERATOR FOR DILUTED NET INCOME (LOSS) PER COMMON SHARE:
   Net income (loss)                                                       $  106,276      $  (51,486)     $   57,909
   Less cash dividends paid on antidilutive convertible
     preferred shares:
     Series A                                                                      --            (598)           (598)
     Series B **                                                               (9,981)        (20,322)        (21,391)
     Series B repurchase amount less than (in excess of) book value*               --           1,286            (251)
     Series C (converted into common shares May 4, 2001)                           --          (3,012)             --
     Series D (converted into common shares December 28, 2000)                     --          (1,614)             --
                                                                           ----------      ----------      ----------
                                                                           $   96,295      $  (75,746)     $   35,669
                                                                           ==========      ==========      ==========

DENOMINATOR FOR DILUTED NET INCOME (LOSS) PER COMMON SHARE:
   Weighted average common shares outstanding                                  13,351          11,487          14,587
   Net effect of dilutive stock options                                            84              --               5
   Net effect of dilutive convertible preferred shares:
     Series A                                                                     241              --              --
     Series B **                                                                2,827              --              --
     Series C and D                                                               453              --             170
                                                                           ----------      ----------      ----------
                                                                               16,956          11,487          14,762
                                                                           ==========      ==========      ==========
DILUTED NET INCOME (LOSS) PER COMMON SHARE                                 $     5.68      $    (6.59)     $     2.42
                                                                           ==========      ==========      ==========


* Included as a component of the Series B preferred share dividends in the calculation of both basic and diluted net income (loss) per common share is the difference between repurchase amounts and the Series B preferred shares book value of $11.17 per share.

** Reflects the Series B preferred shares as antidilutive prior to the July 2, 2001 change in conversion rates.

               NOTE 4 -- MORTGAGE SECURITIES AND OTHER INVESTMENTS

     Mortgage securities and other investments and the related weighted average interest rates were as follows (dollars in thousands):

                                                                                         AVERAGE     AVERAGE
                                   PRINCIPAL    PREMIUMS                    CARRYING     COUPON     EFFECTIVE
                                    BALANCE    (DISCOUNTS)      BASIS        AMOUNT       RATE        RATE
                                   ----------  -----------   -----------   -----------   -------    ---------
DECEMBER 31, 2001                                                              *            **          **
Agency Securities:
   Fannie Mae/Freddie Mac:
     Fixed-rate                    $    5,706  $        34   $     5,740   $     5,981    10.00%       9.29%
     Medium-term                       40,559         (149)       40,410        41,544     6.19        6.44
     LIBOR/CMT ARMs                 1,543,867       25,286     1,569,153     1,593,115     6.88        6.59
     COFI ARMs                        167,080       (4,839)      162,241       168,856     5.31        6.45
   Ginnie Mae ARMs                  1,368,551       14,460     1,383,011     1,398,908     6.37        6.40
                                   ----------  -----------   -----------   -----------
                                    3,125,763       34,792     3,160,555     3,208,404     6.57        6.49
Non-agency securities                  73,040          373        73,413        74,839     6.94        7.58
CMBS - adjustable-rate                172,071         (380)      171,691       171,976     3.69        6.46
                                   ----------  -----------   -----------   -----------
                                   $3,370,874  $    34,785   $ 3,405,659   $ 3,455,219     6.43        6.52
                                   ==========  ===========   ===========   ===========
DECEMBER 31, 2000
Agency Securities:
   Fannie Mae/Freddie Mac:
     Fixed-rate                    $    3,411  $        16   $     3,427   $     3,646    10.00%       6.26%
     Medium-term                      586,954       (5,357)      581,597       585,756     6.19        6.52
     LIBOR/CMT ARMs                 2,176,060       40,140     2,216,200     2,225,118     8.19        6.81
     COFI ARMs                        209,721       (4,957)      204,764       208,672     6.78        6.82
   Ginnie Mae ARMs                  2,181,958       18,323     2,200,281     2,199,649     7.07        6.51
                                   ----------  -----------   -----------   -----------
                                    5,158,104       48,165     5,206,269     5,222,841     7.43        6.59
Non-agency securities                  94,538           --        94,538        96,390     8.44        7.98
CMBS - adjustable-rate                 74,920         (688)       74,232        75,228     8.68        9.07
                                   ----------  -----------   -----------   -----------
                                   $5,327,562  $    47,477    $5,375,039   $ 5,394,459     7.47        6.68
                                   ==========  ===========   ===========   ===========


* Includes unrealized gains and losses for securities classified as available-for-sale, if applicable (see NOTE 8).

** Average Coupon Rate is presented as of the indicated balance sheet date. Average Effective Rate is presented for the year then ended, calculated including the amortization of premiums and discounts, mortgage insurance costs on non-agency securities and excluding unrealized gains and losses.


     The Company classifies its Agency Securities and non-agency securities by interest rate characteristics of the underlying single-family residential mortgage loans. Commercial mortgage-backed securities ("CMBS") are classified in a similar fashion. Fixed-rate mortgage securities have fixed rates of interest for their entire terms. Medium-term mortgage securities either (i) have an initial fixed-rate period of 3 or 5 years after origination and then adjust annually based on a specified margin over the 1-year Constant Maturity U.S. Treasury Note Rate ("1-year CMT"), (ii) have initial interest rates that adjust one time, approximately 3 or 5 years after origination, based on a specified margin over Fannie Mae yields for 30-year, fixed-rate commitments at the time of adjustment, or (iii) are fixed-rate mortgage securities that have initial expected weighted average lives of 5 years or less. Adjustable-rate mortgage ("ARM") securities either (i) adjust annually based on a specified margin over 1-year CMT, (ii) adjust semiannually based on a specified margin over the 6-month London Interbank Offered Rate ("LIBOR"), (iii) adjust monthly based on a specific margin over an index such as LIBOR or the Cost of Funds Index as published by the Eleventh District Federal Reserve Bank ("COFI"), or (iv) were previously classified as medium-term and have begun adjusting annually based on a specified margin over 1-year CMT. CMBS held as of December 31, 2001 adjust monthly based on a specified margin over 30-day LIBOR.

     Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities consist of (i) private mortgage pass-through securities backed primarily by single-family non-conforming residential mortgage loans whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers and (ii) other AAA-rated private mortgage securities (together, "Non-agency Securities"). Commercial mortgage securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower bond classes providing credit enhancement to the more senior classes. CMBS held by the Company at December 31, 2001 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors. The maturity of mortgage-backed securities is directly affected by the rate of principal prepayments on the underlying loans.

     In connection with modifying its investment strategy in April 2000, the Company sold $1.4 billion of fixed-rate and medium-term mortgage investments and designated for sale another $700 million of primarily medium-term securities, incurring charges of $70.9 million included in Gain (loss) on sale of mortgage assets, and $19.1 million included in Impairment on mortgage assets. During 2001, $451 million of medium-term securities previously written down as impaired were sold for a gain of $5.9 million. Remaining securities written down in 2000 were carried at an unrealized gain of $6.6 million at December 31, 2001.


                    NOTE 5 -- CMO COLLATERAL AND INVESTMENTS

     CMO collateral consists of primarily fixed-rate mortgage securities collateralized by single-family residential mortgage loans and related short-term investments, both pledged to secure CMO borrowings ("Pledged CMO Collateral"). All principal and interest on pledged mortgage securities is remitted directly to collection accounts maintained by a trustee. The trustee is responsible for reinvesting those funds in short-term investments. All collections on the pledged mortgage securities and the reinvestment income earned thereon are available for the payment of principal and interest on CMO borrowings. Pledged mortgage securities are primarily private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged. The Company has retained $478,000 of credit risk held in the form of subordinated bonds associated with $238 million of Pledged CMO Collateral outstanding at December 31, 2001. The weighted average effective interest rate for total Pledged CMO Collateral was 7.24% and 7.28% during 2001 and 2000, respectively. CMO investments currently consist of reserve funds retained by the

Company in connection with two 1993 mortgage loan sales. These reserve funds are available to pay special hazard (e.g. earthquake or mudslide-related losses) or certain bankruptcy costs associated with $96 million of loans outstanding as of December 31, 2001 from the related securitizations. The components of CMO collateral and investments were as follows (in thousands):

                                               DECEMBER 31
                                       -------------------------
                                          2001           2000
                                       ----------     ----------
  Pledged CMO Collateral:
    Pledged mortgage securities        $2,231,324     $3,088,579
    Short-term investments                     30            491
    Accrued interest receivable            13,329         18,675
                                       ----------     ----------
                                        2,244,683      3,107,745
    Unamortized premium                    14,860         16,322
                                       ----------     ----------
                                        2,259,543      3,124,067
  CMO investments                           2,762          2,811
                                       ----------     ----------
                                       $2,262,305     $3,126,878
                                       ==========     ==========


               NOTE 6 -- BORROWINGS UNDER REPURCHASE ARRANGEMENTS

     Borrowings made under uncommitted repurchase arrangements with investment banking firms pursuant to which the Company pledges mortgage securities as collateral generally have maturities of less than 31 days. Repurchase arrangements with CMBS pledged as collateral generally have longer initial maturities and may feature renewal options. The terms and conditions of these arrangements are negotiated on a transaction-by-transaction basis. Repurchase arrangements and related weighted average interest rates for the dates indicated, classified by type of collateral and maturities, were as follows (dollars in thousands):

                                                         DECEMBER 31, 2001           DECEMBER 31, 2000
                                                      -----------------------     ----------------------
                                                       BORROWINGS    AVERAGE       BORROWINGS    AVERAGE
                                                      OUTSTANDING     RATE        OUTSTANDING      RATE
                                                      -----------    --------     -----------    -------
    Agency Securities (less than 31 days)             $ 2,999,860        1.88%    $ 4,616,784       6.58%
    Agency Securities (31 to 90 days)                          --          --         218,104       6.55
    Non-agency Securities (less than 31 days)              55,602        2.05           6,947       6.90
    CMBS (less than 1 year)                               151,606        2.23          49,145       7.25
    CMBS (over 1 year)                                         --          --          13,652       7.25
                                                      -----------                 -----------
                                                      $ 3,207,068        1.90     $ 4,904,632       6.59
                                                      ===========                 ===========


     The weighted average effective interest rate on borrowings under repurchase arrangements was 4.18% and 6.31% during 2001 and 2000, respectively. Interest paid on borrowings totaled $180.7 million, $301.1 million and $221.4 million during 2001, 2000 and 1999, respectively.

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

                                                     DECEMBER 31
                                            -----------------------------
                                                2001            2000
                                            -------------   -------------
    CMOs                                    $   2,228,091   $   3,087,167
    Accrued interest payable                       12,253          17,768
                                            -------------   -------------
       Total obligation                         2,240,344       3,104,935
    Unamortized premium (discount)                  4,671          (1,061)
                                            -------------   -------------
                                            $   2,245,015   $   3,103,874
                                            =============   =============

    Range of average interest rates         2.29% to 9.45%  4.95% to 9.45%
    Range of stated maturities               2008 to 2030    2008 to 2030
    Number of series                                   19              26

     The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption, generally at the Company's option, provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity. The weighted average effective interest rate for all CMOs was 7.27% and 7.35% during 2001 and 2000, respectively. Interest paid on CMOs totaled $194.5 million, $226.6 million and $260.2 million during 2001, 2000 and 1999, respectively.


                   NOTE 8 -- DISCLOSURES REGARDING FAIR VALUES
                            OF FINANCIAL INSTRUMENTS

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

                                                       DECEMBER 31, 2001             DECEMBER 31, 2000
                                                   -------------------------     -------------------------
                                                    CARRYING        FAIR          CARRYING        FAIR
                                                     AMOUNT         VALUE          AMOUNT         VALUE
                                                   ----------     ----------     ----------     ----------
ASSETS:
   Cash and cash equivalents                       $  123,520     $  123,520     $   21,761     $   21,761
   Receivables                                         49,283         49,283         61,587         61,587
   Call right Derivatives                                 709            709             --             --
   Mortgage securities and other investments        3,455,219      3,455,592      5,394,459      5,394,459
   CMO collateral and investments                   2,262,305      2,250,433      3,126,878      3,084,153
LIABILITIES:
   Payables                                            38,614         38,614         31,112         31,112
   Borrowings under repurchase arrangements         3,207,068      3,207,068      4,904,632      4,904,632
   CMOs                                             2,245,015      2,241,772      3,103,874      3,074,271



     Fair value disclosures for available-for-sale debt securities were as follows (in thousands):

                                                       GROSS          GROSS
                                        COST         UNREALIZED     UNREALIZED       FAIR
                                        BASIS          GAINS          LOSSES         VALUE
                                      ----------     ----------     ----------     ----------
AS OF DECEMBER 31, 2001
Agency Securities:
   Fixed-rate                         $    2,596     $      241     $       --     $    2,837
   Medium-term                            40,410          1,134             --         41,544
   ARMs                                3,114,405         46,680            206      3,160,879
                                      ----------     ----------     ----------     ----------
                                       3,157,411         48,055            206      3,205,260
Non-agency Securities                     72,458          1,426             --         73,884
CMBS - adjustable-rate                   171,691            285             --        171,976
CMO collateral and investments            44,644          1,491             38         46,097
                                      ----------     ----------     ----------     ----------
                                      $3,446,204     $   51,257     $      244     $3,497,217
                                      ==========     ==========     ==========     ==========

AS OF DECEMBER 31, 2000
Agency Securities:
   Fixed-rate                         $    3,427     $      219     $       --     $    3,646
   Medium-term                           581,597          5,176          1,017        585,756
   ARMs                                4,621,245         20,165          7,971      4,633,439
                                      ----------     ----------     ----------     ----------
                                       5,206,269         25,560          8,988      5,222,841
Non-agency Securities                     94,538          1,852             --         96,390
CMBS - adjustable-rate                    74,232            996             --         75,228
CMO collateral and investments            74,648            196            171         74,673
                                      ----------     ----------     ----------     ----------
                                      $5,449,687     $   28,604     $    9,159     $5,469,132
                                      ==========     ==========     ==========     ==========

     Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Non-agency Securities. Fair value disclosures for debt securities held-to-maturity were as follows (in thousands):


                                                       GROSS          GROSS
                                        COST         UNREALIZED     UNREALIZED       FAIR
                                        BASIS          GAINS          LOSSES         VALUE
                                      ----------     ----------     ----------     ----------
AS OF DECEMBER 31, 2001
Released CMO collateral:
  Agency Securities                   $    3,144     $      285     $       --     $    3,429
  Non-agency Securities                      955             88             --          1,043
Pledged CMO Collateral                 2,216,208          1,455         10,084      2,207,579
                                      ----------     ----------     ----------     ----------
                                      $2,220,307     $    1,828     $   10,084     $2,212,051
                                      ==========     ==========     ==========     ==========

AS OF DECEMBER 31, 2000
Pledged CMO Collateral                $3,052,205     $    1,204     $   14,326     $3,039,083
                                      ==========     ==========     ==========     ==========



     Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15% of its original issuance amounts. Dispositions of debt securities were as follows (in thousands):

                                                                  YEAR ENDED DECEMBER 31
                                                       -----------------------------------------------
                                                          2001             2000              1999
                                                       ------------     ------------      ------------
Sale of securities held available-for-sale:
   Amortized cost                                      $    474,441     $  1,389,947      $      7,573
   Gain                                                       6,210               --             1,761
   Loss                                                          --          (70,989)               --
Sale of released CMO collateral held-to-maturity:
   Amortized cost                                            94,157           84,547                --
   Gain                                                       1,746              816                --


                             NOTE 9 -- INCOME TAXES

     Capstead and its qualified REIT subsidiaries ("Capstead REIT") file a separate federal income tax return that does not include the operations of the Company's non-REIT subsidiaries. Provided all taxable income of Capstead REIT is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income, if any, of the non-REIT subsidiaries is fully taxable. In connection with utilizing operating loss carryforwards at the non-REIT subsidiaries, alternative minimum taxes of $2,000 were paid during 2000. No income taxes were paid during 2001 or 1999.

     Effective tax rates differed substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                                        YEAR ENDED DECEMBER 31
                                                             -----------------------------------------------
                                                                2001             2000              1999
                                                             ------------     ------------      ------------
Income taxes computed at the federal statutory rate          $     37,197     $    (18,020)     $     20,268
   Capital gain generated by Capstead REIT                           (970)            (262)           (3,298)
   Capital loss generated by Capstead REIT                            609           25,041                --
   Benefit of REIT status                                         (39,163)          (6,820)          (16,973)
                                                             ------------     ------------      ------------
Income taxes computed on income of non-REIT subsidiaries           (2,327)             (61)               (3)
   Change in unrecognized deferred income tax asset                 2,570             (235)              839
   Other                                                             (243)             298              (836)
                                                             ------------     ------------      ------------
                                                             $         --     $          2      $         --
                                                             ============     ============      ============


     At December 31, 2001 Capstead REIT had capital loss carryforwards for tax purposes of $330 million, of which $260 million expires after 2003, and $70 million expires after 2005. At December 31, 2001 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of $6.6 million ($3.1 million expires after 2012 and $3.5 million expires after 2019) and capital loss carryforwards of $4.6 million, which expire after 2006. In addition, the non-REIT subsidiaries have sufficient alternative minimum tax credit carryforwards to offset the payment of federal income taxes on $5.0 million of future alternative minimum taxable income, if any, earned by these subsidiaries. Significant components of the non-REIT subsidiaries deferred income tax assets and liabilities were as follows (in thousands):

                                                                    DECEMBER 31
                                                            --------------------------
                                                               2001            2000
                                                            ----------      ----------
                   Deferred income tax assets:
                      Alternative minimum tax credit        $    1,751      $    1,753
                      Capital loss carryforwards                 1,606              --
                      Net operating loss carryforwards             994           1,149
                      Other                                      1,259             668
                                                            ----------      ----------
                                                                 5,610           3,570

                   Deferred income tax liabilities                 (14)           (544)
                                                            ----------      ----------
                   Net deferred tax assets                  $    5,596      $    3,026
                                                            ==========      ==========

                   Valuation allowance                      $    5,596      $    3,026
                                                            ==========      ==========



               NOTE 10 -- STOCKHOLDERS' EQUITY AND PREFERRED STOCK
                              SUBJECT TO REPURCHASE

     As of December 31, 2001, the Company had two series of convertible preferred stock outstanding, ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company's option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares.

     Capstead's preferred shares are each entitled to cumulative fixed dividends with conversion rates and redemption and liquidation preferences as indicated below:

                                             PER SHARE
                           ------------------------------------------------
               PREFERRED   ANNUALIZED  CONVERSION  REDEMPTION  LIQUIDATION
                SERIES      DIVIDEND      RATE       PRICE     PREFERENCE
               ---------   ----------  ----------  ----------  -----------
                                           *
                    A        $1.60       0.9657      $16.40      $16.40
                    B         1.26       0.3559       12.50       11.38

         * Reflects number of common shares to be received for each preferred share converted effective July 2, 2001 (see NOTE 2). During 2001, 100,600 Series A shares and 2,473 Series B shares were converted into 80,763 and 550 common shares, respectively.

     On December 9, 1999 Capstead issued 5,378,000 of Series C preferred shares and 5,378,000 of Series D preferred shares to Fortress that were converted on May 4, 2001 and on December 28, 2000, respectively, into an aggregate of 2,689,000 common shares. In addition, during 2000 Fortress acquired an aggregate of 1,960,359 Capstead common shares through open market purchases and a May 2000 tender offer, bringing its holdings to 4,649,359 common shares. In November 2001, Fortress sold one million of these shares in an underwritten offering. As of December 31, 2001, Fortress was Capstead's largest stockholder, owning 3,649,359 common shares, or 26% of the Company's outstanding common shares (see
NOTE 13).

     In February 1999, the Board of Directors authorized the repurchase of up to
1.5 million common shares and up to 2 million Series B shares. Pursuant to this repurchase program, the Company repurchased 188,475 and 901,875 common shares during 2000 and 1999, respectively, at an average price of $15.53 and $19.67 per share. Also pursuant to this program, the Company repurchased 826,900 and 622,000 Series B shares during 2000 and 1999, respectively, at an average price of $9.61 and $11.57 per share. No shares were repurchased during 2001 pursuant to this repurchase program. On January 25, 2000 the Company repurchased 2,784,250 common shares at a price of $18.54 per share pursuant to a tender offer. On March 22, 2001 the Company repurchased 275,845 common shares at a price of $26.50 per share pursuant to a tender offer. All of the above per share prices include transaction costs. All repurchased shares have been cancelled.

     Option exercises by directors resulted in net additions to capital of $419,000, $37,000 and $-0- during 2001, 2000 and 1999, respectively. Option exercises by officers resulted in net additions to capital of $747,000 during 2001. No options were exercised by officers in 2000 or 1999.

     Capstead's Charter provides that if the Board determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common and/or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common and/or preferred shares to any person whose acquisition would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any capital shares of Capstead necessary to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

     The following provides information regarding comprehensive income (loss) (in thousands):

                                                                   YEAR ENDED DECEMBER 31
                                                        ------------------------------------------------
                                                           2001               2000              1999
                                                        ------------      ------------      ------------
Net income (loss)                                       $    106,276      $    (51,486)     $     57,909
                                                        ------------      ------------      ------------
Other comprehensive income (loss):
   Unrealized gain on cash flow hedges:
     Initial gain upon adoption of SFAS 133                    1,365                --                --
     Change in unrealized gain during period                    (354)               --                --
     Reclassification adjustment for amounts
       included in net income                                    (70)               --                --
   Unrealized gain (loss) on debt securities:
     Change in unrealized gain (loss) during period           37,778            22,656           (93,831)
     Reclassification adjustment for amounts
       included in net income (loss)                          (6,210)           90,077             1,761
                                                        ------------      ------------      ------------
         Other comprehensive income (loss)                    32,509           112,733           (92,070)
                                                        ------------      ------------      ------------
Comprehensive income (loss)                             $    138,785      $     61,247      $    (34,161)
                                                        ============      ============      ============


                 NOTE 11 -- EMPLOYEE AND DIRECTOR BENEFIT PLANS

     The Company sponsors stock plans for directors and employees to provide for the issuance of nonvested stock, stock options and other incentive-based stock awards (collectively, the "Plans"). The Plans provide for the issuance of up to an aggregate of 1,878,125 common shares.

     Nonvested stock grants for 53,577 common shares were issued to employees other than the chairman on April 20, 2000 (grant date fair value $14.25 per share). These grants are subject to certain restrictions, including continuous employment, which generally lapse over five years. Costs associated with nonvested stock grants (measured by the fair value of the common shares on the date of grant multiplied by the number of shares granted) are recognized as compensation expense over the vesting period.

     Stock options granted have terms and vesting requirements at the grant date of up to 10 years. Certain outstanding stock options previously granted to directors provide for the annual granting of dividend equivalent rights ("DERs") that permit the optionholder to obtain additional common shares based upon formulas set forth in the Plans. The following tables provide information regarding option grants outstanding as of December 31, 2001 and stock option activity for the periods indicated:

                                                                           RANGE OF
                                                               -------------------------------
                                     OPTIONS       OPTIONS         EXERCISE        REMAINING
        ORIGINAL GRANT DATE        OUTSTANDING   EXERCISABLE        PRICES        LIFE (YEARS)
     ----------------------------  -----------   -----------   ----------------   ------------
                                                                     *                *
     After December 1998             117,938          28,589   $ 8.26 to $20.99      3 to 10
     January 1998 and prior          213,369         213,369   $30.28 to $53.37      1 to 6
                                    --------     -----------
                                     331,307         241,958
                                    ========     ===========

* Weighted average exercise prices and weighted average lives of these significant option grants were $10.20 and 8 years, and $43.21 and 5 years, respectively.

                                                                   NUMBER OF  WEIGHTED AVERAGE
                                                                    SHARES     EXERCISE PRICE
                                                                   ---------  ----------------
    As of January 1, 1999 (987,186 exercisable)                      987,186       $71.48
       Canceled                                                     (615,613)       71.24
       Granted (average fair value:  $2.78 per share)                  2,813        16.50
                                                                   ---------
    As of December 31, 1999 (374,386 exercisable)                    374,386        71.42
       Canceled                                                     (248,518)       70.80
       Exercised                                                      (2,295)       16.30
       Granted (average fair value:  $1.92 per share)                116,671        14.30
       DERs granted (average fair value:  $16.76 per share)            1,307           --
                                                                   ---------
    As of December 31, 2000 (162,486 exercisable)                    241,551        44.62
       Canceled *                                                   (189,941)       52.94
       Exercised                                                     (76,337)       15.33
       Granted in connection with recapitalization *                 321,971        31.23
       Ordinary grants (average fair value:  $1.87 per share)         34,063        21.05
                                                                   ---------
    As of December 31, 2001 (241,958 exercisable)                    331,307        31.46
                                                                   =========

* In connection with the payment of the special common dividend on June 29, 2001, all existing options were canceled and replaced with new option grants. Each canceled grant was replaced with a new grant for an increased number of shares at a reduced exercise price that retained the same vesting and expiration characteristics as the canceled grants such that the optionholder's economic position remained unchanged subsequent to the recapitalization. The new grants are accounted for as non-compensatory because they were issued in connection with this recapitalization of the Company.


     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock awards. Accordingly, no compensation expense has been recognized for stock awards other than for DERs and nonvested stock grants. Related compensation costs totaled $136,000 and $108,000 in 2001 and 2000, respectively. There were no related compensation costs during 1999. The effect of determining compensation cost for stock options granted since the beginning of 1995, based upon the estimated fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," would have been $0.03 per share or less on diluted net income (loss) per common share for each of the last 3 years. This was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 10% to 15%, volatility factors of 30% to 53%, expected life assumptions of 1 to 5 years and risk-free rates of between 4.4% and 6.3%. This effect may not be representative of the pro forma effect on future operating results.

     The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and may make additional contributions of up to another 3% of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $47,000, $161,000 and $113,000 in 2001, 2000 and
1999, respectively.

                    NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     During 1998, twenty-four purported class action lawsuits were filed against the Company and certain of its officers alleging, among other things, that the defendants violated federal securities laws by publicly issuing false and misleading statements and omitting disclosure of material adverse information regarding the Company's business. In March 1999, these actions were consolidated and in July 2000, the court appointed a lead plaintiff group. An amended complaint was filed in October 2000. The amended complaint claims that as a result of alleged improper actions, the market prices of the Company's equity securities were artificially inflated during the period between April 17, 1997 and June 26, 1998. The amended complaint seeks monetary damages in an undetermined amount. In February 2001 the Company responded to this amended complaint with a motion to dismiss all allegations against the Company and the named officers. In April 2001 the plaintiffs responded to the Company's motion to dismiss and the Company filed its reply to the plaintiffs' response in May 2001. The Company believes it has meritorious defenses to the claims and intends to vigorously defend the actions. Based on available information, management believes the resolution of these suits will not have a material adverse effect on the financial position of the Company.


                      NOTE 13 -- TRANSACTIONS WITH FORTRESS

     The Company entered into a management contract with Fortress with an effective date of April 20, 2000, pursuant to which Fortress provides the services of Wesley R. Edens as Capstead's Chairman of the Board and Chief Executive Officer and of other individuals as necessary to perform support services for Mr. Edens. This contract renews annually on December 31 unless terminated by Fortress or by majority vote of the members of the Board of Directors that are independent of Fortress. Mr. Edens is also the chairman of the board of Fortress.

     Under the terms of this contract, Fortress is entitled to receive a base annual fee of $375,000 and a cash management incentive fee (see NOTE 2). In addition, Fortress may be awarded long-term noncash incentive compensation, which may be in the form of stock options or grants. Included in Other operating expense is $375,000 and $260,417 of base fees paid to Fortress for services rendered during 2001 and from April 20, 2000 through December 31, 2000, respectively. Included in Management and affiliate incentive fee is $8,133,150 and $130,208 of cash management incentive fees payable to Fortress for these periods, respectively. No long-term noncash compensation has been awarded.

     Under a separate arrangement, which terminated in early 2001, the Company provided accounting and cash management services to Fortress for one of its affiliates. Included in Other revenue is $33,000 and $160,000 Capstead received pursuant to this arrangement for services rendered in 2001 and 2000, respectively.

               NOTE 14 -- NET INTEREST INCOME ANALYSIS (UNAUDITED)

     The following summarizes interest income and interest expense and weighted average interest rates (dollars in thousands):

                                          2001                2000               1999
                                   ------------------  ------------------  ------------------
                                             AVERAGE             AVERAGE             AVERAGE
                                            EFFECTIVE           EFFECTIVE           EFFECTIVE
                                    AMOUNT    RATE      AMOUNT    RATE      AMOUNT    RATE
                                   -------- ---------  -------- ---------  -------- ---------
Interest income:
   Mortgage securities and other
     investments                   $274,480   6.52%    $349,533   6.68%    $293,841    5.87%
   CMO collateral and investments   198,216   7.24      237,052   7.28      269,318    7.16
                                   --------            --------            --------
       Total interest income        472,696             586,585             563,159
                                   --------            --------            --------
Interest expense:
   Borrowings under repurchase
     arrangements                   164,422   4.18      303,126   6.31      232,852    5.16
   CMOs                             197,905   7.27      237,479   7.35      270,081    7.24
                                   --------            --------            --------
       Total interest expense       362,327             540,605             502,933
                                   --------            --------            --------
                                   $110,369            $ 45,980            $ 60,226
                                   ========            ========            ========


     Changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):


                                                      RATE           VOLUME          TOTAL
                                                   ----------      ----------      ----------
                                                       *               *                *
2001/2000
Interest income:
   Mortgage securities and other investments       $   (7,746)     $  (67,307)     $  (75,053)
   CMO collateral and investments                      (1,167)        (37,669)        (38,836)
                                                   ----------      ----------      ----------
     Total interest income                             (8,913)       (104,976)       (113,889)
                                                   ----------      ----------      ----------
Interest expense:
   Borrowings under repurchase arrangements           (89,930)        (48,774)       (138,704)
   CMOs                                                (2,528)        (37,046)        (39,574)
                                                   ----------      ----------      ----------
     Total interest expense                           (92,458)        (85,820)       (178,278)
                                                   ----------      ----------      ----------
                                                   $   83,545      $  (19,156)     $   64,389
                                                   ==========      ==========      ==========

2000/1999
Interest income:
   Mortgage securities and other investments       $   41,680      $   14,012      $   55,692
   CMO collateral and investments                       4,225         (36,491)        (32,266)
                                                   ----------      ----------      ----------
     Total interest income                             45,905         (22,479)         23,426
                                                   ----------      ----------      ----------
Interest expense:
   Borrowings under repurchase arrangements            54,327          15,947          70,274
   CMOs                                                 3,828         (36,430)        (32,602)
                                                   ----------      ----------      ----------
     Total interest expense                            58,155         (20,483)         37,672
                                                   ----------      ----------      ----------
                                                   $  (12,250)     $   (1,996)     $  (14,246)
                                                   ==========      ==========      ==========

     * The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                    NOTE 15 -- QUARTERLY RESULTS (UNAUDITED)

     Summarized quarterly results of operations were as follows (in thousands, except percentages and per share amounts).

                                                        1ST QUARTER     2ND QUARTER      3RD QUARTER      4TH QUARTER
                                                        -----------     -----------      -----------      -----------
YEAR ENDED DECEMBER 31, 2001
Interest income                                         $   143,327     $   126,465      $   108,193      $    94,711
Interest and related expenses                               121,105          98,287           81,414           62,511
                                                        -----------     -----------      -----------      -----------
Net margin on mortgage assets and other investments          22,222          28,178           26,779           32,200
Other revenue (expense)                                       2,427            (409)          (1,703)          (3,418)
                                                        -----------     -----------      -----------      -----------
                                                        $    24,649     $    27,769      $    25,076      $    28,782
                                                        ===========     ===========      ===========      ===========

Net income per common share:
   Basic                                                $      1.49     $      1.77      $      1.45      $      1.71
   Diluted                                                     1.39            1.63             1.27             1.45


                                                        1ST QUARTER     2ND QUARTER      3RD QUARTER      4TH QUARTER
                                                        -----------     -----------      -----------      -----------
YEAR ENDED DECEMBER 31, 2000
Interest income                                         $   142,829      $   146,797      $   145,980     $   150,979
Interest and related expenses                               130,214          136,771          136,317         138,848
                                                        -----------      -----------      -----------     -----------
Net margin on mortgage assets and other investments          12,615           10,026            9,663          12,131
Other revenue (expense)                                        (945)         (94,278)             104            (802)
                                                        -----------      -----------      -----------     -----------
                                                        $    11,670      $   (84,252)     $     9,767     $    11,329
                                                        ===========      ===========      ===========     ===========
Net income per common share:
   Basic                                                $      0.44      $     (7.97)     $      0.30     $      0.48
   Diluted                                                     0.44            (7.97)            0.30            0.43



             NOTE 16 -- MARKET AND DIVIDEND INFORMATION (UNAUDITED)

     The New York Stock Exchange trading symbol for Capstead's common shares is CMO. There were 2,825 common stockholders of record at December 31, 2001. In addition, depository companies held common shares for 20,706 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

                          YEAR ENDED DECEMBER 31, 2001     YEAR ENDED DECEMBER 31, 2000
                          ----------------------------     ----------------------------
                             SALES PRICES                     SALES PRICES
                          -----------------  DIVIDENDS     -----------------  DIVIDENDS
                            HIGH      LOW    DECLARED        HIGH      LOW    DECLARED
                          --------  -------  ---------     --------  -------  ---------
     First quarter         $26.90   $ 21.50    $0.98        $18.25   $ 14.50    $0.44
     Second quarter         36.40     26.20     1.56         17.75     12.00     0.32
     Third quarter          28.49     19.01     1.50         19.38     15.75     0.24
     Fourth quarter         29.50     23.50     1.50         24.00     17.88     0.42

                             SELECTED FINANCIAL DATA

                    (In thousands, except per share amounts)



                                                                                YEAR ENDED DECEMBER 31
                                                    -------------------------------------------------------------------------------
                                                       2001             2000             1999             1998             1997
                                                    -----------      -----------      -----------      -----------      -----------
   SELECTED CONSOLIDATED STATEMENT
      OF OPERATIONS DATA:
      Interest income                               $   472,696      $   586,585      $   563,159      $   667,198      $   694,259
      Interest and related expense                      363,317          542,150          504,947          659,575          616,287
                                                    -----------      -----------      -----------      -----------      -----------
      Net margin on mortgage assets and other
        investments                                     109,379           44,435           58,212            7,623           77,972
      Net margin on mortgage banking
        operations (a)                                       --               --               --           11,821           59,422
      Other revenue (expense) (b)                        (3,103)         (95,921)            (303)        (254,208)          22,532
                                                    -----------      -----------      -----------      -----------      -----------
      Net income (loss)                             $   106,276      $   (51,486)     $    57,909      $  (234,764)     $   159,926
                                                    ===========      ===========      ===========      ===========      ===========
      Net income (loss) per common share: (c)
        Basic                                       $      6.43      $     (6.59)     $      2.42      $    (16.87)           10.49
        Diluted                                            5.68            (6.59)            2.42           (16.87)            9.40
      Cash dividends paid per share: (c)
        Common - regular                                   5.54             1.42             2.40             4.00             9.60
        Common - special (d)                              14.60               --               --               --               --
        $1.60 Series A Preferred                           1.60             1.60             1.60             1.60             1.60
        $1.26 Series B Preferred                           1.26             1.26             1.26             1.26             1.26
        $0.56 Series C Preferred (e)                         --             0.56             0.03               --               --
        $0.40 Series D Preferred (e)                         --             0.30             0.02               --               --
      Average number of common shares
        outstanding: (c)
        Basic                                            13,351           11,487           14,587           15,237           12,814
        Diluted                                          16,956           11,487           14,762           15,237           17,006
   SELECTED CONSOLIDATED BALANCE SHEET DATA:
      Mortgage securities and other investments     $ 3,455,219      $ 5,394,459      $ 5,408,714      $ 2,369,602      $ 6,114,130
      CMO collateral and investments                  2,262,305        3,126,878        3,318,886        4,571,274        5,195,436
      Mortgage servicing rights (a)                          --               --               --               --          669,062
      Total assets                                    5,895,425        8,610,497        8,807,039        7,100,287       12,357,515
      Borrowings under repurchase arrangements        3,207,068        4,904,632        4,872,392        1,839,868        7,099,706
      Collateralized mortgage obligations             2,245,015        3,103,874        3,289,584        4,521,324        4,309,455
      Preferred stock subject to repurchase (e)              --           25,210           50,584               --               --
      Stockholders' equity                              404,728          545,669          563,806          680,201          888,608


NOTE: See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" for discussion of changes to the Company's operations that are expected to impact future operating results.

(a) The mortgage banking operations, including related mortgage servicing rights, were sold in December 1998.

(b) Results in 2000 include losses on the sale of mortgage assets incurred with the modification of the Company's investment strategy to focus on adjustable-rate mortgage assets. Results in 1998 include losses from the sale of mortgage assets, principally interest-only mortgage securities.

(c) Amounts have been adjusted for two 1-for-2 reverse common stock splits effective July 2, 2001 and May 8, 2000, respectively.

(d) On June 29, 2001 the Company paid a $14.60 special common dividend aggregating $201 million that was recorded as a reduction of Paid-in-capital.

(e) The Series C and D preferred shares were converted into common shares on May 4, 2001 and December 28, 2000, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                               FINANCIAL CONDITION

OVERVIEW

     Capstead Mortgage Corporation ("Capstead" or the "Company") operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments currently include, but are not limited to, adjustable-rate single-family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). The Company has also made limited investments in credit-sensitive, commercial mortgage assets and has made changes in its capital structure designed to enhance its capability to generate attractive returns to common stockholders. As existing investments prepay or mature, Capstead has the opportunity to reinvest a portion of its equity capital into investments that can produce attractive returns over the long term, with less sensitivity to changes in interest rates than Agency Securities. To this end, the Company continues to actively evaluate suitable real estate-related investments, which may include more credit-sensitive assets that can earn attractive returns due largely to a higher risk of default and reduced liquidity compared to Agency Securities. There can be no assurance that suitable investments at attractive pricing will be available on a timely basis to replace portfolio runoff as it occurs (see "Effects of Interest Rate Changes" and "Risks Associated with Credit-Sensitive Investments").

CHANGES IN CAPITAL STRUCTURE

     Between December 1998 and March 2001, Capstead repurchased nearly 29% of its common shares at prices below prevailing book value. Net of conversions of preferred shares, these repurchases reduced common equity by over $32 million. On June 29, 2001 Capstead further reduced common equity by returning over $201 million to its common stockholders in the form of a special dividend distribution of $14.60 per common share. This special dividend distribution reduced common book value per share by nearly 50% and, together with the earlier share repurchases, created a capital structure capable of generating attractive returns to common stockholders by significantly reducing common equity capital relative to total equity capital. Of course, while the new capital structure can produce higher percentage returns on common equity under favorable conditions than before the capital reductions, declines in earnings or book value can also have a more pronounced impact on these returns.

     In conjunction with the special dividend, on June 15, 2001 stockholders approved a 1-for-2 reverse common stock split. The common shares began trading on a post-reverse split basis on July 2, 2001, which coincided with the first day the common shares traded ex-special dividend. All references to common shares and per common share amounts have been adjusted to reflect the reverse split.

     The Company's book value per common share was $14.59 at December 31, 2001 (calculated assuming the redemption of the Series A and B preferred shares). Adding back the $14.60 special dividend, this represents an improvement in book value of $2.97 per common share during 2001, from $26.22 at December 31, 2000. This increase is largely attributable to the positive impact on the market value of the mortgage investment portfolio from lower prevailing interest rates, offset by portfolio runoff. Book value also benefited during 2001 from $8.0 million of undistributed gain on mortgage asset sales and, to a lesser extent, a March tender for 275,845 common shares at a price of $26.50 per share (including transaction costs). The market value of Capstead's mortgage assets will continue to fluctuate with changes in interest rates and market liquidity, and such changes will generally be reflected in book value per common share. Book value will also be affected by other factors, including the level of dividend distributions and the size and composition of the Company's investment portfolios.

     On May 4, 2001 Fortress Investment Group LLC ("Fortress"), Capstead's largest stockholder, converted the Series C preferred shares it acquired through its affiliate in December 1999 into 1,344,500 common shares. In November 2001 Fortress reduced its control of Capstead's voting shares from 34% to 26% through the sale of one million Capstead common shares in an underwritten offering. Wesley R. Edens, Capstead's Chairman of the Board and Chief Executive Officer, is also chairman of the board of Fortress.

MORTGAGE SECURITIES AND OTHER INVESTMENTS

     As of December 31, 2001, mortgage securities and other investments consisted primarily of high quality single-family residential mortgage-backed securities, most of which are adjustable-rate mortgage ("ARM") Agency Securities (see "NOTE 4" to the accompanying consolidated financial statements for further discussion of how the Company classifies its mortgage securities and other investments). Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities consist of (i) private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers and (ii) other AAA-rated private mortgage securities (together, "Non-agency Securities"). Commercial mortgage-backed securitizations ("CMBS") generally have senior, mezzanine and subordinate classes of bonds with the lower classes providing credit enhancement to the more senior classes. CMBS held by the Company at December 31, 2001 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors (see "Risks Associated With Credit-Sensitive Investments"). Mortgage securities are financed under repurchase arrangements with investment banking firms pursuant to which the portfolios are pledged as collateral. Should the Company acquire other investments that are not mortgage-backed securities, financing arrangements with other parties, such as commercial banks, may be employed (see "Liquidity and Capital Resources").

     The Company's mortgage investment portfolio declined during 2001 to less than $3.5 billion from $5.4 billion at December 31, 2000 as a result of portfolio runoff and the first quarter sale of $451 million of medium-term securities. Additions to the portfolio during 2001 have been limited to $102 million of ARM securities and $101 million of adjustable-rate CMBS. To the extent proceeds of runoff or asset sales are not reinvested or cannot be reinvested at a rate of return at least equal to the rate previously earned on that capital, earnings may decline. The Company continues to evaluate suitable real estate-related investments, which may include credit-sensitive assets that can earn attractive returns due largely to a higher risk of default and reduced liquidity compared to Agency Securities. Capstead believes that such investments, when combined with the prudent use of leverage, can provide attractive returns over the long term with less sensitivity to changes in interest rates. The future size and composition of Capstead's investment portfolios will depend on market conditions, including levels of mortgage prepayments and the availability of suitable investments on a timely basis at attractive pricing (see "Effects of Interest Rate Changes").

     The following yield and cost analysis illustrates fourth quarter 2001 results by investment classification and anticipated first quarter 2002 financing spreads (the difference between yields earned on mortgage investments and rates paid on related borrowings) as first projected by the Company on January 30, 2002 (the date the Company released its fourth quarter 2001 results and based on interest rates in effect at that date) (dollars in thousands):


                           4TH QUARTER 2001 AVERAGE        AS OF DECEMBER 31, 2001
                        -------------------------------    -----------------------    PROJECTED    LIFETIME
                                      ACTUAL     ACTUAL     PREMIUMS                 1ST QUARTER  PREPAYMENT
                          BASIS     YIELD/COST   RUNOFF    (DISCOUNTS)      BASIS    YIELD/COST   ASSUMPTIONS
                        ----------  ----------   ------    -----------   ---------   -----------  -----------
                            (a)        (a)        (a)                        (a)         (b)          (b)
Agency Securities:
  FNMA/FHLMC:
     Fixed-rate         $   10,446     8.85%       22%       $    34     $     5,740    9.54%         25%
     Medium-term            64,900     6.00        33           (149)         40,410    6.19          30
     ARMs:
       LIBOR/CMT         1,640,018     5.96        33         25,286       1,569,153    5.52          40
       COFI                168,951     5.71        23         (4,839)        162,241    5.76          18
  GNMA ARMs              1,478,502     5.77        38         14,460       1,383,011    5.58          26
                        ----------                           -------     -----------
                         3,362,817     5.87        35         34,792       3,160,555    5.57          33

Non-agency Securities       78,463     6.74        37            373          73,413    6.27          35

CMBS - adjustable-rate      91,051     4.67         1           (380)        171,691    3.91          --
                        ----------                           -------     -----------
                         3,532,331     5.86        34        $34,785       3,405,659    5.50          31
                                                             =======

Borrowings               3,315,265     2.31                                3,207,068    1.84
                        ----------                                       -----------

Capital employed/
  financing spread      $  217,066     3.55                              $   198,591    3.66
                        ==========                                       ===========

Return on assets (c)                   3.64                                             3.83

(a) Basis represents the Company's investment before unrealized gains and losses. Actual asset yields, runoff rates, borrowing rates and resulting financing spread are presented on an annualized basis.

(b) Projected annualized yields reflect ARM coupon resets and lifetime prepayment assumptions as adjusted for expected annualized prepayments over the next three months, as of January 30, 2002 (the date the Company released its fourth quarter 2001 results and based on interest rates in effect at that date). Actual yields realized in future periods will largely depend upon (i) changes in portfolio composition, (ii) ARM coupon resets, (iii) actual prepayments and (iv) any changes in lifetime prepayment assumptions.

(c) The Company uses its liquidity to pay down borrowings. Return on assets is calculated on an annualized basis assuming the use of this liquidity to reduce borrowing costs (see "Utilization of Capital and Liquidity").

     Yields on ARM securities peaked during the first quarter of 2001 and then began declining, reflecting the trend of declining interest rates that has been evident since the Federal Reserve began lowering short-term interest rates in January 2001. Yields on ARM securities fluctuate as coupon interest rates on the underlying mortgage loans reset to reflect current interest rates and are expected to continue to decline in 2002. For example, if interest rates stabilize at rates in effect January 30, 2002, average quarterly yields on the Company's current holdings of mortgage investments could decline a total of 134 basis points by the fourth quarter of 2002 from yields achieved the fourth quarter of 2001. Actual yields will depend on fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments (see "Effects of Interest Rate Changes").

     Mortgage prepayment rates were relatively high during 2001 as many homeowners took advantage of the lower interest rate environment to refinance their mortgage loans. A substantial portion of the mortgage loans underlying the Company's ARM securities have interest rates that have already reset to levels at or below most current mortgage rates, reducing or eliminating the advantage for these homeowners to refinance. Prepayments began to moderate the second half of 2001 and may slow further in 2002 as the remaining loans reset to lower levels. Annualized prepayment rates on Ginnie Mae ARM securities averaged 38.1% during the fourth quarter of 2001, compared to a 40.3% annualized rate during the third quarter of 2001 and the 18.4% level experienced during the fourth quarter of 2000. Annualized prepayment rates on Fannie Mae and Freddie Mac ARM securities averaged 32.8% during the fourth quarter of 2001 compared to 38.6% during the prior quarter and 23.5% for the same period of 2000. While lower prepayment levels improve mortgage investment yields by allowing related purchase premiums to be recognized in operating results over a longer period, higher prepayment levels shorten the period over which premiums are amortized thus reducing investment yields. More importantly, high prepayment levels can lead to lower portfolio balances as discussed above.

     Actions taken by the Federal Reserve during 2001 to aggressively reduce short-term interest rates resulted in significantly lower interest rates on the Company's borrowings. The Federal Reserve reduced the Federal Funds Rate by a total of 475 basis points during 2001, which contributed to a 426 basis point decline in the Company's average borrowing rates from the fourth quarter of 2000 to 2.31% during the fourth quarter 2001. The Company's average borrowing rates are expected to decline another 47 basis points during the first quarter of 2002 as the full effect of fourth quarter 2001 interest rate reductions are realized. Any further changes in borrowing rates will depend primarily on future actions by the Federal Reserve to change short-term interest rates, market expectations of future changes in short-term interest rates and the extent of changes in financial market liquidity.

CMO COLLATERAL AND INVESTMENTS

     Since exiting the residential mortgage loan conduit business in 1995, Capstead has maintained finance subsidiaries with capacity to issue CMOs and other securitizations backed by single-family residential mortgage loans. From time to time the Company purchases mortgage loans from originators or conduits, places these loans into private mortgage pass-through securities and issues CMOs or other securities backed by these securities. The Company may or may not retain a significant residual economic interest in these securitizations. Most of the Company's securitizations have been afforded financing accounting treatment with the related collateral recorded as pledged CMO collateral and the outstanding bonds recorded as CMO liabilities (referred to as "financed CMOs"). Other securitizations issued by the Company in 1993 and prior were treated as sales transactions (referred to as "sold CMOs"). During 2001, the Company did not issue any CMOs. From time to time, the Company exercises its right to redeem previously issued CMOs (referred to as "clean-up calls") and either sell or hold the released collateral for investment. During 2001, the Company exercised clean-up calls related to seven financed and three sold CMOs acquiring $122 million of fixed-rate and $15 million of adjustable-rate securities released from the related indentures. The Company sold $117 million of the fixed-rate securities for a gain of $2.1 million.

     Credit risk associated with CMO collateral is borne by AAA-rated private mortgage insurers or by subordinated bonds usually sold to investors. As of December 31, 2001, the Company had $478,000 of credit risk held in the form of subordinated bonds retained by the Company associated with $238 million of outstanding pledged CMO collateral. In connection with two 1993 sold CMOs, Capstead retained $2.8 million of reserve funds that are available to pay special hazard costs (e.g. earthquake or mudslide-related losses) or certain bankruptcy costs associated with $96 million of loans outstanding as of December 31, 2001. Other than clean-up call rights, the Company does not hold any other interests in sold CMOs.

     CMO collateral and investments, net of related bonds, was $17.3 million at December 31, 2001, down from $23.0 million at year-end 2000. Included in this net investment are $10.2 million of the remaining CMO collateral premiums and bond discounts. Similar to premiums on the Company's mortgage investments, CMO collateral premiums and bond discounts are amortized to income as CMO collateral yield or bond expense adjustments based on both actual prepayments and lifetime prepayment assumptions (see "Effects of Interest Rate Changes").

UTILIZATION OF CAPITAL AND POTENTIAL LIQUIDITY

     The Company's utilization of capital and potential liquidity as of December 31, 2001 were as follows (in thousands):

                                                                            CAPITAL       POTENTIAL
                                             ASSETS       BORROWINGS        EMPLOYED      LIQUIDITY
                                           ----------     ----------       ----------     ----------
                                                                                               *
Mortgage Investments:
   Agency Securities                       $3,208,404     $2,999,860       $  208,544     $  114,847
   Non-agency Securities                       74,839         55,602           19,237         18,837
   CMBS                                       171,976        151,606           20,370          1,990
                                           ----------     ----------       ----------     ----------
                                            3,455,219      3,207,068          248,151        135,674
CMO collateral and investments              2,262,305      2,245,015           17,290             --
                                           ----------     ----------       ----------     ----------
                                           $5,717,524     $5,452,083          265,441        135,674
                                           ==========     ==========
Other assets, net of other liabilities                                        139,287        123,520**
                                                                           ----------     ----------
                                                                           $  404,728     $  259,194
                                                                           ==========     ==========

   * Based on maximum borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of December 31, 2001 (see "Liquidity and Capital Resources").

   **    Represents cash and cash equivalents.

     The Company generally finances its mortgage investments with investment banking firms under repurchase arrangements (see "Liquidity and Capital Resources"). CMO collateral and investments are generally pledged to secure CMO bonds. Liquidity is affected by, among other things, changes in market value of assets pledged under borrowing arrangements, principal prepayments and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of financial leverage will be dependent upon many factors, including the size and composition of the Company's investment portfolios (see "Liquidity and Capital Resources" and "Effects of Interest Rate Changes").

TAX CONSIDERATIONS OF COMMON DIVIDENDS, INCLUDING THE SPECIAL COMMON DIVIDEND

     Each common dividend distribution applicable to the 2001 tax year (including the special common dividend) consists of 28.9% ordinary taxable income and 71.1% return of capital. This has been determined based on the ratio of Capstead's taxable income for the year, less preferred dividend distributions, to total common share distributions made for the year, applied to each common dividend distribution, including the $14.60 special common dividend paid in June, and the $1.50 fourth quarter regular dividend paid January 18, 2002. Common stockholders receiving all four regular quarterly dividends for 2001, as well as the special common dividend, received taxable income per common share of $5.82 and return of capital per common share of $14.32. Common stockholders should reduce the tax cost basis of their shares by the amount of return of capital distributions received in 2001 and in prior years, if applicable. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of common dividends received. The following table provides the tax characteristics of Capstead's common dividend distributions for the last five years:

                                COMMON                             RETURN
                               DIVIDEND       CAPITAL   ORDINARY     OF
                TAX YEAR     DISTRIBUTIONS     GAIN      INCOME    CAPITAL
               ----------    -------------    -------   --------   -------
                                                 *         *          *
                  2001          $20.14           --%      28.9%      71.1%
                  2000            1.42           --       70.4       29.6
                  1999            2.40           --      100.0         --
                  1998            4.00           --       92.0        8.0
                  1997            9.60          8.8       83.7        7.5

         * The indicated characterization percentage is applicable to each quarterly or special common dividend received with respect to a given tax year.

                              RESULTS OF OPERATIONS

     Comparative net operating results (interest income or fee revenue, net of related interest expense and, in the case of CMO administration, related direct and indirect operating expense) by source were as follows (in thousands, except per share amounts):

                                                            YEAR ENDED DECEMBER 31
                                                 ------------------------------------------
                                                    2001            2000            1999
                                                 ----------      ----------      ----------
     Agency Securities                           $  102,181      $   36,626      $   52,514
     Non-agency Securities                            5,458           6,900           8,043
     CMBS                                             2,106           2,350              37
     CMO collateral and investments                    (366)         (1,441)         (2,382)
                                                 ----------      ----------      ----------
        Net margin on mortgage assets               109,379          44,435          58,212
     Other revenue (expense):
        Gain (loss) on sale of mortgage assets        7,956         (70,173)          1,738
        Impairment on mortgage assets                    --         (19,088)             --
        Severance charges                                --          (3,607)             --
        CMO administration and other                  3,705           3,484           4,083
        Management and affiliate incentive fee       (9,422)           (389)           (295)
        Other operating expense                      (5,342)         (6,148)         (5,829)
                                                 ----------      ----------      ----------
     Net income (loss)                           $  106,276      $  (51,486)     $   57,909
                                                 ==========      ==========      ==========

     Net income (loss) per share:
        Basic                                    $     6.43      $    (6.59)     $     2.42
        Diluted                                        5.68           (6.59)           2.42
        Operating *                                    5.55            1.46            2.30

       *      Operating income per common share is calculated excluding gain
              (loss) on sale of mortgage assets, impairment and severance charges incurred in June 2000 and the dilutive effects of the Series B preferred shares. See NOTE 2 to the accompanying financial statements for discussion regarding the impact on the calculation of diluted net income per share of adjustments to preferred share conversion rates resulting from the June 29, 2001 special common dividend payment.

2001 COMPARED TO 2000

     The earning capacity of Capstead's mortgage asset portfolios is largely dependent on the overall size and composition of the portfolios, the relationship between short- and long-term interest rates (the "yield curve") and the extent the Company continues to invest its liquidity in these portfolios. Net margins on mortgage assets and financing spreads benefited from actions taken by the Federal Reserve during 2001 to aggressively lower short-term interest rates, which resulted in lower interest rates on the Company's borrowings. Yields on ARM securities steadily increased during 2000 and peaked in early 2001 before beginning to reset lower. Yields also benefited from the sale or designation for sale of nearly all of the Company's fixed-rate and medium-term securities during 2000 and the acquisition of over $2.3 billion of ARM Agency Securities with the proceeds from these sales.

     Financing spreads are expected to peak during the first quarter of 2002 before beginning to decline as yields on ARM securities continue to reset lower. In addition, lower interest rates have spurred higher levels of mortgage prepayments, reducing the overall size of the Company's mortgage investment portfolios. See "Financial Condition - Mortgage Securities and Other Investments" for further discussion of the effects on ARM yields and borrowing rates of actions taken by the Federal Reserve to lower short-term interest rates and the Company's goals regarding redeploying capital made available by portfolio runoff.

     Agency Securities contributed more to operating results during 2001 than in 2000 because of improvements in financing spreads as discussed above, despite a smaller average outstanding portfolio in 2001. Yields for this portfolio averaged 6.49% during the year, compared to 6.59% in 2000, while average borrowing rates were 4.18% compared to 6.30% in 2000. Average yields peaked during the first quarter of 2001 at 7.02% then declined to 5.87% by the fourth quarter. The Agency Securities portfolio averaged $4.0 billion in size during 2001, compared to $5.0 billion in 2000.

     Non-agency Securities contributed less to operating results during 2001 primarily as a result of a lower average outstanding portfolio. This portfolio averaged $87 million in size during 2001 compared to $152 million in 2000. Average yields for this portfolio (calculated including mortgage insurance costs) were 7.58% during 2001, compared to 7.98% in 2000.

     The CMBS portfolio contribution to operating results was relatively stable year to year reflecting the benefit of pairing investments with borrowings that have nearly matching interest rate adjustment features. These investments yielded 6.46% during 2001 while borrowing rates averaged 4.47% producing a financing spread of 1.99%. This compares with yields of 9.07% and borrowing rates of 6.94% for a spread of 2.13% during 2000. An additional $101 million of adjustable-rate CMBS was acquired in December 2001 bringing this portfolio to $172 million at year-end.

     CMO collateral and investments results continue to diminish as the related CMO securitizations continue to runoff or are redeemed pursuant to clean-up calls (see "Financial Condition - CMO Collateral and Investments"). Without the issuance of CMOs in which the Company retains residual interests, or the acquisition of other CMO investments, this portfolio is not expected to provide a positive return on capital employed in future periods.

     Gain on sale of mortgage assets reflects sales of $117 million of fixed-rate released CMO collateral and the sale of $451 million of medium-term Agency Securities.

     CMO administration revenue was lower in 2001 primarily because a declining portfolio of CMOs for which Capstead provides administrative services. Other revenue benefited from investing excess liquidity in short-term investments to take advantage of positive spreads between interest rates on overnight investments and short-term borrowing rates. The management and affiliate incentive fee for 2001 reflects the Company's performance against predetermined benchmarks established by members of the Board of Directors that are independent of Fortress (see "NOTE 2" to the accompanying consolidated financial statements). Other operating expenses were less in 2001 reflecting fewer employees and lower administrative and systems-related costs.

2000 COMPARED TO 1999

     Lower overall net margins on mortgage assets and financing spreads in 2000 compared to 1999 reflected higher borrowing rates primarily because of actions taken by the Federal Reserve to increase short-term interest rates by a total of 175 basis points between June 1999 and May 2000. As a result, borrowing rates averaged 115 basis points higher in 2000 compared to 1999 which were only partially offset by the benefits of improving yields on ARM securities, the restructuring of the Company's mortgage investment portfolio and relatively low mortgage asset prepayment levels.

     Agency Securities contributed less to operating results during 2000 than in 1999 because of the higher borrowing costs, despite higher average yields. Yields for this portfolio averaged 6.59% during 2000, compared to 5.81% in 1999, while borrowing rates averaged 6.30% compared to 5.16% in 1999. Yields benefited from the sale of relatively low-coupon fixed-rate and medium-term securities, and higher yields on newly acquired ARM securities and securities written down in connection with the portfolio restructuring. In addition, yields benefited as interest rates on mortgage loans underlying ARM securities reset higher (reflecting higher interest rates resulting from the Federal Reserve rate increases discussed above) and prepayment rates remained at relatively low levels. The Agency Securities portfolio averaged $5.0 billion in size during 2000, compared to $4.9 billion in 1999.

     Non-agency Securities contributed less to operating results during 2000 despite a higher average outstanding portfolio because of higher borrowing costs. The portfolio averaged $152 million in size during 2000 compared to $120 million in 1999. Average borrowings during 2000 were $80 million, while in 1999 the portfolio was funded almost entirely with equity. Yields for this portfolio (calculated including mortgage insurance costs) averaged 7.98% during 2000, compared to 8.06% in 1999.

     Capstead made its first acquisitions of CMBS in December 1999 and made only modest additions to this portfolio in early 2000. These investments yielded 9.07% during the year while borrowing rates averaged 6.94% for a financing spread of 2.13%.

     CMO collateral and investments results benefited from lower prepayment rates during 2000 than in 1999 allowing remaining collateral premiums and bond discounts to be amortized to earnings over a longer period. In addition, results for the prior year included the write-off of bond discounts related to 1999 redemptions of CMO bonds.

     In April 2000, the Company realized losses of $70.9 million and recorded impairment charges of $19.1 million for the sale, or designation for sale, of most of its fixed-rate and medium-term securities. In addition, the Company incurred severance charges of $3.6 million, related primarily to the resignation of its former chief executive officer.

     CMO administration results and other revenue were lower in 2000 primarily because a declining portfolio of CMOs for which the Company provides administrative services. Other operating expenses were fairly stable year to year.

                         LIQUIDITY AND CAPITAL RESOURCES

     Capstead's primary sources of funds include borrowings under repurchase arrangements, monthly principal and interest payments on mortgage securities and other investments, excess cash flows on CMO collateral and investments, and proceeds from sales of mortgage assets (see "Financial Condition - Utilization of Capital and Potential Liquidity"). The Company currently believes that these funds are sufficient for the acquisition of real estate-related investments, repayments on borrowings and the payment of cash dividends as required for Capstead's continued qualification as a REIT. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

     Borrowings under repurchase arrangements secured by Agency Securities and Non-agency Securities generally have maturities of less than 31 days. These borrowings totaled approximately $3.1 billion at December 31, 2001. Capstead has uncommitted repurchase facilities with investment banking firms to finance these investments, subject to certain conditions. Interest rates on these borrowings are generally based on overnight to 30-day London Interbank Offered Rate ("LIBOR") rates and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries (see "Effects of Interest Rate Changes").

     Borrowings secured by purchases of adjustable-rate commercial mortgage assets more closely match the interest rate adjustment features of these investments such that the Company anticipates it can earn more consistent financing spreads and, as a result, experience less interest rate volatility than experienced with the Company's other mortgage investments. These borrowings, which generally have longer initial maturities than borrowings secured by Agency Securities and may feature renewal options, totaled approximately $152 million at December 31, 2001. Should Capstead make significant additional investments in credit-sensitive real estate-related assets, it is anticipated that it will attempt to lessen interest rate volatility in a similar fashion or through the use of derivative financial instruments ("Derivatives") such as interest rate swaps (see "Effects of Interest Rate Changes" and "Risks Associated With Credit-Sensitive Investments").

     CMO borrowings totaled approximately $2.2 billion at December 31, 2001 and are secured by CMO collateral pledged to the related indentures. As such, recourse is limited to this collateral and therefore has a limited impact on Capstead's liquidity and capital resources. The maturity of each CMO series is affected by mortgage prepayments and clean-up calls.

     Borrowings from sources such as commercial banks may be used to finance other real estate-related investments the Company may make in 2002. The terms and conditions of such borrowings will be negotiated on a transaction-by-transaction basis and can be expected to be similar to the terms and conditions on the Company's borrowings secured by commercial mortgage assets.

                        EFFECTS OF INTEREST RATE CHANGES

INTEREST RATE SENSITIVITY ON OPERATING RESULTS

     The Company performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All mortgage assets and Derivatives held, if any, are included in this analysis. The sensitivity of Other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. The model incorporates management assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for purposes of amortizing purchase premiums and CMO bond discounts. These assumptions are developed through a combination of historical analysis and future expected pricing behavior. This analysis illustrates that at December 31, 2001, Capstead's earnings were less sensitive to changes in interest rates than as of the previous year-end. This is primarily the result of runoff of the Company's investment portfolios experienced during 2001. As of December 31, 2001, Capstead had the following estimated earnings sensitivity profile (dollars in thousands):

                                           10-YEAR
                                 30-DAY      U.S.
                                  LIBOR    TREASURY
                                  RATE       RATE                 IMMEDIATE CHANGE IN:*
                                 ------    --------   ---------------------------------------------
30-day LIBOR rate                                     Down 1.00%   Down 1.00%     Flat      Up 1.00%
10-year U.S. Treasury rate                            Down 1.00%      Flat      Up 1.00%    Up 1.00%
Projected 12-month
   earnings change:**
   December 31, 2001               1.87%       5.05%   $12,380      $18,023      $3,196     $(14,771)
   December 31, 2000               6.56        5.12     18,344       23,447       4,145      (22,665)

* Sensitivity of earnings to changes in interest rates is determined relative to the actual rates at the applicable date.

** Note that the projected 12-month earnings change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.

     Income simulation modeling is the primary tool used to assess the direction and magnitude of changes in net margins on mortgage assets resulting from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, changes in market conditions, and management's financial capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

GENERAL DISCUSSION OF EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates may affect the Company's earnings in various ways. Earnings currently depend, in part, on the difference between the interest received on mortgage investments, and the interest paid on related borrowings, which are generally based on 30-day LIBOR. The resulting spread may be reduced or even turn negative in a rising short-term interest rate environment. Because the mortgage investment portfolio consists primarily of ARM securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on the underlying ARM loans, which reset periodically based on underlying indices (generally 1-year CMT rates). Since only a portion of the ARM loans underlying the Company's securities reset each month, and the terms of an ARM loan generally limit the amount of such increases during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying loans contributing to lower or even negative financing spreads. At other times, as seen in 2001, and as is currently anticipated in 2002, declines in these indices during periods of relatively low short-term interest rates will negatively effect yields on ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, earnings could be adversely affected. The Company may invest in Derivatives from time to time as a hedge against rising interest rates on a portion of its short-term borrowings. At December 31, 2001 the Company did not own any Derivatives as a hedge against rising short-term interest rates.

     Another effect of changes in interest rates is that as long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage investments generally increases. As seen in 2001, and to some extent is expected in 2002, prolonged periods of high prepayments can significantly reduce the expected life of mortgage investments; therefore, the actual yields realized can be lower due to faster amortization of premiums. Further, to the extent the proceeds of prepayments on mortgage investments are not reinvested or cannot be reinvested at a rate of interest at least equal to the rate previously earned on that capital, earnings may be adversely affected. There can be no assurance that suitable investments at attractive pricing will be available on a timely basis to replace runoff as it occurs or that the current composition of investments (consisting primarily of ARM Agency Securities) will be maintained.

     A change in interest rates also impacts earnings recognized from CMO collateral and investments, which currently consist primarily of fixed-rate CMO residuals (see "Financial Condition"). As seen in 2001, and to some extent is expected in 2002, during periods of relatively low mortgage interest rates, prepayments on the underlying mortgage loans generally will be higher, accelerating the amortization of collateral premiums and bond discounts. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO residual because of an increase in time over which the Company receives positive net cash flows and can amortize remaining collateral premiums and bond discounts.

     Capstead periodically sells mortgage assets, which may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as values of mortgage assets fluctuate with changes in interest rates. At other times, such as in 2000, asset sales may become prudent to shift the Company's investment focus. During periods of rising interest rates or contracting market liquidity, mortgage asset values can decline leading to increased margin calls, reducing the Company's liquidity. A margin call means that a lender requires a borrower to pledge additional collateral to re-establish the agreed-upon ratio of the value of the collateral to the amount of the borrowing. If the Company is unable or unwilling to pledge additional collateral, lenders can liquidate the collateral under adverse market conditions, likely resulting in losses.

               RISKS ASSOCIATED WITH CREDIT-SENSITIVE INVESTMENTS

Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss than residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets. Commercial property values and related net operating income are often subject to volatility, and net operating income may be sufficient or insufficient to cover debt service on the related mortgage loan at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

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

     Credit-sensitive residential mortgage assets differ from commercial mortgage assets in several important ways yet can still carry substantial credit risk. Residential mortgage securities typically are secured by smaller loans to more obligors than CMBS, thus spreading the risk of mortgagor default. However, most of the mortgages supporting residential securities are made to homeowners that do not qualify for Agency loan programs for reasons including loan size, financial condition, or work or credit history that may be indicative of higher risk of default than loans qualifying for such programs. As with commercial mortgages, in instances of default the Company may incur losses if proceeds from sales of the underlying residential collateral are less than the unpaid principal balances of the residential mortgage loans and related foreclosure costs. However, with residential mortgages this risk may be mitigated by various forms of credit enhancements including, but not limited to, primary mortgage insurance.

     Through the process of securitizing both commercial and residential mortgages, credit risk can be heightened or minimized. Senior classes in multi-class securitizations generally have first priority over cash flows from a pool of mortgages and, as a result, carry the least risk, highest investment ratings and the lowest yields. Typically, a securitization will also have mezzanine classes and subordinated classes. Mezzanine classes will generally have lower credit ratings, higher yields and may have average lives that are longer than the senior classes. Subordinate classes are junior in the right to receive cash flow from the underlying mortgages, thus providing credit enhancement to the senior and mezzanine classes. As a result, subordinated securities will have even lower credit ratings and higher yields because of the elevated risk of credit loss inherent in these securities.

     The availability of capital from external sources to finance investments in credit-sensitive commercial and residential mortgage assets may be diminished during periods of mortgage finance market illiquidity, such as was experienced in 1998. Additionally, if market conditions deteriorate resulting in substantial declines in value of these assets, sufficient capital may not be available to support the continued ownership of such investments, requiring these assets to be sold at a loss.

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