Form 10-K, Exhibit 13
period 2002-12-31
CAPSTEAD MORTGAGE CORP
filed 2003-03-07
CIK 766701

                                                                      EXHIBIT 13



                          CAPSTEAD MORTGAGE CORPORATION

                                 PORTIONS OF THE

                          ANNUAL REPORT TO STOCKHOLDERS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                          CAPSTEAD MORTGAGE CORPORATION



                         REPORT OF INDEPENDENT AUDITORS




Stockholders and Board of Directors
Capstead Mortgage Corporation

     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and preferred stock subject to repurchase, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ ERNST & YOUNG LLP




Dallas, Texas
January 31, 2003

                          CAPSTEAD MORTGAGE CORPORATION



                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    (In thousands, except per share amounts)

                                                                    YEAR ENDED DECEMBER 31
                                                          -----------------------------------------
                                                             2002           2001            2000
-------------------------------------------------------   -----------    -----------    -----------
INTEREST INCOME:
   Mortgage securities and similar investments            $   150,302    $   274,480    $   349,533
   CMO collateral and investments                             114,353        198,216        237,052
                                                          -----------    -----------    -----------
       Total interest income                                  264,655        472,696        586,585
                                                          -----------    -----------    -----------

INTEREST AND RELATED EXPENSE:
   Repurchase arrangements and similar borrowings              48,329        164,422        303,126
   CMO borrowings                                             116,069        197,905        237,479
   Mortgage insurance and other                                   596            990          1,545
                                                          -----------    -----------    -----------
       Total interest and related expense                     164,994        363,317        542,150
                                                          -----------    -----------    -----------

         Net margin on financial assets                        99,661        109,379         44,435
                                                          -----------    -----------    -----------

REAL ESTATE LEASE INCOME (affiliated)                           8,170             --             --
                                                          -----------    -----------    -----------

REAL ESTATE-RELATED EXPENSE:
   Interest                                                     4,750             --             --
   Depreciation                                                 2,543             --             --
                                                          -----------    -----------    -----------
     Total real estate-related expense                          7,293             --             --
                                                          -----------    -----------    -----------
       Net margin on real estate held for lease                   877             --             --
                                                          -----------    -----------    -----------

OTHER REVENUE (EXPENSE):
   Gain (loss) on asset sales                                   4,725          7,956        (70,173)
   Impairment on financial assets                                  --             --        (19,088)
   Severance costs                                                 --             --         (3,607)
   CMO administration and other revenue                         2,429          3,705          3,484
   Management and affiliate incentive fee                      (5,986)        (9,422)          (389)
   Other operating expense                                     (5,583)        (5,342)        (6,148)
                                                          -----------    -----------    -----------
       Total other revenue (expense)                           (4,415)        (3,103)       (95,921)
                                                          -----------    -----------    -----------

NET INCOME (LOSS)                                         $    96,123    $   106,276    $   (51,486)
                                                          ===========    ===========    ===========

Net income (loss)                                         $    96,123    $   106,276    $   (51,486)
Less preferred share dividends                                (20,362)       (20,446)       (24,260)
                                                          -----------    -----------    -----------

Net income (loss) available to common stockholders        $    75,761    $    85,830    $   (75,746)
                                                          ===========    ===========    ===========

Net income (loss) per common share:
   Basic                                                  $      5.47    $      6.43    $     (6.59)
   Diluted                                                       4.85           5.68          (6.59)




See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION


                           CONSOLIDATED BALANCE SHEETS

                    (In thousands, except per share amounts)

                                                                                                    DECEMBER 31
                                                                                        ----------------------------------
                                                                                             2002               2001
-------------------------------------------------------------------------------------   ---------------    ---------------
ASSETS
   Mortgage securities and similar investments
     ($2.1 billion pledged under repurchase arrangements)                               $     2,431,519    $     3,455,219
   CMO collateral and investments                                                             1,083,421          2,262,305
                                                                                        ---------------    ---------------
                                                                                              3,514,940          5,717,524
   Real estate held for lease, net of accumulated depreciation                                  137,122                 --
   Receivables and other assets                                                                  55,863             60,261
   Cash and cash equivalents                                                                     59,003            117,640
                                                                                        ---------------    ---------------

                                                                                        $     3,766,928    $     5,895,425
                                                                                        ===============    ===============

LIABILITIES
   Repurchase arrangements and similar borrowings                                       $     2,145,656    $     3,207,068
   Collateralized mortgage obligations                                                        1,074,779          2,245,015
   Borrowings secured by real estate                                                            120,400                 --
   Incentive fee payable to management and affiliate                                              5,986              9,422
   Common dividend payable                                                                      116,585             20,794
   Accounts payable and accrued expenses                                                          4,944              8,398
                                                                                        ---------------    ---------------
                                                                                              3,468,350          5,490,697
                                                                                        ---------------    ---------------

STOCKHOLDERS' EQUITY
   Preferred stock - $0.10 par value; 100,000 authorized $1.60 Cumulative
     Preferred Stock, Series A,
       219 and 273 shares issued and outstanding at
       December 31, 2002 and 2001, respectively
       ($3,587 aggregate liquidation preference)                                                  3,058              3,821
     $1.26 Cumulative Convertible Preferred Stock, Series B,
       15,820 and 15,842 shares issued and outstanding at
       December 31, 2002 and 2001, respectively
       ($180,026 aggregate liquidation preference)                                              176,708            176,961
   Common stock - $0.01 par value; 100,000 shares authorized;
     13,962 and 13,862 shares issued and outstanding at
     December 31, 2002 and 2001, respectively                                                       140                139
   Paid-in capital                                                                              458,919            559,571
   Accumulated deficit                                                                         (387,718)          (387,718)
   Accumulated other comprehensive income                                                        47,471             51,954
                                                                                        ---------------    ---------------
                                                                                                298,578            404,728
                                                                                        ---------------    ---------------

                                                                                        $     3,766,928    $     5,895,425
                                                                                        ===============    ===============


See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION



               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                      PREFERRED STOCK SUBJECT TO REPURCHASE

                    (In thousands, except per share amounts)

                                         PREFERRED                                                      ACCUMULATED
                                          STOCK                                                             OTHER        TOTAL
                                        SUBJECT TO    PREFERRED     COMMON       PAID-IN   ACCUMULATED  COMPREHENSIVE  STOCKHOLDERS'
                                        REPURCHASE      STOCK        STOCK       CAPITAL      DEFICIT    INCOME (LOSS)   EQUITY
--------------------------------------  ----------    ---------    ---------    ---------    ---------    ---------    -------------
BALANCE AT JANUARY 1, 2000               $  50,584    $ 191,476    $     142    $ 770,044    $(304,568)   $ (93,288)   $ 563,806
   Net loss                                     --           --           --           --      (51,486)          --      (51,486)
   Other comprehensive income                   --           --           --           --           --      112,733      112,733
   Cash dividends:
     Common ($1.42 per share)                   --           --           --           --      (16,568)          --      (16,568)
     Preferred                                  --           --           --           --      (25,546)          --      (25,546)
   Conversion of preferred stock           (25,210)          --           13       25,197           --           --       25,210
   Additions to capital                       (164)          --            1          144           --           --          145

   Capital stock repurchases                    --       (9,236)         (30)     (54,645)       1,286           --      (62,625)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE AT DECEMBER 31, 2000                25,210      182,240          126      740,740     (396,882)      19,445      545,669
   Net income                                   --           --           --           --      106,276           --      106,276
   Other comprehensive income                   --           --           --           --           --       32,509       32,509
   Cash dividends:
     Common - regular
       ($5.54 per share)                        --           --           --           --      (76,666)          --      (76,666)
     Common - special
       ($14.60 per share)                       --           --           --     (201,236)          --           --     (201,236)
     Preferred                                  --           --           --           --      (20,446)          --      (20,446)
   Conversion of preferred stock           (25,210)      (1,458)          14       26,654           --           --       25,210
   Additions to capital                         --           --            1          731           --           --          732

   Capital stock repurchases                    --           --           (2)      (7,318)          --           --       (7,320)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

BALANCE AT DECEMBER 31, 2001                    --      180,782          139      559,571     (387,718)      51,954      404,728
                                                                                                                       ---------
   Net income                                   --           --           --           --       96,123           --       96,123
   Other comprehensive loss:
     Change in unrealized gain on cash
       flow hedges, net                         --           --           --           --           --         (311)        (311)
     Change in unrealized gain on debt
       securities, net                          --           --           --           --           --       (4,172)      (4,172)
                                                                                                                       ---------
         Total comprehensive income                                                                                       91,640
   Cash dividends:
     Common - regular
       ($5.56 per share)                        --           --           --       (1,607)     (75,761)          --      (77,368)
     Common - special
       ($7.19 per share)                        --           --           --     (100,389)          --           --     (100,389)
     Preferred                                  --           --           --           --      (20,362)          --      (20,362)
   Conversion of preferred stock                --       (1,016)           1        1,015           --           --           --

   Additions to capital                         --           --           --          329           --           --          329
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

BALANCE AT DECEMBER 31, 2002             $      --    $ 179,766    $     140    $ 458,919    $(387,718)   $  47,471    $ 298,578
                                         =========    =========    =========    =========    =========    =========    =========



See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                                          YEAR ENDED DECEMBER 31
                                                                              -----------------------------------------------
                                                                                  2002             2001              2000
---------------------------------------------------------------------------   -------------    -------------    -------------
OPERATING ACTIVITIES:
   Net income (loss)                                                          $      96,123    $     106,276    $     (51,486)
   Noncash items:
     Amortization of discount and premium                                            22,936           31,263           17,486
     Depreciation and other amortization                                              4,081            1,223              986
     Impairment on financial assets                                                      --               --           19,088
     Recognition of rent abatement                                                   (3,223)              --               --
   (Gain) loss on asset sales                                                        (4,725)          (7,956)          70,173
   Change in incentive fee payable to management and affiliate                       (3,436)           9,422               --
   Net change in receivables, other assets, accounts payable and
     accrued expenses                                                                 1,714           (3,541)            (370)
                                                                              -------------    -------------    -------------
         Net cash provided by operating activities                                  113,470          136,687           55,877
                                                                              -------------    -------------    -------------
INVESTING ACTIVITIES:
   Purchases of mortgage securities and similar investments                        (184,176)        (226,557)      (2,366,925)
   Purchase of real estate                                                          (18,828)              --               --
   Purchases of CMO collateral and investments                                           --               --         (235,999)
   Principal collections on mortgage securities and similar
     investments                                                                  1,134,295        1,705,893          982,118
   Proceeds from asset sales                                                         97,003          576,554        1,404,321
   CMO collateral:
     Principal collections                                                        1,131,708          758,423          423,487
     Decrease in accrued interest receivable                                          7,028            5,808            2,972
                                                                              -------------    -------------    -------------
         Net cash provided by investing activities                                2,167,030        2,820,121          209,974
                                                                              -------------    -------------    -------------
FINANCING ACTIVITIES:
   Increase (decrease) in repurchase arrangements and similar
     borrowings                                                                  (1,061,412)      (1,697,564)          32,240
   Borrowings secured by real estate:
     Issuance of borrowings                                                         100,841               --               --
     Principal payments on borrowings                                              (101,278)              --               --
   CMO borrowings:
     Issuance of securities                                                              --               --          235,999
     Principal payments on securities                                            (1,168,682)        (862,311)        (430,705)
     Decrease in accrued interest payable                                            (6,468)          (5,515)          (2,245)
   Capital stock transactions                                                           189         (207,960)         (62,752)
   Dividends paid                                                                  (102,327)         (81,628)         (43,653)
                                                                              -------------    -------------    -------------
         Net cash used in financing activities                                   (2,339,137)      (2,854,978)        (271,116)
                                                                              -------------    -------------    -------------
Net change in cash and cash equivalents                                             (58,637)         101,830           (5,265)
Cash and cash equivalents at beginning of year                                      117,640           15,810           21,075
                                                                              -------------    -------------    -------------
Cash and cash equivalents at end of year                                      $      59,003    $     117,640    $      15,810
                                                                              =============    =============    =============


See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                December 31, 2002


                               NOTE 1 -- BUSINESS

Capstead Mortgage Corporation operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments currently include, but are not limited to, single-family residential adjustable-rate mortgage ("ARM") securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). Capstead has also made limited investments in credit-sensitive commercial real estate-related assets, including the direct ownership of real estate (see NOTE
6), intended to produce attractive returns due largely to a higher risk of default and reduced liquidity compared to Agency Securities. The Company continues to evaluate suitable real estate-related investments, which may include more credit-sensitive assets. Management believes that such investments, when combined with the prudent use of leverage, can provide attractive returns over the long term with less sensitivity to changes in interest rates.

     Capstead's investment portfolios declined during 2002 and 2001 primarily because of high levels of mortgage prepayments and a lack of suitable investment opportunities. Consequently, Capstead has returned a significant portion of its equity capital to its common stockholders the last two years. To the extent proceeds of runoff or asset sales are not reinvested, or cannot be reinvested, at a rate of return at least equal to the rate previously earned on that capital, earnings may decline. The future size and composition of Capstead's investment portfolios will depend on market conditions, including levels of mortgage prepayments and the availability on a timely basis of suitable investments at attractive pricing.

                          NOTE 2 -- ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Capstead Mortgage Corporation ("Capstead") and its subsidiaries, including special-purpose finance and real estate subsidiaries (collectively, the "Company"). Intercompany balances and transactions have been eliminated. Substantially all of the assets of the special-purpose finance subsidiaries are pledged to secure collateralized mortgage obligations ("CMOs") and are not available for the satisfaction of general claims of Capstead. Similarly, real estate held for lease is owned by special-purpose real estate subsidiaries and pledged to secure related borrowings and is not available for the satisfaction of general claims of Capstead. Capstead has no responsibility for CMOs or borrowings secured by real estate beyond the assets pledged as collateral.

                          CAPSTEAD MORTGAGE CORPORATION

USE OF ESTIMATES

     The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of premiums and discounts on mortgage assets and CMOs is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect profitability. Similarly, depreciation on real estate is based on estimates of the useful lives of buildings, equipment and fixtures, which could be affected by significant adverse events or changes in circumstances and potentially lead to impairment charges.

     Estimated fair values of debt securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, estimates of fair value as of the balance sheet dates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect Accumulated other comprehensive income in stockholders' equity and the calculation of the Management and affiliate incentive fee.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

FINANCIAL ASSETS

     Financial assets held in the form of asset-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase and periodically reevaluates such designation. Debt securities may be classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains (losses) reported as a separate component of Accumulated other comprehensive income in stockholders' equity.

     Financial assets held in the form of whole loans are carried at their unpaid principal balances, net of unamortized discount or premium. The Company may, from time to time, hold loans for sale. Such loans are carried at the lower of cost or market on an aggregate basis. Transfers from loans for sale to loans for investment are recorded at the lower of cost or market.

     Interest is recorded as income when earned. Any premium or discount is recognized as an adjustment to interest income by the interest method over the life of the related financial asset. Realized gains and losses are included in Other revenue (expense). The cost of financial assets sold is based on the specific identification method. Unrealized gains and losses are not amortized to income; however, if a decline in fair value of an individual financial asset below amortized cost basis occurs that is determined to be other than temporary, the difference between amortized cost and fair value is included in Other revenue (expense) as an impairment charge.

                          CAPSTEAD MORTGAGE CORPORATION


REAL ESTATE

     Land, buildings, equipment and fixtures are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets (40 years for buildings and five years for equipment and fixtures).

     Should a significant adverse event or change in circumstances occur, management will assess if the values of the Company's real estate properties have become impaired. A property is considered impaired only if estimated operating cash flows (undiscounted and without interest charges) of a property over its remaining useful life is less than its net carrying value. If impaired, the difference between a property's net carrying value and its fair value would be included in Other revenue (expense) as an impairment charge. No impairment charges have been taken as of December 31, 2002.

REAL ESTATE LEASE INCOME RECOGNITION

     Base rents are recognized on a straight-line basis over the term of the related leases. Base rent escalations, when present, are recognized when earned if dependent upon unknown factors such as future increases in the Consumer Price Index.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less when purchased.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company may from time to time acquire derivative financial instruments ("Derivatives") for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on financial assets or various other Derivatives available in the marketplace that are compatible with the Company's risk management objectives. The Company has made limited use of Derivatives during the three years ended December 31, 2002.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") established new accounting and reporting standards for Derivatives and hedging activities. This includes the recognition of all Derivatives, including certain Derivatives not previously afforded accounting recognition, as either assets or liabilities on the balance sheets and measurement of those instruments at fair value. The Company adopted this statement January 1, 2001 and recognized in Other comprehensive income (loss) as cash flow hedge instruments certain call rights on securitizations previously issued by the Company that were originally accounted for as sales. These call rights, which were subsequently all exercised, allowed Capstead to acquire a modest amount of adjustable-rate mortgage-backed securities at par value. The fair value of these call rights was based on the discounted fair value of the underlying loans in excess of par, less transaction costs. As such, changes in the value of the call rights were 100% correlated to changes in value of the underlying loans, excluding the effects of time value which was recorded in Other revenue (expense). Upon exercise, the underlying loans were recorded at par and the value of the related call right was reclassified as a loan premium and

                          CAPSTEAD MORTGAGE CORPORATION



is being amortized to Interest income as a yield adjustment. The related amount recorded in Other comprehensive income (loss) is also amortized to Interest income concurrently with the loan premium.

     Included in Receivables and other assets are interest rate caps acquired in connection with the assumption and subsequent refinancing of tax-exempt bonds secured by real estate held for lease (see NOTE 9). Changes in value of the caps are considered 100% correlated to changes in expected future cash flows of the variable-rate bonds, excluding the effects of time value. Accordingly, changes in time value are recorded in Other revenue (expense) and other changes in value are recorded in Other comprehensive income (loss).

BORROWINGS

     CMOs, borrowings under repurchase arrangements and other borrowings are carried at their unpaid principal balances, net of unamortized discounts and premiums. Discounts and premiums, as well as debt issue costs which are recorded in Receivables and other assets, are recognized as adjustments to Interest and related expense by the interest method over the expected term of the related borrowings.

INCOME TAXES

     Income taxes are accounted for using the liability method, and deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Capstead and its qualified REIT subsidiaries have elected to be taxed as a REIT. As a result of this election, the Company is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. It is Capstead's policy to distribute 100% of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead and its qualified REIT subsidiaries. Capstead may find it advantageous from time to time to elect non-REIT subsidiary status for certain of its qualified REIT subsidiaries. All taxable income of Capstead's non-REIT subsidiaries is subject to federal and state income taxes, where applicable.

MANAGEMENT AND AFFILIATE INCENTIVE FEE

     Members of management, employees and an affiliate of Fortress Investment Group LLC participate in an incentive compensation program established by the members of the Board of Directors that are independent of Fortress Investment Group LLC and its affiliates (together, referred to as "Fortress"). Fortress is the Company's controlling stockholder, and Wesley R. Edens, its chairman of the board, is also Capstead's Chairman of the Board and Chief Executive Officer (see
NOTE 15). Under the terms of the program, incentive fee amounts are determined based on a 10% participation in the "modified total return" of Capstead in excess of a 10% benchmark return, multiplied by the Company's beginning "modified common book value." Modified total return under the program is measured as the change in modified common book value per share during the year, together with common dividends per

                          CAPSTEAD MORTGAGE CORPORATION


share. For the three years in the period ended December 31, 2002, modified common book value was determined by deducting from total equity the recorded value of preferred equity and unrealized losses on assets classified as held-to-maturity, and adding back incentive fee accruals.

STOCK-BASED COMPENSATION

     As more fully described in NOTE 13, the Company accounts for stock-based awards for employees and directors under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB25"). Under APB25 compensation cost for stock-based awards for employees and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount to be paid to acquire the stock and is recognized in Other operating expense as the awards vest and restrictions lapse. The increase in total stock-based compensation expense if determined under the fair value-based methodology prescribed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS 123") would have been $84,000, $88,000 and $108,000 in 2002, 2001 and 2000, respectively, which would have had no effect on reported net income (loss) per common share in 2002 and a one cent per common share effect in 2001 and 2000.

NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
(loss), after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss), after deducting preferred share dividends for antidilutive convertible preferred shares, by the weighted average number of common shares and common share equivalents outstanding, giving effect to dilutive stock options and dilutive convertible preferred shares.

     For dilutive net income per share purposes, the Series A and B preferred shares are considered dilutive whenever annualized basic net income per share exceeds each Series' annualized dividend divided by the conversion rate applicable for that period. The Series A preferred shares were dilutive throughout 2002 and 2001. The Series B preferred shares became dilutive July 2, 2001 after a new conversion rate went into effect, even though few actual Series B conversions occurred because it was uneconomical to convert at the market prices of the common shares and Series B preferred shares in effect during these periods.

                          CAPSTEAD MORTGAGE CORPORATION


                   NOTE 3 -- CALCULATION OF NET INCOME (LOSS)
                                PER COMMON SHARE

     The components of the computation of basic and diluted net income (loss) per share were as follows (in thousands, except per share data):

                                                                                YEAR ENDED DECEMBER 31
                                                                    -----------------------------------------------
                                                                        2002             2001              2000
-----------------------------------------------------------------   -------------    -------------    -------------
NUMERATOR FOR BASIC NET INCOME (LOSS) PER COMMON SHARE:
   Net income (loss)                                                $      96,123    $     106,276    $     (51,486)
   Less preferred share dividends:
     Series A                                                                (408)            (485)            (598)
     Series B                                                             (19,954)         (19,961)         (20,322)
     Series B repurchase amount less than book value*                          --               --            1,286

     Series C and D                                                            --               --           (4,626)
                                                                    -------------    -------------    -------------
                                                                    $      75,761    $      85,830    $     (75,746)
                                                                    =============    =============    =============

DENOMINATOR FOR BASIC NET INCOME (LOSS) PER COMMON SHARE:
   Weighted average common shares outstanding                              13,858           13,351           11,487
                                                                    =============    =============    =============

BASIC NET INCOME (LOSS) PER COMMON SHARE                            $        5.47    $        6.43    $       (6.59)
                                                                    =============    =============    =============

NUMERATOR FOR DILUTED NET INCOME (LOSS) PER COMMON SHARE:
   Net income (loss)                                                $      96,123    $     106,276    $     (51,486)
   Less cash dividends paid on antidilutive convertible
     preferred shares:
     Series A                                                                  --               --             (598)
     Series B **                                                               --           (9,981)         (20,322)
     Series B repurchase amount less than book value*                          --               --            1,286
     Series C (converted into common shares May 4, 2001)                       --               --           (3,012)

     Series D (converted into common shares December 28, 2000)                 --               --           (1,614)
                                                                    -------------    -------------    -------------
                                                                    $      96,123    $      96,295    $     (75,746)
                                                                    =============    =============    =============

DENOMINATOR FOR DILUTED NET INCOME (LOSS) PER COMMON SHARE:
   Weighted average common shares outstanding                              13,858           13,351           11,487
   Net effect of dilutive stock options                                        57               84               --
   Net effect of dilutive convertible preferred shares:
     Series A                                                                 260              241               --
     Series B **                                                            5,652            2,827               --
     Series C and D                                                            --              453               --
                                                                    -------------    -------------    -------------
                                                                           19,827           16,956           11,487
                                                                    =============    =============    =============

DILUTED NET INCOME (LOSS) PER COMMON SHARE                          $        4.85    $        5.68    $       (6.59)
                                                                    =============    =============    =============

* Included as a component of the Series B preferred share dividends in the calculation of both basic and diluted net income (loss) per common share is the difference between repurchase amounts and the Series B preferred shares book value of $11.17 per share.

** Reflects the Series B preferred shares as antidilutive prior to a July 2, 2001 change in conversion rates.


              NOTE 4 -- MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

     The Company classifies its mortgage securities and similar investments by collateral type and interest rate characteristics. Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities consist of private mortgage pass-through securities backed primarily by single-family residential mortgage loans whereby the related

                          CAPSTEAD MORTGAGE CORPORATION


credit risk of the underlying loans is borne by AAA-rated private mortgage insurers ("Non-agency Securities"). Commercial mortgage securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower bond classes providing credit enhancement to the more senior classes. Commercial mortgage-backed securities ("CMBS") held by the Company as of December 31, 2002 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors. Commercial loans held by the Company as of December 31, 2002 consist of a loan to a joint venture that holds commercial real estate. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying loans. Mortgage securities and similar investments and the related weighted average interest rates were as follows (dollars in thousands):

                                                                                                     AVERAGE            AVERAGE
                                PRINCIPAL        PREMIUMS                          CARRYING          COUPON            EFFECTIVE
                                 BALANCE        (DISCOUNTS)         BASIS          AMOUNT (a)        RATE (b)           RATE (b)
                              --------------   --------------   --------------   --------------   --------------    --------------
DECEMBER 31, 2002
Agency Securities:
   Fannie Mae/Freddie Mac:
     Fixed-rate               $        3,628   $           21   $        3,649   $        3,788            10.00%             9.48%
     LIBOR/CMT ARMs                1,120,142           16,376        1,136,518        1,162,197             4.99              5.04
     COFI ARMs                       126,356           (3,655)         122,701          128,475             4.20              5.30
   Ginnie Mae ARMs                   881,911            9,767          891,678          904,470             5.36              5.25
                              --------------   --------------   --------------    -------------
                                   2,132,037           22,509        2,154,546        2,198,930             5.10              5.16
Non-agency Securities (c)             83,073              713           83,786           85,290             5.12              5.62
CMBS (c)                             107,989             (309)         107,680          107,762             3.04              3.96
Commercial loans (c)                  39,505               32           39,537           39,537             8.50              9.03
                              --------------   --------------   --------------    -------------
                              $    2,362,604   $       22,945   $    2,385,549   $    2,431,519             5.07              5.17
                              ==============   ==============   ==============    =============
DECEMBER 31, 2001
Agency Securities:
   Fannie Mae/Freddie Mac:
     Fixed-rate               $        5,706   $           34   $        5,740   $        5,981            10.00%             9.29%
     Medium-term                      40,559             (149)          40,410           41,544             6.19              6.44
     LIBOR/CMT ARMs                1,543,867           25,286        1,569,153        1,593,115             6.88              6.59
     COFI ARMs                       167,080           (4,839)         162,241          168,856             5.31              6.45
   Ginnie Mae ARMs                 1,368,551           14,460        1,383,011        1,398,908             6.37              6.40
                              --------------   --------------   --------------    -------------
                                   3,125,763           34,792        3,160,555        3,208,404             6.57              6.49
Non-agency securities (c)             73,040              373           73,413           74,839             6.94              7.58
CMBS (c)                             172,071             (380)         171,691          171,976             3.69              6.46
                              --------------   --------------   --------------    -------------
                              $    3,370,874   $       34,785   $    3,405,659   $    3,455,219             6.43              6.52
                              ==============   ==============   ==============    =============

(a) Includes unrealized gains and losses for securities classified as available-for-sale, if applicable (see NOTE 10).

(b) Average Coupon Rate is presented as of the indicated balance sheet date. Average Effective Rate is presented for the year then ended, calculated including the amortization of premiums and discounts, mortgage insurance costs on non-agency securities and excluding unrealized gains and losses.

(c) As of the indicated dates, these portfolios consisted nearly exclusively of adjustable-rate investments.

     Fixed-rate investments have fixed rates of interest and initial expected weighted average lives of greater than five years. Medium-term investments either (i) have fixed rates of interest and initial expected weighted average lives of five years or less, (ii) are secured by mortgage loans that have an initial fixed-rate period of three or five years after origination and then adjust annually based on a specified margin over the one-year Constant Maturity U.S. Treasury Note Rate ("One-year CMT"), or (iii) are secured by mortgage loans that have initial interest rates that adjust one time, approximately three or five years after origination,

                          CAPSTEAD MORTGAGE CORPORATION



based on a specified margin over Fannie Mae yields for 30-year, fixed-rate commitments at the time of adjustment. Adjustable-rate investments have interest rates that adjust at least annually to more current interest rates. For instance, mortgage loans underlying ARM securities either (i) adjust annually based on a specified margin over One-year CMT, (ii) adjust semiannually based on a specified margin over the six-month London Interbank Offered Rate ("LIBOR"), or (iii) adjust monthly based on a specific margin over an index such as LIBOR or the Cost of Funds Index as published by the Eleventh District Federal Reserve Bank ("COFI"). In addition, the terms of most ARM loans limit the amount of such adjustments during any single interest rate adjustment period and over the life of the loan. Adjustable-rate investments also include investments previously classified as medium-term that have begun adjusting annually based on a specified margin over One-year CMT. CMBS and commercial loans held as of December 31, 2002 adjust monthly based on a specified margin over 30-day LIBOR.

     In connection with modifying its investment strategy in April 2000, the Company sold $1.4 billion of fixed-rate and medium-term mortgage investments and designated for sale another $700 million of primarily medium-term securities, incurring charges of $70.9 million included in Gain (loss) on asset sales, and $19.1 million included in Impairment on financial assets. During 2001, $451 million of medium-term securities previously written down as impaired were sold for a gain of $5.9 million. Remaining securities written down in 2000 were carried at an unrealized gain of $5.8 million at December 31, 2002.

     In connection with the formation of private mortgage pass-through securities prior to 1995, the Company was required to establish reserve funds available to pay special hazard (e.g. earthquake or mudslide-related losses) or certain bankruptcy costs. The private mortgage pass-through securities were subsequently held as Non-agency Securities, pledged as CMO collateral or sold to third parties. As of December 31, 2002, included in Receivables and other assets as restricted cash are $4.9 million in special hazard reserve funds and $1.2 million of bankruptcy reserve funds associated with $75 million and $79 million of loans outstanding, respectively.

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

                                                          DECEMBER 31
                                                -------------------------------
                                                     2002             2001
---------------------------------------------   --------------   --------------
  Pledged CMO Collateral:
    Pledged mortgage securities                 $    1,066,734   $    2,231,354
    Accrued interest receivable                          6,325           13,329
                                                --------------   --------------
                                                     1,073,059        2,244,683
    Unamortized premium                                  8,571           14,860
                                                --------------   --------------
                                                     1,081,630        2,259,543

  CMO investments                                        1,791            2,762
                                                --------------   --------------
                                                $    1,083,421   $    2,262,305
                                                ==============   ==============

                          CAPSTEAD MORTGAGE CORPORATION


     Pledged mortgage securities are primarily private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged. The Company has retained $33,000 of credit risk held in the form of subordinated bonds associated with $76 million of Pledged CMO Collateral outstanding as of December 31, 2002. CMO investments currently consist of a subordinated bond retained by the Company in connection with a 1993 mortgage loan sale that is available to pay special hazard or certain bankruptcy costs associated with $33 million of loans outstanding as of December 31, 2002. The weighted average effective interest rate for Pledged CMO Collateral and investments was 6.88% and 7.24% during 2002 and 2001, respectively.

                      NOTE 6 -- REAL ESTATE HELD FOR LEASE

     On May 1, 2002 Capstead acquired six "independent" senior living facilities (wherein the operator of the facility provides the tenants little, if any, medical care) and one skilled nursing facility (collectively, the "Properties"). In October 2002, the skilled nursing facility was sold for cash proceeds of approximately $4.1 million, net of selling costs. No gain or loss was recognized on this transaction. After adjustment for the sale of the skilled nursing facility, the aggregate purchase price of the Properties was $139.7 million including approximately $3.1 million in closing costs and the assumption by Capstead of $19.7 million of related mortgage debt and $101.1 million of tax-exempt bond debt.

     The Properties were acquired pursuant to purchase agreements initially negotiated and executed by subsidiaries of Brookdale Living Communities, Inc. (collectively with its subsidiaries, "Brookdale") with an affiliate of Apartment Investment Management Company ("AIMCO") and subsequently assigned to Capstead. Concurrent with the acquisition, the Company entered into a long-term "net-lease" arrangement with Brookdale, under which Brookdale is responsible for the ongoing operation and management of the Properties. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress.

     The lease arrangement consists of a master lease covering all of the Properties and individual property-level leases (referred to collectively as the "Lease"). The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning at the end of five years, Brookdale will have the option of purchasing all of the Properties from Capstead at the greater of fair value or Capstead's original cost, after certain adjustments. Under the terms of the Lease, Brookdale is responsible for paying all expenses associated with the operation of the Properties, including real estate taxes, other governmental charges, insurance, utilities and maintenance, and an amount representing an attractive cash return on Capstead's equity in the Properties after payment of monthly debt service. Because under the terms of the Lease, Brookdale is responsible for changes in related debt service requirements, earnings from the Company's investment in net-leased real estate are generally not affected by changes in interest rates. After an initial three-month rent concession period, the cash return on Capstead's equity is expected to exceed 15% on an annualized basis and is subject to annual increases based upon increases (capped at 3%) in the Consumer Price Index. The Lease qualifies as an operating lease for financial reporting purposes with future minimum rentals expected to approximate $10 million per year for each of the next five years. Included in Receivables and other assets at December 31, 2002 are $3.2 million in unamortized rent abatements and $1.4 million of other rent receivables from Brookdale.

                          CAPSTEAD MORTGAGE CORPORATION



     The following table summarizes carrying amounts of the Properties as of December 31, 2002 (in thousands):

Land                                     $16,450
Buildings                                119,550
Equipment and fixtures                     3,600
                                      ----------
                                         139,600
Accumulated depreciation                  (2,478)
                                      -----------
                                        $137,122
                                      ===========

     Concurrent with executing the purchase agreements for the Properties, Brookdale also entered into an agreement with AIMCO to acquire from AIMCO $71.4 million of the tax-exempt bonds secured by the Properties held by a tax-exempt bond fund (the "TEB Fund Bonds") for a purchase price of $60.7 million. With Capstead's May 1, 2002 acquisition of the Properties and assumption of the bonds, Brookdale agreed to release AIMCO from its obligation to deliver the TEB Fund Bonds pursuant to the bond purchase agreement in exchange for which AIMCO paid Brookdale $4.6 million and Brookdale simultaneously entered into a two-year total return swap agreement with respect to the TEB Fund Bonds with a notional swap strike price of $65.4 million. The swap was terminated in November when the bonds were refinanced (see NOTE 9) resulting in a net payment to Brookdale of $6.0 million. The swap counterparty was a financial institution affiliated with the tax-exempt bond fund.

                        NOTE 7 -- REPURCHASE ARRANGEMENTS
                             AND SIMILAR BORROWINGS

Borrowings made under uncommitted repurchase arrangements with investment banking firms pursuant to which the Company pledges Agency and Non-agency Securities as collateral generally have maturities of less than 31 days. Repurchase arrangements with CMBS pledged as collateral generally have longer initial maturities and may feature renewal options. Commercial bank borrowings at December 31, 2002 consist of an adjustable-rate loan that matures in January 2005 secured by a commercial loan investment. The terms and conditions of repurchase arrangements and similar borrowings are negotiated on a transaction-by-transaction basis. Repurchase arrangements and similar borrowings, classified by type of collateral, maturities and related weighted average interest rates for the dates indicated, were as follows (dollars in thousands):


                                                            DECEMBER 31, 2002                DECEMBER 31, 2001
                                                     -------------------------------    -------------------------------
                                                       BORROWINGS        AVERAGE         BORROWINGS         AVERAGE
                                                      OUTSTANDING         RATE           OUTSTANDING          RATE
--------------------------------------------------   --------------   --------------    --------------   --------------
Agency Securities (less than 31 days)                $    1,980,050             1.34%   $    2,999,860             1.88%
Non-agency Securities (less than 31 days)                    37,677             1.47            55,602             2.05

CMBS (greater than 90 days)                                  98,184             1.62           151,606             2.23
                                                     --------------                     --------------
                                                          2,115,911             1.36         3,207,068             1.90

Commercial bank borrowings                                   29,745             3.91                --               --
                                                     --------------                     --------------
                                                     $    2,145,656             1.39    $    3,207,068             1.90
                                                     ==============                     ==============

                          CAPSTEAD MORTGAGE CORPORATION



     The weighted average effective interest rate on repurchase arrangements and similar borrowings was 1.79% and 4.18% during 2002 and 2001, respectively. Interest paid on borrowings totaled $50.0 million, $180.7 million and $301.1 million during 2002, 2001 and 2000 respectively.

                            NOTE 8 -- CMO BORROWINGS

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

                                                           DECEMBER 31
                                                ---------------------------------
                                                      2002              2001
---------------------------------------------   ---------------   ---------------
CMOs                                            $     1,064,164   $     2,228,091
Accrued interest payable                                  5,785            12,253
                                                ---------------   ---------------
   Total obligation                                   1,069,949         2,240,344
Unamortized premium                                       4,830             4,671
                                                ---------------   ---------------
                                                $     1,074,779   $     2,245,015
                                                ===============   ===============

Range of average interest rates                  1.78% to 9.99%    2.29% to 9.45%
Range of stated maturities                         2008 to 2030      2008 to 2030
Number of series                                             17                19

     The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption, generally at the Company's option, provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity. The weighted average effective interest rate for all CMOs was 7.02% and 7.27% during 2002 and 2001, respectively. Interest paid on CMOs totaled $117.6 million, $194.5 million and $226.6 million during 2002, 2001 and 2000, respectively.

                   NOTE 9 -- BORROWINGS SECURED BY REAL ESTATE

     The components of borrowings secured by real estate and related weighted average interest rates (calculated including bond issue cost amortization) as of December 31, 2002, were as follows (dollars in thousands):

                                       DECEMBER 31, 2002
                                   --------------------------
                                   BORROWINGS      AVERAGE
                                   OUTSTANDING       RATE
                                   -----------   -----------
   Mortgage borrowings             $    19,559          7.92%
   Tax-exempt bonds                    100,841          2.74
                                   -----------
                                   $   120,400          3.58
                                   ===========

                          CAPSTEAD MORTGAGE CORPORATION



     Mortgage borrowings consist of a fixed-rate mortgage secured by a senior living facility maturing in 2009. The tax-exempt bonds are secured by mortgages on the remaining five senior living facilities. On November 19, 2002, Capstead refunded the existing tax-exempt bonds with the issuance of $100.8 million of new variable-rate tax-exempt bonds credit-enhanced by Fannie Mae. Interest rates on the new bonds adjust weekly based on the Bond Market Association Municipal Swap Index ("BMA Index"). Interest rate cap agreements with notional amounts aggregating $100.8 million, five-year terms and cap rates equal to a 6% BMA Index were obtained to provide funds to pay interest on the bonds in excess of a 6% BMA Index, should that occur. Monthly principal reserve fund payments are made to the trustee for the eventual retirement of the bonds by 2032.

     In connection with the issuance of the new bonds, Capstead placed into escrow with the trustee reserves for repairs and replacements totaling $2.7 million. These funds are expected to be released by the trustee during 2003. Another $6.0 million was held by the trustee at December 31, 2002 that will be returned to the Company upon Capstead posting a $6.0 million letter of credit from a rated financial institution to collateralize certain of the bonds. These funds, along with $91,000 of principal reserve funds, are included in Receivables and other assets as restricted cash. Also included in Receivables and other assets are $3.3 million in bond issue costs.

     The weighted average effective interest rate for all borrowings secured by real estate (calculated including bond issue cost amortization) was 5.87% for the period from May 1, 2002 (assumption of these borrowings) to December 31, 2002. Interest paid on borrowings secured by real estate totaled $4.8 million during 2002. As of December 31, 2002 future maturities and principal reserve fund requirements for these borrowings are as follows (in thousands):

      2003                         $   1,345
      2004                             1,480
      2005                             1,627
      2006                             1,785
      2007                             1,955
   Thereafter                        112,117
                                   ---------
                                   $ 120,309
                                   =========

                  NOTE 10 -- DISCLOSURES REGARDING FAIR VALUES
                            OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, receivables, payables and repurchase arrangements and similar borrowings approximate fair value. The fair value of Agency Securities, Non-agency Securities, CMBS, CMO investments and borrowings secured by real estate were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. The fair value of Pledged CMO Collateral was based on projected cash flows, after payment on the related CMOs, determined using market discount rates and prepayment assumptions. The fair value of CMOs was based on the same method for determining fair value of Pledged CMO Collateral adjusted for credit enhancements. The maturity of mortgage assets is directly affected by the

                          CAPSTEAD MORTGAGE CORPORATION


rate of principal payments on the underlying mortgage loans and, for Pledged CMO Collateral, Clean-up Calls of the remaining CMOs outstanding. Fair value disclosures for financial instruments were as follows (in thousands):

                                                   DECEMBER 31, 2002                   DECEMBER 31, 2001
                                           ---------------------------------   ---------------------------------
                                              CARRYING            FAIR            CARRYING           FAIR
                                               AMOUNT             VALUE            AMOUNT            VALUE
----------------------------------------   ---------------   ---------------   ---------------   ---------------
ASSETS:
   Cash and cash equivalents               $        59,003   $        59,003   $       117,640   $       117,640
   Restricted cash                                  14,961            14,961             5,880             5,880
   Receivables                                      33,990            33,990            49,283            49,283
   Derivatives                                         587               587               709               709
   Mortgage securities and similar
     investments                                 2,431,519         2,431,763         3,455,219         3,455,592
   CMO collateral and investments                1,083,421         1,084,190         2,262,305         2,250,433
LIABILITIES:
   Payables                                        127,515           127,515            38,614            38,614
   Repurchase arrangements and similar
     borrowings                                  2,145,656         2,145,656         3,207,068         3,207,068
   CMOs                                          1,074,779         1,079,392         2,245,015         2,241,772
   Borrowings secured by real estate               120,400           120,714                --                --


     Fair value disclosures for available-for-sale debt securities were as follows (in thousands):

                                                            GROSS              GROSS             GROSS
                                           COST           UNREALIZED        UNREALIZED           FAIR
                                           BASIS             GAINS            LOSSES             VALUE
-----------------------------------   ---------------   ---------------   ---------------   ---------------
AS OF DECEMBER 31, 2002
Agency Securities:
   Fixed-rate                         $         1,505   $           139   $            --   $         1,644
   ARMs                                     2,150,897            44,251                 6         2,195,142
                                      ---------------   ---------------   ---------------   ---------------
                                            2,152,402            44,390                 6         2,196,786
Non-agency Securities                          83,262             1,504                --            84,766
CMBS                                          107,680               112                30           107,762
CMO collateral and investments                 26,943               873                 2            27,814
                                      ---------------   ---------------   ---------------   ---------------
                                      $     2,370,287   $        46,879   $            38   $     2,417,128
                                      ===============   ===============   ===============   ===============

AS OF DECEMBER 31, 2001
Agency Securities:
   Fixed-rate                         $         2,596   $           241   $            --   $         2,837
   Medium-term                                 40,410             1,134                --            41,544
   ARMs                                     3,114,405            46,680               206         3,160,879
                                      ---------------   ---------------   ---------------   ---------------
                                            3,157,411            48,055               206         3,205,260
Non-agency Securities                          72,458             1,426                --            73,884
CMBS                                          171,691               285                --           171,976
CMO collateral and investments                 44,644             1,491                38            46,097
                                      ---------------   ---------------   ---------------   ---------------
                                      $     3,446,204   $        51,257   $           244   $     3,497,217
                                      ===============   ===============   ===============   ===============

                          CAPSTEAD MORTGAGE CORPORATION


     Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Agency or Non-agency Securities. Fair value disclosures for debt securities held-to-maturity were as follows (in thousands):

                                                                               GROSS            GROSS
                                                              COST           UNREALIZED       UNREALIZED         FAIR
                                                              BASIS            GAINS            LOSSES           VALUE
-------------------------------------------------------   --------------   --------------   --------------   --------------
AS OF DECEMBER 31, 2002
  Released CMO collateral:
  Agency Securities                                       $        2,144   $          192   $           --   $        2,336
  Non-agency Securities                                              524               52               --              576
Pledged CMO Collateral                                         1,055,607              795            4,639        1,051,763
                                                          --------------   --------------   --------------   --------------
                                                          $    1,058,275   $        1,039   $        4,639   $    1,054,675
                                                          ==============   ==============   ==============   ==============

AS OF DECEMBER 31, 2001
  Released CMO Collateral:
  Agency Securities                                       $        3,144   $          285   $           --   $        3,429
  Non-agency Securities                                              955               88               --            1,043
Pledged CMO Collateral                                         2,216,208            1,455           10,084        2,207,579
                                                          --------------   --------------   --------------   --------------
                                                          $    2,220,307   $        1,828   $       10,084   $    2,212,051
                                                          ==============   ==============   ==============   ==============


     Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 15% of its original issuance amounts. Sales of debt securities were as follows (in thousands):

                                                                      YEAR ENDED DECEMBER 31
                                                          ------------------------------------------------
                                                               2002             2001             2000
-------------------------------------------------------   --------------   --------------   --------------
Sale of debt securities held available-for-sale:
   Amortized cost                                         $       42,729   $      474,441   $    1,389,947
   Gain                                                            1,602            6,210               --
   Loss                                                               --               --          (70,989)
Sale of released CMO collateral held-to-maturity:
   Amortized cost                                                 32,265           94,157           84,547
   Gain                                                            1,222            1,746              816

                             NOTE 11 -- INCOME TAXES

     Capstead and its qualified REIT subsidiaries ("Capstead REIT") file a separate federal income tax return that does not include the operations of the Company's non-REIT subsidiaries. Provided all taxable income of Capstead REIT is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income, if any, of the non-REIT subsidiaries is fully taxable. The non-REIT subsidiaries paid alternative minimum taxes of $81,000 and $2,000 during 2002 and 2000 respectively. No income taxes were paid during 2001.

                          CAPSTEAD MORTGAGE CORPORATION


     Effective tax rates differed substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                                                YEAR ENDED DECEMBER 31
                                                                    --------------------------------------------
                                                                        2002            2001             2000
-----------------------------------------------------------------   ------------    ------------    ------------
Income taxes computed at the federal statutory rate                 $     33,643    $     37,197    $    (18,020)
   Capital gain generated by Capstead REIT                                (1,093)           (970)           (262)
   Capital loss generated by Capstead REIT                                    --             609          25,041
   Benefit of REIT status                                                (31,205)        (39,163)         (6,820)
                                                                    ------------    ------------    ------------
 Income taxes computed on income of non-REIT subsidiaries                  1,345          (2,327)            (61)
   Change in unrecognized deferred income tax asset                       (1,785)          2,570            (235)
   Other                                                                     521            (243)            298
                                                                    ------------    ------------    ------------
                                                                    $         81    $         --    $          2
                                                                    ============    ============    ============

     At December 31, 2002 Capstead REIT had capital loss carryforwards for tax purposes of $328 million, of which $258 million expires after 2003, and $70 million expires after 2005. At December 31, 2002 the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of $6.1 million, which expire after 2019 and capital loss carryforwards of $2.1 million, which expire after 2006. In addition, the non-REIT subsidiaries have sufficient alternative minimum tax credit carryforwards to offset the payment of federal income taxes on $5.2 million of future alternative minimum taxable income, if any, earned by these subsidiaries. Significant components of the non-REIT subsidiaries deferred income tax assets and liabilities were as follows (in thousands):

                                                        DECEMBER 31
                                                ---------------------------
                                                   2002            2001
---------------------------------------------   -----------    -----------
Deferred income tax assets:
   Alternative minimum tax credit               $     1,832    $     1,751
   Capital loss carryforwards                           751          1,606
   Net operating loss carryforwards                     822            994
   Other                                                922          1,259
                                                -----------    -----------
                                                      4,327          5,610
Deferred income tax liabilities                        (516)           (14)
                                                -----------    -----------
Net deferred tax assets                         $     3,811    $     5,596
                                                ===========    ===========

Valuation allowance                             $     3,811    $     5,596
                                                ===========    ===========


               NOTE 12 -- STOCKHOLDERS' EQUITY AND PREFERRED STOCK
                              SUBJECT TO REPURCHASE

     As of December 31, 2002, the Company had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company's option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income results in adjustments to the conversion ratios of the preferred

                          CAPSTEAD MORTGAGE CORPORATION


shares. Capstead's preferred shares are each entitled to cumulative fixed dividends with conversion rates and redemption and liquidation preferences as indicated below:

                                               PER SHARE
                   --------------------------------------------------------------------
   PREFERRED        ANNUALIZED       CONVERSION          REDEMPTION      LIQUIDATION
    SERIES           DIVIDEND          RATE *              PRICE         PREFERENCE
------------------ ------------ ------------------- ------------------ ---------------
     A               $1.60            1.4628              $16.40           $16.40
     B                1.26            0.5632               12.50            11.38

* Reflects number of common shares to be received for each preferred share converted effective January 1, 2003 for the Series A shares and December 31, 2002 for the Series B shares. During 2002, 54,459 Series A shares and 22,547 Series B shares were converted into 52,741 and 12,556 common shares, respectively.

     On December 9, 1999 Capstead issued 5,378,000 of Series C preferred shares and 5,378,000 of Series D preferred shares to Fortress that were converted on May 4, 2001 and on December 28, 2000, respectively, into an aggregate of 2,689,000 common shares. In addition, during 2000 Fortress acquired an aggregate of 1,960,359 Capstead common shares through open market purchases and a May 2000 tender offer, bringing its holdings to 4,649,359 common shares. In November 2001, Fortress sold one million of these shares in an underwritten offering. As of December 31, 2002, Fortress remains Capstead's largest stockholder, owning 3,649,359 common shares, or approximately 26% of the Company's outstanding common shares (see NOTE 15). Subsequent to year-end Fortress sold a portion of its holdings but remains Capstead's largest stockholder.

     Pursuant to a 1999 repurchase program, during 2000 the Company repurchased 188,475 common shares at an average price of $15.53 per share and 826,900 Series B shares at an average price of $9.61 per share. No shares were repurchased during 2002 and 2001 pursuant to this repurchase program. On January 25, 2000 the Company repurchased 2,784,250 common shares at a price of $18.54 per share pursuant to a tender offer. On March 22, 2001 the Company repurchased 275,845 common shares at a price of $26.50 per share pursuant to a tender offer. All of the above per share prices include transaction costs. All repurchased shares have been cancelled.

     Option exercises by directors resulted in net additions to capital of $419,000 and $37,000 during 2001 and 2000, respectively. Option exercises by officers resulted in net additions to capital of $209,000 and $747,000 during 2002 and 2001, respectively. No options were exercised by directors in 2002 or by officers in 2000.

     The second, third and fourth quarter 2002 common dividends exceeded available net income primarily because of the decision to distribute amounts representing depreciation on real estate held for lease. In addition, similar to a $14.60 per common share special dividend paid June 29, 2001, the fourth quarter common dividend included a special dividend of $7.19 per common share representing a significant portion of the Company's common stockholders' equity. Amounts paid as regular quarterly common dividends in excess of quarterly net income, as well as the special dividends, were recorded as reductions to Paid-in capital.

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

                          CAPSTEAD MORTGAGE CORPORATION


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

     Comprehensive income is net income (loss) plus other comprehensive income
(loss) which consists of the change in unrealized gain on debt securities classified as available-for-sale and Derivatives held as cash flow hedges. Accumulated other comprehensive income at December 31, 2002 consisted of unrealized gains on debt securities totaling $46.8 million and amounts associated with cash flow hedging activities totaling $630,000. The following provides information regarding comprehensive income (in thousands):

                                                                            YEAR ENDED DECEMBER 31
                                                               -----------------------------------------------
                                                                   2002            2001              2000
------------------------------------------------------------   -------------    -------------    -------------
Net income (loss)                                              $      96,123    $     106,276    $     (51,486)
                                                               -------------    -------------    -------------
Other comprehensive income (loss):
   Unrealized gain on cash flow hedges:
     Initial gain on adoption of SFAS 133                                 --            1,365               --
     Change in unrealized gain during period                            (113)            (354)              --
     Reclassification adjustment for amounts
       included in net income (loss)                                    (198)             (70)              --
   Unrealized gain (loss) on debt securities:
     Change in unrealized gain (loss) during period                   (2,570)          37,778           22,656
     Reclassification adjustment for amounts
       included in net income (loss)                                  (1,602)          (6,210)          90,077
                                                               -------------    -------------    -------------
         Other comprehensive income (loss)                            (4,483)          32,509          112,733
                                                               -------------    -------------    -------------
Comprehensive income                                           $      91,640    $     138,785    $      61,247
                                                               =============    =============    =============

                 NOTE 13 -- EMPLOYEE AND DIRECTOR BENEFIT PLANS

     The Company sponsors stock plans to provide for the issuance of nonvested stock, stock options and other incentive-based stock awards (collectively, the "Plans"). As of December 31, 2002, the Plans provide for the issuance of up to an aggregate of 2,277,004 common shares of which 1,283,418 remain available for future issuance.

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

     Stock options granted and currently outstanding have terms and vesting requirements at the grant date of up to ten years and generally have been issued with strike prices equal to the quoted market prices of the Company's stock on the date of grant. Certain outstanding stock options previously granted to directors provide for the annual granting of dividend equivalent rights ("DERs") that permit the optionholder to obtain additional common shares at no cost based upon formulas set forth in the Plans. The information in the following

                          CAPSTEAD MORTGAGE CORPORATION


tables regarding option grants outstanding and stock option activity reflects activity through January 21, 2003, the date all existing stock grants were canceled and replaced with new option grants (see the note to the second table):

                                OPTION GRANTS OUTSTANDING AS OF JANUARY 21, 2003
----------------------------------------------------------------------------------------------------------------
                                                                                        RANGE OF
                                                                          --------------------------------------
                                            OPTIONS         OPTIONS            EXERCISE          REMAINING
  ORIGINAL GRANT DATE *                  OUTSTANDING      EXERCISABLE         PRICES **        LIFE (YEARS) **
--------------------------------------- --------------- ---------------- -------------------- ------------------
After December 31, 1998                      137,022          66,980        $3.93 to $13.39        7 to 9
Prior to December 31, 1998                   336,029         336,029        $7.00 to $35.37        1 to 5
                                        ------------    -----------
                                             473,051        403,009
                                        ============    ===========

*    Includes related DER grants made to directors.

** Weighted average exercise prices (adjusted for related DER grants) and weighted average lives of these significant option grants were $7.66 and eight years, and $27.05 and four years, respectively.

                     STOCK OPTION ACTIVITY FROM JANUARY 1, 2000 TO JANUARY 21, 2003
---------------------------------------------------------------------------------------------------------
                                                                        NUMBER OF     WEIGHTED AVERAGE
                                                                          SHARES        EXERCISE PRICE
----------------------------------------------------------------- ------------------- -------------------
As of January 1, 2000 (374,386 exercisable)                                374,386            $71.42
   DER grants (average fair value:  $16.75 per share)                        1,307                 -
   Ordinary grants (average fair value:  $1.73 per share)                  116,671             14.29
   Exercises                                                                (2,295)            16.30
   Cancellations                                                          (248,518)            70.80
                                                                   ---------------
As of December 31, 2000 (162,486 exercisable)                              241,551             44.62
   Ordinary grants (average fair value:  $1.87 per share)                   34,063             21.05
   Exercises                                                               (76,337)            15.33
   Cancellations *                                                        (189,941)            52.94
   Grants in connection with recapitalization *                            321,971             31.23
                                                                   ---------------
As of December 31, 2001 (241,958 exercisable)                              331,307             31.46
   DER grants (average fair value $16.36 per share)                          3,072                 -
   Ordinary grants (average fair value:  $2.55 per share)                   11,765             20.70
   Exercises                                                               (44,676)             8.41
   Cancellations                                                            (1,110)            11.02
                                                                   ---------------
As of December 31, 2002 (255,685 exercisable)                              300,358             33.89
   DER grants (average fair value $19.75 per share)                          2,870                 -
   Cancellations *                                                        (303,228)            33.57
   Grants in connection with recapitalization *                            473,051             21.43
                                                                   ---------------
As of January 21, 2003 (403,009 exercisable)                               473,051             21.43
                                                                   ===============

* In June 2001 and in January 2003 significant capital was returned to the common stockholders via special dividend payments resulting in recapitalizations of the Company. Accordingly, all existing options were canceled and replaced with new option grants for an increased number of shares at a reduced exercise price that retained the same vesting and expiration characteristics as the canceled grants such that each optionholder's economic position remained unchanged subsequent to the recapitalizations. The new grants are accounted for as non-compensatory.

     Compensation costs for stock awards granted by the Company pursuant to APB25 totaled $140,000, $136,000 and $108,000 in 2002, 2001 and 2000,
respectively. The effect described in NOTE 2 of determining compensation cost for stock options granted since the beginning of 1995 based upon the estimated fair value at the grant date consistent with the methodology prescribed under SFAS 123 was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years,

                          CAPSTEAD MORTGAGE CORPORATION



dividend yields of 12% to 15%, volatility factors of 35% to 51%, expected life assumptions of two to four years and risk-free rates of between 3.1% and 6.3%.

     The Company also sponsors a qualified defined contribution retirement plan for all employees. The Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and may make additional contributions of up to another 3% of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $96,000, $47,000 and $161,000 in 2002, 2001 and 2000, respectively.

                    NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     During 1998, twenty-four purported class action lawsuits were filed against the Company and certain of its officers alleging, among other things, that the defendants violated federal securities laws by publicly issuing false and misleading statements and omitting disclosure of material adverse information regarding the Company's business. In March 1999, these actions were consolidated and in July 2000, the court appointed a lead plaintiff group. An amended complaint was filed in October 2000. The amended complaint claims that as a result of alleged improper actions, the market prices of the Company's equity securities were artificially inflated during the period between April 17, 1997 and June 26, 1998. The amended complaint seeks monetary damages in an undetermined amount. In February 2001 the Company responded to this amended complaint with a motion to dismiss all allegations against the Company and the named officers. In April 2001 the plaintiffs responded to the Company's motion to dismiss and the Company filed its reply to the plaintiffs' response in May 2001. On February 6, 2003 the court entered an order stating that it will issue a decision on the motion to dismiss no later than March 7, 2003. The Company believes it has meritorious defenses to the claims and intends to vigorously defend the actions. Based on available information, management believes the resolution of these suits will not have a material adverse effect on the financial position of the Company.

                     NOTE 15 -- TRANSACTIONS WITH AFFILIATES

     Fortress is Capstead's largest stockholder. Through a management contract, Fortress provides the services of Mr. Edens as Capstead's chairman and chief executive and of other individuals as necessary to perform support services for Mr. Edens. This contract renews annually on December 31 unless terminated by Fortress or by majority vote of the Board of Directors that are independent of Fortress. Under the terms of the contract, Fortress is entitled to a $375,000 base annual fee and a cash management incentive fee (see NOTE 2). In addition, Fortress may be awarded long-term, non-cash incentive compensation, which may be in the form of stock options or grants. Included in Other operating expense is $375,000, $375,000 and $260,000 of base fees paid to Fortress for services rendered during 2002, 2001 and 2000, respectively. Included in Management and affiliate incentive fee is $4,982,000, $8,133,000 and $130,000 of cash management incentive fees awarded to Fortress for these periods, respectively. No long-term, non-cash compensation has been awarded.

     See NOTE 6 for information regarding Fortress' involvement through its affiliate Brookdale in the acquisition and long-term leasing of senior living facilities acquired by Capstead in 2002.

     Under a separate arrangement, which terminated in early 2001, the Company provided accounting and cash management services to Fortress for one of its affiliates. Included in

                          CAPSTEAD MORTGAGE CORPORATION


Other revenue is $33,000 and $160,000 Capstead received pursuant to this arrangement for services rendered in 2001 and 2000, respectively.

               NOTE 16 -- NET INTEREST INCOME ANALYSIS (UNAUDITED)

     The following summarizes interest income and interest expense and weighted average interest rates (dollars in thousands):

                                                    2002                      2001                       2000
                                           -----------------------   -----------------------     ----------------------
                                                         AVERAGE                  AVERAGE                      AVERAGE
                                                        EFFECTIVE                EFFECTIVE                    EFFECTIVE
                                             AMOUNT       RATE         AMOUNT      RATE             AMOUNT      RATE
------------------------------------------ ----------- ----------    ---------- ------------     ----------- ----------
Interest income:
   Mortgage securities and similar
     investments                             $150,302     5.17%      $274,480       6.52%         $349,533      6.68%
   CMO collateral and investments             114,353     6.88        198,216       7.24           237,052      7.28
                                            ---------               ---------                    ---------
       Total interest income                  264,655                 472,696                      586,585
                                            ---------               ---------                    ---------
Interest expense:
   Repurchase arrangements
     and similar borrowings                    48,329     1.79        164,422       4.18           303,126      6.31
   CMOs                                       116,069     7.02        197,905       7.27           237,479      7.35
                                            ---------               ---------                    ---------
       Total interest expense                 164,398                 362,327                      540,605
                                            ---------               ---------                    ---------
                                             $100,257                $110,369                    $  45,980
                                             ========                ========                    =========

     Changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

                                                             RATE*           VOLUME*        TOTAL*
-------------------------------------------------------- -------------- ---------------- -----------
2002/2001
Interest income:
   Mortgage securities and similar investments              $(49,502)       $ (74,676)      $(124,178)
   CMO collateral and investments                             (9,420)         (74,443)        (83,863)
                                                           ---------        ---------      ----------
     Total interest income                                   (58,922)        (149,119)       (208,041)
                                                           ---------        ---------      ----------
Interest expense:
   Repurchase arrangements and similar
     borrowings                                              (74,817)     (41,276)           (116,093)
   CMOs                                                       (6,414)         (75,422)        (81,836)
                                                           ---------        ---------      ----------
     Total interest expense                                  (81,231)        (116,698)       (197,929)
                                                           ---------        ---------      ----------
                                                           $  22,309        $ (32,421)     $  (10,112)
                                                           =========        =========      ==========
2001/2000
Interest income:
   Mortgage securities and similar investments             $  (7,746)       $ (67,307)     $  (75,053)
   CMO collateral and investments                             (1,167)         (37,669)        (38,836)
                                                           ---------        ---------      ----------
     Total interest income                                    (8,913)        (104,976)       (113,889)
                                                           ---------        ---------      ----------
Interest expense:
   Repurchase arrangements and similar
     borrowings                                              (89,930)         (48,774)       (138,704)
   CMOs                                                       (2,528)         (37,046)        (39,574)
                                                           ---------        ---------      ----------
     Total interest expense                                  (92,458)         (85,820)       (178,278)
                                                           ---------        ---------      ----------
                                                           $  83,545        $ (19,156)     $   64,389
                                                           =========        =========      ==========

* The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                          CAPSTEAD MORTGAGE CORPORATION


                    NOTE 17 -- QUARTERLY RESULTS (UNAUDITED)

     Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

                                                               1ST QUARTER   2ND QUARTER    3RD QUARTER  4TH QUARTER
------------------------------------------------------------- ------------- ------------- -------------- -----------
YEAR ENDED DECEMBER 31, 2002
Interest income                                                   $83,202        $70,763      $61,182       $49,508
Interest and related expenses                                      52,201         44,099       38,624        30,070
                                                                  -------        -------      -------       -------
   Net margin on financial assets                                  31,001         26,664       22,558        19,438
   Net margin on real estate held for lease                             -            249          339           289
   Other revenue (expense)                                         (2,626)        (2,327)        (146)          684
                                                                  -------        -------      -------       -------
                                                                  $28,375        $24,586      $22,751       $20,411
                                                                  =======        =======      =======       =======
Net income per common share:
   Basic                                                            $1.68         $1.41         $1.27         $1.11
   Diluted                                                           1.43          1.24          1.15          1.03


                                                               1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
------------------------------------------------------------- ------------- ------------- -------------- -----------
YEAR ENDED DECEMBER 31, 2001
Interest income                                                  $143,327       $126,465     $108,193       $94,711
Interest and related expenses                                     121,105         98,287       81,414        62,511
                                                                ---------       --------    ---------       -------
   Net margin on financial assets                                  22,222         28,178       26,779        32,200
   Other revenue (expense)                                          2,427           (409)      (1,703)       (3,418)
                                                                ---------       --------    ---------       -------
                                                                $  24,649       $ 27,769    $  25,076       $28,782
                                                                =========       ========    =========       =======
Net income per common share:
   Basic                                                            $1.49         $1.77         $1.45         $1.71
   Diluted                                                           1.39          1.63          1.27          1.45

             NOTE 18 -- MARKET AND DIVIDEND INFORMATION (UNAUDITED)

     The New York Stock Exchange trading symbol for Capstead's common shares is CMO. There were 2,647 common stockholders of record at December 31, 2002. In addition, depository companies held common shares for 23,626 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

                            YEAR ENDED DECEMBER 31, 2002                  YEAR ENDED DECEMBER 31, 2001
                   -------------------------------------------     -------------------------------------------
                          SALES PRICES                                     SALES PRICES
                   ---------------------------      DIVIDENDS      ---------------------------      DIVIDENDS
                      HIGH            LOW           DECLARED          HIGH             LOW          DECLARED
--------------     -----------     -----------     -----------     -----------     -----------     -----------
First quarter      $     23.35           14.23     $      1.65     $     26.90     $     21.50     $      0.98
Second quarter           23.14           17.75            1.43           36.40           26.20            1.56
Third quarter            23.00           19.01            1.32           28.49           19.01            1.50
Fourth quarter           24.99           18.42            1.16           29.50           23.50            1.50
Special *                                                 7.19                                           14.60

* On June 29, 2001 Capstead paid a special dividend of $14.60 per common share. On December 12, 2002 Capstead declared a special dividend of $7.19 per common share together with a regular quarterly dividend of $1.16 per common share that was paid January 21, 2003 (see NOTE 12).

                          CAPSTEAD MORTGAGE CORPORATION


                             SELECTED FINANCIAL DATA

                    (In thousands, except per share amounts)

                                                                              YEAR ENDED DECEMBER 31
                                                  --------------------------------------------------------------------------------
                                                       2002            2001             2000             1999            1998
-----------------------------------------------   --------------  --------------    --------------  --------------  --------------
SELECTED CONSOLIDATED STATEMENT
   OF OPERATIONS DATA:
   Interest income                                $      264,655  $      472,696    $      586,585  $      563,159  $      667,198
   Interest and related expense                          164,994         363,317           542,150         504,947         659,575
                                                  --------------  --------------    --------------  --------------  --------------
   Net margin on financial assets                         99,661         109,379            44,435          58,212           7,623
   Net margin on real estate held for lease (a)              877              --                --              --              --

   Other revenue (expense) (b)                            (4,415)         (3,103)          (95,921)           (303)       (242,387)
                                                  --------------  --------------    --------------  --------------  --------------
   Net income (loss)                              $       96,123  $      106,276    $      (51,486) $       57,909  $     (234,764)
                                                  ==============  ==============    ==============  ==============  ==============
   Net income (loss) per common share: (c)
     Basic                                        $         5.47  $         6.43    $        (6.59) $         2.42  $       (16.87)
     Diluted                                                4.85            5.68             (6.59)           2.42          (16.87)
   Cash dividends paid per share: (c)
     Common - regular                                       5.56            5.54              1.42            2.40            4.00
     Common - special (d)                                   7.19           14.60                --              --              --
     $1.60 Series A Preferred                               1.60            1.60              1.60            1.60            1.60
     $1.26 Series B Preferred                               1.26            1.26              1.26            1.26            1.26
     $0.56 Series C Preferred (e)                             --              --              0.56            0.03              --
     $0.40 Series D Preferred (e)                             --              --              0.30            0.02              --
   Average number of common shares
     outstanding: (c)
     Basic                                                13,858          13,351            11,487          14,587          15,237
     Diluted                                              19,827          16,956            11,487          14,762          15,237
SELECTED CONSOLIDATED BALANCE SHEET DATA:
   Mortgage securities and similar investments    $    2,431,519  $    3,455,219    $    5,394,459  $    5,408,714  $    2,369,602
   CMO collateral and investments                      1,083,421       2,262,305         3,126,878       3,318,886       4,571,274
   Real estate held for lease (a)                        137,122              --                --              --              --
   Total assets                                        3,766,928       5,895,425         8,610,497       8,807,039       7,100,287
   Repurchase arrangements and similar
     borrowings                                        2,145,656       3,207,068         4,904,632       4,872,392       1,839,868
   Borrowings secured by real estate (a)                 120,400              --                --              --              --
   Collateralized mortgage obligations                 1,074,779       2,245,015         3,103,874       3,289,584       4,521,324
   Preferred stock subject to repurchase (e)                  --              --            25,210          50,584              --
   Stockholders' equity                                  298,578         404,728           545,669         563,806         680,201


NOTE: See "Management's Discussion and Analysis of Financial Condition and
      Results of Operations" and "Notes to Consolidated Financial Statements" for discussion of changes to the Company's operations that are expected to impact future operating results.

(a) In May 2002, Capstead made its first direct investment in real estate, a portfolio of senior living facilities leased to an affiliate.

(b) Results in 2000 include losses on the sale of financial assets incurred with the modification of the Company's investment strategy to focus on adjustable-rate financial assets. Results in 1998 include losses from the sale of financial assets, principally interest-only mortgage securities and the results of the Company's servicing operations which were sold in 1998.

(c) Amounts have been adjusted for two 1-for-2 reverse common stock splits effective July 2, 2001 and May 8, 2000, respectively.

(d) The 2002 special dividend was a component of the $8.35 fourth quarter common dividend declared December 12, 2002 and paid January 21, 2003. The 2001 $14.60 special common dividend was paid June 29, 2001. Both special dividends were recorded as reductions to Paid-in Capital.

(e) The Series C and D preferred shares were converted into common shares on May 4, 2001 and December 28, 2000, respectively.

                          CAPSTEAD MORTGAGE CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                               FINANCIAL CONDITION

OVERVIEW

     Capstead Mortgage Corporation ("Capstead" or the "Company") operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments currently include, but are not limited to, single-family residential adjustable-rate mortgage ("ARM") securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). The Company has also made limited investments in credit-sensitive commercial real estate-related assets, including the direct ownership of real estate, intended to produce attractive returns due largely to a higher risk of default and reduced liquidity compared to Agency Securities.

     As existing investments prepay or mature, Capstead has the opportunity to reinvest a portion of its equity capital into investments that can produce attractive returns over the long term, with less sensitivity to changes in interest rates than Agency Securities. To this end, the Company continues to evaluate suitable real estate-related investments, which may include more credit-sensitive assets. However, during the last two years the Company has returned a significant portion of its equity capital to its common stockholders, primarily because of a lack of suitable investment opportunities. There can be no assurance that suitable investments at attractive pricing will be available on a timely basis to replace portfolio runoff as it occurs (see "Reductions in Common Equity Capital," "Effects of Interest Rate Changes," "Risks Associated with Credit-Sensitive Investments" and "Risks Associated with Owning Real Estate").

REDUCTIONS IN COMMON EQUITY CAPITAL

     In December 2002 Capstead declared a $7.19 per common share special dividend (included as part of the $8.35 fourth quarter 2002 common dividend paid in January 2003) resulting in the return of $100.4 million of its equity capital to its common stockholders. This follows a June 2001 special dividend distribution of $14.60 per common share. These special dividends have significantly reduced common equity capital relative to total equity capital. As seen with the 2001 special dividend, the 2002 special dividend should serve to enhance future returns on remaining common equity, particularly under current market conditions, while maintaining adequate liquidity to take advantage of investment opportunities as they arise. Of course, while the resulting capital structure can produce higher percentage returns on common equity under favorable conditions than before the capital reductions, declines in earnings or book value can also have a more pronounced negative impact on these returns.

     As of December 31, 2002, the Company's book value per common share was $8.23, a decline of $7.64 from the prior year (calculated using the stated liquidation preferences for the Series A and B preferred shares). Book value declined primarily because of the $7.19 special dividend, dividend payments in excess of quarterly net income and a reduction in the

                          CAPSTEAD MORTGAGE CORPORATION


aggregate unrealized gain on the Company's investments (most of which are debt securities carried at fair value with changes in fair value reflected in stockholders' equity) as a result of runoff caused by mortgage prepayments. This unrealized gain can be expected to continue to decline with runoff and to fluctuate with changes in interest rates and market liquidity, and such changes will largely be reflected in book value per common share. Book value will also be affected by other factors, including the level of dividend distributions and depreciation charges on net-leased real estate; however, temporary changes in fair values of investments not held in the form of debt or equity securities generally will not affect book value.

MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

     As of December 31, 2002, mortgage securities and similar investments consisted primarily of ARM Agency Securities (see "NOTE 4" to the accompanying consolidated financial statements for discussion of how the Company classifies its mortgage securities and similar investments). Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers ("Non-agency Securities"). In connection with the formation of private mortgage pass-through securities prior to 1995, the Company was required to establish reserve funds available to pay special hazard (e.g. earthquake or mudslide-related losses) or certain bankruptcy costs. The private mortgage pass-through securities were subsequently held as Non-agency Securities, CMO collateral or sold to third parties. Included in Receivables and other assets as restricted cash are $4.9 million in special hazard reserve funds and $1.2 million of bankruptcy reserve funds associated with $75 million and $79 million of loans outstanding as of December 31, 2002, respectively. Commercial mortgage-backed securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower classes providing credit enhancement to the more senior classes. Commercial mortgage-backed securities ("CMBS") held by the Company at December 31, 2002 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors. Commercial loans held by the Company at December 31, 2002 consist of a loan to a joint venture that holds commercial real estate (see "Risks Associated With Credit-Sensitive Investments").

     Mortgage securities are financed under repurchase arrangements with investment banking firms pursuant to which the portfolios are pledged as collateral. Capstead financed its commercial loan investment with a loan from a commercial bank. Should the Company acquire additional financial assets that are not mortgage-backed securities, similar financing arrangements with other parties, such as commercial banks, may be employed (see "Liquidity and Capital Resources").

     The Company's portfolio of mortgage securities and similar investments declined during the twelve months ended December 31, 2002 to $2.4 billion from $3.5 billion at December 31, 2001, primarily as a result of portfolio runoff caused by mortgage prepayments. Acquisitions during 2002 were limited to $99 million of CMBS and commercial loans and $85 million of mortgage securities released from "sold CMO" indentures, $43 million of which were sold (see "CMO Collateral and Investments"). To the

                          CAPSTEAD MORTGAGE CORPORATION



extent the proceeds of mortgage prepayments and other maturities are not reinvested or cannot be reinvested at a rate of return on invested capital at least equal to the return earned on previous investments, earnings may decline. The future size and composition of the Company's investment portfolios will depend on market conditions, including levels of mortgage prepayments and the availability of suitable investments at attractive pricing (see "Effects of Interest Rate Changes").

     The following yield and cost analysis illustrates results achieved during 2002 for components of the mortgage securities and similar investments portfolio and anticipated first quarter 2003 asset yields and borrowing rates based on interest rates in effect on February 6, 2003 (the date fourth quarter 2002 results were released and based on interest rates in effect at that date) (dollars in thousands):

                                     2002 AVERAGE (a)                  AS OF DECEMBER 31, 2002
                        ------------------------------------------   ----------------------------    PROJECTED       LIFETIME
                                         ACTUAL         ACTUAL         PREMIUMS                     1ST QUARTER     PREPAYMENT
                           BASIS       YIELD/COST       RUNOFF        (DISCOUNTS)      BASIS (a)   YIELD/COST (b)   ASSUMPTIONS
                        ------------- -------------  -------------   -------------  -------------  -------------   -------------
Agency Securities:
  Fannie Mae/Freddie Mac:
     Fixed-rate         $       4,512          9.48%            35%  $          21  $       3,649           9.41%             25%
     Medium-term               24,336          6.19             42              --             --             --              --
     ARMs:
       LIBOR/CMT            1,326,773          5.04             29          16,376      1,136,518           4.02              40
       COFI                   141,358          5.30             24          (3,655)       122,701           4.87              20
  Ginnie Mae ARMs           1,119,804          5.25             36           9,767        891,678           4.57              26
                        -------------                                -------------  -------------
                            2,616,783          5.16             32          22,509      2,154,546           4.30              33

Non-agency Securities          91,384          5.62             28             713         83,786           4.67              35

CMBS and other
  commercial loans            192,019          4.97             34            (277)       147,217           4.75              --
                        -------------                                -------------  -------------
                            2,900,186          5.17             33   $      22,945      2,385,549           4.34              31
                                                                     =============

Borrowings                  2,656,776          1.79                                     2,145,656           1.38
                        -------------                                               -------------

Capital employed/
  financing spread      $     243,410          3.38                                 $     239,893           2.96
                        =============                                               =============

Return on assets (c)                           3.50                                                         3.08

(a) Basis represents the Company's investment before unrealized gains and losses. Actual asset yields, runoff rates, borrowing rates and resulting financing spread are presented on an annualized basis.

(b) Projected annualized yields for the first quarter of 2003 reflect ARM coupon resets and lifetime prepayment assumptions as adjusted for expected annualized prepayments for this quarter only, as of February 6, 2003. Actual yields realized in future periods will largely depend upon (i) changes in portfolio composition, (ii) ARM coupon resets, (iii) actual prepayments and (iv) any changes in lifetime prepayment assumptions.

(c) The Company uses its liquidity to pay down borrowings. Return on assets is calculated on an annualized basis assuming the use of this liquidity to reduce borrowing costs (see "Utilization of Capital and Potential Liquidity").

     Although the overall yield earned on the Company's mortgage securities and similar investments portfolio averaged 5.17% during 2002, by the fourth quarter of 2002 yields had fallen to 4.65%. After having peaked at 7.06% during the first quarter of 2001, portfolio yields have declined steadily over the past two years, reflecting the trend of declining interest rates that has been evident since the Federal Reserve began lowering short-term

                          CAPSTEAD MORTGAGE CORPORATION



interest rates in January 2001. Yields on ARM securities fluctuate as coupon interest rates on the underlying mortgage loans reset periodically based on underlying indices generally subject to limits on the amount of change during any single interest rate adjustment period. As such, ARM yields are expected to continue to decline in 2003. For example, if interest rates stabilize at rates in effect February 6, 2003, average quarterly yields on the portfolio could decline a total of 91 basis points by the fourth quarter of 2003 from yields achieved the fourth quarter of 2002. Actual yields will depend on fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments (see "Effects of Interest Rate Changes").

     Although still at elevated levels, mortgage prepayment rates moderated somewhat during 2002 as interest rates on most of the mortgage loans underlying the Company's ARM securities have reset to levels at or below current interest rates on fixed-rate mortgage loans, reducing or eliminating the advantage for these homeowners to refinance. Prepayments should continue to moderate as loans continue to reset lower. Annualized prepayment rates on Ginnie Mae ARM securities averaged 36% during 2002, compared to a 37% annualized rate during 2001. Annualized prepayment rates on Fannie Mae and Freddie Mac ARM securities averaged 29% during 2002 compared to 33% during 2001. While lower prepayment levels improve mortgage investment yields by allowing related purchase premiums to be recognized in operating results over a longer period, higher prepayment levels shorten the period over which premiums are amortized thus reducing investment yields. More importantly, high prepayment levels can lead to lower portfolio balances as discussed above (see "Effects of Interest Rate Changes").

     Having benefited from reductions in the Federal Funds Rate totaling 475 basis points during 2001, short-term interest rates were relatively stable during the first three quarters of 2002. With the action taken by the Federal Reserve in November 2002 to reduce the Federal Funds Rate by an additional 50 basis points, the Company's average borrowing rates declined by 22 basis points during the fourth quarter to 1.62% and are expected to decline an additional 24 basis points during the first quarter of 2003. This decline is not expected to fully offset the effects on earnings of declining portfolio yields and balances. The Company's borrowing rates depend on actions by the Federal Reserve to change short-term interest rates, market expectations of future changes in short-term interest rates and the extent of changes in financial market liquidity (see "Effects of Interest Rate Changes").

CMO COLLATERAL AND INVESTMENTS

     Since exiting the residential mortgage loan conduit business in 1995, Capstead has maintained finance subsidiaries with capacity to issue collateralized mortgage obligations ("CMOs") and other securitizations backed by single-family residential mortgage loans. From time to time, the Company may purchase mortgage loans from originators or conduits, place these loans into private mortgage pass-through securities and issue CMOs or other securities backed by these securities. The Company may or may not retain a significant residual economic interest in these securitizations. Most of the Company's securitizations have been afforded financing accounting treatment with the related collateral recorded as pledged CMO collateral and the outstanding bonds recorded as CMO liabilities (referred to as "financed CMOs"). Other securitizations issued by the Company in 1993 and prior were treated as sales transactions (referred to as "sold CMOs"). During the past two years, the Company has not issued any CMOs. From time to time, the Company exercises its rights to

                          CAPSTEAD MORTGAGE CORPORATION



redeem previously issued CMOs (referred to as "clean-up calls") and either sell or hold the released collateral for investment. During 2002, the Company exercised clean-up calls related to two financed and six sold CMOs selling $77 million of fixed-rate securities and retaining for investment $41 million of ARM securities released from the related indentures. During 2003 the Company expects to exercise clean-up calls redeeming additional CMOs.

     Credit risk associated with pledged CMO collateral is borne by AAA-rated private mortgage insurers or by subordinated bonds usually sold to investors. The Company has retained $33,000 of credit risk held in the form of subordinated bonds associated with $76 million of pledged CMO collateral outstanding as of December 31, 2002. In addition, Capstead retained a $1.8 million subordinated bond in connection with a sold CMO that is available to pay special hazard costs or certain bankruptcy costs associated with $33 million of loans outstanding as of December 31, 2002. Other than clean-up calls, the Company does not hold any other interests in sold CMOs.

     CMO collateral and investments, net of related bonds, was $8.6 million at December 31, 2002, down from $17.3 million at year-end 2001. Included in this net investment are $3.7 million of remaining CMO collateral premiums (net of CMO bond premiums). Similar to premiums on other financial assets, CMO collateral and bond premiums are amortized to income as CMO collateral yield or bond expense adjustments based on both actual prepayments and lifetime prepayment assumptions (see "Effects of Interest Rate Changes").

REAL ESTATE HELD FOR LEASE

     On May 1, 2002 Capstead closed on its first direct investment in real estate, a portfolio of seven senior living properties in five states (the "Properties"). Six of the seven Properties are primarily independent senior living facilities wherein the operator of the facility provides the tenants little, if any, medical care. The smallest property in the portfolio, a skilled nursing facility, was sold in October 2002. No gain or loss was recognized on this transaction. The acquisition of the Properties is in keeping with the Company's strategy of making suitable real estate-related investments intended to produce attractive returns over the long term, with less sensitivity to changes in interest rates than most investments in residential mortgage-backed securities. The following table summarizes the properties acquired:

                                                                                                         YEAR
           PROPERTY                   LOCATION                       UNITS (a)        CCUPANCY (b)      OPENED
----------------------------     ------------------         ------------------------  -------------    --------
   Chambrel at Roswell              Roswell, GA                  280 (256 IL; 24 AL)       93.6%         1987
   Chambrel at Pinecastle           Ocala, FL                    161 (120 IL; 41 AL)       95.7          1987
   Chambrel at Island Lake          Longwood, FL                 269 (229 IL; 40 AL)       98.5          1985
   Chambrel at Montrose             Akron, OH                    168 (136 IL; 32 AL)       95.8          1987
   Chambrel at Williamsburg         Williamsburg, VA             255 (200 IL; 55 AL)       98.4          1987
   Chambrel at Club Hill            Garland, TX                  260 (192 IL; 68 AL)       91.2          1987
                                                            -----------------------
       Total                                                1,393 (1,133 IL; 260 AL)       95.5
                                                            =======================

(a) IL refers to Independent Living units and AL refers to Assisted Living units.

(b)  As of December 31, 2002.

                          CAPSTEAD MORTGAGE CORPORATION



     The aggregate purchase price of the Properties (after adjustment for the subsequent sale of the skilled nursing facility) was $139.7 million including the assumption by Capstead of $19.7 million of related mortgage debt and $101.1 million of tax-exempt bond debt. The Properties were acquired pursuant to a purchase contract negotiated by a subsidiary of Brookdale Living Communities, Inc. (collectively with its subsidiaries, "Brookdale"), and assigned to Capstead. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress Investment Group, LLC (together with its affiliates, "Fortress"). Fortress is Capstead's largest stockholder.

     Concurrent with the acquisition of the Properties, the Company entered into a long-term "net-lease" arrangement with Brookdale (the "Lease") under which Brookdale is responsible for the ongoing operation and management of the Properties. The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning at the end of five years, Brookdale will have the option of purchasing all of the Properties from Capstead at the greater of fair value or Capstead's original cost, after certain adjustments. Under the terms of the Lease, Brookdale is responsible for paying all expenses associated with operating the Properties, including real estate taxes, other government charges, insurance, utilities and maintenance, and an amount representing an attractive cash return on Capstead's equity in the Properties after payment of monthly debt service. After an initial three-month rent concession period, the cash return on Capstead's equity is expected to exceed 15% on an annualized basis and is subject to annual increases based upon increases (capped at 3%) in the Consumer Price Index. In keeping with Capstead's strategy of reinvesting a portion of its capital into investments that can produce attractive returns over the long term with less sensitivity to changes in interest rates, any future changes in monthly debt service requirements are the responsibility of Brookdale under the terms of the Lease (see "Risks Associated with Owning Real Estate").

UTILIZATION OF CAPITAL AND POTENTIAL LIQUIDITY

     The Company's utilization of capital and potential liquidity as of December 31, 2002 were as follows (in thousands):

                                                                                                      POTENTIAL
                                                                                     CAPITAL          LIQUIDITY
                                                   ASSETS           BORROWINGS       EMPLOYED            (a)
                                               --------------    --------------   --------------   --------------
Mortgage securities and similar investments:
   Agency Securities                           $    2,198,930    $    1,980,050   $      218,880   $      156,940
   Non-agency Securities                               85,290            37,677           47,613           43,398

   CMBS and other commercial loans                    147,299           127,929           19,370              277
                                               --------------    --------------   --------------   --------------
                                                    2,431,519         2,145,656          285,863          200,615
CMO collateral and investments                      1,083,421         1,074,779            8,642               --


Real estate held for lease                            137,122           120,400           16,722               --
                                               --------------    --------------   --------------   --------------
                                               $    3,652,062    $    3,340,835          311,227          200,615
                                               ==============    ==============
Other assets, net of other liabilities                                                   103,936           59,003  (b)
Fourth quarter common dividend                                                          (116,585)        (116,585) (c)
                                                                                  --------------   --------------
                                                                                  $      298,578   $      143,033
                                                                                  ==============   ==============

(a) Based on maximum borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of December 31, 2002 (see "Liquidity and Capital Resources).

(b)  Represents cash and cash equivalents.

(c) The fourth quarter common dividend was declared December 12, 2002 and paid January 21, 2003.

                          CAPSTEAD MORTGAGE CORPORATION


     The Company generally finances its mortgage securities and similar investments with investment banking firms with repurchase arrangements and similar borrowings (see "Liquidity and Capital Resources"). CMO collateral is pledged to secure CMO bonds. Real estate held for lease is financed by long-term borrowings. Liquidity is affected by, among other things, changes in market value of assets pledged under borrowing arrangements, principal prepayments and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of financial leverage will be dependent upon many factors, including the size and composition of the Company's investment portfolios (see "Liquidity and Capital Resources" and "Effects of Interest Rate Changes").

TAX CONSIDERATIONS OF COMMON DIVIDENDS

     Each common dividend distribution applicable to the 2002 tax year consists of 41.25% ordinary taxable income and 58.75% return of capital. This has been determined based on the ratio of Capstead's 2002 taxable income to total 2002 distributions applied to each 2002 common dividend distribution, including the $8.35 fourth quarter dividend declared in December 2002 and paid in January 2003. Stockholders receiving all $12.75 of 2002 common dividends received taxable income of $5.26 per share and return of capital distributions of $7.49 per share. Stockholders should reduce the tax cost basis of their shares by the amount of return of capital distributions received. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of common dividends received. The following table provides the tax characteristics of Capstead's common dividend distributions for the last three years:

                        COMMON                                                RETURN
                       DIVIDEND            CAPITAL           ORDINARY           OF
   TAX YEAR          DISTRIBUTIONS          GAIN *           INCOME *        CAPITAL *
----------------    ---------------     -------------      -----------      -----------
     2002              $12.75                --%              41.25%           58.75%
     2001               20.14                --               28.90            71.10
     2000                1.42                --               70.42            29.58


* The indicated characterization percentage is applicable to each quarterly or special common dividend received with respect to a given tax year (additional dividend characterization information is available at www.capstead.com).

                          CAPSTEAD MORTGAGE CORPORATION



                              RESULTS OF OPERATIONS

     Comparative net operating results (interest income or fee revenue, net of related interest expense and, in the case of real estate held for lease and CMO administration, related direct and indirect operating expense) by source were as follows (in thousands, except per share amounts):

                                                                           YEAR ENDED DECEMBER 31
                                                            ------------------------------------------------------
                                                                 2002                2001                2000
-------------------------------------------------------     --------------      --------------      --------------
Mortgage securities and similar investments:
   Agency Securities                                        $       91,769      $      102,181      $       36,626
   Non-agency Securities                                             4,270               5,458               6,900
   CMBS and other commercial loans                                   5,598               2,106               2,350
CMO collateral and investments                                      (1,976)               (366)             (1,441)
                                                            --------------      --------------      --------------
       Net margin on financial assets                               99,661             109,379              44,435
                                                            --------------      --------------      --------------
Real estate held for lease:
   Lease revenue after related interest expense                      3,420                  --                  --
   Real estate depreciation                                         (2,543)                 --                  --
                                                            --------------      --------------      --------------
       Net margin on real estate held for lease                        877                  --                  --
                                                            --------------      --------------      --------------
Other revenue (expense):
   Gain (loss) asset sales                                           4,725               7,956             (70,173)
   Impairment on financial assets                                       --                  --             (19,088)
   Severance charges                                                    --                  --              (3,607)
   CMO administration and other revenue                              2,429               3,705               3,484
   Management and affiliate incentive fee                           (5,986)             (9,422)               (389)
   Other operating expense                                          (5,583)             (5,342)             (6,148)
                                                            --------------      --------------      --------------
       Total other revenue (expense)                                (4,415)             (3,103)            (95,921)
                                                            --------------      --------------      --------------

Net income (loss)                                           $       96,123      $      106,276      $      (51,486)
                                                            ==============      ==============      ==============

Net income (loss) per share:
   Basic                                                    $         5.47      $         6.43      $        (6.59)
   Diluted                                                            4.85                5.68               (6.59)
   Operating *                                                        5.22                5.55                1.46

* Capstead reports operating income per common share calculated after excluding depreciation on real estate, gain (loss) on asset sales, impairment and severance charges incurred in June 2000, and the dilutive effects of the Series B preferred shares. As such, operating income represents a measure of the amount of funds generated by operations, which may, at the discretion of Capstead's Board of Directors, be used for reinvestment or distributed to common stockholders as dividends. Depreciation on real estate, although an expense deductible for federal income tax purposes and therefore an item that reduces Capstead's REIT distribution requirements, is added back to arrive at operating income because it is a noncash expense. Gains are excluded because they are considered non-operating in nature. Operating income per share excludes the dilutive effects of the Series B preferred shares because it is not economically advantageous to convert these shares at the current market prices of both the common shares and Series B preferred shares (see "Comparison of operating income and diluted income per share").

2002 COMPARED TO 2001

     The earning capacity of Capstead's financial asset portfolios is influenced by the overall size and composition of the portfolios, the relationship between short- and long-term interest rates (the "yield curve") and the extent the Company continues to invest its liquidity in these portfolios. During the past two years, the Company has not added significantly to these portfolios while runoff has been relatively high resulting in declining financial asset

                          CAPSTEAD MORTGAGE CORPORATION



portfolio balances. Financial assets that have been acquired during this time period have primarily consisted of adjustable-rate CMBS and other commercial loans, the earnings from which are less sensitive to changes in interest rates. In addition, in May 2002 the Company made its first direct investment in real estate that is net-leased on a long-term basis. Under the terms of the Lease, changes in interest rates on the related debt are the responsibility of the lessee. See "Financial Condition - Mortgage Securities and Similar Investments" and "Real Estate Held For Lease" for further discussion of the current operating environment and the Company's goals regarding redeploying capital made available by portfolio runoff.

     Net margins on financial assets and related financing spreads (the difference between yields earned on investments and the rates charged on related borrowings) continue to benefit from actions taken by the Federal Reserve during 2001 and again in November 2002 to lower short-term interest rates, which resulted in significantly lower interest rates on the Company's borrowings. However, lower interest rates have also led to declining yields on the Company's adjustable-rate assets and declining portfolio balances primarily caused by higher mortgage prepayment rates. Net margins and spreads are expected to continue declining as yields on the Company's ARM securities continue resetting lower and portfolio balances continue declining because of scheduled principal payments, maturities and relatively high mortgage prepayments (see "Effects of Interest Rate Changes").

     Agency Securities remained the primary contributor to operating results in 2002; however, the impact of lower yields and a significantly lower average outstanding portfolio led to lower results for 2002 despite lower borrowing rates. Yields for this portfolio averaged 5.16% during 2002 compared to 6.49% in 2001, while borrowing rates averaged 1.75% during 2002 compared to 4.18% in 2001. The average outstanding Agency Securities portfolio was $2.6 billion during 2002 compared to $4.0 billion during 2001.

     Similarly, Non-agency Securities contributed less to operating results during 2002 than in 2001. Yields for this portfolio (calculated including mortgage insurance costs) averaged 5.62% during 2002 compared to 7.58% in 2001, while borrowing rates averaged 1.87% in 2002 compared to 3.21% in 2001. The average outstanding portfolio was $91 million during 2002 compared to $87 million in 2001.

     CMBS and other commercial loans contributed more to operating results during 2002 than in 2001 primarily because of $200 million in portfolio additions since the fourth quarter of 2001. The average outstanding portfolio was $192 million during 2002 compared to $77 million in 2001. The portfolio yielded 4.97% during 2002 while borrowing rates averaged 2.44% producing a financing spread of 2.53%. This compares with yields of 6.46% and borrowing rates of 4.47% for a spread of 1.99% in 2001. Because this portfolio currently consists of adjustable-rate assets secured by borrowings with similar interest rate adjustment features, future changes in short-term interest rates should have little effect on financing spreads (see "Effects of Interest Rate Changes").

     CMO collateral and investments contributed less to operating results primarily because of higher prepayments on the underlying pledged CMO collateral. In addition, the portfolio has declined with the exercise of clean-up calls in which the Company has retired related bonds and either sold released CMO collateral for gains or held it as Non-agency Securities. Without the issuance of CMOs in which the Company retains residual interests, or the acquisition of other CMO investments, this portfolio is not expected to provide a positive return on capital employed in future periods other than the potential for gains on sale of released CMO collateral (see "Financial Condition - CMO Collateral and Investments").

                          CAPSTEAD MORTGAGE CORPORATION



     Real estate held for lease results reflect ownership of senior living facilities since May 1, 2002. Revenue recognized through July 2002 consisted of accruals under a three-month rent concession. Cash lease payments began in August 2002 (see "Financial Condition - Real Estate Held for Lease" and "Risks Associated with Owning Real Estate").

     Gain on asset sales in 2002 reflects the sale of fixed-rate CMO collateral released from related CMOs pursuant to clean-up calls. In addition, a $15 million participation in a one-year secured commercial loan was sold for a gain of $1.9 million shortly after acquisition. This gain effectively accelerated into 2002 much of what would have been earned on this particular investment had it been held to maturity.

     CMO administration revenue continues to trend lower primarily because a declining portfolio of CMOs for which the Company provides administrative services. As these CMOs pay down, related fee income is expected to decline. Although earnings from overnight investments were significantly less in 2002, other revenue benefited from better than anticipated settlements of liabilities related to the Company's 1998 sale of its servicing operation.

     Management and affiliate incentive fee reflects the Company's performance against predetermined benchmarks established by members of the Board of Directors that are independent of Fortress (see "NOTE 2" to the accompanying consolidated financial statements).

2001 COMPARED TO 2000

     Net margins on financial assets and financing spreads benefited in 2001 from lower short-term interest rates, which resulted in lower interest rates on the Company's borrowings. Yields on ARM securities steadily increased during 2000 and peaked in early 2001 before beginning to reset lower. In addition, lower interest rates spurred higher levels of mortgage prepayments which reduced the overall size of the Company's investment portfolios. Yields also benefited from the sale or designation for sale of nearly all of the Company's fixed-rate and medium-term securities during 2000 and the subsequent acquisition of over $2.3 billion of ARM Agency Securities with the proceeds from these sales.

     Agency Securities contributed more to operating results during 2001 than in 2000 because of the improvements in financing spreads discussed above, despite a smaller average outstanding portfolio in 2001. Yields for this portfolio averaged 6.49% during the year, compared to 6.59% in 2000, while average borrowing rates were 4.18% compared to 6.30% in 2000. Average yields peaked during the first quarter of 2001 at 7.02% then declined to 5.87% by the fourth quarter. The Agency Securities portfolio averaged $4.0 billion in size during 2001, compared to $5.0 billion in 2000.

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

                          CAPSTEAD MORTGAGE CORPORATION



     CMO collateral and investments results continue to diminish as the related CMO securitizations continue to runoff or are redeemed pursuant to clean-up calls.

     Gain on asset sales reflects sales of $117 million of fixed-rate released CMO collateral and the sale of $451 million of medium-term Agency Securities.

     CMO administration revenue was lower in 2001 primarily because a declining portfolio of CMOs for which Capstead provides administrative services. Other revenue benefited from investing excess liquidity in short-term investments to take advantage of positive spreads between interest rates on overnight investments and short-term borrowing rates. The management and affiliate incentive fee for 2001 reflects the Company's performance against predetermined benchmarks established by members of the Board of Directors that are independent of Fortress. Other operating expenses were less in 2001 reflecting fewer employees and lower administrative and systems-related costs.

                         LIQUIDITY AND CAPITAL RESOURCES

     Capstead's primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on mortgage securities and similar investments. Other sources of funds include proceeds from other borrowing arrangements, proceeds from asset sales, payments received on real estate held for lease, and excess cash flows on CMO collateral and investments. The Company generally uses its liquidity to pay down borrowings to reduce borrowing costs. The table included under "Financial Condition - Utilization of Capital and Potential Liquidity" illustrates additional funds potentially available to the Company as of December 31, 2002. The Company currently believes that it has ample liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for Capstead's continued qualification as a REIT. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

     Borrowings under repurchase arrangements secured by Agency Securities and Non-agency Securities generally have maturities of less than 31 days. These borrowings totaled approximately $2.0 billion at December 31, 2002. Capstead has uncommitted repurchase facilities with investment banking firms to finance these investments, subject to certain conditions. Interest rates on these borrowings are generally based on 30-day London Interbank Offered Rate ("LIBOR") rates and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries (see "Effects of Interest Rate Changes").

     Borrowings under repurchase arrangements with investment banking firms secured by CMBS and from commercial banks secured by investments in commercial loans more closely match the interest rate adjustment features of these investments such that the Company anticipates it can earn more consistent financing spreads and, as a result, experience less interest rate volatility than experienced with investments in Agency Securities. These borrowings, which generally have longer initial maturities than borrowings secured by Agency Securities and may feature renewal options, totaled approximately $128 million at

                          CAPSTEAD MORTGAGE CORPORATION


December 31, 2002. Should Capstead make significant additional investments in credit-sensitive assets, it is anticipated that it will attempt to lessen interest rate volatility in a similar fashion or through the use of derivative financial instruments ("Derivatives") such as interest rate swaps (see "Effects of Interest Rate Changes" and "Risks Associated With Credit-Sensitive Investments").

     CMO borrowings totaled approximately $1.1 billion at December 31, 2002 and are secured by CMO collateral pledged to the related indentures. As such, recourse is limited to this collateral and therefore has a limited impact on Capstead's liquidity and capital resources. The maturity of each CMO series is affected by mortgage prepayments and clean-up calls.

     With its acquisition of senior living properties during the second quarter of 2002, Capstead assumed approximately $20 million in long-term mortgage financing from a commercial bank and $101 million in tax-exempt bond debt. In November 2002 the tax-exempt bonds were refunded with the proceeds from issuing new 30-year adjustable-rate tax-exempt bonds (see "Financial Condition - Real Estate Held For Lease").

                        EFFECTS OF INTEREST RATE CHANGES

INTEREST RATE SENSITIVITY ON OPERATING RESULTS

     The Company performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All financial assets and Derivatives held are included in this analysis. The sensitivity of components of Other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. Because under the terms of the Lease, Brookdale is responsible for changes in related debt service requirements, earnings from the Company's investment in net-leased real estate are generally not affected by changes in interest rates. The model incorporates management assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for purposes of amortizing investment and liability premiums and discounts. These assumptions are developed through a combination of historical analysis and future expected pricing behavior. As of December 31, 2002 and 2001, Capstead had the following estimated earnings sensitivity profile (dollars in thousands):

                                             10-YEAR
                                 30-DAY       U.S.
                                 LIBOR      TREASURY
                                 RATE         RATE                         IMMEDIATE CHANGE IN:*
--------------------------       ------    ---------- ------------------------------------------------------------
30-day LIBOR rate                                         Down 1.00%       Down 1.00%         Flat        Up 1.00%
10-year U.S. Treasury rate                                Down 1.00%         Flat           Up 1.00%      Up 1.00%
Projected 12-month
   earnings change:**
   December 31, 2002               1.38%        3.82%     $   8,484         $11,817          $2,490       $(9,665)
   December 31, 2001               1.87         5.05         12,380          18,023           3,196       (14,771)

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

                          CAPSTEAD MORTGAGE CORPORATION



     Income simulation modeling is the primary tool used to assess the direction and magnitude of changes in net margins on financial assets resulting from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, changes in market conditions, and management's financial capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

GENERAL DISCUSSION OF EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates may affect Capstead's earnings in various ways. Earnings currently depend, in part, on the difference between the interest received on mortgage securities and similar investments, and the interest paid on related borrowings, which are generally based on 30-day LIBOR. The resulting financing spread may be reduced or even turn negative in a rising short-term interest rate environment. Because the mortgage securities and similar investments portfolio consists primarily of ARM securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on the underlying ARM loans, which reset periodically based on underlying indices (generally one-year CMT rates). Since only a portion of the ARM loans underlying these securities reset each month, and the terms of an ARM loan generally limit the amount of such increases during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying loans contributing to lower or even negative financing spreads. At other times, declines in these indices during periods of relatively low short-term interest rates will negatively effect yields on ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, earnings could be adversely affected. The Company may invest in Derivatives from time to time as a hedge against rising interest rates on a portion of its short-term borrowings. At December 31, 2002, the Company did not own any Derivatives for this purpose.

     Another effect of changes in interest rates is that as long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities and similar investments generally increases. During periods of relatively low interest rates, prolonged periods of high prepayments can significantly reduce the expected life of these investments; therefore, the actual yields realized can be lower due to faster amortization of premiums. Further, to the extent the proceeds of prepayments are not reinvested or cannot be reinvested at a rate of interest at least equal to the rate previously earned on that capital, earnings may be adversely affected. There can be no assurance that suitable investments at attractive pricing will be available on a timely basis to replace runoff as it occurs or that the current composition of investments (consisting primarily of ARM Agency Securities) will be maintained.

     A change in interest rates also impacts earnings recognized from CMO collateral and investments, which currently consist primarily of fixed-rate CMO residuals. During periods of relatively low mortgage interest rates, prepayments on the underlying mortgage loans generally will be higher, accelerating the amortization of collateral and bond premiums.

                          CAPSTEAD MORTGAGE CORPORATION



Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO residual because of an increase in time over which the Company receives positive net cash flows and can amortize remaining collateral and bond premiums.

     Capstead periodically sells assets, which may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as asset values fluctuate with changes in interest rates. At other times, asset sales may become prudent to shift the Company's investment focus. During periods of rising interest rates or contracting market liquidity, asset values can decline leading to increased margin calls, reducing the Company's liquidity. A margin call means that a lender requires a borrower to pledge additional collateral to re-establish the agreed-upon ratio of the value of the collateral to the amount of the borrowing. If the Company is unable or unwilling to pledge additional collateral, lenders can liquidate the collateral under adverse market conditions, likely resulting in losses.

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

     Credit-sensitive residential mortgage assets differ from commercial mortgage assets in several important ways yet can still carry substantial credit risk. Residential mortgage securities typically are secured by smaller loans to more obligors than CMBS, thus spreading the risk of mortgagor default. However, most of the mortgages supporting credit-sensitive residential securities are made to homeowners that do not qualify for Agency loan programs

                          CAPSTEAD MORTGAGE CORPORATION



for reasons including loan size, financial condition, or work or credit history that may be indicative of higher risk of default than loans qualifying for such programs. As with commercial mortgages, in instances of default the Company may incur losses if proceeds from sales of the underlying residential collateral are less than the unpaid principal balances of the residential mortgage loans and related foreclosure costs. However, with residential mortgages this risk may be mitigated by various forms of credit enhancements including, but not limited to, primary mortgage insurance.

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

     The availability of capital from external sources to finance investments in credit-sensitive commercial and residential mortgage assets may be diminished during periods of mortgage finance market illiquidity. Additionally, if market conditions deteriorate resulting in substantial declines in value of these assets, sufficient capital may not be available to support the continued ownership of such investments, requiring these assets to be sold at a loss.

                    RISKS ASSOCIATED WITH OWNING REAL ESTATE

     The direct ownership of commercial real estate involves a number of risks. With its first acquisition of real estate, Capstead has attempted to mitigate these risks by entering into a long-term 'net-lease' arrangement whereby the lessee is responsible for the ongoing operation and management of the properties and for paying all expenses associated with the operation of the properties. Although reduced by this net-lease arrangement, risks of ownership remain, including:

o The risk that changes in economic conditions or real estate markets may adversely affect the value of the properties.

o During inflationary periods, which are generally accompanied by rising interest rates, increases in operating costs and borrowing rates may be greater than increases in lessee revenues from operating properties. Over an extended period of time, this could result in lessee defaults.

o The risk that a deterioration of local conditions could adversely affect the ability of a lessee to profitably operate a property. For instance, an oversupply of senior living properties could hamper the leasing of senior living units at favorable rates. This could ultimately affect the value of the properties.

o Changes in tax, zoning or other laws could make properties less attractive or less profitable.

                          CAPSTEAD MORTGAGE CORPORATION



o An owner cannot be assured that lessees will elect to renew their leases when the terms expire. If a lessee does not renew its lease or otherwise defaults on its lease obligations, there is no assurance the owner can obtain a substitute lessee on acceptable terms. If the owner cannot obtain another qualified operator to lease a property, the owner may be required to modify the property for a different use, which may involve significant capital expenditures and delays in re-leasing the property.

o The risk that lessees will not perform under their leases, reducing the owner's income from the leases or requiring the owner to assume costs (such as real estate taxes, insurance, utilities and maintenance) that are the lessees' responsibility under net-leases. In the case of special-purpose real estate such as senior living facilities, compliance with licensing requirements could complicate or delay the transfer of operational control of such properties. This could lead to a significant cash flow burden for the owner to service the debt and otherwise maintain the properties.

o Net-leases generally require the lessee to carry comprehensive liability, casualty, workers' compensation and rental loss insurance. The required coverage is typical of the type, and amount, customarily obtained by an owner of similar properties. However, there are some types of losses, such as catastrophic acts of nature, for which insurance cannot be obtained at a commercially reasonable cost. If there is an uninsured loss or a loss in excess of insurance limits, the owner could lose both the revenues generated by the affected property and the capital invested in the property. The owner would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property.

o Investments in real estate are subject to various federal, state and local regulatory requirements including the Americans with Disabilities Act (the "ADA"). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, and damage awards to private parties and additional capital expenditures to remedy noncompliance. Existing requirements may change and compliance with future requirements may involve significant unanticipated expenditures. Although typically these expenditures would be the responsibility of the lessee under the terms of net-leases, if lessees fail to perform these obligations, the owner may be required to do so.

o Under federal, state and local environmental laws, the owner may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at its properties, regardless of its knowledge or actual responsibility, simply because of current or past ownership of the real estate. If unidentified environmental problems arise, the owner may have to make substantial payments, which could adversely affect cash flow and the ability to make distributions to stockholders. This is so because:

     1. The owner may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination.

     2. The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination. Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs.

                          CAPSTEAD MORTGAGE CORPORATION



     3. Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

     In investigating the acquisition of real estate, environmental studies are typically performed to establish the existence of any contamination. In addition, net-leases generally require lessees to operate properties in compliance with environmental laws and to indemnify the owner against environmental liability arising from the operation of such properties.

o An owner may desire to sell a property in the future because of changes in market conditions or poor lessee performance or to avail itself of other opportunities. An owner may also be required to sell a property in the future to meet debt obligations or avoid a default. Unlike investments in mortgage securities, real estate cannot always be sold quickly, and there can be no assurance that the properties can be sold at a favorable price or that a prospective buyer will view existing lease or operating arrangements favorably. In addition, a property may require restoration or modification before it is sold.


                                      OTHER


CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of financial condition and results of operations is based upon Capstead's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that can affect the reported amounts of assets, liabilities (including contingencies), revenues and expenses as well as related disclosures. These estimates are based on available internal and market information and appropriate valuation methodologies believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the expected useful lives and carrying values of assets and liabilities which can materially affect the determination of net income and book value per common share. Actual results may differ from these estimates under different assumptions or conditions.

     Management believes the following are critical accounting policies in the preparation of Capstead's consolidated financial statements that involve the use of estimates requiring considerable judgment:

o Amortization of Premiums and Discounts on Financial Assets and Borrowings - Premiums and discounts on financial assets and borrowings are recognized in earnings as adjustments to interest income or interest expense by the interest method over the estimated lives of the related assets or borrowings. For most of Capstead's financial assets, and for its CMO borrowings, estimates and judgments related to future levels of mortgage prepayments are critical to this determination (see "Effects of Interest Rate Changes").

o Fair Value and Impairment Accounting for Financial Assets - Most of Capstead's mortgage securities and similar investments portfolio and a small portion of its CMO collateral and investments portfolio are classified as held available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in

                          CAPSTEAD MORTGAGE CORPORATION



     stockholders' equity as a component of Accumulated other comprehensive income. As such, these unrealized gains and losses enter into the calculation of book value per common share. Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of an individual asset below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in Other revenue (expense) as an impairment charge. Considerable judgment is required interpreting market data to develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity (see "NOTE 10" to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets, "Financial Condition - Risks of Interest Rate Changes" and "- Risks Associated with Credit-Sensitive Investments").

o Depreciation and Impairment Accounting for Real Estate held for Lease - Real estate is carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of buildings, equipment and fixtures. If a significant adverse event or change in circumstances occurs, management would assess if the values of the Company's real estate properties have become impaired. If estimated operating cash flows (undiscounted and without interest charges) of a property over its remaining useful life are less than its net carrying value, the difference between net carrying value and fair value would be included in Other revenue (expense) as an impairment charge. Considerable judgment is required in determining useful lives of components of real estate properties and in estimating operating cash flows, particularly during periods of changing circumstances (see "Risks Associated with owning Real Estate").

FORWARD LOOKING STATEMENTS

     This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. Relative to the Company's investments in financial assets, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. Relative to direct investments in real estate, these factors may include, but are not limited to, lessee performance under lease agreements, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs.

COMPARISON OF OPERATING INCOME AND DILUTED INCOME (LOSS) PER SHARE

     The following table compares the calculation of operating income and operating income per common share to net income (loss) and diluted net income
(loss) per share (in thousands, except per share amounts):

                                                                        YEAR ENDED DECEMBER 31
                                      ------------------------------------------------------------------------------------------
                                                  2002                           2001                          2000
                                      ----------------------------   ----------------------------   ----------------------------
                                       OPERATING         DILUTED      OPERATING         DILUTED      OPERATING         DILUTED
                                      -----------      -----------   -----------      -----------   -----------      -----------
Net income (loss)                     $    96,123      $    96,123   $   106,276      $   106,276   $   (51,486)     $   (51,486)
Adjustments for:
   Depreciation on real estate              2,543               --            --               --            --               --
   Gain (loss) on asset sales              (4,725)              --        (7,956)              --        70,173               --
   Impairment and severance
     charges                                   --               --            --               --        22,695               --
   Series B preferred dividends           (19,954)              --       (19,961)          (9,981)      (20,322)         (20,322)

   Other preferred dividends                   --               --            --               --            --           (3,938)
                                      -----------      -----------   -----------      -----------   -----------      -----------
                                      $    73,987      $    96,123   $    78,359      $    96,295   $    21,060      $   (75,746)
                                      ===========      ===========   ===========      ===========   ===========      ===========

Weighted average common
   shares outstanding                      13,858           13,858        13,351           13,351        11,487           11,487
Net effect of dilutive securities:
   Preferred B shares                          --            5,652            --            2,827            --               --
   Stock options and other
     preferred shares                         317              317           778              778         2,900               --
                                      -----------      -----------   -----------      -----------   -----------      -----------
                                           14,175           19,827        14,129           16,956        14,387           11,487
                                      ===========      ===========   ===========      ===========   ===========      ===========

                                      $      5.22      $      4.85   $      5.55      $      5.68   $      1.46      $     (6.59)
                                      ===========      ===========   ===========      ===========   ===========      ===========