Form 10-K, Exhibit 13
period 2003-12-31
CAPSTEAD MORTGAGE CORP
filed 2004-03-08
CIK 766701

                                                                      EXHIBIT 13



                          CAPSTEAD MORTGAGE CORPORATION

                                 PORTIONS OF THE

                          ANNUAL REPORT TO STOCKHOLDERS

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                         Report of Independent Auditors

                                        3

                      Consolidated Statements of Operations

                                        4

                           Consolidated Balance Sheets

                                        5

               Consolidated Statements of Stockholders' Equity and
                      Preferred Stock Subject to Repurchase

                                        6

                      Consolidated Statements of Cash Flows

                                        7

                   Notes to Consolidated Financial Statements

                                        8

                             Selected Financial Data

                                       28

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

                                       29

                                    Directors

                                       49

                                    Officers

                          CAPSTEAD MORTGAGE CORPORATION

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Capstead Mortgage Corporation

     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and preferred stock subject to repurchase, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                            /s/ Ernst & Young LLP

Dallas, Texas
January 28, 2004

                          CAPSTEAD MORTGAGE CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    (In thousands, except per share amounts)

                                                            YEAR ENDED DECEMBER 31
                                                     ------------------------------------
                                                        2003         2002         2001
-----------------------------------------------------------------------------------------
INTEREST INCOME:
   Mortgage securities and similar investments       $   85,343   $  150,302   $  274,480
   CMO collateral and investments                        34,101      114,353      198,216
                                                     ----------   ----------   ----------
       Total interest income                            119,444      264,655      472,696
                                                     ----------   ----------   ----------
INTEREST AND RELATED EXPENSE:
   Repurchase arrangements and similar borrowings        24,606       48,329      164,422
   CMO borrowings                                        33,926      116,069      197,905
   Mortgage insurance and other                             392          596          990
                                                     ----------   ----------   ----------
       Total interest and related expense                58,924      164,994      363,317
                                                     ----------   ----------   ----------

         Net margin on financial assets                  60,520       99,661      109,379
                                                     ----------   ----------   ----------

REAL ESTATE LEASE INCOME                                 10,028        8,170            -
                                                     ----------   ----------   ----------

REAL ESTATE-RELATED EXPENSE:
   Interest                                               4,327        4,750            -
   Depreciation                                           3,708        2,543            -
                                                     ----------   ----------   ----------
     Total real estate-related expense                    8,035        7,293            -
                                                     ----------   ----------   ----------
       Net margin on real estate held for lease           1,993          877            -
                                                     ----------   ----------   ----------

OTHER REVENUE (EXPENSE):
   Gain on asset sales and CMO redemptions                4,560        4,725        7,956
   CMO administration and other                           1,784        2,429        3,705
   Incentive fee paid to former affiliate                  (500)      (4,982)      (8,133)
   Other operating expense                               (7,698)      (6,587)      (6,631)
                                                     ----------   ----------   ----------
       Total other revenue (expense)                     (1,854)      (4,415)      (3,103)
                                                     ----------   ----------   ----------

NET INCOME                                           $   60,659   $   96,123   $  106,276
                                                     ==========   ==========   ==========

Net income                                           $   60,659   $   96,123   $  106,276
Less cash dividends paid on preferred stock             (20,273)     (20,362)     (20,446)
                                                     ----------   ----------   ----------

Net income available to common stockholders          $   40,386   $   75,761   $   85,830
                                                     ==========   ==========   ==========

Net income per common share:
   Basic                                             $     2.89   $     5.47   $     6.43
   Diluted                                                 2.60         4.85         5.68

See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                    (In thousands, except per share amounts)

                                                                                           DECEMBER 31
                                                                                   ---------------------------
                                                                                       2003           2002
--------------------------------------------------------------------------------------------------------------
ASSETS
   Mortgage securities and similar investments
     ($2.0 billion pledged under repurchase arrangements)                          $  2,195,117   $  2,431,519
   CMO collateral and investments                                                       167,571      1,083,421
                                                                                   ------------   ------------
                                                                                      2,362,688      3,514,940
   Real estate held for lease, net of accumulated depreciation                          133,414        137,122
   Receivables and other assets                                                          41,880         55,863
   Cash and cash equivalents                                                             16,340         59,003
                                                                                   ------------   ------------

                                                                                   $  2,554,322   $  3,766,928
                                                                                   ============   ============

LIABILITIES
   Repurchase arrangements and similar borrowings                                  $  1,975,178   $  2,145,656
   Collateralized mortgage obligations ("CMOs")                                         166,807      1,074,779
   Borrowings secured by real estate                                                    120,206        120,400
   Incentive fee payable to former affiliate                                                  -          4,982
   Common stock dividend payable                                                          8,829        116,585
   Accounts payable and accrued expenses                                                  6,264          5,948
                                                                                   ------------   ------------
                                                                                      2,277,284      3,468,350
                                                                                   ------------   ------------

STOCKHOLDERS' EQUITY
   Preferred stock - $0.10 par value; 100,000 authorized $1.60 Cumulative
     Preferred Stock, Series A,
       211 and 219 shares issued and outstanding at
       December 31, 2003 and 2002, respectively
       ($3,468 aggregate liquidation preference)                                          2,956          3,058
     $1.26 Cumulative Convertible Preferred Stock, Series B, 15,819 and 15,820
       shares issued and outstanding at December 31, 2003 and 2002, respectively
       ($180,025 aggregate liquidation preference)                                      176,707        176,708
   Common stock - $0.01 par value; 100,000 shares authorized;
     14,015 and 13,962 shares issued and outstanding at
     December 31, 2003 and 2002, respectively                                               140            140
   Paid-in capital                                                                      456,198        458,919
   Accumulated deficit                                                                 (387,718)      (387,718)
   Accumulated other comprehensive income                                                28,755         47,471
                                                                                   ------------   ------------
                                                                                        277,038        298,578
                                                                                   ------------   ------------

                                                                                   $  2,554,322   $  3,766,928
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

                          CAPSTEAD MORTGAGE CORPORATION

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                      PREFERRED STOCK SUBJECT TO REPURCHASE

                    (In thousands, except per share amounts)

                                         PREFERRED                                                    ACCUMULATED
                                           STOCK                                                         OTHER          TOTAL
                                         SUBJECT TO   PREFERRED    COMMON   PAID-IN     ACCUMULATED  COMPREHENSIVE   STOCKHOLDERS'
                                         REPURCHASE     STOCK      STOCK    CAPITAL       DEFICIT        INCOME         EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001               $   25,210   $ 182,240    $  126  $ 740,740   $   (396,882)  $     19,445   $    545,669
   Net income                                     -           -         -          -        106,276              -        106,276
   Other comprehensive income                     -           -         -          -              -         32,509         32,509
   Cash dividends:
     Common - regular
       ($5.54 per share)                          -           -         -          -        (76,666)             -        (76,666)
     Common - special
       ($14.60 per share)                         -           -         -   (201,236)             -              -       (201,236)
     Preferred                                    -           -         -          -        (20,446)             -        (20,446)
   Conversion of preferred stock            (25,210)     (1,458)       14     26,654              -              -         25,210
   Additions to capital                           -           -         1        731              -              -            732
   Capital stock repurchases                      -           -        (2)    (7,318)             -              -         (7,320)
                                         ----------   ---------    ------  ---------   ------------   ------------   ------------
BALANCE AT DECEMBER 31, 2001                      -     180,782       139    559,571       (387,718)        51,954        404,728
   Net income                                     -           -         -          -         96,123              -         96,123
   Other comprehensive loss                       -           -         -          -              -         (4,483)        (4,483)
   Cash dividends:
     Common - regular
       ($5.56 per share)                          -           -         -     (1,607)       (75,761)             -        (77,368)
     Common - special
       ($7.19 per share)                          -           -         -   (100,389)             -              -       (100,389)
     Preferred                                    -           -         -          -        (20,362)             -        (20,362)
   Conversion of preferred stock                  -      (1,016)        1      1,015              -              -              -
   Additions to capital                           -           -         -        329              -              -            329
                                         ----------   ---------    ------  ---------   ------------   ------------   ------------
BALANCE AT DECEMBER 31, 2002                      -     179,766       140    458,919       (387,718)        47,471        298,578
                                                                                                                     ------------
   Net income                                     -           -         -          -         60,659              -         60,659
   Other comprehensive loss:
     Change in unrealized loss on cash
       flow hedge, net                            -           -         -          -              -           (371)          (371)
     Change in unrealized gain on debt
       securities, net                            -           -         -          -              -        (18,345)       (18,345)
                                                                                                                     ------------
   Comprehensive income                                                                                                    41,943
   Cash dividends:
     Common - regular
       ($3.10 per share)                          -           -         -     (3,018)       (40,386)             -        (43,404)
     Preferred                                    -           -         -          -        (20,273)             -        (20,273)
   Conversion of preferred stock                  -        (103)        -        103              -              -              -
   Additions to capital                           -           -         -        194              -              -            194
                                         ----------   ---------    ------  ---------   ------------   ------------   ------------
BALANCE AT DECEMBER 31, 2003             $        -   $ 179,663    $  140  $ 456,198   $   (387,718)  $     28,755   $    277,038
                                         ==========   =========    ======  =========   ============   ============   ============

See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                             YEAR ENDED DECEMBER 31
                                                                   ------------------------------------------
                                                                       2003           2002           2001
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                      $     60,659   $     96,123   $    106,276
   Noncash items:
     Amortization of discount and premium                                11,088         22,936         31,263
     Depreciation and other amortization                                  4,868          4,081          1,223
     Recognition of rent abatement                                          101         (3,223)             -
   Gain on asset sales and CMO redemptions                               (4,560)        (4,725)        (7,956)
   Change in incentive fee payable to former affiliate                   (4,982)        (3,151)         8,133
   Net change in receivables, other assets, accounts payable and
     accrued expenses                                                    15,865          1,429         (2,252)
                                                                   ------------   ------------   ------------
         Net cash provided by operating activities                       83,039        113,470        136,687
                                                                   ------------   ------------   ------------
INVESTING ACTIVITIES:
   Purchases of mortgage securities and similar investments            (518,090)      (184,176)      (226,557)
   Purchase of real estate                                                    -        (18,828)             -
   Principal collections on mortgage securities and similar
     Investments                                                        870,583      1,134,295      1,705,893
   Proceeds from asset sales                                            125,020         97,003        576,554
   CMO collateral:
     Principal collections                                              641,041      1,131,708        758,423
     Decrease in accrued interest receivable                              3,647          7,028          5,808
                                                                   ------------   ------------   ------------
         Net cash provided by investing activities                    1,122,201      2,167,030      2,820,121
                                                                   ------------   ------------   ------------
FINANCING ACTIVITIES:
   Net decrease in repurchase arrangements and similar
     Borrowings                                                        (170,478)    (1,061,412)    (1,697,564)
   Increase (decrease) in borrowings secured by real estate:
     Issuance of borrowings                                                   -        100,841              -
     Principal payments on borrowings                                      (194)      (101,278)             -
   CMO borrowings:
     Principal payments on securities                                  (901,018)    (1,168,682)      (862,311)
     Decrease in accrued interest payable                                (4,847)        (6,468)        (5,515)
   Capital stock transactions                                                67            189       (207,960)
   Dividends paid                                                      (171,433)      (102,327)       (81,628)
                                                                   ------------   ------------   ------------
         Net cash used in financing activities                       (1,247,903)    (2,339,137)    (2,854,978)
                                                                   ------------   ------------   ------------
Net change in cash and cash equivalents                                 (42,663)       (58,637)       101,830
Cash and cash equivalents at beginning of year                           59,003        117,640         15,810
                                                                   ------------   ------------   ------------
Cash and cash equivalents at end of year                           $     16,340   $     59,003   $    117,640
                                                                   ============   ============   ============

See accompanying notes to consolidated financial statements.

                          CAPSTEAD MORTGAGE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2003

                               NOTE 1 -- BUSINESS

Capstead Mortgage Corporation (together with its subsidiaries, "Capstead" or the "Company") operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments primarily consist of, but are not limited to, financial assets, specifically residential adjustable-rate mortgage ("ARM") securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). Capstead has also made limited investments in credit-sensitive commercial real estate-related assets, including the direct ownership of real estate. Management believes that such investments, when available at favorable prices and combined with the prudent use of leverage, can produce attractive risk-adjusted returns over the long term with relatively low sensitivity to changes in interest rates.

     The earning capacity of Capstead's financial asset portfolios is influenced by the overall size and composition of the portfolios, the relationship between short- and long-term interest rates (the "yield curve") and the extent the Company continues to invest its liquidity in these portfolios. Although having moderated considerably during the fourth quarter of 2003 and into early 2004, runoff caused by mortgage prepayments remains a significant challenge to earnings generated by these portfolios. To the extent the proceeds of mortgage prepayments and other maturities are not reinvested or cannot be reinvested at a rate of return on invested capital at least equal to the return earned on previous investments, earnings and common dividends may decline.

                          NOTE 2 -- ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its subsidiaries, including certain finance and real estate subsidiaries. Intercompany balances and transactions have been eliminated. Substantially all of the assets of the finance subsidiaries are pledged to secure collateralized mortgage obligations ("CMOs") and are not available for the satisfaction of general claims of Capstead. Similarly, real estate held for lease and related assets are owned by real estate subsidiaries and pledged to secure related borrowings. Capstead has no responsibility for CMOs or borrowings secured by real estate beyond the assets pledged as collateral.

USE OF ESTIMATES

     The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of premiums and discounts on mortgage assets and CMOs is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest

                          CAPSTEAD MORTGAGE CORPORATION

rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings. Similarly, depreciation on real estate is based on estimates of the useful lives of buildings, equipment and fixtures, which could be affected by significant adverse events or changes in circumstances and potentially lead to impairment charges.

     Estimated fair values of debt securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. Accordingly, estimates of fair value as of the balance sheet dates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect Accumulated other comprehensive income in stockholders' equity and the calculation of incentive fees.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

FINANCIAL ASSETS

     Financial assets held in the form of asset-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase and periodically reevaluates such designation. Debt securities may be classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses reported as a separate component of Accumulated other comprehensive income in stockholders' equity. Financial assets held in the form of whole loans are carried at their unpaid principal balances, net of unamortized discount or premium. The Company may from time to time hold loans for sale. Such loans are carried at the lower of cost or market on an aggregate basis. Transfers from loans for sale to loans for investment are recorded at the lower of cost or market.

     Interest is recorded as income when earned. Premiums and discounts are recognized as adjustments to Interest income by the interest method over the life of the related financial asset. Realized gains and losses are included in Other revenue (expense). The cost of financial assets sold is based on the specific identification method. Unrealized gains and losses are not amortized to income; however, if a decline in fair value of an individual financial asset below amortized cost basis occurs that is determined to be other than temporary, the difference between amortized cost and fair value is included in Other revenue (expense) as an impairment charge. No impairment charges on financial assets have been recorded during the three years ended December 31, 2003.

REAL ESTATE HELD FOR LEASE

     Land, buildings, equipment and fixtures are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets (40 years for buildings and five years for equipment and fixtures). Should a significant adverse event or change in circumstances occur, the values of real estate

                          CAPSTEAD MORTGAGE CORPORATION

properties will be assessed for impairment. A property is considered impaired only if estimated operating cash flows (undiscounted and without interest charges) over its remaining useful life are less than net carrying value. If impaired, the difference between net carrying value and fair value would be included in Other revenue (expense) as an impairment charge. No impairment charges have been recorded during the period from May 2002 (acquisition date of the Company's first direct investment in real estate - see NOTE 6) through December 31, 2003.

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

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company may from time to time acquire derivative financial instruments ("Derivatives") for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on financial assets or various other Derivatives available in the marketplace that are compatible with the Company's risk management objectives. The Company has made limited use of Derivatives during the three years ended December 31, 2003.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") requires the recognition of Derivatives as assets or liabilities on the balance sheets and measurement of those instruments at fair value. The Company adopted SFAS 133 on January 1, 2001 and recognized in Other comprehensive income (loss) as cash flow hedge instruments certain call rights on securitizations previously issued by the Company that were originally accounted for as sales. These call rights, which were subsequently all exercised, allowed Capstead to acquire a modest amount of ARM securities at par value. The fair value of these call rights was based on the discounted fair value of the related ARM securities in excess of par, less transaction costs. As such, changes in the value of the call rights were 100% correlated to changes in value of the ARM securities, excluding the effects of time value, which were recorded in Other revenue (expense). Upon exercise, the ARM securities were recorded at par and the value of the related call right was reclassified as an investment premium and amortized to Interest income as a yield adjustment. The related amount recorded in Accumulated other comprehensive income is also amortized to Interest income concurrently with the loan premium.

     Included in Receivables and other assets are interest rate caps acquired in connection with the 2002 assumption and subsequent refinancing of tax-exempt bonds secured by real estate held for lease (see NOTE 9). Changes in value of the caps are considered 100% correlated to changes in expected future cash flows of the variable-rate bonds, excluding the effects of time value. Accordingly, changes in time value are amortized to Interest expense as a yield adjustment and other changes in value are recorded in Accumulated other comprehensive income.

                          CAPSTEAD MORTGAGE CORPORATION

BORROWINGS

     Repurchase arrangements and other borrowings, including CMOs and borrowings secured by real estate, are carried at their unpaid principal balances, net of unamortized discounts and premiums. Discounts and premiums, as well as debt issue costs, which are recorded in Receivables and other assets, are recognized as adjustments to Interest and related expense by the interest method over the expected term of the related borrowings.

INCOME TAXES

     Capstead and its qualified REIT subsidiaries ("Capstead REIT") have elected to be taxed as a REIT. As a result of this election, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. It is Capstead's policy to distribute 100% of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code of 1986 (the "Code"), which may extend into the subsequent taxable year. Accordingly, no provision has been made for income taxes for Capstead REIT. Capstead may find it advantageous from time to time to elect non-REIT subsidiary status for certain of its qualified REIT subsidiaries. All taxable income of Capstead's non-REIT subsidiaries is subject to federal and state income taxes, where applicable.

     Income taxes are accounted for using the liability method, and deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

INCENTIVE FEES

     Management and employees participate in an incentive compensation program established by the Board of Directors. Until July 22, 2003, management included an affiliate of Fortress Investment Group LLC. Fortress Investment Group LLC, together with its affiliates, is referred to as "Fortress." Fortress was the Company's controlling stockholder, and its chairman of the board was also Capstead's Chairman of the Board and Chief Executive Officer (see NOTE 15). Under the terms of the program, incentive fee amounts are determined based on a 10% participation in the "modified total return" of Capstead in excess of a 10% benchmark return, multiplied by the Company's beginning "modified common book value." Modified total return under the program is measured as the change in modified common book value per share during the year, together with common dividends per share. For the two years in the period ended December 31, 2002, modified common book value was determined by deducting from total equity the recorded value of preferred equity and unrealized gains and losses on assets classified as held-to-maturity, and adding back incentive fee accruals. For the year ended December 31, 2003, the modified book value calculation was adjusted further to include all unrealized gains and losses on investments not included in Accumulated other comprehensive income, such as real estate held for lease.

STOCK-BASED COMPENSATION

     As more fully described in NOTE 13, the Company accounts for stock-based awards for employees and directors under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB25"). Under APB25 compensation cost for stock-based awards for

                          CAPSTEAD MORTGAGE CORPORATION

employees and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount to be paid to acquire the stock and is recognized in Other operating expense as the awards vest and restrictions lapse on a straight-line basis. The increase in total stock-based compensation expense if determined under the fair value-based methodology prescribed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS 123") would have been $35,000, $84,000, and $88,000 in 2003, 2002 and 2001, respectively, which would have had no effect on reported diluted net income per common share in 2003 and 2002 and a one cent per common share effect in 2001.

NET INCOME PER COMMON SHARE

     Basic net income per common share is computed by dividing net income, after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income, after deducting preferred share dividends for antidilutive convertible preferred shares, by the weighted average number of common shares and common share equivalents outstanding, giving effect to dilutive stock options and dilutive convertible preferred shares.

              NOTE 3 -- CALCULATION OF NET INCOME PER COMMON SHARE

     The components of the computation of basic and diluted net income per share were as follows (in thousands, except per share data):

                                                                 YEAR ENDED DECEMBER 31
                                                          ------------------------------------
                                                             2003         2002         2001
----------------------------------------------------------------------------------------------
NUMERATOR FOR BASIC NET INCOME PER COMMON SHARE:
   Net income                                             $   60,659   $   96,123   $  106,276
   Less preferred share dividends:
     Series A                                                   (341)        (408)        (485)
     Series B                                                (19,932)     (19,954)     (19,961)
                                                          ----------   ----------   ----------
                                                          $   40,386   $   75,761   $   85,830
                                                          ==========   ==========   ==========

DENOMINATOR FOR BASIC NET INCOME PER COMMON SHARE:
   Weighted average common shares outstanding                 13,977       13,858       13,351
                                                          ==========   ==========   ==========

BASIC NET INCOME PER COMMON SHARE                         $     2.89   $     5.47   $     6.43
                                                          ==========   ==========   ==========

NUMERATOR FOR DILUTED NET INCOME PER COMMON SHARE:
   Net income                                             $   60,659   $   96,123   $  106,276
   Less cash dividends paid on antidilutive convertible
     Series B preferred shares                                     -            -       (9,981)
                                                          ----------   ----------   ----------
                                                          $   60,659   $   96,123   $   96,295
                                                          ==========   ==========   ==========

                          CAPSTEAD MORTGAGE CORPORATION

                                                             YEAR ENDED DECEMBER 31
                                                          ------------------------------
                                                            2003       2002       2001
----------------------------------------------------------------------------------------
DENOMINATOR FOR DILUTED NET INCOME PER COMMON SHARE:
   Weighted average common shares outstanding               13,977     13,858     13,351
   Net effect of dilutive stock options                         35         57         84
   Net effect of dilutive convertible preferred shares:
     Series A                                                  315        260        241
     Series B                                                8,968      5,652      2,827
     Series C and D                                              -          -        453
                                                          --------   --------   --------
                                                            23,295     19,827     16,956
                                                          ========   ========   ========

DILUTED NET INCOME PER COMMON SHARE                       $   2.60   $   4.85   $   5.68
                                                          ========   ========   ========

     For dilutive net income per share purposes, the Series A and B preferred shares are considered dilutive whenever annualized basic net income per share exceeds each Series' annualized dividend divided by the conversion rate applicable for that period. The Series A preferred shares were dilutive throughout the last three years. The Series B preferred shares became dilutive July 2, 2001 after a new conversion rate went into effect, even though few Series B conversions occurred because it was uneconomical to convert at the market prices of the common shares and Series B preferred shares in effect during these periods.

              NOTE 4 -- MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

     The Company classifies its mortgage securities and similar investments by collateral type and interest rate characteristics. Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities consist of private mortgage pass-through securities originally formed prior to 1995 when the Company operated a mortgage conduit. These securities are backed by residential mortgage loans whereby the related credit risk of the underlying loans is either borne by AAA-rated private mortgage insurers or by the Company ("Non-agency Securities"). Included in Receivables and other assets as restricted cash at December 31, 2003 are $6.1 million in related special hazard (e.g. earthquake or mudslide-related losses) and bankruptcy reserve funds. Commercial mortgage securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower bond classes providing credit enhancement to the more senior classes. Commercial mortgage-backed securities ("CMBS") held by the Company as of December 31, 2003 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying loans.

     Fixed-rate investments have fixed rates of interest and initial expected weighted average lives of greater than five years. Adjustable-rate investments have interest rates that adjust at least annually to more current interest rates. For instance, mortgage loans underlying ARM securities either (i) adjust annually based on a specified margin over the one-year Constant Maturity U.S. Treasury Note Rate ("One-year CMT"), (ii) adjust semiannually based on a specified margin over the six-month London Interbank Offered Rate ("LIBOR"), or
(iii) adjust monthly based on a specific margin over an index such as LIBOR or the Cost of Funds Index as published by the Eleventh District Federal Reserve Bank ("COFI") subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate

                          CAPSTEAD MORTGAGE CORPORATION

adjustment period and over the life of the loan. CMBS held as of December 31, 2003 adjust monthly based on a specified margin over 30-day LIBOR. Mortgage securities and similar investments and the related average effective interest rates were as follows (dollars in thousands):

                                                                                  AVERAGE       AVERAGE
                              PRINCIPAL    PREMIUMS                  CARRYING      COUPON      EFFECTIVE
                              BALANCE     (DISCOUNTS)    BASIS      AMOUNT (a)    RATE (b)      RATE (b)
---------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003
Agency Securities:
   Fannie Mae/Freddie Mac:
     Fixed-rate              $    2,072   $       12   $    2,084   $    2,160     10.00%         9.38%
     LIBOR/CMT ARMs           1,050,761       15,626    1,066,387    1,084,492      3.67          3.60
     COFI ARMs                   90,669       (2,623)      88,046       91,566      3.57          4.84
   Ginnie Mae ARMs              726,876        7,830      734,706      739,987      4.27          4.10
                             ----------   ----------   ----------   ----------
                              1,870,378       20,845    1,891,223    1,918,205      3.90          3.88
                             ----------   ----------   ----------   ----------
Non-agency Securities:
   Fixed-rate                   118,638          174      118,812      118,812      6.66          6.25
   LIBOR/CMT ARMs                81,425        1,293       82,718       83,724      4.42          3.64
                             ----------   ----------   ----------   ----------
                                200,063        1,467      201,530      202,536      5.75          4.63

CMBS (c)                         74,376           (9)      74,367       74,376      2.21          2.83
Commercial loans                      -            -            -            -         -          8.40
                             ----------   ----------   ----------   ----------
                             $2,144,817   $   22,303   $2,167,120   $2,195,117      4.02          3.97
                             ==========   ==========   ==========   ==========
DECEMBER 31, 2002
Agency Securities:
   Fannie Mae/Freddie Mac:
     Fixed-rate              $    3,628   $       21   $    3,649   $    3,788     10.00%         9.48%
     LIBOR/CMT ARMs           1,120,142       16,376    1,136,518    1,162,197      4.99          5.04
     COFI ARMs                  126,356       (3,655)     122,701      128,475      4.20          5.30
   Ginnie Mae ARMs              881,911        9,767      891,678      904,470      5.36          5.25
                             ----------   ----------   ----------   ----------
                              2,132,037       22,509    2,154,546    2,198,930      5.10          5.16
                             ----------   ----------   ----------   ----------
Non-agency Securities:
   Fixed-rate                       528           (4)         524          524     10.31          7.67
   LIBOR/CMT ARMs                82,545          717       83,262       84,766      5.08          5.50
                             ----------   ----------   ----------   ----------
                                 83,073          713       83,786       85,290      5.12          5.62

CMBS (c)                        107,989         (309)     107,680      107,762      3.04          3.96
Commercial loans (c)             39,505           32       39,537       39,537      8.50          9.03
                             ----------   ----------   ----------   ----------
                             $2,362,604   $   22,945   $2,385,549   $2,431,519      5.07          5.17
                             ==========   ==========   ==========   ==========

(a) Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 10).

(b) Average Coupon Rate is presented net of servicing and other fees as of the indicated balance sheet date. Average Effective Rate is presented for the year then ended, calculated including the amortization of premiums and discounts, mortgage insurance costs on Non-agency Securities and excluding unrealized gains and losses.

(c) As of the indicated dates, these portfolios consisted of adjustable-rate investments.

                    NOTE 5 -- CMO COLLATERAL AND INVESTMENTS

     CMO collateral consists of Non-Agency Securities and related accrual interest and short-term investments, all pledged to secure CMO borrowings ("Pledged CMO Collateral"). All principal and interest on pledged mortgage securities is remitted directly to collection accounts maintained by a trustee. The trustee is responsible for reinvesting those funds in

                          CAPSTEAD MORTGAGE CORPORATION

short-term investments. Related collections and the reinvestment income earned thereon are available for the payment of principal and interest on CMO borrowings. The components of CMO collateral and investments were as follows (in thousands):

                                      DECEMBER 31
                                -----------------------
                                   2003         2002
-------------------------------------------------------
Pledged CMO Collateral:
  Pledged mortgage securities   $  164,891   $1,066,734
  Accrued interest receivable        1,085        6,325
                                ----------   ----------
                                   165,976    1,073,059
  Unamortized premium                1,595        8,571
                                ----------   ----------
                                   167,571    1,081,630
CMO investments                          -        1,791
                                ----------   ----------
                                $  167,571   $1,083,421
                                ==========   ==========

     Credit risk associated with Pledged CMO Collateral is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged. With recent redemptions of previously issued CMOs, the Company no longer has credit risk retained in the form of subordinate bonds associated with Pledged CMO Collateral. The weighted average effective interest rate for CMO collateral and investments was 6.20% and 6.88% during 2003 and 2002, respectively.

                      NOTE 6 -- REAL ESTATE HELD FOR LEASE

     In May 2002 Capstead acquired six "independent" senior living facilities (wherein the operator of the facility provides most of the tenants little, if any, medical care) and one skilled nursing facility (collectively, the "Properties"). In October 2002, the skilled nursing facility was sold for cash proceeds of approximately $4.1 million, net of selling costs. No gain or loss was recognized on this transaction. After adjustment for the sale of the skilled nursing facility, the aggregate purchase price of the Properties was $139.7 million including approximately $3.1 million in closing costs and the assumption by Capstead of $19.7 million of related mortgage debt and $101.1 million of tax-exempt bond debt.

     The Properties were acquired pursuant to purchase agreements initially negotiated and executed by an affiliate of Brookdale Living Communities, Inc. (collectively with its subsidiaries, "Brookdale") with an affiliate of Apartment Investment Management Company ("AIMCO") and subsequently assigned to Capstead. Concurrent with the acquisition, the Company entered into a long-term "net-lease" arrangement with Brookdale, under which Brookdale is responsible for the ongoing operation and management of the Properties. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress.

     The lease arrangement consists of a master lease covering all of the Properties and individual property-level leases (referred to collectively as the "Lease"). The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning May 1, 2007, Brookdale will have the option of purchasing all of the Properties from Capstead at the greater of fair value or Capstead's original cost, after certain adjustments. After an initial three-month rent concession period, Brookdale is responsible for paying all expenses associated with the operation of the Properties, including real estate taxes, other governmental charges, insurance, utilities and maintenance, and an amount representing an

                          CAPSTEAD MORTGAGE CORPORATION

attractive cash return on Capstead's equity in the Properties after payment of monthly debt service subject to annual increases based upon increases (capped at 3%) in the Consumer Price Index. Because under the terms of the Lease, Brookdale is responsible for changes in related debt service requirements, earnings from this investment are generally not affected by changes in interest rates. The Lease qualifies as an operating lease for financial reporting purposes with future minimum rentals expected to approximate $10 million per year for each of the next five years, provided Brookdale does not exercise its option to purchase all of the Properties. Included in Receivables and other assets at December 31, 2003 are $3.1 million in unamortized rent abatements and $1.5 million of other rent receivables from Brookdale. The following table summarizes carrying amounts of the Properties (in thousands):

                                 DECEMBER 31
                           -----------------------
                              2003         2002
--------------------------------------------------
Land                       $   16,450   $   16,450
Buildings                     119,550      119,550
Equipment and fixtures          3,600        3,600
                           ----------   ----------
                              139,600      139,600
Accumulated depreciation       (6,186)      (2,478)
                           ----------   ----------
                           $  133,414   $  137,122
                           ==========   ==========

     Concurrent with executing the purchase agreements for the Properties, Brookdale also entered into an agreement with AIMCO to acquire from AIMCO $71.4 million of the tax-exempt bonds secured by the Properties held by a tax-exempt bond fund (the "TEB Fund Bonds") for a purchase price of $60.7 million. With Capstead's acquisition of the Properties and assumption of the bonds, Brookdale agreed to release AIMCO from its obligation to deliver the TEB Fund Bonds pursuant to the bond purchase agreement in exchange for which AIMCO paid Brookdale $4.6 million and Brookdale simultaneously entered into a two-year total return swap agreement with respect to the TEB Fund Bonds with a notional swap strike price of $65.4 million. The swap was terminated in November 2002 when the bonds were refinanced (see NOTE 9) resulting in a net payment to Brookdale of $6.0 million. The swap counterparty was a financial institution affiliated with the tax-exempt bond fund. Capstead did not directly benefit from these agreements.

            NOTE 7 -- REPURCHASE ARRANGEMENTS AND SIMILAR BORROWINGS

     Capstead borrows under uncommitted repurchase arrangements with only well-established investment banking firms. Repurchase arrangements pursuant to which the Company pledges Agency and Non-agency Securities as collateral generally have maturities of less than 31 days. Repurchase arrangements with CMBS pledged as collateral generally have longer initial maturities and may feature renewal options. The terms and conditions of repurchase arrangements and similar borrowings are negotiated on a transaction-by-transaction basis.

                          CAPSTEAD MORTGAGE CORPORATION

     Repurchase arrangements and similar borrowings, classified by type of collateral, maturities and related weighted average interest rates for the dates indicated, were as follows (dollars in thousands):

                                                 DECEMBER 31, 2003              DECEMBER 31, 2002
                                            ---------------------------    ---------------------------
                                             BORROWINGS       AVERAGE       BORROWINGS      AVERAGE
                                            OUTSTANDING        RATE         OUTSTANDING       RATE
------------------------------------------------------------------------------------------------------
Agency Securities (less than 31 days)       $  1,735,027       1.09%       $  1,980,050       1.34%
Non-agency Securities (less than 31 days)        170,205       1.57              37,677       1.47

CMBS (less than 31 days)                          20,300       1.36                   -          -
CMBS (greater than 90 days)                       49,646       1.34              98,184       1.62
                                            ------------                   ------------
                                               1,975,178       1.14           2,115,911       1.36

Commercial bank borrowings                             -                         29,745       3.91
                                            ------------                   ------------
                                            $  1,975,178       1.14        $  2,145,656       1.39
                                            ============                   ============

     The weighted average effective interest rate on repurchase arrangements and similar borrowings was 1.23% and 1.79% during 2003 and 2002, respectively. Interest paid on these borrowings totaled $24.7 million, $50.0 million, and $180.7 million during 2003, 2002 and 2001, respectively.

                            NOTE 8 -- CMO BORROWINGS

     Each series of CMOs issued consists of various classes of bonds, most of which have fixed rates of interest. Interest is payable monthly at specified rates for all classes. Typically, principal payments on each series are made to each class in the order of their stated maturities so that no payment of principal is made on any class of bonds until all classes having an earlier stated maturity have been paid in full. The components of CMOs, along with selected other information, were as follows (dollars in thousands):

                                            DECEMBER 31
                                  ---------------------------------
                                        2003              2002
-------------------------------------------------------------------
CMOs                              $       164,388   $     1,064,164
Accrued interest payable                      938             5,785
                                  ---------------   ---------------
   Total obligation                       165,326         1,069,949
Unamortized premium                         1,481             4,830
                                  ---------------   ---------------
                                  $       166,807   $     1,074,779
                                  ===============   ===============

Range of average interest rates    1.50% to 9.42%    1.78% to 9.99%
Range of stated maturities           2025 to 2030      2008 to 2030
Number of series                         6                 17

The maturity of each CMO series is directly affected by the rate of principal prepayments on the related Pledged CMO Collateral. Each series is also subject to redemption provided that certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity. The weighted average effective interest rate for all CMOs was 6.12% and 7.02% during 2003 and 2002, respectively. Interest paid on CMOs totaled $40.3 million, $117.6 million and $194.5 million during 2003, 2002 and 2001, respectively.

                          CAPSTEAD MORTGAGE CORPORATION

                   NOTE 9 -- BORROWINGS SECURED BY REAL ESTATE

     The components of borrowings secured by real estate and related weighted average interest rates (calculated including bond issue cost amortization) were as follows (dollars in thousands):

                          DECEMBER 31, 2003             DECEMBER 31, 2002
                      --------------------------   --------------------------
                      BORROWINGS         AVERAGE   BORROWINGS         AVERAGE
                      OUTSTANDING          RATE    OUTSTANDING          RATE
-----------------------------------------------------------------------------
Mortgage borrowings   $    19,365          7.92%   $    19,559          7.92%
Tax-exempt bonds          100,841          2.54        100,841          2.74
                      -----------                  -----------
                      $   120,206          3.40    $   120,400          3.58
                      ===========                  ===========

     Mortgage borrowings consist of a fixed-rate mortgage secured by one senior living facility that matures in 2009. The tax-exempt bonds are credit-enhanced by Fannie Mae and secured by mortgages on the remaining five senior living facilities. Interest rates on the bonds adjust weekly based on the Bond Market Association Municipal Swap Index ("BMA Index"). Interest rate cap agreements with notional amounts aggregating $100.8 million, five-year terms and cap rates equal to a 6% BMA Index are held to provide funds to pay interest on the bonds in excess of a 6% BMA Index, should that occur. The interest rate cap agreements were valued at $317,000 and $587,000 at December 31, 2003 and 2002, respectively, and are included in Receivables and other assets. Monthly principal and interest rate cap reserve fund payments are made to the trustee for the eventual retirement of the bonds by 2032 and the purchase of new cap agreements in 2007.

     In connection with the issuance of new tax-exempt bonds in November 2002, Capstead placed into escrow with the trustee reserves for repairs and replacements totaling $2.7 million. During 2003, the trustee released $1.5 million of these funds. Another $6.1 million is held by the trustee in connection with Capstead posting a $6.0 million letter of credit from a rated financial institution to collateralize certain of the bonds. These funds, along with $1.4 million of principal and interest rate cap reserve funds, are included in Receivables and other assets as restricted cash. Also included in Receivables and other assets are $3.2 million in bond issue costs.

     The weighted average effective interest rate for all borrowings secured by real estate (calculated including bond issue cost amortization) was 3.59% and 5.87% during 2003 and 2002, respectively. Interest paid on borrowings secured by real estate totaled $4.3 million and $4.8 million during 2003 and 2002, respectively. As of December 31, 2003 future maturities and principal reserve fund requirements for these borrowings were as follows (in thousands):

   2004                        $   1,414
   2005                            1,512
   2006                            1,617
   2007                            1,730
   2008                            1,850
Thereafter                       110,857
                               ---------
                               $ 118,980
                               =========

                          CAPSTEAD MORTGAGE CORPORATION

     NOTE 10 -- DISCLOSURES REGARDING FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, restricted cash, receivables, payables and repurchase arrangements and similar borrowings approximate fair value. The fair value of Derivatives, Agency Securities, Non-agency Securities, CMBS, CMO investments and borrowings secured by real estate were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. The fair value of Pledged CMO Collateral was based on projected cash flows, after payment on the related CMOs, determined using market discount rates and prepayment assumptions. The fair value of CMOs was based on the same method for determining fair value of Pledged CMO Collateral adjusted for credit enhancements. The maturity of mortgage assets is directly affected by the rate of principal payments on the underlying mortgage loans and, for Pledged CMO Collateral, Clean-up Calls of the remaining CMOs outstanding. Fair value disclosures for financial instruments were as follows (in thousands):

                                            DECEMBER 31, 2003         DECEMBER 31, 2002
                                         -----------------------   -----------------------
                                          CARRYING      FAIR        CARRYING      FAIR
                                           AMOUNT       VALUE        AMOUNT       VALUE
------------------------------------------------------------------------------------------
ASSETS:
   Cash and cash equivalents             $   16,340   $   16,340   $   59,003   $   59,003
   Restricted cash                           14,789       14,789       14,961       14,961
   Receivables                               18,214       18,214       33,990       33,990
   Derivatives                                  317          317          587          587
   Mortgage securities and similar
     investments                          2,195,117    2,199,310    2,431,519    2,431,763
   CMO collateral and investments           167,571      172,053    1,083,421    1,084,190
LIABILITIES:
   Payables                                  15,093       15,093      127,515      127,515
   Repurchase arrangements and similar
     borrowings                           1,975,178    1,975,178    2,145,656    2,145,656
   CMOs                                     166,807      171,065    1,074,779    1,079,392
   Borrowings secured by real estate        120,206      120,556      120,400      120,714

     Fair value disclosures for available-for-sale debt securities were as follows (in thousands):

                                                GROSS        GROSS
                                   COST       UNREALIZED   UNREALIZED     FAIR
                                   BASIS        GAINS        LOSSES       VALUE
----------------------------------------------------------------------------------
AS OF DECEMBER 31, 2003
Agency Securities:
   Fixed-rate                    $      827   $       76   $        -   $      903
   ARMs                           1,889,139       27,159          253    1,916,045
                                 ----------   ----------   ----------   ----------
                                  1,889,966       27,235          253    1,916,948
Non-agency Securities                58,613        1,009            3       59,619
CMBS                                 74,367           24           15       74,376
CMO collateral and investments       16,440          499            -       16,939
                                 ----------   ----------   ----------   ----------
                                 $2,039,386   $   28,767   $      271   $2,067,882
                                 ==========   ==========   ==========   ==========

                          CAPSTEAD MORTGAGE CORPORATION

                                                GROSS        GROSS
                                   COST       UNREALIZED   UNREALIZED     FAIR
                                   BASIS        GAINS        LOSSES       VALUE
----------------------------------------------------------------------------------
AS OF DECEMBER 31, 2002
Agency Securities:
   Fixed-rate                    $    1,505   $      139   $        -   $    1,644
   ARMs                           2,150,897       44,251            6    2,195,142
                                 ----------   ----------   ----------   ----------
                                  2,152,402       44,390            6    2,196,786
Non-agency Securities                83,262        1,504            -       84,766
CMBS                                107,680          112           30      107,762
CMO collateral and investments       26,943          873            2       27,814
                                 ----------   ----------   ----------   ----------
                                 $2,370,287   $   46,879   $       38   $2,417,128
                                 ==========   ==========   ==========   ==========

     Held-to-maturity debt securities consist of Pledged CMO Collateral and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Agency or Non-agency Securities. Fair value disclosures for debt securities held-to-maturity were as follows (in thousands):

                                                GROSS        GROSS
                                   COST       UNREALIZED   UNREALIZED     FAIR
                                   BASIS        GAINS        LOSSES       VALUE
----------------------------------------------------------------------------------
AS OF DECEMBER 31, 2003
Released CMO collateral:
  Agency Securities              $    1,257   $      113   $        -   $    1,370
  Non-agency Securities:
     Fixed-rate                     118,812        4,310            -      123,122
     ARMs                            24,105          135          365       23,875
                                 ----------   ----------   ----------   ----------
                                    144,174        4,558          365      148,367
Pledged CMO Collateral              150,632          224            -      150,856
                                 ----------   ----------   ----------   ----------
                                 $  294,806   $    4,782   $      365   $  299,223
                                 ==========   ==========   ==========   ==========

AS OF DECEMBER 31, 2002
Released CMO Collateral:
  Agency Securities              $    2,144   $      192   $        -   $    2,336
  Non-agency Securities                 524           52            -          576
Pledged CMO Collateral            1,055,607          795        4,639    1,051,763
                                 ----------   ----------   ----------   ----------
                                 $1,058,275   $    1,039   $    4,639   $1,054,675
                                 ==========   ==========   ==========   ==========

     Sales of released CMO collateral occasionally occur provided the collateral has paid down to within 10% of its original issuance amounts. Sales of debt securities were as follows (in thousands):

                                                       YEAR ENDED DECEMBER 31
                                                    ------------------------------
                                                      2003       2002       2001
----------------------------------------------------------------------------------
Sale of debt securities held available-for-sale:
   Amortized cost                                   $ 63,053   $ 42,729   $474,441
   Gain                                                2,026      1,602      6,210
Sale of released CMO collateral held-to-maturity:
   Amortized cost                                     58,014     32,265     94,157
   Gain                                                1,927      1,222      1,746

                          CAPSTEAD MORTGAGE CORPORATION

                             NOTE 11 -- INCOME TAXES

     Capstead REIT files a separate federal income tax return that does not include the operations of the Company's non-REIT subsidiaries. Provided all taxable income of Capstead REIT is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Taxable income, if any, of the non-REIT subsidiaries is fully taxable. The non-REIT subsidiaries paid alternative minimum taxes of $81,000 during 2002. No income taxes were paid during 2003 and 2001. Effective tax rates differed substantially from statutory federal income tax rates because of the effect of the following items (in thousands):

                                                             YEAR ENDED DECEMBER 31
                                                      ------------------------------------
                                                         2003         2002         2001
------------------------------------------------------------------------------------------
Income taxes computed at the federal statutory rate   $   21,230   $   33,643   $   37,197
   Capital gain generated by Capstead REIT                  (946)      (1,093)        (970)
   Capital loss generated by Capstead REIT                     -            -          609
   Benefit of REIT status                                (19,203)     (31,205)     (39,163)
                                                      ----------   ----------   ----------
 Income taxes computed on income of
     non-REIT subsidiaries                                 1,081        1,345       (2,327)
   Change in unrecognized deferred income tax asset       (1,336)      (1,785)       2,570
   Other                                                     267          521         (243)
                                                      ----------   ----------   ----------
                                                      $       12   $       81   $        -
                                                      ==========   ==========   ==========

     At December 31, 2003, Capstead REIT had capital loss carryforwards for tax purposes of $70.8 million, that expire after 2005. At December 31, 2003, the non-REIT subsidiaries had net operating loss carryforwards for tax purposes of $5.1 million, which expire after 2019, and capital loss carryforwards of $159,000, which expire after 2006. In addition, the non-REIT subsidiaries have sufficient alternative minimum tax credit carryforwards to reduce the effective federal tax rate from 35% to 20% on up to $12.3 million of taxable income, if any, earned by these non-REIT subsidiaries. Significant components of the non-REIT subsidiaries deferred income tax assets and liabilities were as follows (in thousands):

                                          DECEMBER 31
                                      -------------------
                                        2003       2002
---------------------------------------------------------
Deferred income tax assets:
   Alternative minimum tax credit     $  1,844   $  1,832
   Capital loss carryforwards               56        751
   Net operating loss carryforwards        455        822
   Other                                   484        922
                                      --------   --------
                                         2,839      4,327
Deferred income tax liabilities           (364)      (516)
                                      --------   --------
Net deferred tax assets               $  2,475   $  3,811
                                      ========   ========

Valuation allowance                   $  2,475   $  3,811
                                      ========   ========

                          CAPSTEAD MORTGAGE CORPORATION

                         NOTE 12 -- STOCKHOLDERS' EQUITY

     As of December 31, 2003, the Company had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company's option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income results in adjustments to the conversion ratios of the preferred shares. Capstead's preferred shares are each entitled to cumulative fixed dividends with conversion rates and redemption and liquidation preferences as indicated below:

                                          PER SHARE
               ------------------------------------------------------------------
PREFERRED      ANNUALIZED       CONVERSION          REDEMPTION        LIQUIDATION
 SERIES         DIVIDEND           RATE *              PRICE           PREFERENCE
---------------------------------------------------------------------------------
   A             $1.60            1.4871              $16.40             $16.40
   B              1.26            0.5730               12.50              11.38

* Reflects number of common shares to be received for each preferred share converted effective January 1, 2004 for the Series A shares and December 31, 2003 for the Series B shares. During 2003, 7,300 Series A shares and 100 Series B shares were converted into 10,651 and 56 common shares, respectively.

     In December 1999 Capstead issued 5,378,000 of Series C preferred shares and 5,378,000 of Series D preferred shares to Fortress that were converted in May 2001 and December 2000, respectively, into an aggregate of 2,689,000 common shares. In addition, during 2000 Fortress acquired an aggregate of 1,960,359 Capstead common shares through open market purchases and a May 2000 tender offer, bringing its holdings to 4,649,359 common shares. In November 2001, Fortress sold one million of these shares in an underwritten offering and by July 2003 had sold its remaining Capstead shares in open market sales (see NOTE
15).

     In March 2001 the Company repurchased 275,845 common shares at a price of $26.50 per share (including transaction costs) pursuant to a tender offer. These shares were cancelled.

     Option exercises by officers resulted in net additions to capital of $117,000, $209,000 and $747,000 during 2003, 2002 and 2001, respectively. Option exercises by directors resulted in net additions to capital of $419,000 during 2001. No options were exercised by directors in 2003 or 2002.

     Beginning the second quarter of 2002, common dividend distributions have exceeded available net income reflecting the decision to distribute amounts representing depreciation on Real estate held for lease, a noncash item. In addition, similar to a $14.60 per common share special dividend paid in June 2001, the fourth quarter 2002 common dividend included a special dividend of $7.19 per common share representing a significant portion of the Company's common stockholders' equity. Amounts paid as regular quarterly common dividends in excess of quarterly net income, as well as the special dividends, were recorded as reductions to Paid-in capital.

     Capstead's Charter provides that if the Board of Directors determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common and/or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common and/or preferred shares to any person whose

                          CAPSTEAD MORTGAGE CORPORATION

acquisition would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any capital shares of Capstead necessary to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

     Comprehensive income is net income plus other comprehensive income (loss). Other comprehensive income (loss) consists of the change in unrealized gains and losses on debt securities classified as available-for-sale and amounts related to Derivatives held as cash flow hedges. As of December 31, 2003, the Accumulated other comprehensive income component of stockholder's equity consisted of $28.5 million in unrealized gains on debt securities and $259,000 in amounts related to cash flow hedging activities. The following provides information regarding comprehensive income (in thousands):

                                                              YEAR ENDED DECEMBER 31
                                                       ------------------------------------
                                                          2003         2002         2001
-------------------------------------------------------------------------------------------
Net income                                             $   60,659   $   96,123   $  106,276
                                                       ----------   ----------   ----------
Other comprehensive income:
   Unrealized gains and losses on cash flow hedges:
     Initial unrealized gain on adoption of SFAS 133            -            -        1,365
     Change in unrealized gains and losses on
       cash flow hedges                                      (270)        (113)        (354)
     Reclassification adjustment for amounts
       included in net income                                (101)        (198)         (70)
   Unrealized gains and losses on debt securities:
     Change in unrealized gains and losses                (16,319)      (2,570)      37,778
     Reclassification adjustment for amounts
       included in net income                              (2,026)      (1,602)      (6,210)
                                                       ----------   ----------   ----------
         Other comprehensive income (loss)                (18,716)      (4,483)      32,509
                                                       ----------   ----------   ----------
Comprehensive income                                   $   41,943   $   91,640   $  138,785
                                                       ==========   ==========   ==========

                 NOTE 13 -- EMPLOYEE AND DIRECTOR BENEFIT PLANS

     The Company sponsors stock plans to provide for the issuance of nonvested stock, stock options and other incentive-based stock awards (collectively, the "Plans"). As of December 31, 2003, the Plans provide for the issuance of up to an aggregate of 2,320,327 common shares of which 1,161,887 remain available for future issuance.

     Nonvested stock grants for 53,577 common shares were issued to employees on April 20, 2000 (grant date fair value $14.25 per share). These grants are subject to certain restrictions, including continuous employment, which generally lapse over five years. Costs associated with nonvested stock grants (measured by the fair value of the common shares on the date of grant multiplied by the number of shares granted) are recognized as compensation expense over the vesting period.

     Stock options granted and currently outstanding have terms and vesting requirements at the grant date of up to ten years and generally have been issued with strike prices equal to the quoted market prices of the Company's stock on the date of grant. Certain outstanding stock options previously granted to directors provide for the annual granting of dividend

                          CAPSTEAD MORTGAGE CORPORATION

equivalent rights ("DERs") that permit the optionholder to obtain additional common shares at no cost based on formulas set forth in the Plans. The following tables provide information regarding stock option activity and option grants outstanding:

           STOCK OPTION ACTIVITY FOR THE THREE YEARS ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------
                                                            NUMBER OF   WEIGHTED AVERAGE
                                                             SHARES      EXERCISE PRICE
----------------------------------------------------------------------------------------
As of January 1, 2001 (162,486 exercisable)                   241,551   $          44.62
   Ordinary grants (average fair value:  $1.87 per share)      34,063              21.05
   Exercises                                                  (76,337)             15.33
   Cancellations *                                           (189,941)             52.94
   Grants in connection with recapitalization *               321,971              31.23
                                                            ---------
As of December 31, 2001 (241,958 exercisable)                 331,307              31.46
   DER grants (average fair value: $16.36 per share)            3,072                  -
   Ordinary grants (average fair value:  $2.55 per share)      11,765              20.70
   Exercises                                                  (44,676)              8.41
   Cancellations                                               (1,110)             11.02
                                                            ---------
As of December 31, 2002 (255,685 exercisable)                 300,358              33.89
   DER grants (average fair value: $19.75 per share)            2,870                  -
   Exercises                                                  (70,042)              5.36
   Cancellations *                                           (308,543)             33.51
   Grants in connection with recapitalization *               473,051              21.43
                                                            ---------
As of December 31, 2003 (all exercisable)                     397,694              24.15
                                                            =========

* In January 2003 and June 2001 significant capital was returned to the common stockholders via special dividend distributions resulting in recapitalizations of the Company. Accordingly, all existing options were cancelled and replaced with new option grants for an increased number of shares at a reduced exercise price that retained the same vesting and expiration characteristics as the cancelled grants such that each optionholder's economic position remained unchanged subsequent to the recapitalizations. The new grants are accounted for as non-compensatory.

                            OPTION GRANTS OUTSTANDING AS OF DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------
                                                                                         RANGE OF
                                                 OPTION GRANTS             ------------------------------------
                                          ---------------------------         EXERCISE           REMAINING
  ORIGINAL GRANT DATE *                   OUTSTANDING     EXERCISABLE          PRICES **        LIFE (YEARS) **
---------------------------------------------------------------------------------------------------------------
After December 31, 1998                      66,980          66,980        $3.93 to $13.39        6 to 8
Prior to December 31, 1998                  330,714         330,714        $6.62 to $35.37       <1 to 4
                                            -------         -------
                                            397,694         397,694
                                            =======         =======

*    Includes related DER grants made to directors.

* Weighted average exercise prices (adjusted for related DER grants) and weighted average lives of these significant option grants were $10.07 and seven years, and $27.00 and three years, respectively.

     Compensation costs for stock awards granted by the Company pursuant to APB25 totaled $127,000, $140,000, and $136,000 in 2003, 2002, and 2001,
respectively. The effect described in NOTE 2 of determining compensation cost for stock options granted since the beginning of 1995 based upon the estimated fair value at the grant date consistent with the methodology prescribed under SFAS 123 was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 12% to 15%, volatility factors of 38% to 40%, expected life assumptions of two to four years and risk-free rates of 1.8% to 4.6%.

                          CAPSTEAD MORTGAGE CORPORATION

     The Company also sponsors a qualified defined contribution retirement plan for all employees and a deferred compensation plan for certain of its officers. The Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and may make additional contributions of up to another 3% of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $134,000, $96,000, and $47,000 in 2003, 2002, and 2001, respectively.

                    NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     During 1998, twenty-four purported class action lawsuits were filed against Capstead and certain of its officers alleging, among other things, that the defendants violated federal securities laws by publicly issuing false and misleading statements and omitting disclosure of material adverse information regarding the Company's business. In March 2003 the court granted the Company and named officers' motions to dismiss and entered an order dismissing the amended complaint and denying the plaintiffs' request to further amend their complaint. In November 2003, the plaintiffs' opportunity to appeal this dismissal to the Fifth Circuit Court of Appeals passed. With the dismissal of this case without appeal, the Company recovered from its insurance carrier a $500,000 deductible originally expensed in 1998 and 1999. This recovery was recorded in Other Revenue (expense) when received during the fourth quarter of 2003.

                 NOTE 15 -- TRANSACTIONS WITH FORMER AFFILIATES

     Pursuant to a management contract entered into in April 2000, Fortress provided the services of its chairman to serve as Capstead's chairman and chief executive and of other individuals as necessary to perform support services for him. On July 22, 2003 Fortress' chairman resigned from his positions with Capstead and the management contract with Fortress was terminated. Under the terms of the contract, Fortress was entitled to a $375,000 base annual fee and participated with management and employees in an incentive fee program based on the Company's expected performance against predetermined benchmarks established by members of the Board of Directors independent of Fortress. Included in Other operating expense is $210,000, $375,000 and $375,000 of base fees paid to Fortress for services rendered during 2003 (through July 22nd), 2002 and 2001 respectively. See NOTE 6 for information regarding Fortress' involvement through its affiliate Brookdale in the acquisition and long-term leasing of senior living facilities acquired by Capstead in May 2002.

                          CAPSTEAD MORTGAGE CORPORATION

               NOTE 16 -- NET INTEREST INCOME ANALYSIS (UNAUDITED)

     The following summarizes interest income and interest expense and weighted average interest rates (dollars in thousands):

                                              2003                       2002                       2001
                                     -----------------------    -----------------------    -----------------------
                                                   AVERAGE                    AVERAGE                    AVERAGE
                                                  EFFECTIVE                  EFFECTIVE                  EFFECTIVE
                                       AMOUNT        RATE         AMOUNT        RATE         AMOUNT        RATE
------------------------------------------------------------------------------------------------------------------
Interest income:
   Mortgage securities and similar
     investments                     $   85,343      3.97%      $  150,302      5.17%      $  274,480      6.52%
   CMO collateral and investments        34,101      6.20          114,353      6.88          198,216      7.24
                                     ----------                 ----------                 ----------
       Total interest income            119,444                    264,655                    472,696
                                     ----------                 ----------                 ----------
Interest expense:
   Repurchase arrangements
     and similar borrowings              24,606      1.23           48,329      1.79          164,422      4.18
   CMOs                                  33,926      6.12          116,069      7.02          197,905      7.27
                                     ----------                 ----------                 ----------
       Total interest expense            58,532                    164,398                    362,327
                                     ----------                 ----------                 ----------
                                     $   60,912                 $  100,257                 $  110,369
                                     ==========                 ==========                 ==========

     Changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

                                                   RATE *      VOLUME *     TOTAL *
------------------------------------------------------------------------------------
2003/2002
Interest income:
   Mortgage securities and similar investments   $ (30,532)   $ (34,427)   $ (64,959)
   CMO collateral and investments                  (10,343)     (69,909)     (80,252)
                                                 ---------    ---------    ---------
     Total interest income                         (40,875)    (104,336)    (145,211)
                                                 ---------    ---------    ---------
Interest expense:
   Repurchase arrangements and similar             (13,044)     (10,679)     (23,723)
     borrowings                                    (13,302)     (68,841)     (82,143)
                                                 ---------    ---------    ---------
   CMOs                                            (26,346)     (79,520)    (105,866)
                                                 ---------    ---------    ---------
     Total interest expense                      $ (14,529)   $ (24,816)   $ (39,345)
                                                 =========    =========    =========
2002/2001
Interest income:
   Mortgage securities and similar investments   $ (49,502)   $ (74,676)   $(124,178)
   CMO collateral and investments                   (9,420)     (74,443)     (83,863)
                                                 ---------    ---------    ---------
     Total interest income                         (58,922)    (149,119)    (208,041)
                                                 ---------    ---------    ---------
Interest expense:
   Repurchase arrangements and similar
     borrowings                                    (74,817)     (41,276)    (116,093)
   CMOs                                             (6,414)     (75,422)     (81,836)
                                                 ---------    ---------    ---------
     Total interest expense                        (81,231)    (116,698)    (197,929)
                                                 ---------    ---------    ---------
                                                 $  22,309    $ (32,421)   $ (10,112)
                                                 =========    =========    =========

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

                                                1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003
Interest income                                 $    40,105   $    31,770   $    25,570   $    22,000
Interest and related expenses                        22,667        16,563        11,273         8,422
                                                -----------   -----------   -----------   -----------
   Net margin on financial assets                    17,438        15,207        14,297        13,578
   Net margin on real estate held for lease             502           515           495           481
   Other revenue (expense)                             (397)         (481)          (13)         (963)
                                                -----------   -----------   -----------   -----------
Net income                                      $    17,543   $    15,241   $    14,779   $    13,096
                                                ===========   ===========   ===========   ===========

Net income per common share:
   Basic                                        $      0.90   $      0.73   $      0.69   $      0.57
   Diluted                                             0.75          0.65          0.63          0.56

                                                1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Interest income                                 $    83,202   $    70,763   $    61,182   $    49,508
Interest and related expenses                        52,201        44,099        38,624        30,070
                                                -----------   -----------   -----------   -----------
   Net margin on financial assets                    31,001        26,664        22,558        19,438
   Net margin on real estate held for lease               -           249           339           289
Other revenue (expense)                              (2,626)       (2,327)         (146)          684
                                                -----------   -----------   -----------   -----------
Net income                                      $    28,375   $    24,586   $    22,751   $    20,411
                                                ===========   ===========   ===========   ===========

Net income per common share:
   Basic                                        $      1.68   $      1.41   $      1.27   $      1.11
   Diluted                                             1.43          1.24          1.15          1.03

             NOTE 18 -- MARKET AND DIVIDEND INFORMATION (UNAUDITED)

     The New York Stock Exchange trading symbol for Capstead's common shares is CMO. There were 2,421 common stockholders of record at December 31, 2003. In addition, depository companies held common shares for 28,234 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

                   YEAR ENDED DECEMBER 31, 2003        YEAR ENDED DECEMBER 31, 2002
                 ---------------------------------------------------------------------
                      SALES PRICES                        SALES PRICES
                 ---------------------   DIVIDENDS   ---------------------   DIVIDENDS
                    HIGH        LOW      DECLARED       HIGH        LOW      DECLARED
--------------------------------------------------------------------------------------
First quarter    $   24.91   $   11.23   $    0.94   $   23.74     13.80     $    1.65
Second quarter       13.27       10.78        0.78       23.22     17.21          1.43
Third quarter        13.74       10.85        0.75       23.20     17.90          1.32
Fourth quarter       17.98       12.00        0.63       25.71     18.00          1.16
Special *                -           -           -           -         -          7.19

* On December 12, 2002 Capstead declared a special dividend of $7.19 per common share together with a regular quarterly dividend of $1.16 per common share that was paid January 21, 2003 to stockholders of record on December 31, 2002 (see NOTE 12).

                          CAPSTEAD MORTGAGE CORPORATION

                             SELECTED FINANCIAL DATA

                    (In thousands, except per share amounts)

                                                                          YEAR ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                      2003           2002           2001           2000           1999
--------------------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENT
   OF OPERATIONS DATA:
   Interest income                                $    119,444   $    264,655   $    472,696   $    586,585   $    563,159
   Interest and related expense                         58,924        164,994        363,317        542,150        504,947
                                                  ------------   ------------   ------------   ------------   ------------
   Net margin on financial assets                       60,520         99,661        109,379         44,435         58,212
   Net margin on real estate held for lease (a)          1,993            877              -              -              -
   Other revenue (expense) (b)                          (1,854)        (4,415)        (3,103)       (95,921)          (303)
                                                  ------------   ------------   ------------   ------------   ------------
   Net income (loss)                              $     60,659   $     96,123   $    106,276   $    (51,486)  $     57,909
                                                  ============   ============   ============   ============   ============
   Net income (loss) per common share: (c)
     Basic                                        $       2.89   $       5.47   $       6.43   $      (6.59)  $       2.42
     Diluted                                              2.60           4.85           5.68          (6.59)          2.42
   Cash dividends paid per share: (c)
     Common - regular                                     3.10           5.56           5.54           1.42           2.40
     Common - special (d)                                    -           7.19          14.60              -              -
     $1.60 Series A Preferred                             1.60           1.60           1.60           1.60           1.60
     $1.26 Series B Preferred                             1.26           1.26           1.26           1.26           1.26
     $0.56 Series C Preferred (e)                            -              -              -           0.56           0.03
     $0.40 Series D Preferred (e)                            -              -              -           0.30           0.02
   Average number of common shares
     outstanding: (c)
     Basic                                              13,977         13,858         13,351         11,487         14,587
     Diluted                                            23,295         19,827         16,956         11,487         14,762
SELECTED CONSOLIDATED BALANCE SHEET DATA:
   Mortgage securities and similar investments    $  2,195,117   $  2,431,519   $  3,455,219   $  5,394,459   $  5,408,714
   CMO collateral and investments                      167,571      1,083,421      2,262,305      3,126,878      3,318,886
   Real estate held for lease (a)                      133,414        137,122              -              -              -
   Total assets                                      2,554,322      3,766,928      5,895,425      8,610,497      8,807,039
   Repurchase arrangements and similar
     borrowings                                      1,975,178      2,145,656      3,207,068      4,904,632      4,872,392
   Collateralized mortgage obligations                 166,807      1,074,779      2,245,015      3,103,874      3,289,584
   Borrowings secured by real estate (a)               120,206        120,400              -              -              -
   Preferred stock subject to repurchase (e)                 -              -              -         25,210         50,584
   Stockholders' equity                                277,038        298,578        404,728        545,669        563,806

NOTE: See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" for discussion of changes to the Company's operations that are expected to impact future operating results.

(a) In May 2002 Capstead made its first direct investment in real estate, a portfolio of senior living facilities leased to a former affiliate.

(b) Results in 2000 include losses on the sale of financial assets incurred with the modification of the Company's investment strategy to focus primarily on adjustable-rate financial assets.

(c) Amounts have been adjusted for two 1-for-2 reverse common stock splits effective in July 2001 and May 2000, respectively.

(d) The 2002 special dividend was a component of the $8.35 fourth quarter 2002 common dividend paid in January 2003 with a December 2002 record date. The 2001 special common dividend was paid in June 2001. Both special dividends were recorded as reductions to Paid-in Capital.

(e) The Series C and D preferred shares were converted into common shares in May 2001 and December 2000, respectively.

                          CAPSTEAD MORTGAGE CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                               FINANCIAL CONDITION

OVERVIEW

     Capstead Mortgage Corporation ("Capstead" or the "Company") operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments primarily consist of, but are not limited to, residential adjustable-rate mortgage ("ARM") securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). The Company has also made limited investments in credit-sensitive commercial real estate-related assets, including the direct ownership of real estate. Management believes that such investments, when available at favorable prices and combined with the prudent use of leverage, can produce attractive risk-adjusted returns over the long term with relatively low sensitivity to changes in interest rates.

     From the beginning of 2001 and through June 2003, the Company experienced steadily declining mortgage securities portfolio balances primarily because of high levels of mortgage prepayments and a lack of compelling investment opportunities. Market conditions in the latter half of 2003 allowed for the acquisition of sufficient ARM securities at relatively attractive prices to offset portfolio runoff. In addition, prepayments moderated considerably, putting less pressure on portfolio balances. These trends continued into the first quarter of 2004. If available, the Company intends to continue pursuing the acquisition of attractively priced ARM securities, while also investigating other real estate-related opportunities.

RISK FACTORS

     Under the captions "Effects of Interest Changes," "Risks Associated with Credit-Sensitive Investments," "Risks Associated with Owning Real Estate" and "Investment Company Act of 1940" are discussions of risk factors affecting Capstead's financial condition and results of operations that are an integral part of this discussion and analysis. Readers are strongly urged to consider these factors while reading this document.

MANAGEMENT CHANGES

     Fortress Investment Group, LLC (together with its affiliates, "Fortress") was Capstead's largest stockholder, holding approximately 26% of the Company's outstanding common shares as recently as December 31, 2002. By July 2003, Fortress had sold its investment in Capstead and a management contract pursuant to which Fortress provided chairman and chief executive officer services was terminated. Paul M. Low, one of Capstead's founders and a long-time member of the Board of Directors, was appointed Chairman, and Andrew F. Jacobs, formerly Executive Vice President and Chief Financial Officer, was promoted to President and Chief Executive Officer and elected to serve on the Board of Directors.

                          CAPSTEAD MORTGAGE CORPORATION

BOOK VALUE PER COMMON SHARE

     As of December 31, 2003, the Company's book value per common share was $6.67, a decline of $1.56 since December 31, 2002. Book value declined from the prior year because of dividend payments in excess of quarterly net income (approximately $0.22 per share) and, more significantly, a reduction in the aggregate unrealized gain on the Company's investments (most of which are debt securities carried at fair value with changes in fair value reflected in stockholders' equity) as a result of runoff caused by mortgage prepayments and lower underlying coupon interest rates on ARM securities. This unrealized gain can be expected to continue to decline with runoff and to fluctuate with changes in interest rates and market liquidity, and such changes will largely be reflected in book value per common share. Book value will also be affected by other factors, including common equity issuances, dividend distributions and depreciation charges on net-leased real estate; however, temporary changes in fair values of investments not carried at fair value on the Company's balance sheet generally will not affect book value.

MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

     As of December 31, 2003, mortgage securities and similar investments consisted primarily of ARM Agency Securities. Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or by the Company ("Non-agency Securities"). Commercial mortgage-backed securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower classes providing credit enhancement to the more senior classes. Commercial mortgage-backed securities ("CMBS") held by the Company at December 31, 2003 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgages that is mitigated by subordinate bonds held by other investors.

     Mortgage securities are financed under repurchase arrangements with investment banking firms pursuant to which specific securities are pledged as collateral. Should the Company acquire financial assets that are not mortgage-backed securities, loans with other parties, such as commercial banks, may be employed (see "Liquidity and Capital Resources").

     Although having moderated considerably during the fourth quarter of 2003 and into early 2004, runoff caused by mortgage prepayments remains a significant challenge to earnings generated by the Company's mortgage securities. After experiencing portfolio declines to $2.0 billion by June 30, 2003 from $2.4 billion at December 31, 2002, during the latter half of 2003 the Company had the opportunity to acquire $441 million of primarily ARM Agency Securities at relatively attractive prices. This opportunity became available when long-term interest rates moved sharply higher during the third quarter in response to clear indications that the economy was recovering from a sustained period of economic weakness and the markets began anticipating that stronger economic growth would lead to an increase in inflation and force the Federal Reserve to begin raising short-term interest rates.

     By year-end, another $115 million of ARM securities was committed for first quarter 2004 settlement. These acquisitions were sufficient to replace runoff for the second half of 2003 and several months into 2004. In addition, Capstead transferred into this portfolio $146 million in high coupon fixed-rate collateral released from financed CMOs. The

                          CAPSTEAD MORTGAGE CORPORATION

Company expects to earn improved financing spreads (the difference between yields earned on investments and the interest rates charged on related borrowings) than when financed by CMO bonds. Together these additions allowed for the sequential growth of the mortgage securities and other investment portfolio the last two quarters of 2003 after several years of steady declines, ending the year with a $2.2 billion portfolio. Prior to this third and fourth quarter activity, additions to this portfolio during 2003 were limited to $49 million of adjustable-rate collateral released from financed CMOs.

     Although the Company has had continued success subsequent to year-end acquiring additional ARM securities such that it expects further portfolio growth during the first quarter of 2004, there can be no assurance that attractively priced ARM securities will continue to be available. To the extent the proceeds of mortgage prepayments and other maturities are not reinvested or cannot be reinvested at a rate of return on invested capital at least equal to the return earned on previous investments, earnings and common dividends may decline. The future size and composition of the Company's investment portfolios will depend on market conditions, including levels of mortgage prepayments and the availability of attractively priced investments.

     The following yield and cost analysis illustrates results achieved during 2003 for components of the mortgage securities and similar investments portfolio and anticipated first quarter 2004 asset yields and borrowing rates based on portfolio composition and interest rates in effect on January 28, 2004 (the date fourth quarter 2003 results were released) (dollars in thousands):

                                      2003 AVERAGE (a)                   AS OF DECEMBER 31, 2003
                            -------------------------------------       -------------------------       PROJECTED       LIFETIME
                                            ACTUAL         ACTUAL        PREMIUMS                      1ST QUARTER    PREPAYMENTS
                               BASIS      YIELD/COST       RUNOFF       (DISCOUNTS)    BASIS (a)      YIELD/COST (b)   ASSUMPTION
---------------------------------------------------------------------------------------------------------------------------------
Agency Securities:
  Fannie Mae/Freddie Mac:
     Fixed-rate             $     2,745      9.38%           41%        $        12   $     2,084          9.69%            30%
     ARMs:
       LIBOR/CMT              1,009,760      3.60            27              15,626     1,066,387          3.04             25
       COFI                     106,541      4.84            28              (2,623)       88,046          4.38             25
  Ginnie Mae ARMs               747,860      4.10            38               7,830       734,706          3.47             26
                            -----------                                 -----------   -----------
                              1,866,906      3.88            32              20,845     1,891,223          3.28             25
                            -----------                                 -----------   -----------
Non-agency Securities:
  Fixed-rate                     61,887      6.25            42                 174       118,812          6.31             32
  ARMs                          100,842      3.64            39               1,293        82,718          3.22             40
                            -----------                                 -----------   -----------
                                162,729      4.63            40               1,467       201,530          5.05             35
                            -----------                                 -----------   -----------
CMBS and other
  commercial loans              113,589      4.44            24                  (9)       74,367          2.27              -
                            -----------                                 -----------   -----------
                              2,143,224      3.97            34         $    22,303     2,167,120          3.40             25
                                                                        ===========
Borrowings                    1,973,812      1.23                                       1,975,178          1.11
                            -----------                                               -----------
Capital employed/
  financing spread          $   169,412      2.74                                     $   191,942          2.29
                            ===========                                               ===========
Return on assets (c)                         2.82                                                          2.38

(a) Basis represents the Company's investment before unrealized gains and losses. Actual asset yields, runoff rates, interest rates on borrowings and resulting financing spread are presented on an annualized basis.

(b) Projected annualized yields for the first quarter of 2004 reflect ARM coupon resets and lifetime prepayment assumptions as adjusted for expected annualized prepayments for this quarter only, as of January 28, 2004. Actual yields realized in future periods will largely depend upon
       (i) changes in portfolio composition, (ii) ARM coupon interest rate resets, (iii) actual prepayments and (iv) any changes in lifetime prepayment assumptions.

(c) The Company uses its liquidity to pay down borrowings. Return on assets is calculated on an annualized basis assuming the use of this liquidity to reduce borrowing costs (see "Utilization of Capital and Potential Liquidity").

                          CAPSTEAD MORTGAGE CORPORATION

     Financing spreads (the difference between the yields earned on these investments and the rates charged on related borrowings) declined 64 basis points during 2003 to average 2.74% for the year. The overall yield earned on the portfolio averaged 3.97% in 2003, compared to an average yield of 5.17% earned the prior year. Yields on ARM securities fluctuate as coupon interest rates on underlying mortgage loans reset to reflect current interest rates and are expected to continue to decline in the coming quarters. For example, if interest rates stabilize at rates in effect January 28, 2004, the average yield on the portfolio could decline from the 3.40% projected yield for the first quarter of 2004 to 3.16% by the fourth quarter of 2004. Actual yields will depend on portfolio composition as well as fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments.

     Average rates on related borrowings averaged a low 1.23% for the year having benefited from the action taken by the Federal Reserve to reduce the Federal Funds Rate by 25 basis points in June 2003. Borrowing rates averaged 1.79% during 2002. The Company's borrowing rates depend on actions by the Federal Reserve to change short-term interest rates, market expectations of future changes in short-term interest rates and the extent of changes in financial market liquidity.

CMO COLLATERAL AND INVESTMENTS

     Since exiting the residential mortgage loan conduit business in 1995, Capstead has maintained finance subsidiaries with capacity to issue CMOs and other securitizations backed by residential mortgage loans. The last CMO issued by the Company was in 2000 and the Company does not currently anticipate issuing additional CMOs. Credit risk associated with pledged CMO collateral is borne by AAA-rated private mortgage insurers or by subordinated CMO bonds. With recent redemptions of previously issued CMOs, the Company no longer has credit risk held in the form of subordinated bonds associated with outstanding pledged CMO collateral.

     Most of the Company's securitizations were afforded financing accounting treatment with the related collateral recorded as pledged CMO collateral and the outstanding bonds recorded as CMO liabilities (referred to as "financed CMOs") while other securitizations were treated as sales transactions (referred to as "sold CMOs"). In recent years, the Company has exercised its right to redeem previously issued CMOs (referred to as "Clean-up Calls") selling some of the released collateral and holding the rest for investment. During 2003 the Company exercised Clean-up Calls related to eleven financed CMOs and four sold CMOs, selling $121 million of the released collateral and transferring another $195 million of collateral into the Non-Agency Securities portfolio. As of December 31, 2003, the Company holds clean-up call rights on only one of its six remaining CMOs. Consequently, additional significant gains from CMO redemptions are not expected to occur.

     CMO collateral and investments, net of related bonds, declined to $764,000 at December 31, 2003 from $8.6 million at year-end 2002, as a result of portfolio runoff and exercising Clean-up Calls as discussed above. Without the issuance of CMOs in which the Company retains residual interests, or the acquisition of other CMO investments, this portfolio is not expected to contribute significantly to operating results in future periods.

                          CAPSTEAD MORTGAGE CORPORATION

REAL ESTATE HELD FOR LEASE

     In May 2002 Capstead acquired six "independent" senior living properties (wherein the operator of the facility provides most of the tenants little, if any, medical care) (the "Properties"). Concurrent with the acquisition of the Properties, the Company entered into a long-term "net-lease" arrangement (the "Lease") with Brookdale Living Communities, Inc., ("Brookdale"), under which Brookdale is responsible for the ongoing operation and management of the Properties. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress. The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning in May 2007, Brookdale will have the option of purchasing all of the Properties from Capstead at the greater of fair value or Capstead's original cost, after certain adjustments. Under the terms of the Lease, Brookdale is responsible for paying all expenses associated with operating the Properties, including real estate taxes, other government charges, insurance, utilities and maintenance, and an amount representing an attractive cash return on Capstead's equity in the Properties after payment of monthly debt service. In keeping with Capstead's strategy of reinvesting a portion of its capital into investments that can produce attractive returns over the long term with less sensitivity to changes in interest rates, any future changes in monthly debt service requirements are the responsibility of Brookdale under the terms of the Lease. The following table summarizes information about the Properties:

                                                                                           YEAR
       PROPERTY                LOCATION                UNITS (a)         OCCUPANCY (b)    OPENED
-------------------------------------------------------------------------------------------------
Chambrel at Roswell        Roswell, GA              280 (256 IL; 24 AL)      96.1%         1987
Chambrel at Pinecastle     Ocala, FL                161 (120 IL; 41 AL)      96.9          1987
Chambrel at Island Lake    Longwood, FL             269 (229 IL; 40 AL)      99.3          1985
Chambrel at Montrose       Akron, OH                168 (136 IL; 32 AL)      95.8          1987
Chambrel at Williamsburg   Williamsburg, VA         255 (200 IL; 55 AL)      98.8          1987
Chambrel at Club Hill      Garland, TX              260 (192 IL; 68 AL)      90.0          1987
                                               -----------------------
    Total                                      1,393 (1,133 IL; 260 AL)      96.1
                                               =======================

(a) IL refers to Independent Living units and AL refers to Assisted Living units.

(b)  As of December 31, 2003.

CONTRACTUAL OBLIGATIONS

     The following table lists Capstead's contractual obligations, including related interest obligations through maturity, as of December 31, 2003 (in thousands):

                                              PAYMENTS DUE BY PERIOD
                            --------------------------------------------------------------
                                         LESS THAN      1 TO 3       3 TO 5     MORE THAN
CONTRACTUAL OBLIGATIONS       TOTAL        1 YEAR       YEARS        YEARS       5 YEARS
------------------------------------------------------------------------------------------
Repurchase arrangements
   and similar borrowings   $1,977,819   $1,977,819   $        -   $        -   $        -
CMO borrowings                 185,048       72,772       93,556       11,921        6,799
Borrowings secured by
   real estate                 224,076        5,634       11,514       11,883      195,045
Corporate office lease           3,378          408          861          888        1,221
Pending acquisitions
   of mortgage securities      116,977      116,977            -            -            -
                            ----------   ----------   ----------   ----------   ----------
                            $2,507,298   $2,173,610   $  105,931   $   24,692   $  203,065
                            ==========   ==========   ==========   ==========   ==========

                          CAPSTEAD MORTGAGE CORPORATION

     For variable-rate borrowings the interest component of these obligations is based on rates in effect at year-end. Payments due by period on CMOs reflect current expectations of mortgage prepayments on related pledged collateral and the exercise of Clean-up Calls. This presentation excludes acquisitions of financial assets and any other contractual obligations entered into after year-end.

UTILIZATION OF CAPITAL AND POTENTIAL LIQUIDITY

     The Company's utilization of capital and potential liquidity as of December 31, 2003, adjusted for liquidity reserves, were as follows (in thousands):

                                                                                  CAPITAL        POTENTIAL
                                                ASSETS (a)     BORROWINGS         EMPLOYED     LIQUIDITY (a)
-------------------------------------------------------------------------------------------------------------
Mortgage securities and similar investments:
     Agency Securities                         $  1,918,205   $  1,735,027      $    183,178   $      126,808
     Non-agency Securities                          202,536        170,205            32,331           25,263
     CMBS                                            74,376         69,946             4,430              417
                                               ------------   ------------      ------------   --------------
                                                  2,195,117      1,975,178           219,939          152,488
CMO collateral and investments                      167,571        166,807               764                -
Real estate held for lease                          133,414        120,206            13,208                -
                                               ------------   ------------      ------------   --------------
                                               $  2,496,102   $  2,262,191           233,911          152,488
                                               ============   ============
Other assets, net of other liabilities                                                51,956           16,340 (b)
Fourth quarter common dividend                                                        (8,829)          (8,829)(c)
Liquidity reserves for funding principal
   payments and margin calls                                                               -         (115,000)(d)
                                                                                ------------   --------------
                                                                                $    277,038   $       44,999
                                                                                ============   ==============

(a) Assets are stated at carrying amounts on the Company's balance sheet. Potential liquidity is based on maximum borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of December 31, 2003, adjusted separately for liquidity reserves.

(b)  Represents unrestricted cash and cash equivalents.

(c) The fourth quarter 2003 common dividend was declared December 11, 2003 and paid January 21, 2004 to stockholders of record as of December 31, 2003.

(d) Liquidity reserves reflect management's determination, as of the balance sheet date, of the level of capital necessary to hold in reserve to fund principal payments (that are not remitted to the Company for 25 to 45 days after any given month-end) and potential margin calls (requirements to pledge additional collateral or pay down borrowings caused by declines in market value of pledged assets) under stressed market conditions.

     The Company generally finances its mortgage securities and similar investments with well-established investment banking firms using repurchase arrangements and similar borrowings. Assuming potential liquidity is available, these borrowings can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. CMO collateral is pledged to secure CMO bonds. Real estate held for lease is financed by long-term borrowings. Liquidity is affected by, among other things, changes in market value of assets pledged under borrowing arrangements, principal prepayments and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of financial leverage will be dependent upon many factors, including the size and composition of the Company's investment portfolios (see "Liquidity and Capital Resources").

                          CAPSTEAD MORTGAGE CORPORATION

TAX CONSIDERATIONS OF DIVIDENDS PAID ON CAPSTEAD SHARES

     Preferred share dividend distributions for the last three years have consisted entirely of ordinary taxable income. Each common share dividend distribution (including the 2002 and 2001 special common dividend distributions) is allocated between ordinary taxable income, capital gain and return of capital based on the relative amounts of Capstead's taxable income (by category, after consideration of available capital loss carryforwards and allocations to preferred shares) to total distributions for each year. Stockholders should reduce the tax cost basis of their shares by the amount of return of capital distributions received, if any. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of dividends received. The following table provides tax characteristics of Capstead's common share dividend distributions for the last three years:

                       COMMON                                                RETURN
                      DIVIDEND           CAPITAL           ORDINARY            OF
TAX YEAR           DISTRIBUTIONS          GAIN *            INCOME *        CAPITAL *
-------------------------------------------------------------------------------------
 2003                $  3.10                -%             100.00%               -%
 2002                  12.75                -               41.25            58.75
 2001                  20.14                -               28.90            71.10

* The indicated characterization percentage is applicable to each quarterly or special common dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2001 is available at www.capstead.com.

                          CAPSTEAD MORTGAGE CORPORATION

                              RESULTS OF OPERATIONS

     Comparative net operating results (interest income or fee revenue, net of related interest expense and, in the case of real estate held for lease and CMO administration, related direct and indirect operating expense) by source were as follows (in thousands, except per share amounts):

                                                        YEAR ENDED DECEMBER 31
                                                  ------------------------------------
                                                     2003         2002         2001
--------------------------------------------------------------------------------------
Mortgage securities and similar investments:
   Agency Securities                              $   51,288   $   91,769   $  102,181
   Non-agency Securities                               6,091        4,270        5,458
   CMBS and other commercial loans                     3,099        5,598        2,106
CMO collateral and investments                            42       (1,976)        (366)
                                                  ----------   ----------   ----------
       Net margin on financial assets                 60,520       99,661      109,379
                                                  ----------   ----------   ----------
Real estate held for lease:
   Lease revenue after related interest expense        5,701        3,420            -
   Real estate depreciation                           (3,708)      (2,543)           -
                                                  ----------   ----------   ----------
       Net margin on real estate held for lease        1,993          877            -
                                                  ----------   ----------   ----------
Other revenue (expense):
   Gain on asset sales and CMO redemptions             4,560        4,725        7,956
   CMO administration and other                        1,784        2,429        3,705
   Incentive fee paid to former affiliate               (500)      (4,982)      (8,133)
   Other operating expense                            (7,698)      (6,587)      (6,631)
                                                  ----------   ----------   ----------
       Total other revenue (expense)                  (1,854)      (4,415)      (3,103)
                                                  ----------   ----------   ----------
Net income                                            60,659       96,123      106,276
   Less cash dividends paid on preferred stock       (20,273)     (20,362)     (20,446)
                                                  ----------   ----------   ----------
   Net income available to common stockholders    $   40,386   $   75,761   $   85,830
                                                  ==========   ==========   ==========
Operating income *                                $   39,876   $   73,987   $   78,359
                                                  ==========   ==========   ==========
Net income per common share:
   Basic                                          $     2.89   $     5.47   $     6.43
   Diluted                                              2.60         4.85         5.68
   Operating *                                          2.78         5.22         5.55

* Capstead reports operating income per common share (a non-GAAP financial measure calculated excluding depreciation on real estate, gain on asset sales and CMO redemptions, and the dilutive effects of the Series B preferred shares) under the belief it provides investors with a useful supplemental measure of the Company's operating performance. Depreciation on real estate, although an expense deductible for federal income tax purposes and therefore an item that reduces Capstead's REIT distribution requirements, is added back to arrive at operating income because it is a noncash expense. Gains are excluded because they are considered non-operating in nature and the amount and timing of any such gains are dependent upon market conditions. Operating income per common share excludes the dilutive effects of the Series B preferred shares because it is not economically advantageous to convert these shares at the current market prices of both the common shares and Series B preferred shares (see "Comparison of Operating Income and Diluted Income per Common Share").

2003 COMPARED TO 2002

     The earning capacity of Capstead's financial asset portfolios is influenced by the overall size and composition of the portfolios, the relationship between short- and long-term interest rates (the "yield curve") and the extent the Company continues to invest its liquidity in these

                          CAPSTEAD MORTGAGE CORPORATION

portfolios. Net margins on financial assets and related financing spreads have benefited significantly the past three years from actions taken by the Federal Reserve, particularly during 2001, to lower short-term interest rates, which resulted in significantly lower interest rates on the Company's borrowings. However, lower interest rates have also led to declining yields on the Company's adjustable-rate assets and declining portfolio balances primarily caused by higher mortgage prepayment rates. While financing spreads are expected to continue declining as yields on the Company's ARM securities continue resetting lower, the Company has had success recently in replacing runoff that, if it continues, should slow declines in net margins provided borrowing rates stay at current levels. See "Financial Condition - "Overview" and "Mortgage Securities and Similar Investments" for further discussion of the current operating environment and the Company's goals regarding redeploying capital made available by portfolio runoff.

     Agency Securities remained the primary contributor to operating results in 2003. However, the impact of lower yields and a significantly lower average outstanding portfolio was evident in current year results, which were significantly less than in 2002 despite lower borrowing rates. The average outstanding Agency Securities portfolio was $1.9 billion during 2003 compared to $2.6 billion during 2002. The portfolio yielded 3.88% during 2003 while borrowing rates averaged 1.17%, producing a financing spread of 2.71%. This compares with yields of 5.16% and borrowing rates of 1.75% for a spread of 3.41% in 2002.

     Conversely, Non-agency Securities contributed more to operating results during 2003 than in 2002, primarily because of the benefits of additional securities made available from the redemption of CMOs. The average outstanding portfolio was $163 million during 2003 compared to $91 million in 2002. The portfolio yielded 4.63% during 2003 while borrowing rates averaged 1.49%, producing a financing spread of 3.14%. This compares with yields of 5.62% and borrowing rates of 1.87% for a spread of 3.75% in 2002.

     CMBS and other commercial loans contributed less to operating results during 2003 than in 2002 primarily because of a lower average outstanding portfolio due largely to payoffs during 2003 of several positions held throughout all of 2002. The average outstanding portfolio was $114 million during 2003 compared to $192 million in 2002. The portfolio yielded 4.44% during 2003 while borrowing rates averaged 1.99% producing a financing spread of 2.45%. This compares with yields of 4.97% and borrowing rates of 2.44% for a spread of 2.53% in 2002.

     The CMO collateral and investments portfolio has declined significantly the last several years primarily because of high prepayments on the underlying pledged CMO collateral and the exercise of Clean-up Calls in which the Company redeemed the related bonds and either sold the released CMO collateral for gains or transferred it into the Non-agency Securities portfolio where it is held for investment.

     In May 2002 the Company made its first direct investment in real estate that is net-leased on a long-term basis. Under the terms of the Lease, changes in interest rates on the related debt are the responsibility of the lessee. Current year results were higher than in 2002 primarily because the properties were owned for a full year in 2003 compared to only eight months in 2002.

     Gain on asset sales and CMO redemptions in 2003 reflects a gain of $4.0 million on the sale of $121 million of released CMO collateral and a net gain of $545,000 on the redemption of CMO bonds related to $195 million in collateral held as Non-agency Securities

                          CAPSTEAD MORTGAGE CORPORATION

upon release from the related indentures. The Company does not anticipate realizing significant additional gains from the redemption of previously issued securitizations.

     CMO administration revenue continues to trend lower primarily because of a declining portfolio of CMOs for which the Company provides administrative services. Since most of the CMOs the Company administered have been called, CMO administration is not expected to contribute significantly to operating results in future periods. Although earnings from overnight investments were significantly less in 2003, other revenue benefited from the recovery of a $500,000 insurance deductible related to the October 2003 dismissal of the 1998 purported stockholder class action lawsuit (see "NOTE 14" to the accompanying consolidated financial statements).

     On a combined basis, incentive fees paid to former affiliate and other operating expenses were considerably less during 2003 than in 2002. This reflects lower current year accruals for incentive fees primarily because of lower earnings and dividends and declines in book value caused largely by portfolio runoff. See "NOTE 2" to the accompanying consolidated financial statements and "Financial Condition - Management Changes."

2002 COMPARED TO 2001

     Net margins on financial assets and related financing spreads benefited in 2002 from actions taken by the Federal Reserve during 2001 and again in November 2002 to lower short-term interest rates, which resulted in significantly lower interest rates on the Company's borrowings. However, lower interest rates also led to declining yields on the Company's adjustable-rate assets and declining portfolio balances primarily caused by higher mortgage prepayment rates.

     Agency Securities remained the primary contributor to operating results in 2002; however, the impact of lower yields and a significantly lower average outstanding portfolio led to lower results for 2002 despite lower borrowing rates. The average outstanding Agency Securities portfolio was $2.6 billion during 2002 compared to $4.0 billion during 2001. The portfolio yielded 5.16% during 2002 while borrowing rates averaged 1.75%, producing a financing spread of 3.41%. This compares with yields of 6.49% and borrowing rates of 4.18% for a spread of 2.31% in 2001.

     Non-agency Securities contributed less to operating results during 2002 than in 2001. The average outstanding portfolio was $91 million during 2002 compared to $87 million in 2001. The portfolio yielded 5.62% during 2002 while borrowing rates averaged 1.87%, producing a financing spread of 3.75%. This compares with yields of 7.58% and borrowing rates of 3.21% for a spread of 4.37% in 2001.

     CMBS and other commercial loans contributed more to operating results during 2002 than in 2001 primarily because of $200 million in portfolio additions since the fourth quarter of 2001. The average outstanding portfolio was $192 million during 2002 compared to $77 million in 2001. The portfolio yielded 4.97% during 2002 while borrowing rates averaged 2.44%, producing a financing spread of 2.53%. This compares with yields of 6.46% and borrowing rates of 4.47% for a spread of 1.99% in 2001.

     CMO collateral and investments contributed less to operating results primarily because of higher prepayments on the underlying pledged CMO collateral. In addition, the portfolio has declined with the exercise of Clean-up Calls in which the Company has retired related bonds and either sold released CMO collateral for gains or held it as Non-agency Securities.

                          CAPSTEAD MORTGAGE CORPORATION

     Real estate held for lease results reflected ownership of senior living facilities since May 2002. Revenue recognized through July 2002 consisted of accruals under a three-month rent concession. Cash lease payments began in August 2002.

     Gain on asset sales in 2002 reflected the sale of fixed-rate CMO collateral released from related CMOs pursuant to Clean-up Calls. In addition, a $15 million participation in a one-year secured commercial loan was sold for a gain of $1.9 million shortly after acquisition. This gain effectively accelerated into 2002 much of what would have been earned on this particular investment had it been held to maturity.

     CMO administration revenue trended lower primarily because a declining portfolio of CMOs for which the Company provides administrative services. Although earnings from overnight investments were significantly less in 2002, other revenue benefited from better than anticipated settlements of liabilities related to the Company's 1998 sale of its servicing operation.

     Incentive fee paid to former affiliate reflects the Company's performance against predetermined benchmarks. Incentive fees for 2002 were lower than in 2001 primarily because, excluding the effects of the July 2001 special dividend, book value remained fairly stable, while in 2001 book value increased substantially because of increases in market value of the Company's financial assets (see "NOTE 2" to the accompanying consolidated financial statements).

                         LIQUIDITY AND CAPITAL RESOURCES

     Capstead's primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on mortgage securities and similar investments. Other sources of funds include proceeds from other borrowing arrangements, proceeds from asset sales, unrestricted payments received on real estate held for lease and proceeds from equity offerings. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its capital. Because the level of these borrowings can be adjusted on a daily basis, the level of unrestricted cash and cash equivalents carried on the balance sheet is less important than the Company's potential liquidity available under its borrowing arrangements. The table included under "Financial Condition - Utilization of Capital and Potential Liquidity" and accompanying discussion illustrates additional funds potentially available to the Company as of December 31, 2003 as adjusted for liquidity reserves. The Company currently believes that it has ample liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for Capstead's continued qualification as a REIT. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

     Borrowings under repurchase arrangements secured by Agency Securities and Non-agency Securities generally have maturities of less than 31 days. These borrowings totaled $1.9 billion at December 31, 2003. Capstead has uncommitted repurchase facilities with investment banking firms to finance these investments, subject to certain conditions. Interest rates on these borrowings are generally based on 30-day London Interbank Offered Rate ("LIBOR") and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest

                          CAPSTEAD MORTGAGE CORPORATION

rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries.

     Borrowings under repurchase arrangements with investment banking firms secured by CMBS more closely match the interest rate adjustment features of these investments such that the Company anticipates it can earn more consistent financing spreads and, as a result, experience less interest rate volatility than experienced with investments in Agency Securities. These borrowings, which generally have longer initial maturities than borrowings secured by Agency Securities and may feature renewal options, totaled $70 million at December 31, 2003. Should Capstead make significant additional investments in credit-sensitive assets, it is anticipated that it will attempt to lessen interest rate volatility in a similar fashion or through the use of derivative financial instruments ("Derivatives") such as interest rate swaps.

     CMO borrowings totaled $167 million at December 31, 2003 and are secured by CMO collateral pledged to the related indentures. As such, recourse is limited to this collateral and therefore has a limited impact on Capstead's liquidity and capital resources. Mortgage prepayments and Clean-up Calls affect the maturity of each CMO series.

     With its acquisition of senior living properties in May 2002, Capstead assumed $19 million in fixed-rate mortgage financing from a commercial bank that matures in 2009 and $101 million in tax-exempt bond debt. In November 2002, the tax-exempt bonds were refunded with proceeds from issuing new 30-year adjustable-rate tax-exempt bonds. Under the terms of the Lease, changes in interest rates on this debt are the responsibility of the lessee and as such, have a limited effect on the Company's liquidity.

     Beginning in February 2004 the Company began selling common shares into the open market on a limited basis and such sales are expected to continue at least into the second quarter of 2004. During the month of February, Capstead raised $5.9 million of new common equity through the sale of 353,900 common shares at an average price of $16.67 per share, after expenses. The proceeds from these issuances are accretive to book value per share and, combined with Capstead's existing liquidity, are available to fund further acquisitions of ARM securities, if available at attractive prices, and increase the Company's flexibility in pursuing real estate-related opportunities.

                        EFFECTS OF INTEREST RATE CHANGES

INTEREST RATE SENSITIVITY ON OPERATING RESULTS

     The Company performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All financial assets and Derivatives held are included in this analysis. The sensitivity of components of Other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. Because under the terms of the Lease the lessee is responsible for changes in related debt service requirements, earnings from the Company's investment in net-leased real estate are generally not affected by changes in interest rates. The model incorporates management assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for purposes of amortizing investment and liability premiums and discounts. These assumptions are developed through a combination of historical analysis and future expected pricing behavior.

                          CAPSTEAD MORTGAGE CORPORATION

    As of December 31, 2003 and 2002, Capstead had the following estimated earnings sensitivity profile (dollars in thousands):

                                             10-YEAR
                                  30-DAY       U.S.
                                   LIBOR     TREASURY
                                   RATE        RATE                        IMMEDIATE CHANGE IN:*
------------------------------------------------------------------------------------------------------------------
30-day LIBOR rate                                            Flat         Up 1.00%         Up 1.00%        Up 2.00%
10-year U.S. Treasury rate                                Down 1.00%        Flat           Up 1.00%        Up 2.00%
Projected 12-month
   earnings change:**
   December 31, 2003               1.12%        4.25%    $   (1,674)     $(10,732)       $ (10,018)       $(21,713)
   December 31, 2002               1.38         3.82         (1,672)      (10,704)          (9,665)        (20,122)

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

     Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net margins on financial assets resulting from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, changes in market conditions and management's financial capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

GENERAL DISCUSSION OF EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates may affect Capstead's earnings in various ways. Earnings currently depend, in part, on the difference between the interest received on mortgage securities and similar investments, and the interest paid on related borrowings, which are generally based on 30-day LIBOR. The resulting financing spread may be reduced or even turn negative in a rising short-term interest rate environment. Because the mortgage securities and similar investments portfolio consists primarily of ARM securities, the risk of rising short-term interest rates is offset to some extent by increases in the rates of interest earned on the underlying ARM loans, which reset once or twice a year based on underlying indices, subject to periodic and lifetime limits, referred to as caps. The Company's ARM securities featured the following average coupon rate, and average periodic and lifetime caps as of December 31, 2003 (dollars in thousands):

                                                              AVERAGE          AVERAGE           AVERAGE
             ARM TYPE                        BASIS *        COUPON RATE      PERIODIC CAP      LIFETIME CAP
-----------------------------------------------------------------------------------------------------------
Agency Securities:
   Fannie Mae/Freddie Mac                  $1,154,433           3.66%            1.676%           11.544%
   Ginnie Mae                                 734,706           4.27             1.000            10.653
Non-agency Securities                          82,718           4.42             1.738            11.292
                                           ----------
                                           $1,971,857           3.92             1.427            11.201
                                           ==========

* Basis represents the Company's investment before unrealized gains and losses.

                          CAPSTEAD MORTGAGE CORPORATION

     Since only a portion of the ARM loans underlying these securities reset each month subject to periodic and lifetime caps, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying loans, contributing to lower or even negative financing spreads. At other times, declines in these indices during periods of relatively low short-term interest rates will negatively effect yields on ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, earnings would be adversely affected. The Company may invest in Derivatives from time to time as a hedge against rising interest rates on a portion of its short-term borrowings. At December 31, 2003, the Company did not own any Derivatives for this purpose.

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

     Capstead periodically sells assets, which may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as asset values fluctuate with changes in interest rates. At other times, asset sales may become prudent to shift the Company's investment focus. During periods of rising interest rates or contracting market liquidity, asset values can decline, leading to increased margin calls and reducing the Company's liquidity. A margin call means that a lender requires a borrower to pledge additional collateral to re-establish the agreed-upon ratio of the value of the collateral to the amount of the borrowing. If the Company is unable or unwilling to pledge additional collateral, lenders can liquidate the collateral under adverse market conditions, likely resulting in losses.

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

                          CAPSTEAD MORTGAGE CORPORATION

     Additionally, commercial properties may not be readily convertible to alternative uses if such properties were to become unprofitable due to competition, age of improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses often requires substantial capital expenditures, which may or may not be available.

     The availability of credit for commercial mortgage loans may be dependent upon economic conditions in the markets where such properties are located, as well as the willingness and ability of lenders to make such loans. The availability of funds in the credit markets fluctuates and there can be no assurance that the availability of such funds will increase above, or will not contract below, current levels. In addition, the availability of similar commercial properties, and the competition for available credit, may affect the ability of potential purchasers to obtain financing for the acquisition of properties. This could affect the repayment of commercial mortgages.

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

                    RISKS ASSOCIATED WITH OWNING REAL ESTATE

     The direct ownership of commercial real estate involves a number of risks. With its first acquisition of real estate, Capstead has attempted to mitigate these risks by entering into a long-term `net-lease' arrangement whereby the lessee is responsible for the ongoing

                          CAPSTEAD MORTGAGE CORPORATION

operation and management of the properties and for paying all expenses associated with the operation of the properties. Although reduced by this net-lease arrangement, risks of ownership remain, including:

- The risk that changes in economic conditions or real estate markets may adversely affect the value of the properties.

- During inflationary periods, which are generally accompanied by rising interest rates, increases in operating costs and borrowing rates may be greater than increases in lessee revenues from operating properties. Over an extended period of time, this could result in lessee defaults.

- The risk that a deterioration of local conditions could adversely affect the ability of a lessee to profitably operate a property. For instance, an oversupply of senior living properties could hamper the leasing of senior living units at favorable rates. This could ultimately affect the value of the properties.

- Changes in tax, zoning or other laws could make properties less attractive or less profitable.

- An owner cannot be assured that lessees will elect to renew their leases when the terms expire. If a lessee does not renew its lease or otherwise defaults on its lease obligations, there is no assurance the owner can obtain a substitute lessee on acceptable terms. If the owner cannot obtain another qualified operator to lease a property, the owner may be required to modify the property for a different use, which may involve significant capital expenditures and delays in re-leasing the property.

- The risk that lessees will not perform under their leases, reducing the owner's income from the leases or requiring the owner to assume costs (such as real estate taxes, insurance, utilities and maintenance) that are the lessees' responsibility under net-leases. In the case of special-purpose real estate such as senior living facilities, compliance with licensing requirements could complicate or delay the transfer of operational control of such properties. This could lead to a significant cash flow burden for the owner to service the debt and otherwise maintain the properties.

- Net-leases generally require the lessee to carry comprehensive liability, casualty, workers' compensation and rental loss insurance. The required coverage is typical of the type and amount customarily obtained by an owner of similar properties. However, there are some types of losses, such as catastrophic acts of nature, for which insurance cannot be obtained at a commercially reasonable cost. If there is an uninsured loss or a loss in excess of insurance limits, the owner could lose both the revenues generated by the affected property and the capital invested in the property. The owner would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property.

- Investments in real estate are subject to various federal, state and local regulatory requirements including the Americans with Disabilities Act (the "ADA"). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Existing requirements may change and compliance with

                          CAPSTEAD MORTGAGE CORPORATION

     future requirements may involve significant unanticipated expenditures. Although typically these expenditures would be the responsibility of the lessee under the terms of net-leases, if lessees fail to perform these obligations, the owner may be required to do so.

- Under federal, state and local environmental laws, the owner may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at its properties, regardless of its knowledge or actual responsibility, simply because of current or past ownership of the real estate. If unidentified environmental problems arise, the owner may have to make substantial payments, which could adversely affect cash flow and the ability to make distributions to stockholders. This is so because:

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

- An owner may desire to sell a property in the future because of changes in market conditions or poor lessee performance or to avail itself of other opportunities. An owner may also be required to sell a property in the future to meet debt obligations or avoid a default. Unlike investments in mortgage securities, real estate cannot always be sold quickly, and there can be no assurance that the properties can be sold at a favorable price or that a prospective buyer will view existing lease or operating arrangements favorably. In addition, a property may require restoration or modification before it is sold.

                         INVESTMENT COMPANY ACT OF 1940

     The Investment Company Act of 1940, as amended (the "Investment Company Act"), exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Capstead intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act. If the Company fails to qualify for this exemption, its ability to use leverage would be substantially reduced and it would be unable to conduct its business as described herein.

     Under the current interpretation of the staff of the Securities and Exchange Commission ("SEC"), in order to qualify for this exemption a REIT must maintain at least 55% of its

                          CAPSTEAD MORTGAGE CORPORATION

assets directly in qualifying real estate interests. Mortgage-backed securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages ("Non-whole Pool Securities") may be treated as separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, the provisions of the Investment Company Act limit ownership of these mortgage-backed securities.

     In satisfying the 55% requirement under the Investment Company Act, a REIT may treat mortgage-backed securities issued with respect to an underlying pool to which it holds all issued certificates ("Whole Pool Securities") as qualifying real estate interests. If the SEC or its staff adopts a contrary interpretation of such treatment, the REIT could be required to sell a substantial amount of Non-whole Pool Securities or other non-qualified assets under potentially adverse market conditions. Further, in order to ensure continued qualifications for the exemption under the Investment Company Act, a REIT might be precluded from acquiring Non-whole Pool Securities even if their yield is higher than the yield of Whole Pool Securities. These factors may lower earnings.

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

     Management believes the following are critical accounting policies in the preparation of Capstead's consolidated financial statements that involve the use of estimates requiring considerable judgment:

- Amortization of Premiums and Discounts on Financial Assets and Borrowings - Premiums and discounts on financial assets and borrowings are recognized in earnings as adjustments to interest income or interest expense by the interest method over the estimated lives of the related assets or borrowings. For most of Capstead's financial assets estimates and judgments related to future levels of mortgage prepayments are critical to this determination.

- Fair Value and Impairment Accounting for Financial Assets - Most of Capstead's mortgage securities and similar investments portfolio and a small portion of its CMO collateral and investments portfolio are classified as held available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in stockholders' equity as a component of Accumulated other comprehensive income. As

                          CAPSTEAD MORTGAGE CORPORATION

     such, these unrealized gains and losses enter into the calculation of book value per common share. Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of an individual asset below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in Other revenue (expense) as an impairment charge. Considerable judgment is required interpreting market data to develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity (see "NOTE 10" to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets).

- Depreciation and Impairment Accounting for Real Estate held for Lease - Real estate is carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of buildings, equipment and fixtures. If a significant adverse event or change in circumstances occurs, management would assess if the values of the Company's real estate properties have become impaired. If estimated operating cash flows (undiscounted and without interest charges) of a property over its remaining useful life are less than its net carrying value, the difference between net carrying value and fair value would be included in Other revenue (expense) as an impairment charge. Considerable judgment is required in determining useful lives of components of real estate properties and in estimating operating cash flows, particularly during periods of changing circumstances.

FORWARD-LOOKING STATEMENTS

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

                          CAPSTEAD MORTGAGE CORPORATION

COMPARISON OF OPERATING INCOME AND DILUTED INCOME PER COMMON SHARE

     The following table compares the calculation of operating income and operating income per common share to net income and diluted net income per common share (in thousands, except per share amounts):

                                                              YEAR ENDED DECEMBER 31
                                     ------------------------------------------------------------------------
                                              2003                     2002                     2001
                                     ----------------------   ----------------------   ----------------------
                                     OPERATING     DILUTED    OPERATING     DILUTED    OPERATING     DILUTED
-------------------------------------------------------------------------------------------------------------
Net income                           $  60,659    $  60,659   $  96,123    $  96,123   $ 106,276    $ 106,276
Adjustments for:
   Depreciation on real estate           3,708            -       2,543            -           -            -
   Gain on asset sales                  (4,560)           -      (4,725)           -      (7,956)           -
   Series B preferred dividends        (19,931)           -     (19,954)           -     (19,961)      (9,981)*
                                     ---------    ---------   ---------    ---------   ---------    ---------
                                     $  39,876    $  60,659   $  73,987    $  96,123   $  78,359    $  96,295
                                     =========    =========   =========    =========   =========    =========

Weighted average common
   shares outstanding                   13,977       13,977      13,858       13,858      13,351       13,351
Net effect of dilutive securities:
   Preferred B shares                        -        8,968           -        5,652           -        2,827
   Stock options and other
     preferred shares                      350          350         317          317         778          778
                                     ---------    ---------   ---------    ---------   ---------    ---------
                                        14,327       23,295      14,175       19,827      14,129       16,956
                                     =========    =========   =========    =========   =========    =========

Per common share                     $    2.78    $    2.60   $    5.22    $    4.85   $    5.55    $    5.68
                                     =========    =========   =========    =========   =========    =========

* Reflects the Series B preferred shares as antidilutive prior to a July 2, 2001 change in conversion rates.

DISCLOSURE AND CONTROL PROCEDURES AND RELATED CERTIFICATIONS

     As of December 31, 2003, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2003.

     Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 are included as exhibits to the Company's annual report on Form 10-K for the year ended December 31, 2003 which is available free of charge on its website at www.capstead.com.

                          CAPSTEAD MORTGAGE CORPORATION

                                    DIRECTORS

ANDREW F. JACOBS
President and Chief Executive Officer

Member: Executive Committee

GARY KEISER
Private Investments

PAUL M. LOW
Chairman of the Board

Chairman: Executive Committee
Member: Audit and Governance & Nomination Committees

MICHAEL G. O'NEIL
Private Investments

Chairman: Governance & Nomination Committee
Member: Audit Committee

HOWARD RUBIN
Private Investments

Chairman: Audit Committee
Member: Compensation and Executive Committees

MARK S. WHITING
Managing Partner,
Drawbridge Partners, LLC

Chairman: Compensation Committee
Member: Governance & Nomination Committee

                          CAPSTEAD MORTGAGE CORPORATION

                                    OFFICERS

PAUL M. LOW
Chairman of the Board

ANDREW F. JACOBS
President and Chief Executive Officer

SENIOR VICE PRESIDENTS

AMAR R. PATEL
Asset and Liability Management

PHILLIP A. REINSCH
Chief Financial Officer and Secretary

ROBERT R. SPEARS, JR.
Asset and Liability Management

VICE PRESIDENTS

MICHAEL W. BROWN
Asset and Liability Management and Treasurer

D. CHRISTOPHER SIEBER
Financial Accounting and Reporting

ASSISTANT VICE PRESIDENTS

LAURA CATHERINE DOOLITTLE
Financial Accounting and Reporting

BETHANY L. LEE
Stockholder Relations