Form 10-K, Exhibit 13
period 2005-12-31
CAPSTEAD MORTGAGE CORP
filed 2006-03-13
CIK 766701

EXHIBIT 13
CAPSTEAD MORTGAGE CORPORATION
PORTIONS OF THE
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2005

Capstead Mortgage Corporation
Reports on Corporate Governance and
Reports of Independent Registered Public Accounting Firm
Report of Management on Effectiveness of Internal Control
Over Financial Reporting
     Management of Capstead Mortgage Corporation (“Capstead” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a – 15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the COSO framework, it is management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005.
     Capstead’s independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management’s assessment of internal control over financial reporting which is included in this Annual Report.
Report of Management on Effectiveness of Disclosure Controls and Procedures
     Under the supervision and with the participation of management, including the CEO and CFO, an evaluation of Capstead’s disclosure controls and procedures as defined under Exchange Act Rule 13a-15(e) was conducted. Based on this evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2005.
Related Certifications by Management
     Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead’s annual report on Form 10-K for the year ended December 31, 2005 and the Company’s system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the annual report on Form 10-K. This report, as well as the Company’s other filings with the Securities and Exchange Commission, are available free of charge on the Company’s website at www.capstead.com.
     On May 10, 2005 Capstead’s CEO certified, pursuant to Section 303A.12(a) of the New York Stock Exchange (“NYSE”) Listed Company Manual, that he was not aware of any violation by the Company of NYSE corporate governance listing standards. This certification is made annually with the NYSE within thirty days after the Company’s annual meeting of stockholders.

Capstead Mortgage Corporation
Report of Independent Registered Public Accounting Firm on
Audit of Management’s Assessment of Internal Control Over Financial Reporting
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited management’s assessment, included in the accompanying Report of Management on Effectiveness of Internal Control Over Financial Reporting, that Capstead Mortgage Corporation (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of Capstead Mortgage Corporation and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG, LLP
Dallas, Texas
February 24, 2006

Capstead Mortgage Corporation
Report of Independent Registered Public Accounting Firm on
Audit of the Consolidated Financial Statements
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Capstead Mortgage Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG, LLP
Dallas, Texas
February 24, 2006

Capstead Mortgage Corporation
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended December 31
	2005	2004	2003

Mortgage securities and similar investments:
Interest income	$130,333	$91,121	$119,444
Interest expense	(105,937)	(44,939)	(58,924)

	24,396	46,182	60,520

Other revenue (expense):
Gain on asset sales and redemptions of structured financings	156	–	4,560
Other revenue	926	813	1,784
Interest expense on unsecured borrowings	(972)	–	–
Other operating expense	(7,301)	(7,126)	(8,198)

	(7,191)	(6,313)	(1,854)

Income before equity in loss of unconsolidated affiliates and discontinued operation	17,205	39,869	58,666

Equity in loss of unconsolidated affiliates	(10)	–	–

Income from continuing operations	17,195	39,869	58,666

Income from discontinued operation, net of taxes	39,997	1,936	1,993

Net income	$57,192	$41,805	$60,659

Net income available to common stockholders:
Net income	$57,192	$41,805	$60,659
Less cash dividends paid on preferred shares	(20,256)	(20,259)	(20,273)

	$36,936	$21,546	$40,386

Basic earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.22	$2.75
Income from discontinued operation	2.12	0.12	0.14

	$1.96	$1.34	$2.89

Diluted earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.21	$2.51
Income from discontinued operation	2.12	0.12	0.09

	$1.96	$1.33	$2.60

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31
	2005	2004

Assets:
Mortgage securities and similar investments ($4.2 billion pledged under repurchase arrangements)	$4,368,025	$3,438,559
Assets of discontinued operation (real estate held for lease)	–	141,037
Investments in unconsolidated affiliates	9,246	–
Receivables and other assets	53,040	35,356
Cash and cash equivalents	33,937	73,030

	$4,464,248	$3,687,982

Liabilities:
Repurchase arrangements and similar borrowings	$4,023,686	$3,221,794
Unsecured borrowings	77,321	–
Liabilities of discontinued operation	2,884	120,116
Common stock dividend payable	381	4,151
Accounts payable and accrued expenses	15,127	9,382

	4,119,399	3,355,443

Stockholders’ equity:
Preferred stock — $0.10 par value; 100,000 shares authorized:
$1.60 Cumulative Preferred Stock, Series A, 202 shares issued and outstanding at December 31, 2005 and December 31, 2004 ($3,317 aggregate liquidation preference)	2,827	2,827
$1.26 Cumulative Convertible Preferred Stock, Series B, 15,819 shares issued and outstanding at December 31, 2005 and December 31, 2004 ($180,025 aggregate liquidation preference)	176,705	176,705
Common stock — $0.01 par value; 100,000 shares authorized; 19,043 and 18,867 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	191	189
Paid-in capital	512,933	516,704
Accumulated deficit	(352,803)	(387,718)
Accumulated other comprehensive income	4,996	23,832

	344,849	332,539

	$4,464,248	$3,687,982

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Statements of Stockholders’ equity
(In thousands, except per share amounts)

					Accumulated
					Other	Total
	Preferred	Common	Paid-in	Accumulated	Comprehensive	Stockholders’
	Stock	Stock	Capital	Deficit	Income	Equity

Balance at January 1, 2003	$179,766	$140	$458,919	$(387,718)	$47,471	$298,578

Net income	–	–	–	60,659	–	60,659
Other comprehensive loss:
Amounts related to cash flow hedges, net	–	–	–	–	(371)	(371)
Change in unrealized gain on mortgage securities, net	–	–	–	–	(18,345)	(18,345)

Comprehensive income						41,943
Cash dividends:
Common – $3.10 per share	–	–	(3,018)	(40,386)	–	(43,404)
Preferred	–	–	–	(20,273)	–	(20,273)
Conversion of preferred stock	(103)	–	103	–	–	–
Additions to capital	–	–	194	–	–	194

Balance at December 31, 2003	179,663	140	456,198	(387,718)	28,755	277,038

Net income	–	–	–	41,805	–	41,805
Other comprehensive loss:
Amounts related to cash flow hedges, net	–	–	–	–	(450)	(450)
Change in unrealized gain on mortgage securities, net	–	–	–	–	(4,473)	(4,473)

Comprehensive income						36,882
Cash dividends:
Common – $1.58 per share	–	–	(4,219)	(21,546)	–	(25,765)
Preferred	–	–	–	(20,259)	–	(20,259)
Conversion of preferred stock	(131)	–	131	–	–	–
Additions to capital	–	49	64,594	–	–	64,643

Balance at December 31, 2004	179,532	189	516,704	(387,718)	23,832	332,539

Net income	–	–	–	57,192	–	57,192
Other comprehensive loss:
Amounts related to cash flow hedges, net	–	–	–	–	403	403
Change in unrealized gain on mortgage securities, net	–	–	–	–	(19,239)	(19,239)

Comprehensive income						38,356
Cash dividends:
Common – $0.32 per share	–	–	(2,217)	(3,846)	–	(6,063)
Preferred	–	–	(1,825)	(18,431)	–	(20,256)
Additions to capital	–	2	271	–	–	273

Balance at December 31, 2005	$179,532	$191	$512,933	$(352,803)	$4,996	$344,849

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31
	2005	2004	2003

Operating activities:
Net income	$57,192	$41,805	$60,659
Noncash items:
Amortization of investment premiums	21,813	14,961	11,088
Depreciation and other amortization	368	314	840
Undistributed earnings of unconsolidated affiliates	18	–	–
Gain on asset sales and redemptions of structured financings	(156)	–	(4,560)
Gain on sale of discontinued operation (real estate held for lease)	(38,196)	–	–
Change in incentive fee payable to former affiliate	–	–	(4,982)
Net change in receivables, other assets, accounts payable and accrued expenses	(3,749)	(308)	15,295

Net cash provided by operating activities of continuing operations	37,290	56,772	78,340
Net cash provided by operating activities of discontinued operation	3,104	2,900	4,699

Net cash provided by operating activities	40,394	59,672	83,039

Investing activities:
Purchases of mortgage securities and similar investments	(2,474,812)	(2,095,002)	(518,090)
Principal collections on mortgage securities and similar investments	1,494,220	991,020	1,515,271
Proceeds from asset sales	–	–	125,020
Investments in unconsolidated affiliates:
Investment in statutory trusts formed to issue other borrowings	(2,321)	–	–
Investment in commercial real estate loan limited partnership	(6,943)	–	–

Net cash (used in) provided by investing activities of continuing operations	(989,856)	(1,103,982)	1,122,201
Net cash provided by investing activities of discontinued operation including net proceeds from its sale	56,759	6,112	–

Net cash (used in) provided by investing activities	(933,097)	(1,097,870)	1,122,201

Financing activities:
Net increase (decrease) in repurchase arrangements and similar borrowings	802,867	1,081,274	(1,076,343)
Unsecured borrowings, net of issue costs	75,038	–	–
Release of restricted cash	5,996	–	–
Capital stock transactions	24	64,521	67
Dividends paid	(30,089)	(50,702)	(171,433)

Net cash provided by (used in) financing activities of continuing operations	853,836	1,095,093	(1,247,709)
Net cash used in financing activities of discontinued operation	(226)	(205)	(194)

Net cash provided by (used in) financing activities	853,610	1,094,888	(1,247,903)

Net change in cash and cash equivalents	(39,093)	56,690	(42,663)
Cash and cash equivalents at beginning of year	73,030	16,340	59,003

Cash and cash equivalents at end of year	$33,937	$73,030	$16,340

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Notes to Consolidated Financial Statements
December 31, 2005
NOTE 1 — BUSINESS
     Capstead Mortgage Corporation operates as a real estate investment trust for federal income tax purposes (a “REIT”) and is based in Dallas, Texas. Unless the context otherwise indicates, Capstead Mortgage Corporation, together with its subsidiaries, is referred to as “Capstead” or the “Company.” Capstead earns income from investing in real estate-related assets on a leveraged basis. These investments consist primarily of financial assets, specifically residential adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, “Agency Securities”). Capstead also seeks to opportunistically invest a portion of its equity in credit-sensitive commercial real estate-related assets, including subordinate commercial real estate loans.
NOTE 2 — ACCOUNTING POLICIES
Basis of Presentation
     The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its wholly-owned and majority-owned subsidiaries over which it exercises control. The Company also considers the provisions of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities,” (“FIN46”) in determining whether consolidation is appropriate for any interests held in variable interest entities. All significant intercompany balances and transactions have been eliminated.
     Capstead does not control Redtail Capital Partners, L.P. (“Redtail Capital”), in key respects without the consent of its partner. Accordingly, Capstead’s investment in this majority-owned limited partnership is accounted for as an unconsolidated affiliate under the equity method of accounting. Capstead Mortgage Trust I and Trust II are statutory trusts organized by the Company under Delaware law to issue long-term unsecured borrowings. Because the common securities of these trusts held by Capstead are not considered variable interests at risk pursuant to the provisions of FIN46, Capstead accounts for these investments under the equity method of accounting. Investments in unconsolidated affiliates are initially recorded at cost and subsequently adjusted for Capstead’s equity in earnings and losses and cash contributions and distributions.
     Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications were necessary in large part because of the December 30, 2005 sale of Capstead’s real estate held for lease. All accounts associated with this investment and the resulting gain on sale have been reflected as a discontinued operation. Except as otherwise noted, all amounts and disclosures reflect only the Company’s continuing operations. Additionally, amounts related to collateral for structured financings and related borrowings have been reclassified as a component of Mortgage securities and similar investments and related borrowings in light of the declining significance of these amounts.

Capstead Mortgage Corporation
Use of Estimates
     The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of investment premiums on financial assets is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings.
     Estimated fair values of financial assets held in the form of securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis and are influenced by changes in, and market expectations for changes in, interest rates and levels of mortgage prepayments as well as other factors beyond the control of management. Accordingly, estimates of fair value are as of the balance sheet dates and are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect the Accumulated other comprehensive income (“AOCI”) component of Stockholders’ equity and therefore book value per common share. Book value per common share is a key financial metric used by investors in evaluating the Company and is also a factor in determining incentive compensation, as described below.
Cash and Cash Equivalents
     Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less when purchased.
Derivative Financial Instruments
     The Company may make use of derivative financial instruments (“Derivatives”) from time to time for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on financial assets or various other Derivatives available in the marketplace that are compatible with the Company’s risk management objectives. When held, Derivatives are recorded as assets or liabilities at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated and qualifies as an accounting hedge, as well as the type of hedging relationship identified.
     Capstead has made limited use of Derivatives during the three years ended December 31, 2005. Prior to exercise, call rights on certain securitizations issued by the Company and accounted for as sales were recognized as cash flow hedges on the purchase of a modest amount of ARM securities at par value. The fair value of these call rights was based on the discounted fair value of the related ARM securities in excess of par, less transaction costs. As such, changes in the value of the call rights prior to exercise were 100% correlated to changes in value of the ARM securities, excluding the effects of time value, which were recorded in Other revenue (expense). Upon exercise, the ARM securities were recorded at par and the values assigned to the related call rights were reclassified as investment premiums and are being amortized to Interest income as yield adjustments. Related amounts recorded in AOCI are being amortized to Interest income concurrently.

Capstead Mortgage Corporation
Financial Assets
     Most of Capstead’s financial assets are mortgage securities classified as available-for-sale and carried at fair value with unrealized gains and losses reported as a separate component of AOCI. A small portion of the Company’s mortgage securities that were originally acquired as collateral for structured financings are classified as held-to-maturity and carried at amortized cost (unpaid principal balance, net of unamortized investment premiums). Management determines the appropriate classification of mortgage securities at the time of purchase and periodically reevaluates such designation. The held-to-maturity classification may be used when the Company has the intent and ability to hold the securities to maturity. Financial assets held in the form of whole loans are stated at amortized cost. The Company may from time to time hold loans for sale. Such loans are carried at the lower of amortized cost or fair value on an aggregate basis. Transfers from loans for sale to loans for investment are recorded at the lower of amortized cost or fair value.
     Interest is recorded as income when earned. Investment premiums are recognized as adjustments to Interest income by the interest method over the expected life of the related financial assets. Realized gains and losses are included in Other revenue (expense). The cost of financial assets sold is based on the specific identification method. Unrealized gains and losses are not amortized to income; however, if a decline in fair value of an individual financial asset below amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value is included in Other revenue (expense) as an impairment charge. No impairment charges on financial assets have been recorded during the three years ended December 31, 2005.
Borrowings
     Borrowings are carried at their unpaid principal balances, net of unamortized discounts and premiums, when present. Discounts and premiums, as well as debt issue costs, which are recorded in Receivables and other assets, are recognized as adjustments to Interest expense by the interest method over the term of the related borrowings.
Income Taxes
     Capstead Mortgage Corporation and its qualified REIT subsidiaries (“Capstead REIT”) have elected to be taxed as a REIT. As a result of this election, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. It is Capstead’s policy to distribute 100% of taxable income of the REIT, after application of available tax attributes such as capital loss carryforwards, within the time limits prescribed by the Internal Revenue Code of 1986, as amended (the “Code”), which may extend into the subsequent taxable year. Capstead may find it advantageous from time to time to elect taxable REIT subsidiary status for certain of its qualified REIT subsidiaries. The taxable income of any taxable REIT subsidiary is subject to federal and state income taxes, where applicable.
     Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Capstead Mortgage Corporation
Incentive Compensation, Including 2003 Payments to a Former Affiliate
     The Compensation Committee of Capstead’s Board of Directors administers all incentive compensation programs. At the beginning of each year, the Compensation Committee adopts an incentive formula to provide for the creation of an incentive pool for the payment of incentive compensation to employees. While the adoption of the incentive formula provides a mechanism for determining amounts to be included in the incentive pool, the Compensation Committee has the discretion to administer incentive programs in a manner it deems appropriate in order to recognize and reward performance. The incentive pool generally is based on a 10% participation in the “modified total return” of Capstead in excess of a 10% benchmark return, multiplied by the Company’s beginning “modified common book value.” Modified total return is measured as the change in modified common book value per share during the year, excluding the effects of raising equity capital, together with common dividends per share. Modified common book value is determined by deducting from Stockholders’ Equity the recorded value of preferred equity and adjusting for unrealized gains and losses on investments not included in AOCI and for incentive pool accruals. For 2005 the Compensation Committee awarded incentive compensation to employees in excess of amounts prescribed by the incentive formula in recognition of accomplishments during the year in the face of a difficult operating environment. Additional incentive compensation was also awarded in 2004 relative to raising common equity capital.
     From April 2000 through July 2003 an affiliate of Fortress Investment Group LLC (which, together with its affiliates, is referred to as “Fortress”) provided the services of its chairman to serve as Capstead’s chairman and chief executive and of other individuals as necessary to perform support services for him. During this period Fortress received base annual fees and participated in the Company’s incentive compensation program. Included in Other operating expense in 2003 is $710,000 of base fees and incentive compensation paid to Fortress for services rendered prior to the termination of this arrangement.
Stock-Based Compensation
     Through December 31, 2005 Capstead accounted for stock-based awards for directors and employees under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations (“APB25”). Under APB25 compensation cost for stock-based awards was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount to be paid to acquire the stock and was recognized in Other operating expense as the awards vested and restrictions lapsed on a straight-line basis. If the Company had expensed stock-based compensation costs determined using the fair value-based methodology prescribed by Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS123”) using the straightline expense attribution method, such expense would have been higher by $89,000, $41,000 and $35,000 in 2005, 2004 and 2003, respectively. This would have lowered basic and diluted earnings per common share by one cent in 2005 and had no effect in 2004 or 2003.
     In 2004 SFAS123 was revised to supercede APB25 and require the use of a fair value-based methodology (similar to the original SFAS123 methodology) to measure and record costs associated with stock-based compensation. The revised standard (“SFAS123R”) was adopted by Capstead on January 1, 2006 and is applicable to any new awards and to all existing nonvested awards. The effect of adopting SFAS123R will not be material to Capstead’s 2006 earnings or financial condition.

Capstead Mortgage Corporation
NOTE 3 — EARNINGS PER COMMON SHARE
     Basic earnings per common share is computed by dividing the reportable components of net income (Income from continuing operations and Income from discontinued operation), after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing the reportable components of net income, after deducting dividends on convertible preferred shares when such shares are antidilutive, by the weighted average number of common shares and common share equivalents outstanding, giving effect to stock options and convertible preferred shares, when such options and shares are dilutive. For calculation purposes the Series A and B preferred shares are considered dilutive whenever basic income from continuing operations per common share exceeds each Series’ dividend divided by the conversion rate applicable for that period. The components of the computation of basic and diluted earnings per common share were as follows (in thousands, except per share amounts):

	Year Ended December 31
	2005	2004	2003

Numerators for basic earnings per common share:
Income from continuing operations	$17,195	$39,869	$58,666
Less Series A and B preferred share dividends	(20,256)	(20,259)	(20,273)

Income from continuing operations available (loss attributable) to common stockholders	(3,061)	19,610	38,393
Income from discontinued operation	39,997	1,936	1,993

	$36,936	$21,546	$40,386

Weighted average common shares outstanding	18,868	16,100	13,977

Basic earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.22	$2.75
Income from discontinued operation	2.12	0.12	0.14

	$1.96	$1.34	$2.89

Numerators for diluted earnings per common share:
Income from continuing operations	$17,195	$39,869	$58,666
Less dividends on antidilutive convertible preferred shares	(20,256)	(19,932)	–

Income from continuing operations available (loss attributable) to common stockholders	(3,061)	19,937	58,666
Income from discontinued operation	39,997	1,936	1,993

	$36,936	$21,873	$60,659

Denominator for diluted earnings per common share:
Weighted average common shares outstanding	18,868	16,100	13,977
Net effect of dilutive stock options	–	29	35
Net effect of dilutive convertible preferred shares	–	308	9,283

	18,868	16,437	23,295

Diluted earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.21	$2.51
Income from discontinued operation	2.12	0.12	0.09

	$1.96	$1.33	$2.60

Antidilutive securities excluded from the calculation of diluted earnings per common share:
Nonvested stock grants and shares issuable under stock options	950	275	392
Series A preferred shares	202	–	–
Series B preferred shares	15,819	15,819	–

Capstead Mortgage Corporation
NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS
     Mortgage securities and similar investments and related weighted average rates classified by collateral type and interest rate characteristics were as follows (dollars in thousands):

					Average	Average
	Principal	Investment		Carrying	Coupon	Effective
	Balance	Premiums	Basis	Amount (a)	Rate (b)	Rate (b)

December 31, 2005
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$23,547	$87	$23,634	$23,670	6.63%	6.21%
ARMs	3,268,374	54,792	3,323,166	3,324,118	5.13	3.63
Ginnie Mae ARMs	933,897	4,222	938,119	941,542	4.46	3.54

	4,225,818	59,101	4,284,919	4,289,330	4.99	3.62

Non-agency Securities:
Fixed-rate	26,493	114	26,607	26,689	7.12	6.40
ARMs	42,150	467	42,617	42,908	5.33	4.33

	68,643	581	69,224	69,597	6.02	5.09
CMBS – adjustable-rate	–	–	–	–	–	4.27
Collateral for structured financings	8,960	138	9,098	9,098	7.80	5.76

	$4,303,421	$59,820	$4,363,241	$4,368,025	5.01	3.68

December 31, 2004
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$35,538	$146	$35,684	$35,739	6.63%	6.13%
ARMs	2,116,454	39,572	2,156,026	2,170,766	3.96	3.01
Ginnie Mae ARMs	1,017,517	7,583	1,025,100	1,033,506	3.87	3.15

	3,169,509	47,301	3,216,810	3,240,011	3.96	3.10

Non-agency Securities:
Fixed-rate	34,338	24	34,362	34,415	6.78	6.20
ARMs	55,615	646	56,261	56,739	4.12	3.24

	89,953	670	90,623	91,154	5.14	4.61
CMBS – adjustable-rate	51,159	10	51,169	51,207	3.44	2.47
Collateral for structured financings	54,739	1,195	55,934	56,187	8.63	6.44

	$3,365,360	$49,176	$3,414,536	$3,438,559	4.06	3.28

(a)	Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 9).

(b)	Average Coupon Rate is presented net of servicing and other fees as of the indicated balance sheet date. Average Effective Rate is presented for the year then ended, calculated including the amortization of investment premiums, mortgage insurance costs on Non-agency Securities and excluding unrealized gains and losses.
     Agency Securities carry an implied AAA-rating with limited credit risk. Non-agency securities consist of private mortgage pass-through securities originally formed prior to 1995 when the Company operated a mortgage conduit whereby the related credit risk of the underlying loans is borne by the Company or by AAA-rated private mortgage insurers (“Non-agency Securities”). Commercial mortgage-backed securities (“CMBS”) held by the Company were mid-tier subordinate bonds that carried credit risk associated with the underlying pools of commercial mortgage loans that was mitigated by lower-tier subordinate bonds held by other investors. As of December 31, 2005, collateral for structured financings consists of Non-agency Securities pledged to secure these securitizations. The related credit risk is borne

Capstead Mortgage Corporation
by bondholders of the securitization to which the collateral is pledged. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying mortgage loans.
     Fixed-rate investments generally are mortgage securities backed by mortgage loans that have fixed rates of interest over the life of the loans. Adjustable-rate investments generally are mortgage securities backed by mortgage loans that have interest rates that adjust at least annually to more current interest rates (“current-reset ARM securities”) or begin doing so after an initial fixed-rate period (“longer-to-reset ARM securities”). Mortgage loans underlying current-reset ARM securities either (i) adjust annually based on a specified margin over the one-year Constant Maturity U.S. Treasury Note Rate (“CMT”) or the one-year London Interbank Offered Rate (“LIBOR”), (ii) adjust semiannually based on a specified margin over six-month LIBOR, or (iii) adjust monthly based on a specified margin over an index such as LIBOR, CMT or the Eleventh District Federal Reserve Bank Cost of Funds Index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the life of the loans. Mortgage loans underlying longer-to-reset ARM securities generally have initial fixed rates of interest for three to five years before beginning to adjust in rate as described above. The average period until initial reset for the $1.2 billion in longer-to-reset ARM securities held by the Company as of December 31, 2005 was 29 months compared to less than six months to the next reset date for the Company’s current-reset ARM securities.
NOTE 5 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
     Pursuant to a master agreement with Crescent Real Estate Equities Company (NYSE: CEI), in July 2005 Capstead and CEI formed Redtail Capital, a limited partnership owned and capitalized 75% by Capstead and 25% by CEI, for the purpose of investing in a leveraged portfolio of subordinate commercial real estate loans. As of December 31, 2005, the parties have contributed over $9 million towards a total commitment of up to $100 million in equity capital to Redtail Capital to be invested over a two-year period. Once this initial partnership is fully invested, the master agreement contemplates a follow-on partnership with similar terms to invest an additional $100 million in capital over the following two-year period. Total investments to be made over four years, assuming leverage, could exceed $600 million and each partnership is expected to have a four to six year existence, depending upon the timing of repayments on the related investments. CEI is responsible for identifying investment opportunities and managing the loan portfolio and is paid a management fee and may earn incentives based on portfolio performance.
     In August 2005 Redtail Capital entered into a $225 million committed master repurchase agreement with a major investment banking firm through which up to 75% of the value of investments made by the partnership can be financed through August 9, 2007, after which four equal repurchase payments are due quarterly through August 9, 2008, unless the term of the agreement is extended. Amounts available to be borrowed under this facility and related borrowing rates are dependent upon the characteristics of the investments pledged as collateral, such as the subordinate position of each investment relative to the fair value of the underlying real estate and the type of underlying real estate (e.g., hospitality, industrial, multi-family, office, residential or retail). In addition, amounts available to be borrowed can change based on changes in the fair value of the pledged collateral which can be affected by, among other factors, changes in credit quality, and liquidity conditions within the investment banking and real estate industries. As of December 31, 2005, Redtail Capital had borrowed $25.4 million under this facility to fund investments totaling $33.8 million consisting of

Capstead Mortgage Corporation
junior liens on two luxury full-service hospitality properties. Capstead’s investment in Redtail Capital totaled $6.9 million as of December 31, 2005 and the Company’s equity in losses during this start-up period totaled $40,000.
     To facilitate the issuance of long-term unsecured borrowings, in September and December 2005 Capstead formed and capitalized two Delaware statutory trusts, through the issuance to the Company of the trusts’ common securities totaling $2.3 million (see NOTE 8). The Company’s equity in the earnings of the trusts (consisting solely of the common trust securities’ pro rata share in interest on Capstead’s junior subordinated notes issued to the trusts) totaled $30,000 during 2005.
NOTE 6 — SALE OF DISCONTINUED OPERATION (REAL ESTATE HELD FOR LEASE)
     On December 30, 2005 Capstead sold its portfolio of six independent senior living facilities to an affiliate of Brookdale Senior Living Inc. (NYSE: BKD), an affiliate of Fortress. BKD had operated the properties under a net-lease arrangement since Capstead acquired the portfolio in 2002. The transaction was structured as a stock sale of CMCP – Properties, Inc. (“CMCP”), the wholly-owned Capstead entity that held the ownership interests in the facilities, generating net cash proceeds to Capstead of $54.5 million and resulting in a gain of $38.2 million. Costs to complete this transaction totaled $3.0 million, including $2.8 million in taxes, most of which were federal taxes on the increase in value of CMCP during 2003 when CMCP operated as a taxable REIT subsidiary of Capstead. On the sale date, CMCP held assets of $136.3 million, consisting primarily of land, buildings and fixtures, and $120.0 million of borrowings secured by real estate and related accrued interest. Lease income from operating these facilities, before related interest and depreciation expenses, was $11,277,000, $10,116,000 and $10,028,000 for 2005, 2004 and 2003, respectively.
NOTE 7 — REPURCHASE ARRANGEMENTS
AND SIMILAR BORROWINGS
     Capstead generally pledges its Mortgage securities and similar investments as collateral under uncommitted repurchase arrangements with well-established investment banking firms, the terms and conditions of which are negotiated on a transaction-by-transaction basis. These repurchase arrangements generally have maturities of less than 31 days, although from time to time the Company may extend maturities on a portion of its borrowings. Interest rates on these borrowings are generally based on the corresponding LIBOR rate for the maturity of each borrowing. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality, and liquidity conditions within the investment banking, mortgage finance and real estate industries. Until 1995 the Company operated a mortgage conduit, pooling mortgage loans into Non-agency Securities and issuing structured financings backed by both Agency and Non-agency Securities. The maturity of outstanding structured financings is directly affected by the rate of principal prepayments on the related collateral and are subject to redemption provided certain requirements specified in the related indenture have been met (referred to as “Clean-up Calls”).

Capstead Mortgage Corporation
     Related weighted average interest rates, classified by type of collateral and maturities, were as follows for the dates indicated (dollars in thousands):

	December 31, 2005		December 31, 2004
	Borrowings	Average	Borrowings	Average
	Outstanding	Rate	Outstanding	Rate

Borrowings with maturities of 30 days or less:
Agency Securities	$3,133,090	4.23%	$2,340,755	2.28%
Non-agency Securities	63,734	4.88	71,140	2.76
CMBS	–	–	48,416	2.54

	3,196,824	4.24	2,460,311	2.30

Borrowings with maturities greater than 30 days:
Agency Securities (31 to 90 days)	25,000	3.25	54,021	1.98
Agency Securities (91 to 360 days)	331,907	2.79	204,983	2.19
Agency Securities (greater than 360 days)	460,857	4.50	446,744	2.61

	817,764	3.77	705,748	2.44
Collateral for structured financings	9,098	7.49	55,735	5.96

	$4,023,686	4.15	$3,221,794	2.39

     As of December 31, 2005, Capstead had $49.6 million of capital at risk with its largest single counter-party (Cantor Fitzgerald Securities), related to $1.1 billion in repurchase arrangements that had an average maturity of 13 months. Weighted average effective interest rates on Repurchase arrangements and similar borrowings were 3.17% and 1.72% during 2005 and 2004, respectively. Related interest paid totaled $101.1 million, $42.4 million and $65.0 million during 2005, 2004, and 2003, respectively.
NOTE 8 — UNSECURED BORROWINGS
     Unsecured borrowings consist of 30-year junior subordinated notes issued in September and December 2005 to Capstead Mortgage Trust I and Trust II, respectively, unconsolidated affiliates of the Company formed to issue $2.3 million of the trusts’ common securities to Capstead and to privately place $75 million of preferred securities to unrelated third party investors. The note balances and related weighted average interest rates (calculated including issue cost amortization) listed by trust were as follows as of December 31, 2005 (dollars in thousands):

	December 31, 2005
	Borrowings	Average
	Outstanding	Rate

Junior subordinated notes:
Capstead Mortgage Trust I	$36,083	8.31%
Capstead Mortgage Trust II	41,238	8.45

	$77,321	8.39

     The junior subordinated notes pay interest to the trusts quarterly calculated at a fixed-rate of 8.19% to 8.36% for ten years and subsequently at the prevailing three-month LIBOR rate plus 3.30% to 3.50% for 20 years, reset quarterly. The trusts remit dividends pro rata to the common and preferred trust securities based on the same terms as the subordinated notes provided that payments on the trusts’ common securities are subordinate to payments on the related preferred securities. The Capstead Mortgage Trust I notes and trust securities mature in October 2035 and may be redeemable, in whole or in part, without penalty, at the

Capstead Mortgage Corporation
Company’s option anytime on or after October 30, 2010. The Capstead Mortgage Trust II notes and trust securities mature in December 2035 and may be redeemed, in whole or in part, without penalty, at the Company’s option anytime on or after December 15, 2015. Included in Receivables and other assets are $2.3 million in issue costs associated with these transactions. The weighted average effective interest rate for Unsecured borrowings (calculated including issue cost amortization) was 8.37% for the period outstanding during 2005. Related interest paid totaled $279,000 during 2005.
NOTE 9 — DISCLOSURES REGARDING FAIR VALUES
OF FINANCIAL INSTRUMENTS
     Carrying amounts of Cash and cash equivalents, restricted cash, receivables, payables and repurchase arrangements based on 30-day LIBOR approximate fair value. Fair values of Mortgage securities and similar investments, repurchase arrangements based on greater than 30-day LIBOR and Unsecured borrowings were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar financial instruments or market positions. Fair values of structured financings and related collateral were based on the projected cash flows determined using market discount rates and prepayment assumptions of Capstead’s net economic interests in these securitizations. Fair value disclosures related to the Company’s outstanding borrowings were as follows (in thousands):

	December 31, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Repurchase arrangements based on:
30-day LIBOR	$3,102,114	$3,102,114	$2,460,311	$2,460,311
Greater than 30-day LIBOR	912,474	908,320	705,748	701,408
Structured financings	9,098	9,098	55,735	56,879
Unsecured borrowings	77,321	77,670	–	–
     Fair values of the Company’s investments are influenced by changes in, and market expectations for changes in, interest rates and levels of mortgage prepayments as well as other factors beyond the control of management. Because most of the Company’s investments adjust to more current rates at least annually, declines in fair value caused by increases in interest rates can be largely recovered in a relatively short period of time. Given that managing a large portfolio of primarily ARM mortgage securities remains the core focus of Capstead’s investment strategy, management expects these securities will be held to maturity. Consequently, temporary declines in value because of increases in interest rates would not constitute other-than-temporary impairments in value necessitating writedowns, absent a major shift in the Company’s investment focus. Disclosures for mortgage securities in an unrealized loss position as of the indicated dates were as follows (in thousands):

	December 31, 2005		December 31, 2004
	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss

Securities in unrealized loss position:
One year or greater	$472,584	$6,313	$84,437	$492
Less than one year	1,431,465	8,611	775,143	3,063

	$1,904,049	$14,924	$859,580	$3,555

Capstead Mortgage Corporation
     Fair value disclosures for mortgage securities classified as available-for-sale were as follows (in thousands):

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

As of December 31, 2005
Agency Securities:
Fixed-rate	$440	$36	$–	$476
ARMs	4,261,285	19,273	14,898	4,265,660

	4,261,725	19,309	14,898	4,266,136
Non-agency Securities	33,987	390	17	34,360

	$4,295,712	$19,699	$14,915	$4,300,496

As of December 31, 2004
Agency Securities:
Fixed-rate	$606	$55	$–	$661
ARMs	3,181,126	26,570	3,424	3,204,272

	3,181,732	26,625	3,424	3,204,933
Non-agency Securities	41,166	564	33	41,697
CMBS	51,169	39	1	51,207
Collateral for structured financings	12,214	253	–	12,467

	$3,286,281	$27,481	$3,458	$3,310,304

     Mortgage securities classified as held-to-maturity were as follows (in thousands):

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

As of December 31, 2005
Collateral released from structured financings:
Agency Securities	$23,194	$636	$–	$23,830
Non-agency Securities	35,237	590	9	35,818
Collateral for structured financings	9,098	–	–	9,098

	$67,529	$1,226	$9	$68,746

As of December 31, 2004
Collateral released from structured financings:
Agency Securities	$35,078	$1,723	$–	$36,801
Non-agency Securities	49,457	1,345	97	50,705
Collateral for structured financings	43,720	84	–	43,804

	$128,255	$3,152	$97	$131,310

     During 2003, $63.1 million of mortgage securities held available-for-sale were sold for gains of $2.0 million and $58.0 million of collateral released from structured financings held-to-maturity were sold for gains of $1.9 million. Sales of collateral released from structured financings occasionally occur, provided the collateral has paid down to within 10% of its original issuance amounts. No securities were sold in 2005 or 2004.

Capstead Mortgage Corporation
NOTE 10 — INCOME TAXES
     Capstead REIT and any taxable REIT subsidiaries file separate federal income tax returns. Provided Capstead REIT remains qualified as a REIT and all its taxable income is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Accordingly, no provision has been made for income taxes for Capstead REIT on income from continuing operations. Taxable income of any taxable REIT subsidiaries is fully taxable and provision would be made for any resulting income taxes as necessary. A taxable REIT subsidiary of the Company paid alternative minimum taxes of $14,000 during 2004.
     Capstead’s effective tax rate differs substantially from statutory federal income tax rates primarily due to the benefit of Capstead REIT’s status as a REIT, as illustrated below, along with other items affecting the Company’s effective tax rate (in thousands):

	Year Ended December 31
	2005	2004	2003

Income taxes computed at the federal statutory rate on income from continuing operations	$6,018	$14,632	$21,230
Capital gain generated by Capstead REIT	–	–	(946)
Benefit of REIT status	(5,925)	(14,526)	(19,203)

Income taxes computed on income of taxable REIT subsidiaries	93	106	1,081
Change in net deferred income tax assets	(74)	(20)	(1,336)
Other	(19)	(84)	267

Income tax provision of taxable REIT subsidiaries	$–	$2	$12

     With the December 30, 2005 sale of its real estate held for lease, Capstead REIT utilized $32.0 million of its $70.8 million in capital loss carryforwards that were scheduled to expire at the end of 2005. At December 31, 2005, the Company had one taxable REIT subsidiary with net operating loss carryforwards for tax purposes of $5.0 million, which expire after 2019, and capital loss carryforwards of $159,000, which expire after 2006. In addition, this taxable REIT subsidiary had sufficient alternative minimum tax credit carryforwards to offset the payment of federal income taxes on $5.5 million of future taxable income, if any, earned by this subsidiary. Because this subsidiary is not currently expected to earn significant amounts of taxable income, related net deferred tax assets are fully reserved at December 31, 2005. Significant components of the taxable REIT subsidiary’s deferred income tax assets and liabilities were as follows (in thousands):

	December 31
	2005	2004

Deferred income tax assets:
Alternative minimum tax credit	$1,921	$1,921
Capital loss carryforwards	55	11
Net operating loss carryforwards	411	466
Other	229	339

	2,616	2,737
Deferred income tax liabilities	–	(47)

Net deferred tax assets	$2,616	$2,690

Valuation allowance	$2,616	$2,690

Capstead Mortgage Corporation
NOTE 11 — STOCKHOLDERS’ EQUITY
     As of December 31, 2005, the Company had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company’s option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income results in adjustments to the conversion ratios of the preferred shares. Capstead’s preferred shares are each entitled to cumulative fixed dividends with current conversion rates and redemption and liquidation preferences as indicated below:

Preferred	Annual	Conversion	Redemption	Liquidation
Series	Dividend	Rate *	Price	Preference

A	$1.60	1.5351	$16.40	$16.40
B	1.26	0.5918	12.50	11.38

*	Reflects the number of common shares to be received for each preferred share converted. During 2004, 9,200 Series A shares were converted into 13,702 common shares. During 2003, 7,300 Series A shares and 100 Series B shares were converted into 10,651 and 56 common shares, respectively.
     During 2004 the Company raised $64.1 million of new common equity through the issuance of 4,812,600 common shares into the open market on a limited basis, at an average price of $13.32 per share, after expenses. Stock grants to directors and employees in 2005 and 2004 resulted in net additions to capital of $24,000 and $442,000, respectively. Option exercises by directors and employees resulted in net additions to capital of $19,000 and $117,000 during 2004 and 2003, respectively. See NOTE 12 for further information pertaining to long-term incentive plans.
     Comprehensive income is net income plus other comprehensive income or loss. Other comprehensive income or loss currently consists of the change in unrealized gain on mortgage securities classified as available-for-sale and amounts related to Derivatives held from time to time as cash flow hedges. As of December 31, 2005, the AOCI component of stockholder’s equity consisted of $4.8 million in unrealized gain on mortgage securities held available-for-sale and $212,000 in amounts related to terminated cash flow hedges. The following provides information regarding comprehensive income (in thousands):

	Year Ended December 31
	2005	2004	2003

Net income	$57,192	$41,805	$60,659

Other comprehensive income (loss):
Amounts related to cash flow hedges:
Reclassification adjustment for amounts included in net income	(118)	(162)	(101)
Amounts related to discontinued operation	521	(288)	(270)
Amounts related to available-for-sale securities:
Change in unrealized gain	(19,239)	(4,473)	(16,319)
Reclassification adjustment for amounts included in net income	–	–	(2,026)

Other comprehensive loss	(18,836)	(4,923)	(18,716)

Comprehensive income	$38,356	$36,882	$41,943

Capstead Mortgage Corporation
     Capstead’s Charter provides that if the Board of Directors of the Company determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common and/or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common and/or preferred shares to any person whose ownership of the shares would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any shares of Capstead to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.
NOTE 12 — LONG-TERM INCENTIVE AND OTHER PLANS
     The Company sponsors long-term incentive plans to provide for the issuance of stock grants, stock option grants and other incentive-based stock awards to directors and employees (collectively, the “Plans”). As of December 31, 2005, the Plans had 512,716 common shares remaining available for future issuance.
     In May and June 2005 stock grants for a total of 172,600 common shares were issued to directors and employees (average grant date fair value $7.85 per share) that vest proportionally over four years, subject to certain restrictions including continuous service. In connection with incentive fee awards for 2003, employees were issued fully vested stock grants for 27,900 common shares (grant date fair value $16.79 per share) in January 2004, of which 22,500 common shares were issued to certain executive officers and are restricted from sale until January 2007. The remaining 20% of stock grants for 53,577 common shares issued to employees in April 2000 (grant date fair value $14.25 per share) became fully vested in April 2005.
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
     Compensation costs for stock awards granted by the Company and expensed pursuant to APB25 totaled $265,000, $137,000 and $181,000 in 2005, 2004, and 2003, respectively. The effect described in NOTE 2 of determining compensation cost for stock awards consistent with the fair value methodology prescribed under SFAS123R for 2005 was determined using a Black-Scholes option pricing model and a weighted average dividend yield of 10%, weighted average volatility factor of 27%, weighted average expected life assumption of four years and a weighted average risk-free rate of 3.76%. In measuring volatility factors in recent years, the Company considered volatilities experienced by certain other companies in the mortgage REIT industry in addition to historical volatilities of Capstead shares given past circumstances affecting the trading of Capstead shares not expected to reoccur.

Capstead Mortgage Corporation
     The following tables provide information regarding stock option activity and option grants outstanding:
Stock Option Activity for the Three Years ended December 31, 2005

	Number of	Weighted Average
	Shares	Exercise Price

As of January 1, 2003 (255,685 exercisable)	300,358	$33.89
DER grants (average fair value: $19.75 per share)	2,870	–
Exercises	(70,042)	5.36
Cancellations *	(308,543)	33.51
Grants in connection with recapitalization *	473,051	21.43

As of December 31, 2003 (all exercisable)	397,694	24.15
DER grants (average fair value: $16.78 per share)	3,744	–
Ordinary grants (average fair value: $0.58 per share)	10,000	14.41
Exercises	(1,336)	9.59
Cancellations	(62,433)	19.17

As of December 31, 2004 (all exercisable)	347,669	24.57
Ordinary grants (average fair value: $0.61 per share)	430,000	7.85

As of December 31, 2005 (419,782 exercisable)	777,669	15.33

*	In January 2003 a significant amount of capital was returned to the common stockholders via a special dividend distribution resulting in a recapitalization of the Company. Accordingly, all existing options were cancelled and replaced with new option grants for an increased number of shares at a reduced exercise price that retained the same vesting and expiration characteristics as the cancelled grants such that each optionholder’s economic position remained unchanged subsequent to the recapitalization. The new grants are accounted for as non-compensatory.
Stock Option Grants as of December 31, 2005

	Outstanding			Exercisable
		Weighted			Weighted
		Average	Remaining		Average
Exercise Price Group	Shares	Exercise Price	Life (Years)	Shares	Exercise Price

Less than $10	456,864	$7.62	9	96,864	$6.87
Greater than $10 but less than $15	55,234	13.58	6	55,234	13.58
Greater than $15	265,571	28.95	1	267,684	29.01

	777,669	15.33	6	419,782	21.87

*	Exercise prices for option grants outstanding ranged from $3.52 to $35.37 as of December 31, 2005.
     The Company also sponsors a qualified defined contribution retirement plan for all employees and a deferred compensation plan for certain of its officers. In general the Company matches up to 50% of a participant’s voluntary contribution up to a maximum of 6% of a participant’s compensation and discretionary contributions of up to another 3% of an employee’s compensation regardless of participation in the plans. All Company contributions are subject to certain vesting requirements. Contribution expenses were $236,000, $152,000 and $134,000 in 2005, 2004 and 2003, respectively.

Capstead Mortgage Corporation
NOTE 13 — NET INTEREST INCOME ANALYSIS (UNAUDITED)
     The following summarizes interest income, interest expense and related weighted average interest rates (dollars in thousands):

	2005		2004		2003
		Average		Average		Average
		Effective		Effective		Effective
	Amount	Rate	Amount	Rate	Amount	Rate

Interest income	$130,333	3.68%	$91,121	3.28%	$119,444	4.42%
Interest expense	(105,937)	3.17	(44,939)	1.72	(58,924)	2.30

	$24,396	0.51	$46,182	1.56	$60,520	2.12

     Changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

	Rate *	Volume *	Total *

2005/2004
Total interest income	$12,016	$27,196	$39,212
Total interest expense	45,101	15,897	60,998

	$(33,085)	$11,299	$(21,786)

2004/2003
Total interest income	$(18,302)	$(10,021)	$(28,323)
Total interest expense	4,913	(18,898)	(13,985)

	$(23,215)	$8,877	$(14,338)

*	The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
NOTE 14 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)
     The New York Stock Exchange trading symbol for Capstead’s common shares is CMO. As of December 31, 2005, the Company had 2,048 common stockholders of record and depository companies held common shares for 23,404 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2005			Year Ended December 31, 2004
	Sales Prices		Dividends	Sales Prices		Dividends
	High	Low	Declared	High	Low	Declared

First quarter	$10.40	$8.26	$0.18	$18.75	$15.51	$0.53
Second quarter	9.54	7.10	0.10	18.10	11.25	0.50
Third quarter	8.95	6.71	0.02	14.85	12.18	0.33
Fourth quarter	6.97	5.42	0.02	12.64	10.34	0.22

Capstead Mortgage Corporation
NOTE 15 — QUARTERLY RESULTS (UNAUDITED)
     Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Year Ended December 31, 2005
Mortgage securities and similar investments:
Interest income	$28,523	$30,589	$32,826	$38,395
Interest expense	(20,033)	(23,794)	(27,542)	(34,568)

	8,490	6,795	5,284	3,827
Other revenue (expense)	(1,334)	(1,267)	(1,095)	(3,495)
Equity in earnings (losses) of unconsolidated affiliates	–	–	(42)	32

Income from continuing operations	7,156	5,528	4,147	364
Income from discontinued operation, net of taxes	446	462	468	38,621 *

Net income	$7,602	$5,990	$4,615	$38,985

Basic earnings per common share:
Income (loss) from continuing operations	$0.11	$0.02	$(0.05)	$(0.24)
Income from discontinued operation	0.02	0.03	0.03	2.04

	$0.13	$0.05	$(0.02)	$1.80

Diluted earnings per common share:
Income (loss) from continuing operations	$0.11	$0.02	$(0.05)	$(0.24)
Income from discontinued operation	0.02	0.03	0.03	2.04

	$0.13	$0.05	$(0.02)	$1.80

Year Ended December 31, 2004
Mortgage securities and similar investments:
Interest income	$21,943	$21,145	$21,688	$26,345
Interest expense	(8,170)	(8,693)	(11,326)	(16,750)

	13,773	12,452	10,362	9,595
Other revenue (expense)	(1,932)	(1,083)	(1,376)	(1,922)

Income from continuing operations	11,841	11,369	8,986	7,673
Income from discontinued operation	513	446	501	476

Net income	$12,354	$11,815	$9,487	$8,149

Basic earnings per common share:
Income from continuing operations	$0.47	$0.41	$0.24	$0.14
Income from discontinued operation	0.04	0.03	0.03	0.03

	$0.51	$0.44	$0.27	$0.17

Diluted earnings per common share:
Income from continuing operations	$0.47	$0.41	$0.24	$0.14
Income from discontinued operation	0.03	0.03	0.03	0.03

	$0.50	$0.44	$0.27	$0.17

*	In December 2005 the Company sold its real estate held for lease for a gain of $38.2 million, net of taxes. This gain on sale and related earnings of this operation have been classified as a discontinued operation.

Capstead Mortgage Corporation
THIS PAGE INTENTIONALLY LEFT BLANK

Capstead Mortgage Corporation
Selected Financial Data
(In thousands, except per share amounts)

	Year Ended December 31
	2005	2004	2003	2002	2001

Selected statement of income and per share data:
Mortgage securities and similar investments:
Interest income	$130,333	$91,121	$119,444	$264,655	$472,696
Interest expense	(105,937)	(44,939)	(58,924)	(164,994)	(363,317)

	24,396	46,182	60,520	99,661	109,379
Gain on asset sales and redemptions of structured financings	156	–	4,560	4,725	7,956
Other revenue (expense)	(7,347)	(6,313)	(6,414)	(9,140)	(11,059)
Equity in loss of unconsolidated affiliates	(10)	–	–	–	–

Income from continuing operations	17,195	39,869	58,666	95,246	106,276
Income from discontinued operation, net of taxes (a)	39,997	1,936	1,993	877	–

Net income	$57,192	$41,805	$60,659	$96,123	$106,276

Basic earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.22	$2.75	$5.41	$6.43
Income from discontinued operation	2.12	0.12	0.14	0.06	–

	$1.96	$1.34	$2.89	$5.47	$6.43

Diluted earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.21	$2.51	$4.81	$5.68
Income from discontinued operation	2.12	0.12	0.09	0.04	–

	$1.96	$1.33	$2.60	$4.85	$5.68

Cash dividends per common share:
Regular	$0.32	$1.58	$3.10	$5.56	$5.54
Special (b)	–	–	–	7.19	14.60

Book value per common share (b)	8.48	7.91	6.67	8.23	15.87

Average number of common shares outstanding:
Basic	18,868	16,100	13,977	13,858	13,351
Diluted	18,868	16,437	23,295	19,827	16,956

Selected balance sheet data:
Mortgage securities and similar investments	$4,368,025	$3,438,559	$2,362,688	$3,514,940	$5,717,524
Assets of discontinued operation (a)	–	141,037	150,317	154,768	–
Total assets	4,464,248	3,687,982	2,554,322	3,766,928	5,895,425
Repurchase arrangements and similar borrowings	4,023,686	3,221,794	2,141,985	3,220,435	5,452,083
Unsecured borrowings	77,321	–	–	–	–
Stockholders’ equity (b)	344,849	332,539	277,038	298,578	404,728

NOTE:	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” for discussion of changes to the Company’s operations that are expected to impact future operating results.

(a)	In December 2005 the Company sold its real estate held for lease for a gain of $38 million, net of taxes. This gain on sale and related earnings of this operation have been classified as a discontinued operation.

(b)	In 2002 and 2001 Capstead declared special common dividends of $100 million and $201 million, respectively, which significantly reduced stockholders’ equity and book value per common share. Both special dividends were recorded as reductions to Paid-in Capital.

Capstead Mortgage Corporation
Management’s Discussion and Analysis of Financial
Condition and Results of Operations
FINANCIAL CONDITION
Overview
     Capstead Mortgage Corporation (together with its subsidiaries, “Capstead” or the “Company”) operates as a real estate investment trust for federal income tax purposes (a “REIT”) and is based in Dallas, Texas. Capstead earns income from investing in real estate-related assets on a leveraged basis. These investments currently consist primarily of financial assets, specifically residential adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, “Agency Securities”).
     Capstead also seeks to opportunistically invest a portion of its equity in credit-sensitive commercial real estate-related assets, including subordinate commercial real estate loans. In this regard, during 2005 Capstead formed Redtail Capital Partners, L.P. (“Redtail Capital”) a partnership with Crescent Real Estate Equities Company (NYSE: CEI) to invest in a leveraged portfolio of subordinate commercial real estate loans. Management believes such investments, when available at favorable prices and combined with the prudent use of leverage, can produce attractive risk-adjusted returns over the long term with relatively low sensitivity to changes in interest rates.
     Financing spreads earned on Capstead’s core portfolio of mortgage securities and similar investments (the difference between yields earned on these investments and interest rates charged on related borrowings) declined considerably over the past year due to higher borrowing rates and despite increasing yields on most of the Company’s ARM securities. While interest rates on most of the Company’s borrowings rise (and fall) almost immediately in response to changes in short-term interest rates, yields on ARM securities change slowly by comparison because coupon interest rates on the underlying mortgage loans generally reset only once or twice a year and the amount of each reset can be limited or capped. Additionally, mortgage prepayments increased during 2005 due primarily to a flattening of the yield curve, with short-term interest rates having increased without a corresponding rise in long-term interest rates, which has created opportunities for many homeowners with ARM loans to refinance and lock-in attractive longer-term interest rates. Since Capstead typically purchases investments at a premium to the asset’s unpaid principal balance, this has put downward pressure on ARM security yields because the level of mortgage prepayments impacts how quickly these investment premiums are written off against earnings as yield adjustments. After absorbing fourteen consecutive 25 basis point increases in the federal funds rate at each of the Federal Open Market Committee (the “Federal Reserve”) meetings held since June 2004 to a current level of 4.50% as of January 31, 2006, the financial markets currently anticipate that the Federal Reserve may begin to slow its pace of increasing rates by mid-2006. Once borrowing rates begin to stabilize, ARM security yield increases should allow for improving financing spreads.
     During the last four months of 2005, Capstead significantly bolstered its liquidity and long-term investment capital by raising $73 million in net proceeds from the issuance of long-term unsecured borrowings that was fully invested in additional ARM securities by year-end. In December 2005 Capstead sold its real estate held for lease, generating a gain on sale of over $38 million and net proceeds of nearly $55 million. The resulting increase in

Capstead Mortgage Corporation
long-term investment capital from the sale was retained primarily through the use of tax attributes that otherwise would have expired unused at year-end. This capital is being invested into additional ARM securities, as well as other real estate-related investments such as Redtail Capital.
     The size and composition of Capstead’s investment portfolios depend on investment strategies being implemented by management, the availability of long-term investment capital and overall market conditions, including the availability of attractively-priced investments. Market conditions are influenced by, among other things, current levels of, and expectations for future levels of, short-term interest rates and mortgage prepayments.
Risk Factors and Critical Accounting Policies
     Under the captions “Risk Factors” and “Critical Accounting Policies” are discussions of risk factors and critical accounting policies affecting Capstead’s financial condition and results of operations that are an integral part of this discussion and analysis. Readers are strongly urged to consider the potential impact of these factors and accounting policies on the Company while reading this document.
Book Value Per Common Share
     As of December 31, 2005, Capstead’s book value per common share was $8.48, an increase of $0.57 from December 31, 2004. The gain on sale of real estate held for lease contributed $2.03 to this increase and more than offset a $19 million, or $1.01 per share, decline in the aggregate unrealized gain on the Company’s mortgage investments (most of which are carried at fair value with changes in fair value reflected in stockholders’ equity) because of portfolio runoff and changes in valuation. In addition, 2005 dividend payments in excess of earnings before gains lowered book value by $0.39 per share and nonvested stock grants made to directors and employees during the year totaling 172,600 shares lowered book value by $0.06 per share.
     The unrealized gain on the Company’s mortgage investments fluctuates with changes in interest rates and market liquidity as well as changes in portfolio size and composition, and such changes will largely be reflected in book value per common share. Book value will also be affected by other factors, including capital stock transactions and the level of dividend distributions relative to earnings; however, temporary changes in fair value of investments not held in the form of securities, such as residential and commercial real estate loans either owned outright or by an unconsolidated affiliate, generally will not affect book value.
Mortgage Securities and Similar Investments
     As of December 31, 2005, the mortgage securities and similar investments portfolio consisted primarily of ARM Agency Securities. ARM securities held by the Company are backed by mortgage loans that have interest rates that adjust at least annually to more current interest rates (“current-reset ARM securities”) or begin doing so after initial fixed-rate periods generally ranging from three to five years (“longer-to-reset ARM securities”). Agency Securities carry an implied AAA-rating with limited credit risk. Non-agency securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by the Company or by AAA-rated private mortgage insurers (“Non-agency Securities”). Mortgage securities held by Capstead are generally financed under repurchase arrangements with investment banking firms pursuant to which specific securities are pledged as collateral.

Capstead Mortgage Corporation
     Capstead increased its mortgage securities and similar investments portfolio by 27% during 2005 to nearly $4.4 billion from $3.4 billion at December 31, 2004. Acquisitions totaled nearly $2.5 billion during 2005 and consisted exclusively of current- and longer-to-reset ARM Agency Securities. Portfolio runoff for the year totaled $1.5 billion. Annualized portfolio runoff rates increased to 33% during 2005 from 30% the prior year. Mortgage prepayments are expected to remain at relatively high levels throughout much of 2006. This is largely a consequence of the current flat yield curve environment, with short- and long-term interest rates at nearly the same levels, which has created opportunities for many homeowners with ARM loans to refinance and lock-in attractive longer-term interest rates. The Company anticipates that it will continue to pursue acquisitions of current- and longer-to-reset ARM securities to replace portfolio runoff and to deploy capital made available from the December 30, 2005 sale of real estate held for lease; however, there can be no assurance that attractively-priced ARM securities will continue to be available.
     The following yield and cost analysis illustrates results achieved during 2005 for components of the mortgage securities and similar investments portfolio and projected first quarter 2006 asset yields and borrowing rates based on interest rates in effect and portfolio activity as of February 28, 2006 (the release date of this report) (dollars in thousands):

						Projected	Lifetime
	2005 Average			As of December 31, 2005		1st Quarter	Runoff
	Basis (a)	Yield/Cost	Runoff	Premiums	Basis (a)	Yield/Cost (b)	Assumptions

Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$28,778	6.21%	33%	$87	$23,634	6.33%	38%
ARMs	2,392,530	3.63	34	54,792	3,323,166	4.53	32
Ginnie Mae ARMs	965,697	3.54	34	4,222	938,119	4.34	29

	3,387,005	3.62	34	59,101	4,284,919	4.50	31

Non-agency Securities:
Fixed-rate	29,265	6.40	32	114	26,607	6.67	37
ARMs	50,359	4.33	32	467	42,617	5.06	38

	79,624	5.09	32	581	69,224	5.68	38
CMBS – adjustable rate	48,059	4.27	100	–	–	–	–
Collateral for structured financings	23,189	5.76	31	138	9,098	7.49	30

	3,537,877	3.68	33	$59,820	4,363,241	4.52	31

Related borrowings:
30-day LIBOR	2,537,069	3.30			3,102,114	4.52
>30-day LIBOR	729,694	2.70			912,474	3.92
Structured financings	23,138	4.26			9,098	7.49

	3,289,901	3.17			4,023,686	4.38

Capital employed/ financing spread	$247,976	0.51			$339,555	0.14

Return on assets (c)		0.69				0.47

(a)	Basis represents the Company’s investment before unrealized gains and losses.

(b)	Projected annualized yields for the first quarter of 2006 reflect portfolio activity as of February 28, 2006 and ARM coupon resets and lifetime runoff assumptions as adjusted for expected runoff for this quarter only. Actual yields realized in future periods will largely depend upon (i) changes in portfolio composition, (ii) ARM coupon resets, (iii) actual runoff and (iv) any changes in lifetime runoff assumptions. Projected interest rates on borrowings that reset every 30 days at the 30-day London Interbank Offered Rate (“LIBOR”) reflect 25 basis point increases in the federal funds rate at the January 31 and March 28, 2006 Federal Reserve meetings.

(c)	The Company uses its liquidity to pay down borrowings. Return on assets is calculated on an annualized basis assuming the use of this liquidity to reduce borrowing costs (see “Utilization of Long-Term Investment Capital and Potential Liquidity”).

Capstead Mortgage Corporation
     The following table illustrates the impact on Capstead’s earnings of declining financing spreads on the Company’s mortgage securities and similar investments portfolio as a consequence of steadily increasing borrowing rates brought on by actions taken by the Federal Reserve to increase the federal funds rate by 25 basis points at each of its meetings since June 2004 (dollars in thousands):

		Portfolio Averages
	Federal
	Funds Rate		Borrowing	Financing	Runoff	Contribution
	Increases *	Yields	Rates	Spreads	Rates	to Earnings

2004:
First quarter 2004	–%	3.62%	1.45%	2.17%	27%	$13,773
Second quarter 2004	0.25	3.25	1.42	1.83	30	12,452
Third quarter 2004	0.50	3.10	1.70	1.40	34	10,362
Fourth quarter 2004	0.50	3.22	2.16	1.06	29	9,595

	1.25	3.28	1.72	1.56	30	$46,182

2005:
First quarter 2005	0.50	3.33	2.51	0.82	22	$8,490
Second quarter 2005	0.50	3.53	2.92	0.61	33	6,795
Third quarter 2005	0.50	3.75	3.31	0.44	38	5,285
Fourth quarter 2005	0.50	4.07	3.86	0.21	40	3,826

	2.00	3.68	3.17	0.51	33	$24,396

2006 (projected):
First quarter 2006**	0.50	4.52	4.38	0.14	31

*	Represents actual and projected increases in the federal funds rate by the Federal Reserve during the indicated period.

**	Projected as of February 28, 2006, as discussed on the previous page. A projected first quarter contribution to earnings is not provided in accordance with current Company policy on providing earnings guidance.
     Yields on the Company’s mortgage securities and similar investments improved each quarter during 2005, primarily reflecting the benefits of higher coupon interest rates on current-reset ARM securities, which constituted approximately 72% of the portfolio as of December 31, 2005. These securities are expected to continue resetting higher throughout 2006 and into 2007 as the underlying mortgage loans reset to more current rates. Yields on current-reset ARM securities fluctuate as coupon interest rates on the underlying mortgage loans reset periodically (typically once or twice a year) to a margin over the corresponding six-month or one-year interest rate index, subject to periodic and lifetime limits or caps. For example, based on expectations as of February 28, 2006 for six-month and one-year interest rates, overall portfolio yields are expected to improve approximately 45 basis points during the first quarter of 2006 and the average yield on the existing portfolio (including purchases and runoff as of February 28, 2006) will likely exceed 5.30% by the fourth quarter of 2006. Actual yields will depend on portfolio composition as well as fluctuations in interest rates and mortgage prepayment rates.
     Current-reset ARM securities are generally supported by borrowings with interest rates that reset monthly based on one-month LIBOR. Because one-month LIBOR fluctuates on a daily basis in anticipation of changes in the federal funds rate, yield improvements on current-reset ARM securities could not keep pace with higher borrowing costs during 2005. Interest rates on one-month LIBOR borrowings are expected to increase further during 2006 given the most recent federal funds rate increase on January 31, 2006 and the potential for further increases in 2006.

Capstead Mortgage Corporation
     Investments in longer-to-reset ARM securities totaled $1.2 billion and constituted approximately 27% of the mortgage securities and similar investments portfolio as of December 31, 2005. These “longer duration” investments have become increasingly compelling investment opportunities in recent quarters. The average period until initial reset (“months to roll”) for Capstead’s longer-to-reset ARM securities as of December 31, 2005 was 29 months compared to less than 6 months for the Company’s current-reset ARM securities. Longer-to-reset ARM securities are primarily supported by longer-term borrowings that effectively lock-in financing spreads during a significant portion of these investments’ fixed-rate terms. As of year-end, such borrowings totaled $912 million at a favorable rate of 3.64% with an average maturity of 15 months, $451 million of which will mature during 2006.
     Mortgage prepayments generally increase in a flat yield curve environment because relatively low long-term interest rates create opportunities for many homeowners with ARM loans to refinance and lock-in attractive longer-term interest rates. Because the Company typically purchases investments at a premium to the asset’s unpaid principal balance, this has put downward pressure on ARM security yields because the level of mortgage prepayments impacts how quickly these investment premiums are written off against earnings as yield adjustments. Although high runoff rates dampened portfolio yields during 2005, recent additions to the portfolio have been purchased with lower investment premiums which should lessen the impact on yields and earnings from runoff associated with these acquisitions.
     Because of the factors discussed above, financing spreads on mortgage securities and similar investments declined on average 22 basis points each quarter during 2005 to a modest 21 basis points for the fourth quarter of 2005 and are expected to decline further into 2006. The Company is projecting only a seven basis point decline in financing spreads during the first quarter of 2006 to 14 basis points due in part to having more longer-to-reset ARM securities financed with longer-term borrowings than in the past. Equally important, the Company significantly increased the size of its core portfolio of ARM securities late in 2005 and continues to deploy the capital made available from the December 2005 sale of real estate held for lease into additional investments. With a larger core portfolio, management believes Capstead is well-positioned to earn significantly higher margins on this portfolio once short-term rates begin to stabilize.
Investment in Redtail Capital
     Pursuant to a master agreement between the Capstead and CEI, in July 2005 the parties formed Redtail Capital, a limited partnership owned and capitalized 75% by Capstead and 25% by CEI, for the purpose of investing in a leveraged portfolio of subordinate commercial real estate loans. As of December 31, 2005, the parties had contributed over $9 million towards a total commitment of up to $100 million in equity capital to Redtail Capital to be invested over a two year period. Once this initial partnership is fully invested, the master agreement contemplates a follow-on partnership with similar terms to invest an additional $100 million in capital over the following two-year period. Total investments to be made over four years, assuming leverage, could exceed $600 million and each partnership is expected to have a four to six year existence, depending upon the timing of repayments on the related investments. CEI is responsible for identifying investment opportunities and managing the loan portfolio and is paid a management fee and may earn incentives based on portfolio performance. Capstead does not control Redtail Capital in key respects without the consent of its partner. Accordingly, the Company accounts for its investment in Redtail Capital as an unconsolidated affiliate using the equity method of accounting.

Capstead Mortgage Corporation
     In August 2005 Redtail Capital closed on a $225 million committed master repurchase agreement with a major investment banking firm to finance up to 75% of the value of investments made by the partnership through August 2007, after which four equal repayments are due quarterly unless the term of the agreement is extended. Amounts available to be borrowed under this facility and related borrowing rates are dependent upon the characteristics of the investments pledged as collateral, such as the subordinate position of each investment relative to the fair value of the underlying real estate and the type of underlying real estate (e.g., hospitality, industrial, multi-family, office, residential or retail). In addition, amounts available to be borrowed can change based on changes in the fair value of the pledged collateral which can be affected by, among other factors, changes in credit quality, and liquidity conditions within the investment banking and real estate industries (see “Liquidity and Capital Resources”). As of December 31, 2005, Redtail Capital had borrowed $25 million under this facility to fund investments totaling $34 million consisting of junior liens on two luxury full-service hospitality properties.
Issuance of Long-term Unsecured Borrowings
     In September and December 2005, Capstead issued a total of $77 million of its 30-year junior subordinated notes to two newly-formed statutory trusts in exchange for $2 million of the trusts’ common securities and $75 million received by the trusts from issuing trust preferred securities to unrelated third party investors. Net proceeds to the Company after issue costs and its investment in the trusts’ common securities totaled $73 million representing a significant increase in Capstead’s long-term investment capital.
     Capstead’s investments in the trusts’ common securities are accounted for as unconsolidated affiliates and the junior subordinated notes are included in unsecured borrowings on Capstead’s balance sheet. The junior subordinated notes pay interest to the trusts quarterly calculated at a fixed-rate of 8.19% to 8.36% for ten years and subsequently at the prevailing three-month LIBOR rate plus 3.30% to 3.50% for 20 years, reset quarterly. The trusts remit dividends pro rata to the common and preferred trust securities based on the same terms as the junior subordinated notes provided that payments on the trusts’ common securities are subordinate to payments on the related preferred securities. Each issue of junior subordinated notes and related trust securities matures in 2035 with $36 million redeemable, in whole or in part, without penalty, at the Company’s option after October 30, 2010 and $41 million redeemable under similar terms after December 15, 2015.
Sale of Real Estate Held for Lease
     On December 30, 2005 Capstead sold its portfolio of six independent senior living facilities to an affiliate of Brookdale Senior Living Inc. (NYSE: BKD). BKD had operated the properties under a net-lease arrangement since Capstead acquired the portfolio in 2002. The transaction generated net cash proceeds to Capstead of nearly $55 million and a gain of over $38 million. The gain on sale and operating results of this portfolio have been reflected as a discontinued operation in the accompanying financial statements and other financial information. By selling these facilities by year-end, the Company was able to take advantage of a strong market for real estate of this type and retain the resulting capital gain through the use of capital loss carryforwards that otherwise would have expired unused at year end. The resulting 30% increase in common stockholders’ equity further bolstered Capstead’s liquidity and long-term investment capital.

Capstead Mortgage Corporation
Utilization of Long-term Investment Capital and Potential Liquidity
     Capstead can generally finance up to 97% of the fair value of its mortgage securities and similar investments with well-established investment banking firms using repurchase arrangements and similar borrowings with the balance supported by the Company’s long-term investment capital. Long-term investment capital includes preferred and common equity capital as well as long-term unsecured borrowings, net of Capstead’s investment in related statutory trusts accounted for as unconsolidated affiliates. Assuming potential liquidity is available, repurchase arrangements and similar borrowings can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. Consequently, the actual level of cash and cash equivalents carried on the Capstead’s balance sheet is significantly less important than the potential liquidity inherent in the Company’s investment portfolios. Potential liquidity is affected by, among other things, changes in market value of assets pledged; principal prepayments; contribution requirements to, or distributions from, Redtail Capital; and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of financial leverage will be dependent upon many factors, including the size and composition of the Company’s investment portfolios (see “Liquidity and Capital Resources”). The following table illustrates Capstead’s utilization of long-term investment capital and potential liquidity as of December 31, 2005 in comparison with December 31, 2004 (in thousands):

		Related	Capital	Potential
	Investments (a)	Borrowings	Employed (a)	Liquidity (a)

Mortgage securities and similar investments:
Agency Securities	$4,289,330	$3,950,854	$338,476	$215,774
Non-agency Securities	69,597	63,734	5,863	531
CMO collateral	9,098	9,098	–	–

	4,368,025	4,023,686	344,339	216,305
Investment in Redtail Capital	6,904	–	6,904	–

	$4,374,929	$4,023,686	351,243	216,305

Other assets, net of other liabilities			68,966	33,937	(b)
Fourth quarter common dividend			(381)	(381)	(c)
Targeted liquidity reserves			–	(208,000)

			$419,828	$41,861

Balances of as December 31, 2004	$3,579,480	$3,341,795	$332,539	$9,783

(a)	Investments are stated at carrying amounts on the Company’s balance sheet. Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of the indicated dates, adjusted separately for targeted liquidity reserves.

(b)	Represents cash and cash equivalents.

(c)	The fourth quarter 2005 common dividend was declared December 15, 2005 and paid January 20, 2006 to stockholders of record as of December 30, 2005.
     With the significant growth of the mortgage securities and similar investments portfolio during 2005, targeted liquidity reserves have increased correspondingly to $208 million at December 31, 2005 from $169 million at December 31, 2004. The Company establishes targeted liquidity reserves reflecting management’s determination of the level of capital necessary to hold in reserve to fund margin calls (requirements to pledge additional collateral or pay down borrowings) required by principal payments (that are not remitted to the Company for 20 to 45 days after any given month-end) and potential declines in market value of pledged assets under stressed market conditions.

Capstead Mortgage Corporation
Off-Balance Sheet Arrangements and Contractual Obligations
     As of December 31, 2005, Capstead did not have any off-balance sheet arrangements. The following table lists Capstead’s contractual obligations as of December 31, 2005 (in thousands):

	Payments Due by Period
		12 Months	12 - 36	37 - 60	>Than
Contractual Obligations	Total	or Less	Months	Months	60 Months

Repurchase arrangements and similar borrowings	$4,082,801	$3,590,720	$489,979	$1,385	$717
Unsecured borrowings	260,601	6,211	12,422	12,422	229,546
Pending acquisitions of investments	2,977	2,977	–	–	–
Corporate office lease	1,128	282	564	282	–

	$4,347,507	$3,600,190	$502,965	$14,089	$230,263

     The interest component of obligations associated with adjustable-rate borrowings is based on rates in effect at year-end. Obligations related to unsecured borrowings exclude amounts to be returned to Capstead through its ownership of the related trusts’ common securities. This presentation excludes acquisitions of investments committed to subsequent to year-end (either directly or through Redtail Capital), and any other contractual obligations entered into after year-end.
Tax Considerations of Dividends Paid on Capstead Shares
     Preferred share dividend distributions for the last three years have consisted entirely of ordinary taxable income. Each common share dividend distribution is allocated between ordinary taxable income, capital gain and return of capital based on the relative amounts of Capstead’s taxable income (by category, after consideration of available capital loss carryforwards and allocations to preferred shares) to total distributions for each year. Stockholders should reduce the tax cost basis of their shares by the amount of return of capital distributions received, if any. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of dividends received. The following table provides tax characteristics of Capstead’s common share dividend distributions for the last three years:

	Common	Capital	Ordinary	Return of
Tax Year	Dividends	Gain *	Income *	Capital *

2005	$0.32	–%	100.00%	–%
2004	1.58	–	86.08	13.92
2003	3.10	–	100.00	–

*	The indicated characterization percentage is applicable to each quarterly or special common dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2003 is available at www.capstead.com.

Capstead Mortgage Corporation
RESULTS OF OPERATIONS
     Comparative income statement data (interest income, net of related interest expense, in thousands, except for per share data) and key portfolio statistics (in millions) were as follows:

	Year Ended December 31
	2005	2004	2003

Income statement data:
Mortgage securities and similar investments:
Agency Securities	$22,001	$40,824	$51,288
Non-agency Securities	1,503	4,011	6,091
CMBS and other commercial loans	546	640	3,099
Collateral for structured financings	346	707	42

	24,396	46,182	60,520
Other revenue (expense):
Gain on asset sales and redemptions of structured financings	156	–	4,560
Other revenue	926	813	1,784
Interest on unsecured borrowings	(972)	–	–
Other operating expense	(7,301)	(7,126)	(8,198)
Equity in loss of unconsolidated affiliates	(10)	–	–

Income from continuing operations	17,195	39,869	58,666

Income from discontinued operation, net of taxes	39,997	1,936	1,993

Net income	$57,192	$41,805	$60,659

Diluted earnings per common share:
Income (loss) from continuing operations	$(0.16)	$1.21	$2.51
Income from discontinued operation	2.12	0.12	0.09

	$1.96	$1.33	$2.60

Key portfolio statistics:
Average yields:
Agency Securities	3.62%	3.10%	3.88%
Non-agency Securities	5.09	4.61	4.63
CMBS and other commercial loans	4.27	2.47	4.44
Collateral for structured financings	5.76	6.44	6.20
Total average yields	3.68	3.28	4.42

Average related borrowing rate	3.17	1.72	2.30

Average financing spread	0.51	1.56	2.12

Average portfolio balances:
Agency Securities	$3,387	$2,476	$1,867
Non-agency Securities	80	125	163
CMBS and other commercial loans	48	63	114
Collateral for structured financings	23	105	550

	3,538	2,769	2,694
Related average borrowings	3,290	2,570	2,528

Average capital deployed	$248	$199	$166

Average portfolio runoff rate:
Agency Securities	34%	28%	32%
Total	33	30	43

Capstead Mortgage Corporation
2005 Compared to 2004
     Net margins on Capstead’s mortgage securities and similar investments declined during 2005 and 2004 primarily as a consequence of actions taken by the Federal Reserve beginning in June 2004 to steadily increase the federal funds rate. The resulting higher short-term interest rates led to significantly higher interest rates on Capstead’s borrowings and sharply lower financing spreads, even as overall yields on the Company’s portfolio of primarily ARM securities improved as underlying ARM loans began resetting higher to more current rates. Given current expectations for interest rates, portfolio yields are expected to continue trending higher throughout 2006 and into 2007. This illustrates how the Company is impacted immediately when short-term interest rates rise (and fall) while ARM security yields change slowly by comparison because coupon interest rates on the underlying mortgage loans generally reset only once or twice a year and the amount of each reset can be limited or capped.
     Although rising short-term interest rates and relatively high mortgage prepayment rates have put continued pressure on near-term earnings, management believes that Capstead’s core investment strategy of maintaining a large portfolio of ARM securities will generate attractive returns over the longer term and that the Company is in a strong position to augment this portfolio with other real estate-related investments that can provide attractive risk-adjusted returns over the long term with relatively low sensitivity to changes in interest rates. See “Financial Condition – “Overview” and “Mortgage Securities and Similar Investments” for further discussion of the current operating environment.
     Despite an increase of over $900 million in the average outstanding balances of Agency Securities during 2005 over the prior year, lower financing spreads led to a 46% decline in related operating results. Non-agency Securities contributed less to operating results during 2005 because of lower average Non-agency Securities balances outstanding in addition to lower financing spreads. Average balances declined with runoff and the securitization and transfer of $53 million of high coupon fixed-rate Non-agency Securities into Fannie Mae Agency Securities in March 2004. CMBS and other commercial loans contributed significantly less to operating results during 2005 due largely to payoffs that occurred in 2004. The Company’s last CMBS position paid off in December 2005.
     Operating results for collateral for structured financings have been declining since Capstead curtailed its mortgage conduit operation in 1995 and ceased issuing structured financings. Related portfolio balances have declined with runoff and the redemption of structured financings whereby the released collateral was either sold or held for investment as part of the Non-agency Securities portfolio. In July 2005 the Company exercised the last redemption right it controlled, realizing a gain of $156,000 on the redemption of the related borrowings and the released collateral was reclassified as Non-agency Securities. The Company holds no economic interest in the remaining two outstanding securitizations. Consequently, related contributions to future operating results are expected to be minimal.
     Interest on unsecured borrowings reflects interest accruing on $36 million of the Company’s junior subordinated notes issued in September 2005 and $41 million issued in December 2005 to statutory trusts formed by the Company to issue $75 million in trust preferred securities to unrelated third parties.
     Other revenue benefited during 2005 from recoveries on previously written off loans and higher interest rates on overnight investments. The increase in other operating expense reflects higher compensation costs as well as costs associated with forming Redtail Capital and corporate governance initiatives which offset savings in other overhead expenses.

Capstead Mortgage Corporation
     Equity in loss of unconsolidated affiliates includes the Company’s equity in losses of Redtail Capital totaling $40,000 during its initial start-up period. This new venture funded its first investment in August 2005. The Company’s equity in earnings of its statutory trusts totaled $30,000 during 2005 (consisting solely of the common trust securities’ pro rata share in interest on the Company’s junior subordinated notes discussed above).
     Income from discontinued operation includes $1.8 million earned on real estate held for lease prior to its sale on December 30, 2005 and a gain on sale of $38.2 million, net of an accrual for taxes of $2.8 million, most of which are federal taxes on the increase in value of this operation while operated as a taxable REIT subsidiary of the Company during 2003.
2004 Compared to 2003
     Agency Securities were the primary contributor to operating results during 2004 compared to 2003; however, the impact of lower financing spreads was evident in 2004 results, which were less than in 2003 despite higher average Agency Securities balances outstanding. Non-agency Securities contributed less to operating results during 2004 primarily because of lower average Non-agency Securities balances outstanding but results were also negatively affected by lower financing spreads. This component of the portfolio declined with runoff and the securitization and transfer of $53 million of high coupon fixed-rate Non-agency Securities into Fannie Mae Agency Securities in March 2004. CMBS and other commercial loans contributed significantly less to operating results during 2004 due largely to payoffs of higher yielding CMBS and commercial loan investments.
     With the prior year redemption of relatively high cost fixed-rate securitizations, operating results for collateral for structured financings improved in 2004 even as collateral balances declined. Having redeemed in prior years all but one of the outstanding securitizations to which the Company holds the related redemption rights, Capstead did not realize any gain on asset sales and redemptions of structured financings during 2004.
     Other revenue was lower in 2004 due primarily to the prior year recovery of a $500,000 insurance deductible related to the October 2003 dismissal with prejudice of a purported class action lawsuit filed against the Company and its key officers in 1998. Other operating expense was lower in 2004 compared to 2003 primarily because of lower 2004 accruals for incentive compensation reflecting lower 2004 earnings and dividends and declines in book value caused by declines in unrealized gains on mortgage securities due largely to portfolio runoff. Increases in book value during 2004 as a result of issuing $64 million in common equity were considered separately by the Compensation Committee in establishing incentive compensation for the year.
LIQUIDITY AND CAPITAL RESOURCES
     Capstead’s primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on mortgage securities and similar investments. Other sources of funds include proceeds from asset sales, proceeds from debt and equity offerings and monthly distributions, when available, from the Company’s investment in Redtail Capital. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than the Company’s potential liquidity available under its borrowing arrangements. The table

Capstead Mortgage Corporation
included under “Financial Condition – Utilization of Long-Term Investment Capital and Potential Liquidity” and accompanying discussion illustrates additional funds potentially available to the Company as of December 31, 2005, as adjusted for targeted liquidity reserves. The Company currently believes that it has sufficient liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for Capstead’s continued qualification as a REIT. It is the Company’s policy to remain strongly capitalized and conservatively leveraged.
     Borrowings under repurchase arrangements secured by mortgage securities totaled $4.0 billion at December 31, 2005. These borrowings routinely have maturities of less than 31 days, although from time to time the Company enters into longer-term arrangements as it has done on $912 million of these borrowings as of year-end (see discussion above under “Mortgage Securities and Similar Investments”). Capstead has uncommitted repurchase facilities with investment banking firms to finance its investments in mortgage securities, subject to certain conditions. Interest rates on these borrowings are generally based on 30-day LIBOR (or a corresponding benchmark rate for longer-term arrangements) and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality, and liquidity conditions within the investment banking, mortgage finance and real estate industries.
     Redtail Capital finances up to 75% of each investment it makes using a $225 million committed master repurchase agreement from a major investment banking firm. As of December 31, 2005, $25 million has been borrowed under this facility (see discussion above under “Investment in Redtail Capital” regarding availability of borrowings under this agreement). Capstead anticipates that this agreement will be extended and may be supplemented with another facility or replaced with a larger facility prior to when quarterly repayments begin in November 2007. Capstead’s remaining commitment to provide an additional $68 million in equity capital to Redtail Capital is subject to the availability of suitable investments approved by both partners within a two year investment period that began in July 2005. Redtail Capital distributes available cash flow from earnings and repayments on investments on a monthly basis.
     The issuance of long-term unsecured borrowings for net proceeds of $73 million during the latter part of 2005 significantly enhanced the Company’s liquidity and increased its long-term investment capital. As of year-end, this capital was fully deployed into additional investments in ARM securities. The Company does not currently anticipate issuing additional long-term unsecured borrowings. However, if circumstances change the Company may further augment the Company’s long-term investment capital with similar borrowings.
     The December 30, 2005 sale of the Company’s real estate held for lease for net proceeds of $55 million and a gain of $38 million also significantly enhanced the Company’s liquidity and investment capital. This capital is expected to be fully deployed into additional investments during the early part of 2006.
     After having raised over $64 million of new common equity during 2004 through limited open market sales, no such sales have occurred during 2005 but may resume if market conditions allow.

Capstead Mortgage Corporation
RISK FACTORS
General Discussion of Effects of Interest Rate Changes
     Changes in interest rates affect Capstead’s earnings in various ways. Earnings currently depend, in large part, on the difference between the interest received on mortgage securities and similar investments, and the interest paid on related borrowings, most of which are based on 30-day LIBOR. In a rising short-term interest rate environment the resulting financing spread may be reduced or even turn negative, which would adversely affect earnings. Because the mortgage securities and similar investments portfolio currently consists primarily of current-reset ARM securities, the effects of rising short-term interest rates on borrowing costs can eventually be mitigated by increases in the rates of interest earned on the underlying ARM loans, which generally reset periodically to a margin over a current short-term interest rate index (typically a six-month or one-year index) subject to periodic and lifetime limits, referred to as caps. Additionally, the Company has extended maturities on a portion of its borrowings, which has effectively locked in financing spreads on the Company’s longer-to-reset ARM securities over a significant portion of these investments’ fixed-rate terms. As of December 31, 2005, the Company’s ARM securities featured the following average coupon rates, periodic and lifetime caps, and months to roll (dollars in thousands):

		Average	Average	Average	Months
		Coupon	Periodic	Lifetime	To
ARM Type	Basis *	Rate	Cap	Cap	Roll

Current-reset ARMs:
Agency Securities:
Fannie Mae/Freddie Mac	$2,142,545	5.05%	2.92%	10.92%	5.4
Ginnie Mae	938,119	4.46	1.00	9.86	6.5
Non-agency Securities	42,617	5.33	1.73	11.33	5.2

	3,123,281	4.88	2.33	10.61	5.7
Longer-to-reset-ARMs:
Agency Securities:
Fannie Mae/Freddie Mac	1,180,621	5.26	4.07	11.07	28.7

	$4,303,902	4.98	2.80	10.73	12.0

*	Basis represents the Company’s investment before unrealized gains and losses.
     Since only a portion of the ARM loans underlying these securities reset each month, subject to periodic and lifetime caps, interest rates on related borrowings can rise to levels that may exceed yields on these securities, contributing to lower or even negative financing spreads and adversely affecting earnings. At other times, declines in these indices during periods of relatively low short-term interest rates will negatively affect yields on ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company’s borrowing rates, earnings would be adversely affected. To provide some protection to financing spreads against rising interest rates, the Company may from time to time enter into longer-term repurchase arrangements on a portion of its borrowings (as it has done currently on borrowings related to its longer-to-reset ARM securities) or acquire derivative financial instruments (“Derivatives”) such as interest rate swap or cap agreements. At December 31, 2005, the Company did not own any Derivatives for this purpose.

Capstead Mortgage Corporation
     Another effect of changes in interest rates is that as long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities and similar investments generally increases. Prolonged periods of high prepayments can significantly reduce the expected life of these investments; therefore, the actual yields realized can be lower due to faster amortization of investment premiums. Further, to the extent the proceeds of prepayments are not reinvested or cannot be reinvested at a rate of return at least equal to the rate previously earned on that capital, earnings may be adversely affected. There can be no assurance that suitable investments at attractive pricing will be available on a timely basis to replace runoff as it occurs.
     Investments in junior liens on commercial real estate either held directly or in Redtail Capital are typically adjustable-rate loans secured by borrowings with similar adjustment features such that related financing spreads are relatively stable. Because these investments typically are financed with at least 25% equity capital compared to less than 10% for residential mortgage securities, margins on these investments will tend to improve when interest rates are increasing and decline when rates are falling.
     Management may determine it is prudent to sell assets from time to time, which can increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as asset values fluctuate with changes in interest rates. At other times, asset sales may reflect a shift in the Company’s investment focus. During periods of rising interest rates or contracting market liquidity, asset values can decline, leading to increased margin calls and reducing the Company’s liquidity. A margin call means that a lender requires a borrower to pledge additional collateral to re-establish the agreed-upon ratio of the value of the collateral to the amount of the borrowing. Although Capstead has established targeted liquidity reserves to fund margin calls required by principal payments and potential declines in market value of pledged assets, if the Company is unable or unwilling to pledge additional collateral, lenders can liquidate the collateral under adverse market conditions, likely resulting in losses.
Interest Rate Sensitivity on Operating Results
     Capstead performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All investments, borrowings and any Derivatives held are included in this analysis. The sensitivity of components of Other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. The model incorporates management assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for purposes of amortizing investment premiums. These assumptions are developed through a combination of historical analysis and future expected pricing behavior.
     Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net margins on investments resulting from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, changes in market conditions and management’s investment capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

Capstead Mortgage Corporation
     As of December 31, 2005 and 2004, the Company had the following estimated earnings sensitivity profile (dollars in thousands):

10-year
	30-day	U.S.
	LIBOR	Treasury
	Rate	Rate	Immediate Change In: *

30-day LIBOR rate			Flat	Up 1.00%	Up 1.00%	Up 2.00%
10-year U.S. Treasury rate			Down 1.00%	Flat	Up 1.00%	Up 2.00%
Projected 12-month earnings change:
December 31, 2005 **	4.39%	4.40%	$(4,299)	$(20,991)	$(19,628)	$(43,817)
December 31, 2004	2.40	4.22	(2,297)	(12,760)	(11,793)	(29,259)

*	Sensitivity of earnings to changes in interest rates is determined relative to the actual rates at the applicable date. Note that the projected 12-month earnings change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.

**	Increased earnings sensitivity as of December 31, 2005 reflects the increased size of the Company’s mortgage securities and similar investments portfolio.
Risks Associated with Credit-Sensitive Investments
     Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss than residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets. Commercial property values and related net operating income are often subject to volatility, and net operating income may be insufficient to cover debt service on the related financing at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.
     Additionally, commercial properties may not be readily convertible to alternative uses if such properties were to become unprofitable due to competition, age of improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses often requires substantial capital expenditures, the funding for which may or may not be available.
     Junior liens and other forms of subordinated financing on commercial properties carry greater credit risk than senior lien financing, including a substantially greater risk of non-payment of interest and principal, because net operating income of a commercial property is insufficient to cover all debt service, generally the junior liens must absorb the shortfall. Declines in net operating income, among other factors, can lead to declines in value of the underlying real estate large enough such that the aggregate outstanding balances of senior and junior liens could exceed the value of the real estate. In the event of default, the junior lienholder may need to make payments on the senior loans in order to preserve its rights to the underlying real estate and prevent foreclosure. Because the senior lienholders generally have priority on proceeds from liquidating the underlying real estate, junior lienholders may not recover all or any of their investment. To compensate for this heightened credit risk, these loans generally earn substantially higher yields.
     Capstead generally seeks to leverage its investments in commercial mortgage assets through the use of secured borrowing arrangements, the availability of which is predicated on the fair value of the underlying collateral. Similar to investments in residential mortgage

Capstead Mortgage Corporation
securities financed with repurchase agreements, declines in the value of this collateral could lead to increased margin calls, or loss of financing altogether, reducing the Company’s liquidity and potentially leading to losses from the sale of the collateral under adverse market conditions.
     The availability of credit for commercial mortgage loans may be dependent upon economic conditions in the markets where such properties are located, as well as the willingness and ability of lenders to make such loans. Liquidity of the credit markets fluctuates and there can be no assurance that liquidity will increase above, or will not contract below, current levels. In addition, the availability of similar commercial properties, and the competition for available credit, may affect the ability of potential purchasers to obtain financing for the acquisition of properties. This could affect the repayment of commercial mortgages.
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
     Through the process of securitizing both commercial and residential mortgages, credit risk can be heightened or minimized. Senior classes in multi-class securitizations generally have first priority over cash flows from a pool of mortgages and, as a result, carry the least risk, highest investment ratings and the lowest yields. Typically, a securitization will also have several tiers of subordinated bonds. Subordinate bonds are junior in the right to receive cash flow from the underlying mortgages, thus providing credit enhancement to the more senior bonds. As a result, subordinated securities will have lower credit ratings and higher yields because of the elevated risk of credit loss inherent in these securities.
     The availability of capital through secured borrowing arrangements at attractive rates to finance investments in credit-sensitive commercial and residential mortgage assets may be diminished during periods of mortgage finance market illiquidity, which could adversely affect financing spreads and therefore earnings. The availability of these borrowings at attractive rates ultimately depends upon the quality of the assets pledged according to the lender’s assessment of their credit worthiness which could be different from the Company’s assessment. Additionally, if overall market conditions deteriorate resulting in substantial declines in value of these assets, sufficient capital may not be available to support the continued ownership of such investments, requiring these assets to be sold at a loss.
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

Capstead Mortgage Corporation
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

Capstead Mortgage Corporation
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
•	Amortization of Investment Premiums on Financial Assets – Investment premiums on financial assets are recognized in earnings as adjustments to interest income by the interest method over the estimated lives of the related assets. For most of Capstead’s financial assets, estimates and judgments related to future levels of mortgage prepayments are critical to this determination. Mortgage prepayment expectations can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. For instance, based on interest rate expectations and portfolio composition as of February 28, 2006, management anticipates an annualized lifetime runoff rate of 31% for its mortgage securities and similar investments portfolio, up from 28% two years ago due largely to additions of newer-issue securities during the past two years that have higher prepayment expectations than previous investments. Management estimates mortgage prepayments based on past experiences with specific investments within the portfolio, and current market expectations for changes in the interest rate environment. Should actual runoff rates differ materially from these estimates, investment premiums would be expensed at a different pace.

•	Fair Value and Impairment Accounting for Financial Assets – Most of Capstead’s mortgage securities and similar investments are classified as held available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in stockholders’ equity as a component of Accumulated other comprehensive income. As such, these unrealized gains and losses enter into the calculation of book value per common share, a key financial metric used by investors in evaluating the Company, and a factor in determining incentive compensation and therefore earnings of the Company. Fair values fluctuate with current and projected changes in interest rates, prepayment expectations and other factors, such as market liquidity. Considerable judgment is required interpreting market data to develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity (see “NOTE 9” to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets). Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of an individual asset below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in Other revenue (expense) as an impairment charge.

Capstead Mortgage Corporation
FORWARD LOOKING STATEMENTS
     This document contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead’s actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company’s investments and unforeseen factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments from both an investment return and regulatory perspective, the availability of new long-term investment capital, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. In addition to the above considerations, actual results and liquidity related to investments in loans secured by commercial real estate are affected by lessee performance under lease agreements, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs, among other factors.