Form 10-K, Exhibit 13
period 2007-12-31
CAPSTEAD MORTGAGE CORP
filed 2008-03-05
CIK 766701

EXHIBIT 13
CAPSTEAD MORTGAGE CORPORATION
PORTIONS OF THE
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2007

Capstead Mortgage Corporation
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended December 31
	2007	2006	2005

Mortgage securities and similar investments:
Interest income	$310,698	$242,859	$130,333
Interest expense	(266,901)	(228,379)	(105,937)

	43,797	14,480	24,396

Other revenue (expense):
Loss from portfolio restructuring	(7,683)	—	—
Other revenue	2,234	591	1,082
Interest expense on unsecured borrowings	(8,747)	(7,142)	(972)
Other operating expense	(6,671)	(6,454)	(7,301)

	(20,867)	(13,005)	(7,191)

Income before equity in earnings (loss) of unconsolidated affiliates and discontinued operation	22,930	1,475	17,205

Equity in earnings (loss) of unconsolidated affiliates	1,783	2,368	(10)

Income from continuing operations	24,713	3,843	17,195

Income from discontinued operation, net of taxes	—	—	39,997

Net income	$24,713	$3,843	$57,192

Net income available (loss attributable) to common stockholders:
Net income	$24,713	$3,843	$57,192
Less cash dividends paid on preferred shares	(20,256)	(20,256)	(20,256)

	$4,457	$(16,413)	$36,936

Basic and diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31
	2007	2006

Assets:
Mortgage securities and similar investments ($6.7 billion pledged under repurchase arrangements)	$7,108,719	$5,252,399
Investments in unconsolidated affiliates	3,117	20,073
Receivables and other assets	90,437	69,869
Cash and cash equivalents	6,653	5,661

	$7,208,926	$5,348,002

Liabilities:
Repurchase arrangements and similar borrowings	$6,500,362	$4,876,134
Unsecured borrowings	103,095	103,095
Interest rate swap agreements at fair value	2,384	—
Common stock dividend payable	9,786	385
Accounts payable and accrued expenses	32,382	28,426

	6,648,009	5,008,040

Stockholders’ equity:
Preferred stock — $0.10 par value; 100,000 shares authorized:
$1.60 Cumulative Preferred Stock, Series A, 202 shares issued and outstanding at December 31, 2007 and December 31, 2006 ($3,317 aggregate liquidation preference)	2,828	2,828
$1.26 Cumulative Convertible Preferred Stock, Series B, 15,819 shares issued and outstanding at December 31, 2007 and December 31, 2006 ($180,025 aggregate liquidation preference)	176,705	176,705
Common stock — $0.01 par value; 100,000 shares authorized; 40,819 and 19,253 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	408	192
Paid-in capital	702,170	497,418
Accumulated deficit	(358,155)	(354,617)
Accumulated other comprehensive income	36,961	17,436

	560,917	339,962

	$7,208,926	$5,348,002

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Statements of Stockholders’ equity
(In thousands, except per share amounts)

					Accumulated
					Other	Total
	Preferred	Common	Paid-in	Accumulated	Comprehensive	Stockholders’
	Stock	Stock	Capital	Deficit	Income	Equity

Balance at January 1, 2005	$179,533	$188	$516,704	$(387,718)	$23,832	$332,539

Net income	—	—	—	57,192	—	57,192
Other comprehensive income:
Amounts related to cash flow hedges, net	—	—	—	—	403	403
Change in unrealized gain on mortgage securities, net	—	—	—	—	(19,239)	(19,239)

Comprehensive income						38,356
Cash dividends:
Common — $0.32 per share	—	—	(2,217)	(3,846)	—	(6,063)
Preferred	—	—	(1,825)	(18,431)	—	(20,256)
Additions to capital	—	2	271	—	—	273

Balance at December 31, 2005	179,533	190	512,933	(352,803)	4,996	344,849

Net income	—	—	—	3,843	—	3,843
Other comprehensive income:
Amounts related to cash flow hedges, net	—	—	—	—	(55)	(55)
Change in unrealized gain on mortgage securities, net	—	—	—	—	12,495	12,495

Comprehensive income						16,283
Cash dividends:
Common — $0.08 per share	—	—	(1,527)	—	—	(1,527)
Preferred	—	—	(14,599)	(5,657)	—	(20,256)
Additions to capital	—	2	611	—	—	613

Balance at December 31, 2006	179,533	192	497,418	(354,617)	17,436	339,962

Net income	—	—	—	24,713	—	24,713
Other comprehensive income:
Amounts related to cash flow hedges, net	—	—	—	—	(2,608)	(2,608)
Change in unrealized gain on mortgage securities, net	—	—	—	—	22,133	22,133

Comprehensive income						44,238
Cash dividends:
Common — $0.34 per share	—	—	(1,152)	(10,571)	—	(11,723)
Preferred	—	—	(2,576)	(17,680)	—	(20,256)
Additions to capital	—	216	208,480	—	—	208,696

Balance at December 31, 2007	$179,533	$408	$702,170	$(358,155)	$36,961	$560,917

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31
	2007	2006	2005

Operating activities:
Net income	$24,713	$3,843	$57,192
Noncash items:
Amortization of investment premiums	24,091	23,108	21,813
Depreciation and other amortization	225	183	119
Equity-based compensation costs	921	529	249
Undistributed earnings of unconsolidated affiliates	—	(116)	18
Amounts related to interest rate swap agreements	(121)	—	—
Loss on portfolio restructuring	7,683	—	—
Gain on redemption of structured financing	—	—	(156)
Gain on sale of discontinued operation (real estate held for lease)	—	—	(38,196)
Net change in receivables, other assets, accounts payable and accrued expenses	(663)	6,442	(3,749)

Net cash provided by operating activities of continuing operations	56,849	33,989	37,290
Net cash provided by operating activities of discontinued operation	—	—	3,104

Net cash provided by operating activities	56,849	33,989	40,394

Investing activities:
Purchases of mortgage securities and similar investments	(4,447,054)	(2,628,826)	(2,474,812)
Proceeds from sales of mortgage securities and similar investments	845,151	—	—
Principal collections on mortgage securities and similar investments	1,751,046	1,724,316	1,494,220
Investments in unconsolidated affiliates:
Investment in statutory trusts formed to issue unsecured borrowings	—	(774)	(2,321)
Investment in commercial real estate loan limited partnership	(5,892)	(12,749)	(6,943)
Return of investment in real estate loan limited partnership	9,519	2,812	—

Net cash used in investing activities of continuing operations	(1,847,230)	(915,221)	(989,856)
Net cash (used in) provided by investing activities of discontinued operation including net proceeds from its sale	—	(2,884)	56,759

Net cash used in investing activities	(1,847,230)	(918,105)	(933,097)

Financing activities:
Proceeds from repurchase arrangements and similar borrowings	46,208,141	40,818,254	31,196,605
Principal payments on repurchase arrangements and similar borrowings	(44,599,642)	(39,965,780)	(30,393,738)
Early termination payment on repurchase arrangements	(2,335)	—	—
Unsecured borrowings, net of issue costs	—	25,061	75,038
Release of restricted cash	—	—	5,996
Capital stock transactions	207,787	84	24
Dividends paid	(22,578)	(21,779)	(30,089)

Net cash provided by financing activities of continuing operations	1,791,373	855,840	853,836
Net cash used in financing activities of discontinued operation	—	—	(226)

Net cash provided by financing activities	1,791,373	855,840	853,610

Net change in cash and cash equivalents	992	(28,276)	(39,093)
Cash and cash equivalents at beginning of year	5,661	33,937	73,030

Cash and cash equivalents at end of year	$6,653	$5,661	$33,937

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Notes to Consolidated Financial Statements
December 31, 2007
NOTE 1 — BUSINESS
     Capstead Mortgage Corporation operates as a self-managed real estate investment trust for federal income tax purposes (a “REIT”) and is based in Dallas, Texas. Unless the context otherwise indicates, Capstead Mortgage Corporation, together with its subsidiaries, is referred to as “Capstead” or the “Company.” Capstead earns income from investing in real estate-related assets on a leveraged basis. These investments currently consist primarily of a core portfolio of residential adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, “Agency Securities”). Capstead may also invest a portion of its investment capital in credit-sensitive commercial real estate-related assets, including subordinate commercial real estate loans.
NOTE 2 — ACCOUNTING POLICIES
Basis of Presentation
     The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its wholly-owned and majority-owned subsidiaries over which it exercises control. Capstead also considers the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities,” (“FIN46”) in determining whether consolidation is appropriate for any variable interest entities in which the Company holds an interest. The Company’s commercial real estate loans are secured by interests in mortgages on, or entities that own, commercial real estate and are subordinate to prior liens on these assets. Although these loans are considered variable interests in the entities that own the underlying real estate, Capstead is not considered the primary beneficiary and therefore these entities are not consolidated. The common securities held by Capstead statutory trusts organized by the Company under Delaware law to issue long-term unsecured borrowings are not considered variable interests at risk pursuant to the provisions of FIN46. Capstead accounts for these investments under the equity method of accounting. Investments in unconsolidated affiliates are initially recorded at cost and subsequently adjusted for Capstead’s equity in earnings and losses and cash contributions and distributions. All significant intercompany balances and transactions have been eliminated.
     Certain prior year amounts have been reclassified to conform to the current year presentation.
Accounting for Seller-financed Acquisitions of Mortgage Securities
     Capstead generally pledges its Mortgage securities and similar investments as collateral under repurchase arrangements and a portion of the Company’s acquisitions may initially be financed with sellers. Consistent with prevailing industry practice, the Company records such assets and the related borrowings gross on its balance sheet, and the corresponding interest income and interest expense gross on its income statement. In addition, the asset is typically a security held available-for-sale, and any change in fair value of the asset is recorded as a component of Accumulated other comprehensive income.

Capstead Mortgage Corporation
     In February 2008 the FASB issued Staff Position 140-3 “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP140-3”). Under FSP140-3, certain seller-financed acquisitions entered into after December 31, 2008 may not qualify as sales from the sellers’ perspective and the sellers may be required to continue to consolidate the assets sold. As a result, investors such as Capstead may be precluded from presenting these seller-financed acquisitions gross on their balance sheets and required to report these assets net of the related financings at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. FSP140-3 requires consideration as to whether this accounting should be followed in situations where acquisitions and subsequent financing by a seller are sufficiently linked. Management does not believe implementing FSP140-3 will have a material effect on Capstead’s results of operations, taxable income or financial condition. Also, it is not expected to affect the Company’s status as a REIT or cause it to fail to qualify for its exemption under Investment Company Act of 1940 which requires that the Company must, among other things, maintain at least 55% of its assets directly in qualifying real estate interests.
Fair Value Accounting Rule Changes
     In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS157”). SFAS157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS159”). This statement permits, but does not require, entities to measure many financial instruments, including liabilities and certain other items, at fair value with resulting changes in fair value reported in earnings. In adopting SFAS157 and SFAS159 on January 1, 2008 the Company determined that it will not report changes in fair value of any of its financial assets or liabilities in earnings. Therefore, the Company does not anticipate any impact on its consolidated financial statements from the adoption of these standards.
Accounting for Uncertainty in Income Taxes
     The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN48”) on January 1, 2007. The Company did not recognize any liabilities for unrecognized tax benefits in implementing FIN48 at adoption or during 2007. Accordingly, FIN48 has had no impact on the Company’s financial condition or results of operations. If applicable in future periods, the Company will record interest and penalties accrued related to unrecognized tax benefits in Other revenue (expense). No such accruals were necessary as of December 31, 2007.
Equity-based Compensation
     On January 1, 2006, Capstead adopted the provisions of SFAS No. 123(R) “Share-Based Payment” (“SFAS123R”). SFAS123R establishes accounting for equity-based awards to directors and employees. Under the provisions of SFAS123R, equity-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the related requisite service period. Through December 31, 2005 Capstead accounted for equity-based awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations (“APB25”) and provided the required pro forma disclosures of SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS123”).

Capstead Mortgage Corporation
     The Company used the modified prospective method of adopting SFAS123R. Accordingly, the Company recognized in Other operating expense compensation expense totaling $171,000 and $153,000 during 2007 and 2006, respectively, relating to option awards granted since January 1, 2006 and the unvested portion of option awards granted in prior years that were previously not given accounting recognition in earnings. Additionally, $750,000 and $376,000 was expensed during 2007 and 2006, respectively, related to stock awards. The Company recognizes compensation cost for option awards on a straightline basis over the requisite service period for each portion of the award that vests separately. Compensation cost for stock awards is recognized on a straightline basis over the requisite service period for the entire award. Equity-based compensation expense recognized for the year ended December 31, 2005 under APB25 totaled $249,000 and would have been $89,000 higher under the fair value provisions of SFAS123, which would have reduced reported earnings (loss) per share by one cent.
Use of Estimates
     The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of investment premiums on financial assets is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings. Estimated fair values of financial assets held in the form of securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis and are influenced by changes in, and market expectations for changes in, interest rates, market liquidity conditions, and levels of mortgage prepayments as well as other factors beyond the control of management. Accordingly, estimates of fair value are as of the balance sheet dates and are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect the Accumulated other comprehensive income component of Stockholders’ equity.
Cash and Cash Equivalents
     Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less when purchased.
Financial Assets
     Most of Capstead’s financial assets are mortgage securities classified as available-for-sale and carried at fair value with unrealized gains and losses reported as a separate component of Accumulated other comprehensive income. A small portion of the Company’s mortgage investments that were originally acquired as collateral for structured financings are either classified as held-to-maturity or held as whole loans and are carried at amortized cost (unpaid principal balance, adjusted for unamortized investment premiums and discounts). Financial assets held in the form of whole loans are generally held for investment and recorded at amortized cost on an individual basis. Any whole loans held for sale are carried at the lower of amortized cost or fair value on an aggregate basis. Any transfers from loans held for sale to loans held for investment are recorded at the lower of amortized cost or fair value on the date of transfer. Financial assets are reviewed for potential impairment at each

Capstead Mortgage Corporation
balance sheet date. Other-than-temporary impairments of investments in mortgage securities can occur with adverse changes in the financial condition of the issuer and changes in the Company’s intent and ability to hold the security until any declines in fair value are recovered. The amount of any such other-than-temporary impairment is measured by comparing the recorded amount of the security to its fair value. An investment in a whole loan is considered impaired if it becomes probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms and the amount of any impairment is measured by comparing the recorded amount of the loan to the present value of expected cash flows or the fair value of related collateral. Any impairment charges would be recorded in Other revenue (expense). No impairment charges on financial assets have been recorded during the three years ended December 31, 2007. Interest is recorded as income when earned. Investment premiums and discounts are recognized as adjustments to Interest income by the interest method over the expected life of the related financial assets. Realized gains and losses from sales are included in Other revenue (expense). The cost of financial assets sold is based on the specific identification method.
Borrowings
     Borrowings are carried at their unpaid principal balances, net of unamortized discounts and premiums, when present. Discounts and premiums, as well as debt issue costs, which are recorded in Receivables and other assets, are recognized as adjustments to Interest expense by the interest method over the term of the related borrowings.
Dividend Classification
     Capstead records common and preferred share dividends in the Accumulated deficit component of Stockholders’ equity only to the extent of available earnings for the related quarterly or monthly period. Any dividends declared in excess of available earnings are deemed returns of capital and are recorded as reductions of Paid-in capital. The classification of dividends for tax and financial reporting purposes will typically differ as a result of differences between taxable income and Net income, differences with how income is allocated to dividends paid, and timing considerations in the distribution of taxable income.
Derivative Financial Instruments (“Derivatives”)
     Derivatives used by Capstead from time to time for risk management purposes are recorded as assets or liabilities and carried at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as a hedge for accounting purposes, as well as the type of hedging relationship identified. Capstead will typically designate any Derivatives held as cash flow hedges. To qualify as a cash flow hedge, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in Accumulated other comprehensive income and the ineffective portion is recorded in earnings. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is deemed to no longer be highly effective, are recorded in earnings as a component of Other revenue (expense).
     Holding Derivatives creates exposure to credit risk related to the potential for failure on the part of counterparties to honor their commitments. In addition, the Company may be required to post collateral based on the market value of the Derivatives. In the event of

Capstead Mortgage Corporation
default by a counterparty, the Company may have difficulty recovering its collateral and may not receive payments provided for under the terms of the Derivative. To mitigate this risk, The Company uses only well-established investment banking firms as counterparties.
     For most of the three years ended December 31, 2007, Capstead made limited use of Derivatives. Late in 2007 the Company began using interest rate swap agreements in cash flow hedge relationships in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30-day borrowings. Variable-rate swap payments to be received and any measured hedge ineffectiveness are recorded in Interest expense as an offset to interest owed on the hedged borrowings that reset to market rates generally on a monthly basis. Fixed-rate swap payments to be made are also recorded in Interest expense resulting in an effectively fixed borrowing rate on these borrowings, subject to certain adjustments.
Income Taxes
     Capstead Mortgage Corporation and its qualified REIT subsidiaries (“Capstead REIT”) have elected to be taxed as a REIT. As a result, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. Capstead’s policy is to distribute 100% of the taxable income of the REIT, after application of available tax attributes, within the time limits prescribed by the Internal Revenue Code, which may extend into the subsequent taxable year. Capstead may find it advantageous from time to time to elect taxable REIT subsidiary status for certain of its subsidiaries. Taxable income of any taxable REIT subsidiaries is subject to federal and, where applicable, state income taxes. Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.
Incentive Compensation
     The compensation committee of Capstead’s board of directors administers all incentive compensation programs. At the beginning of each year, the committee adopts an incentive formula to provide for the creation of an incentive pool for the payment of incentive compensation to employees. While the adoption of the incentive formula provides a mechanism for determining amounts to be included in the incentive pool, the committee has the discretion to administer incentive programs in a manner it deems appropriate in order to recognize and reward performance. The incentive formula followed during the two years ended December 31, 2006 was based on a 10% participation in the “modified total return” of Capstead in excess of a 10% benchmark return, multiplied by the Company’s beginning “modified common book value.” Modified total return was measured as the change in modified common book value per share during the year, excluding the effects of raising equity capital, together with common dividends per share. Modified common book value was determined by excluding from total Stockholders’ equity the recorded value of preferred equity and adjusting for unrealized gains and losses on investments not included in Accumulated other comprehensive income and for incentive pool accruals.
     In December 2006 at the recommendation of the compensation committee, the board adopted a new incentive formula for years beginning January 1, 2007, which provides for the creation of an incentive pool equal to a 10% participation in the “earnings” of Capstead in excess of “benchmark earnings.” For formula purposes, earnings equal net income available to common stockholders excluding incentive fee accruals and any gains or losses from

Capstead Mortgage Corporation
portfolio restructurings. Benchmark earnings is determined by multiplying the average 10-year U.S. Treasury Rate plus 200 basis points by average common stockholders’ equity calculated excluding the recorded value of preferred equity, Accumulated other comprehensive income, incentive fee accruals and any gains or losses from portfolio restructurings. For 2007 and 2006 no incentive compensation was awarded. For 2005 incentive compensation totaling $1,261,000 was awarded in excess of amounts prescribed by the incentive formula in recognition of accomplishments during that year.
NOTE 3 — EARNINGS (LOSS) PER COMMON SHARE
     Basic earnings (loss) per common share is computed by dividing net income (loss), after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss), after deducting dividends on convertible preferred shares when such shares are antidilutive, by the weighted average number of common shares and common share equivalents outstanding, giving effect to equity awards and convertible preferred shares, when such awards and shares are dilutive. For calculation purposes the Series A and B preferred shares are considered dilutive whenever basic earnings per common share exceeds each Series’ dividend divided by the conversion rate applicable for that period. Components of the computation of basic and diluted earnings (loss) per common share were as follows (in thousands, except per share amounts):

	Year Ended December 31
	2007	2006	2005

Numerators for basic earnings (loss) per common share:
Income from continuing operations	$24,713	$3,843	$17,195
Less Series A and B preferred share dividends	(20,256)	(20,256)	(20,256)

Income from continuing operations available (loss attributable) to common stockholders	4,457	(16,413)	(3,061)
Income from discontinued operation	—	—	39,997

	$4,457	$(16,413)	$36,936

Weighted average common shares outstanding	22,947	18,902	18,868

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

Numerators for diluted earnings (loss) per common share:
Income from continuing operations	$24,713	$3,843	$17,195
Less dividends on antidilutive convertible preferred shares	(20,256)	(20,256)	(20,256)

Income from continuing operations available (loss attributable) to common stockholders	4,457	(16,413)	(3,061)
Income from discontinued operation	—	—	39,997

	$4,457	$(16,413)	$36,936

Denominator for diluted earnings (loss) per common share:
Weighted average common shares outstanding	22,947	18,902	18,868
Net effect of dilutive equity awards	247	—	—
Net effect of dilutive convertible preferred shares	—	—	—

	23,194	18,902	18,868

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

Capstead Mortgage Corporation
     Potentially dilutive securities excluded from the calculation of diluted earnings (loss) per common share were as follows (in thousands):

	Year Ended December 31
	2007	2006	2005

Equity awards:
Shares issuable under option awards	363	856	778
Nonvested stock awards	—	322	173
Convertible preferred shares:
Series A shares	202	202	202
Series B shares	15,819	15,819	15,819
NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS
     Mortgage securities and similar investments and related weighted average rates classified by collateral type and interest rate characteristics were as follows (dollars in thousands):

		Investment
	Principal	Premiums		Carrying	Net	Average
	Balance	(Discounts)	Basis	Amount(a)	WAC(b)	Yield(b)

December 31, 2007
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$13,079	$36	$13,115	$13,138	6.63%	6.39%
ARMs	6,382,773	89,017	6,471,790	6,507,447	6.36	5.63
Ginnie Mae ARMs	515,091	2,465	517,556	521,288	5.87	5.50

	6,910,943	91,518	7,002,461	7,041,873	6.33	5.61

Residential mortgage loans:
Fixed-rate	7,412	(3)	7,409	7,409	7.05	6.98
ARMs	11,097	96	11,193	11,193	7.18	6.82

	18,509	93	18,602	18,602	7.13	6.88
Commercial real estate loans	43,435	(439)	42,996	42,996	10.46	13.88
Collateral for structured financings	5,162	86	5,248	5,248	8.14	7.97

	$6,978,049	$91,258	$7,069,307	$7,108,719	6.36	5.64

December 31, 2006
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$16,819	$52	$16,871	$16,895	6.63	6.30
ARMs	4,343,740	61,381	4,405,121	4,418,446	6.14	4.94
Ginnie Mae ARMs	752,301	2,757	755,058	758,660	5.23	4.78

	5,112,860	64,190	5,177,050	5,194,001	6.01	4.92

Non-agency Securities:
Fixed-rate	17,734	41	17,775	17,804	7.19	6.57
ARMs	31,562	303	31,865	32,164	6.99	6.00

	49,296	344	49,640	49,968	7.06	6.21
Commercial real estate loans	2,635	—	2,635	2,635	18.00	18.00
Collateral for structured financings	5,705	90	5,795	5,795	8.06	7.36

	$5,170,496	$64,624	$5,235,120	$5,252,399	6.03	4.94

(a)	Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 9).

(b)	Net WAC, or weighted average coupon, is presented net of servicing and other fees as of the indicated balance sheet date. Average Yield is presented for the year then ended, calculated including the amortization of investment premiums and mortgage insurance costs on Non-agency Securities and excluding unrealized gains and losses.

Capstead Mortgage Corporation
     Agency Securities carry an implied AAA rating and therefore limited, if any, credit risk. Private residential mortgage pass-through securities formed prior to 1995 when Capstead operated a mortgage conduit are referred to as “Non-agency Securities.” Residential mortgage loans were formerly held as Non-agency Securities that are now carried as whole loans on the Company’s balance sheet with the related credit risk borne by the Company. Commercial real estate loans are subordinate loans that carry credit risk associated with specific commercial real estate collateral. Collateral for structured financings consists of Non-agency Securities pledged to secure these securitizations. The related credit risk is borne by bondholders of the securitization to which the collateral is pledged. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying mortgage loans.
     Fixed-rate investments are either Agency Securities, Non-Agency Securities or residential mortgage loans formerly held as Non-Agency Securities backed by mortgage loans that have fixed rates of interest over the contractual term of the loans. Adjustable-rate investments generally are ARM Agency Securities backed by residential mortgage loans that have coupon interest rates that adjust at least annually to more current interest rates or begin doing so after an initial fixed-rate period. After the initial fixed-rate period, if applicable, mortgage loans underlying ARM securities either (i) adjust annually based on specified margins over the one-year Constant Maturity U.S. Treasury Note Rate (“CMT”) or the one-year London Interbank Offered Rate (“LIBOR”), (ii) adjust semiannually based on specified margins over six-month LIBOR, or (iii) adjust monthly based on specified margins over indexes such as one-month LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, or over a rolling twelve month average of the one-year CMT index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the contractual term of the loans.
     As of December 31, 2007, commercial real estate loans consist of several subordinated loans totaling $5.0 million accruing interest at 18% and scheduled to pay off in 2008 through townhome and land sales, and $38.0 million in subordinated loans accruing interest at a margin over one-month LIBOR on a luxury hotel property in the Caribbean, also scheduled to pay off in 2008.
NOTE 5 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
     To facilitate the issuance of Unsecured borrowings, in September and December 2005 and in September 2006 Capstead formed and capitalized a series of three Delaware statutory trusts through the issuance to the Company of the trusts’ common securities totaling $3.1 million (see NOTE 8). The Company’s equity in the earnings of the trusts (consisting solely of the common trust securities’ pro rata share in interest accruing on Unsecured borrowings issued to the trusts) totaled $259,000, $212,000 and $30,000 during the three years ended December 31, 2007, respectively.
     On November 9, 2007 Capstead acquired for $4.0 million the remaining 25% outside interest in Redtail Capital Partners, L.P., a commercial real estate loan limited partnership. Beginning November 10, 2007, the Company ceased accounting for the venture as an unconsolidated affiliate and consolidated its assets and liabilities which consisted primarily of an existing $38.0 million in commercial real estate loans and a related $21.0 million in secured borrowings. The Company’s equity in this venture’s earnings (losses) while accounted for as an unconsolidated affiliate totaled $1.5 million, $2.2 million and ($40,000) during the three years ended December 31, 2007, respectively.

Capstead Mortgage Corporation
NOTE 6 — SALE OF DISCONTINUED OPERATION
     On December 30, 2005 Capstead sold a portfolio of senior living facilities to an affiliate of Brookdale Senior Living Inc. (NYSE: BKD), an affiliate of Fortress Investment Group LLC (NYSE: FIG), which provided management services to Capstead from April 2000 through July 2003. BKD had operated the properties under a net-lease arrangement since Capstead acquired the portfolio in 2002. The sale generated net cash proceeds to Capstead of $54.5 million and resulted in a gain of $38.2 million, net of $2.8 million in taxes. Through the utilization of available tax attributes, including a capital loss carryforward expiring December 31, 2005, Capstead retained the resulting gain.
NOTE 7 — REPURCHASE ARRANGEMENTS AND SIMILAR BORROWINGS, INCLUDING RELATED HEDGING ACTIVITY
     Capstead generally pledges its Mortgage securities and similar investments as collateral under uncommitted repurchase arrangements with well-established investment banking firms, the terms and conditions of which are negotiated on a transaction-by-transaction basis. Interest rates on these borrowings are generally based on a margin over the federal funds rate or a corresponding interest rate for longer-term borrowings and amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries. In response to declines in fair value of pledged securities, lenders may require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. The commercial real estate loan borrowing accrues interest at a margin over one-month LIBOR and matures in three equal installments on February 1, May 1, and August 1, 2008. The maturity of outstanding structured financings is directly affected by the rate of principal prepayments on the related Non-agency Securities pledged as collateral and are currently subject to redemption by the residual bondholders. Repurchase arrangements and similar borrowings, classified by type of collateral and maturities, and related weighted average interest rates were as follows (dollars in thousands):

	December 31, 2007		December 31, 2006
	Borrowings	Average	Borrowings	Average
Collateral Type	Outstanding	Rate*	Outstanding	Rate*

Borrowings with maturities of 30 days or less:
Agency Securities	$4,963,674	4.93%	$2,048,151	5.30%
Residential mortgage loans	14,352	6.12	45,764	5.85

	4,978,026	4.93	2,093,915	5.32

Borrowings with maturities greater than 30 days:
Agency Securities (31 to 90 days)	—	—	1,741,751	5.16
Agency Securities (91 to 360 days)	368,694	4.92	—	—
Agency Securities (greater than 360 days)	1,127,420	5.05	1,034,673	4.98

	1,496,114	5.02	2,776,424	5.09
Similar borrowings:
Commercial real estate loans	20,974	6.88	—	—
Collateral for structured financings	5,248	8.14	5,795	7.58

	$6,500,362	4.96	$4,876,134	5.19

*	Average rate is presented as of the indicated balance sheet date and does not include the effects of interest rate swap agreements held as cash flow hedges on a designated portion of 30-day borrowings (see below). After giving effect to these cash flow hedges, the Average rate was 4.47% at December 31, 2007.

Capstead Mortgage Corporation
     Prior to changes in market conditions during the fall of 2007, Capstead made use of longer-dated repurchase arrangements to effectively lock in financing spreads on a portion of its investments in longer-to-reset ARM Agency Securities for a significant portion of the fixed-rate terms of these investments. As of December 31, 2007, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.50 billion with remaining terms of from nine to 20 months and an average maturity of 15 months. Capstead had $82 million of its capital at risk with its largest single counterparty (Cantor Fitzgerald & Company) related to $1.42 billion of these borrowings.
     Late in 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements for this purpose. By December 31, 2007 the Company had entered into five swap agreements with an aggregate notional amount of $900 million, an average remaining term of 23 months and an average fixed-rate of 4.03%.
     The interest rate swap agreements have been designated as cash flow hedges of the variability of the underlying benchmark interest rate of certain current and forecasted 30-day repurchase arrangements. This hedge relationship in effect establishes a relatively stable fixed borrowing rate on the designated borrowings with the variable-rate payments to be received on the swap agreements generally offsetting the interest owed on the designated borrowings that reset monthly to market rates, leaving the fixed-rate payments to be paid on the swap agreements as the Company’s effective borrowing rate, subject to certain adjustments.
     As of December 31, 2007, a liability for $2,384,000 was recorded on the balance sheet representing the fair value of the swap agreements at year-end. Included in Other revenue (expense) is a holding gain of $119,000 realized prior to designating certain of these agreements as cash flow hedges and included in Accumulated other comprehensive income are gross unrealized losses of $2,748,000 and gross unrealized gains of $243,000 incurred while the swap agreements were designated as cash flow hedges. During 2007 the Company’s swap agreements reduced Interest expense by $903,000 consisting of net accrued cash flows of $901,000 and measured hedge ineffectiveness of $2,000.
     The weighted average effective interest rate on Repurchase arrangements and similar borrowings was 5.12% and 4.92% during 2007 and 2006, respectively including the effects of the swap agreements. The weighted average maturity of these borrowings was 4.2 months at December 31, 2007, with an average effective repricing period of 6.3 months including the effects of the interest rate swap agreements. Related interest paid totaled $264.1 million, $214.9 million, and $101.1 million during 2007, 2006 and 2005, respectively.
NOTE 8 — UNSECURED BORROWINGS
     Unsecured borrowings consist of 30-year junior subordinated notes issued in September 2005, December 2005 and September 2006 by Capstead to Capstead Mortgage Trust I, Trust II and Trust III, respectively. These unconsolidated affiliates of the Company were formed to issue $3.1 million of the trusts’ common securities to Capstead and to privately place $100 million of preferred securities with unrelated third party investors. Included in Receivables and other assets are $2.8 million in remaining issue costs associated with these transactions.

Capstead Mortgage Corporation
     Note balances and related weighted average interest rates as of December 31, 2007 and 2006 (calculated including issue cost amortization) were as follows (dollars in thousands):

	Borrowings	Average
	Outstanding	Rate

Junior subordinated notes:
Capstead Mortgage Trust I	$36,083	8.31%
Capstead Mortgage Trust II	41,238	8.46
Capstead Mortgage Trust III	25,774	8.78

	$103,095	8.49

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
     The weighted average effective interest rate for Unsecured borrowings (calculated including issue cost amortization) was 8.49% and 8.38% for the periods outstanding during 2007 and 2006, respectively. Related interest paid totaled $8,641,000, $6,987,000 and $279,000 during 2007, 2006 and 2005, respectively.
NOTE 9 — DISCLOSURES REGARDING FAIR VALUES
OF FINANCIAL INSTRUMENTS
     The following tables and related discussion provide fair value disclosures as of the indicated balance sheet dates for Capstead’s financial assets and liabilities, most of which are influenced by changes in, and market expectations for changes in, interest rates and market liquidity conditions, as well as other factors beyond the control of management. Excluded from these disclosures are financial instruments for which the Company’s cost basis is deemed to approximate fair value due primarily to the short duration of these instruments, including Cash and cash equivalents, receivables, payables and repurchase arrangements with initial terms of less than 60 days. Also excluded from these disclosures are borrowings under structured financings because the Company holds no economic interest in these securitizations.
     Fair values of Mortgage securities and similar investments were estimated considering recent trading activity for similar investments and pricing levels indicated by lenders in connection with designating collateral for repurchase arrangements, provided such pricing levels are considered indicative of actual market clearing transactions. Fair values of borrowings under repurchase arrangements with initial terms of greater than 60 days, commercial real estate loan borrowings, Unsecured borrowings, and interest rate swap agreements were estimated based on offer prices for similar financial instruments or market positions.

Capstead Mortgage Corporation
     Fair value disclosures related to financial instruments other than mortgage securities classified as available-for-sale or held-to-maturity were as follows (in thousands):

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets:
Residential mortgage loans	$18,602	$18,860	$—	$—
Commercial real estate loans	42,996	42,248	2,635	2,635
Financial Liabilities:
Repurchase arrangements with initial terms of greater than 60 days	1,496,114	1,514,143	1,244,744	1,241,775
Commercial real estate loan borrowing	20,974	21,364	—	—
Unsecured borrowings	103,095	91,404	103,095	102,485
Interest rate swap agreements	2,384	2,384	—	—
     Fair value disclosures for mortgage securities classified as available-for-sale were as follows (in thousands):

		Gross	Gross
		Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

As of December 31, 2007
Agency Securities	$6,989,619	$42,023	$2,611	$7,029,031
As of December 31, 2006
Agency Securities	$5,160,508	$25,160	$8,209	$5,177,459
Non-agency Securities	25,292	334	6	25,620

	$5,185,800	$25,494	$8,215	$5,203,079

     Fair value disclosures for mortgage securities classified as held-to-maturity were as follows (in thousands):

		Gross	Gross
		Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

As of December 31, 2007
Collateral released from structured financings:
Agency Securities	$12,842	$340	$—	$13,182
Collateral for structured financings	5,248	—	—	5,248

	$18,090	$340	$—	$18,430

As of December 31, 2006
Collateral released from structured financings:
Agency Securities	$16,542	$306	$1	$16,847
Non-agency Securities	24,348	328	15	24,661
Collateral for structured financings	5,795	—	—	5,795

	$46,685	$634	$16	$47,303

     In connection with the portfolio restructuring described below, during 2007 Capstead sold a total of $850.5 million in Mortgage securities and similar investments for a net realized loss of over $5.3 million and incurred an additional loss of $2.3 million from terminating related longer-dated repurchase arrangements. These sales included (i) $832.0 million in ARM Agency Securities classified as available-for-sale for gross realized losses of

Capstead Mortgage Corporation
$6.2 million and gross realized gains of $492,000, (ii) $9.3 million in residential mortgage loans underlying Non-agency Securities classified as available-for-sale for gross realized gains of $186,000, and (iii) $9.1 million in loans underlying Non-agency Securities classified as held-to-maturity for gross realized gains of $151,000. In connection with these sales, the remaining Non-agency Securities held by the Company were dissolved and the underlying residential mortgage loans were classified as whole loans on the Company’s balance sheet. The loans previously held as Non-agency Securities classified as held-to-maturity were originally collateral released from structured financings that had paid down to within 10% of the securitizations’ original issuance amounts. No securities were sold in 2006 or 2005.
     Additional required disclosures for Mortgage securities and similar investments in an unrealized loss position were as follows (in thousands):

	December 31, 2007		December 31, 2006
	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss

Securities in an unrealized loss position:
One year or greater	$323,751	$1,856	$837,123	$6,392
Less than one year	382,482	755	487,144	1,839

	$706,233	$2,611	$1,324,267	$8,231

Commercial and residential loans in an unrealized loss position:
One year or greater	$—	$—	$—	$—
Less than one year	42,248	748	—	—

	$42,248	$748	$—	$—

     Managing a large portfolio of primarily ARM Agency Securities remains the core focus of Capstead’s investment strategy and management expects these securities will be held to maturity absent a major shift in the Company’s investment focus. By focusing on investing in relatively short-duration and highly liquid ARM Agency Securities, declines in fair value caused by increases in interest rates are typically relatively modest compared to investments in longer-duration assets. These declines can be recovered in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment or prepay. Consequently, any such declines in value generally would not constitute other-than-temporary impairments in value necessitating impairment charges. From a credit risk and market liquidity perspective, the real or implied United States government guarantee associated with Agency Securities helps ensure that fluctuations in value due to perceived credit risk will be relatively modest and financing will remain available via repurchase arrangements.
     During the sharp contraction in market liquidity that began in August 2007, the Company experienced greater than anticipated margin calls due to declines in market value of pledged assets that were exacerbated by perceptions on the part of some lenders that values had declined even further. While the Company met all margin calls during this period, management was concerned with the possibility that lenders would require higher margin requirements on future 30-day borrowings. In response, the Company proactively reduced its balance sheet leverage by selling a portion of its portfolio in order to improve its liquidity position. Although the imposition of higher margin requirements on future borrowings have not materialized and conditions in the credit markets have since improved, management anticipates continuing to operate with less leverage in the year to come and has taken other steps to lessen the Company’s exposure to another period of severe market illiquidity including increasing the number of lending counterparties that the Company routinely does business with and significantly bolstering the Company’s investment capital through common equity offerings.

Capstead Mortgage Corporation
     Commercial real estate loans held by Capstead also declined in value with the contraction in market liquidity that began in August 2007. These loans are well collateralized and are all scheduled to pay off during 2008. The Company has more than adequate resources to make scheduled retirements of the related commercial borrowings.
NOTE 10 — INCOME TAXES
     Capstead REIT and any subsidiaries for which the Company has elected taxable REIT subsidiary status file separate federal and state income tax returns, where applicable. Provided Capstead REIT remains qualified as a REIT and all its taxable income is distributed to stockholders within time limits prescribed by the Internal Revenue Code, no income taxes are due on this income. Accordingly, no provision has been made for income taxes for Capstead REIT on income from continuing operations. Taxable income of any taxable REIT subsidiaries is fully taxable and provision is made for any resulting income taxes as necessary. Capstead’s effective tax rate differs substantially from statutory federal income tax rates primarily due to the benefit of Capstead REIT’s status as a REIT, as illustrated below, along with other items affecting the Company’s effective tax rate (in thousands):

	Year Ended December 31
	2007	2006	2005

Income taxes computed at the federal statutory rate on income from continuing operations	$8,650	$1,345	$6,018
Benefit of REIT status	(8,038)	(1,205)	(5,925)

Income taxes computed on income of taxable REIT subsidiaries	612	140	93
Change in net deferred income tax assets	(421)	(191)	(74)
Other	(6)	51	(19)

Income tax provision of taxable REIT subsidiaries	$185	$—	$—

     Included in Other revenue (expense) in 2007 is a $185,000 provision for income taxes recorded by a taxable REIT subsidiary of the Company. This provision consists of state income taxes and federal alternative minimum taxes payable totaling $32,000 as well as $153,000 of federal income tax provision recorded as an increase to Additional paid-in capital. Operating loss carryforwards totaling $1.4 million, including $436,000 in operating loss carryforwards that arose through the issuance of stock compensation, were utilized during 2007 by this subsidiary to reduce its actual taxes payable to $32,000. With the 2005 sale of its real estate held for lease, Capstead REIT utilized $32.0 million of capital loss carryforwards scheduled to expire that year which eliminated the resulting gain on sale from 2005 distributable income. Income from discontinued operations for 2005 included a provision for $2.8 million in federal and state income taxes that were paid in 2006. No income taxes were paid during 2007 and 2005, respectively.
     The Company or its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before 2004. The Company adopted the provisions of FIN48 on January 1, 2007. The Company determined that no material unrecognized deferred tax assets or liabilities existed at January 2007 and that none arose during 2007. Accordingly, FIN48 has had no impact on the Company’s financial condition or results of operations.

Capstead Mortgage Corporation
     At December 31, 2007, the Company had one taxable REIT subsidiary with available tax attributes. Significant components of the taxable REIT subsidiary’s deferred income tax assets and liabilities were as follows (in thousands):

	December 31
	2007	2006

Deferred income tax assets:
Alternative minimum tax credit (a)	$1,963	$1,921
Net operating loss carryforwards (b)	—	354
Other	39	150

	2,002	2,425
Deferred income tax liabilities	—	—

Net deferred tax assets	$2,002	$2,425

Valuation allowance (c)	$2,002	$2,425

(a)	Alternative tax credit carryforwards can be utilized to offset payment of federal income taxes on future taxable income, if any, earned by this subsidiary subject to certain limitations.

(b)	Excludes $3.4 million in remaining net operating loss carryforwards that arose through the issuance of stock compensation which expire after 2019

(c)	Because this subsidiary is not currently expected to earn significant amounts of taxable income, related net deferred tax assets are fully reserved at December 31, 2007.
NOTE 11 — STOCKHOLDERS’ EQUITY
     As of December 31, 2007 Capstead had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company’s option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income result in adjustments to the conversion ratios of the preferred shares. Capstead’s preferred shares are each entitled to cumulative fixed dividends with conversion rates in effect January 1, 2008 for the Series A shares and December 31, 2007 for the Series B shares and redemption prices and liquidation preferences as indicated below:

Preferred	Annual	Conversion	Redemption	Liquidation
Series	Dividend	Rate*	Price	Preference

A	$1.60	1.5579	$16.40	$16.40
B	1.26	0.6007	12.50	11.38

*	Reflects the number of common shares to be received for each preferred share converted.
     In October 2007, Capstead completed a public offering for 11.5 million common shares at a price of $9.75 per share, and in November 2007, the Company completed a second public offering for 9.2 million common shares at a price of $10.73 per share. Together, these offerings raised $199.1 million in net proceeds after underwriting discounts and offering expenses. Also during 2007 the Company raised $8.3 million in new common equity through the issuance of 685,900 common shares into the open market on a limited basis, at an average price of $12.13 per share, after expenses. Additions to capital related to equity awards to directors and employees totaled $910,000, $613,000 and $273,000 during the three years ended December 31, 2007, respectively, including proceeds from the exercise of option awards of $257,000 and $98,000 during 2007 and 2006, respectively. See NOTE 12 for further information pertaining to long-term incentive plans.

Capstead Mortgage Corporation
     Subsequent to year-end, Capstead completed a third public offering for an additional 8.6 million common shares at a price of $15.50 per share, raising $127 million in net proceeds, after underwriting discounts and offering expenses. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares.
     Comprehensive income is net income plus other comprehensive income (loss). Other comprehensive income (loss) currently consists of the change in unrealized gain on mortgage securities classified as available-for-sale and amounts related to Derivatives held as cash flow hedges. As of December 31, 2007, the Accumulated other comprehensive income component of Stockholders’ equity consisted of $39.4 million in net unrealized gains on mortgage securities held available-for-sale, $2.5 million in net unrealized losses on Derivatives held as cash flow hedges and $54,000 in amounts related to terminated cash flow hedges. The following provides information regarding the components of comprehensive income (in thousands):

	Year Ended December 31
	2007	2006	2005

Net income	$24,713	$3,843	$57,192

Other comprehensive income (loss):
Amounts related to cash flow hedges:
Change in net unrealized losses	(2,505)	—	—
Reclassification adjustment for amounts included in net income	(103)	(55)	(118)
Amounts related to discontinued operation	—	—	521
Amounts related to available-for-sale securities:
Reclassification adjustments for amounts included in net income	5,348	—	—
Change in net unrealized gains	16,785	12,495	(19,239)

Other comprehensive income (loss)	19,525	12,440	(18,836)

Comprehensive income	$44,238	$16,283	$38,356

     Capstead’s Charter provides that if the board of directors determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead REIT to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common or preferred shares to any person whose ownership of the shares would result in Capstead REIT being unable to comply with the requirements of the Internal Revenue Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any shares of Capstead to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.
NOTE 12 — LONG-TERM INCENTIVE AND OTHER PLANS
     The Company sponsors long-term incentive plans to provide for the issuance of stock awards, option awards and other incentive-based equity awards to directors and employees (collectively, the “Plans”). As of December 31, 2007, the Plans had 1,757,957 common shares remaining available for future issuance.

Capstead Mortgage Corporation
     The Company also sponsors a qualified defined contribution retirement plan for all employees and a nonqualified deferred compensation plan for certain of its officers. In general the Company matches up to 50% of a participant’s voluntary contribution up to a maximum of 6% of a participant’s compensation and discretionary contributions of up to another 3% of compensation regardless of participation in the plans. All Company contributions are subject to certain vesting requirements. Contribution expenses were $81,000, $113,000 and $236,000 in 2007, 2006 and 2005, respectively.
     In May and June 2005 stock awards for a total of 172,600 common shares were issued to directors and employees (average grant date fair value: $7.86 per share) that vest in four annual installments, subject to certain restrictions, including continuous service. In December 2006 stock awards for a total of 197,500 common shares were issued to employees (grant date fair value: $8.19 per share) that vest in four annual installments beginning January 2, 2008, subject to similar restrictions. Also during 2006, stock awards for 21,457 common shares were issued to a new employee and certain directors (average grant date fair value: $6.86 per share), 6,457 shares of which were vested at grant with the remaining shares vesting proportionally over three years, subject to similar restrictions. Stock award activity during the year ended December 31, 2007 is summarized below:

		Weighted Average
	Number of	Grant Date
	Shares	Fair Value

Stock awards outstanding as of December 31, 2006	321,550	$8.02
Grants *	156,000	12.93
Forfeitures	(6,250)	7.97
Vested	(40,100)	7.74

Stock awards outstanding as of December 31, 2007	431,200	9.82

*	In May 2007, stock awards totaling 6,000 common shares were issued to directors that vest April 15, 2008 (grant date fair value $9.81). In December 2007, stock awards totaling 150,000 common shares were issued to employees that vest in six annual installments beginning January 2, 2009 (grant date fair value $13.05). These grants are subject to certain restrictions, including continuous service.
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
     During 2005 option awards granted to directors and employees totaled 430,000 shares with an average price of $7.85 and an average fair value of $0.61 per share, which was determined using average expected terms of four years, volatility factors of 27%, dividend yields of 10% and risk-free rates of 3.76%. During 2006 option awards granted to directors and employees totaled 258,000 shares with an average price of $7.43 and an average fair value of $0.78 per share, which was determined using average expected terms of four years, volatility factors of 31%, dividend yields of 10% and risk-free rates of 4.91%.

Capstead Mortgage Corporation
     Option award activity during the year ended December 31, 2007 is summarized below:

	Number of	Weighted Average
	Shares	Exercise Price

Option awards outstanding as of December 31, 2006	855,552	$13.02
Grants (average fair value $0.89) *	220,500	10.46
Forfeitures	(42,944)	13.31
Expirations	(53,520)	33.77
Exercises	(30,932)	6.05

Option awards outstanding as of December 31, 2007	948,656	$11.47

*	Option awards granted during 2007 to directors and employees were valued with average expected terms of four years, volatility factors of 27%, dividend yields of 10% and risk-free rates of 4.60%.
     The weighted average remaining contractual term, average exercise price and aggregate intrinsic value for the 438,906 exercisable option awards outstanding as of December 31, 2007 was five years, $14.52 and $1.7 million, respectively. The total intrinsic value of option awards exercised during 2007 and 2006 was $133,000 and $5,000, respectively. There were no exercises of option awards in 2005. Unrecognized compensation costs for all unvested equity awards totaled $3.9 million as of December 31, 2007, to be expensed over a weighted average period of three years.
NOTE 13 — NET INTEREST INCOME ANALYSIS (UNAUDITED)
     The following summarizes interest income, interest expense and weighted average interest rates related to Mortgage securities and similar investments (dollars in thousands):

	2007		2006		2005
		Average		Average		Average
		Effective		Effective		Effective
	Amount	Rate	Amount	Rate	Amount	Rate

Interest income	$310,698	5.64%	$242,859	4.94%	$130,333	3.68%
Interest expense	(266,901)	5.12	(228,379)	4.92	(105,937)	3.17

	$43,797	0.52	$14,480	0.02	$24,396	0.51

     Related changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

	Rate*	Volume*	Total*

2007/2006
Interest income	$36,660	$31,178	$67,838
Interest expense	9,437	29,084	38,521

	$27,223	$2,094	$29,317

2006/2005
Interest income	$52,702	$59,824	$112,526
Interest expense	70,768	51,674	122,442

	$(18,066)	$8,150	$(9,916)

*	The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Capstead Mortgage Corporation
NOTE 14 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)
     The New York Stock Exchange trading symbol for Capstead’s common shares is CMO. As of December 31, 2007, the Company had 1,659 common stockholders of record and depository companies held common shares for 16,550 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2007			Year Ended December 31, 2006
	Sales Prices		Dividends	Sales Prices		Dividends
	High	Low	Declared	High	Low	Declared

First quarter	$10.02	$7.75	$0.02	$7.66	$6.30	$0.02
Second quarter	10.73	9.01	0.04	8.10	6.56	0.02
Third quarter	10.68	8.01	0.04	8.75	6.77	0.02
Fourth quarter	13.84	10.06	0.24	8.70	7.82	0.02
NOTE 15 — QUARTERLY RESULTS (UNAUDITED)
     Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Year Ended December 31, 2007
Mortgage securities and similar investments:
Interest income	$72,142	$75,795	$74,949	$87,812
Interest expense	(63,589)	(67,107)	(66,478)	(69,727)

	8,553	8,688	8,471	18,085
Gain (loss) from portfolio restructuring	—	—	(8,276)	593
Interest expense on unsecured borrowings	(2,187)	(2,187)	(2,186)	(2,187)
Other revenue (expense)	(803)	(1,302)	(1,404)	(928)
Equity in earnings of unconsolidated affiliates	664	575	247	297

Net income (loss)	$6,227	$5,774	$(3,148)	$15,860

Basic and diluted income (loss) per common share	$0.06	$0.04	$(0.43)	$0.31

Year Ended December 31, 2006
Mortgage securities and similar investments:
Interest income	$52,926	$57,349	$62,230	$70,354
Interest expense	(47,543)	(54,685)	(61,066)	(65,085)

	5,383	2,664	1,164	5,269
Interest expense on unsecured borrowings	(1,587)	(1,621)	(1,747)	(2,187)
Other revenue (expense)	(1,507)	(1,376)	(1,564)	(1,416)
Equity in earnings of unconsolidated affiliates	422	608	654	684

Net income (loss)	$2,711	$275	$(1,493)	$2,350

Basic and diluted loss per common share	$(0.12)	$(0.25)	$(0.35)	$(0.14)

Capstead Mortgage Corporation
Selected Financial Data
and
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

Capstead Mortgage Corporation
Selected Financial Data
(In thousands, except per share amounts)

	Year Ended December 31
	2007	2006	2005	2004	2003

Selected statement of income and per share data:
Mortgage securities and similar investments:
Interest income	$310,698	$242,859	$130,333	$91,121	$119,444
Interest expense	(266,901)	(228,379)	(105,937)	(44,939)	(58,924)

	43,797	14,480	24,396	46,182	60,520
Loss from portfolio restructuring (a)	(7,683)	—	—	—	—
Gain on asset sales	—	—	—	—	4,560

Interest expense on unsecured borrowings	(8,747)	(7,142)	(972)	—	—
Other revenue (expense) items, net	(4,437)	(5,863)	(6,219)	(6,313)	(6,414)
Equity in earnings (losses) of unconsolidated affiliates	1,783	2,368	(10)	—	—

Income from continuing operations	24,713	3,843	17,195	39,869	58,666
Income from discontinued operation, net of taxes (b)	—	—	39,997	1,936	1,993

Net income	$24,713	$3,843	$57,192	$41,805	$60,659

Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$4,457	$(16,413)	$36,936	$21,546	$40,386

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)	$1.22	$2.75
Income from discontinued operation	—	—	2.12	0.12	0.14

	$0.19	$(0.87)	$1.96	$1.34	$2.89

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)	$1.21	$2.51
Income from discontinued operation	—	—	2.12	0.12	0.09

	$0.19	$(0.87)	$1.96	$1.33	$2.60

Cash dividends per common share	$0.34	$0.08	$0.32	$1.58	$3.10

Book value per common share	9.25	8.13	8.48	7.91	6.67

Average number of common shares outstanding: (c)
Basic	22,947	18,902	18,868	16,100	13,977
Diluted	23,194	18,902	18,868	16,437	23,295

Selected balance sheet data:
Mortgage securities and similar investments	$7,108,719	$5,252,399	$4,368,025	$3,438,559	$2,362,688
Assets of discontinued operation (b)	—	—	—	141,037	150,317
Total assets	7,208,926	5,348,002	4,464,248	3,687,982	2,554,322
Repurchase arrangements and similar borrowings	6,500,362	4,876,134	4,023,686	3,221,794	2,141,985
Long-term investment capital: (c)
Unsecured borrowings, net of related statutory trusts accounted for as unconsolidated affiliates	99,978	99,978	74,980	—	—
Stockholders’ equity	560,917	339,962	344,849	332,539	277,038

NOTE:	This table summarizes selected financial information. For additional information, refer to the audited financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(a)	In response to contracting market liquidity conditions, during the latter part of 2007 Capstead reduced its balance sheet leverage through asset sales.

(b)	In December 2005 the Company sold its real estate held for lease resulting in discontinued operation accounting treatment for this investment.

(c)	Long-term investment capital consists of long-term unsecured borrowings, net of related investments in statutory trusts accounted for as unconsolidated affiliates, along with preferred and common stockholders’ equity. During the fourth quarter of 2007, the Company raised $206 million in common equity capital. At December 31, 2007 there were 40,819,493 common shares issued and outstanding.

Capstead Mortgage Corporation
Management’s Discussion and Analysis of Financial
Condition and Results of Operations
FINANCIAL CONDITION
Overview
     Capstead Mortgage Corporation (together with its subsidiaries, “Capstead” or the “Company”) operates as a self-managed real estate investment trust for federal income tax purposes (a “REIT”) and is based in Dallas, Texas. Capstead earns income from investing its long-term investment capital in real estate-related assets on a leveraged basis.
     Capstead significantly increased its long-term investment capital during the fourth quarter of 2007 by raising $206 million in new common equity capital through two underwritten public offerings and its continuous offering program. Together with $180 million of perpetual preferred stockholders’ equity and $100 million of long-term unsecured borrowings (net of related investments in statutory trusts) Capstead ended the year with $661 million of long-term investment capital, up 50% from $440 million at the end of 2006. Subsequent to year-end, the Company further increased its long-term investment capital by $127 million with the closing of a third public offering for an additional 8.6 million common shares. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares.
     Capstead’s core investment strategy is to conservatively manage a leveraged portfolio of residential adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, “Agency Securities”). Agency Securities carry an implied AAA rating with limited, if any, credit risk. Management believes this strategy can produce attractive risk-adjusted returns over the long term while virtually eliminating credit risk and reducing but not eliminating sensitivity to changes in interest rates.
     In response to sharply contracting credit market liquidity conditions that began in August 2007, Capstead proactively reduced its portfolio leverage (secured borrowings divided by long-term investment capital) from 11.5 to 1 at June 30, 2007 to approximately 10 to 1 through the sale of $832 million of its lower-yielding, faster prepaying Agency Securities and $18 million of its modest holdings of Non-agency-guaranteed residential mortgage investments. Additionally, the Company has expanded the number of lending counterparties it routinely does business with. Together with bolstering its long-term investment capital through common equity offerings, these steps have improved the Company’s ability to withstand periods of contracting market liquidity.
     By December 31, 2007 the Company had deployed the capital from the fourth quarter common equity offerings into additional holdings of ARM Agency Securities bringing total mortgage securities and similar investments to $7.11 billion from $5.25 billion a year earlier, an increase of 35%. Additionally, financing spreads (the difference between yields on the Company’s investments and rates on related borrowings) for the fourth quarter more than doubled over the third quarter of 2007 to 93 basis points due largely to lower borrowing rates which benefited from actions taken by the Federal Reserve Open Market Committee beginning in mid-September to lower its target for the federal funds rate a total of 100 basis points to 4.25% by year-end. With the federal funds target rate reduced by an additional 125 basis points in January 2008, the Company’s borrowing rates are declining further and financing spreads and net interest margins are improving significantly.

Capstead Mortgage Corporation
     Capstead may also invest a portion of its long-term investment capital in commercial real estate-related assets, including subordinate commercial real estate loans. Management believes such investments can provide earnings support during periods of rising short-term interest rates. As of December 31, 2007, the Company had committed $22 million, or approximately 3% of its long-term investment capital to investments totaling $43 million, which are all scheduled to payoff during 2008. This reflects management’s cautious approach to investing in this sector. In the near term management intends to focus its efforts on growing the Company’s holdings of ARM Agency securities while continuing to monitor developments in the commercial real estate markets that are currently experiencing widening credit spreads and significant liquidity constraints.
     The size and composition of Capstead’s investment portfolios depend on investment strategies being implemented by management, the availability of investment capital and overall market conditions, including the availability of attractively priced investments and suitable financing to appropriately leverage the Company’s investment capital. Market conditions are influenced by, among other things, current levels of, and expectations for future levels of, short-term interest rates, mortgage prepayments and market liquidity.
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
Residential Mortgage Investments
     Managing a large portfolio of residential mortgage investments consisting primarily of ARM Agency Securities is the core focus of Capstead’s investment strategy. As of December 31, 2007, the portfolio totaled $7.07 billion, up substantially from $5.25 billion a year earlier, and consisted of over 99% ARM Agency Securities. Agency Securities carry an implied AAA-rating with limited credit risk. By focusing on investing in relatively short-duration and highly liquid ARM Agency Securities, declines in fair value caused by increases in interest rates are typically relatively modest compared to investments in longer-duration, fixed-rate assets. These declines can be recovered in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment. Additionally, mortgage coupon resets tend to allow for the recovery of financing spreads diminished during periods of rising interest rates. From a credit risk and market liquidity perspective, the real or implied United States government guarantee associated with Agency Securities helps ensure that fluctuations in value due to perceived credit risk will be relatively modest and financing will remain available via repurchase arrangements.
     Residential mortgage investments held by Capstead that are not agency-guaranteed were limited to less than $24 million as of December 31, 2007 and are the remnants of a mortgage loan conduit operation operated by the Company in the early 1990’s. The Company holds the related credit risk associated with $19 million of these loans, and the rest of these investments are held as collateral for structured financings whereby the related credit risk is borne by the securitizations’ bondholders. Delinquencies are of little consequence for these investments given the underlying collateral values associated with these extremely well

Capstead Mortgage Corporation
seasoned mortgages. Given the modest size of this legacy portfolio, further discussion and analysis of the residential mortgage investment portfolio may ignore any distinction between these loans and securities and Agency Securities.
     During the sharp contraction in market liquidity that began in August 2007, the Company experienced greater than anticipated margin calls due to declines in market value of pledged assets that were exacerbated by perceptions on the part of some lenders that values had declined even further. While the Company met all margin calls during this period, management was concerned with the possibility that lenders would require higher margin requirements on future 30-day borrowings. In response, the Company proactively reduced its portfolio leverage from 11.5 to 1 at June 30, 2007 to approximately 10 to 1 by selling a portion of its portfolio at a relatively modest loss in order to improve its liquidity position. These sales included $832 million of the Company’s lower-yielding, faster prepaying ARM Agency Securities and $18 million of its non-agency-guaranteed residential mortgage investments. In connection with these sales, the Company also terminated related longer-dated repurchase agreements. Total restructuring charges incurred were less than $8 million.
     Although the imposition of higher margin requirements on borrowings have not materialized and conditions in the credit markets have since improved, management anticipates continuing to operate with less leverage in the year to come and has taken other steps to lessen the Company’s exposure to another period of severe market illiquidity including increasing the number of lending counterparties the Company routinely does business with and significantly bolstering the Company’s investment capital through common equity offerings.
     ARM securities are backed by residential mortgage loans that have coupon interest rates that adjust at least annually to a margin over a current short-term interest rate index or begin doing so after an initial fixed-rate period subject to periodic and lifetime limits, referred to as caps. See “NOTE 4” to the accompanying consolidated financial statements for additional information regarding interest rate resets on the Company’s investments. The Company classifies its ARM securities based on each security’s average number of months until coupon reset (“months-to-roll”). Current-reset ARM securities have a months-to-roll of 18 months or less while longer-to-reset ARM securities have a months-to-roll of greater than 18 months. As of December 31, 2007, the Company’s ARM securities featured the following average current and fully-indexed weighted average coupon rates, net of servicing and other fees (“WAC”), net margins, periodic and lifetime caps, and months-to-roll (dollars in thousands):

			Fully	Average	Average	Average	Months
		Net	Indexed	Net	Periodic	Lifetime	To
ARM Type	Basis*	WAC	WAC	Margins	Caps	Caps	Roll

Current-reset ARMs:
Agency Securities:
Fannie Mae/Freddie Mac	$3,035,857	6.49%	5.50%	1.82%	4.55%	10.35%	3.4
Ginnie Mae	517,556	5.87	4.91	1.53	1.00	9.91	5.7
Residential mortgage loans	11,193	7.18	6.62	2.05	1.55	11.23	5.0

	3,564,606	6.40	5.41	1.78	4.02	10.29	3.7

Longer-to-reset ARMs:
Agency Securities:
Fannie Mae/Freddie Mac	3,435,933	6.25	5.99	1.69	2.81	11.71	47.5

	$7,000,539	6.33	5.69	1.74	3.43	10.99	25.2

*	Basis represents the Company’s investment before unrealized gains and losses. As of December 31, 2007, the ratio of basis to related unpaid principal balance for the Company’s ARM securities was 101.33. This table excludes $7 million in fixed-rate residential mortgage loans, $13 million in fixed-rate Agency Securities and $5 million in non-agency securities held as collateral for structured financings.

Capstead Mortgage Corporation
     By the end of 2007, the Capstead had largely deployed the $206 million in common equity capital raised during the fourth quarter of 2007 into a roughly 25%/75% mix of current-reset and longer-to-reset ARM Agency Securities at attractive yields by taking advantage of weak pricing for ARM Agency Securities during a period of heightened uncertainty over market liquidity. The Company ended the year with an overall portfolio composition split roughly 50/50 between the two asset categories financed at a leverage ratio of approximately 9.8 to 1.
     Capstead typically finances its current-reset ARM securities using 30-day borrowings that reset monthly at a margin over the federal funds rate. Prior to the credit market turmoil in August, the Company used longer-dated repurchase arrangements to effectively lock in financing spreads on investments in longer-to-reset ARM securities for a significant portion of the fixed-rate terms of these investments. As of December 31, 2007, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.50 billion with remaining terms of from nine to 20 months and an average maturity of 15 months. Borrowings under repurchase arrangements supporting the residential mortgage investments portfolio totaled $6.47 billion at December 31, 2007.
     In late November 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to effectively lock in fixed rates on a portion of its 30-day borrowings because longer-term committed borrowings were no longer available at attractive terms. As of December 31, 2007 these swap agreements had notional amounts totaling $900 million and were designated as cash flow hedges for accounting purposes of a like amount of the Company’s 30-day borrowings. The Company intends to continue to manage interest rate risk associated with holdings of longer-to-reset ARM securities by utilizing suitable derivative financial instruments (“Derivatives”) such as interest rate swap agreements.
     Annualized portfolio runoff rates declined to 28% during 2007 compared to 30% during 2006. Mortgage prepayments declined considerably during the fourth quarter of 2007 to an annualized runoff rate of 24% compared to 30% during the third quarter of 2007. This decline can be attributed to seasonal factors, larger holdings of longer-to-reset ARM securities and a generally less favorable mortgage lending environment, reflecting national trends toward declining home values and tighter mortgage loan underwriting standards. These factors are expected to continue to plague homeowners seeking to sell their homes or refinance their mortgages in the coming year which may allow the Company to experience more favorable runoff trends than would otherwise occur in a declining interest rate environment. Since Capstead typically purchases investments at a premium to the asset’s unpaid principal balance, high levels of mortgage prepayments can put downward pressure on ARM security yields because the level of mortgage prepayments impacts how quickly these investment premiums are written off against earnings as portfolio yield adjustments.
Commercial Real Estate-related Assets
     Since the spring of 2000 when Capstead adopted its core strategy of managing a leveraged portfolio of primarily ARM Agency Securities, the Company has had the goal of augmenting this core portfolio with investments in credit-sensitive commercial real estate-related assets that can earn attractive risk-adjusted returns. Management believes such investments can provide an additional earnings stream to help support overall earnings during periods of rising short-term interest rates. Over the years these alternative investments have included a portfolio of net-leased senior living centers as well as commercial mortgage securities and subordinated loans supported by interests in

Capstead Mortgage Corporation
commercial real estate. In all instances the overall level of capital committed to these investments was relatively modest, primarily because the related risk-adjusted returns on additional investments were not compelling.
     While in the near term management is focusing its efforts on growing Capstead’s core portfolio of ARM Agency Securities, over the coming year management intends to continue to monitor developments in the commercial real estate markets that are currently experiencing widening credit spreads and significant liquidity constraints.
     As of December 31, 2007, Capstead’s investments in commercial real estate-related assets consisted of several subordinated loans totaling $5 million to a Dallas, Texas-based developer scheduled to be repaid during 2008 through townhome and land sales and $38 million in subordinated loans on a luxury hotel property in the Caribbean that is also scheduled to be repaid in 2008. The latter investment is financed using a committed master repurchase agreement. Amounts borrowed under this facility ($21 million at year-end) are repayable in three equal installments on February 1, May 1 and August 1, 2008. This investment and related financing were the primary assets and liabilities held in the Company’s 75%-owned commercial real estate loan joint venture with Crescent Real Estate Equities Company, a real estate operator that was acquired by an affiliate of Morgan Stanley (NYSE: MS) in August 2007. In November, Capstead acquired Crescent’s 25% interest for $4 million and began consolidating the joint venture, which was previously reported as an unconsolidated affiliate.
Recent Common Equity Offerings
     In October 2007, Capstead completed a public offering for 11.5 million common shares at a price of $9.75 per share, and in November 2007, the Company completed a second public offering for 9.2 million common shares at a price of $10.73 per share. Together, these offerings raised $199 million in net proceeds after underwriting discounts and offering expenses. Also during 2007 the Company raised $8 million of new common equity capital through the issuance of 685,900 common shares into the open market on a limited basis, at an average price of $12.13 per share, after expenses. The proceeds from these offerings were invested in additional ARM Agency Securities.
     Subsequent to year-end, Capstead completed a third public offering for an additional 8.6 million common shares at a price of $15.50 per share, raising $127 million in net proceeds after underwriting discounts and offering expenses. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares.
Book Value per Common Share
     As of December 31, 2007, Capstead’s book value per common share (total stockholders’ equity less liquidation preferences of the Company’s Series A and B preferred shares divided by shares outstanding) was $9.25, an improvement of $1.12 from December 31, 2006, largely attributable to accretion from the common equity offerings that closed prior to year-end and improvements in the value of the residential mortgage securities portfolio, nearly all of which is reflected at fair value on the Company’s balance sheet. The year-end book value excludes accretion from the February 2008 common equity offering and further improvements in portfolio values since year-end. Unlike the Company’s interest rate swap positions, which are reflected on the balance sheet at fair value and therefore included in the calculation of book value per common share, unrealized gains or losses on the Company’s

Capstead Mortgage Corporation
longer-term committed borrowings supporting longer-to-reset ARM securities are not reflected in book value. As of December 31, 2007, these longer-term borrowings consisted of a series of relatively high rate borrowings with remaining terms of from nine to 20 months and unrealized losses totaling $18.0 million. As these borrowings approach maturity, related unrealized losses will decline and ultimately be eliminated.
Utilization of Long-term Investment Capital and Potential Liquidity
     Capstead finances a majority of its holdings of residential mortgage securities with well-established investment banking firms using repurchase arrangements with the balance, or margin, supported by the Company’s long-term investment capital. Long-term investment capital includes preferred and common equity capital as well as unsecured borrowings, net of Capstead’s investment in related statutory trusts accounted for as unconsolidated affiliates. Assuming potential liquidity is available, borrowings can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. Consequently, the actual level of cash and cash equivalents carried on Capstead’s balance sheet is significantly less important than the potential liquidity inherent in the Company’s investment portfolios. Potential liquidity is affected by, among other things, real (or perceived) changes in market value of assets pledged; principal prepayments; collateral requirements of our lenders; and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of portfolio leverage will be dependent upon many factors, including the size and composition of the Company’s investment portfolios (see “Liquidity and Capital Resources”). Capstead’s utilization of long-term investment capital and its estimated potential liquidity were as follows as of December 31, 2007 in comparison with December 31, 2006 (in thousands):

		Related	Capital	Potential
	Investments(a)	Borrowings	Employed(a)	Liquidity(a)

Residential mortgage securities	$7,065,723	$6,479,388	$586,335	$381,320
Commercial real estate-related assets	42,996	20,974	22,022	(6,991)

	$7,108,719	$6,500,362	608,357	374,329

Other assets, net of other liabilities			62,324	6,653
Fourth quarter common dividend			(9,786)	(9,786	)(b)

			$660,895	$371,196

Balances as of December 31, 2006	$5,269,355	$4,876,134	$439,940	$226,330

(a)	Investments are stated at carrying amounts on the Company’s balance sheet. Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering management’s estimate of the fair value of related collateral as of the indicated dates adjusted for other sources (uses) of liquidity such as near-term scheduled payments on related borrowings not expected to be immediately replaced, unrestricted cash and cash equivalents, and dividends payable.

(b)	The fourth quarter 2007 common dividend was declared December 13, 2007 and paid January 18, 2008 to stockholders of record as of December 31, 2007.
     In order to prudently and efficiently manage its liquidity and capital resources, Capstead attempts to maintain sufficient liquidity reserves to fund margin calls (requirements to pledge additional collateral or pay down borrowings) required by monthly principal payments (that are not remitted to the Company for 20 to 45 days after any given month-end) and anticipated declines in the market value of pledged assets under stressed market conditions.
     During the largely unprecedented contraction in market liquidity that began in August 2007, the Company experienced greater than anticipated margin calls due to declines in the market value of pledged assets that were exacerbated by perceptions on the part of some lenders that values had declined even further. While the Company met all margin calls

Capstead Mortgage Corporation
during this period, management was also concerned with the possibility that lenders would require higher margin requirements on future 30-day borrowings. The Company responded to this rapidly unfolding situation by proactively reducing its portfolio leverage from 11.5 to 1 at June 30, 2007 to 10.3 to 1 by September 30, 2007 in order to improve its liquidity position. Although the imposition of higher margin requirements on borrowings have not materialized and conditions in the credit markets have since improved, management anticipates that it will continue to maintain the Company’s portfolio leverage at approximately 10 to 1 in the coming year to lessen Capstead’s exposure to another period of severe market illiquidity.
Off-balance Sheet Arrangements and Contractual Obligations
     As of December 31, 2007, Capstead did not have any off-balance sheet arrangements. The Company’s contractual obligations as of December 31, 2007, including an interest component based on contractual rates in effect on that date, were as follows (in thousands):

	Payments Due by Period
		12 Months	13 — 36	37 — 60	>Than
	Total	or Less	Months	Months	60 Months

Repurchase arrangements and similar borrowings	$6,637,275	$5,475,147	$1,160,925	$795	$408
Unsecured borrowings	235,604	8,382	16,765	16,765	193,692
Corporate office lease	578	289	289	—	—

	$6,873,457	$5,483,818	$1,177,979	$17,560	$194,100

     Obligations related to unsecured borrowings are presented excluding amounts to be returned to Capstead through its ownership of the related trusts’ common securities. This presentation excludes acquisitions of investments committed to subsequent to year-end and any other contractual obligations entered into after year-end.
Accounting for Seller-financed Acquisitions of Mortgage Securities
     Capstead generally pledges its residential mortgage investments as collateral under repurchase arrangements and a portion of the Company’s acquisitions may initially be financed with sellers. In February 2008 the Financial Accounting Standards Board issued Staff Position 140-3 “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP140-3”). Under FSP140-3 certain seller-financed acquisitions entered into after December 31, 2008 may not qualify as sales from the sellers’ perspective and the sellers may be required to continue to consolidate the assets sold. As a result, buyers such as Capstead may be precluded from presenting these seller-financed acquisitions gross on their balance sheets and required to report the assets net of related liabilities at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. FSP140-3 requires consideration as to whether the accounting described above should be followed in situations where acquisitions and subsequent financing by a seller are sufficiently linked. Management does not believe implementing FSP140-3 will have a material effect on Capstead’s results of operations, taxable income or financial condition. Also, it is not expected to affect the Company’s status as a REIT or cause it to fail to qualify for its exemption under Investment Company Act of 1940 which requires that the Company must, among other things, maintain at least 55% of its assets directly in qualifying real estate interests.

Capstead Mortgage Corporation
Tax Considerations of Dividends Paid on Capstead Common and Preferred Shares
     Capstead operates as a REIT for federal income tax purposes. Common and preferred dividends are characterized as ordinary taxable income, taxable capital gain, or non-taxable return of capital based on the relative amounts of taxable income to total distributions. Taxable income is allocated first to preferred share distributions, with any remaining taxable income allocated to common distributions. Distributions in excess of Capstead’s taxable income are characterized as return of capital. Stockholders who do not hold their shares in tax-deferred accounts such as individual retirement accounts should reduce the tax cost basis of their shares by the amount of any return of capital distributions received. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. In some years, capital gain distributions may be made by the Company. Any such capital gain distributions would be reported as long-term capital gains and would generally be taxed at lower rates than distributions of ordinary income. In some years, a component of ordinary income distributions may be reported as qualified dividend income which, subject to certain holding period requirements, would be taxed at capital gain rates. In 2007, 4.87% of ordinary income distributions to common stockholders and 3.89% of ordinary income distributions to preferred stockholders were reported as qualified dividend income. No qualified dividend income distributions were made in 2006 and 2005. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of dividends received. Dividend characterization for income tax purposes for the three years ended December 31, 2007 is as follows:

		Capital	Ordinary	Return of
	Dividends	Gain*	Income*	Capital*

2007:
Common	$0.34	—%	79.85%	20.15%
Preferred A	1.60	—	100.00	—
Preferred B	1.26	—	100.00	—
2006:
Common	0.08	—	—	100.00
Preferred A	1.60	—	16.00	84.00
Preferred B	1.26	—	16.19	83.81
2005:
Common	0.32	—	100.00	—
Preferred A	1.60	—	100.00	—
Preferred B	1.26	—	100.00	—

*	The indicated characterization percentage is applicable to each dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2005 is available in the investor relations section of our website at www.capstead.com.

Capstead Mortgage Corporation
RESULTS OF OPERATIONS
     Comparative income statement data (dollars in thousands, except per share data) and key portfolio statistics (dollars in millions) were as follows:

	Year Ended December 31
	2007	2006	2005

Income statement data:
Mortgage securities and similar investments:
Residential mortgage investments	$42,755	$14,298	$23,850
Commercial real estate investments	1,042	182	546

	43,797	14,480	24,396

Other revenue (expense):
Loss on portfolio restructuring	(7,683)	—	—
Other revenue	2,234	591	1,082
Interest on unsecured borrowings	(8,747)	(7,142)	(972)
Other operating expense	(6,671)	(6,454)	(7,301)
Equity in earnings (losses) of unconsolidated affiliates	1,783	2,368	(10)

Income from continuing operations	24,713	3,843	17,195

Income from discontinued operation, net of taxes	—	—	39,997

Net income	$24,713	$3,843	$57,192

Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$4,457	$(16,413)	$36,936

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

Key portfolio statistics:
Average yields:
Residential mortgage investments	5.62%	4.94%	3.67%
Commercial real estate investments	13.88	18.00	4.27
Total average yields	5.64	4.94	3.68

Average rate of related borrowings	5.12	4.92	3.17

Average financing spread	0.52	0.02	0.51

Average portfolio balances:
Residential mortgage investments	$5,501	$4,916	$3,490
Commercial real estate investments	9	1	48

	5,510	4,917	3,538
Related average borrowings	5,140	4,579	3,290

Average capital deployed	$370	$338	$248

Average portfolio runoff rate	28%	30%	33%

Capstead Mortgage Corporation
2007 Compared to 2006
     Net margins on Capstead’s mortgage securities and similar investments for the year ended December 31, 2007 improved over levels achieved during the prior year primarily reflecting higher financing spreads and larger average holdings of residential mortgage securities. A 50 basis point increase in average financing spreads during 2007 over the prior year contributed most of the improvement in net margins, with portfolio yields averaging 70 basis points higher during 2007 while related average borrowing rates increased 20 basis points.
     As a result of a prolonged Federal Reserve rate tightening effort that increased the federal funds rate 425 basis points over a two-year period to 5.25% by June 2006, financing spreads fell to a negative 16 basis points by the third quarter of 2006 before beginning to recover and averaged only 2 basis points during 2006. Financing spreads continued improving over the course of 2007 with portfolio yields peaking at an average of 5.80% during the fourth quarter. Borrowing rates averaged 5.21% through the second quarter of 2007, before increasing to an average of 5.25% during the third quarter in reaction to the sharply contracting liquidity in the credit markets that began in August 2007. Borrowing rates declined considerably during the fourth quarter of 2007 to an average of 4.87% as liquidity concerns lessened and the Federal Reserve reduced its target for the federal funds rate by 100 basis points between mid-September and year-end. This illustrates how the Company is impacted immediately when short-term interest rates rise (and fall) while yields on ARM securities held by the Company change slowly in comparison because coupon interest rates on the underlying mortgage loans may only reset once a year or begin resetting after an initial fixed-rate period of up to five years, and the amount of each reset can be limited or capped.
     In response to this fall’s credit market turmoil, Capstead proactively reduced its portfolio leverage to approximately 10 to 1 by selling $832 million of ARM Agency Securities and $18 million of its modest portfolio of non-agency-guaranteed residential mortgage investments by year-end, incurring a loss on sale of $5,348,000 and a loss of $2,335,000 from terminating related longer-dated repurchase arrangements. Even with this portfolio restructuring, average outstanding balances of residential mortgage investments during the year ended December 31, 2007 were higher by $586 million over the prior year primarily as a result of the Company fully deploying $206 million in common equity capital raised during the fourth quarter of 2007 into additional holdings of ARM Agency Securities totaling over $2.2 billion.
     Earnings from commercial real estate investments benefited during 2007 from $3 million in subordinated loans made to a Dallas, Texas-based developer during the third quarter of 2006, a follow-on $2 million loan extended to the same developer in July 2007, and the consolidation in November 2007 of a $38 million loan and related borrowings after acquiring full ownership of a commercial real estate loan joint venture previously accounted for as an unconsolidated affiliate (see below).
     The increase in other revenue reflects higher overnight investment earnings, the release of over $1 million in funds held in trust related to the Company’s holdings of residential mortgage loans that were previously designated as collateral for structured financings, a $119,000 gain on interest rate swap agreements held prior to designation as cash flow hedges, and certain other items of a nonrecurring nature.
     The increase in interest on unsecured borrowings reflects interest charges associated with an additional $26 million in 10-year fixed, 20-year floating rate junior subordinated notes issued in September 2006 to a statutory trust formed by the Company. Since September 2005 the Company has issued $103 million in subordinated notes to statutory trusts. Concurrently,

Capstead Mortgage Corporation
these trusts issued $3 million of trust common securities to the Company and $100 million in trust preferred securities to unrelated third parties. Capstead’s investments in the trust common securities are accounted for as unconsolidated affiliates in accordance with the applicable provisions of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46”) and the subordinated notes are reflected as unsecured borrowings. These borrowings have 30-year terms, are callable by the Company in five to ten years from issuance, and pay interest quarterly at fixed rates of 8.19% to 8.685% for ten years from issuance and subsequently at prevailing three-month LIBOR rates plus 330 to 350 basis points for 20 years. The Company considers the $100 million in trust preferred securities issued to unrelated third parties a component of its long-term investment capital.
     Equity in earnings of unconsolidated affiliates includes equity in earnings of Capstead’s 75%-owned commercial real estate loan joint venture totaling $1,524,000 during 2007 compared to $2,156,000 during 2006. The decline reflects the payoff in June 2007 of one of the venture’s two remaining investments and the November 2007 acquisition by Capstead of the remaining 25% of this venture. With this acquisition, the venture was consolidated with its remaining $38 million investment and related borrowing reflected with commercial mortgage investments and related borrowings. The Company’s equity in earnings of its statutory trusts totaled $259,000 during 2007, compared to $212,000 during 2006 (consisting solely of the trust common securities’ pro rata share in interest on the Company’s junior subordinated notes discussed above).
2006 Compared to 2005
     Net margins and related financing spreads on Capstead’s mortgage securities and similar investments for the year ended December 31, 2006 were down considerably from levels achieved during 2005 reflecting the negative effects of the prolonged Federal Reserve rate tightening effort that concluded in June 2006. Short-term interest rates began increasing in June 2004 in response to increases in the federal funds rate, which increased 425 basis points to 5.25% by June 2006. These higher rates led to significantly higher borrowing rates and lower financing spreads for the Company despite increasing portfolio yields and portfolio balances.
     Despite an increase of $1.43 billion in the average outstanding balances of residential mortgage investments during 2006 over the prior year, lower financing spreads led to further declines in related operating results. During the third quarter of 2006 the Company funded several relatively small subordinated commercial real estate loans to a local developer (the Company’s last commercial mortgage securities position paid off in December 2005).
     Interest on unsecured borrowings reflects the issuance of $77 million of junior subordinated notes issued in September and December 2005 and another $26 million issued in September 2006 to statutory trusts formed by the Company. The statutory trusts issued $3 million of trust common securities to the Company and $100 million in trust preferred securities to unrelated third parties. Capstead’s investments in the trust common securities are accounted for as unconsolidated affiliates in accordance with the applicable provisions of FIN46.
     Other revenue was lower in 2006 because 2005 benefited from a greater amount of recoveries on previously written off loans and a $156,000 gain on the redemption of a structured financing. Other operating expense declined primarily because no incentive compensation was awarded to employees in 2006 under the Company’s incentive compensation program.

Capstead Mortgage Corporation
     Equity in earnings (losses) of unconsolidated affiliates includes equity in earnings of the Company’s 75%-owned commercial real estate loan joint venture totaling $2,156,000 during 2006 compared to a loss of $40,000 during its initial startup period in 2005. The Company’s equity in earnings of its statutory trusts totaled $212,000 during 2006 (consisting solely of the trust common securities’ pro rata share in interest on the Company’s junior subordinated notes discussed above) compared to $30,000 the prior year.
Interest Rate Sensitivity on Operating Results
     Capstead performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All investments, borrowings and any Derivatives held are included in this analysis. The sensitivity of components of other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. The model incorporates management’s assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for the purpose of amortizing investment premiums. These assumptions are developed through a combination of historical analysis and expectations for future pricing behavior under normal market conditions unaffected by changes in market liquidity.
     Capstead had the following estimated earnings sensitivity profile as of December 31, 2007 and December 31, 2006, respectively (dollars in thousands):

	Federal	10-year U.S.
	Funds	Treasury
	Rate	Rate		Immediate Change In:*

			Down	Down		Up	Up
30-day to one-year rates			1.00%	1.00%	Flat	1.00%	1.00%

			Down		Down		Up
10-year U.S. Treasury rate			1.00%	Flat	1.00%	Flat	1.00%

Projected 12-month earnings change:
December 31, 2007	4.25%	4.60%	$10,800	$15,600	$(9,800)	$(17,300)	$(12,400)
December 31, 2006	5.25	4.70	11,900	14,300	(5,500)	(24,700)	(21,700)

*	Sensitivity of earnings to changes in interest rates is determined relative to the actual rates at the applicable date. Note that the projected 12-month earnings change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.
     Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net margins on investments resulting solely from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, adequate levels of market liquidity, changes in market conditions, portfolio leverage levels, and management’s investment capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

Capstead Mortgage Corporation
LIQUIDITY AND CAPITAL RESOURCES
     Capstead’s primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on its investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than the Company’s potential liquidity available under its borrowing arrangements. The table included under “Financial Condition — Utilization of Long-term Investment Capital and Potential Liquidity” and accompanying discussion illustrates management’s estimate of additional funds potentially available to the Company as of December 31, 2007. The Company currently believes that it has sufficient liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for Capstead’s continued qualification as a REIT. It is the Company’s policy to remain strongly capitalized and conservatively leveraged.
     Borrowings under repurchase arrangements secured by residential mortgage investments totaled $6.47 billion with 14 lending counterparties at December 31, 2007. Capstead had uncommitted repurchase facilities with over 20 investment banking firms to finance its investments in residential mortgage securities, subject to certain conditions as of December 31, 2007. Borrowings supporting current-reset ARM securities routinely have maturities of 30 days or less, and prior to the contraction in credit market liquidity that began in August 2007, the Company financed a significant portion of its investments in longer-to-reset ARM securities with longer-term arrangements. As of December 31, 2007, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.50 billion with remaining terms of from nine to 20 months and an average maturity of 15 months. Interest rates on borrowings under repurchase arrangements are generally based on a margin over the federal funds rate (or a corresponding benchmark rate for longer-term arrangements) and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries.
     Late in 2007 Capstead began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to effectively lock in fixed rates on a portion of its 30-day borrowings because longer-term committed borrowings were no longer available at attractive terms. As of December 31, 2007 these swap agreements had notional amounts totaling $900 million and were designated as cash flow hedges for accounting purposes of a like amount of the Company’s 30-day borrowings. The Company intends to continue to manage interest rate risk associated with holdings of longer-to-reset ARM securities by utilizing suitable Derivatives such as interest rate swap agreements.
     As of December 31, 2007, Capstead’s commercial lending subsidiary had outstanding $21 million under a committed master repurchase agreement with a major investment bank which is repayable in three equal installments on February 1, May 1 and August 1, 2008. The related collateral for this borrowing is scheduled to mature early in the fourth quarter.
     During 2006 and 2005 the Company increased its long-term investment capital through the issuance of long-term unsecured borrowings for net proceeds aggregating $97 million. Additional borrowings using these trust preferred structures are currently not available at

Capstead Mortgage Corporation
attractive rates because of the recent credit market turmoil. Should conditions improve in future periods, the Company may further augment its long-term investment capital with similar borrowings.
     In October 2007, Capstead completed a public offering for 11.5 million common shares at a price of $9.75 per share and in November 2007, the Company completed a second public offering for 9.2 million common shares at a price of $10.73 per share. Together these offerings raised $199 million in net proceeds after underwriting discounts and offering expenses. The proceeds from these offerings were invested in additional ARM Agency Securities.
     In addition, Capstead raised over $8 million of new common equity capital, primarily in December of 2007 through limited open market sales under the Company’s continuous offering program. Under this program the Company issued 685,900 common shares at an average price of $12.13, after expenses. The proceeds from these sales were invested in additional ARM Agency Securities. Such sales may resume during 2008, subject to public offering lockout periods and Company news release blackout dates.
     Subsequent to year-end, Capstead completed a third public offering for an additional 8.6 million common shares at a price of $15.50 per share, raising $127 million in net proceeds after underwriting discounts and offering expenses. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares. The Company may pursue additional public offerings during 2008.
RISK FACTORS
     An investment in debt or equity securities issued by Capstead involves various risks. An investor should carefully consider the following risk factors in conjunction with the other information contained in this document before purchasing the Company’s debt or equity securities. The risks discussed herein can adversely affect the Company’s business, liquidity, operating results, prospects and financial condition, causing the market price of the Company’s debt or equity securities to decline, which could cause an investor to lose all or part of his/her investment. The risk factors described below are not the only risks that may affect the Company. Additional risks and uncertainties not presently known to the Company also may adversely affect its business, liquidity, operating results, prospects and financial condition.
Risks Related to Capstead’s Business
     Loss of the implied AAA rating of Agency Securities could negatively affect Capstead’s financial condition and earnings. Agency Securities have an implied AAA rating because payments of principal and interest on these securities are guaranteed by government-sponsored entities (“GSEs”), either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae. Only the guarantees by Ginnie Mae are backed by the full faith and credit of the United States. The recent turmoil in the residential housing and mortgage markets has affected the financial results of the GSEs, both of which have reported substantial losses in recent quarters. If the GSEs continue to suffer significant losses, their ability to honor guarantees may be adversely affected absent raising additional capital. Further, any actual or perceived financial challenges at either of the GSEs could cause the rating agencies to downgrade their securities. Failure to honor guarantees by the GSEs or any rating agency downgrade of securities issued by these firms could cause a significant decline in the market value of the Company’s holdings of Agency Securities.

Capstead Mortgage Corporation
     Similarly, the actual or perceived credit quality of Agency Securities could be negatively affected by market uncertainty over any legislative or regulatory initiatives that impact the relationship between the GSEs and the federal government or otherwise reduce the amount of mortgage securities the GSEs own or guarantee.
     Periods of illiquidity in the mortgage markets may reduce amounts available to be borrowed under Capstead’s repurchase arrangements, which could negatively impact the Company’s financial condition and earnings. Capstead generally finances its mortgage securities and similar investments by pledging them as collateral under uncommitted repurchase arrangements, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amount borrowed under a repurchase arrangement is limited to a percentage of the estimated market value of the pledged collateral and is specified at the inception of the transaction. The portion of the pledged collateral held by the lender that is not advanced under the repurchase arrangement is referred to as margin collateral and the resulting margin percentage is required to be maintained throughout the term of the borrowing. If the market value of the pledged collateral as determined by the Company’s lenders declines, the Company may be subject to margin calls wherein the lender requires the Company to pledge additional collateral to reestablish the agreed-upon margin percentage. Because market illiquidity tends to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company’s lenders can liquidate the Company’s collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine that it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     Periods of rising interest rates may reduce amounts available to be borrowed under Capstead’s repurchase arrangements, which could negatively impact the Company’s financial condition and earnings. Because rising interest rates tend to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company’s lenders can liquidate the Company’s collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     If Capstead is unable to negotiate favorable terms and conditions on future repurchase arrangements with one or more of the Company’s counterparties, the Company’s financial condition and earnings could be negatively impacted. The terms and conditions of each repurchase arrangement are negotiated on a transaction-by-transaction basis, and these borrowings generally are renewed, or “rolled,” at maturity. Key terms and conditions of each transaction include interest rates, maturity dates, asset pricing procedures and margin requirements. The Company cannot assure investors that it will be able to continue to negotiate favorable terms and conditions on its future repurchase arrangements. Also, during periods of market illiquidity or due to perceived credit quality deterioration of the collateral pledged, a lender may require that less favorable asset pricing procedures be employed or the margin requirement be increased. Under these conditions, the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     Most of Capstead’s borrowings under repurchase arrangements routinely have maturities of 30 days or less. Interest rates on these borrowings are generally based on a margin over the federal funds rate. The Company’s ability to achieve its investment objectives depends

Capstead Mortgage Corporation
on its ability to renew or replace maturing borrowings on a continuous basis. If the Company is not able to renew or replace maturing borrowings, it would be forced to sell some of its assets under possibly adverse market conditions, which may adversely affect its profitability.
     This risk is increased if Capstead relies significantly on any single counterparty for a significant portion of its repurchase arrangements. As of December 31, 2007, the Company’s largest single counterparty (Cantor Fitzgerald & Company) accounted for $1.42 billion in repurchase arrangements that had an average maturity of 16 months.
     Capstead’s use of repurchase arrangements to borrow money may give the Company’s lenders greater rights in the event of bankruptcy. Borrowings made under repurchase arrangements may qualify for special treatment under the U.S. Bankruptcy Code. This may make it difficult for the Company to recover its pledged assets if a lender files for bankruptcy. In addition, if the Company ever files for bankruptcy, lenders under the Company’s repurchase arrangements may be able to avoid the automatic stay provisions of the U.S. Bankruptcy Code and take possession of, and liquidate, the Company’s collateral under these arrangements without delay.
     Capstead may sell assets for various reasons, including a change in the Company’s investment focus, which could increase earnings volatility. Capstead may periodically sell assets to enhance its liquidity during periods of market illiquidity or rising interest rates. Additionally the Company may change its investment focus requiring it to sell some portion of its existing investments. Transactional gains or losses resulting from any such asset sales, or from terminating any related longer-dated repurchase arrangements, will likely increase the Company’s earnings volatility.
     Changes in interest rates, whether increases or decreases, may adversely affect Capstead’s earnings. Capstead’s earnings currently depend primarily on the difference between the interest received on its mortgage securities and similar investments and the interest paid on its related borrowings. The Company typically finances all of its current-reset ARM securities and a portion of its longer-to-reset ARM securities at 30-day interest rates that are based on a margin over the federal funds rate. Because only a portion of the ARM loans underlying the Company securities reset each month and the term of these ARM loans generally limit the amount of any increases during any single interest rate adjustment period and over the life of a loan, in a rising short-term interest rate environment, interest rates on related borrowings can rise to levels that may exceed yields on these securities, contributing to lower or even negative financing spreads and adversely affecting earnings. At other times, during periods of relatively low short-term interest rates, declines in the indices used to reset ARM loans may negatively affect yields on the Company’s ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company’s borrowing rates, its earnings would be adversely affected.
     The average life of Capstead’s longer-to-reset ARM securities could outstrip related fixed-rate borrowings. Longer-to-reset ARM securities held by Capstead consist almost exclusively of a combination of well-seasoned and relatively newly issued hybrid ARMs with initial coupon interest rates that are fixed for five years. As of December 31, 2007 the weighted average months-to-roll for this portion of our portfolio was 47.5 months with a significantly shorter average expected life based on mortgage prepayment expectations. Prior to changes in market conditions during the fall of 2007, Capstead made use of longer-dated repurchase arrangements to effectively lock in financing spreads on a portion of its investments in longer-to-reset ARM Agency Securities for a significant portion of the fixed-rate terms of these investments. Late in 2007 the Company began using two-year term interest rate swap agreements for this purpose. In a rising interest rate environment, the

Capstead Mortgage Corporation
weighted average life of the Company’s longer-to-reset ARM securities could extend beyond the terms of related longer-dated borrowings and swap positions more than originally anticipated. This could have a negative impact on financing spreads and earnings as related borrowing costs would no longer be fixed during the remaining fixed-rate term of these investments and may also cause a decline in fair value of these assets without a corresponding increase in value from related longer-dated borrowings or swap positions.
     An increase in prepayments may adversely affect Capstead’s earnings. When short- and long-term interest rates are at nearly the same levels (i.e., a “flat yield curve” environment), or when long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities and similar investments generally increases. Prolonged periods of high mortgage prepayments can significantly reduce the expected life of these investments; therefore, the actual yields the Company realizes can be lower due to faster amortization of investment premiums.
     The lack of availability of suitable investments at attractive pricing may adversely affect Capstead’s earnings. Pricing of investments is determined by a number of factors including interest rate levels and expectations, market liquidity conditions, and competition among investors for these investments, many of whom have greater financial resources and lower return requirements than Capstead. To the extent the proceeds from prepayments on Capstead’s mortgage securities and similar investments are not reinvested or cannot be reinvested at a rate of return at least equal to the rate previously earned on those investments, the Company’s earnings may be adversely affected. Capstead cannot assure investors that the Company will be able to acquire suitable investments at attractive pricing and in a timely manner to replace portfolio runoff as it occurs or that the Company will maintain the current composition of its investments, consisting primarily of ARM Agency Securities.
     Capstead may invest in Derivatives such as interest rate swap agreements to mitigate or hedge the Company’s interest rate risk on its longer-to-reset ARM securities, which may negatively affect the Company’s liquidity, financial condition or earnings. The Company may invest in such instruments from time to time with the goal of achieving more stable financing spreads on the longer-to-reset ARM securities component of its mortgage securities and similar investment portfolio. However, these activities may not have the desired beneficial impact on the Company’s liquidity, financial condition or earnings. For instance, the pricing of longer-to-reset ARM securities and the pricing of the related Derivatives may deteriorate at the same time leading to margin calls on both the longer-to-reset ARM securities and the Derivatives, negatively impacting the Company’s liquidity and stockholders’ equity. In addition, counterparties could fail to honor their commitments under the terms of the Derivatives or have their credit quality downgraded impairing the value of the Derivatives. Should Capstead be required to sell its Derivatives under such circumstances, the Company may incur losses. No such hedging activity can completely insulate the Company from the risks associated with changes in interest rates and prepayment rates.
     Derivatives held may fail to qualify for hedge accounting introducing potential volatility to Capstead’s earnings. The Company typically qualifies Derivatives held as cash flow hedges for accounting purposes in order to record the effective portion of the change in fair value of Derivatives as a component of stockholders’ equity rather than in earnings. If the hedging relationship for any Derivative held ceases to qualify for hedge accounting treatment for any reason, including failing documentation and ongoing hedge effectiveness requirements, the Company would be required to record in earnings the total change in fair value of any such Derivative. This could introduce a potentially significant amount of volatility to earnings reported by the Company.

Capstead Mortgage Corporation
     Capstead may be unable to invest the net proceeds raised in a debt or equity securities offering on acceptable terms, which could affect the Company’s earnings. Capstead will have broad authority to use the net proceeds from any sale of its debt or equity securities to either invest in additional mortgage securities and similar investments on a leveraged basis or provide additional liquidity to the Company for paying any margin calls that may be made by its repurchase arrangement counterparties. Capstead cannot assure investors that the Company will be able to use any such proceeds to invest in additional mortgage securities and similar investments or that other investments that meet its investment criteria will be available for the Company to purchase at attractive prices.
     Capstead is dependent on its executives and employees and the loss of one or more of its executive officers could harm the Company’s business and its prospects. As a self-managed REIT, Capstead is dependent on the efforts of its key officers and employees, most of whom have significant experience in the mortgage industry. Although most of the Company’s named executive officers and many of its other employees are parties to severance agreements, the Company’s key officers and employees are not subject to employment agreements with non-compete clauses, nor has Capstead acquired key man life insurance policies on any of these individuals. The loss of any of their services could have an adverse effect on the Company’s operations.
     Commercial real estate-related assets may expose investors to greater risks of loss than residential mortgage investments. The repayment of a loan secured by an income-producing property is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. The repayment of loans secured by development properties is typically dependent upon the successful development of the property for its intended use and (a) the subsequent lease-up such that the development becomes a successful income-producing property or (b) the subsequent sale of some or all of the property for adequate consideration. In the event cash flows from operating or developing a commercial property are insufficient to cover all debt service requirements, junior liens generally absorb the shortfall. As a result, declines in current or anticipated cash flows, among other factors, can lead to declines in value of the underlying real estate large enough that the aggregate outstanding balances of senior and junior liens could exceed the value of the real estate. In the event of default, the junior lienholder may need to make payments on the senior loans to preserve its rights to the underlying real estate and prevent foreclosure. Because the senior lienholders generally have priority on proceeds from liquidating the underlying real estate, junior lienholders may not recover all or any of their investment.
     Additionally, Capstead may leverage its commercial real estate-related assets through the use of secured borrowing arrangements, the availability of which may be predicated on the fair value of the underlying collateral. Similar to residential mortgage investments financed with repurchase arrangements, declines in the value of commercial real estate collateral could lead to increased margin calls, or loss of financing altogether, reducing the Company’s liquidity and potentially leading to losses from the sale of such investments under adverse market conditions.
Risks Related to Capstead’s Status as a REIT and Other Tax Matters
     If Capstead does not qualify as a REIT, the Company will be subject to tax as a regular corporation and face substantial tax liability. Capstead has elected to be taxed as a REIT for federal income purposes and intends to continue to so qualify. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code

Capstead Mortgage Corporation
provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize the Company’s REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Company to qualify as a REIT. If Capstead fails to qualify as a REIT in any tax year, then:
•	The Company would be taxed as a regular domestic corporation, which, among other things, means that the Company would be unable to deduct dividends paid to its stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates.

•	Any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders, and Capstead would not be required to make distributions of the Company’s income.

•	Unless Capstead were entitled to relief under applicable statutory provisions, the Company would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which the Company lost its qualification, and, thus, the Company’s cash available for distribution to stockholders would be reduced for each of the years during which the Company did not qualify as a REIT.
     Even if Capstead remains qualified as a REIT, the Company may face other tax liabilities that reduce its earnings. Even if Capstead remains qualified for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and assets. For example:
•	The Company will be required to pay tax on any undistributed REIT taxable income.

•	The Company may be required to pay the “alternative minimum tax” on any items of tax preference.

•	The Company may operate taxable REIT subsidiaries that are required to pay taxes on any taxable income earned.
     Complying with REIT requirements may cause Capstead to forego otherwise attractive opportunities. To qualify as a REIT for federal income tax purposes, Capstead must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts that it distributes to its stockholders, and the ownership of its stock. The Company may be required to make distributions to stockholders at disadvantageous times or when it does not have funds readily available for distribution. As a result, compliance with the REIT requirements may hinder the Company’s ability to operate solely on the basis of maximizing profits.
     Complying with REIT requirements may limit Capstead’s ability to hedge effectively. The REIT provisions of the Internal Revenue Code may limit Capstead’s ability to hedge mortgage securities and related borrowings by requiring it to limit its income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of the Company’s gross income. In addition, the Company must limit its aggregate income from nonqualified hedging transactions, from providing certain services, and from other non-qualifying sources to not more than 5% of its annual gross income. As a result, the Company may have to limit its use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than the Company would otherwise incur. If the Company were to violate the 25% or 5% limitations, it may have to pay a penalty tax equal to the amount of gross income in excess of those limitations, multiplied by a fraction intended to reflect its profitability. If the Company fails to satisfy the REIT gross income tests, unless its failure was due to reasonable cause and not due to willful neglect, the Company could lose its REIT status for federal income tax purposes.

Capstead Mortgage Corporation
     Complying with REIT requirements may force Capstead to liquidate otherwise attractive investments. To qualify as a REIT, Capstead must also ensure that at the end of each calendar quarter at least 75% of the value of its assets consists of cash, cash items, United States government securities and qualified REIT real estate assets. The remainder of the Company’s investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the Company’s assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of its total securities can be represented by securities of one or more taxable REIT subsidiaries. If the Company fails to comply with these requirements at the end of any calendar quarter, it must correct such failure within 30 days after the end of the calendar quarter to avoid losing its REIT status and suffering adverse tax consequences. As a result, the Company may be required to liquidate otherwise attractive investments.
     Complying with REIT requirements may force Capstead to borrow to make distributions to stockholders. As a REIT, Capstead must distribute at least 90% of its annual taxable income (subject to certain adjustments) to its stockholders. To the extent that the Company satisfies the distribution requirement, but distributes less than 100% of its taxable income, the Company will be subject to federal corporate income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its stockholders in a calendar year is less than a minimum amount specified under the federal tax laws. From time to time, the Company may generate taxable income greater than its net income for financial reporting purposes or its taxable income may be greater than the Company’s cash flow available for distribution to stockholders. If the Company does not have other funds available in these situations, it could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase the Company’s costs or reduce its long-term investment capital.
     Capstead may be subject to adverse legislative or regulatory tax changes that could reduce the market price of the Company’s securities. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may change. Any such changes in laws or interpretations thereof may apply retroactively and could adversely affect Capstead or its stockholders. For example, the Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum rate of tax applicable to individuals on dividend income from regular C corporations from 38.6% to 15.0%. This reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs will not qualify for the dividend tax reduction. As such, investors may view stocks of non-REIT dividend paying corporations as more attractive relative to shares of REITs than was the case previously. Capstead cannot predict any impact on the value of its securities from adverse legislative or regulatory tax changes such as the Jobs and Growth Tax Act of 2003.

Capstead Mortgage Corporation
     An investment in Capstead’s securities has various federal, state and local income tax risks that could affect the value of an investor’s investment. The Company strongly urges investors to consult their own tax advisor concerning the effects of federal, state and local income tax law on an investment in the Company’s securities, because of the complex nature of the tax rules applicable to REITs and their stockholders.
Risk Factors Related to Capstead’s Corporate Structure
     There are no assurances of Capstead’s ability to pay dividends in the future. Capstead intends to continue paying quarterly dividends and to make distributions to its stockholders in amounts such that all or substantially all of the Company’s taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable the Company to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. However, the Company’s ability to pay dividends may be adversely affected by the risk factors described in this filing. All distributions will be made at the discretion of the Company’s board of directors and will depend upon its earnings, its financial condition, maintenance of its REIT status and such other factors as the board may deem relevant from time to time. There are no assurances of the Company’s ability to pay dividends in the future. In addition, some of the Company’s distributions may include a return of capital.
     Failure to maintain an exemption from the Investment Company Act of 1940 would adversely affect Capstead’s results of operations. The Investment Company Act of 1940 exempts from regulation as an investment company any entity that is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Capstead believes that it conducts its business in a manner that allows the Company to avoid registration as an investment company under the Investment Company Act of 1940. If the Company were to be regulated as an investment company, its ability to use leverage would be substantially reduced and it would be unable to conduct business as described in this filing.
     The Securities and Exchange Commission, or SEC, staff’s position generally requires Capstead to maintain at least 55% of its assets directly in qualifying real estate interests to be able to be exempted from regulation as an investment company. To constitute a qualifying real estate interest under this 55% requirement, a real estate interest must meet various criteria. In satisfying this 55% requirement, the Company may treat mortgage securities issued with respect to an underlying pool to which it holds all issued certificates as qualifying real estate interests. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. If the SEC or its staff adopts a contrary interpretation of its current treatment, the Company could be required to sell a substantial amount of its securities or other non-qualified assets under potentially adverse market conditions.
     Pursuant to Capstead’s charter, its board of directors has the ability to limit ownership of the Company’s capital stock, to the extent necessary to preserve its REIT qualification. For the purpose of preserving Capstead’s REIT qualification, its charter gives the board the ability to repurchase outstanding shares of the Company’s capital stock from existing stockholders if the directors determine in good faith that the concentration of ownership by such individuals, directly or indirectly, would cause the Company to fail to qualify or be disqualified as a REIT. Constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed

Capstead Mortgage Corporation
to be constructively owned by one individual or entity. As a result, the acquisition of outstanding stock by an individual or entity could cause that individual or entity to own constructively a greater concentration of the Company’s outstanding stock than is acceptable for REIT purposes, thereby giving the board the ability to repurchase any excess shares.
     Because provisions contained in Maryland law and Capstead’s charter may have an anti-takeover effect, investors may be prevented from receiving a “control premium” for their shares. Provisions contained in Capstead’s charter and Maryland general corporation law may have effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for the Company’s common stock or purchases of large blocks of the Company’s common stock, thereby limiting the opportunities for its stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:
•	Repurchase Rights: The repurchase rights granted to Capstead’s board of directors in the Company’s charter limits related investors, including, among other things, any voting group, from owning common stock if the concentration owned would jeopardize the Company’s REIT status.

•	Classification of preferred stock: Capstead’s charter authorizes the board to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of the Company, even if a change in control were in its stockholders’ best interests.
     Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Maryland corporation are not required to act in takeover situations under the same standards as apply in Delaware and other corporate jurisdictions.
     Capstead may change its policies without stockholder approval. Capstead’s board of directors and management determine all of its policies, including its investment, financing and distribution policies and may amend or revise these policies at any time without a vote of the Company’s stockholders. Policy changes could adversely affect the Company’s financial condition, results of operations, the market price of its common stock and/or preferred stock or the Company’s ability to pay dividends or distributions.
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

Capstead Mortgage Corporation
     Management believes the following are critical accounting policies in the preparation of Capstead’s consolidated financial statements that involve the use of estimates requiring considerable judgment:
•	Amortization of Investment Premiums on Financial Assets — Investment premiums on financial assets are recognized in earnings as adjustments to interest income by the interest method over the estimated lives of the related assets. For most of Capstead’s financial assets, estimates and judgments related to future levels of mortgage prepayments are critical to this determination. Mortgage prepayment expectations can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. Management estimates mortgage prepayments based on past experiences with specific investments within the portfolio, and current market expectations for changes in the interest rate environment. Should actual runoff rates differ materially from these estimates, investment premiums would be expensed at a different pace.
•	Fair Value and Impairment Accounting for Financial Assets — Most of Capstead’s investments are financial assets held in the form of mortgage securities that are classified as held available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in Stockholders’ equity as a component of Accumulated other comprehensive income. As such, these unrealized gains and losses enter into the calculation of book value per common share, a key financial metric used by investors in evaluating the Company. Fair values fluctuate with current and projected changes in interest rates, prepayment expectations and other factors such as market liquidity conditions. Considerable judgment is required interpreting market data to develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity (see “NOTE 9” to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets). Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of an individual asset below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in Other revenue (expense) as an impairment charge.
•	Derivatives Accounting — The Company uses Derivatives from time to time for risk management purposes. When held, Derivatives are recorded as assets or liabilities and carried at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as an accounting hedge, as well as the type of hedging relationship identified. To qualify as cash flow hedges for accounting purposes, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in Accumulated other comprehensive income and the ineffective portion is recorded in earnings. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is deemed to no longer be highly effective, are recorded in earnings as a component of Other revenue (expense).
     Until late in 2007, Capstead made limited use of Derivatives during the three years ended December 31, 2007. Late in 2007 the Company began using interest rate swap agreements in hedge relationships accounted for as cash flow hedges in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate

Capstead Mortgage Corporation
related to a designated portion of its current and anticipated future 30-day borrowings. Variable-rate payments to be received on the swap agreements and any measured hedge ineffectiveness are recorded in Interest expense as an offset to interest owed on the hedged borrowings that reset to market rates generally on a monthly basis while fixed-rate swap payments to be made are also recorded in Interest expense resulting in an effectively fixed borrowing rate on these borrowings, subject to certain adjustments. See “NOTE 2” and “NOTE 7” to the accompanying consolidated financial statements and “Financial Conditions—Residential Mortgage Investments” for additional information regarding the Company’s use of Derivatives and its related risk management policies.
FORWARD-LOOKING STATEMENTS
     This document contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead’s actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company’s investments and other factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments from both an investment return and regulatory perspective, the availability of new investment capital, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. In addition to the above considerations, actual results and liquidity related to investments in loans secured by commercial real estate are affected by borrower performance under operating or development plans, lessee performance under lease agreements, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs, among other factors.

Capstead Mortgage Corporation
PERFORMANCE GRAPH
     Set forth below is a graph comparing the yearly percentage change in the cumulative total stockholder return on Capstead common shares, with the cumulative total return of the S&P 500 Stock Index and the NAREIT Mortgage Index for the five years ended December 31, 2007, assuming the investment of $100 on December 31, 2002 and the reinvestment of dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.

	Cumulative Total Stockholder Return as of December 31
	2002	2003	2004	2005	2006	2007

Capstead	$100.00	$145.27	$102.03	$58.49	$84.41	$137.95
S&P 500	100.00	128.63	142.58	149.57	173.14	182.63
NAREIT Mortgage	100.00	138.19	149.13	103.10	111.78	58.48

Capstead Mortgage Corporation
Reports on Corporate Governance and
Reports of Independent Registered Public Accounting Firm
Report of Management on Effectiveness of Internal Control
Over Financial Reporting
     Management of Capstead Mortgage Corporation (“Capstead” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a — 15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the COSO framework, it is management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2007.
Report of Management on Effectiveness of Disclosure Controls and Procedures
     Under the supervision and with the participation of management, including the CEO and CFO, an evaluation of Capstead’s disclosure controls and procedures as defined under Exchange Act Rule 13a-15(e) was conducted. Based on this evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007.
Related Certifications by Management
     Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead’s annual report on Form 10-K for the year ended December 31, 2007 and the Company’s system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the annual report on Form 10-K. This report, as well as the Company’s other filings with the Securities and Exchange Commission, are available free of charge on the Company’s website at www.capstead.com.
     On May 8, 2007 Capstead’s CEO certified, pursuant to Section 303A.12(a) of the New York Stock Exchange (“NYSE”) Listed Company Manual, that he was not aware of any violation by the Company of NYSE corporate governance listing standards. This certification is made annually with the NYSE within thirty days after the Company’s annual meeting of stockholders.

Capstead Mortgage Corporation
Report of Independent Registered Public Accounting Firm on
Audit of Internal Control Over Financial Reporting
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited Capstead Mortgage Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management of Capstead Mortgage Corporation (the “Company”) is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of the Company, and our report dated February 28, 2008 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG, LLP
Dallas, Texas
February 28, 2008

Report of Independent Registered Public Accounting Firm on
Audit of the Consolidated Financial Statements
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 2 to the financial statements, in 2007 the Company changed its method of accounting for income taxes.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG, LLP
Dallas, Texas
February 28, 2008