Form 10-K/A, Exhibit 13
period 2007-12-31
CAPSTEAD MORTGAGE CORP
filed 2009-01-12
CIK 766701

EXHIBIT 13
CAPSTEAD MORTGAGE CORPORATION
PORTIONS OF THE AMENDED
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2007

Capstead Mortgage Corporation
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended December 31
	2007	2006	2005
	(as Restated, see NOTE 16)

Interest income:
Mortgage securities and similar investments	$310,698	$242,859	$130,333
Other	945	413	332

	311,643	243,272	130,665

Interest expense:
Repurchase arrangements and similar borrowings	(266,901)	(228,379)	(105,937)
Unsecured borrowings	(8,747)	(7,142)	(972)

	(275,648)	(235,521)	(106,909)

	35,995	7,751	23,756

Other revenue (expense):
Loss from portfolio restructuring	(7,683)	—	—
Other revenue	1,289	178	750
Other operating expense	(6,671)	(6,454)	(7,301)

	(13,065)	(6,276)	(6,551)

Income before equity in earnings (loss) of unconsolidated affiliates and discontinued operation	22,930	1,475	17,205
Equity in earnings (loss) of unconsolidated affiliates	1,783	2,368	(10)

Income from continuing operations	24,713	3,843	17,195
Income from discontinued operation, net of taxes	—	—	39,997

Net income	$24,713	$3,843	$57,192

Net income available (loss attributable) to common stockholders:
Net income	$24,713	$3,843	$57,192
Less cash dividends paid on preferred shares	(20,256)	(20,256)	(20,256)

	$4,457	$(16,413)	$36,936

Basic and diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

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
     Certain prior year amounts have been reclassified to conform to the current year presentation. Also see NOTE 16 — Restatement.
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
     As of December 31, 2007, a liability for $2,384,000 was recorded on the balance sheet representing the fair value of the swap agreements at year-end. Included in Other revenue (expense) is a holding gain of $119,000 realized prior to designating certain of these agreements as cash flow hedges and included in Accumulated other comprehensive income are gross unrealized losses of $2,748,000 and gross unrealized gains of $243,000 incurred while the swap agreements were designated as cash flow hedges. During 2007 the Company’s swap agreements reduced Interest expense on repurchase arrangements and similar borrowings by $903,000 consisting of net accrued cash flows of $901,000 and measured hedge ineffectiveness of $2,000.
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

	Year Ended December 31
	2007	2006	2005

Net income	$24,713	$3,843	$57,192

Other comprehensive income (loss):
Amounts related to cash flow hedges:
Change in net unrealized losses	(2,505)	—	—
Reclassification adjustment for amounts included in net income	(103)	(55)	(118)
Amounts related to discontinued operation	—	—	521
Amounts related to available-for-sale securities:
Reclassification adjustments for amounts included in net income	5,348	—	—
Change in net unrealized gains	16,785	12,495	(19,239)

Other comprehensive income (loss)	19,525	12,440	18,836)

Comprehensive income	$44,238	$16,283	$38,356

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
NOTE 13 — NET INTEREST INCOME ANALYSIS (UNAUDITED)
     The following summarizes interest income, interest expense and weighted average interest rates, as restated for the reclassification of other interest income and interest expense on unsecured borrowings — see NOTE 16 (dollars in thousands):

	2007, as Restated		2006, as Restated		2005, as Restated
		Average		Average		Average
		Effective		Effective		Effective
	Amount	Rate	Amount	Rate	Amount	Rate

Interest income:
Mortgage securities and similar investments	$310,698	5.64%	$242,859	4.94%	$130,333	3.68%
Other	945	4.76	413	4.79	332	3.09

	311,643	5.64	243,272	4.94	130,665	3.68

Interest expense:
Repurchase arrangements and similar borrowings	(266,901)	5.12	(228,379)	4.92	(105,937)	3.17
Unsecured borrowings	(8,747)	8.49	(7,142)	8.38	(972)	8.37

	(275,648)	5.19	(235,521)	4.98	(106,909)	3.19

	$35,995	0.45	$7,751	(0.04)	$23,756	0.49

Capstead Mortgage Corporation
     Related changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

	Rate*	Volume*	Total*
	(as Restated, see NOTE 16)

2007/2006
Interest income:
Mortgage securities and similar investments	$36,661	$31,178	$67,839
Other	(3)	535	532

	36,658	31,713	68,371

Interest expense:
Repurchase arrangements and similar borrowings	9,437	29,085	38,522
Unsecured borrowings	95	1,510	1,605

	9,532	30,595	40,127

	$27,126	$1,118	$28,244

2006/2005
Interest income:
Mortgage securities and similar investments	$52,702	$59,824	$112,526
Other	156	(75)	81

	52,858	59,749	112,607

Interest expense:
Repurchase arrangements and similar borrowings	70,768	51,674	122,442
Unsecured borrowings	1	6,169	6,170

	70,769	57,843	128,612

	$(17,911)	$1,906	$(16,005)

*	The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
NOTE 14 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)
     The New York Stock Exchange trading symbol for Capstead’s common shares is CMO. As of December 31, 2007, the Company had 1,659 common stockholders of record and depository companies held common shares for 16,550 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2007			Year Ended December 31, 2006
	Sales Prices		Dividends	Sales Prices		Dividends
	High	Low	Declared	High	Low	Declared

First quarter	$10.02	$7.75	$0.02	$7.66	$6.30	$0.02
Second quarter	10.73	9.01	0.04	8.10	6.56	0.02
Third quarter	10.68	8.01	0.04	8.75	6.77	0.02
Fourth quarter	13.84	10.06	0.24	8.70	7.82	0.02

Capstead Mortgage Corporation
NOTE 15 — QUARTERLY RESULTS (UNAUDITED)
     Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
		(as Restated, see NOTE 16)

Year Ended December 31, 2007
Interest income	$72,204	$75,834	$75,161	$88,444
Interest expense	(65,776)	(69,294)	(68,664)	(71,914)

	6,428	6,540	6,497	16,530
Gain (loss) from portfolio restructuring	—	—	(8,276)	593
Other revenue (expense)	(865)	(1,341)	(1,616)	(1,560)
Equity in earnings of unconsolidated affiliates	664	575	247	297

Net income (loss)	$6,227	$5,774	$(3,148)	$15,860

Basic and diluted income (loss) per common share	$0.06	$0.04	$(0.43)	$0.31

Year Ended December 31, 2006
Interest income	$53,046	$57,451	$62,276	$70,499
Interest expense	(49,130)	(56,306)	(62,813)	(67,272)

	3,916	1,145	(537)	3,227
Other revenue (expense)	(1,627)	(1,478)	(1,610)	(1,561)
Equity in earnings of unconsolidated affiliates	422	608	654	684

Net income (loss)	$2,711	$275	$(1,493)	$2,350

Basic and diluted loss per common share	$(0.12)	$(0.25)	$(0.35)	$(0.14)

NOTE 16 — RESTATEMENT TO RECLASSIFY INTEREST INCOME,
INTEREST EXPENSE AND OTHER INCOME (EXPENSE)
     After receiving a request from the Securities and Exchange Commission in a comment letter dated December 18, 2008, management concluded that the Company’s previously filed consolidated statements of income for the three years ending December 31, 2007 should be reclassified and restated to include interest expense from unsecured borrowings with interest expense from repurchase arrangements and similar borrowings in arriving at net interest margin rather than including interest expense from unsecured borrowings within Other revenue (expense). Accordingly, the consolidated statements of income for these periods (as well as any previous periods presented elsewhere in this document) have been restated to reflect interest income from all sources under the caption “Interest income” and interest expense from all sources under the caption “Interest expense.” The resulting net interest margin subtotal no longer provides readers of the Company’s consolidated financial statements with solely the net interest margin earned on its portfolio of Mortgage securities and similar investments after directly-related secured borrowings, but a more all-inclusive measure of net interest margin that includes interest income earned on overnight cash investments and cash margin balances and interest costs associated with the unsecured borrowings.
     The reclassifications contained in this restatement do not change the Company’s previously reported net income, earnings per share or stockholders’ equity for any of the periods presented. In addition, the restatement does not impact the Company’s consolidated balance sheets, statements of stockholders’ equity or cash flows for these periods.

Capstead Mortgage Corporation
     The impact of the reclassifications in the consolidated statements of income for the three years ending December 31, 2007 is summarized as follows:

	Year Ended December 31
	2007	2006	2005

Interest income:
As previously reported	$310,698	$242,859	$130,333
Reclassification	945	413	332

As amended	$311,643	$243,272	$130,665

Interest expense:
As previously reported	$(266,901)	$(228,379)	$(105,937)
Reclassification	(8,747)	(7,142)	(972)

As amended	$(275,648)	$(235,521)	$(106,909)

Net interest income:
As previously reported	$43,797	$14,480	$24,396
Reclassification	(7,802)	(6,729)	(640)

As amended	$35,995	$7,751	$23,756

Other revenue (expense):
As previously reported	$(20,867)	$(13,005)	$(7,191)
Reclassification	7,802	6,729	640

As amended	$(13,065)	$(6,276)	$(6,551)

Capstead Mortgage Corporation
Selected Financial Data
and
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

Capstead Mortgage Corporation
Selected Financial Data
(In thousands, except per share amounts)

	Year Ended December 31, as Restated(d)
	2007	2006	2005	2004	2003

Selected statement of income and per share data:
Interest income:
Mortgage securities and similar investments	$310,698	$242,859	$130,333	$91,121	$119,444
Other	945	413	332	323	478

	311,643	243,272	130,665	91,444	119,922

Interest expense:
Repurchase arrangements and similar borrowings	(266,901)	(228,379)	(105,937)	(44,939)	(58,924)
Unsecured borrowings	(8,747)	(7,142)	(972)	—	—

	(275,648)	(235,521)	(106,909)	(44,939)	(58,924)

	35,995	7,751	23,756	46,505	60,998
Loss from portfolio restructuring (a)	(7,683)	—	—	—	—
Other revenue (expense) items, net	(3,599)	(3,908)	(6,561)	(6,636)	(2,332)

Income from continuing operations	24,713	3,843	17,195	39,869	58,666
Income from discontinued operation, net of taxes (b)	—	—	39,997	1,936	1,993

Net income	$24,713	$3,843	$57,192	$41,805	$60,659

Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$4,457	$(16,413)	$36,936	$21,546	$40,386

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)	$1.22	$2.75
Income from discontinued operation	—	—	2.12	0.12	0.14

	$0.19	$(0.87)	$1.96	$1.34	$2.89

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)	$1.21	$2.51
Income from discontinued operation	—	—	2.12	0.12	0.09

	$0.19	$(0.87)	$1.96	$1.33	$2.60

Cash dividends per common share	$0.34	$0.08	$0.32	$1.58	$3.10

Average number of common shares outstanding: (c)
Basic	22,947	18,902	18,868	16,100	13,977
Diluted	23,194	18,902	18,868	16,437	23,295

Selected balance sheet data:
Mortgage securities and similar investments	$7,108,719	$5,252,399	$4,368,025	$3,438,559	$2,362,688
Assets of discontinued operation (b)	—	—	—	141,037	150,317
Total assets	7,208,926	5,348,002	4,464,248	3,687,982	2,554,322
Repurchase arrangements and similar borrowings	6,500,362	4,876,134	4,023,686	3,221,794	2,141,985
Long-term investment capital: (c)
Unsecured borrowings, net of related statutory trusts accounted for as unconsolidated affiliates	99,978	99,978	74,980	—	—
Stockholders’ equity	560,917	339,962	344,849	332,539	277,038
Book value per common share	9.25	8.13	8.48	7.91	6.67

NOTE:	This table summarizes selected financial information. For additional information, refer to the audited financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(a)	In response to contracting market liquidity conditions, during the latter part of 2007 Capstead reduced its balance sheet leverage through asset sales.

(b)	In December 2005 the Company sold its real estate held for lease resulting in discontinued operation accounting treatment for this investment.

(c)	Long-term investment capital consists of long-term unsecured borrowings, net of related investments in statutory trusts accounted for as unconsolidated affiliates, along with preferred and common stockholders’ equity. During the fourth quarter of 2007, the Company raised $206 million in common equity capital. At December 31, 2007 there were 40,819,493 common shares issued and outstanding.

(d)	Interest income, interest expense and other revenue (expense) for all years presented have been restated as is more fully described under the caption “Explanatory Note.”

Capstead Mortgage Corporation
Management’s Discussion and Analysis of Financial
Condition and Results of Operations
Explanatory Note — See NOTE 16 to the consolidated financial statements for an explanation of the restatement of interest income, interest expense and other revenue (expense) reflected throughout this filing.
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
     Capstead’s core investment strategy is to conservatively manage a leveraged portfolio of residential adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, “Agency Securities”). Agency Securities carry an implied AAA rating with limited, if any, credit risk. Management believes this strategy can produce attractive risk-adjusted returns over the long term while virtually elimi-nating credit risk and reducing but not eliminating sensitivity to changes in interest rates.
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
     By December 31, 2007 the Company had deployed the capital from the fourth quarter common equity offerings into additional holdings of ARM Agency Securities bringing total mortgage securities and similar investments to $7.11 billion from $5.25 billion a year earlier, an increase of 35%. Additionally, financing spreads (the difference between yields on the Company’s investments and rates on related secured borrowings) for the fourth quarter more than doubled over the third quarter of 2007 to 93 basis points due largely to lower borrowing rates which benefited from actions taken by the Federal Reserve Open Market Committee beginning in mid-September to lower its target for the federal funds rate a total of 100 basis points to 4.25% by year-end. With the federal funds target rate reduced by an additional 125 basis points in January 2008, the Company’s borrowing rates are declining further and financing spreads and net interest margins are improving significantly.

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

Capstead Mortgage Corporation
     By the end of 2007, Capstead had largely deployed the $206 million in common equity capital raised during the fourth quarter of 2007 into a roughly 25%/75% mix of current-reset and longer-to-reset ARM Agency Securities at attractive yields by taking advantage of weak pricing for ARM Agency Securities during a period of heightened uncertainty over market liquidity. The Company ended the year with an overall portfolio composition split roughly 50/50 between the two asset categories financed at a leverage ratio of approximately 9.8 to 1.
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

		Related	Capital	Potential
	Investments(a)	Borrowings	Employed(a)	Liquidity(a)

Residential mortgage securities	$7,065,723	$6,479,388	$586,335	$381,320
Commercial real estate-related assets	42,996	20,974	22,022	(6,991)

	$7,108,719	$6,500,362	608,357	374,329

Other assets, net of other liabilities			62,324	6,653
Fourth quarter common dividend			(9,786)	(9,786	) (b)

			$660,895	$371,196

Balances as of December 31, 2006	$5,269,355	$4,876,134	$439,940	$226,330

(a)	Investments are stated at carrying amounts on the Company’s balance sheet. Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering management’s estimate of the fair value of related collateral as of the indicated dates adjusted for other sources (uses) of liquidity such as near-term scheduled payments on related borrowings not expected to be immediately replaced, unrestricted cash and cash equivalents, and dividends payable.

(b)	The fourth quarter 2007 common dividend was declared December 13, 2007 and paid January 18, 2008 to stockholders of record as of December 31, 2007.
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

Capstead Mortgage Corporation
RESULTS OF OPERATIONS
     Comparative income statement data (dollars in thousands, except per share data) and key portfolio statistics (dollars in millions) were as follows:

	Year Ended December 31
	2007	2006	2005
	(as Restated, see “Explanatory Note”)
Income statement data:
Mortgage securities and similar investments (interest income, net of directly-related interest expense):
Residential mortgage investments	$42,755	$14,298	$23,850
Commercial real estate investments	1,042	182	546

	43,797	14,480	24,396
Other interest income	945	413	332
Interest expense on unsecured borrowings	(8,747)	(7,142)	(972)

	35,995	7,751	23,756

Other revenue (expense):
Loss on portfolio restructuring	(7,683)	—	—
Other revenue	1,289	178	750
Other operating expense	(6,671)	(6,454)	(7,301)

	22,930	1,475	17,205
Equity in earnings (losses) of unconsolidated affiliates	1,783	2,368	(10)

Income from continuing operations	24,713	3,843	17,195
Income from discontinued operation, net of taxes	—	—	39,997

Net income	$24,713	$3,843	$57,192

Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$4,457	$(16,413)	$36,936

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

Key portfolio statistics:*
Average yields:
Residential mortgage investments	5.62%	4.94%	3.67%
Commercial real estate investments	13.88	18.00	4.27
Total average yields	5.64	4.94	3.68

Average rate of related borrowings	5.12	4.92	3.17

Average financing spread	0.52	0.02	0.51

Average portfolio balances:
Residential mortgage investments	$5,501	$4,916	$3,490
Commercial real estate investments	9	1	48

	5,510	4,917	3,538
Average related borrowings	5,140	4,579	3,290

Average capital deployed	$370	$338	$248

Average portfolio runoff rate	28%	30%	33%

*	Excludes overnight investments and unsecured borrowings.

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
     Other interest income benefited during 2007 from higher overnight investment balances.
     The increase in interest on unsecured borrowings reflects interest charges associated with an additional $26 million in 10-year fixed, 20-year floating rate junior subordinated notes issued in September 2006 to a statutory trust formed by the Company. Since September 2005 the Company has issued $103 million in subordinated notes to statutory trusts. Concurrently, these trusts issued $3 million of trust common securities to the Company and $100 million in trust preferred securities to unrelated third parties. Capstead’s investments in the trust common securities are accounted for as unconsolidated affiliates in accordance with the

Capstead Mortgage Corporation
applicable provisions of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46”) and the subordinated notes are reflected as unsecured borrowings. These borrowings have 30-year terms, are callable by the Company in five to ten years from issuance, and pay interest quarterly at fixed rates of 8.19% to 8.685% for ten years from issuance and subsequently at prevailing three-month LIBOR rates plus 330 to 350 basis points for 20 years. The Company considers the $100 million in trust preferred securities issued to unrelated third parties a component of its long-term investment capital.
     The increase in other revenue reflects the release of over $1 million in funds held in trust related to the Company’s holdings of residential mortgage loans that were previously designated as collateral for structured financings, a $119,000 gain on interest rate swap agreements held prior to designation as cash flow hedges, and certain other items of a nonrecurring nature.
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
     Capstead’s independent registered public accounting firm, Ernst & Young, LLP, has issued an attestation report on management’s assessment of internal control over financial reporting which is included in this Annual Report.
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
Related Certifications by Management
     Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead’s amended annual report on Form 10-K/A for the year ended December 31, 2007 and the Company’s system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the amended annual report on Form 10-K/A. This report, as well as the Company’s other filings with the Securities and Exchange Commission, are available free of charge on the Company’s website at www.capstead.com.
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
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of the Company, and our report dated February 28, 2008, except for Note 16, as to which the date is January 12, 2009, expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG, LLP
Dallas, Texas
February 28, 2008

Report of Independent Registered Public Accounting Firm on
Audit of the Consolidated Financial Statements
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation (the Company), as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company, at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 2 to the financial statements, in 2007 the Company changed its method of accounting for income taxes.
     As discussed in Note 16 to the consolidated financial statements, the consolidated financial statements have been restated.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008, expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Dallas, Texas
February 28, 2008, except for Note 16 as to which the date is January 12, 2009

Directors
Jack Biegler
President,
Ellison Management, LLC
Member: Audit, Compensation and Real Estate Investment Committees
Andrew F. Jacobs
President and Chief Executive Officer
Member: Executive Committee
Gary Keiser
Private Investments
Chairman: Audit Committee
Member: Compensation Committee
Paul M. Low
Private Investments
Chairman of the Board
Chairman: Executive Committee
Member: Governance & Nomination Committee
Christopher W. Mahowald
President,
EFO Realty and RSF Partners
Chairman: Real Estate Investment Committee
Member: Governance & Nomination Committee
Michael G. O’Neil
Private Investments
Chairman: Governance & Nomination Committee
Member: Audit and Executive Committees
Mark S. Whiting
Managing Partner,
Drawbridge Partners, LLC
Chairman: Compensation Committee
Member: Real Estate Investment Committee

Officers
Andrew F. Jacobs
President and Chief Executive Officer
Executive Vice Presidents
Phillip A. Reinsch
Chief Financial Officer and Secretary
Robert R. Spears, Jr.
Director of Residential Mortgage Investments
Senior Vice Presidents
Michael W. Brown
Asset and Liability Management and Treasurer
Anthony R. Page
Director of Commercial Mortgage Investments
D. Christopher Sieber
Financial Accounting and Reporting
Vice Presidents
Bethany L. Siggins
Stockholder Relations
Richard A. Wolf
Asset and Liability Management