Form 10-K/A, Exhibit 13
period 2007-12-31
CAPSTEAD MORTGAGE CORP
filed 2009-01-27
CIK 766701

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
NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS
     Mortgage securities and similar investments and related weighted average rates classified by collateral type and interest rate characteristics were as follows (dollars in thousands):

		Investment
	Principal	Premiums		Carrying	Net	Average
	Balance	(Discounts)	Basis	Amount (a)	WAC (b)	Yield (b)
December 31, 2007
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$13,079	$36	$13,115	$13,138	6.63%	6.39%
ARMs	6,382,773	89,017	6,471,790	6,507,447	6.36	5.63
Ginnie Mae ARMs	515,091	2,465	517,556	521,288	5.87	5.50

	6,910,943	91,518	7,002,461	7,041,873	6.33	5.61

Residential mortgage loans:
Fixed-rate	7,412	(3)	7,409	7,409	7.05	6.98
ARMs	11,097	96	11,193	11,193	7.18	6.82

	18,509	93	18,602	18,602	7.13	6.88
Commercial real estate loans	43,435	(439)	42,996	42,996	10.46	13.88
Collateral for structured financings	5,162	86	5,248	5,248	8.14	7.97

	$6,978,049	$91,258	$7,069,307	$7,108,719	6.36	5.64

December 31, 2006
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$16,819	$52	$16,871	$16,895	6.63	6.30
ARMs	4,343,740	61,381	4,405,121	4,418,446	6.14	4.94
Ginnie Mae ARMs	752,301	2,757	755,058	758,660	5.23	4.78

	5,112,860	64,190	5,177,050	5,194,001	6.01	4.92

Non-agency Securities:
Fixed-rate	17,734	41	17,775	17,804	7.19	6.57
ARMs	31,562	303	31,865	32,164	6.99	6.00

	49,296	344	49,640	49,968	7.06	6.21
Commercial real estate loans	2,635	—	2,635	2,635	18.00	18.00
Collateral for structured financings	5,705	90	5,795	5,795	8.06	7.36

	$5,170,496	$64,624	$5,235,120	$5,252,399	6.03	4.94

(a)	Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 9).

(b)	Net WAC, or weighted average coupon, is presented net of servicing and other fees as of the indicated balance sheet date. Average Yield is presented for the year then ended, calculated including the amortization of investment premiums and mortgage insurance costs on Non-agency Securities and excluding unrealized gains and losses.

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

	December 31, 2007		December 31, 2006
	Borrowings	Average	Borrowings	Average
Collateral Type	Outstanding	Rate *	Outstanding	Rate *

Borrowings with maturities of 30 days or less:
Agency Securities	$4,963,674	4.93%	$2,048,151	5.30%
Residential mortgage loans	14,352	6.12	45,764	5.85

	4,978,026	4.93	2,093,915	5.32

Borrowings with maturities greater than 30 days:
Agency Securities (31 to 90 days)	—	—	1,741,751	5.16
Agency Securities (91 to 360 days)	368,694	4.92	—	—
Agency Securities (greater than 360 days)	1,127,420	5.05	1,034,673	4.98

	1,496,114	5.02	2,776,424	5.09
Similar borrowings:
Commercial real estate loans	20,974	6.88	—	—
Collateral for structured financings	5,248	8.14	5,795	7.58

	$6,500,362	4.96	$4,876,134	5.19

*	Average rate is presented as of the indicated balance sheet date and does not include the effects of interest rate swap agreements held as cash flow hedges on a designated portion of 30-day borrowings (see below). After giving effect to these cash flow hedges, the Average rate was 4.47% at December 31, 2007.

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

	Year Ended December 31, as Restated (d)
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
     In response to sharply contracting credit market liquidity conditions that began in August 2007, Capstead proactively reduced its portfolio leverage (repurchase agreements and similar borrowings divided by long-term investment capital) from 11.5 to 1 at June 30, 2007 to approximately 10 to 1 through the sale of $832 million of its lower-yielding, faster prepaying Agency Securities and $18 million of its modest holdings of Non-agency-guaranteed residential mortgage investments. Additionally, the Company has expanded the number of lending counterparties it routinely does business with. Together with bolstering its long-term investment capital through common equity offerings, these steps have improved the Company’s ability to withstand periods of contracting market liquidity.
     By December 31, 2007 the Company had deployed the capital from the fourth quarter common equity offerings into additional holdings of ARM Agency Securities bringing total mortgage securities and similar investments to $7.11 billion from $5.25 billion a year earlier, an increase of 35%. Additionally, financing spreads (the difference between yields on the Company’s interest-earning assets and rates on interest-bearing liabilities) for the fourth quarter more than doubled over the third quarter of 2007 to 85 basis points due largely to lower borrowing rates which benefited from actions taken by the Federal Reserve Open Market Committee beginning in mid-September to lower its target for the federal funds rate a total of 100 basis points to 4.25% by year-end. With the federal funds target rate reduced by an additional 125 basis points in January 2008, the Company’s borrowing rates are declining further and financing spreads and net interest margins are improving significantly.

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
Utilization of Long-term Investment Capital and Potential Liquidity
     Capstead finances a majority of its holdings of residential mortgage securities with well-established investment banking firms using repurchase arrangements with the balance, or margin, supported by the Company’s long-term investment capital. Long-term investment capital includes preferred and common equity capital as well as unsecured borrowings, net of Capstead’s investment in related statutory trusts accounted for as unconsolidated affiliates. Assuming potential liquidity is available, borrowings under repurchase arrangements can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. Consequently, the actual level of cash and cash equivalents carried on Capstead’s balance sheet is significantly less important than the potential liquidity inherent in the Company’s investment portfolios. Potential liquidity is affected by, among other things, real (or perceived) changes in market value of assets pledged; principal prepayments; collateral requirements of our lenders; and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of portfolio leverage will be dependent upon many factors, including the size and composition of the Company’s investment portfolios (see “Liquidity and Capital Resources”). Capstead’s utilization of long-term investment capital and its estimated potential liquidity were as follows as of December 31, 2007 in comparison with December 31, 2006 (in thousands):

		Repurchase
		Arrangements
		and Similar	Capital	Potential
	Investments (a)	Borrowings	Employed (a)	Liquidity (a)

Residential mortgage securities	$7,065,723	$6,479,388	$586,335	$381,320
Commercial real estate-related assets	42,996	20,974	22,022	(6,991)

	$7,108,719	$6,500,362	608,357	374,329

Other assets, net of other liabilities			62,324	6,653
Fourth quarter common dividend			(9,786)	(9,786	) (b)

			$660,895	$371,196

Balances as of December 31, 2006	$5,269,355	$4,876,134	$439,940	$226,330

(a)	Investments are stated at carrying amounts on the Company’s balance sheet. Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering management’s estimate of the fair value of related collateral as of the indicated dates adjusted for other sources (uses) of liquidity such as near-term scheduled payments on related borrowings not expected to be immediately replaced, unrestricted cash and cash equivalents, and dividends payable.

(b)	The fourth quarter 2007 common dividend was declared December 13, 2007 and paid January 18, 2008 to stockholders of record as of December 31, 2007.
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

Capstead Mortgage Corporation
RESULTS OF OPERATIONS
     Comparative income statement data (dollars in thousands, except per share data) and key portfolio statistics (dollars in millions) were as follows:

	Year Ended December 31
	2007	2006	2005
	(as Restated, see “Explanatory Note”)
Income statement data:
Interest income:
Mortgage securities and similar investments	$310,698	$242,859	$130,333
Other	945	413	332

	311,643	243,272	130,665

Interest expense:
Repurchase arrangements and similar borrowings	(266,901)	(228,379)	(105,937)
Unsecured borrowings	(8,747)	(7,142)	(972)

	(275,648)	(235,521)	(106,909)

	35,995	7,751	23,756

Other revenue (expense):
Loss on portfolio restructuring	(7,683)	—	—
Other revenue	1,289	178	750
Other operating expense	(6,671)	(6,454)	(7,301)

	(13,065)	(6,276)	(6,551)

	22,930	1,475	17,205
Equity in earnings (losses) of unconsolidated affiliates	1,783	2,368	(10)

Income from continuing operations	24,713	3,843	17,195
Income from discontinued operation, net of taxes	—	—	39,997

Net income	$24,713	$3,843	$57,192

Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$4,457	$(16,413)	$36,936

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	—	—	2.12

	$0.19	$(0.87)	$1.96

Key portfolio statistics:
Average yields:
Mortgage securities and similar investments	5.64%	4.94%	3.68%
Other interest-earning assets	4.76	4.79	3.09
Total average yields	5.64	4.94	3.68
Average borrowing rates:
Repurchase arrangements and similar borrowings	5.12	4.92	3.17
Unsecured borrowings	8.49	8.38	8.37
Total borrowing rates	5.19	4.98	3.19
Financing spreads	0.45	(0.04)	0.49

Net yield on interest-earning assets	0.65	0.16	0.67

Average interest-earning assets and interest-bearing liabilities:
Mortgage securities and similar investments	$5,510	$4,917	$3,538
Other interest-earning assets	20	8	11
Repurchase arrangements and similar borrowings	5,140	4,579	3,290
Unsecured borrowings	103	85	12

Capstead Mortgage Corporation
2007 Compared to 2006
     Net margins on Capstead’s mortgage securities and similar investments and other interest-earning assets for the year ended December 31, 2007 improved over levels achieved during the prior year primarily reflecting higher financing spreads and larger average holdings of residential mortgage securities. A 49 basis point increase in average financing spreads during 2007 over the prior year contributed most of the improvement in net margins, with portfolio yields averaging 70 basis points higher during 2007 while average borrowing rates increased 21 basis points.
     As a result of a prolonged Federal Reserve rate tightening effort that increased the federal funds rate 425 basis points over a two-year period to 5.25% by June 2006, financing spreads fell to a negative 22 basis points by the third quarter of 2006 before beginning to recover and averaged a negative 4 basis points during 2006. Financing spreads continued improving over the course of 2007 with average yields peaking at 5.79% during the fourth quarter. Borrowing rates averaged 5.27% through the second quarter of 2007, before increasing to an average of 5.31% during the third quarter in reaction to the sharply contracting liquidity in the credit markets that began in August 2007. Borrowing rates declined considerably during the fourth quarter of 2007 to an average of 4.94% as liquidity concerns lessened and the Federal Reserve reduced its target for the federal funds rate by 100 basis points between mid-September and year-end. This illustrates how the Company is impacted immediately when short-term interest rates rise (and fall) while yields on ARM securities held by the Company change slowly in comparison because coupon interest rates on the underlying mortgage loans may only reset once a year or begin resetting after an initial fixed-rate period of up to five years, and the amount of each reset can be limited or capped.
     In response to this fall’s credit market turmoil, Capstead proactively reduced its portfolio leverage to approximately 10 to 1 by selling $832 million of ARM Agency Securities and $18 million of its modest portfolio of non-agency-guaranteed residential mortgage investments by year-end, incurring a loss on sale of $5,348,000 and a loss of $2,335,000 from terminating related longer-dated repurchase arrangements. Even with this portfolio restructuring, average outstanding balances of mortgage securities and similar investments during the year ended December 31, 2007 were higher by $593 million over the prior year primarily as a result of the Company fully deploying $206 million in common equity capital raised during the fourth quarter of 2007 into additional holdings of ARM Agency Securities totaling over $2.2 billion.
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
     Equity in earnings of unconsolidated affiliates includes equity in earnings of Capstead’s 75%-owned commercial real estate loan joint venture totaling $1,524,000 during 2007 compared to $2,156,000 during 2006. The decline reflects the payoff in June 2007 of one of the venture’s two remaining investments and the November 2007 acquisition by Capstead of the remaining 25% of this venture. With this acquisition, the venture was consolidated with its remaining $38 million investment and related borrowing included in mortgage securities and similar investments and repurchase arrangements and similar borrowings, respectively. The Company’s equity in earnings of its statutory trusts totaled $259,000 during 2007, compared to $212,000 during 2006 (consisting solely of the trust common securities’ pro rata share in interest on the Company’s junior subordinated notes discussed above).
2006 Compared to 2005
     Net margins and related financing spreads on Capstead’s mortgage securities and similar investments and other interest-earning assets for the year ended December 31, 2006 were down considerably from levels achieved during 2005 reflecting the negative effects of the prolonged Federal Reserve rate tightening effort that concluded in June 2006. Short-term interest rates began increasing in June 2004 in response to increases in the federal funds rate, which increased 425 basis points to 5.25% by June 2006. These higher rates led to significantly higher borrowing rates and lower financing spreads for the Company despite increasing portfolio yields and portfolio balances.
     Despite an increase of $1.38 billion in the average outstanding balances of mortgage securities and similar investments during 2006 over the prior year, lower financing spreads led to further declines in related operating results.
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