Form 10-K, Exhibit 13
period 2008-12-31
CAPSTEAD MORTGAGE CORP
filed 2009-03-05
CIK 766701

EXHIBIT 13

CAPSTEAD MORTGAGE CORPORATION
PORTIONS OF THE
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2008

Capstead Mortgage Corporation
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended December 31
	2008	2007	2006

Interest income:
Mortgage securities and similar investments	$398,285	$310,698	$242,859
Other	2,204	945	413

	400,489	311,643	243,272

Interest expense:
Repurchase arrangements and similar borrowings	(249,706)	(266,901)	(228,379)
Unsecured borrowings	(8,747)	(8,747)	(7,142)

	(258,453)	(275,648)	(235,521)

	142,036	35,995	7,751

Other revenue (expense):
Loss from portfolio restructurings	(1,484)	(7,683)	—
Miscellaneous other revenue (expense)	(109)	1,289	178
Incentive compensation expense	(6,000)	—	—
General and administrative expense	(8,779)	(6,671)	(6,454)

	(16,372)	(13,065)	(6,276)

Income before equity in earnings of unconsolidated affiliates	125,664	22,930	1,475

Equity in earnings of unconsolidated affiliates	259	1,783	2,368

Net income	$125,923	$24,713	$3,843

Net income available (loss attributable) to common stockholders:
Net income	$125,923	$24,713	$3,843
Less cash dividends paid on preferred shares	(20,251)	(20,256)	(20,256)

	$105,672	$4,457	$(16,413)

Earnings (loss) per common share:
Basic	$1.96	$0.19	$(0.87)
Diluted	1.94	0.19	(0.87)
See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31
	2008	2007

Assets:
Mortgage securities and similar investments ($7.30 billion pledged under repurchase arrangements)	$7,499,530	$7,108,719
Cash collateral receivable from interest rate swap counterparties	53,676	1,800
Cash and cash equivalents	96,839	6,653
Receivables and other assets	76,200	88,637
Investments in unconsolidated affiliates	3,117	3,117

	$7,729,362	$7,208,926

Liabilities:
Repurchase arrangements and similar borrowings	$6,751,500	$6,500,362
Unsecured borrowings	103,095	103,095
Interest rate swap agreements at fair value	46,679	2,384
Common stock dividend payable	22,728	9,786
Accounts payable and accrued expenses	44,910	32,382

	6,968,912	6,648,009

Stockholders’ equity:
Preferred stock — $0.10 par value; 100,000 shares authorized:
$1.60 Cumulative Preferred Stock, Series A, 197 and 202 shares issued and outstanding at December 31, 2008 and December 31, 2007 ($3,232 aggregate liquidation preference)	2,755	2,828
$1.26 Cumulative Convertible Preferred Stock, Series B, 15,819 shares issued and outstanding at December 31, 2008 and December 31, 2007 ($180,025 aggregate liquidation preference)	176,705	176,705
Common stock — $0.01 par value; 250,000 shares authorized; 63,135 and 40,819 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	631	408
Paid-in capital	975,893	702,170
Accumulated deficit	(358,155)	(358,155)
Accumulated other comprehensive income (loss)	(37,379)	36,961

	760,450	560,917

	$7,729,362	$7,208,926

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Statements of Stockholders’ equity
(In thousands, except per share amounts)

					Accumulated
					Other	Total
	Preferred	Common	Paid-in	Accumulated	Comprehensive	Stockholders’
	Stock	Stock	Capital	Deficit	Income (Loss)	Equity

Balance at December 31, 2005	$179,533	$190	$512,933	$(352,803)	$4,996	$344,849

Net income	—	—	—	3,843	—	3,843
Other comprehensive income:
Amounts related to cash flow hedges, net	—	—	—	—	(55)	(55)
Change in unrealized gain on mortgage securities, net	—	—	—	—	12,495	12,495

Comprehensive income						16,283
Cash dividends:
Common — $0.08 per share	—	—	(1,527)	—	—	(1,527)
Preferred	—	—	(14,599)	(5,657)	—	(20,256)
Additions to capital	—	2	611	—	—	613

Balance at December 31, 2006	179,533	192	497,418	(354,617)	17,436	339,962

Net income	—	—	—	24,713	—	24,713
Other comprehensive income:
Amounts related to cash flow hedges, net	—	—	—	—	(2,608)	(2,608)
Change in unrealized gain on mortgage securities, net	—	—	—	—	22,133	22,133

Comprehensive income						44,238
Cash dividends:
Common — $0.34 per share	—	—	(1,152)	(10,571)	—	(11,723)
Preferred	—	—	(2,576)	(17,680)	—	(20,256)
Additions to capital	—	216	208,480	—	—	208,696

Balance at December 31, 2007	179,533	408	702,170	(358,155)	36,961	560,917

Net income	—	—	—	125,923	—	125,923
Other comprehensive income:
Amounts related to cash flow hedges, net	—	—	—	—	(45,100)	(45,100)
Change in unrealized gain on mortgage securities, net	—	—	—	—	(29,240)	(29,240)

Comprehensive income						51,583
Cash dividends:
Common — $2.02 per share	—	—	(8,119)	(105,672)	—	(113,791)
Preferred	—	—	—	(20,251)	—	(20,251)
Conversion of preferred stock	(73)	—	73	—	—	—
Additions to capital	—	223	281,769	—	—	281,992

Balance at December 31, 2008	$179,460	$631	$975,893	$(358,155)	$(37,379)	$760,450

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31
	2008	2007	2006

Operating activities:
Net income	$125,923	$24,713	$3,843
Noncash items:
Amortization of investment premiums	29,336	24,091	23,108
Depreciation and other amortization	252	225	183
Equity-based compensation costs	1,277	921	529
Undistributed earnings of unconsolidated affiliates	—	—	(116)
Amounts related to interest rate swap agreements	1,475	(121)	—
Loss from portfolio restructurings	1,484	7,683	—
Net change in receivables, other assets, accounts payable and accrued expenses	32,694	1,137	6,442

Net cash provided by operating activities	192,441	58,649	33,989

Investing activities:
Purchases of mortgage securities and similar investments	(2,851,297)	(4,447,054)	(2,628,826)
Proceeds from sales of mortgage securities and similar investments	881,054	845,151	—
Principal collections on mortgage securities and similar investments	1,511,362	1,751,046	1,724,316
Investments in unconsolidated affiliates:
Investment in statutory trusts formed to issue unsecured borrowings	—	—	(774)
Investment in commercial real estate loan limited partnership	—	(5,892)	(12,749)
Return of investment in real estate loan limited partnership	—	9,519	2,812

Net cash used in investing activities of continuing operations	(458,881)	(1,847,230)	(915,221)
State and federal tax payments related to the 2005 sale of a discontinued operation	—	—	(2,884)

Net cash used in investing activities	(458,881)	(1,847,230)	(918,105)

Financing activities:
Proceeds from repurchase arrangements and similar borrowings	63,296,211	46,208,141	40,818,254
Principal payments on repurchase arrangements and similar borrowings	(63,045,065)	(44,599,642)	(39,965,780)
Payment on early termination of repurchase arrangement	—	(2,335)	—
Payment on early termination of interest rate swap agreement	(2,275)	—	—
Increase in cash collateral receivable from interest rate swap counterparties	(51,876)	(1,800)	—
Unsecured borrowings, net of issue costs	—	—	25,061
Capital stock transactions	280,731	207,787	84
Dividends paid	(121,100)	(22,578)	(21,779)

Net cash provided by financing activities	356,626	1,789,573	855,840

Net change in cash and cash equivalents	90,186	992	(28,276)
Cash and cash equivalents at beginning of year	6,653	5,661	33,937

Cash and cash equivalents at end of year	$96,839	$6,653	$5,661

See accompanying notes to consolidated financial statements.

Capstead Mortgage Corporation
Notes to Consolidated Financial Statements
December 31, 2008
NOTE 1 — BUSINESS
     Capstead Mortgage Corporation operates as a self-managed real estate investment trust for federal income tax purposes (a “REIT”) and is based in Dallas, Texas. Unless the context otherwise indicates, Capstead Mortgage Corporation, together with its subsidiaries, is referred to as “Capstead” or the “Company.” Capstead earns income from investing in a leveraged portfolio of residential mortgage pass-through securities consisting almost exclusively of adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac (together the “GSEs”), or by an agency of the federal government, Ginnie Mae. Agency-guaranteed mortgage securities (“Agency Securities”), carry an implied AAA rating with limited, if any, credit risk. The September 2008 conservatorship of the GSEs by its federal regulator, and related capital commitments to the GSEs made by the U.S. Treasury, have served to help alleviate market concerns regarding the ability of the GSEs to fulfill their guarantee obligations.
NOTE 2 — ACCOUNTING POLICIES
Basis of Presentation
     The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its wholly-owned and majority-owned subsidiaries over which it exercises control. Capstead also considers the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities,” as amended, (“FIN46”) in determining whether consolidation is appropriate for any variable interest entities in which the Company holds an interest. The Company’s commercial real estate loans are secured by interests in commercial real estate and are subordinate to prior liens on these assets. Although these loans are considered variable interests in the entities that own the underlying real estate, Capstead was not considered the primary beneficiary when these investments were made because of the substantial equity at risk of the borrowers at origination. No events occurred during 2008 that would require reconsideration of whether the borrower was still the primary beneficiary and therefore these entities remain unconsolidated under the provisions of FIN46. The common securities held by Capstead in statutory trusts organized by the Company to issue long-term unsecured borrowings are not considered variable interests at risk pursuant to the provisions of FIN46. Capstead accounts for these investments under the equity method of accounting. Investments in unconsolidated affiliates are initially recorded at cost and subsequently adjusted for Capstead’s equity in earnings and losses and cash contributions and distributions. All significant intercompany balances and transactions have been eliminated.
     Certain prior year amounts have been reclassified to conform to the current year presentation. Most notably, the consolidated statements of income and related disclosures have been reclassified to conform to a more all-inclusive presentation of interest income on all interest-earning assets and interest expense on all interest-bearing liabilities rather than the more focused presentation previously reported by the Company of solely interest income from Mortgage Securities and similar investments and related interest expense from Repurchase arrangements and similar borrowings.

Capstead Mortgage Corporation
Accounting for Seller-financed Acquisitions of Mortgage Securities
     Capstead generally pledges its Mortgage securities and similar investments as collateral under repurchase arrangements and a portion of the Company’s acquisitions may initially be financed with sellers. The Company records such assets and the related borrowings gross on its balance sheets, and the corresponding interest income and interest expense gross on its statements of income. In addition, the asset is typically a security held available-for-sale, and any change in fair value of the asset is recorded as a component of Accumulated other comprehensive income (loss). In February 2008 the FASB issued Staff Position 140-3 “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP140-3”). Under FSP140-3, certain seller-financed acquisitions entered into after December 31, 2008 will not qualify as acquisitions if the related financing is considered sufficiently linked to the acquisition transaction. Any such seller-financed acquisitions that are deemed to be sufficiently linked will be reported net of related financings at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. Because such linkage is not expected to exist for the Company’s acquisitions and related financings, implementing FSP140-3 for acquisitions occurring in 2009 is not expected to have a material effect on Capstead’s results of operations, taxable income or financial condition. Implementing FSP140-3 is also not expected to affect the Company’s REIT status or cause it to fail to qualify for its exemption under Investment Company Act of 1940 which requires the Company to, among other things, maintain at least 55% of its assets directly in qualifying real estate interests.
Fair Value Measurements
     On January 1, 2008 Capstead adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS157”). SFAS157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS157’s valuation techniques are based on observable inputs (reflecting readily obtainable data from independent sources), and unobservable inputs (which are internally derived, reflecting what the reporting entity believes to be market assumptions). SFAS157 classifies these inputs into a hierarchy of (a) Level One Inputs (quoted prices for identical instruments in active markets); (b) Level Two Inputs (quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable); or (c) Level Three Inputs (instruments with primarily unobservable value drivers).
     Also on January 1, 2008 the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS159”). This statement permits, but does not require, entities to measure many financial instruments, including liabilities and certain other items, at fair value with resulting changes in fair value reported in earnings.
     The Company’s holdings of mortgage securities (nearly all of which are classified as held available-for-sale), and related interest rate swap agreements held as cash flow hedges are measured at fair value on a recurring basis primarily using Level Two Inputs. See NOTE 6 and NOTE 8 for a discussion of fair value methodology utilized and other related fair value disclosures. The Company determined that it was not necessary to make any substantive changes to its valuation practices and that it will not report changes in fair value of any of its financial assets or liabilities in earnings as permitted under SFAS159. Therefore, the adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

Capstead Mortgage Corporation
Equity-based Compensation
     On January 1, 2006, Capstead adopted the provisions of SFAS No. 123(R) “Share-Based Payment” (“SFAS123R”). SFAS123R establishes accounting for equity-based awards to directors and employees. Under the provisions of SFAS123R, equity-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the related requisite service period. The Company used the modified prospective method of adopting SFAS123R. Accordingly, the Company recognized in General and administrative expense compensation expense totaling $150,000, $171,000 and $153,000 during 2008, 2007 and 2006, respectively, relating to option awards granted since January 1, 2006 and the unvested portion of option awards granted in prior years that were previously not given accounting recognition in earnings. Additionally, $1,126,000, $750,000 and $376,000 was expensed during 2008, 2007 and 2006, respectively, related to stock awards. The Company recognizes compensation cost for option awards on a straightline basis over the requisite service period for each portion of the award that vests separately. Compensation cost for stock awards subject only to service conditions is recognized on a straightline basis over the requisite service period for the entire award. Compensation cost for stock awards subject to performance conditions are recognized on a straightline basis over the requisite service period for each portion of the award that vests separately, subject to achieving the related performance conditions.
Use of Estimates
     The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of investment premiums on financial assets is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings. Estimated fair values of financial assets and derivative financial instruments have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis and are influenced by changes in, and market expectations for changes in, interest rates, market liquidity conditions, and/or levels of mortgage prepayments as well as other factors beyond the control of management. Accordingly, estimates of fair value are as of the balance sheet dates and are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values. Considerable judgment is also exercised in making impairment conclusions and estimating impairment charges, if any.
Cash and Cash Equivalents
     Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less when purchased.
Financial Assets
     Most of Capstead’s financial assets are mortgage securities classified as available-for-sale and carried at fair value with unrealized gains and losses reported as a separate component of Accumulated other comprehensive income (loss). Mortgage securities classified as held-to-maturity or loans classified as held for investment and are carried at amortized cost (unpaid principal balance, adjusted for unamortized investment premiums and

Capstead Mortgage Corporation
discounts). Interest is recorded as income when earned, unless an investment has been placed on nonaccrual status. Placing investments in loans on nonaccrual status, charging off uncollectable loans, resuming the accrual of interest, and determining the appropriate accounting treatment for related cash receipts, is determined on a case-by-case basis. Investment premiums and discounts, including loan origination costs, if any, are recognized as adjustments to interest income by the interest method over the expected life of the related financial assets. Realized gains and losses from sales are included in Loss from portfolio restructurings. The specific identification method is used to determine the cost of financial assets sold.
     Financial assets are reviewed for potential impairment at each balance sheet date. Other-than-temporary impairments of investments in mortgage securities can occur with adverse changes in the financial condition of the issuer and changes in the Company’s intent or ability to hold the security until any declines in fair value are recovered. The amount of any such other-than-temporary impairment for an investment in a mortgage security is measured by comparing the recorded amount of the security to its fair value. An investment in a loan is considered impaired if it becomes probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms and the amount of any impairment is measured by comparing the recorded amount of the loan to the present value of expected cash flows. Any impairment charges would be recorded as a component of Other revenue (expense). No impairment charges on financial assets have been recorded during the three years ended December 31, 2008.
Borrowings
     Borrowings are carried at their unpaid principal balances, net of unamortized discounts and premiums, when present. Discounts and premiums, as well as debt issue costs, which are recorded in Receivables and other assets, are recognized as adjustments to interest expense by the interest method over the term of the related borrowings. Borrowings under repurchase arrangements create exposure to the potential for failure on the part of counterparties to honor their commitment to return pledged collateral. In the event of a default by a counterparty, the Company may have difficulty recovering its collateral. To mitigate this risk, the Company monitors the creditworthiness of its counterparties and limits its exposure to any single counterparty.
Derivative Financial Instruments (“Derivatives”)
     Derivatives used by Capstead for risk management purposes are recorded at fair value as assets or liabilities. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as a hedge for accounting purposes, as well as the type of hedging relationship identified. Capstead will typically designate any Derivatives held as cash flow hedges. To qualify as a cash flow hedge, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in Accumulated other comprehensive income (loss) and the ineffective portion is recorded in interest expense. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is no longer considered highly effective, are recorded in Miscellaneous other revenue (expense).
     Holding Derivatives creates exposure to credit risk related to the potential for failure on the part of counterparties to honor their commitments. In addition, the Company may be required to post collateral based on the market value of the Derivatives. In the event of

Capstead Mortgage Corporation
default by a counterparty, the Company may have difficulty recovering its collateral and may not receive payments provided for under the terms of the Derivative. To mitigate this risk, the Company uses only well-established commercial banking firms as counterparties.
     Late in 2007 the Company began using interest rate swap agreements in cash flow hedge relationships in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30- to 90-day borrowings. Variable-rate swap payments to be received and any measured hedge ineffectiveness are recorded in interest expense as an offset to interest owed on the hedged borrowings that reset to market rates generally every 30 to 90 days. Fixed-rate swap payments to be made are also recorded in interest expense. The combination of these cash flows results in an effectively fixed rate on these borrowings, subject to certain adjustments.
     Cash collateral receivable from interest rate swap counterparties represents cash remitted to swap counterparties to meet initial and ongoing margin requirements that are based on the fair value of these agreements, including related interest receivable or payable under the terms of the agreements. The Company may also remit mortgage securities to certain of its swap counterparties to meet ongoing margin requirements. Such mortgage securities, if any, are included in Mortgage securities and similar investments. For presentation purposes, the Company does not offset individual counterparty collateral receivables (or payables) with the recorded fair value of related interest rate swap agreements pursuant to master netting arrangements. In addition, gross unrealized gains on Derivatives (recorded as assets) are stated separately from gross unrealized losses (recorded as liabilities) without regard to counterparty.
Dividend Classification
     Capstead records common and preferred share dividends in the Accumulated deficit component of Stockholders’ equity only to the extent of available earnings for the related quarterly or monthly period. Any dividends declared in excess of available earnings are deemed returns of capital and are recorded as reductions of Paid-in capital. The classification of dividends for tax and financial reporting purposes can differ as a result of differences between taxable income and Net income and how taxable income is allocated to dividends paid, as well as timing considerations in the distribution of taxable income.
Income Taxes
     Capstead Mortgage Corporation and its qualified REIT subsidiaries (“Capstead REIT”) have elected to be taxed as a REIT. As a result, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. Capstead’s policy is to distribute 100% of the taxable income of the REIT, after application of available tax attributes, within the time limits prescribed by the Internal Revenue Code (the “Code”), which may extend into the subsequent taxable year. The Company may find it advantageous from time to time to elect taxable REIT subsidiary status for certain of its subsidiaries. Taxable income of any taxable REIT subsidiaries is subject to federal and, where applicable, state income taxes. Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.
     The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN48”) on January 1, 2007. No material liabilities for unrecognized tax benefits existed when FIN48 was adopted and none have arisen in

Capstead Mortgage Corporation
subsequent periods. Accordingly, FIN48 has had no impact on the Company’s financial condition or results of operations. If applicable in future periods, the Company will record interest and penalties accrued related to unrecognized tax benefits in General and administrative expense. No such accruals were necessary as of December 31, 2008.
NOTE 3 — EARNINGS (LOSS) PER COMMON SHARE
     Basic earnings (loss) per common share is computed by dividing net income, after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share is computed by dividing net income, after deducting dividends on convertible preferred shares when such shares are antidilutive, by the weighted average number of common shares and common share equivalents outstanding, giving effect to equity awards and convertible preferred shares, when such awards and shares are dilutive. For calculation purposes the Series A and B preferred shares are considered dilutive whenever basic earnings per common share exceeds each Series’ dividend divided by the conversion rate applicable for that period. Components of the computation of basic and diluted earnings (loss) per common share were as follows (in thousands, except per share amounts):

	Year Ended December 31
	2008	2007	2006

Numerator for basic earnings (loss) per common share:
Net income	$125,923	$24,713	$3,843
Less Series A and B preferred share dividends	(20,251)	(20,256)	(20,256)

Income available (loss attributable) to common stockholders	$105,672	$4,457	$(16,413)

Weighted average common shares outstanding	54,007	22,947	18,902

Basic earnings (loss) per common share	$1.96	$0.19	$(0.87)

Numerator for diluted earnings (loss) per common share:
Net income	$125,923	$24,713	$3,843
Less dividends on antidilutive convertible preferred shares	(19,932)	(20,256)	(20,256)

Income available (loss attributable) to common stockholders	$105,991	$4,457	$(16,413)

Denominator for diluted earnings (loss) per common share:
Weighted average common shares outstanding	54,007	22,947	18,902
Net effect of dilutive equity awards	278	247	—
Net effect of dilutive convertible preferred shares	312	—	—

	54,597	23,194	18,902

Diluted earnings (loss) per common share	$1.94	$0.19	$(0.87)

     Potentially dilutive securities excluded from the calculation of diluted earnings (loss) per common share were as follows (in thousands):

	Year Ended December 31
	2008	2007	2006

Antidilutive equity awards:
Shares issuable under option awards	40	363	856
Nonvested stock awards	—	—	322
Antidilutive convertible preferred shares:
Series A	—	202	202
Series B	15,819	15,819	15,819

Capstead Mortgage Corporation
NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS
     Mortgage securities and similar investments and related weighted average coupon rates and yields classified by collateral type and interest rate characteristics were as follows (dollars in thousands):

		Investment
	Principal	Premiums		Carrying	Net	Average
	Balance	(Discounts)	Basis	Amount (a)	WAC (b)	Yield (b)

December 31, 2008
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$9,991	$31	$10,022	$10,041	6.64%	6.47%
ARMs	6,928,385	90,942	7,019,327	7,029,002	5.29	5.19
Ginnie Mae ARMs	394,909	2,056	396,965	397,443	4.94	5.15

	7,333,285	93,029	7,426,314	7,436,486	5.27	5.19

Residential mortgage loans:
Fixed-rate	5,880	(8)	5,872	5,872	7.16	7.06
ARMs	9,053	79	9,132	9,132	5.58	6.38

	14,933	71	15,004	15,004	6.20	6.65
Commercial real estate loans	43,444	—	43,444	43,444	7.03	9.61
Collateral for structured financings	4,523	73	4,596	4,596	8.09	7.90

	$7,396,185	$93,173	$7,489,358	$7,499,530	5.29	5.22

December 31, 2007
Agency Securities:
Fannie Mae/Freddie Mac:
Fixed-rate	$13,079	$36	$13,115	$13,138	6.63%	6.39%
ARMs	6,382,773	89,017	6,471,790	6,507,447	6.36	5.63
Ginnie Mae ARMs	515,091	2,465	517,556	521,288	5.87	5.50

	6,910,943	91,518	7,002,461	7,041,873	6.33	5.61

Residential mortgage loans:
Fixed-rate	7,412	(3)	7,409	7,409	7.05	6.98
ARMs	11,097	96	11,193	11,193	7.18	6.82

	18,509	93	18,602	18,602	7.13	6.88
Commercial real estate loans	43,435	(439)	42,996	42,996	10.46	13.88
Collateral for structured financings	5,162	86	5,248	5,248	8.14	7.97

	$6,978,049	$91,258	$7,069,307	$7,108,719	6.36	5.64

(a)	Includes unrealized gains and losses for securities classified as available-for-sale, if applicable (see NOTE 8).

(b)	Net WAC, or weighted average coupon, is presented net of servicing and other fees as of the indicated balance sheet date. Average yield is presented for the year then ended, calculated including the amortization of investment premiums (discounts) and excluding unrealized gains and losses.
     Agency Securities carry an implied AAA rating and therefore limited credit risk. Residential mortgage loans held by the Company were originated prior to 1995 when Capstead operated a mortgage conduit and the related credit risk is borne by the Company. Commercial real estate loans are subordinate loans that carry credit risk associated with specific commercial real estate collateral. Collateral for structured financings consists of private residential mortgage pass-through securities obtained through the above-mentioned mortgage conduit operations that are pledged to secure these securitizations. The related credit risk is borne by bondholders of the securitization to which the collateral is pledged. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying mortgage loans.

Capstead Mortgage Corporation
     Fixed-rate investments are either residential mortgage loans or Agency Securities backed by mortgage loans with fixed rates of interest. Adjustable-rate investments generally are ARM Agency Securities backed by residential mortgage loans that have coupon interest rates that adjust at least annually to more current interest rates or begin doing so after an initial fixed-rate period. After the initial fixed-rate period, if applicable, mortgage loans underlying ARM securities either (i) adjust annually based on specified margins over the one-year Constant Maturity U.S. Treasury Note Rate (“CMT”) or the one-year London interbank offered rate (“LIBOR”), (ii) adjust semiannually based on specified margins over six-month LIBOR, or (iii) adjust monthly based on specified margins over indexes such as one-month LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, or over a rolling twelve month average of the one-year CMT index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the contractual term of the loans.
     As of December 31, 2008, commercial real estate loans consist of (a) $5.0 million in subordinated loans expected to be repaid through townhome and land sales, although not completely by the June 12, 2009 maturity of the current extension granted the borrower, and (b) $38.4 million in subordinated loans collateralized by a Four Seasons hotel in the Nevis West Indies that matured October 9, 2008 and was subsequently damaged by Hurricane Omar. The borrower maintains wind and business interruption insurance coverage, which together with related reserves, should be sufficient to repair the hotel for reopening during the fall of 2009. In January 2009 the Company filed suit against the loan servicer and a lien holder subordinate to Capstead to enforce the Company’s rights under the loan documents, including, among other items, to be named the controlling holder representing the lending group in negotiating with the borrower and/or otherwise reaching a resolution for the financing of this property. Included in Receivables and other assets is $884,000 in accrued interest associated with these investments, $855,000 of which was recognized during the fourth quarter after it was determined that impairment conditions existed; however, management has concluded that the Company is likely to recover its investments in these loans and no impairment charges were deemed appropriate at December 31, 2008.
NOTE 5 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
     To facilitate the issuance of Unsecured borrowings, in September and December 2005 and in September 2006 Capstead formed and capitalized a series of three Delaware statutory trusts through the issuance to the Company of the trusts’ common securities totaling $3.1 million (see NOTE 7). The Company’s equity in the earnings of the trusts (consisting solely of the common trust securities’ pro rata share in interest accruing on Unsecured borrowings issued to the trusts) totaled $259,000, $259,000 and $212,000 during the three years ended December 31, 2008, respectively.
     On November 9, 2007 Capstead acquired for $4.0 million the remaining 25% outside interest in Redtail Capital Partners, L.P., a commercial real estate loan limited partnership. Beginning November 10, 2007, the Company ceased accounting for the venture as an unconsolidated affiliate and consolidated its assets and liabilities which consisted primarily of subordinate loans on the Four Seasons hotel in Nevis West Indies and a related $21.0 million borrowing, which was repaid in 2008. The Company’s equity in this venture’s earnings while accounted for as an unconsolidated affiliate totaled $1.5 million and $2.2 million during the years ended December 31, 2007 and 2006, respectively.

Capstead Mortgage Corporation
NOTE 6 — REPURCHASE ARRANGEMENTS AND SIMILAR
BORROWINGS, INCLUDING RELATED HEDGING ACTIVITY
     Capstead generally pledges its Mortgage securities and similar investments as collateral under uncommitted repurchase arrangements with commercial banks and other financial institutions, the terms and conditions of which are negotiated on a transaction-by-transaction basis when each borrowing is initiated or renewed. Related borrowing rates are generally based on prevailing rates corresponding to the terms of the borrowings. Amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the banking, mortgage finance and real estate industries. In response to declines in fair value of pledged securities, lenders may require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. The commercial real estate loan borrowing accrued interest at a margin over one-month LIBOR and was repaid in August 2008. The maturity of outstanding structured financings is directly affected by the rate of principal prepayments on the related mortgage pass-through securities pledged as collateral. In addition, structured financings are currently subject to redemption by the residual bondholders. Repurchase arrangements and similar borrowings, classified by type of collateral and maturities, and related weighted average interest rates were as follows (dollars in thousands):

	December 31, 2008		December 31, 2007
	Borrowings	Average	Borrowings	Average
Collateral Type	Outstanding	Rate *	Outstanding	Rate *

Borrowings with maturities of 30 days or less:
Agency Securities	$5,179,137	2.74%	$4,963,674	4.93%
Residential mortgage loans	—	—	14,352	6.12

	5,179,137	2.74	4,978,026	4.93

Borrowings with maturities greater than 30 days:
Agency Securities (31 to 90 days)	835,628	2.87	—	—
Agency Securities (91 to 360 days)	732,139	5.13	368,694	4.92
Agency Securities (greater than 360 days)	—	—	1,127,420	5.05

	1,567,767	3.93	1,496,114	5.02
Similar borrowings:
Commercial real estate loans	—	—	20,974	6.88
Collateral for structured financings	4,596	8.09	5,248	8.14

	$6,751,500	3.02	$6,500,362	4.96

*	Average rate is presented as of the indicated balance sheet date and does not include the effects of interest rate swap agreements held as cash flow hedges on a designated portion of 30- to 90-day borrowings (see below). After giving effect to these cash flow hedges, the average rate was 3.55% and 4.47% at December 31, 2008 and 2007, respectively.
     In previous years, Capstead made use of longer-dated repurchase arrangements to effectively lock in financing spreads on a portion of its investments in longer-to-reset ARM Agency Securities for a significant portion of the fixed-rate terms of these investments. As of December 31, 2008, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.13 billion with remaining terms of from one to eight months, an average maturity of five months and an average interest rate of 5.05%. Capstead had $80 million of its capital at risk with its largest single counterparty (Cantor Fitzgerald & Company) related to $1.05 billion of these borrowings. Late in 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements for this purpose in lieu of longer-dated repurchase

Capstead Mortgage Corporation
arrangements. As of December 31, 2008, the Company’s swap positions consisted of 15 swap agreements entered into with two large commercial banks with notional amounts totaling $1.90 billion, average remaining terms of 13 months at an average fixed rate of 3.44%. Subsequent to year-end, the Company increased its swap positions by an additional $400 million notional amount under which the Company will pay an average fixed rate of 1.37% for two years. All swap agreements have been designated as cash flow hedges of the variability of the underlying benchmark interest rate of certain current and forecasted 30- to 90-day repurchase arrangements. This hedge relationship in effect establishes a relatively stable fixed rate on the designated borrowings with the variable-rate payments to be received on the swap agreements generally offsetting interest accruing on the designated borrowings, leaving the fixed-rate payments to be paid on the swap agreements as the Company’s effective borrowing rate, subject to certain adjustments. Disclosures related to these Derivatives were as follows as of and for the indicated periods (in thousands):

	December 31
	2008	2007

Balance sheet-related
Cash collateral receivable from swap counterparties	$53,676	$1,800
Agency Securities on deposit with swap counterparties	2,866	—
Liabilities representing the fair value of swap agreements	(46,679)	(2,384)
Net interest (payable) receivable	(12,909)	901

Net exposure (to) from swap counterparties	$(3,046)	$317

Amounts included in Accumulated other comprehensive income (loss):
Unrealized gains	$—	$243
Unrealized losses	(46,318)	(2,748)
Unamortized balance of terminated swap agreement *	(1,282)	—
Income statement-related
Components of effect on interest expense:
Net cash (outflows) inflows, including accruals	$(9,759)	$901
Measured hedge ineffectiveness (loss) gain	(563)	2
Amortization of terminated swap agreement *	(993)	—

(Increase) decrease in interest expense	(11,315)	903
Holding gains realized prior to designation as cash flow hedges	81	119

(Decrease) increase in Net income as a result of the use of interest rate swap agreements	$(11,234)	$1,022

*	In March 2008 a swap agreement with a $100 million notional amount was terminated for a realized loss of $2.3 million which is being amortized to earnings over the original two-year term of the derivative (through January 2010).
     The weighted average effective interest rate on Repurchase arrangements and similar borrowings was 3.53% and 5.12% during 2008 and 2007, respectively, including the effects of the swap agreements. The weighted average maturity of these borrowings was 1.5 months at December 31, 2008. Related interest paid, including swap agreement cash flows, totaled $241.7 million, $264.1 million, and $214.9 million during 2008, 2007 and 2006, respectively.
NOTE 7 — UNSECURED BORROWINGS
Unsecured borrowings consist of 30-year junior subordinated notes issued in 2006 and 2005 to three special-purpose, statutory trusts. These unconsolidated affiliates of the Company were formed to issue $3.1 million of the trusts’ common securities to Capstead and to privately place $100 million of preferred securities with unrelated third party investors. Included in Receivables and other assets are $2.7 million in remaining issue costs associated with these transactions.

Capstead Mortgage Corporation
     Note balances and related weighted average interest rates as of December 31, 2008 and 2007 (calculated including issue cost amortization) were as follows (dollars in thousands):

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
     The weighted average effective interest rate for Unsecured borrowings (calculated including issue cost amortization) was 8.49% during 2008 and 2007, and 8.38% during 2006. Related interest paid totaled $8.6 million in 2008 and 2007, and $7.0 million during 2006.
NOTE 8 — DISCLOSURES REGARDING FAIR VALUES
OF FINANCIAL INSTRUMENTS
     The following tables and related discussion provide fair value disclosures as of the indicated balance sheet dates for Capstead’s financial assets and liabilities, most of which are influenced by changes in, and market expectations for changes in, interest rates and market liquidity conditions, as well as other factors beyond the control of management. Excluded from these disclosures are financial instruments for which the Company’s cost basis is deemed to approximate fair value due primarily to the short duration of these instruments, including Cash and cash equivalents, Cash collateral receivable from interest rate swap counterparties, receivables, payables and borrowings under repurchase arrangements with initial terms of 90 days or less.
     In determining fair value estimates for residential mortgage investments the Company considers recent trading activity for similar investments and pricing levels indicated by lenders in connection with designating collateral for repurchase arrangements, provided such pricing levels are considered indicative of actual market clearing transactions. Fair values for commercial real estate loans are estimated using valuation techniques that involve uncertainties and are affected by assumptions used and judgments made regarding risk characteristics, discount rates, future cash flows, future loss expectations, and other factors. The Company discounted future cash flows in estimating the December 31, 2008 fair value of its commercial loans at 25%. Fair values of borrowings under repurchase arrangements with initial terms of greater than 90 days, commercial real estate loan borrowings and Unsecured borrowings are estimated based on offer prices for similar financial instruments or market

Capstead Mortgage Corporation
positions. Fair values of interest rate swap agreements are estimated utilizing the standard methodology of netting discounted future fixed cash payments and discounted expected variable cash receipts based on expected future interest rates derived from observable market interest rate curves. The Company also incorporates both its own and its counterparties’ nonperformance risk in estimating the fair value of its interest rate swap agreements. In considering the effect of nonperformance risk, the Company considered the impact of netting and credit enhancements, such as collateral postings and guarantees, and has concluded that counterparty risk is not significant to the overall valuation of these agreements. Fair value disclosures related to financial instruments other than mortgage securities were as follows (in thousands):

	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets:
Residential mortgage loans	$15,004	$15,000	$18,602	$18,900
Commercial real estate loans	43,444	25,500	42,996	42,200
Financial Liabilities:
Repurchase arrangements with initial terms of greater than 90 days	1,127,420	1,142,900	1,496,114	1,514,100
Commercial real estate loan borrowing	—	—	20,974	21,400
Unsecured borrowings	103,095	85,900	103,095	91,400
Interest rate swap agreements	46,679	46,679	2,384	2,384
     Fair value disclosures for mortgage securities were as follows (in thousands):

		Gross Unrealized
	Basis	Gains	Losses	Fair Value

As of December 31, 2008
Agency securities	$7,416,520	$49,904	$39,732	$7,426,692

Mortgage securities classified as held-to-maturity:
Agency Securities released from structured financings	$9,794	$332	$—	$10,126
Collateral for structured financings *	4,596	—	—	4,596

	$14,390	$332	$—	$14,722

As of December 31, 2007
Agency Securities classified as available-for-sale	$6,989,619	$42,023	$2,611	$7,029,031

Mortgage securities classified as held-to-maturity:
Agency Securities released from structured financings	$12,842	$340	$—	$13,182
Collateral for structured financings *	5,248	—	—	5,248

	$18,090	$340	$—	$18,430

*	The Company does not have any economic interest in remaining collateral for structured financings held by the Company at December 31, 2008 and 2007. As a result, the Company’s cost basis in this collateral, as well as related borrowings under structured financings, is deemed to approximate fair value.
     Additional required disclosures for mortgage securities in an unrealized loss position were as follows (in thousands):

	December 31, 2008		December 31, 2007
	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss

Securities in an unrealized loss position:
One year or greater	$157,675	$2,454	$323,751	$1,856
Less than one year	2,762,619	37,278	382,482	755

	$2,920,294	$39,732	$706,233	$2,611

Capstead Mortgage Corporation
     Managing a leveraged portfolio of primarily ARM Agency Securities remains the core focus of Capstead’s investment strategy and management expects these securities will be held until payoff absent a major shift in the Company’s investment focus. By focusing on investing in relatively short-duration ARM Agency Securities, declines in fair value caused by increases in interest rates are typically modest compared to investments in longer-duration, fixed-rate assets. These declines are generally recoverable in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment allowing for the potential recovery of financing spreads diminished during periods of rising interest rates. Consequently, any such declines in value generally would not constitute other-than-temporary impairments in value necessitating impairment charges.
     Since August 2007, deteriorating conditions in the credit markets have led to concerns about the ability of the GSEs to fulfill their guarantee obligations and the availability of sufficient financing to maintain then existing leverage levels for the mortgage REIT industry. From a credit risk perspective, the real or implied federal government guarantee associated with Agency Securities, particularly in light of the September 2008 conservatorship of the GSEs and other government support for these entities, helps ensure that fluctuations in value due to credit risk associated with these securities will be limited. From a market liquidity perspective, Capstead has reduced its portfolio leverage by raising a significant amount of new common equity capital, selling a limited amount of mortgage securities, and when appropriate, curtailing the replacement of portfolio runoff. Together with maintaining higher than usual cash balances and expanding the number of lending counterparties with whom the Company routinely does business, these actions have increased the Company’s financial flexibility to address challenging credit market conditions.
     During 2008 the Company sold Agency Securities classified as available-for-sale with a cost basis of $882.5 million recognizing a loss from portfolio restructurings totaling $1.5 million (gross realized losses of $2.9 million, and gross realized gains of $1.4 million). During 2007, $841.3 million in mortgage securities classified as available-for-sale were sold for gross realized losses of $6.2 million and gross realized gains of $678,000. Additionally, $9.1 million of non-agency-guaranteed mortgage securities classified as held-to-maturity were sold for gross realized gains of $151,000. Also included in Loss from portfolio restructurings in 2007 is a loss of $2.3 million related to terminating several longer-dated repurchase arrangements. No securities were sold in 2006.
NOTE 9 — INCOME TAXES
     Capstead REIT and any subsidiaries for which the Company has elected taxable REIT subsidiary status file separate tax returns in the U.S. federal and various state jurisdictions, where applicable. Provided Capstead REIT remains qualified as a REIT and all its taxable income is distributed to stockholders within allowable time limits, no income taxes are due on this income. Accordingly, no provision has been made for income taxes for Capstead REIT. Taxable income of any taxable REIT subsidiaries is fully taxable and provision is made for any resulting income taxes. With few exceptions, the Company is no longer subject to examination by federal, state or tax authorities for years before 2005.

Capstead Mortgage Corporation
     Capstead’s effective tax rate differs substantially from statutory federal income tax rates primarily due to the benefit of Capstead REIT’s status as a REIT, as illustrated below, along with other items affecting the Company’s effective tax rate (in thousands):

	Year Ended December 31
	2008	2007	2006

Income taxes computed at the federal statutory rate	$44,073	$8,650	$1,345
Benefit of REIT status	(44,078)	(8,038)	(1,205)

Income taxes computed on income of Capstead’s sole taxable REIT subsidiary	(5)	612	140
Change in net deferred income tax assets	(19)	(421)	(191)
Other	24	(6)	51

Income tax provision of taxable REIT subsidiary	$—	$185	$—

     Federal alternative minimum tax and state income tax components of the 2007 income tax provision noted above totaled $32,000 and are included in General and Administrative expense. The remainder of the 2007 income tax provision, totaling $153,000, is recorded as an increase to Additional paid-in capital. Operating loss carryforwards totaling $1.4 million were utilized by this subsidiary to reduce its actual taxes payable for 2007 (including $430,000 in carryforwards associated with stock option awards granted in prior years to former employees of this subsidiary). Income taxes totaling $31,000 were paid during 2008. No income taxes were paid during 2007. Income taxes totaling $2.9 million associated with the 2005 sale of Capstead’s real estate held for lease, accounted for as a discontinued operation, were paid during 2006.
     Significant components of the Company’s taxable REIT subsidiary’s deferred income tax assets and liabilities were as follows (in thousands):

	December 31
	2008	2007

Deferred income tax assets:
Alternative minimum tax credit (a)	$1,941	$1,963
Net operating loss carryforwards (b)	8	—
Other	34	39

	1,983	2,002
Deferred income tax liabilities	—	—

Net deferred tax assets	$1,983	$2,002

Valuation allowance (c)	$1,983	$2,002

(a)	Alternative tax credit carryforwards can be utilized to offset payment of federal income taxes on future taxable income, if any, earned by the Company’s taxable REIT subsidiary subject to certain limitations.

(b)	Excludes $3.4 million in remaining net operating loss carryforwards that arose through the issuance of stock compensation which expire after 2019.

(c)	Because the Company’s taxable REIT subsidiary is not currently expected to earn significant amounts of taxable income, related net deferred tax assets are fully reserved at December 31, 2008.

Capstead Mortgage Corporation
NOTE 10 — STOCKHOLDERS’ EQUITY
     As of December 31, 2008 Capstead had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company’s option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income result in adjustments to the conversion ratios of the preferred shares. Capstead’s preferred shares are each entitled to cumulative fixed dividends with conversion rates in effect January 1, 2009 for the Series A shares and December 31, 2008 for the Series B shares and redemption prices and liquidation preferences as indicated below:

	Annual	Conversion	Redemption	Liquidation
Series	Dividend	Rate*	Price	Preference

A	$1.60	1.5773	$16.40	$16.40
B	1.26	0.6082	12.50	11.38

*	Reflects the number of common shares to be received for each preferred share converted. During 2008, 5,200 Series A shares were converted into 8,114 common shares.
     In February 2008 Capstead completed its third public offering of common shares since October 2007 raising $126.7 million after underwriting discounts and offering expenses, through the issuance of 8.6 million common shares at a price of $15.50 per share ($14.74 per share, net of expenses). Also during 2008, the Company raised $154.0 million in new common equity capital, after underwriting discounts and offering expenses, by issuing 13.4 million common shares into the open market on a limited basis under its continuous offering program at an average price of $11.70 ($11.49 per share, net of expenses). During the latter part of 2007, Capstead completed two public offerings of common shares raising $199.1 million in net proceeds, through the issuance of 20.7 million common shares at an average price of $10.19 per share ($9.62 per share, net of expenses). Also during 2007 the Company raised $8.3 million in new common equity capital by issuing 685,900 common shares at an average price of $12.50 ($12.13 per share, net of expenses) under the continuous offering program. Additions to common equity capital related to equity awards to directors and employees totaled $1,276,000, $910,000 and $613,000 during the three years ended December 31, 2008, respectively, including proceeds from the exercise of option awards of $52,000, $257,000 and $98,000, respectively. See NOTE 11 for further information pertaining to long-term equity-based awards.
     Capstead’s Charter provides that if its board of directors determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead REIT to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common or preferred shares to any person whose ownership of the shares would result in Capstead REIT being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any of its shares to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

     Comprehensive income is net income plus other comprehensive income (loss). The following provides information regarding the components of comprehensive income (loss) (in thousands):

	Year Ended December 31
	2008	2007	2006

Net income:	$125,923	$24,713	$3,843

Other comprehensive income (loss):
Amounts related to available-for-sale securities:
Reclassification adjustments for amounts included in net income	1,484	5,348	—
Change in net unrealized gains	(30,724)	16,785	12,495

Amounts related to cash flow hedges:
Change in net unrealized losses	(43,813)	(2,505)	—
Early termination of interest rate swap agreement	(2,275)	—	—
Reclassification adjustment for amounts included in net income	988	(103)	(55)

Other comprehensive income (loss)	(74,340)	19,525	12,440

Comprehensive income	$51,583	$44,238	$16,283

     The Accumulated other comprehensive income (loss) component of Stockholders’ equity as of December 31, 2008 and 2007 consisted of $10.2 million and $39.4 million in net unrealized gains on mortgage securities held available-for-sale, $46.3 million and $2.5 million in net unrealized losses on Derivatives held as cash flow hedges and the amortized balances of a $1.3 million realized loss and $54,000 in realized gains related to terminated cash flow hedges, respectively.
NOTE 11 — COMPENSATION PROGRAMS
     The compensation committee of Capstead’s board of directors administers all compensation programs for officers and employees including base salaries, annual incentive compensation, long-term equity-based awards, as well as other benefit programs.
     To augment base salaries of certain executive officers, in September 2008 the committee implemented a cash compensation program that provides for payments equal to the per share dividend declared on the Company’s common stock multiplied by a notional amount of non-vesting or “phantom” common shares (“Dividend Equivalents”). Dividend Equivalents are not attached to any stock or option awards and only have the right to receive the same cash distributions as the Company’s common stockholders are entitled to receive during the term of the Dividend Equivalents, subject to certain conditions, including continuous service. In implementing this program, initial Dividend Equivalents for 225,000 phantom common shares with terms ending on July 1, 2012 were made to certain executive officers. In 2008, the Company recognized in General and administrative expense $205,000 related to this program.
     In order to provide officers and employees with an appropriate performance-based annual incentive compensation opportunity, each year the committee approves an incentive formula to create an incentive pool equal to a percentage participation in the Company’s earnings in excess of a pre-established performance threshold. The committee has complete discretion with respect to the amount to be distributed from the pool, including its allocation between executive officers and other employees.

Capstead Mortgage Corporation
     The annual incentive compensation formula adopted for 2008 provided for the creation of an incentive pool equal to a 10 percent participation in “earnings” in excess of “benchmark earnings.” For purposes of the calculation, earnings were defined as Net income available to common stockholders, excluding Incentive compensation expense and any gains or losses from portfolio restructurings. Benchmark earnings were determined by multiplying the average 10-year U.S. Treasury rate plus 200 basis points by average common stockholders’ equity, excluding the recorded value of preferred equity, Accumulated other comprehensive income (loss), incentive compensation accruals and any gains or losses from portfolio restructurings. The committee used its discretion to limit the annual incentive compensation awarded in 2008 to $6 million. Under similar incentive formulas followed during 2007 and 2006, no annual incentive compensation was awarded.
     For 2009 the committee modified the annual incentive compensation formula for determining the incentive pool and established a guideline for determining the maximum amount available to be paid in any single year. For purposes of the new calculation, the definition of earnings has been modified to equal Net income excluding Incentive compensation expense, gains or losses from portfolio restructurings and interest on Unsecured borrowings (net of equity in the earnings of related statutory trusts reflected in the balance sheet as Investments in unconsolidated affiliates). The definition of average common stockholders’ equity previously used in determining benchmark earnings has been replaced with “average long-term investment capital” defined as average Stockholders’ equity (excluding Accumulated other comprehensive income (loss), incentive compensation accruals, any gains or losses from portfolio restructurings) and Unsecured borrowings, net of related investments in statutory trusts. The definition of “benchmark earnings” has been modified to equal the greater of the average 10-year U.S. Treasury rate plus 200 basis points or 8.00%, multiplied by average long-term investment capital, as defined. The guideline established for the maximum amount to be paid in any single year will be equal to 50 basis points multiplied by average long-term investment capital, as defined.
     The Company sponsors long-term equity-based award plans to provide for the issuance of stock awards, option awards and other long-term equity-based awards to directors and employees (collectively, the “Plans”). As of December 31, 2008, the Plans had 1,583,299 common shares remaining available for future issuance.
     In 2005 stock awards for a total of 172,600 common shares were issued to directors and employees (average grant date fair value: $7.86 per share) that vest in four annual installments, subject to certain restrictions, including continuous service. In December 2006 stock awards for a total of 197,500 common shares were issued to employees (grant date fair value: $8.19 per share) that vest in four annual installments beginning January 2, 2008, subject to similar restrictions. Also during 2006, stock awards for 21,457 common shares were issued to a new employee and certain directors (average grant date fair value: $6.86 per share), 6,457 shares of which were vested at grant with the remaining shares vesting proportionally over three years, subject to similar restrictions. In 2007, stock awards totaling 6,000 common shares were issued to directors that vested April 15, 2008 (grant date fair value $9.81). In December 2007, stock awards totaling 150,000 common shares were issued to employees that vest in six annual installments beginning January 2, 2009 (grant date fair value $13.05) subject to similar restrictions.
     In May 2008, stock awards totaling 6,000 common shares were issued to directors that vest April 15, 2009 (grant date fair value $12.87). In December 2008, performance-based stock awards totaling 140,658 common shares were issued to employees (grant date fair value $10.18). The first 50% of these awards vest provided certain performance criteria pertaining to a three-year measurement period ending December 31, 2011 are met. The

Capstead Mortgage Corporation
remaining 50% vests provided performance criteria pertaining to a three-year measurement period ending December 31, 2012 are met. If the performance criteria are not met at the end of a three-year measurement period, vesting will be deferred and a new three-year measurement period will be established to include the subsequent year, up to and including 2015. Any remaining unvested awards will expire if the performance criteria for the final three-year measurement period ending December 31, 2015 are not met. The performance criteria establishes an annualized threshold return on the Company’s long-term investment capital, subject to certain adjustments, of the greater of 8.0% or the average 10-year U.S. Treasury rate plus 200 basis points that must be exceeded for the awards to vest. Stock award activity during the year ended December 31, 2008 is summarized below:

		Weighted Average
	Number of	Grant Date
	Shares	Fair Value

Stock awards outstanding at beginning of year	431,200	$9.82
Grants	146,658	10.29
Forfeitures	(3,875)	10.70
Vested	(94,851)	8.10

Stock awards outstanding at end of year	479,132	10.30

     Option awards currently outstanding have contractual terms and vesting requirements at the grant date of up to ten years and generally have been issued with strike prices equal to the quoted market prices of the Company’s common shares on the date of grant. The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model. The Company estimates option exercises, expected holding periods and forfeitures based on past experience and current expectations for option performance and employee or director attrition. The risk-free rate is based on market rates for the expected life of the option. Expected dividends are based on historical experience and expectations for future performance. Expected volatility is based on historical experience.
     During 2005 option awards granted to directors and employees totaled 430,000 shares with an average price of $7.85 and an average fair value of $0.61 per share, which was determined using average expected terms of four years, volatility factors of 27%, dividend yields of 10% and risk-free rates of 3.76%. During 2006 option awards granted to directors and employees totaled 258,000 shares with an average price of $7.43 and an average fair value of $0.78 per share, which was determined using average expected terms of four years, volatility factors of 31%, dividend yields of 10% and risk-free rates of 4.91%. During 2007 option awards granted to directors and employees totaled 220,500 shares with an average price of $10.46 and an average fair value of $0.89 per share, which was determined using average expected terms of four years, volatility factors of 27%, dividend yields of 10% and risk-free rates of 4.60%. Option award activity during the year ended December 31, 2008 is summarized below:

	Number of	Weighted Average
	Shares	Exercise Price

Option awards outstanding at beginning of year	948,656	$11.47
Grants (average fair value $2.08) *	30,000	12.87
Forfeitures	(1,875)	10.06
Expirations	(133,224)	29.91
Exercises	(287,807)	7.62

Option awards outstanding at end of year	555,750	9.12

*	Option awards granted during 2008 to directors were valued with average expected terms of four years, volatility factors of 50%, dividend yields of 12% and risk-free rates of 2.91%.

Capstead Mortgage Corporation
     Exercisable option awards outstanding as of December 31, 2008 totaled 215,875 and had a weighted average remaining contractual term of seven years, an average exercise price of $8.94 and aggregate intrinsic value of $431,000. The total intrinsic value of option awards exercised was $2.8 million, $133,000 and $5,000 in 2008, 2007 and 2006, respectively. Unrecognized compensation costs for all unvested equity awards totaled $4.1 million as of December 31, 2008, to be expensed over a weighted average period of 2.4 years.
     The Company sponsors a qualified defined contribution retirement plan for all employees and a nonqualified deferred compensation plan for certain of its officers. In general the Company matches up to 50% of a participant’s voluntary contribution up to a maximum of 6% of a participant’s compensation and discretionary contributions of up to another 3% of compensation regardless of participation in the plans. All Company contributions are subject to certain vesting requirements. The Company recognized in General and administrative expense related contribution expense of $506,000, $81,000 and $113,000 in 2008, 2007 and 2006, respectively.
NOTE 12 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)
     The New York Stock Exchange trading symbol for Capstead’s common shares is CMO. As of December 31, 2008, the Company had 1,562 common stockholders of record and depository companies held common shares for 23,430 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Sales Prices		Dividends	Sales Prices		Dividends
	High	Low	Declared	High	Low	Declared

First quarter	$18.62	$8.69	$0.52	$10.02	$7.75	$0.02
Second quarter	13.83	10.71	0.59	10.73	9.01	0.04
Third quarter	13.35	9.08	0.55	10.68	8.01	0.04
Fourth quarter	10.93	7.52	0.36	13.84	10.06	0.24
NOTE 13 — NET INTEREST INCOME ANALYSIS (UNAUDITED)
     The following tables summarize interest income, interest expense and weighted average interest rates as well as related changes in interest income and interest expense due to changes in interest rates versus changes in volume (dollars in thousands):

	2008		2007		2006
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate

Interest income:
Mortgage securities and similar investments	$398,285	5.22%	$310,698	5.64%	$242,859	4.94%
Other	2,204	2.57	945	4.76	413	4.79

	400,489	5.19	311,643	5.64	243,272	4.94

Interest expense:
Repurchase arrangements and similar borrowings	(249,706)	3.53	(266,901)	5.12	(228,379)	4.92
Unsecured borrowings	(8,747)	8.49	(8,747)	8.49	(7,142)	8.38

	(258,453)	3.60	(275,648)	5.19	(235,521)	4.98

	$142,036	1.59	$35,995	0.45	$7,751	(0.04)

Capstead Mortgage Corporation

	Rate *	Volume*	Total *

2008/2007
Interest income:
Mortgage securities and similar investments	$(24,638)	$112,225	$87,587
Other	(613)	1,872	1,259

	(25,251)	114,097	88,846

Interest expense:
Repurchase arrangements and similar borrowings	(95,362)	78,167	(17,195)
Unsecured borrowings	—	—	—

	(95,362)	78,167	(17,195)

	$70,111	$35,930	$106,041

2007/2006
Interest income:
Mortgage securities and similar investments	$36,661	$31,178	$67,839
Other	(3)	535	532

	36,658	31,713	68,371

Interest expense:
Repurchase arrangements and similar borrowings	9,437	29,085	38,522
Unsecured borrowings	95	1,510	1,605

	9,532	30,595	40,127

	$27,126	$1,118	$28,244

*	The change in interest income and interest expense due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.
NOTE 14 — QUARTERLY RESULTS (UNAUDITED)
     Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year Ended December 31, 2008
Interest income	$107,155	$98,114	$99,551	$95,669
Interest expense	(71,493)	(57,206)	(62,218)	(67,536)

	35,662	40,908	37,333	28,133
Loss from portfolio restructurings	(1,408)	—	—	(76)
Other revenue (expense)	(4,172)	(4,245)	(2,651)	(3,820)
Equity in earnings of unconsolidated affiliates	65	65	64	65

Net income	$30,147	$36,728	$34,746	$24,302

Basic earnings per common share	$0.54	$0.59	$0.53	$0.32
Diluted earnings per common share	0.53	0.58	0.52	0.32

Year Ended December 31, 2007
Interest income	$72,204	$75,834	$75,161	$88,444
Interest expense	(65,776)	(69,294)	(68,664)	(71,914)

	6,428	6,540	6,497	16,530
Gain (loss) from portfolio restructurings	—	—	(8,276)	593
Other revenue (expense)	(865)	(1,341)	(1,616)	(1,560)
Equity in earnings of unconsolidated affiliates	664	575	247	297

Net income (loss)	$6,227	$5,774	$(3,148)	$15,860

Basic and diluted earnings (loss) per common share	$0.06	$0.04	$(0.43)	$0.31

Capstead Mortgage Corporation
Selected Financial Data
(In thousands, except per share amounts)

	As of or for the year ended December 31
	2008	2007	2006	2005	2004

Selected statement of income and per share data:
Interest income:
Mortgage securities and similar investments	$398,285	$310,698	$242,859	$130,333	$91,121
Other	2,204	945	413	332	323

	400,489	311,643	243,272	130,665	91,444

Interest expense:
Repurchase arrangements and similar borrowings	(249,706)	(266,901)	(228,379)	(105,937)	(44,939)
Unsecured borrowings	(8,747)	(8,747)	(7,142)	(972)	—

	(258,453)	(275,648)	(235,521)	(106,909)	(44,939)

	142,036	35,995	7,751	23,756	46,505
Loss from portfolio restructurings (a)	(1,484)	(7,683)	—	—	—
Other revenue (expense)	(14,629)	(3,599)	(3,908)	(6,561)	(6,636)

Income from continuing operations	125,923	24,713	3,843	17,195	39,869
Income from discontinued operation, net of taxes (b)	—	—	—	39,997	1,936

Net income	$125,923	$24,713	$3,843	$57,192	$41,805

Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$105,672	$4,457	$(16,413)	$36,936	$21,546

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$1.96	$0.19	$(0.87)	$(0.16)	$1.22
Income from discontinued operation	—	—	—	2.12	0.12

	$1.96	$0.19	$(0.87)	$1.96	$1.34

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$1.94	$0.19	$(0.87)	$(0.16)	$1.21
Income from discontinued operation	—	—	—	2.12	0.12

	$1.94	$0.19	$(0.87)	$1.96	$1.33

Cash dividends per common share	$2.02	$0.34	$0.08	$0.32	$1.58

Average number of common shares outstanding: (c)
Basic	54,007	22,947	18,902	18,868	16,100
Diluted	54,597	23,194	18,902	18,868	16,437

Selected balance sheet data:
Mortgage securities and similar investments	$7,499,530	$7,108,719	$5,252,399	$4,368,025	$3,438,559
Assets of discontinued operation (b)	—	—	—	—	141,037
Total assets	7,729,362	7,208,926	5,348,002	4,464,248	3,687,982
Repurchase arrangements and similar borrowings	6,751,500	6,500,362	4,876,134	4,023,686	3,221,794
Long-term investment capital: (d)
Unsecured borrowings, net	99,978	99,978	99,978	74,980	—
Stockholders’ equity (c)	760,450	560,917	339,962	344,849	332,539
Book value per common share (unaudited)	9.14	9.25	8.13	8.48	7.91

NOTE:	This table summarizes selected financial information. For additional information, refer to the audited financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(a)	In response to contracting liquidity conditions present at various times in 2008 and 2007, Capstead reduced its portfolio leverage through limited asset sales.

(b)	In December 2005 the Company sold its real estate held for lease resulting in discontinued operation accounting treatment for this investment.

(c)	During 2008 and 2007, the Company raised $281 million and $207 million in common equity capital, respectively. As of December 31, 2008, common shares issued and outstanding totaled 63,135,033.

(d)	Long-term investment capital consists of long-term unsecured borrowings, net of related investments in statutory trusts accounted for as unconsolidated affiliates, along with preferred and common stockholders’ equity.

Capstead Mortgage Corporation
Management’s Discussion and Analysis of Financial
Condition and Results of Operations
FINANCIAL CONDITION
Overview
     Capstead Mortgage Corporation (together with its subsidiaries, “Capstead” or the “Company”) operates as a self-managed real estate investment trust for federal income tax purposes (a “REIT”) and is based in Dallas, Texas. Capstead earns income from investing in a leveraged portfolio of residential mortgage pass-through securities consisting almost exclusively of adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac (together, the GSEs”), or by an agency of the federal government, Ginnie Mae. Agency-guaranteed mortgage securities (“Agency Securities”), carry an implied AAA rating with limited, if any, credit risk. The September 2008 conservatorship of the GSEs by its federal regulator, and related capital commitments to the GSEs made by the U.S. Treasury, have served to help alleviate market concerns regarding the ability of the GSEs to fulfill their guarantee obligations. Management believes this strategy can produce attractive risk-adjusted returns over the long term while substantially eliminating credit risk and reducing, but not eliminating, sensitivity to changes in interest rates.
     Capstead typically finances its investments with borrowings under repurchase arrangements with commercial banks and other financial institutions supported by its long-term investment capital, which consists of common stockholders’ equity together with $179 million of perpetual preferred stockholders’ equity (recorded amount) and $100 million of long-term unsecured borrowings (net of related investments in statutory trusts). During 2008, the Company increased its long-term investment capital by 30% to $860 million, primarily through common equity capital raises totaling $281 million that were partially offset by declines in the fair value of the Company’s mortgage securities and similar investments and interest rate swap agreements held as cash flow hedges.
     Since August 2007, deteriorating conditions in the credit markets have led to concerns about the the ability of GSEs to fulfill their guarantee obligations and the availability of sufficient financing to maintain then existing leverage levels for the mortgage REIT industry. From a credit risk perspective, the real or implied federal government guarantee associated with Agency Securities, particularly in light of the recent conservatorship of the GSEs and other government support for these entities, helps ensure that fluctuations in value due to credit risk associated with these securities will be limited. From a market liquidity perspective, Capstead has reduced its portfolio leverage (borrowings under repurchase arrangements and similar borrowings divided by long-term investment capital) to 7.85 to one at December 31, 2008 from 9.84 to one the prior year-end, by raising a significant amount of new common equity capital, selling a limited amount of mortgage securities, and, when appropriate, curtailing the replacement of portfolio runoff. Together with maintaining higher than usual cash balances and expanding the number of lending counterparties with whom the Company routinely does business, these actions have increased the Company’s financial flexibility to address challenging credit market conditions. Management currently believes it is appropriate to maintain the Company’s leverage at or below the low end of its targeted range of eight to 12 times long-term investment capital and will take actions similar to those described above in order to maintain sufficient financial flexibility should market conditions warrant.

Capstead Mortgage Corporation
     Capstead’s earned nearly $126 million in 2008 compared to less than $25 million in 2007 primarily as a result of increased financing spreads (the difference between yields on the Company’s interest-earning assets and rates on interest-bearing liabilities) and higher average portfolio balances as the Company deployed $487 million in new common equity capital raised since October 2007 into additional holdings of ARM Agency Securities, albeit at lower leverage levels than in previous years. Financing spreads averaged 159 basis points during 2008, compared to 45 basis points during 2007, benefitting from significantly lower borrowing rates primarily attributable to dramatically lower short-term interest rates prevailing throughout much of the year.
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
Risk Factors and Critical Accounting Policies
     Under the captions “Risk Factors” and “Critical Accounting Policies” are discussions of risk factors and critical accounting policies affecting Capstead’s financial condition and earnings that are an integral part of this discussion and analysis. Readers are strongly urged to consider the potential impact of these factors and accounting policies on the Company and its financial results while reading this document.
Residential Mortgage Investments
     Managing a large portfolio of residential mortgage investments consisting primarily of ARM Agency Securities is the core focus of Capstead’s investment strategy. As of December 31, 2008, residential mortgage investments totaled $7.46 billion, consisting of over 99% ARM Agency Securities. This compares with residential mortgage investments totaling $7.07 billion as of December 31, 2007. Non-agency-guaranteed residential mortgage investments held by Capstead were limited to $20 million as of December 31, 2008 and consist of well-seasoned, low loan-to-value mortgage loans remaining from a conduit operation operated by the Company in the early 1990’s. The Company holds the related credit risk associated with $15 million of these loans, and the remainder of these investments are held as collateral for structured financings whereby the related credit risk is borne by the securitizations’ bondholders.
     Agency Securities carry an implied AAA rating with limited, if any, credit risk because the timely payment of principal and interest is guaranteed by the GSEs, which are federally chartered corporations, or an agency of the federal government, Ginnie Mae. The September 2008 conservatorship of the GSEs by their federal regulator, and related capital commitments to the GSEs made by the U.S. Treasury, have served to help alleviate market concerns regarding the ability of the GSEs to fulfill their guarantee obligations. By focusing on investing in relatively short-duration ARM Agency Securities, declines in fair value caused by increases in interest rates are typically relatively modest compared to investments in longer-duration, fixed-rate assets. These declines are generally recoverable in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment allowing for the potential recovery of financing spreads diminished during periods of rising interest rates.

Capstead Mortgage Corporation
     ARM securities are backed by residential mortgage loans that have coupon interest rates that adjust at least annually to more current interest rates or begin doing so after an initial fixed-rate period. After the initial fixed-rate period, if applicable, mortgage loans underlying ARM securities either (i) adjust annually based on specified margins over the one-year Constant Maturity U.S. Treasury Note Rate (“CMT”) or the one-year London interbank offered rate (“LIBOR”), (ii) adjust semiannually based on specified margins over six-month LIBOR, or (iii) adjust monthly based on specified margins over indexes such as one-month LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, or over a rolling twelve month average of the one-year CMT index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the contractual term of the loans. The Company classifies its ARM securities based on each security’s average number of months until coupon reset (“months-to-roll”). Current-reset ARM securities have a months-to-roll of 18 months or less while longer-to-reset ARM securities have a months-to-roll of greater than 18 months. As of December 31, 2008, the Company’s ARM securities featured the following characteristics (dollars in thousands):

			Fully	Average	Average	Average	Months
		Net	Indexed	Net	Periodic	Lifetime	To
ARM Type	Basis(a)	WAC(b)	WAC(b)	Margins	Caps	Caps	Roll

Current-reset ARMs:
Agency Securities:
Fannie Mae/Freddie Mac	$4,120,536	4.72%	3.06%	1.85%	4.01%	10.51%	4.5
Ginnie Mae	396,965	4.94	2.03	1.53	1.00	9.98	5.7
Residential mortgage loans	9,132	5.58	3.80	2.05	1.52	11.14	5.2

	4,526,633	4.74	2.97	1.82	3.74	10.47	4.6

Longer-to-reset ARMs:
Agency Securities:
Fannie Mae/Freddie Mac	2,898,791	6.10	3.46	1.67	2.75	11.58	35.1

	$7,425,424	5.27	3.16	1.76	3.35	10.90	16.5

(a)	Basis represents the Company’s investment (unpaid principal balance plus unamortized investment premium) before unrealized gains and losses. As of December 31, 2008, the ratio of basis to related unpaid principal balance for the Company’s ARM securities was 101.27. This table excludes $6 million in fixed-rate residential mortgage loans, $10 million in fixed-rate Agency Securities and $5 million in private residential mortgage pass-through securities held as collateral for structured financings.

(b)	Net WAC, or weighted average coupon, is presented net of servicing and other fees. Fully indexed WAC represents the coupon upon one or more resets using interest rate indexes as of December 31, 2008 and the applicable net margin.
     Capstead typically finances its current-reset ARM securities using 30-day borrowings under uncommitted repurchase arrangements with commercial banks and other financial institutions that are re-established monthly, although terms on a portion of these borrowings may be extended at times to manage market liquidity conditions or to take advantage of attractive terms. Interest rates on these borrowings are based on prevailing rates corresponding to the terms of the borrowings. Prior to the credit market turmoil that began in August 2007, the Company used longer-dated repurchase arrangements to effectively lock in financing spreads on investments in longer-to-reset ARM securities for a significant portion of the fixed-rate terms of these investments. As of December 31, 2008, these longer-term borrowings consisted of a series of repurchase arrangements totaling $1.13 billion with remaining terms of from one to eight months and an average maturity of five months. As of December 31, 2008, borrowings under repurchase arrangements totaled $6.75 billion.
     In November 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements entered into with large commercial banks in lieu of longer-term borrowings. Under the terms of the interest

Capstead Mortgage Corporation
rate swap agreements held by Capstead as of December 31, 2008, the Company pays fixed rates of interest averaging 3.44% on notional amounts totaling $1.90 billion with an average maturity of 13 months. Subsequent to year-end, the Company increased its swap positions by an additional $400 million notional amount under which the Company will pay an average fixed rate of 1.37% for two years. Variable payments received by the Company under these agreements tend to offset interest accruing on a like amount of the Company’s 30- to 90-day borrowings leaving the fixed-rate payments to be paid on the swap agreements as the Company’s effective borrowing rate, subject to certain adjustments. The Company intends to continue to manage interest rate risk associated with holdings of longer-to-reset ARM securities by utilizing suitable derivative financial instruments (“Derivatives”) such as interest rate swap agreements as well as longer-dated committed borrowings if available at attractive terms.
     In response to further deterioration in credit market conditions during 2008, Capstead reduced its portfolio leverage in part by selling Agency Securities with a cost basis of $883 million (recognizing losses from portfolio restructuring totaling $1.5 million) and, when appropriate, curtailing the replacement of portfolio runoff. In addition, the Company increased the number of lending counterparties with which it had borrowings outstanding to 18 as of December 31, 2008, up from 14 a year earlier and ten in September 2007. Portfolio acquisitions totaled $2.85 billion during 2008, while portfolio runoff totaled $1.51 billion for the same period. Portfolio runoff declined to an annualized rate of 18% during 2008 compared to 28% during 2007, reflecting the pronounced contraction seen in residential mortgage lending, largely because of national trends toward declining home values and tighter mortgage loan underwriting standards. Since Capstead typically purchases investments at a premium to the asset’s unpaid principal balance, high levels of mortgage prepayments can put downward pressure on ARM security yields because the level of mortgage prepayments impacts how quickly investment premiums are written off against earnings as portfolio yield adjustments.
Commercial Real Estate-related Assets
     Since the spring of 2000 Capstead periodically augmented its core investment strategy with investments in credit-sensitive commercial real estate-related assets that could earn attractive risk-adjusted returns. Over the years these alternative investments have included a portfolio of net-leased senior living centers as well as commercial mortgage securities and subordinated loans supported by interests in commercial real estate; however, the overall level of capital committed to these investments has been relatively modest. In light of overall credit market conditions, management has concluded that it will not pursue additional investments in commercial real estate-related assets in order to focus its efforts on the Company’s core portfolio of ARM Agency Securities.
     As of December 31, 2008, Capstead’s investments in commercial real estate-related assets consisted of (a) $5 million in subordinated loans to a Dallas, Texas-based developer expected to be repaid through townhome and land sales, and (b) $38 million in subordinated loans collateralized by a Four Seasons hotel in the Nevis West Indies that matured October 9, 2008 and was subsequently damaged by Hurricane Omar. The borrower maintains wind and business interruption insurance coverage, which together with related reserves, should be sufficient to repair the hotel for reopening during the fall of 2009. In January 2009 the Company filed suit against the loan servicer and a lien holder subordinate to Capstead, to enforce the Company’s rights under the loan documents, including, among other items, to be named the controlling holder representing the lending group in negotiating with the borrower

Capstead Mortgage Corporation
and/or otherwise reaching a resolution for the financing of this property. Management has concluded that the Company is likely to recover its investments in these loans and no impairment charges were deemed appropriate at December 31, 2008.
Common Equity Offerings
     In February 2008 Capstead completed its third public offering since October 2007 raising nearly $127 million in new common equity capital, after underwriting discounts and offering expenses, through the issuance of 8.6 million common shares at a price of $15.50 per share ($14.74 per share, net of expenses). Also during 2008, the Company raised $154 million by issuing 13.4 million common shares into the open market on a limited basis under its continuous offering program at an average price of $11.70 per share ($11.49 per share, net of expenses). During the fourth quarter of 2007 the Company raised $206 million with two public offerings and the continuous offering program bringing total capital raised since October 2007 to $487 million. The Company may raise more capital in future periods, subject to market conditions and blackout periods associated with the dissemination of earnings and dividend announcements and other important company-specific news.
Book Value per Common Share
     Nearly all of the Company’s mortgage investments and all of its interest rate swap agreements are reflected at fair value on the Company’s balance sheet and are therefore included in the calculation of book value per common share. The fair value of these positions is impacted by credit market conditions, including changes in interest rates, and the availability of financing at reasonable rates and leverage levels. The Company’s investment strategy attempts to mitigate these risks by focusing almost exclusively on investments in Agency Securities, which are considered to have little, if any, credit risk and are collateralized by ARM loans that have interest rates that reset periodically to more current levels. Because of these characteristics, the fair value of Capstead’s portfolio is considerably less vulnerable to significant pricing declines caused by credit concerns or rising interest rates compared to portfolios that contain a significant amount of non-agency and/or fixed-rate mortgage securities of any type, which generally results in a more stable book value per common share.
     As of December 31, 2008, Capstead’s book value per common share (total stockholders’ equity less liquidation preferences of the Company’s Series A and B preferred shares divided by shares outstanding) was $9.14, a decline of $0.11 from December 31, 2007. The following table progresses book value per common share during 2008:

Per Common
Share

Book value, beginning of year	$9.25
Accretion attributed to capital transactions	1.20
Dividend distributions in excess of earnings	(0.13)
Accumulated other comprehensive income items:
Change in value of mortgage securities	(0.46)
Change in value of interest rate swap agreements held as cash flow hedges	(0.70)
Termination of interest rate swap agreement held as a cash flow hedge	(0.02)

Book value, end of year	$9.14

Capstead Mortgage Corporation
     As global credit market conditions worsened during 2008, market yields on Agency Securities widened relative to benchmark interest rate swap yields resulting in significant declines in the fair value of Capstead’s mortgage investments. This trend of wider spreads began to reverse in mid-December 2008, which allowed for the recovery of some of this decline in fair value before year-end. Subsequent to year-end, spreads on mortgage assets have continued to tighten, further improving portfolio valuations. With the decline in market interest rates during 2008, market yields for interest rate swaps declined considerably resulting in declines in the fair value of the Company’s swap positions. Taken together, these valuation-related declines nearly offset accretion from the Company’s capital-raising activities.
Utilization of Long-term Investment Capital and Potential Liquidity
     Capstead finances a majority of its holdings of residential mortgage securities with commercial banks and other financial institutions using repurchase arrangements supported by the Company’s long-term investment capital. Assuming potential liquidity is available, borrowings under repurchase agreements generally can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. Consequently, the Company’s potential liquidity inherent in its investment portfolios is as important as the actual level of cash and cash equivalents carried on the balance sheet. Potential liquidity is affected by, among other things, real (or perceived) changes in market value of assets pledged; principal prepayments; collateral requirements of the Company’s lenders; and general conditions in the commercial banking and mortgage finance industries. Future levels of portfolio leverage will be dependent upon many factors, including the size and composition of the Company’s investment portfolios (see “Liquidity and Capital Resources.”) Capstead’s utilization of long-term investment capital and its estimated potential liquidity were as follows as of December 31, 2008 in comparison with December 31, 2007 (in thousands):

		Repurchase
		Arrangements
		and Similar	Capital	Potential
	Investments (a)	Borrowings	Employed (a)	Liquidity (a)
Residential mortgage securities	$7,456,086	$6,751,500	$704,586	$228,820
Commercial real estate-related assets	43,444	—	43,444	—

	$7,499,530	$6,751,500	748,030	228,820

Other assets, net of other liabilities			135,126	96,839
Fourth quarter common dividend			(22,728)	(22,728	) (b)

			$860,428	$302,931

Balances as of December 31, 2007	$7,108,719	$6,500,362	$660,895	$371,196

(a)	Investments are stated at carrying amounts on the Company’s balance sheet, which generally reflects management’s estimate of fair value as of the indicated dates. Potential liquidity is based on management’s estimate of the fair value of unpledged mortgage securities as of the indicated dates adjusted for other sources (uses) of liquidity, cash and cash equivalents, and dividends payable.

(b)	The fourth quarter 2008 common dividend was declared December 11, 2008 and paid January 20, 2009 to stockholders of record as of December 31, 2008.
     In order to prudently and efficiently manage its liquidity and capital resources, Capstead attempts to maintain sufficient liquidity reserves to fund margin calls (requirements to pledge additional collateral or pay down borrowings), including margin calls resulting from monthly principal payments (that are not remitted to the Company for 20 to 45 days after any given month-end), and anticipated declines in the market value of pledged assets under stressed market conditions.

Capstead Mortgage Corporation
     In response to deteriorating market conditions since August 2007, Capstead has reduced its portfolio leverage by raising new common equity capital, selling a limited amount of mortgage securities, and, when appropriate, curtailing the replacement of portfolio runoff. As a result of these efforts, the Company lowered its portfolio leverage from 11.50 to one at June 30, 2007 to 7.85 to one at December 31, 2008, which together with maintaining higher than usual cash balances and expanding the number of lending counterparties with whom the Company routinely does business, has increased the Company’s financial flexibility to address challenging credit market conditions. Throughout this period the Company met all margin calls. Management currently believes it is appropriate to maintain the Company’s leverage at or below the low end of its targeted range of eight to 12 times long-term investment capital and will take actions similar to those described above in order to maintain sufficient financial flexibility should market conditions warrant.
Off-balance Sheet Arrangements and Contractual Obligations
     As of December 31, 2008, Capstead did not have any off-balance sheet arrangements. The Company’s contractual obligations as of December 31, 2008, including an interest component based on contractual rates in effect on that date, were as follows (in thousands):

	Payments Due by Period
		12 Months	13 – 36	37 – 60	>Than
	Total	or Less	Months	Months	60 Months
Repurchase arrangements and similar borrowings	$6,781,616	$6,778,442	$2,093	$734	$347
Interest rate swap agreements, net	36,580	33,443	3,137	—	—
Unsecured borrowings	329,394	8,382	16,765	16,765	287,482
Corporate office lease	289	289	—	—	—
Other	1,040	1,040	—	—	—

	$7,148,919	$6,821,596	$21,995	$17,499	$287,829

     Obligations related to unsecured borrowings are presented excluding amounts to be returned to Capstead through its ownership of the related trusts’ common securities. Obligations under interest rate swap agreements are net of variable rate payments due Capstead under the agreements’ terms based on contractual rates in effect at year-end. This presentation excludes acquisitions of investments committed to subsequent to year-end and any other contractual obligations entered into after year-end.
Accounting for Seller-financed Acquisitions of Mortgage Securities
     Capstead generally pledges its Mortgage securities and similar investments as collateral under repurchase arrangements and a portion of the Company’s acquisitions may initially be financed with sellers. The Company records such assets and the related borrowings gross on its balance sheets, and the corresponding interest income and interest expense gross on its statements of income. In addition, the asset is typically a security held available-for-sale, and any change in fair value of the asset is recorded as a component of Accumulated other comprehensive income. In February 2008 the Financial Accounting Standards Board issued Staff Position 140-3 “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP140-3”). Under FSP140-3, certain seller-financed acquisitions entered into after December 31, 2008 will not qualify as acquisitions if the related financing is considered sufficiently linked to the acquisition transaction. Any such seller-financed acquisitions that are deemed to be sufficiently linked will be reported net of related

Capstead Mortgage Corporation
financings at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. Because such linkage is not expected to exist for the Company’s acquisitions and related financings, implementing FSP140-3 for acquisitions occurring in 2009 is not expected to have a material effect on Capstead’s results of operations, taxable income or financial condition. Implementing FSP140-3 is also not expected to affect the Company’s REIT status or cause it to fail to qualify for its exemption under Investment Company Act of 1940 which requires the Company to, among other things, maintain at least 55% of its assets directly in qualifying real estate interests.
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
     The characterization of the Company’s dividends for income tax purposes for the three years ended December 31, 2008 were as follows:

		Capital	Ordinary	Return of
	Dividends	Gain (a)	Income (b)	Capital (a)

2008
Common	$2.02	—%	94.14%	5.86%
Series A Preferred	1.60	—	100.00	—
Series B Preferred	1.26	—	100.00	—
2007
Common	0.34	—	79.85	20.15
Series A Preferred	1.60	—	100.00	—
Series B Preferred	1.26	—	100.00	—
2006
Common	0.08	—	—	100.00
Series A Preferred	1.60	—	16.00	84.00
Series B Preferred	1.26	—	16.19	83.81

(a)	The indicated characterization percentage is applicable to each dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2006 is available in the investor relations section of the Company’s website at www.capstead.com.

(b)	In 2007, 4.87% of ordinary income distributions to common stockholders and 3.89% of ordinary income distributions to preferred stockholders were reported as qualified dividend income. No qualified dividend income distributions were made in 2008 or 2006.

Capstead Mortgage Corporation
RESULTS OF OPERATIONS

	Year Ended December 31
	2008	2007	2006

Income statement data:
(dollars in thousands, except per share data)

Interest income:
Mortgage securities and similar investments	$398,285	$310,698	$242,859
Other	2,204	945	413

	400,489	311,643	243,272

Interest expense:
Repurchase arrangements and similar borrowings	(249,706)	(266,901)	(228,379)
Unsecured borrowings	(8,747)	(8,747)	(7,142)

	(258,453)	(275,648)	(235,521)

	142,036	35,995	7,751

Other revenue (expense):
Loss from portfolio restructurings	(1,484)	(7,683)	—
Miscellaneous other revenue (expense)	(109)	1,289	178
Incentive compensation expense	(6,000)	—	—
General and administrative expense	(8,779)	(6,671)	(6,454)

	(16,372)	(13,065)	(6,276)
Equity in earnings of unconsolidated affiliates	259	1,783	2,368

Net income	$125,923	$24,713	$3,843

Net income available (loss attributable) to common stockholders, after preferred share dividends	$105,672	$4,457	$(16,413)

Diluted earnings (loss) per common share	$1.94	$0.19	$(0.87)

Average diluted shares outstanding	54,597	23,194	18,902

Key operating statistics:
(dollars in millions, unaudited)

Average yields:
Mortgage securities and similar investments	5.22%	5.64%	4.94%
Other	2.57	4.76	4.79
Total average yields	5.19	5.64	4.94
Average borrowing rates:
Repurchase arrangements and similar borrowings	3.53	5.12	4.92
Unsecured borrowings	8.49	8.49	8.38
Total borrowing rates	3.60	5.19	4.98
Financing spreads	1.59	0.45	(0.04)
Net yield on total interest-earning assets	1.84	0.65	0.16
Average portfolio runoff rate	18.44	28.19	30.43
Average interest-earning assets and interest-bearing liabilities:
Mortgage securities and similar investments	$7,631	$5,510	$4,917
Other interest-earning assets	86	20	8
Repurchase arrangements and similar borrowings	6,961	5,140	4,579
Unsecured borrowings	103	103	85
Average long-term investment capital	813	484	418
General and administrative and incentive compensation expense as a percentage of average long-term investment capital	1.82%	1.38%	1.54%
Return on average long-term investment capital	15.48	5.11	0.92

Capstead Mortgage Corporation
2008 Compared to 2007
     Capstead’s net income totaled nearly $126 million in 2008 compared to less than $25 million in 2007 primarily as a result of increased net margins on mortgage securities and similar investments and other interest-earning assets. Net margins increased $106 million to $142 million reflecting significantly wider financing spreads and higher average portfolio balances.
     Financing spreads averaged 159 basis points during 2008 compared to an average of 45 basis points during 2007, having benefited from significantly lower borrowing rates primarily attributable to dramatically lower short-term interest rates prevailing throughout much of the year. Average portfolio yields were 45 basis points lower during 2008 at 5.19% reflecting lower market yields on acquisitions and lower yields on existing portfolio as the coupon interest rates on the underlying mortgage loans began resetting to rates more reflective of the current rate environment. Mitigating this decline in yields were slower mortgage prepayments in 2008. Portfolio runoff declined to an annualized rate of 18% during 2008 compared to 28% during 2007 reflecting the pronounced contraction seen in residential mortgage lending, largely because of national trends toward declining home values and tighter loan underwriting standards. Since Capstead typically purchases investments at a premium to the asset’s unpaid principal balance, the level of mortgage prepayments impacts how quickly these investment premiums are written off against earnings as yield adjustments.
     Average borrowing rates on interest-bearing liabilities declined 159 basis points to 3.60% during 2008. Approximately $3.19 billion and $1.54 billion of the Company’s average borrowings during 2008 and 2007, respectively, were relatively stable in terms of rate because of the use of interest rate swap agreements and longer-dated repurchase arrangements to effectively lock in financing spreads on investments in longer-to-reset ARM securities for a significant portion of the fixed-rate terms of these investments. On a combined basis, rates on the Company’s swap positions and longer-dated repurchase arrangements averaged 4.18% and 4.92% during 2008 and 2007, respectively. The remainder of the Company’s borrowings under repurchase arrangements reset in rate every 30 to 90 days as they were re-established or rolled at prevailing rates corresponding to the terms of the borrowings. Rates on these borrowings averaged 2.94% during 2008 compared to 5.20% during 2007, benefiting from efforts by the Federal Reserve to support the economy and the credit markets by lowering its federal funds target rate from 5.25% in early September 2007 to its current target range of from zero to 0.25%.
     Average outstanding balances of mortgage securities and similar investments were higher during 2008 by $2.12 billion over the prior year primarily as a result of the Company deploying $487 million in new common equity capital raised since October 2007 into additional holdings of ARM Agency Securities, albeit at lower leverage levels. Portfolio leverage began the year at 9.84 to one and was reduced to 7.85 to one by year-end.
     Other interest income benefited during 2008 from higher balances of overnight investments and cash collateral receivables from interest rate swap counterparties even as yields on these balances declined with the overall trend of declining market interest rates.
     As part of its efforts to reduce portfolio leverage, during 2008 the Company sold ARM Agency Securities with a cost basis of $883 million for a relatively modest loss from portfolio restructurings. See below for discussion of 2007 portfolio restructuring activity.
     Miscellaneous other revenue (expense) for 2008 declined considerably over the prior year primarily because the prior year included the release of funds held by the trustee for costs associated with the Company’s structured financings that ultimately were not expended and certain other items of a nonrecurring nature.

Capstead Mortgage Corporation
     Incentive compensation expense in 2008 relates to the Company’s annual incentive compensation program which provided for a 10% participation in annual earnings, as adjusted, in excess of a benchmark amount calculated based on average common stockholders’ equity for the year, after certain adjustments, multiplied by the average 10-year U.S. Treasury rate plus 200 basis points. In September, the compensation committee of the board used its discretion to limit the amount of incentive compensation to be awarded in 2008 to $6 million. No incentive compensation was earned in 2007. See “NOTE 11” to the accompanying consolidated financial statements for additional information regarding changes to the Company’s annual incentive compensation program for 2009.
     General and administrative expense for 2008 increased over the prior year primarily as a result of higher compensation and professional service-related costs in large part due to expansion of the Company’s capital base and operating platform, as well as adjustments made in the Company’s compensation programs.
     Equity in earnings of unconsolidated affiliates for 2008 reflects Capstead’s interest in three statutory trusts formed to issue $3 million in trust common securities to the Company and $100 million of trust preferred securities to unrelated third parties and consists solely of the trust common securities’ pro rata share in interest on $103 million in junior subordinated notes issued by the Company to the statutory trusts (reflected as unsecured borrowings on the Company’s balance sheets and interest in unsecured borrowings on its statements of income). Results for the same period in 2007 also included the Company’s equity in the earnings of a commercial real estate loan joint venture that was consolidated by the Company beginning in November 2007 after the Company acquired its partner’s interest in the joint venture.
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
     As a result of a prolonged Federal Reserve rate tightening effort that increased the federal funds rate 425 basis points over a two-year period to 5.25% by June 2006, financing spreads fell to a negative 22 basis points by the third quarter of 2006 before beginning to recover and averaged a negative four basis points during 2006. Financing spreads continued improving over the course of 2007 with average yields peaking at 5.79% during the fourth quarter. Borrowing rates averaged 5.27% through the second quarter of 2007, before increasing to an average of 5.31% during the third quarter in reaction to the sharply contracting liquidity in the credit markets. Borrowing rates declined considerably during the fourth quarter of 2007 to an average of 4.94% as liquidity concerns lessened and the Federal Reserve reduced its target for the federal funds rate by 100 basis points between mid-September and year-end.
     In response to the unfolding credit market turmoil, Capstead reduced its portfolio leverage from 11.50 to one at June 30, 2007 to 9.84 to one by year-end in part by selling $832 million of ARM Agency Securities and $18 million of its modest portfolio of non-agency-guaranteed residential mortgage investments, incurring a loss on sale of $5.3 million and a loss of $2.3 million from terminating related longer-dated repurchase arrangements. Even with this portfolio restructuring, average outstanding balances of mortgage securities

Capstead Mortgage Corporation
and similar investments during 2007 were higher by $593 million over the prior year primarily as a result of the Company fully deploying $206 million in common equity capital raised during the fourth quarter of 2007 into additional holdings of ARM Agency Securities.
     Other interest income benefited from higher average overnight investment balances during 2007 than in the prior year.
     The increase in interest on unsecured borrowings reflects interest charges associated with an additional $26 million in 10-year fixed, 20-year floating rate junior subordinated notes issued in September 2006 to a statutory trust formed by the Company.
     The increase in miscellaneous other revenue (expense) reflects the release of $1.2 million in funds held by the trustee for costs associated with the Company’s structured financings that ultimately were not expended, a $119,000 gain on interest rate swap agreements held prior to designation as cash flow hedges, and certain other items of a nonrecurring nature.
     Equity in earnings of unconsolidated affiliates includes equity in earnings of a 75%-owned commercial real estate loan joint venture totaling $1.5 million during 2007 compared to $2.2 million during 2006. The decline reflects the payoff in June 2007 of one of the venture’s two remaining investments and the November 2007 acquisition by Capstead of the remaining 25% of this venture. The Company’s equity in earnings of its statutory trusts totaled $259,000 during 2007, compared to $212,000 during 2006 (consisting solely of the trust common securities’ pro rata share in interest on the Company’s junior subordinated notes discussed above).
LIQUIDITY AND CAPITAL RESOURCES
     Capstead’s primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on its investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its long-term investment capital. Because the level of these borrowings can generally be adjusted on a daily basis, the Company’s potential liquidity available under its borrowing arrangements is as important as the level of cash and cash equivalents carried on the balance sheet. The table included under “Financial Condition — Utilization of Long-term Investment Capital and Potential Liquidity” and accompanying discussion illustrates management’s estimate of additional funds potentially available to the Company as of December 31, 2008 and its perspective on the appropriate level of portfolio leverage to employ under current market conditions. The Company currently believes that it has sufficient liquidity and capital resources available for the acquisition of additional investments when considered appropriate, repayments on borrowings and the payment of cash dividends as required for Capstead’s continued qualification as a REIT. It is the Company’s policy to remain strongly capitalized and conservatively leveraged.
     In response to the growth of Capstead’s residential mortgage investments portfolio and to recent turbulent market conditions, the Company has pursued additional lending counterparties in order to further increase its financial flexibility and ability to withstand periods of contracting liquidity in the credit markets. Currently the Company has uncommitted repurchase facilities with a variety of lending counterparties to finance this portfolio, subject to certain conditions, and had borrowings outstanding with 18 of these counterparties as of December 31, 2008, up from 14 at December 31, 2007 and ten in September 2007, when the current episodes of contracting credit market liquidity began. Borrowings under repurchase arrangements secured by residential mortgage investments

Capstead Mortgage Corporation
totaled $6.75 billion as of December 31, 2008. As of December 31, 2008, $5.62 billion of these borrowings had maturities of 30 to 90 days, with the remaining $1.13 billion consisting of a series of longer-term repurchase arrangements entered into prior to September 2007 with an average remaining maturity of five months. Interest rates on borrowings under repurchase arrangements are generally based on prevailing rates corresponding to the terms of the borrowings. All terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the willingness of lenders to participate in the financing of Agency Securities, lender collateral requirements and the lenders’ determination of the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates and liquidity conditions within the commercial banking and mortgage finance industries.
     Late in 2007 Capstead began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to effectively lock in fixed rates on a portion of its 30- to 90-day borrowings supporting investments in longer-to-reset ARM securities because longer-term committed borrowings were no longer available at attractive terms. As of December 31, 2008 these swap agreements had notional amounts totaling $1.90 billion and were designated as cash flow hedges for accounting purposes of a like amount of the Company’s 30-day borrowings. Subsequent to year-end, the Company entered into an additional $400 million notional amount of interest rate swap agreements under which the Company pays an average fixed rate of 1.37% for two years. The Company intends to continue to manage interest rate risk associated with holdings of longer-to-reset ARM securities by utilizing suitable Derivatives such as interest rate swap agreements.
     In February 2008 Capstead completed its third public offering since October 2007 raising nearly $127 million in new common equity capital, after underwriting discounts and offering expenses. In addition, during the year ended December 31, 2008 the Company raised $154 million, after expenses, under its continuous offering program, including proceeds of $47 million, after expenses, during the fourth quarter. The Company may pursue additional public offerings during 2009.
Interest Rate Sensitivity on Operating Results
     Capstead performs income sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All investments, borrowings and Derivatives held are included in this analysis. The sensitivity of components of other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. The model incorporates management’s assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for the purpose of amortizing investment premiums. These assumptions are developed through a combination of historical analysis and expectations for future pricing behavior under normal market conditions unaffected by changes in market liquidity.
     Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net interest margins on investments resulting solely from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, adequate levels of market liquidity, changes in market conditions, portfolio leverage levels, and management’s investment capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest margins or precisely predict the impact of higher or lower interest rates on net interest margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest

Capstead Mortgage Corporation
rate changes and other changes in market conditions, management strategies and other factors. Capstead had the following estimated income sensitivity profile as of December 31, 2008 and December 31, 2007, respectively (dollars in thousands):

	Federal	10-year U.S.
	Funds	Treasury
	Rate	Rate		Immediate Change In: *

			Down	Down		Up	Up
30-day to one-year rates			1.00%	1.00%	Flat	1.00%	1.00%
			Down		Down		Up
10-year U.S. Treasury rate			1.00%	Flat	1.00%	Flat	1.00%
Projected 12-month income change:
December 31, 2008	<0.25%	2.21%	n/a	n/a	$(9,400)	$(17,900)	$(13,300)
December 31, 2007	4.25	4.60	10,800	15,600	(9,800)	(17,300)	(12,400)

*	Sensitivity of income to changes in interest rates is determined relative to the actual rates at the applicable date. Note that the projected 12-month income change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.
RISK FACTORS
     An investment in securities issued by Capstead involves various risks. An investor should carefully consider the following risk factors in conjunction with the other information contained in this document before purchasing the Company’s securities. The risks discussed herein can adversely affect the Company’s business, liquidity, operating results, financial condition and future prospects, causing the market price of the Company’s securities to decline, which could cause an investor to lose all or part of his/her investment. The risk factors described below are not the only risks that may affect the Company. Additional risks and uncertainties not presently known to the Company also may adversely affect its business, liquidity, operating results, prospects and financial condition.
Risks Related to Capstead’s Business
     Potential changes in the relationship between the federal government and the GSEs could negatively affect Capstead’s financial condition and earnings. Agency Securities have an implied AAA rating because the timely payment of principal and interest on these securities are guaranteed by the GSEs, or by an agency of the federal government, Ginnie Mae. Only the guarantee by Ginnie Mae is explicitly backed by the full faith and credit of the federal government. As a result of the current housing downturn, the GSEs have reported substantial losses in recent quarters leading to concerns regarding their ability to fulfill their guarantee obligations. The conservatorship of the GSEs on September 7, 2008 by the Federal Housing Finance Agency and commitments made by the federal government to provide substantial financial backing in the form of preferred equity capital and temporary secured lending facilities, helped to alleviate these concerns. These and other steps being taken by the federal government, including the purchase of Agency Securities by the U.S. Treasury and the Federal Reserve, are designed to support market stability and mortgage availability by providing additional confidence to investors in Agency Securities during the current housing correction. There can be no assurance that the federal government’s support for the GSEs and the market for Agency Securities will be adequate to achieve these goals. In addition, the timing of purchases (and any subsequent sales) of Agency Securities by the federal government could create volatility in the market pricing of these investments.

Capstead Mortgage Corporation
     It is anticipated that over the next several years U.S. policy makers will address what the long-term role of the federal government in general, and the GSEs in particular, will play in the housing markets. The actual or perceived credit quality of Agency Securities could be negatively affected by market uncertainty over any legislative or regulatory initiatives that impact the relationship between the GSEs and the federal government. A significantly reduced role by the federal government or other changes in the guarantees provided by Ginnie Mae or the GSEs could negatively affect the credit profile and pricing of future issuances of Agency Securities and whether the Company’s strategy of holding a leveraged portfolio of Agency Securities remains viable.
     Government-supported mortgagor relief programs and future legislative action could negatively affect Capstead’s financial condition and earnings. U.S. policy makers have established or announced programs designed to provide certain qualified homeowners with assistance in avoiding foreclosure or in qualifying for the refinancing of their existing mortgages. These programs would typically entail the pay off of existing mortgages with any losses absorbed by the GSEs. In addition, policy makers have indicated support for additional legislative relief for homeowners, including amending bankruptcy laws to permit the modification of mortgage loans in bankruptcy procedures. These mortgagor relief programs, as well as any future legislative or regulatory actions, could significantly reduce the expected life of the Company’s residential mortgage investments; therefore, actual yields the Company realizes on these investments could be lower due to faster amortization of investment premiums.
     Periods of illiquidity in the mortgage markets may reduce the number of counterparties willing to lend to the Company or the amounts individual counterparties are willing to lend via repurchase arrangements. Capstead will generally pledge its investments in mortgage securities as collateral under uncommitted under repurchase arrangements with numerous commercial banks and other financial institutions, routinely with maturities of 30- to 90-days. Many of the Company’s counterparties have suffered losses in the current housing downturn and a number of counterparties have had to be completely replaced because they exited the securities lending business. The Company’s ability to achieve its investment objectives depends on its ability to re-establish or roll maturing borrowings on a continuous basis. If a counterparty chooses not to roll a maturing borrowing, the Company must pay off the borrowing, generally with cash available from another repurchase arrangement entered into with another counterparty. If the Company deems it does not have sufficient borrowing capacity with its counterparties, it could be forced to reduce its portfolio leverage by selling assets under possibly adverse market conditions, which may adversely affect its profitability. This risk is increased if Capstead relies significantly on any single counterparty for a significant portion of its repurchase arrangements. Under these conditions, the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     Periods of illiquidity in the mortgage markets may reduce amounts available to be borrowed under Capstead’s repurchase arrangements due to declines in the value of related collateral, which could negatively impact the Company’s financial condition and earnings. Capstead generally finances its investments in mortgage securities by pledging them as collateral under uncommitted repurchase arrangements, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amount borrowed under a repurchase arrangement is limited to a percentage of the estimated market value of the pledged collateral and is specified at the inception of the transaction. The portion of the pledged collateral held by the lender that is not advanced under the repurchase arrangement

Capstead Mortgage Corporation
is referred to as margin collateral and the resulting margin percentage is required to be maintained throughout the term of the borrowing. If the market value of the pledged collateral as determined by the Company’s lenders declines, the Company may be subject to margin calls wherein the lender requires the Company to pledge additional collateral to reestablish the agreed-upon margin percentage. Because market illiquidity tends to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company’s lenders can liquidate the Company’s collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine that it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     Periods of rising interest rates may reduce amounts available to be borrowed under Capstead’s repurchase arrangements due to declines in the value of related collateral, which could negatively impact the Company’s financial condition and earnings. Because rising interest rates tend to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company’s lenders can liquidate the Company’s collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     If Capstead is unable to negotiate favorable terms and conditions on future repurchase arrangements with one or more of the Company’s counterparties, the Company’s financial condition and earnings could be negatively impacted. The terms and conditions of each repurchase arrangement are negotiated on a transaction-by-transaction basis, and these borrowings generally are re-established, or rolled, at maturity. Key terms and conditions of each transaction include interest rates, maturity dates, asset pricing procedures and margin requirements. The Company cannot assure investors that it will be able to continue to negotiate favorable terms and conditions on its future repurchase arrangements. Also, during periods of market illiquidity or due to perceived credit quality deterioration of the collateral pledged, a lender may require that less favorable asset pricing procedures be employed or the margin requirement be increased. Under these conditions, the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.
     Capstead’s use of repurchase arrangements to finance its investments may give the Company’s lenders greater rights in the event of bankruptcy. Borrowings made under repurchase arrangements may qualify for special treatment under the U.S. Bankruptcy Code. This may make it difficult for the Company to recover its pledged assets if a lender files for bankruptcy and subject to the Company losses. In addition, if the Company ever files for bankruptcy, its repurchase arrangement counterparties may be able to avoid the automatic stay provisions of the U.S. Bankruptcy Code and take possession of, and liquidate, the Company’s collateral under these arrangements without delay, which could result in losses.
     Capstead may sell assets for various reasons, including a change in the Company’s investment focus, which could increase earnings volatility. Capstead may periodically sell assets to enhance its liquidity during periods of market illiquidity or rising interest rates. Additionally the Company may change its investment focus requiring it to sell some portion of its existing investments. Transactional gains or losses resulting from any such asset sales, or from terminating any related longer-dated repurchase arrangements or interest rate swap agreements, will likely increase the Company’s earnings volatility.

Capstead Mortgage Corporation
     Changes in interest rates, whether increases or decreases, may adversely affect Capstead’s earnings. Capstead’s earnings currently depend primarily on the difference between the interest received on its mortgage securities and similar investments and the interest paid on its related borrowings. The Company typically finances its portfolio securities at 30- to 90-day interest rates. Because only a portion of the ARM loans underlying the Company securities reset each month and the term of these ARM loans generally limit the amount of any increases during any single interest rate adjustment period and over the life of a loan, in a rising short-term interest rate environment, interest rates on related borrowings not hedged through the use of interest rate swap agreements can rise to levels that may exceed yields on these securities, contributing to lower or even negative financing spreads and adversely affecting earnings. At other times, during periods of relatively low short-term interest rates, declines in the indices used to reset ARM loans may negatively affect yields on the Company’s ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company’s borrowing rates, its earnings would be adversely affected.
     The average life of Capstead’s longer-to-reset ARM securities could outstrip related fixed-rate borrowings. Longer-to-reset ARM securities held by Capstead consist almost exclusively of a combination of well-seasoned and relatively newly issued hybrid ARMs with initial coupon interest rates that are fixed for five years. As of December 31, 2008 the weighted average months-to-roll for this portion of our portfolio was 35.1 months with a significantly shorter average expected life based on mortgage prepayment expectations. Prior to changes in market conditions during the fall of 2007, Capstead made use of longer-dated repurchase arrangements to effectively lock in financing spreads on a portion of its investments in longer-to-reset ARM Agency Securities for a significant portion of the fixed-rate terms of these investments. Late in 2007 the Company began using two-year term interest rate swap agreements for this purpose. In a rising interest rate environment, the weighted average life of the Company’s longer-to-reset ARM securities could extend beyond the terms of related longer-dated borrowings and swap positions more than originally anticipated. This could have a negative impact on financing spreads and earnings as related borrowing costs would no longer be fixed during the remaining fixed-rate term of these investments and may also cause a decline in fair value of these assets without a corresponding increase in value from related longer-dated borrowings or swap positions.
     An increase in prepayments may adversely affect Capstead’s earnings. When short- and long-term interest rates are at nearly the same levels (i.e., a “flat yield curve” environment), or when long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities generally increases. Prolonged periods of high mortgage prepayments can significantly reduce the expected life of the Company’s investments; therefore, actual yields the Company realizes can be lower due to faster amortization of investment premiums.
     The lack of availability of suitable investments at attractive pricing may adversely affect Capstead’s earnings. Pricing of investments is determined by a number of factors including interest rate levels and expectations, market liquidity conditions, and competition among investors for these investments, many of whom have greater financial resources and lower return requirements than Capstead. To the extent the proceeds from prepayments on Capstead’s mortgage securities and similar investments are not reinvested or cannot be reinvested at a rate of return at least equal to the rate previously earned on those investments, the Company’s earnings may be adversely affected. Similarly, if proceeds from capital raising activities, if any, are not deployed or cannot be deployed at rates of return being earned on existing capital, earnings may be adversely affected. Capstead cannot assure

Capstead Mortgage Corporation
investors that the Company will be able to acquire suitable investments at attractive pricing and in a timely manner to replace portfolio runoff as it occurs or to deploy new capital as it is raised. Neither can the Company assure investors that it will maintain the current composition of its investments, consisting primarily of ARM Agency Securities.
     Capstead may invest in Derivatives such as interest rate swap agreements to mitigate or hedge the Company’s interest rate risk on its longer-to-reset ARM securities, which may negatively affect the Company’s liquidity, financial condition or earnings. The Company may invest in such instruments from time to time with the goal of achieving more stable financing spreads on the longer-to-reset ARM securities component of its mortgage securities and similar investment portfolio. However, these activities may not have the desired beneficial impact on the Company’s liquidity, financial condition or earnings. For instance, the pricing of longer-to-reset ARM securities and the pricing of the related Derivatives may deteriorate at the same time leading to margin calls on both the longer-to-reset ARM securities and the Derivatives, negatively impacting the Company’s liquidity and stockholders’ equity. In addition, counterparties could fail to honor their commitments under the terms of the Derivatives or have their credit quality downgraded impairing the value of the Derivatives. In the event of default by a counterparty, the Company may have difficulty recovering its collateral and may not receive payment provided for under the terms of the Derivative. Should Capstead be required to sell its Derivatives under such circumstances, the Company may incur losses. No such hedging activity can completely insulate the Company from the risks associated with changes in interest rates and prepayment rates.
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
     Capstead is dependent on its executives and employees and the loss of one or more of its executive officers could harm the Company’s business and its prospects. As a self-managed REIT with fewer than 20 employees, Capstead is dependent on the efforts of its key officers and employees, most of whom have significant experience in the mortgage industry. Although most of the Company’s named executive officers and many of its other employees are parties to severance agreements, the Company’s key officers and employees are not subject to employment agreements with non-compete clauses, nor has Capstead acquired key man life insurance policies on any of these individuals. The loss of any of their services could have an adverse effect on the Company’s operations.
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

Capstead Mortgage Corporation
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
Risks Related to Capstead’s Status as a REIT and Other Tax Matters
     If Capstead does not qualify as a REIT, the Company will be subject to tax as a regular corporation and face substantial tax liability. Capstead has elected to be taxed as a REIT for federal income purposes and intends to continue to so qualify. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize the Company’s REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Company to qualify as a REIT. If Capstead fails to qualify as a REIT in any tax year, then:
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

Capstead Mortgage Corporation
     Complying with REIT requirements may limit Capstead’s ability to hedge effectively. The REIT provisions of the Code may limit Capstead’s ability to hedge mortgage securities and related borrowings by requiring it to limit its income in each year from qualified hedges entered into prior to July 31, 2008, together with any other income not generated from qualified real estate assets, to no more than 25% of the Company’s gross income. In addition, the Company must limit its aggregate income from nonqualified hedging transactions, from providing certain services, and from other non-qualifying sources to not more than 5% of its annual gross income. As a result, the Company may have to limit its use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than the Company would otherwise incur. If the Company were to violate the 25% or 5% limitations, it may have to pay a penalty tax equal to the amount of gross income in excess of those limitations, multiplied by a fraction intended to reflect its profitability. If the Company fails to satisfy the REIT gross income tests, unless its failure was due to reasonable cause and not due to willful neglect, the Company could lose its REIT status for federal income tax purposes.
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
     Complying with REIT requirements may force Capstead to borrow to make distributions to stockholders. As a REIT, Capstead must distribute at least 90% of its annual taxable income (subject to certain adjustments) to its stockholders. To the extent that the Company satisfies the distribution requirement, but distributes less than 100% of its taxable income, the Company will be subject to federal corporate income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its stockholders in a calendar year is less than a minimum amount specified under the federal tax laws. From time to time, the Company may generate taxable income greater than its net income for financial reporting purposes or its taxable income may be greater than the Company’s cash flow available for distribution to stockholders. If the Company does not have other funds available in these situations, it could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and/or the 4% excise tax in a particular year. These alternatives could increase the Company’s costs or reduce its long-term investment capital.

Capstead Mortgage Corporation
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

Capstead Mortgage Corporation
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
     Pursuant to Capstead’s charter, its board of directors has the ability to limit ownership of the Company’s capital stock, to the extent necessary to preserve its REIT qualification.  For the purpose of preserving Capstead’s REIT qualification, its charter gives the board the ability to repurchase outstanding shares of the Company’s capital stock from existing stockholders if the directors determine in good faith that the concentration of ownership by such individuals, directly or indirectly, would cause the Company to fail to qualify or be disqualified as a REIT. Constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of outstanding stock by an individual or entity could cause that individual or entity to own constructively a greater concentration of the Company’s outstanding stock than is acceptable for REIT purposes, thereby giving the board the ability to repurchase any excess shares.
     Because provisions contained in Maryland law and Capstead’s charter may have an anti-takeover effect, investors may be prevented from receiving a “control premium” for their shares.  Provisions contained in Capstead’s charter and Maryland general corporation law may have effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for the Company’s common stock or purchases of large blocks of the Company’s common stock, thereby limiting the opportunities for its stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:
•	Repurchase Rights: The repurchase rights granted to Capstead’s board in its charter limits related investors, including, among other things, any voting group, from owning common stock if the concentration owned would jeopardize the Company’s REIT status.
•	Classification of preferred stock: Capstead’s charter authorizes the board to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of the Company, even if a change in control were in its stockholders’ best interests.
     Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Maryland corporation are not required to act in takeover situations under the same standards as apply in Delaware and certain other corporate jurisdictions.
     Capstead may change its policies without stockholder approval.  Capstead’s board and management determine all of its policies, including its investment, financing and distribution policies and may amend or revise these policies at any time without a vote of the Company’s stockholders. Policy changes could adversely affect the Company’s financial condition, results of operations, the market price of its common stock and/or preferred stock or the Company’s ability to pay dividends or distributions.

Capstead Mortgage Corporation
CRITICAL ACCOUNTING POLICIES
     Management’s discussion and analysis of financial condition and results of operations is based upon Capstead’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that can affect the reported amounts of assets, liabilities (including contingencies), revenues and expenses, as well as related disclosures. These estimates are based on available internal and market information and appropriate valuation methodologies believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the expected useful lives and carrying values of assets and liabilities which can materially affect the determination of net income and book value per common share. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are critical accounting policies in the preparation of Capstead’s consolidated financial statements that involve the use of estimates requiring considerable judgment:
•	Amortization of Investment Premiums on Financial Assets — Investment premiums on financial assets are recognized in earnings as adjustments to interest income by the interest method over the estimated lives of the related assets. For most of Capstead’s financial assets, estimates and judgments related to future levels of mortgage prepayments are critical to this determination. Mortgage prepayment expectations can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. Management estimates mortgage prepayments based on past experiences with specific investments within the portfolio, and current market expectations for changes in interest rates and the residential mortgage lending environment. Should actual runoff rates differ materially from these estimates, investment premiums would be expensed at a different pace.

•	Fair Value and Impairment Accounting for Financial Assets — Most of Capstead’s investments are financial assets held in the form of mortgage securities that are classified as available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in Stockholders’ equity as a component of Accumulated other comprehensive income (loss). As such, these unrealized gains and losses enter into the calculation of book value per common share, a key financial metric used by investors in evaluating the Company. Fair values fluctuate with current and projected changes in interest rates, prepayment expectations and other factors such as market liquidity conditions. Considerable judgment is required to interpret market data and develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity. See “NOTE 2” and “NOTE 8” to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets. Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of a mortgage security below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in Other revenue (expense) as an impairment charge. Similarly, considerable judgment is required in determining whether an impairment charge should be recognized on an investment in an unsecuritized loan and the amount of any such charge which is determined by estimating expected future cash flows discounted at the note rate.

•	Derivatives Accounting — The Company uses Derivatives from time to time for risk management purposes. When held, Derivatives are recorded as assets or liabilities and carried at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as an accounting hedge, as well as the type of hedging relationship identified. To qualify as cash flow hedges for accounting purposes, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in Accumulated other comprehensive income (loss) and the ineffective portion is recorded in earnings. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is deemed to no longer be highly effective, are recorded in earnings as a component of Other revenue (expense).
     Late in 2007 the Company began using interest rate swap agreements in hedge relationships accounted for as cash flow hedges in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30- and 90-day borrowings. Variable-rate payments to be received on the swap agreements and any measured hedge ineffectiveness are recorded in interest expense as an offset to interest owed on the hedged borrowings that reset to market rates generally on a monthly basis while fixed rate swap payments to be made are also recorded in interest expense resulting in an effectively fixed borrowing rate on these borrowings, subject to certain adjustments. See “NOTE 2” and “NOTE 6” to the accompanying consolidated financial statements and “Financial Conditions—Residential Mortgage Investments” for additional information regarding the Company’s use of Derivatives and its related risk management policies.
FORWARD-LOOKING STATEMENTS
     This document contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead’s actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company’s investments and other factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable qualifying investments from both an investment return and regulatory perspective, the availability of new investment capital, the availability of financing at reasonable levels and terms to support investing on a leveraged basis, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of differing levels of leverage employed, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. In addition to the above considerations, actual results and liquidity related to investments in loans secured by commercial real estate are affected by borrower performance under operating and/or development plans, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs, among other factors.

Capstead Mortgage Corporation
PERFORMANCE GRAPH
     Set forth below is a graph comparing the yearly percentage change in the cumulative total stockholder return on Capstead common shares, with the cumulative total return of the Russell 2000 Index and the NAREIT Mortgage Index for the five years ended December 31, 2008, assuming the investment of $100 on December 31, 2003 and the reinvestment of dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.

	Cumulative Total Stockholder Return as of December 31
	2003	2004	2005	2006	2007	2008

Capstead	$100.00	$70.23	$40.26	$58.10	$94.96	$92.78
Russell 2000	100.00	118.39	123.84	146.64	144.36	95.59
NAREIT Mortgage	100.00	107.92	74.60	80.89	42.31	25.19
     For purposes of preparing the above performance graph, the Russell 2000 Index has been substituted for the S&P 500 Index that was presented last year. As a result of an increase in Capstead’s market capitalization, it was included in the Russell 2000 Index when the index was reconstituted in mid-2008. Management believes that because the Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity market, it provides a better relative measure of performance than the S&P 500 Index, which is composed of companies with much larger market capitalizations. The compound annual growth rate for S&P 500 Index was -2.19 percent for the five years ended December 31, 2008.

Capstead Mortgage Corporation
Reports on Corporate Governance and
Reports of Independent Registered Public Accounting Firm
Report of Management on Effectiveness of Internal Control
Over Financial Reporting
     Management of Capstead Mortgage Corporation (“Capstead” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a – 15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the COSO framework, it is management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2008.
     Capstead’s independent registered public accounting firm, Ernst & Young, LLP, has issued a report on the Company’s internal control over financial reporting, which is included in this Annual Report.
Report of Management on Evaluation of Disclosure Controls and Procedures
     Capstead’s management, with participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as of December 31, 2008. Based on this evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.
Related Certifications by Management
     Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead’s annual report on Form 10-K for the year ended December 31, 2008 and the Company’s system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the annual report on Form 10-K. This report, as well as the Company’s other filings with the Securities and Exchange Commission, are available free of charge on the Company’s website at www.capstead.com.
     On May 8, 2008 Capstead’s CEO certified, pursuant to Section 303A.12(a) of the New York Stock Exchange (“NYSE”) Listed Company Manual, that he was not aware of any violation by the Company of NYSE corporate governance listing standards. This certification is made annually with the NYSE within thirty days after the Company’s annual meeting of stockholders.

Capstead Mortgage Corporation
Report of Independent Registered Public Accounting Firm on
Audit of Internal Control Over Financial Reporting
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited Capstead Mortgage Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management of Capstead Mortgage Corporation (the “Company”) is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 of the Company, and our report dated March 2, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG, LLP
Dallas, Texas March 2, 2009

Report of Independent Registered Public Accounting Firm on
Audit of the Consolidated Financial Statements
Stockholders and Board of Directors
Capstead Mortgage Corporation
     We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG, LLP
Dallas, Texas March 2, 2009